As filed with the Securities and Exchange Commission on December 16, 2015.

Registration No. 333-204429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bicapital Corporation

(Exact name of Registrant as specified in its charter)

Republic of Panama	6029	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Bicapital Corporation

Federico Boyd Avenue No. 18 and 51st Street

Scotia Plaza, 11th Floor

Panama City, Panama

0816-03356

+ (507) 396-9872

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jorge U. Juantorena, Esq.	Juan Francisco Méndez, Esq.
Cleary Gottlieb Steen & Hamilton LLP	Simpson Thacher & Bartlett LLP
One Liberty Plaza	425 Lexington Avenue
New York, New York 10006	New York, New York 10017
(212) 225-2758	(212) 455-2579

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common shares(1)	US$345,000,000	US$40,089

(1)	Includes common shares that the underwriters have the option to purchase, if any, and common shares that are to be offered outside the United States but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. Offers and sales of common shares outside the United States are being made pursuant to Regulation S and are not covered by the Registration Statement.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	The full amount of the registration fee was previously paid on May 22, 2015 and August 28. 2015. Accordingly, no additional fee is due in connection with this filing.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 16, 2015

PRELIMINARY PROSPECTUS

            Shares

Common Stock

US$             per share

This is Bicapital Corporation’s initial public offering. We are selling          shares of our common stock.

We anticipate that the initial public offering price will be between US$          and US$          per share. Currently no public market exists for our shares. We will apply to list our shares on the New York Stock Exchange (“NYSE”) under the symbol “BICA.”

Investing in the shares involves risks. See “Risk Factors” beginning on page 20.

	Price to Public	Underwriting Discount and Commissions	Proceeds to us before expenses*
Per Share	US$	US$	US$
Total	US$	US$	US$

*	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase from us up to an additional              shares, at the public offering price, less the underwriting discount.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither this offering nor the shares have been registered in the Republic of Panama (“Panama”) and therefore are not subject to the Panamanian laws applicable to public offerings in Panama. The information contained in this prospectus has not been approved or disapproved by the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores, or “Panamanian SMV”). The shares may not be sold in Panama except in compliance with the securities laws of Panama.

The underwriters expect to deliver the shares to purchasers on or about                      , 2016 through the book entry facilities of The Depository Trust Company.

Global Coordinators and Joint Bookrunners

BofA Merrill Lynch	Citigroup

Joint Bookrunner

J.P. Morgan

The date of this prospectus is                      , 2016

We are responsible for the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information, or to make any representations, other than the information contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                    , 2016 (the 25th day after the date of this prospectus), U.S. federal securities law requires all dealers that effect transactions in our shares, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

This prospectus has been prepared on the basis that all offers of our shares in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the

i

requirement to produce a prospectus for offers of our shares. Accordingly, any person making or intending to make any offer of our shares within the European Economic Area that are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or hereby authorize, the making of any offer of our shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. “Prospectus Directive” means Directive 2003/71/EC as amended.

The distribution of this prospectus and the offering and sale of our shares in certain jurisdictions may be restricted by law. Persons who receive this prospectus must inform themselves about and observe any such restrictions. This prospectus does not constitute an offer of, or an invitation to purchase, any of the shares in any jurisdiction in which such offer or invitation would be unlawful.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Definitions

All references to “we,” “us,” “our company” and “Bicapital” in this prospectus are to Bicapital Corporation, a corporation (sociedad anónima) organized under the laws of Panama.

In this prospectus, we refer to our principal subsidiaries as follows: (i) Banco Industrial, S.A., a corporation (sociedad anónima) organized under the laws of the Republic of Guatemala (“Guatemala”), as “Banco Industrial;” (ii) Banco Industrial El Salvador, S.A., a corporation (sociedad anónima) organized under the laws of the Republic of El Salvador (“El Salvador”), as “BI El Salvador,” (iii) Financiera Industrial, S.A., a corporation (sociedad anónima) organized under the laws of Guatemala, as “Financiera Industrial,” (iv) Westrust Bank (International Limited), a corporation organized under the laws of The Bahamas, as “Westrust Bank,” (v) Contécnica, S.A. a corporation (sociedad anónima) organized under the laws of Guatemala, as “Contecnica;” (vi) Banco del País, S.A., a corporation (sociedad anónima) organized under the laws of the Republic of Honduras (“Honduras”), as “Banpaís,” (vii) Seguros El Roble, S.A., a corporation (sociedad anónima) organized under the laws of Guatemala, as “Seguros El Roble;” (viii) Fianzas El Roble, S.A., a corporation (sociedad anónima) organized under the laws of Guatemala, as “Fianzas El Roble;” and (ix) Seguros del País, S.A., a corporation (sociedad anónima) organized under the laws of Honduras, as “Seguros del País.”

Financial Statements

Our fiscal year begins on April 1 and ends on March 31. Our audited consolidated financial statements as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013 (the “Annual Financial Statements”) included in this prospectus have been prepared in U.S. dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our unaudited condensed consolidated interim financial statements as of September 30, 2015 and for the six-month periods ended September 30, 2014 and 2015 (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”) included in this prospectus have been prepared in accordance with IFRS, applying IAS 34, or “Interim Financial Reporting.”

We have historically prepared our financial statements in accordance with accounting principles prescribed by the Guatemalan Superintendency of Banks (Superintendencia de Bancos de Guatemala or “GSB”) and the Guatemalan Banks and Financial Groups Law (Ley de Bancos y Grupos Financieros) (collectively, “Guatemalan Banking GAAP”). We prepared our first financial statements in accordance with IFRS as issued by the IASB for the year ended March 31, 2014 and our transition date to IFRS was April 1, 2012.

For regulatory purposes, in Guatemala, Honduras and El Salvador, our subsidiaries prepare and will continue to prepare and make available to shareholders statutory financial statements in accordance with local generally accepted accounting principles (“local GAAP”) as prescribed by the applicable regulators. Unless otherwise indicated, all financial information provided in this prospectus has been prepared in accordance with IFRS. IFRS differs in certain significant respects from local GAAP. Consequently, the information presented in this prospectus in accordance with local GAAP may not be comparable with our financial information prepared in accordance with IFRS.

We manage our business in four segments: (i) Commercial Banking, (ii) Retail Banking, (iii) Treasury and (iv) Insurance. For information on our results of operations per business segment, see Note 32 to our Annual Financial Statements and Note 6 to our Interim Financial Statements included in this prospectus.

Currency Translation

In this prospectus, references to “quetzales” or “Q.” are to Guatemalan quetzales, references to “U.S. dollars” or “US$” are to United States dollars and references to “lempiras” or “L.” are to Honduran lempiras.

Our financial statements are presented in U.S. dollars, which is our presentation currency. For our Guatemalan subsidiaries the functional currency is the quetzal and for our Honduran subsidiaries the functional currency is the lempira. See “Exchange Rates” for information regarding historical exchange rates of quetzales and lempiras to U.S. dollars. For the Salvadoran entities and Westrust Bank, the functional currency is the U.S. dollar. For more information on the basis of presentation, see Note 2c to our Annual Financial Statements.

Terms Relating to our Loan Portfolio and Capital Adequacy

As used in this prospectus, the following terms relating to our loan portfolio and other credit assets, as well as our capital adequacy have the meanings set forth below, unless otherwise indicated.

“Allowance for loan losses” refers to the aggregate loan loss allowance or reserves shown as of a particular date as a balance sheet item.

“Capital ratio” refers to total regulatory capital divided by total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the Honduran Banking Commission (Comisión Nacional de Bancos y Seguros or “CNBS”) while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the Salvadoran Financial System Commission (Superintendencia del Sistema Financiero de El Salvador or “SSF”).

“Net loans” and “net loan portfolio” refer to our total loan portfolio less allowance for loan losses.

“Net premiums earned” refers to net premiums written minus technical reserves.

“Non-performing loans” or “NPL” refers to total loans over 90 days past due.

“NPL coverage ratio” refers to the ratio of allowance for loan losses to NPL for a given period.

“NPL ratio” refers to total NPL divided by total loans.

“Tier 1 capital” is calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Tier 1 capital for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB and includes common stock, additional paid-in capital, declared reserves and retained earnings. Tier 1 capital for Banpaís is calculated in accordance with regulatory requirements of the CNBS, while Tier 1 capital for BI El Salvador is calculated in accordance with regulatory requirements of the SSF.

“Tier 2 capital” is calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Tier 2 capital for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB and includes earnings obtained from the current fiscal year, revaluation of assets, other capital reserves and qualified equity instruments. Tier 2 capital for Banpaís is calculated in accordance with regulatory requirements of the CNBS, while Tier 2 capital for BI El Salvador is calculated in accordance with regulatory requirements of the SSF.

“Total regulatory capital” is calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Total regulatory capital for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB, and refers to Tier 1 capital plus Tier 2 capital minus investments in capital in local and foreign banks and subsidiaries in which the bank holds at least 25% of their capital. The amount of Tier 2 capital included in the calculation of total regulatory capital cannot exceed the amount of Tier 1 capital. Total regulatory capital for Banpaís is calculated in accordance with regulatory requirements of the CNBS. Total regulatory capital for BI El Salvador is calculated in accordance with regulatory requirements of the SSF.

Market and Industry Data

This prospectus contains statements about our competitive position and market share in, and the market size of, the banking and insurance industry and market for financial services in the jurisdictions in which we operate. We have made these statements on the basis of statistics and other information from independent third-party sources that we believe are reliable.

All statements in this prospectus regarding our relative market position and financial performance vis-a-vis the financial services and insurance sectors are presented in local GAAP, and for: i) Guatemala are based, out of necessity, on information published and obtained from the GSB and the Guatemalan Central Bank (Banco de Guatemala); ii) El Salvador are based, out of necessity, on information published and obtained from the SSF; and iii) Honduras are based, out of necessity, on information published and obtained from CNBS and the Honduran Central Bank (Banco Central de Honduras). Unless otherwise indicated, the market share and ranking information included in this prospectus is derived from statistics as of September 30, 2015 and includes the information of the applicable subsidiary only, on an unconsolidated basis excluding its subsidiaries. In the section entitled “Business,” the information regarding market share by insurance business line in Guatemala only includes members of the Guatemalan Association of Insurance Institutions (Asociación Guatemalteca de Instituciones de Seguros (AGIS)), as published periodically by the GSB; Seguros CHN, part of Banco CHN, which has an unconditional and unlimited guarantee from the Guatemalan government, is not a member of the AGIS.

Furthermore, we obtained certain macroeconomic information used throughout this prospectus from publicly available information and market research, including, among others, the International Monetary Fund (“IMF”) and the World Bank Development Indicators.

Although we have no reason to believe that any of the above-described information or reports is inaccurate in any material respect, neither we nor the underwriters have independently verified the competitive position, market share, market size or market growth data contained in such reports.

Certain Other Definitions and Conventions

We include certain measures and ratios in this prospectus which we believe provide investors with important information regarding our operations.

“Administrative ratio” refers to administrative expenses divided by net premiums earned.

“Combined ratio” refers to the sum of incurred losses and operating expenses, divided by net premiums earned.

“Commission ratio” refers to insurance commissions divided by net premiums earned.

“Efficiency ratio” refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges.

“Fee income ratio” refers to net fee and commission income divided by profit for banking and insurance operations.

“Incurred losses” refers to losses covered by an insurance policy over a period of time.

v

“Loss ratio” refers to claims divided by net premiums earned.

“Net interest margin” refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the six-month period ended September 30, 2015 is annualized and calculated as net interest income for the period multiplied by two, divided by an average of interest-earning assets as of March 31, 2015 and September 30, 2015.

“Return on average assets,” or “ROAA,” refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of total assets as of March 31, 2015 and September 30, 2015.

“Return on average shareholders’ equity,” or “ROAE,” refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of shareholders’ equity as of March 31, 2015 and September 30, 2015.

We present average balances and nominal average interest rates in this prospectus. Except as otherwise indicated, average balances have been calculated by adding the month-end balances of our assets and liabilities and then dividing by the number of months in the period. Nominal average interest rates have been calculated by dividing interest earned or paid on assets or liabilities by the corresponding average balances on such assets or liabilities.

In addition, for certain information related to our compound annual growth rate (“CAGR”) we have included such information pursuant to local GAAP as reported to the local regulating entities in order to be able to show prospective investors our growth over a longer period than three years.

Effect of Rounding

Certain figures included in this prospectus and in our Financial Statements have been rounded for ease of presentation. Percentage figures included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Share Data and Other Related Data

At our board of directors’ meeting held on April 30, 2015, our board of directors approved the implementation of a five-to-one reverse stock split of our common shares effective as of July 31, 2015 (the “Reverse Stock Split”). Our issued and outstanding preferred shares were not impacted by the Reverse Stock Split. After July 31, 2015, every five shares of our issued and outstanding common stock were converted into one newly issued and outstanding share of common stock, without any change in the par value per share. The reverse stock split reduced the number of shares of our outstanding common stock from 555,316,597 to 111,068,949 immediately after the Reverse Stock Split (without giving effect to any conversions resulting from the Perpetual Exchange Right (as defined in “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights”) after July 31, 2015). No fractional shares were issued in connection with the reverse stock split; thus, any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. The number of authorized shares of our common stock remained unchanged. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Share data used throughout this prospectus, including dividends per share and earnings per share, have been adjusted to reflect the Reverse Stock Split unless otherwise indicated.

SUMMARY

This summary highlights selected information described in greater detail elsewhere in this prospectus. You should carefully read this prospectus in its entirety before investing in our shares, including “Risk Factors,” “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations” and our Financial Statements. Unless otherwise indicated, all financial information provided in this section has been prepared in accordance with IFRS.

Our Business

We are the largest financial services group in Guatemala, with a growing presence in other underpenetrated and fast-growing Central American countries. Through our subsidiaries, we provide a comprehensive range of corporate and retail banking, insurance and other financial services to more than 1.8 million clients as of September 30, 2015. We were formed as a holding company in 2006, and our main subsidiary, Banco Industrial, was founded in 1967. We believe that our businesses benefit from significant synergies as a result of being part of one financial group.

Our operations in Guatemala include Banco Industrial and Seguros El Roble, the largest bank and insurance company in the country, respectively, which are also among the most profitable entities in the Guatemalan banking and insurance systems, according to the GSB. We are the market leader in terms of total assets, total net loans and total deposits, with market shares of 27.9%, 26.6% and 25.2%, respectively, as of September 30, 2015; as well as, first in total gross premiums written, with a market share of 24.8% and 26.1%, respectively, for the year ended March 31, 2015 and the six-month period ended September 30, 2015, according to the GSB. For the year ended March 31, 2015 and on an annualized basis for the six-month period ended September 30, 2015, Banco Industrial had a ROAE of 26.6% and 27.8%, respectively, compared to a ROAE of 18.3% and 18.4%, respectively, for the Guatemalan banking system as a whole, and Seguros El Roble (including Fianzas El Roble) had a ROAE of 38.4% and 29.9%, respectively, compared to a ROAE of 27.3% and 24.6%, respectively, for the Guatemalan insurance system as a whole, according to the GSB. As of September 30, 2015, Banco Industrial had one of the largest banking distribution networks in Guatemala, with 5,295 points of service, comprised of 501 branches, 3,519 ATMs (including 913 proprietary and 2,606 third-party network ATMs) and 1,275, correspondent agents (third-party points of service). As of September 30, 2015, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented approximately 80.1% of our total assets.

As part of our growth strategy, beginning in 2007 with our acquisition of a controlling interest in Banpaís, we expanded our operations outside Guatemala to Honduras and El Salvador. Since then, our international growth has been focused on the northern part of Central America, given the high level of intra-regional trade activity by our clients. Currently, our operations outside of Guatemala include: (i) Banpaís, the fourth-largest bank in Honduras in terms of total net loans, with an 11.4% market share as of September 30, 2015, according to the CNBS, (ii) Seguros del País, the fourth-largest insurer in Honduras in terms of total gross premiums written, with an 8.2% and 10.3% market share for the year ended March 31, 2015 and the six-month period ended September 30, 2015, according to the CNBS and (iii) BI El Salvador, the 11th-largest bank in El Salvador in terms of total net loans, with a 1.5% market share as of September 30, 2015, according to the SSF. Our banking network outside Guatemala is comprised of a total of 167 branches and 174 ATMs as of September 30, 2015. As of September 30, 2015, Banpaís, Seguros del País and BI El Salvador, together, represented approximately 12.7% of our total assets.

Our operations are conducted across four principal business segments:

•	commercial banking, which focuses on providing a full range of commercial banking products and services and financial assessment to large corporations, medium-sized companies, and small businesses in target industries;

•	retail banking, which focuses on providing a full range of banking products and services to retail clients;

•	treasury, which focuses on funding activities, such as borrowings with international financial institutions, issuances of debt securities, subordinated liabilities, and investing in liquid assets, such as short-term placements and corporate and government debt securities; and

•	insurance, which provides a variety of insurance products and services, including life insurance, property and casualty insurance and automobile insurance, to both commercial and retail clients.

Since our formation as a holding company in 2006, we have built a track record of delivering sustained profitable growth. For instance, our profit for banking and insurance operations was US$473.6 million, US$536.1 million and US$566.8 million, respectively, for the year ended March 31, 2013, 2014 and 2015 and US$311.1 million for the six-month period ended September 30, 2015. Our success has been primarily driven by our ability to penetrate high-margin market segments, exploit cross-selling opportunities, create strong relationships with the largest corporations in Central America, focus on technology to generate significant operational efficiencies and operate under conservative risk policies, coupled with an experienced management team and board of directors focused on delivering value to our shareholders.

As of September 30, 2015, we had total assets of US$13.1 billion, total net loans of US$7.4 billion, total deposits of US$8.0 billion, and total shareholders’ equity of US$1.1 billion. For the year ended March 31, 2015 and the six-month period ended September 30, 2015, respectively, our profit for the period was US$185.9 million and US$103.7 million, and for the year ended March 31, 2014 our profit for the period was US$181.2 million.

The following table shows, for the periods presented, key financial and operating indicators of our performance.

	As of and for the six-months ended September 30,	As of and for the year ended March 31,
	2015	2015	2014	2013
	(US$ in millions, except percentages)
Total assets	13,149.9	12,640.4	11,409.3	10,111.6
Total net loans	7,405.5	7,128.2	6,372.3	5,512.0
Total deposits	7,986.5	7,735.5	7,079.1	6,600.1
Total equity	1,055.0	1,038.8	942.1	832.0
Profit for the period	103.7	185.9	181.2	162.0
Return on average assets(1)	1.6%	1.6%	1.7%	1.7%
Return on average shareholders’ equity(2)	20.5%	19.4%	21.7%	22.7%
Net interest margin(3)	4.1%	4.2%	3.9%	3.9%
Efficiency ratio(4)	53.1%	54.2%	53.2%	51.4%
NPL ratio(5)	1.4%	1.1%	1.7%	1.8%
NPL coverage ratio(6)	82.4%	104.6%	90.7%	95.7%
Capital ratio of Bicapital(7)	14.4%	14.2%	14.8%	15.0%
Capital ratio of Banco Industrial(7)	12.3%	11.3%	11.9%	13.5%
Capital ratio of Banpaís(7)	14.0%	13.0%	13.2%	12.2%
Capital ratio of BI El Salvador(7)	19.3%	19.8%	20.4%	19.6%

(1)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of total assets as of March 31, 2015 and September 30, 2015.

(2)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of shareholders’ equity as of March 31, 2015 and September 30, 2015.
(3)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the six-month period ended September 30, 2015 is annualized and calculated as net interest income for the period multiplied by two, divided by an average of interest earning assets as of March 31, 2015 and September 30, 2015.
(4)	Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges.
(5)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís and BI El Salvador). Calculated as total NPL divided by total loans.
(6)	Refers to the ratio of allowance for loan losses to NPL for a given period.
(7)	Refers to total regulatory capital divided by total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF.

Our Corporate Structure

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of September 30, 2015.

Market Opportunity

The majority of our business is generated through our operations in Guatemala, representing 88.0% and 79.0% of our profit for the period and total assets, respectively, as of and for the year ended March 31, 2015 and 86.0% and 80.1% of our profit for the period and total assets, respectively, as of and for the six-month period ended September 30, 2015. We believe that the size and sustained growth of Guatemala’s economy, the relatively low penetration of financial services in the country and a healthy Guatemalan financial system offer a significant opportunity for us to continue growing. Additionally, we have a clear expansion strategy for other Central American countries, which we know well and with which Guatemala has strong commercial ties. These countries, which we believe have favorable long-term prospects, present additional opportunities for us.

Attractive economy of Guatemala with sustained growth potential and stable macro fundamentals

Guatemala is the largest economy in Central America, with an estimated GDP of US$58.7 billion for the year ended December 31, 2014, accounting for approximately one-third of Central America’s GDP. Guatemala has a strong private sector participation of 92.1% of its total GDP, one of the highest among Central American countries, as per the Guatemalan Central Bank. The country had credit ratings of Ba1 by Moody’s Investor Service (“Moody’s”), BB by Standard & Poor’s Rating Services (“S&P”) and BB by Fitch Ratings Ltd. (“Fitch”) as of September 30, 2015.

According to the International Monetary Fund (IMF), the country has grown at an average real GDP growth rate of 3.1% during the five-year period ended December 31, 2014, which is comparable to growth observed in certain other Latin American economies such as Brazil at 2.3%, Colombia at 4.3%, Peru at 5.2%, Mexico at 2.0% and Chile at 3.7% for the same period. The Guatemalan government’s prudent and responsible management of the economy, coupled with a conservative monetary policy by the Guatemalan Central Bank, have resulted in economic development, increased internal consumption and strong macroeconomic fundamentals, including low levels of public debt, low inflation, stable currency, low fiscal deficit and high levels of international reserves. Additionally, there has been an increase in foreign direct investment, a consequence of the country’s stable regulatory framework and improvement in its competitive indicators; based on the most-recently available Doing Business ranking issued by the International Finance Corporation (IFC), a member of the World Bank Group, Guatemala climbed 20 positions, from being ranked 93 in September 2012 to being ranked 73 in September 2014, among 189 countries. According to the Guatemalan Central Bank, foreign investments grew at a CAGR of 18.5% during the five-year period ended December 31, 2014 (most recent data available).

Guatemala could further benefit from increased growth in the economy of the United States, its largest trade partner, accounting for 35.5% of Guatemala’s exports during 2014. Guatemala’s access to the U.S. economy has been favored by the Dominican Republic-Central American Free Trade Agreement, which entered into effect in Guatemala in 2006, the first free trade agreement between the United States, Central American countries (Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua) and the Dominican Republic that promotes stronger trade and investment ties between the United States and the region. Additionally, Guatemalan immigrants living in the United States generate strong remittance flows, representing 9.3% of Guatemala’s GDP as of December 31, 2014, which have grown at a CAGR of 7.2% during the five-year period ended December 31, 2014, according to the Guatemalan Central Bank.

Well-regulated and underpenetrated financial system

Policy changes over the last decade have strengthened Guatemala’s financial sector. With the assistance of the IMF and the World Bank, a financial sector reform program was implemented to establish a modern, strong and well-functioning financial system, able to improve and expand its intermediating functions and to withstand shocks. As a result, Guatemala has been able to maintain a healthy financial system, with high profitability and strong asset quality, demonstrated by a total capital ratio of 14.1%, ROAE of 18.4%, NPL ratio of 1.4% and NPL coverage ratio of 143.1%, for the Guatemalan banking system as a whole as of September 30, 2015, according to the GSB.

For the five-year period ended December 31, 2014, according to the GSB, Guatemala’s financial system reported net loans and deposits CAGRs of 12.1% and 10.2% respectively, without adjustments for inflation. Despite this growth, the financial system in Guatemala remains underpenetrated. The domestic credit extended to the private sector to GDP ratio in Guatemala remained relatively low at 32.6% as of December 31, 2014, when compared to the same ratio of most Central American and other Latin American countries, including Brazil at 70.7%, Colombia at 50.2%, Peru at 31.4%, Mexico at 30.6% and Chile at 105.9%, according to the World Bank. Retail banking represents even greater penetration potential. As of December 31, 2014, according to the Guatemalan Central Bank and the GSB, Guatemala had total consumer loan, credit card loan and mortgage loan to GDP ratios of 7.8%, 1.7% and 1.7%, respectively, substantially lower than other Latin American countries. In insurance, premiums written in Guatemala as a percentage of GDP represented 1.3%, the lowest among Central American and other Latin American countries, as of December 31, 2014, according to the IMF and the Guatemalan Central Bank. The graphs below further illustrate the comparison among different Latin American countries with respect to banking and insurance penetration, providing loan-to-GDP ratios and gross premiums written-to-GDP ratios for the region.

Source: IMF, Guatemalan Central Bank, GSB, and the local banking regulatory entities of Chile, Colombia, Costa Rica, El Salvador, Honduras, Mexico, Panama and Peru.

Note: Ratios calculated in local currency. Loan calculations are based on net loans.

Source: IMF, Guatemalan Central Bank, GSB and Business Monitor International (BMI).

Note: Ratios calculated in local currency.

Market opportunity at a regional level

We view Central America as a strategic region offering expansion opportunities upon which we believe we are poised to capitalize. According to the IMF, as of December 31, 2014, Central America had a total population of approximately 45.5 million and a GDP of US$389.3 billion, making it the fourth-largest aggregated market in Latin America by population and the eighth-largest by GDP. According to estimates prepared by the IMF, Central America’s real GDP is expected to grow at an annual average rate of 4.3% between 2014 and 2016. Central American countries have similar cultures and enjoy relatively stable economic environments, which have enabled strong intra-regional economic and trade activity among countries. Corporations have established regional operations, increasing the demand for regional financial services. The trend over the last ten years in the Central American banking industry has been toward consolidation and the establishment of regional platforms, and we believe the region continues to offer growth and acquisition opportunities. In addition, the different countries of Central America have entered into various free trade agreements with the United States and other countries in Europe, South America and Asia that have promoted prosperity as well as stronger trade flows, which have increased the region’s attractiveness for foreign direct investment. According to the World Bank, foreign investments in Central America for the five-year period ended December 31, 2013 (the most recent data available) grew at a CAGR of 7.8%.

Our expansion plans in the region have initially focused on Honduras and El Salvador, Guatemala’s largest trading partners in Central America. The total trade volume between these two countries and Guatemala was over US$3.4 billion in total imports and exports in 2014, according to the Guatemalan Central Bank, which represented 13.1% of Guatemala’s total trading volume in 2014. Our presence in these strategic countries has enabled us to position ourselves as one of the largest financial conglomerates in the region and provides a platform for potential expansion to the other countries in the region. As of September 30, 2015, we ranked fourth in terms of total assets with a 6.1% market share among banking institutions in Central America (Guatemala, Costa Rica, Nicaragua, Honduras, El Salvador and Panama), according to information from the local banking regulators.

Our Competitive Strengths

Leading financial institution in Guatemala with a growing presence across Central America

Through our main subsidiary, Banco Industrial, we have been one of the main financial institutions in Guatemala over the past 45 years, consolidating our leadership position in commercial and retail banking. We believe that Banco Industrial’s strong brand recognition, solid reputation and distribution network have contributed to our leading position in Guatemala. Banco Industrial has one of the largest banking distribution networks in Guatemala, according to the GSB, serving approximately 1.4 million retail clients and 12,890 commercial clients, and processing approximately 192.4 million transactions during the year ended March 31, 2015 and 98.1 million for the six-month period ended September 30, 2015.

Banco Industrial performs a systemically important role for Guatemala’s financial market and economy. Banco Industrial is one of the leading check-clearing institutions in the Guatemalan financial system, with a 33.2% market share as of September 30, 2015 in amount of quetzales cleared, according to the Guatemalan Automated Clearing House’s compensation agent and operator (Imágenes Computarizadas de Guatemala, S.A.). Banco Industrial is the main tax collector for the Guatemalan government with a 44.1% market share as of September 30, 2015 according to the Guatemalan Superintendency of Tax Administration (Superintendencia de Administración Tributaria), and according to the Guatemalan Central Bank, Banco Industrial is a leading recipient of family remittances, processing US$1,317.1 million in remittances flowing into Guatemala, representing a 23.1% market share, for the year ended March 31, 2015 and processing US$823.0 million, representing a 25.7% market share, for the six-month period ended September 30, 2015.

In addition to our leadership in banking, through Seguros El Roble and Fianzas al Roble, we are the leading insurer in Guatemala with a 26.1% and 24.8% market share in total gross premiums written for the six-month period ended September 30, 2015 and the year ended March 31, 2015, respectively, according to the GSB.

Seguros El Roble and Fianzas El Roble together have consistently outperformed the growth of the Guatemalan insurance market. Seguros El Roble and Fianzas El Roble’s gross premiums written achieved a CAGR of 11.4% for the five-year period ended September 30, 2015, compared to a CAGR of 8.7% of the industry for the period, in Guatemalan GAAP as reported to the GSB.

We have a loan portfolio in Central America (excluding Guatemala) in an aggregate amount of US$1,959.4 million as of September 30, 2015, which represents 26.2% of our total loan portfolio. We are the fourth-largest bank in Honduras in terms of total net loans with a market share of 11.8%, with 159 branches and 156 ATMs as of September 30, 2015. In El Salvador we have a market share of 1.5% in terms of total net loans, with eight branches and 18 ATMs. In line with our expansion strategy, after obtaining a license to operate in September 2015, we expect to commence banking operations in Panama in January 2016 under the name BiBank, which will complement our platform in Central America to better serve our clients’ needs, allowing us to serve the many multinational companies who have established their headquarters in Panama.

Track record of profitable growth

We have consistently demonstrated our ability to deliver profitable growth. Our total assets, net loans, deposits and total equity grew at a compounded annual rate of 11.3%, 13.5%, 7.9% and 12.3%, respectively, over the period between April 1, 2012 and September 30, 2015. Our ROAE was 20.5% on an annualized basis for the six-month period ended September 30, 2015 compared to our ROAE of 19.4% and 21.7% for the years ended March 31, 2015 and 2014, respectively. Our main banking and insurance subsidiaries have been able to deliver strong performances as compared to the banking and insurance systems in the jurisdictions in which they operate, based on local GAAP reporting to each regulator, as shown in the table below.

	3-Year CAGR				For the year ended March 31,
	(April 1, 2012 - March 31, 2015)				2015
	Total Assets	Total Loans	Total Shareholders’ Equity	Net Income	ROAE
Banco Industrial Guatemala	12.8%	16.6%	9.7%	12.3%	26.6%
Guatemala Banking System(1)	12.0%	12.7%	12.5%	7.0%	16.4%
Top Three Private Banks(2)	10.2%	13.4%	11.7%	8.8%	13.0%

Banpaís	11.5%	11.4%	18.9%	11.0%	14.8%
Honduras Banking System(1)	12.9%	12.4%	12.9%	9.8%	11.2%
Top Three Private Banks(3)	14.4%	12.3%	13.9%	14.8%	12.8%

BI El Salvador(4)	26.9%	40.7%	17.6%	(17.6)%	1.6%
El Salvador Banking System(1)(4)	4.1%	6.3%	3.8%	(6.1)%	9.7%
Top Three Private Banks(4)(5)	3.4%	5.1%	3.5%	(3.5)%	11.4%

	Total Assets	Gross premiums written	Total Shareholders’ Equity	Net Income	ROAE

Seguros El Roble(6)	14.2%	9.4%	15.9%	39.9%	38.4%
Guatemala Insurance System(1)	7.5%	8.0%	12.6%	15.9%	25.6%

Seguros del País	10.7%	22.0%	13.6%	11.9%	27.6%
Honduras Insurance System(1)	9.9%	10.9%	5.5%	0.3%	17.5%

Note:	Figures in local GAAP, according to the GSB, the CNBS and the SSF. Top three private banks for each country determined by total assets as of March 31, 2015.

(1)	Figures exclude our subsidiaries.
(2)	G&T Continental, Agromercantil de Guatemala and Reformador.
(3)	Banco Ficohsa, Banco Atlántida and Banco de Occidente.
(4)	Net income for BI El Salvador, El Salvador Banking System and the Top Three Private Banks incorporates only a 2-year CAGR since BI El Salvador did not begin operations until July 2011.
(5)	Banco Agricola, Banco Davivienda Salvadoreño and Scotiabank El Salvador.
(6)	Including Fianzas El Roble.

We believe that our broad retail and commercial client base allows us to sell complementary financial products and services, increasing our wallet penetration, strengthening customer loyalty and achieving higher profitability in our operations. An important component of our strategy is to provide our corporate clients with a package of services called Total Service (Servicio Total). We provide corporate clients with (i) a dedicated account manager specialized in fulfilling the specific needs of each client, (ii) high-quality and competitive financial services, (iii) technological services allowing commercial clients to connect online and (iv) insurance policies at competitive prices, including coverage for auto, transportation and property, as well as collective life and health insurance policies.

Our market knowledge, acquired over nearly 50 years, allows our subsidiaries to develop innovative product platforms to better serve our clients’ needs. As a result, we have recorded increased levels of productivity on a per client basis. Our clients in Guatemala used, on average, 2.7 of our products as of March 31, 2007, reaching 4.5 as of September 30, 2015, calculated as the total number of products over the total number of clients.

In addition to our track record of organic growth, we have demonstrated an ability to identify and execute acquisitions, integrate other banks and capitalize on synergies. We have created an integrated merger and acquisition taskforce to identify, analyze and execute acquisitions and have also developed streamlined processes to integrate an acquired company into our operations. As part of our strategy, we intend to engage in tactical acquisitions on a selective basis. Our most recent acquisitions include: Sermesa (2014, Guatemala), Banco del Quetzal (2007, Guatemala), Banpaís (2007, Honduras) and Banco de Occidente (2006, Guatemala).

Sound risk management resulting in strong asset quality

We have an experienced risk-management team focused on monitoring and managing risks across all business areas. This team has internal policies, targets and limits in place to monitor each type of risk under the umbrella of comprehensive risk-management practices. Our credit risk policies are approved by our risk committee and board of directors and are revised on an annual basis.

Historically, and mainly as a result of our conservative credit risk-management policies, we have experienced low NPL and high NPL coverage ratios. As of September 30, 2015, based on Guatemalan GAAP, the NPL ratio for Banco Industrial in Guatemala was 0.8%, the second-lowest ratio in the banking industry, and significantly lower than the Guatemalan banking industry’s average NPL ratio of 1.4% as of the same date, and Banco Industrial’s NPL coverage ratio was 183.2% as compared to the Guatemalan banking industry’s NPL coverage ratio of 143.1%. As of September 30, 2015, Banpaís and BI El Salvador had NPL ratios of 1.6% and 0.2% (based on Honduran and Salvadoran GAAP, respectively), which were also significantly lower than the Honduran and Salvadoran banking industry’s average NPL ratio of 3.0% and 2.4%, respectively. The NPL coverage ratio for Banpaís and BI El Salvador was 111.3% and 314.9%, respectively, as compared to the Honduran and Salvadoran banking industry’s average NPL coverage ratio of 141.0% and 113.7%, respectively.

To date, our robust growth has not led to a deterioration of our loan portfolio due to our risk-management experience across our commercial and retail segments. In the commercial segment, which represented 74.5 % of our total net loan portfolio as of September 30, 2015, we focus on the higher-quality clients in each sector of the economy, which allows us to maintain lower NPL levels. In retail lending, we target higher credit-worthy individuals, with job stability, low indebtedness and good commercial and personal references. As of September 30, 2015, our NPL and NPL coverage ratios were 1.4% and 82.4%, respectively.

Diversified funding base with competitive funding cost

We have access to diverse sources of funding, including traditional deposits (from both commercial and retail clients) and debt securities placed in local and international credit markets. For the six-month period ended September 30, 2015 and the year ended March 31, 2015, 69.5% and 69.4% of our total funding base, respectively, was comprised of traditional deposits. Our deposit base is broad and fragmented, such that we are not dependent on a certain type of client, which provides us with a competitive and consistent average cost of funding of 3.6% annualized for the six-month period ended September 30, 2015, 3.7% for the year ended March 31, 2015, 3.9% for the year ended March 31, 2014, and 3.7% for the year ended March 31, 2013. As of September 30, 2015, deposits were comprised of approximately 1.9 million client deposits.

According to the GSB, Banco Industrial, our main subsidiary, has been the leading banking institution in deposits in Guatemala, with a market share of demand, savings, and term deposits of 31.7%, 24.7%, and 19.8% respectively, as of September 30, 2015. Our bank in Honduras, Banpaís occupies the fifth place in total deposits in Honduras according to the CNBS, with a market share of 8.6%, and specific market shares in demand, savings, and term deposits of 9.0%, 8.0% and 9.0%, respectively, as of September 30, 2015.

In order to further diversify our funding base and improve duration matching, we regularly access the international credit markets to provide our subsidiaries with long-term funding and regulatory capital at competitive costs. Over the last ten years, we have raised over US$1,840 million in funding from the international capital markets.

Efficient operational platform supported by best-in-class technology

Through the use of advanced technology, we are focused on providing high-quality services to our clients in an efficient manner. Through our electronic banking platform, we offer retail clients different options for performing transactions, including through ATMs, web channels, apps and SMS. For our commercial clients, we offer an integral solution through a web page to carry out remote banking operations in a quick and secure manner directly from their offices. For the six-month period ended September 30, 2015 and the year ended March 31, 2015, respectively, approximately 67.4% and 65.2% of our total banking transactions in Guatemala, 44.1% and 39.1% of our banking transactions in Honduras and 14.0% and 14.6% of our banking transactions in El Salvador were conducted electronically.

We have our own telecommunications infrastructure consisting of a microwave network that interconnects most of our points of service in Guatemala, Honduras and El Salvador, thus facilitating efficient communication and improving customer service. In addition, we offer an integrated regional banking service through an electronic platform (web page) called Regional Connection (Conexión Regional), which allows our clients to perform financial transactions between their accounts in Guatemala, Honduras, and El Salvador.

Our commercial activities are supported by our Client Relationship Management system (“CRM”). We believe that our CRM provides us with a competitive advantage by allowing us to segment our clients based on, among other factors, profitability, income level, consumption preferences and location. Our CRM platform allows us to service our clients more efficiently and improves productivity by allowing us to better identify our clients’ needs and target cross-selling opportunities.

We believe that our focus on technology has been a key driver in generating significant operational efficiencies. We have also implemented a cost-reduction strategy, which has helped us realize higher profit margins in our products and services. For the six-month period ended September 30, 2015 our efficiency ratio was 53.1% as compared to our efficiency ratios of 54.2% and 53.2% for the years ended March 31, 2015 and

2014, respectively. Our total productivity per employee, calculated as operating and administrative expenses over the number of employees, stood at US$15,257.4 per employee for the six-month period ended September 30, 2015, and US$30,011.4 and US$31,455.9 for the years ended March 31, 2015 and 2014, respectively.

Experienced management team, highly involved board of directors

Our senior management has significant experience in the banking and financial services industry and the know-how to identify and offer products and services that meet our clients’ needs, while maintaining effective risk management and strong profitability levels. Since 1967, Banco Industrial has had only two board Chairmen and two Chief Executive Officers and a stable senior management team with an average of 21 years with the company.

The experience of our senior management in the industry ranges between 10 and 35 years and most of our senior managers have master’s degrees in their relevant fields of specialization from leading business schools in Latin America and the United States. In addition, we are focused on attracting, developing and maintaining highly qualified personnel.

Our approach to promotion and succession focuses on identifying and internally developing the talent needed for the future. This allows us to create a stronger administrative team and preserve our work culture.

Additionally, our board of directors is made up of well-known and recognized entrepreneurs in Guatemala with experience in the country’s largest industries such as textiles, food and beverages, cement, agroindustry, pharmaceutical and commercial products, among others. Our directors, including our independent directors, participate in all key governance committees and actively supervise our operations. Our directors’ experience in the financial industry ranges between 15 and 45 years. Our executive committee consists of our most senior directors, with an average of 21 years of experience with the company. Our executive committee is required to meet at least quarterly but may meet more frequently if deemed necessary. In addition, because some of the boards of directors of our subsidiaries, such as Banco Industrial, are comprised of certain of the same members as our executive committee, members of our executive committee meet more frequently to discuss the operations of our subsidiaries.

Our Strategy

Over the course of our history we have developed a successful business strategy, which has allowed us to become Guatemala’s leading financial institution and expand our operations to attractive markets in Central America. This strategy provides us a basis for consistent profitable growth while adhering to sound risk-management policies. Beginning in 1995, a core element of our strategy has been the growth and expansion of our retail banking platform. We are also looking to increase market share in the small- and medium-enterprise (“SMEs”) and microfinance businesses, while maintaining our strategy of profitable growth combined with high-quality risk-management systems. We also aim to continue growing our other Central American operations by strengthening our business in Honduras and El Salvador and replicating our proven successful business model in other Central American countries, such as Panama.

We expect to achieve these objectives through the following strategies:

Increase our market share in high-margin businesses

As of September 30, 2015, our loan exposure was mainly concentrated in the commercial segment, representing 74.5 % of our total net loan portfolio while the retail segment represented 25.5% of our total net loan portfolio, compared to our loan exposure of 75.1% and 24.9% in the commercial and retail segments, respectively, as of March 31, 2015. We believe the retail segment, as well as SMEs, provide not only great potential for growth, but also the ability to increase our financial margins because further penetrating these types of clients will contribute to higher interest rates when compared to those charged to large corporations.

We will seek growth in the retail segment through a dual strategy of cross-selling with our existing clients, offering key retail products such as credit cards, payroll loans, mortgages, auto loans and other consumer loans, as well as through the generation of new clients as a result of the expansion of service points and entry into new market niches.

We aim to achieve growth in SME clients by creating partnerships with associations and organizations that bring together SMEs, with the aim of developing products and services within this segment, such as the development of a revolving credit line program designated for working capital needs for the members of the Chamber of Commerce and Industry in Guatemala.

In order to maximize cross-selling efforts, we have implemented a CRM platform that closely monitors the number of products per client, which has helped us identify opportunities to offer additional financial services to the clients of our banking and non-banking subsidiaries with an emphasis on meeting individual customer needs identified by our sales force.

Capitalize on low banking penetration and increase our presence in rural areas

According to the World Bank, only 40.8% of the adult population (above 15 years old) of Guatemala had an account at a formal financial institution as of December 31, 2014; the same metric for Brazil, Colombia, Peru, Mexico and Chile was 68.1%, 38.4%, 29.0%, 38.7% and 63.2%, respectively (most recent data available). We believe that this low penetration rate creates a growth opportunity for us, which we plan to capitalize upon pursuant to the following strategies:

•	developing financial products and services adapted to our microfinance customer needs, including loans, payment methods, insurance and specialized branches;

•	increasing our network of correspondent agents in rural areas, enabling the population of these areas to have access to financial services through points of service in well-established businesses recognized in the community, providing a more familiar environment for them; and

•	focusing on the family remittance business, which continues to represent a significant market opportunity in our existing geographic markets, allowing us to offer other banking services to the beneficiaries, like savings accounts, health and life insurance, mortgage products and credit cards, among others.

Continue to focus on monitoring and managing risks across all business areas

We have an experienced team focused on monitoring and managing risks across all business areas, including operational, market, liquidity and credit risks. Historically, we have experienced stable, low NPL ratios, well below the average NPL ratios for the countries in which we operate. Our overall NPL ratio as of September 30, 2015 was 1.4%; NPL ratios for our commercial banking portfolio and our retail banking portfolio were 0.8% and 2.9% as of September 30, 2015, respectively. As we continue to further penetrate higher-margin segments, by means of our strong risk-management system, we plan to take measures to ensure that growth in these segments does not lead to deterioration in our loan portfolio quality.

Continue to grow our insurance business

We intend to continue growing our personal insurance business by offering our clients differentiated and simplified products focused on client segmentation and specific distribution channel needs, including branches, telemarketing and third-party networks. Guatemala offers opportunities for growth in the insurance segment due to its low penetration with a 1.4% ratio of gross premiums written-to-GDP as of June 30, 2015, according to the GSB and the Guatemalan Central Bank. We expect that future growth opportunities will arise from increased insurance needs of existing clients across all lines of business and the acquisition of new clients, mainly in health and life insurance.

Recently, the Guatemalan government has made certain proposals that could, if implemented, result in the occurrence of the following events: implementation of mandatory third-party liability insurance for automobile drivers (auto), reform or privatization of pensions in Guatemala (health and life), and widespread insuring of state-owned assets such as highways, bridges, and public sector buildings (property and casualty). Our insurance companies are well-structured to capitalize on any of these opportunities, should they arise, and are actively promoting the development of these market opportunities.

Additionally, in September 2014, we acquired Grupo Sermesa, which we believe is one of the largest hospital groups in Guatemala by bed count, with 237 beds across five hospitals. We intend to vertically integrate our medical operations with our accident and health insurance business to drive growth. Furthermore, we believe that this acquisition will not only benefit the insurance business but also constitute a significant growth opportunity for us given Guatemala’s limited infrastructure and staffing in the health care field, which generates pent-up demand for medical services in the country. For a discussion of our insurance strategy, see “Business—Insurance Segment.”

Further develop our Central American operations

Our presence in Guatemala, Honduras and El Salvador has enabled us to position ourselves as one of the largest financial conglomerates in Central America, and represents a platform for expansion to the other countries in the region. In the development of our regional expansion we will continue to pursue growth opportunities both organically and through acquisitions.

We intend to continue capitalizing on economies of scale and operating efficiencies through the implementation of the standards and best-practices of Banco Industrial’s business model in Guatemala in our banking operations in Honduras and El Salvador.

After obtaining a license to operate in September 2015, we expect to initiate banking operations in Panama in January 2016 under the name BiBank. Panama has become Guatemala’s second-fastest growing trading partner in the region, and we believe the country has significant potential for growth given its strategic location. Our strategy in Panama will initially focus on the corporate segment, foreign trade services and private banking.

Despite our growing presence in Central America, we believe that Guatemala will continue to represent the majority of our operations and that the Central American expansion will continue to be centered through economies with significant ties to our clients and to the overall Guatemalan economy.

Risks and Challenges

Our ability to leverage our strengths and successfully pursue our strategies is subject to a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our shares. Such risks include, but are not limited to, the following:

•	Our growth and profitability depend on the level of economic activity in the countries where we operate, particularly Guatemala.

•	Social conditions in the countries where we operate, especially Guatemala, impact our financial condition and results of operations. Central American countries have experienced and continue to experience significant violence and criminal activity.

•	Political developments in the countries where we operate, notably Guatemala, Honduras and El Salvador have an effect on our growth and profitability. Recent corruption scandals in Guatemala and Honduras have prompted large protests, investigations and resignations of government officials. After the recent elections in Guatemala, a new President and Congress will take office in January 2016 and we cannot assure you that the future administration will maintain business friendly and open market economic policies as well as policies that stimulate economic growth and social stability.

•	We are a financial group established as a holding company and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.

•	Our loan and investment portfolios and financial results are exposed to market risks, including interest rate changes, inflation, and currency fluctuations.

•	Our banking business is subject to credit risk; estimating exposure to credit risk involves subjective and complex judgments and requires continuous upgrades to our credit management system.

•	A decline in the asset quality of our loan portfolio may have an adverse impact on results of operations and financial condition of our banking business.

•	Our insurance business is exposed to risks related to differences between underwriting and reserve assumptions and actual claim experiences.

•	Our subsidiaries are subject to extensive regulation and supervision in the countries in which we operate and changes in existing regulations or the implementation of future regulations may adversely affect our results of operations and financial condition, and the value of our assets may be impaired due to regulatory initiatives and procedures.

•	Intensifying competition may adversely affect our results of operations.

•	We depend on key personnel and the loss of any of our experienced principal officers, key employees or senior managers could negatively affect our ability to execute our business strategy.

Corporate Information

Our registered office in Panama is located at Federico Boyd Avenue No. 18 and 51st Street, Scotia Plaza, 11th Floor, Panama City, Panama, 0816-03356. The principal executive offices of our main subsidiaries are located at 7a Avenida 5-10, Zona 4, Centro Financiero, Torre 1, Nivel 2, 01004, Guatemala, Guatemala. Our telephone number at this address is + (502) 2420 3625. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Our website address, the contents of which are not part of and are not incorporated into this prospectus, is www.corporacionbi.com.

THE OFFERING

The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. For a more complete description of our shares, see “Description of Share Capital and Articles of Incorporation” in this prospectus.

Issuer	Bicapital Corporation

Underwriters	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC

Offering	We are offering shares of common stock.

Offering price	We expect the offering price to be between US$ and US$ per share of common stock.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to additional shares at the offering price (less the underwriting discounts and commissions) exercisable at any time for a period of 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the offering, after the deduction of commissions and the estimated offering expenses payable by us, will be approximately US$ (or approximately US$ if the option to purchase additional shares is fully exercised) based on the mid-point of the price range on the cover page of this prospectus.

We intend to use the net proceeds from this offering to increase capital in our banking subsidiaries, mainly Banco Industrial. See “Use of Proceeds.”

Share capital before and after offering	We have three classes of authorized stock: (i) common, (ii) limited voting preferred and (iii) non-voting preferred. As of the date of this prospectus, we have shares of common stock and non-voting preferred shares issued and outstanding. We have no limited voting preferred shares issued or outstanding. Immediately after the offering, we will have shares of common stock issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock (or shares of common stock if the option to purchase additional shares is fully exercised). See “Description of Share Capital and Articles of Incorporation.” The figures above do not take into account the Perpetual Exchange Right in favor of Banco Industrial’s shareholders. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Voting rights	Holders of shares of our common stock will have one vote per share on all matters submitted to a vote of holders of shares of common stock. Holders of shares of limited voting preferred stock will have one vote only for certain particular matters. See “Description of Share Capital and Articles of Incorporation.”

Dividends	We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us. Non-voting preferred shares have a preferential right to receive dividends. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.” Shares of common stock may only receive dividends after dividends are paid on non-voting preferred shares. See “Dividends and Dividend Policy” for further information on our dividend policy.

Listing	We will apply to list our shares on NYSE under the symbol “BICA.”

Transfer agent	American Stock Transfer & Trust Company, LLC. will act as our transfer agent for the offering of our shares of common stock.

Lock-up agreements	We, our directors and officers and certain of our shareholders (approximately 100 shareholders), who are extended family members of our directors and officers, or entities in which our directors and officers participate as shareholders or directors, which together with our directors and officers hold 69.40% of our common shares, have agreed that, subject to certain exceptions, we and they will not, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any of our shares or any securities convertible into, or exercisable or exchangeable for our shares, or publicly announce an intention to effect any such transaction, without the prior written consent of the representatives on behalf of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting—Lock-up Restrictions.”

Taxation	For a discussion of material Panamanian, Guatemalan and U.S. federal income tax consequences relating to an investment in our shares, see “Taxation.”

Risk factors	Investing in our shares involves risks. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary consolidated financial information. The summary financial data as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013 have been derived from our Annual Financial Statements included in this prospectus. The summary financial data as of September 30, 2015 and for the six-month periods ended September 30, 2014 and 2015 have been derived from our Interim Financial Statements included in this prospectus. Our Financial Statements were prepared in accordance with IFRS as issued by the IASB. The summary financial data as of March 31, 2013 and April 1, 2012 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB (not included in this prospectus).

The financial data included below and elsewhere in this prospectus are not necessarily indicative of our future performance. Results for the six-month period ended September 30, 2015 are not necessarily indicative of results expected for the full year. The summary consolidated financial information presented below should be read in conjunction with our Financial Statements, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	For the six-month period ended September 30,		For the year ended March 31,
	2015	2014	2015	2014	2013
	(US$ in millions)		(US$ in millions)
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
Interest income	432.2	400.2	818.6	738.6	624.2
Interest expense	(204.5)	(189.2)	(387.0)	(371.8)	(310.5)

Net interest income	227.7	211.0	431.6	366.8	313.7
Loan impairment charges	(20.7)	(28.7)	(56.5)	(28.5)	(16.9)

Net fee and commission income	87.0	69.8	156.3	171.8	156.7
Net premium income	17.1	16.7	35.4	26.1	20.2

Profit for banking and insurance operations	311.1	268.8	566.8	536.1	473.6
Operating and administrative expenses	(191.9)	(168.4)	(365.8)	(326.7)	(276.1)
Other operating income, net	5.5	2.0	18.7	13.6	9.8

Profit before tax	124.6	102.5	219.6	223.0	207.4
Income tax	(21.0)	(18.4)	(33.7)	(41.8)	(45.4)

Profit for the period	103.7	84.0	185.9	181.2	162.0

Attributable to:
Equity holders of Bicapital	99.9	80.8	179.3	174.9	155.9
Non-controlling interest	3.8	3.2	6.6	6.3	6.1
Basic and diluted earnings per share (US$)(1)(2)	0.9049	0.7328	1.6258	1.5877	1.4319
Weighted average number of ordinary shares outstanding (millions)(2)	110.3	110.3	110.3	110.1	108.9

(1)	Basic earnings per share is determined dividing profit after taxes attributable to the equity holders of Bicapital by the weighted average number of ordinary shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution assuming the conversion of all dilutive potential ordinary shares. See Note 3t and Note 31 to our Annual Financial Statements for more information.
(2)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

	As of September 30,	As of March 31,			As of April 1,
	2015	2015	2014	2013	2012
	(US$ in millions)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Cash and cash equivalents	1,520.2	1,427.9	1,078.6	1,082.9	1,189.3
Investment securities	3,320.6	3,212.2	3,149.7	2,737.0	2,374.8
Loan portfolio, net	7,405.5	7,128.2	6,372.3	5,512.0	4,759.3
Restricted cash	89.4	79.8	115.6	105.7	95.9
Property and equipment, net	293.0	297.7	267.3	253.0	246.5
Goodwill	138.2	139.0	136.3	135.9	136.5
Other(1)	383.1	355.6	289.5	285.0	241.8

Total assets	13,149.9	12,640.4	11,409.3	10,111.6	9,044.2

Liabilities
Deposits and obligations from customers	7,986.5	7,735.5	7,079.1	6,600.1	6,128.5
Loans and borrowings from banks	2,688.3	2,593.2	2,221.5	1,594.6	1,145.9
Debt securities issued	624.0	626.8	561.2	521.2	459.7
Accruals and deferred income	250.7	239.9	213.1	198.8	200.1
Subordinated liabilities	192.9	192.9	195.8	178.3	171.0
Insurance reserves	126.2	115.1	106.0	104.9	107.2
Other(2)	226.3	98.0	90.4	81.6	129.8

Total liabilities	12,095.0	11,601.6	10,467.2	9,279.6	8,342.2

Equity
Share capital	392.0	391.8	389.3	386.4	305.6
Reserves	247.6	247.5	221.3	180.1	108.4
Capital contributions	6.9	7.1	7.1	7.3	7.2
Retained earnings	390.2	373.5	298.0	234.5	170.1
Other comprehensive income	(17.2)	(13.8)	(4.7)	(6.4)	4.4

Equity attributable to owners of Bicapital	1,019.5	1,006.0	911.0	801.8	595.6
Non-Controlling interests	35.5	32.8	31.1	30.2	106.3

Total equity	1,055.0	1,038.8	942.1	832.0	701.9

Total equity and liabilities	13,149.9	12,640.4	11,409.3	10,111.6	9,044.2

(1)	Other assets is composed of: other receivables, related parties, prepayments, inventories, assets under insurance contracts, investments in equity instruments, derivatives assets held for risk management, foreclosed assets, net intangible assets, net investment property and deferred tax assets.
(2)	Other liabilities is composed of: provisions, other liabilities, liabilities under insurance contracts, related parties, derivative liabilities held for risk management, government repurchase agreements, employee benefits and deferred tax liabilities.

	As of and for the six-month period ended September 30,		As of and for the year ended March 31,
	2015	2014	2015	2014	2013
	(in percentages, unless otherwise indicated)
SELECTED FINANCIAL RATIOS
Performance Ratios
Net interest margin(1)	4.1%		4.2%	3.9%	3.9%
Efficiency ratio(2)	53.1%	52.0%	54.2%	53.2%	51.4%
Return on average assets(3)	1.6%		1.6%	1.7%	1.7%
Return on average shareholders’ equity(4)	20.5%		19.4%	21.7%	22.7%
Fee income ratio(5)	28.0%	26.0%	27.6%	32.0%	33.1%
Capital and Balance Sheet Structure
Average total equity as a percentage of average total assets(6)	7.8%		8.0%	7.6%	7.5%
Total equity as a percentage of total assets(7)	8.0%		8.2%	8.3%	8.2%
Tier 1 capital as a percentage of risk-weighted assets(8)	11.8%		11.6%	11.8%	11.9%
Capital ratio of Bicapital(9)	14.4%		14.2%	14.8%	15.0%
Capital ratio of Banco Industrial(9)(10)	12.3%	12.7%	11.3%	11.9%	13.5%
Capital ratio of Banpaís(9)(11)	14.0%	14.3%	13.0%	13.2%	12.2%
Capital ratio of BI El Salvador(9)(12)	19.3%	20.5%	19.8%	20.4%	19.6%
Total loans, net as a percentage of total deposits	92.7%		92.1%	90.0%	83.5%
Credit Quality Ratios
NPL ratio(13)	1.4%	1.4%	1.1%	1.7%	1.8%
Loan impairment charges as a percentage of total gross loans(14)	0.3%		0.8%	0.4%	0.4%
NPL coverage ratio(15)	82.4%	81.7%	104.6%	90.7%	95.7%
Allowance for loan losses as a percentage of total loans(16)	1.1%		1.2%	1.5%	1.7%
Other Data
Dividends (US$ in millions)(17)			83.3	77.6	71.4
Dividends per share (in US$)(18)			0.75	0.70	0.65
Employees	12,483	11,678	12,211	10,386	9,850
Branches	668	637	654	627	568
ATMs(19)	1,087	1,022	1,066	998	979

(1)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the six-month period ended September 30, 2015 is annualized and calculated as net interest income for the period multiplied by two, divided by an average of interest earning assets as of March 31, 2015 and September 30, 2015.
(2)	Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges.
(3)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of total assets as of March 31, 2015 and September 30, 2015.
(4)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of shareholders’ equity as of March 31, 2015 and September 30, 2015.
(5)	Refers to net fee and commission income divided by profit for banking and insurance operations.

(6)	The average balances for total equity and total assets have been calculated on the basis of monthly balances.
(7)	Refers to the end-of-period total equity divided by the end-of-period total assets.
(8)	Refers to the end-of-period Tier 1 capital divided by the end-of-period risk-weighted assets. See Note 5 to our Annual Financial Statements.
(9)	Refers to the ratio of total regulatory capital to total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF. See Note 5 to our Annual Financial Statements.
(10)	Banco Industrial’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 10.0% of the GSB.
(11)	Banpaís’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 12.0% of the CNBS.
(12)	BI El Salvador’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 14.5% of the SSF.
(13)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís and BI El Salvador). Calculated as total NPL divided by total loans.
(14)	Figures for the six-month period ended September 30, 2015 have been annualized.
(15)	Refers to the end-of-period allowance for loan losses divided by the end-of-period NPL.
(16)	Refers to the end-of-period allowance for loan losses divided by the end-of-period total loans.
(17)	Dividends include dividends declared and paid by Bicapital for each year presented. See Note 3r and 29b to our Annual Financial Statements. Dividends are declared and paid in U.S. dollars. Dividends declared and paid were US$83.3 million, US$77.6 million and US$71.4 million for fiscal years 2015, 2014 and 2013, which were paid on May 25, 2015, April 28, 2014 and April 29, 2013, respectively.
(18)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”
(19)	Excludes third-party network ATMs.

RISK FACTORS

An investment in our shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information presented in this prospectus, before buying our shares. Any of the following risks, if they actually occur, could have a material adverse effect on our financial condition and results of operations. In that event, the market price of our shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business Overall

We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.

As a holding company, all of our operations are conducted through our subsidiaries. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions in Guatemala, El Salvador, Honduras and The Bahamas that may limit our subsidiaries’ ability to pay dividends or make other payments to us, such as the obligation to maintain minimum regulatory capital and liquidity requirements. Our ability to pay dividends may also be affected by repatriation taxes or similar taxes because we and our subsidiaries are domiciled in different jurisdictions. In addition, our subsidiaries may incur indebtedness or enter into other arrangements containing terms that may restrict or prohibit the payment of dividends, the making of other distributions, or the making of loans to us. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our shareholders will be adversely affected.

The only assets that we currently hold are our equity interests in our subsidiaries. As a holding company, our right to receive any distribution of assets from our subsidiaries upon any subsidiary’s liquidation or reorganization or otherwise (and thus the ability of the holders of our shares to benefit from such distribution), will be subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by us as a creditor of such subsidiary may be recognized as such. Accordingly, holders of our shares will effectively be subordinated to all existing and future liabilities of our subsidiaries, and, in the event of any claim against us, our shareholders may have recourse only against our assets, and not those of our subsidiaries.

We may not be able to continue our historical growth.

We have experienced significant growth, and our subsidiaries’ loans, deposits, premiums, assets under management and profits have all experienced substantial growth since our formation. We may not be able to continue to grow strongly or at all in the future due to numerous factors, including factors beyond our control affecting the economies of the countries in which we operate, such as:

•	a slowdown in the growth of the economies of Guatemala, Honduras and El Salvador;

•	exchange rate fluctuations;

•	increased inflation;

•	changes in regulations and governmental banking or insurance policies;

•	the degree of penetration of financial services, especially banking and insurance products, in Guatemala, Honduras and El Salvador;

•	increased competition in the financial services and insurance markets; and

•	increased costs of funding and increases in loan delinquencies and defaults.

These factors could have a material adverse effect on our financial condition and results of operations.

Intensifying competition and consolidation in our industry may adversely affect our financial condition and results of operations.

We face significant competition from other Central American financial groups and from international financial institutions in providing financial services to the Central American retail and commercial banking sectors. In many markets in which we have operations, there are no restrictions on foreign competitors entering those markets and providing financial services. The banking markets in Central America are highly competitive. Over the last decade, the trend in the Central American banking markets has been toward consolidation and the establishment of regional platforms. As foreign participants with more reserves enter the market, attracted by Central America’s low banking penetration, we may be at risk of losing a portion of our market share to new larger local institutions. Our subsidiaries have experienced strong competition from local and foreign banks, as well as from department stores that offer credit cards and the local and international capital markets that lend to commercial clients.

Competition may reduce the average interest rates and insurance premiums that our subsidiaries can charge their clients, increase the average rates they must pay on deposits, and may negatively affect loan growth and place pressure on margins. Some of our subsidiaries’ competitors may have access to greater resources and may be more successful in the development of products and services that compete directly with theirs. If competitors are successful in developing products and services that are more effective or less expensive than the products and services offered by our subsidiaries, they may be unable to compete successfully. Even if our subsidiaries’ products and services prove to be more effective than those developed by other competitors, such other competitors may be more successful in marketing and positioning their products and services because of greater financial resources or marketing strategies, among other factors. Our subsidiaries may not be able to grow or maintain their market share if they are not able to match their respective competitors’ pricing or keep pace with their development of new products and services. Adverse impacts resulting from increased competition could have a material adverse effect on our financial condition and results of operations.

Our subsidiaries are subject to extensive regulation and supervision in the countries in which we operate, and changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

Our subsidiaries are subject to extensive banking and insurance regulations and may be subject to other regulations, including antitrust, consumer protection and data protection regulations, in the jurisdictions in which they operate that are designed to maintain the safety and reliability of banks and insurance companies, ensure their compliance with economic and other obligations and limit their exposure to risk. These regulations or new regulations may increase our cost of doing business or limit our activities. In addition, a breach of regulatory guidelines could expose us to potential liabilities or sanctions.

Our banking subsidiaries are subject to extensive regulation and supervision by the local banking authority in the countries in which they operate (the GSB, the CNBS and the SSF). The Guatemala Superintendency of Banks, the Honduras National Commission of Banks and Insurance and the Superintendency of Finance of El Salvador also oversee all of Banco Industrial, Seguros El Roble, Banpaís, Seguros del País and BI El Salvador’s subsidiaries and their operations, respectively. The GSB, the CNBS and the SSF have general administrative responsibilities over banks, other financial institutions and insurance companies, including authority to set loan loss provisions, limits on fees, regulatory capital requirements and other minimum capital adequacy and reserve requirements. In addition, on a periodic basis, banks and insurance companies are required to provide the GSB, the CNBS and the SSF all information necessary to allow for their evaluation of their financial performance.

Changes in the regulation and supervision of our subsidiaries could have a material adverse effect on our financial condition and results of operations. For example, these regulatory bodies regulate, and have in the past changed, capital structure and deposit reserve requirements, interest paid on deposit reserves, the amount of deposit reserves for which no interest is payable, rules regarding provisions for loan losses and legal lending limits. Furthermore, our subsidiaries could be required to increase their level of provisions in response to pro-cyclical provisioning requirements that could be activated by regulators under certain favorable macroeconomic conditions.

The laws or regulations of the countries in which we operate may be amended, adopted, enforced or interpreted in a manner that could have an adverse effect on our financial condition and results of operations. Any failure to adopt adequate responses to such changes in the regulatory framework may have an adverse effect on our financial condition and results of operations. Antitrust, consumer protection and data protection legislation may prevent or reduce our existing ability to package financial products and thus decrease our profitability per customer. We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our subsidiaries’ business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

The operations of our subsidiaries require the maintenance of banking, insurance and other licenses and any non-compliance with applicable license and operating obligations could have a material adverse effect on our financial condition and results of operations.

All banks and insurance companies established in the jurisdictions in which we operate require certain authorizations issued by the applicable regulators in order to operate. Our banking and insurance subsidiaries currently have the required licenses in order to conduct their operations in their corresponding jurisdictions. Although we believe our subsidiaries are currently in compliance with their respective existing material license and reporting obligations, they may not be able to maintain the necessary licenses in the future. For example, future changes to existing laws and regulations, or stricter interpretation or enforcement of existing laws and regulations, could impair our subsidiaries’ ability to comply with such laws and regulations and thus with the terms of their licenses. If our subsidiaries do not comply with applicable statutory and regulatory requirements, the regulatory authorities could preclude or temporarily suspend them from carrying on some or all of their banking or insurance activities or monetarily penalize them.

The loss of a license, a breach of the terms of a license by any of our subsidiaries or the failure to obtain any further required licenses in the future could have a material adverse effect on our financial condition and results of operations. If any of our subsidiaries loses its licenses or is required to seek additional licenses, then such subsidiary will be unable to perform its operations as it is currently authorized, which could have a negative impact on our financial condition and results of operations.

Under certain circumstances, the regulatory authorities in the countries in which we operate may intervene in our subsidiaries’ operations in order to prevent, control and reduce the effects of a failure of our operations.

The regulators that oversee our banking and insurance subsidiaries operations may intervene upon the occurrence of any of the following events, depending on the applicable law:

•	suspension of payment of their obligations or inability to pay their obligations as they come due;

•	breach any of their commitments to the regulators under a surveillance regime imposed by them;

•	performance of business in a manner detrimental to the public interest or the interests of its depositors or other creditors; and

•	contravention of banking law or any other law, order or regulation made thereunder, or any term or condition subject to which the license was issued.

In the event of an intervention, the applicable regulator has the power to institute certain measures, such as limiting the decisions that could be taken at a shareholders’ meeting, suspending our normal activities and segregating certain assets and liabilities for transfer to third parties, among others. Furthermore, the regulators have the power under the applicable laws to declare the wind-up or liquidation of any bank or insurance company if an intervention extends for longer than a certain period of time, which period may be extended, and any company that has been subject to an intervention may not pay dividends or grant loans to its shareholders.

The adoption of new international banking and insurance guidelines may cause our subsidiaries to require additional capital and could cause their cost of funds to increase, which could have a material adverse effect on our financial condition and results of operations.

In December 2009, the Basel Committee announced its intention to issue a new framework (“Basel III”), related to the regulation, supervision and risk management of the banking industry. Among the changes adopted by Basel III were raising the quality, consistency and transparency of the capital base; enhancing risk coverage; reducing procyclicality and promoting countercyclical buffers; and addressing systemic risk and interconnectedness.

Our banking subsidiaries have implemented Basel I regulations regarding the minimum capital adequacy requirements for risk-weighted assets in each country in which they operate. The minimum level of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, is 10.0% in Guatemala, 12.0% in Honduras and 14.5% in El Salvador.

We have also implemented several measures within our banking subsidiaries related to Basel II and Basel III requirements as described below.

For Basel II, methodologies have been authorized by the relevant board of directors or the management board, as appropriate, to allow compliance with the first pillar related to the calculation of expected loss in credit risk, liquidity-adjusted value-at-risk and interest and exchange rate risk. For operational risk, the alpha factor remains to be calculated. For Pillar II and Pillar III, the regulator has constant supervision in-situ and ex situ, allowing constant communication and transparency. In addition, a website available to shareholders, investors, clients and other stakeholders is updated monthly.

With regards to Basel III, our subsidiaries monitor liquidity coverage ratios weekly and report liquidity bands to the regulator on a monthly basis in accordance with Basel II criteria. Currently, stress scenarios are being reconstructed to incorporate systemic risk and interconnectedness implementing the short- and long-term liquidity ratios under Basel III.

In connection with countercyclical buffers, our subsidiaries have been establishing basic reserves to cover our portfolio growth, however, we are developing methodologies to implement dynamic reserves, as even though our reserve coverage indicator is above required levels, it is a priority for each institution to comply with Basel III. Although each institution has calculated the total value-at-risk, specific reserves to cover them have not yet been established.

We are not currently required to adhere to Basel II and Basel III requirements. We cannot assess the impact of any such requirements in the future on our financial condition or results of operations.

We may need additional capital in the future, and may not be able to obtain such capital on acceptable terms, or at all.

In order for us to grow, remain competitive, enter into new businesses and meet regulatory capital adequacy requirements, we may require new capital in the future. Moreover, we may need to raise additional capital in the event of large losses in connection with any of our activities that result in a reduction of our shareholders’ equity. Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	any necessary government regulatory approvals;

•	conditions in global credit and capital markets;

•	general market conditions for capital-raising activities by financial institutions or commercial banks; and

•	economic, political and other conditions in Central America.

We may not be able to obtain additional capital in a timely manner or on acceptable terms or at all. If we are unable to obtain additional capital, our financial condition and results of operations could be materially and adversely affected.

The banking and insurance markets are exposed to macroeconomic shocks that may negatively impact income, and consequently, could have a material adverse effect on our financial condition and results of operations.

Our banking business is currently concentrated in corporate clients. As a result, our loan portfolios are subject to global and regional economic development that have a significant adverse effect on Central America, particularly Guatemalan businesses. Part of our growth strategy is to increase our participation and market share in the retail, SME and microfinance businesses. As a result, our loan portfolio is vulnerable to macroeconomic shocks that could negatively impact the household and business income of our clients and result in increased loan losses. Furthermore, because the penetration of bank lending products in the Central American retail and SME sectors has been historically low, there is no basis to evaluate how the retail and SME markets will perform in the event of an economic crisis, such as a recession or a significant devaluation of the quetzal or lempira, in the case of Guatemala and Honduras, respectively, and our historical loan loss experience may not be indicative of the performance of our loan portfolios in the future.

Our investment portfolio is exposed to significant capital market risks related to changes in interest rates and credit spreads, as well as other investment risks, which may adversely affect our financial condition and results of operations.

The performance of our investment portfolio has a significant impact on our financial results. A failure to successfully execute our investment strategy could have an impact on our financial condition and results of operations. For example, as part of their operations, our insurance and banking subsidiaries invest in various financial instruments and other assets, primarily debt and fixed income. They have established position limits in accordance with their overall risk management policy and with regulatory requirements. Our investment portfolio is subject to a variety of market risks beyond our control, including risks relating to general economic conditions, interest rate fluctuations, pre-payment or reinvestment risk, liquidity risk and credit risk. Although we attempt to manage market risks through, among other things, stressing diversification and conservation of principal and liquidity, it is possible that, in periods of economic weakness or periods of turmoil in capital markets, we may experience significant losses in our portfolio, which would have a material adverse effect on our financial condition and results of operations.

A reduction in the value of our sovereign debt portfolios could have an adverse effect on our financial condition and results of operations.

Our portfolio of investment securities primarily consists of sovereign bonds, mainly securities issued or guaranteed by the Guatemalan government. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. As of September 30, 2015, approximately 95.1% of our investment portfolio consisted of government securities. As of September 30, 2015, 87.0% of our investment portfolio was invested in securities issued by the Guatemalan government and the Guatemalan Central Bank in the international and domestic capital markets, which represented 91.5% of our government securities. A significant decline in the value of these government securities could materially and adversely affect our debt securities portfolio and, consequently, our financial condition and results of operations.

Reductions in the credit ratings of our subsidiaries could increase our cost of borrowing funds and make our ability and that of our subsidiaries to raise new funds, attract deposits and renew maturing debt more difficult.

The credit ratings of our subsidiaries, particularly Banco Industrial, are an important component of our liquidity profile. Among other factors, our credit ratings and those of our subsidiaries are based on the financial strength, credit quality and concentrations in the loan portfolio of our subsidiaries, the level and volatility of earnings, capital adequacy, the quality of management, the liquidity of our balance sheet, the availability of a significant base of core retail and commercial deposits and our ability to access a broad array of funding sources. Our lenders and those of our subsidiaries may be sensitive to the risk of a ratings downgrade. For instance, on June 3, 2015, Moody’s downgraded its rating for Banco Industrial as a consequence of the implementation of Moody’s new bank rating methodology, in line with actions taken with respect to other Central American and Caribbean banks. Although this downgrade has not impacted our cost of funding to date, a future downgrade in our credit ratings could not only adversely affect perception of our financial stability but could also increase the cost of refinancing our existing obligations, raising funds in the capital markets and borrowing funds from private lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding.”

We may not be able to detect money-laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and harm our business.

We are required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations in Guatemala, El Salvador, Honduras and The Bahamas. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted to address new laws and may not completely eliminate instances where our operations may be used by other parties to engage in money laundering and other illegal or improper activities. Moreover, due to high levels of drug trafficking and organized crime in the countries in which we operate, we face an increased risk of the use of our banking network for money-laundering purposes. Although we have not been subject to fines or other penalties, nor have we suffered any business or reputational harm, as a result of money-laundering activities in the past, to the extent we may fail to fully comply with applicable laws and regulations in the future, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us. In addition, our business and reputation could suffer if clients use us for money-laundering or illegal or improper purposes. Enforcement action by the relevant government agencies may limit our ability to collect amounts due from such entities and therefore affect our financial results.

In addition, U.S. trade and economic sanctions laws, including regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) may impact us since any failure to comply with these laws and regulations could lead to reputational harm. U.S. export control laws and economic sanctions laws prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities. Any foreign entity or national who does not comply with these prohibitions could be designated as Specially Designated Narcotics Traffickers or as Specially Designated Nationals pursuant to the Foreign Narcotics Kingpin Designation Act (“Kingpin Act”) for playing a significant role in international narcotics trafficking. Any investigation by OFAC may also have a negative impact on the political and economic stability of a country’s banking sector.

For instance, in Honduras, on October 7, 2015, in connection with the OFAC’s designation of certain members of the Rosenthal family (including Jaime Rolando Rosenthal Oliva, Yani Benjamin Rosenthal Hidalgo, and Yankel Antonio Rosenthal Coello) as Specially Designated Narcotics Traffickers, OFAC designated several businesses associated with the members of the Rosenthal family as Specially Designated Nationals. The businesses designated include Inversiones Continental (Panamá), S.A. de C.V., known as Grupo Continental, the parent company of a conglomerate of businesses in Honduras that encompasses the Honduran bank Banco Continental S.A. (“Banco Continental”) and Inversiones Continental, S.A. (“Inversiones Continental”). In reaction to this designation, on October 12, 2015, the CNBS took control of Banco Continental and is subjecting it to a forced liquidation, which may directly affect us. In 2003, Banpaís acquired 100% of the shares of Banco Sociedad General de Inversiones (“Banco Sogerín”) and all of Banco Sogerín’s assets and liabilities were transferred to Banpaís. In 2007, we acquired Banpaís. As a result of Banpaís’ acquisition of Banco Sogerín, Banpaís holds, as assets on its balance sheet, 600,769 shares of Banco Continental, which represent less than 1% of Banco Continental’s shares, and 658,194 shares of Inversiones Continental, which in our books represents 3.8% of Inversiones Continental’s shares. The carrying value of both investments is approximately US$4,000,000 as of September 30, 2015. Additionally, Banpaís has an outstanding loan of approximately US$263,000 to Yani Benjamín Rosenthal Hidalgo, and Westrust Bank (International) Ltd., our Bahamas subsidiary, has an outstanding loan of approximately US$2,047,500 to Banco Continental, both also included in our balance sheet as part of our loan portfolio. We cannot predict the outcome of the liquidation proceedings and therefore the level of impairment of the abovementioned financial assets. Moreover, any instability within the Honduran banking sector caused by these actions by the U.S. Department of Treasury and the CNBS may affect our Honduran subsidiaries and consequently cause a material adverse effect on our business.

We are subject to regulatory inspections, examinations, inquiries and audits in the jurisdictions in which we operate, and future sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect our financial condition and results of operations or our reputation.

We are subject to comprehensive regulation and supervision by banking and insurance authorities in Guatemala, El Salvador, Honduras and The Bahamas. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit and insurance operations that can be applied by banks and insurers. Moreover, banking and insurance regulatory authorities in the jurisdictions in which we operate possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. In the event we encounter significant financial problems or became insolvent or in danger of becoming insolvent, the relevant banking and insurance authorities would have the power, after a sequence of actions aimed at reverting our financial problems, to ultimately take over our management and operations.

Banking and financial services laws and regulations in the jurisdictions in which we operate are subject to change. Any such changes may have an adverse impact on, among other things, our ability to make and collect loans and extend credit on favorable terms and conditions, including interest rates, which could materially and adversely affect our financial condition and results of operations.

We may be subject to litigation proceedings, including proceedings relating to tax matters that could materially and adversely affect our financial condition and results of operations if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect our financial condition and results of operations should an unfavorable ruling occur.

We are subject to operational risks, including fraud, employee errors and system failures.

Our business depends on the ability of our subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems, among others. Our subsidiaries’ procedures may not be effective in controlling each of the relevant operational risks they face.

Our businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of our risk management and internal control system as well as our reputation, financial condition and results of operations.

Our businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information across numerous and diverse markets and products of our subsidiaries, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect our decision-making process, our risk management and internal control systems, the quality of our service, as well as our ability to respond on a timely basis to changing market conditions. If we cannot maintain an effective data collection and management system, our business operations, reputation, financial condition and results of operations could be materially and adversely affected.

We are also dependent on information systems to operate websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. We may experience operational problems with our information systems as a result of system failures, denial of service attacks, viruses, computer hackers or other causes. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect our financial condition and results of operations.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could adversely affect our competitiveness, financial condition and results of operations.

Our ability to remain competitive will depend in part on our ability to upgrade our, and our subsidiaries’, information technology infrastructure on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. Any expansion of our operations will require us to improve our information technology infrastructure, including maintaining and upgrading our software and hardware systems and back-office operations. The information available to and received by our management through our existing information systems may not be timely or sufficient to manage risks as well as to plan for and respond to changes in market conditions and other developments in our operations. In addition, we may experience difficulties in upgrading, developing and expanding our information technology systems quickly enough to accommodate our growing customer base. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could materially and adversely affect our competitiveness, financial condition and results of operations.

Our subsidiaries are subject to cybersecurity risks.

Our subsidiaries are subject to cybersecurity risks including unauthorized access to privileged information, technological assaults on our infrastructure aimed at stealing information, fraud or interference with regular service and interruption of our services to clients or users resulting from the exploitation of these vulnerabilities. While our subsidiaries have never experienced a material breach of cybersecurity, we cannot assure you that we will not experience any such breach in the future, and any failure to anticipate, identify or offset such threats of potential cyber-attacks or breaches of our security in a timely manner could materially and adversely affect our financial condition and results of operations.

Our subsidiaries engage in transactions with our related parties, and these transactions may create the potential for, or result in, conflicts of interest or that others may not consider to be on an arm’s-length basis.

Our subsidiaries have in the past and may in the future engage in a variety of commercial and financial transactions with certain of our shareholders, directors, executive officers or their families, any one of which may create the potential for, or result in, a conflict of interest between those entities, certain of our shareholders and us. In addition, our board of directors is made up of well-known and recognized entrepreneurs in Guatemala who represent the country’s largest business groups, which also may result in conflicts of interest.

In the case of loans to related parties, there are specific regulations and limits established by the regulators in the jurisdictions in which we operate. In addition, our policies require that we conduct such transactions on an arm’s-length basis that reflect the market rates within the industry for such services. See “Regulation and Supervision” and “Related Party Transactions.”

While we believe we have complied with these policies and regulations, future commercial and financial transactions between us and related parties may not be carried out on market terms. To the extent that the price we pay for any assets or services acquired from companies owned or controlled by our subsidiaries, entities affiliated with our shareholders, or directors, executive officers or their families exceeds the market value of such assets or services, or it is not as productive use of our cash as other uses, our financial condition and results of operations could be adversely affected.

Furthermore, regulatory authorities in the jurisdictions in which we operate may adopt stricter regulations on transactions with any party related to us. For example, in Guatemala, pursuant to the enactment of the Guatemalan Income Tax Law (Ley de Actualización Tributaria), beginning in 2015, for the first time, taxpayers with related parties in other jurisdictions must prepare and submit a report to the Guatemalan Superintendency of Tax Administration justifying that the prices at which services and goods are exchanged among related parties are “arm’s-length” prices, in accordance with the relevant criteria indicated in the Guatemalan Income Tax Law. Regulations of this type could diminish our credit portfolio and subject us to fines or sanctions, which may adversely affect our financial condition and results of operations.

We may not be able to make successful acquisitions.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have acquired interests in various financial institutions. We regularly evaluate strategic acquisitions, inside and outside of the countries where we operate. Strategic acquisitions or investments could expose us to risks with which we have limited or no experience. In addition, potential acquisitions in the countries where we conduct our business and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval or we may not obtain approvals on terms that are optimal for us—particularly in view of our subsidiaries’ market share in certain of their respective markets and industries.

We must necessarily base any assessment of potential acquisitions or investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our financial condition and results of operations.

We and our subsidiaries depend on key personnel.

We depend on the services of our directors, officers and other key employees and those of our subsidiaries. The loss of any of our experienced key personnel could negatively affect our ability to execute our business strategy. In addition, our future success also depends on our continuing ability to identify, hire, train and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense in the jurisdictions in which we operate, given that there is a limited pool of qualified talent and we may be unable to attract, integrate or retain qualified personnel at levels of experience or compensation that are necessary to maintain our quality and reputation or to sustain or expand our operations. Our business could be materially and adversely affected if we cannot attract and retain these necessary personnel.

Our introduction of new products and services may not be successful.

As part of our business strategy, we plan to develop and introduce new products and services that complement those we currently offer and meet the ever-changing needs of our clients. However, we cannot guarantee that we will develop any such products or services or that these new products and services will be successful once they are offered to our target clients.

In the event of a macroeconomic shock, the value of our insurance businesses investments may also suffer losses, including their investment property. A macroeconomic shock may also negatively impact wealth generation in Central American and, in turn, impact the demand for our non-banking services.

Banking and insurance regulations applicable to us differ from those in the United States and other countries.

While many of the policies underlying Guatemalan, Salvadoran, Honduran and Bahamian regulations (including banking and insurance regulations) are similar to those underlying regulations applicable to companies in other countries, these regulations may differ in material respects from regulations applicable to companies in other countries, including those in the United States. In Panama, as a holding company, we are not subject to regulation applicable to financial or insurance institutions, although our banking and insurance subsidiaries are subject to such regulations in the countries in which they operate. Capital adequacy requirements for banks and insurance companies under these regulations differ from those under U.S. regulations and may differ from those of other countries.

We could be adversely affected by the impairment of other financial institutions.

Our subsidiaries’ ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Our subsidiaries routinely execute transactions with counterparties in the financial services industry, including commercial banks, investment banks and insurance companies. Defaults or non-performance by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by one or more of our subsidiaries’ counterparties, which, in turn, could have a material adverse effect on our financial condition and results of operations.

If we are not able to protect our intellectual property and invest successfully in technological development, our financial condition and results of operations could be negatively affected.

Our industry is subject to rapid and significant technological changes. We rely in part on third parties, including some of our existing and potential competitors, for the development of and access to new technologies. We expect that new technologies applicable to the payments industry will continue to emerge, and these new technologies may be superior to, or render obsolete, the technologies we currently use in our subsidiaries’ services. Because of evolving payments technologies and the competitive landscape, we may not, among other things, be successful in increasing or maintaining our market share in the financial services sector, which could have an adverse effect on our financial condition and results of operations. Our ability to develop, acquire or access competitive technologies or business processes on acceptable terms may be limited by patent rights that third parties, including existing and potential competitors, may assert. In addition, our ability to adopt new technologies may be inhibited by a need for industry-wide standards, by resistance to change from our clients, by the complexity of our systems or by intellectual property rights of third parties.

We rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. In addition, competitors or other third parties may allege that our systems, processes or technologies infringe on their intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot assure you that a future assertion of an infringement claim against us will not cause us to lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages.

Risk Factors Relating to Our Banking Business

Our financial results and those of our subsidiaries are constantly exposed to market risk, such as fluctuations in interest rates and other market risks, which may materially and adversely affect our financial condition and results of operations.

Market risk refers to the probability of variations in our financial margin, or in the market value of our assets and liabilities, due to interest rate volatility and exchange rate fluctuations (for currency risks, see below). Changes in interest rates affect the following areas of our business, among others:

•	financial margin;

•	volume of loans originated;

•	market value of our financial assets; and

•	gains or losses from sales of loans and securities.

Increases in short-term interest rates could reduce financial margin, which comprises the majority of our revenue. A significant portion of our subsidiaries’ assets, including loans, are long-term assets. In contrast, most deposits are short-term. When interest rates rise, our banking subsidiaries must pay higher interest on deposits while interest earned on assets does not rise as quickly, which causes profits to decrease. Interest rate increases could result in adverse changes in our financial margin, reducing its growth rate or even resulting in losses against previous periods.

Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates have historically discouraged clients from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

Increases in interest rates may reduce the value of our financial assets. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and variable interest rates. The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our financial condition and results of operations. In addition, we may incur costs (which, in turn, will impact our results) as our subsidiaries implement strategies to reduce future interest rate exposure. The market value of an obligation with a variable interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms.

Our banking business is subject to credit risk; estimating exposure to credit risk involves subjective and complex judgments and requires continuous upgrades to our credit management system.

A number of our banking business’s financial products expose us to credit risk, including loans, financial leases, lending commitments and derivatives. Our banking business estimates and establishes reserves for credit risk and potential credit losses. An important part of its credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a client. This process involves subjective and complex judgments, and takes into account both quantitative and qualitative factors, including projections of economic conditions and assumptions on the ability of our banking business’s borrowers to repay their loans. This process is subject to human error as our banking business’s employees may not always be able to assign an accurate credit rating to a client, which may result in exposure to higher credit risks than indicated by our banking business’s risk rating system. Additionally, our banking business may not be able to upgrade its credit risk management system on a timely basis or detect risks before they occur. Furthermore, our banking business’s employees may not be able to effectively implement the resources or tools available to them, which may increase our banking business’s credit risk. As a result, failure to implement effectively, consistently follow or continuously refine our banking business’s credit risk management system may result in a higher risk exposure for our banking system, which could materially and adversely affect our financial condition and results of operations.

In addition, the amount of our banking business’s NPL may increase in the future, including loan portfolios that it may acquire through auctions or otherwise, as a result of factors beyond its control, such as changes in the income levels of its borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting the countries where we conduct our business, or events affecting specific industries. Any of these developments could have a negative effect on the quality of its loan portfolio, causing it to increase provisions for loan losses and resulting in reduced profits or in losses, adversely affecting our financial condition and results of operations.

Currency risks may adversely affect our loan and investment portfolios as well as our ability to service our U.S. dollar-denominated obligations.

We are exposed to currency risk any time we hold an open position in a currency other than quetzales or lempiras. Volatility in quetzal and lempira exchange rates in Guatemala and Honduras could result in higher risks associated with such positions. We cannot assure you that we will not experience losses with respect to these positions in the future, any of which could have an adverse effect on our financial condition and results of operations.

As of September 30, 2015, the distribution of our net loans in U.S. dollars and local currency was 59.3% and 32.4%, respectively, and the distribution of our deposits in U.S. dollars and local currency was 33.3% and 59.6%, respectively. As of September 30, 2015, we had approximately US$3,210.2 million of debt denominated in U.S. dollars, representing approximately 80.0% of our total outstanding debt. Our U.S. dollar-denominated debt must be serviced with funds generated by our subsidiaries. A devaluation or depreciation in the value of the currencies of the countries in which we operate compared to the U.S. dollar could adversely affect our ability to service our debt.

In addition, any devaluation or depreciation of the quetzal or lempira against the U.S. dollar could have a negative impact on the ability of our subsidiaries’ clients to repay loans and make premium payments. Similarly, despite any devaluation, and absent any change in foreign exchange regulations, our subsidiaries would be required to continue to repay dollar-denominated deposits in U.S. dollars. While we seek to manage the gap between foreign currency-denominated assets and liabilities, we may not be successful in doing so. Therefore, any significant devaluation of the quetzal and lempira against the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

If we are unable to effectively control the level of NPL in our loan portfolio, or if our loan loss reserves are insufficient to cover actual loan losses, our financial condition and results of operations may be materially and adversely affected.

We cannot assure you that we will be able to effectively control and reduce the level of NPL in our loan portfolio. Changes in the financial condition or credit profiles of our banking business’s clients and increases in inflation or interest rates could have a negative effect on the quality of its loan portfolios, causing it to increase loan loss provisions and resulting in reduced profitability. NPL can negatively impact our financial condition and results of operations. In particular, the level of NPL may increase in the future as a result of factors beyond our banking business’s control, such as economic conditions and political events affecting Central America generally or specific sectors of the economy.

A substantial number of our banking business’s clients are individuals and SMEs. These clients are more likely to be adversely affected by downturns in the Central American economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Furthermore, because the penetration of bank lending products in the Central American retail sector historically has been low, there is no basis on which to evaluate how the retail sector will perform in the event of an economic crisis, such as a recession or a significant devaluation, and our historical loan loss experience may not be indicative of the performance of our loan portfolio in the future. Consequently, our banking business may experience higher levels of NPL, which could result in increased loan loss provisions due to defaults by, or deterioration in the credit profiles of, individual borrowers. NPL and resulting loan losses may increase materially in the future and adversely affect our banking business’s financial condition and results of operations.

Existing allowances for loan losses may not be adequate to cover an increase in the amount of NPL or any future deterioration in the overall credit quality of our loan portfolio. As a result, if the credit quality of our loan portfolio deteriorates we may be required to increase our loan loss reserves, which may adversely affect us. Moreover, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves are or will be sufficient to cover actual losses. If our banking business is unable to control or reduce the level of its NPL or other poor credit quality loans, our financial condition and results of operations could be materially and adversely affected.

Our banking business’s loan portfolios have grown substantially in recent years. As default rates generally increase with the age of loans, the level of NPL may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

We are subject to capitalization requirements that limit our capital flexibility.

Pursuant to Article 64 of the Guatemalan Banks and Financial Groups Law, Congressional Decree 19-2002 and Regulation JM-46-2004 issued by the Guatemalan Monetary Board, Banco Industrial is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 10% or above. As of September 30, 2015, Banco Industrial had a capital ratio of 12.3% on an unconsolidated basis. Pursuant to Honduran capitalization requirements, Banpaís also is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 12% or above. As of September 30, 2015, Banpaís had a capital ratio of 14.0% on an unconsolidated basis. Pursuant to Salvadoran capitalization requirements, BI El Salvador is required to maintain specified levels of net capital on an unconsolidated basis as a percentage of risk-weighted assets, or capital ratio, of 14.5% or above. As of September 30, 2015, BI El Salvador had a capital ratio of 19.3% on an unconsolidated basis.

Our ability to comply with these capitalization requirements in Guatemala, El Salvador, Honduras and other jurisdictions where we conduct business may be affected by changes in economic or business conditions, results of operations or other events beyond our control.

Guidelines for loan classification and provisions in the jurisdictions in which we operate may be less stringent than those in other countries.

Banking regulations in the jurisdictions in which we operate require us to classify each loan or type of loan according to a risk assessment that is based on specified criteria, to establish corresponding reserves and, in the case of some non-performing assets, to write off the loans. The criteria to establish reserves include both qualitative and quantitative factors. Regulations relating to loan classification and determination of loan loss reserves in the jurisdictions in which we operate are generally different or less stringent than those applicable to banks in the United States and certain other countries. Under U.S. rules, our level of loan loss reserves may be different than our current reserve levels. We may be required or deem it necessary to increase our loan loss reserves in the future. Increasing loan loss reserves could materially and adversely affect our financial condition and results of operations.

The change in the composition of our mix of products could adversely affect our results.

Given the nature of the products that our subsidiaries offer to clients, there is a wide range of interest rates and commissions by product. For example, the interest rates and commissions that are charged in the commercial banking segment are less than the interest rates and commissions that are charged in the retail banking segment. This reflects the greater risk associated with personal loans compared to commercial loans. Similarly, our participation and market share in the retail segment and SME and microfinance businesses results in our loan portfolio being vulnerable to macroeconomic shocks that could negatively impact the household income of their clients. If in the future our mix of products is concentrated more on products with smaller margins and commissions, then our financial condition and results of operations could be affected. Our financial condition and results of operations could also be affected if a greater concentration of products with higher margins (and therefore greater risk) is accompanied by an increase in our allowance for loan losses.

Liquidity risks may adversely affect our business.

Our banking assets have grown rapidly over the past several years, driven in part by the expansion of our business. Historically, one of our principal sources of funds has been customer deposits. Historically, adverse economic developments in Latin America, even if not attributable to the financial system, have resulted in deposits flowing out of the banks as depositors seek to shield financial assets. Any such run on deposits could create liquidity problems. Since we rely heavily on deposits and other short-term liabilities for our funding, we cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking systems in which we operate or otherwise we will be able to maintain our levels of funding without adversely affecting our liquidity or increasing our cost of funding. In addition, non-compliance with our financial obligations or those of our subsidiaries could accelerate such obligations or those of our subsidiaries, or affect our ability to obtain additional funding.

Our banking business may be unable to realize the collateral or guarantees securing their loans to cover the outstanding principal and interest balance of those loans, which may adversely affect our financial condition and results of operations.

As of September 30, 2015, 43.8% of our banking business’s total loans were secured by collateral or guarantees, including real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Guatemala, Honduras and El Salvador. The value of collateral may significantly fluctuate or decline due to factors beyond our control, including, for example, economic and political conditions in the country. An economic slowdown may lead to a downturn in the Central American real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of those loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse impact on our financial condition and results of operations.

Our banking business also makes loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, our banking business’s ability to enforce such guarantees may be impaired.

In addition, our banking business may face difficulties in enforcing its rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as judicial interpretations of the law that are protective of borrowers, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in their favor, which could materially and adversely affect our financial condition and results of operations.

Our banking business’s loan and investment portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

Our banking business’s loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and adversely affects our banking business’s operating results. Our banking business would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has an adverse impact on our banking business’s loan portfolios, since prepayments could shorten their weighted average life, which may result in a mismatch in funding or reinvestment at lower yields.

Our banking business is subject to market and operational risks associated with derivative transactions.

Our banking business enters into derivative transactions primarily on behalf of clients. Our banking business is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to our banking business).

Market practices and documentation for derivative transactions in Guatemala, El Salvador, Honduras and The Bahamas may differ from those in other countries. In addition, the execution and performance of these transactions depend on our banking business’s ability to develop adequate control and administration systems, and to hire and retain qualified personnel. These risks associated with derivative transactions could materially and adversely affect our banking business’s financial condition and results of operations.

We are subject to counterparty risk in our banking business.

Our banking business is exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to our banking business, or executing securities, futures or currency trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect their financial condition and results of operations.

Default by one or more of our banking business’s largest borrowers could adversely affect its financial condition and results of operations.

The aggregate outstanding loans to our banking business’s ten largest borrowers represented 11.7% of our consolidated total loan portfolio at September 30, 2015. Default on loans by one or more of these borrowers may adversely affect our banking business’s financial condition and results of operations, and a default by a number of these borrowers could adversely affect their liquidity. Additionally, a significant withdrawal of deposits by a large number of their largest depositors could also adversely affect its liquidity.

New regulations relating to our retail credit card services in Guatemala could limit our business activities, product offerings and fees charged.

Our credit card business is subject to substantial regulation. For instance, the Guatemalan Congress recently approved Decree 7-2015 that will come into effect until March 2016, which contains the Credit Card Law (Ley de Tarjetas de Crédito) that regulates credit card operations as well relationships among credit card issuers, operators, cardholders and affiliated establishments. The Credit Card Law includes, among other things, controls on the maximum interest rate applicable to financing operations, stern automatic restructuring mandates based on the cardholder reaching specified credit limit thresholds or on whether the cardholder is approaching insolvency, constraints on collection procedures, the creation of new oversight powers for the GSB over credit card issuers, the creation of criminal offenses related to credit card fraud, the requirement that all credit card issuers have credit card insurance in the event of theft and loss of credit cards, and certain transparency requirements regarding applicant’s credit history. We cannot predict how or to what extent exactly these provisions will be further developed in the regulations to be issued by the Guatemalan Monetary Board and by the new administration which will assume power in January 2016 and whether existing practices will have to become substantially revised to comply with the Credit Card Law and its future regulations. This new regulation on credit card operations could reduce the interest income and fees we collect from our credit card products and materially and adversely our financial condition and results of operation. See “Regulation and Supervision—Guatemala—Credit Card Law” for more information.

Risks Factors Relating to Our Insurance Business

Intensifying competition may adversely affect our insurance business and its financial condition and results of operations.

The Guatemalan and Honduran insurance markets are also highly competitive. If our insurance business’s competitors obtain better access to independent brokers who sell insurance to clients we may experience an erosion in our market share. Any adverse impact on our insurance business resulting from increased competition could have a material adverse effect on our financial condition and results of operations.

Actual mortality and morbidity rates and other factors may differ from those assumed in the calculation of technical reserves and may have a material adverse effect on our insurance business’s financial condition and results of operations.

Insurance technical reserves are calculated on a monthly basis according to local regulations and converted to IFRS for our reporting purposes. Mortality tables recommended by our reinsurers inform our underwriting and premium pricing. Changes in the tables and assumptions we use may lead to increases in technical reserves and may have an adverse effect on the insurance business’s financial condition and results of operations. In addition, actual mortality and morbidity rates may differ from those assumed in the initial calculation of reserves at the time of the issuance of the policy and their periodic adjustments. Significant shortfalls could have a material adverse effect on our financial condition and results of operations.

Our insurance business’s failure to underwrite and price insurance premiums accurately for the products it offers would have a material adverse effect on its financial condition and results of operations.

Our insurance business’s financial condition and results of operations depend on its ability to underwrite insurance policies and set premium rates accurately. Our insurance business must generate sufficient premiums to offset claim losses and cover operating and underwriting expenses to make a profit. In order to price insurance policies accurately, the business must collect and analyze a substantial volume of data, develop, test and apply appropriate rating formulae, closely monitor changes in trends in a timely fashion and project both severity and frequency of loss with reasonable accuracy. If the business fails to assess accurately the risks that it assumes or does not reinsure an appropriate level of risk, it may fail to establish adequate premium rates, which could reduce income and have a material adverse effect on its financial condition and results of operations.

An increase in the number of claims against our insurance business, and other events outside of our control, could affect our results.

Our insurance business maintains reasonable levels of claims in accordance with market standards for all our insurance products. Our main insurance products are: life, health and casualty (including fire, catastrophe, automobile and cargo). To maintain reasonable claim levels, our insurance subsidiaries supervise their network of claims adjusters and appraisers with a team of engineers and experts in different insurance business lines that inspects all the risks of our insurance subsidiaries, as well as claim reports for casualties and insured events. Our insurance subsidiaries have also established systems that enable them to detect and correct failures in the attention and payment of claims and in the corresponding costs.

Notwithstanding, there are factors which could increase the current level of claims against our insurance subsidiaries, such as an increase in vehicle thefts, a rise in repair costs for damaged assets, natural disasters and other catastrophic events like social uprisings, floods, earthquakes, hurricanes, among others. An increase in claims against our insurance business, in addition to events or failures in estimates relating to the reasonableness of reserves and the level of reserve provisions, could affect our financial condition and results of operations.

Differences between actual claims experience and underwriting and reserving assumptions could adversely affect our insurance business’s financial condition and results of operations.

Our life insurance business’s earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions used in setting prices for our life insurance products and establishing liabilities for future policy benefits and claims. Our liabilities for future policy benefits and claims are established based on estimates by actuaries of how much will be needed to pay for future benefits and claims. We calculate these liabilities based on many assumptions and estimates, including the likelihood that a claim event will occur, estimated premiums to be received over the assumed life of the policy, the timing of the event covered by the insurance policy, the amount of benefits or claims to be paid and the investment returns on the investments that we make with the premiums that we receive. To the extent that actual claims experience is less favorable than the underlying assumptions that we use in establishing such liabilities, we could be required to increase our reserves. Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts that we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically based on accounting requirements, which change from time to time the assumptions used to establish the liabilities, as well as our actual experience. We charge or credit change in our liabilities to expenses in the period the liabilities are established or re-estimated. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such increases could adversely affect our financial condition and results of operations.

Catastrophic events may adversely impact liabilities for policyholder claims and reinsurance availability.

Our insurance business is exposed to the risk of catastrophic events. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, tsunamis and man-made catastrophes may produce significant damage or loss of life in larger areas. Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could adversely affect our profitability, financial condition and results of operations. Also, catastrophic events could harm the financial condition of issuers of obligations that we hold in our investment portfolio, resulting in impairments to these obligations, and the financial condition of our reinsurers, and thereby increase the probability of default on reinsurance recoveries. Large-scale catastrophes may also reduce the overall level of economic activity in affected countries, which could hurt our business and the value of our investments. Our ability to write new business could also be affected. It is possible that increases in the value of our investments, caused by the effects of inflation or other factors, and geographic concentration of insured property, could increase the severity of claims from catastrophic events in the future.

Our life insurance business is exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. Significant influenza pandemics have occurred three times in the last century; however, the likelihood, timing and severity of a future pandemic cannot be predicted. A significant pandemic could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output and, eventually, the financial markets. In addition, if a pandemic affected our employees or the employees of our distributors or of other companies with which we do business, it could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by us. In our group insurance operations, a localized event that affects the workplace of one or more of our group insurance clients could cause a significant loss due to mortality or morbidity claims. These events could adversely affect our financial condition and results of operations.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event. We cannot be certain that the liabilities that we have established will be adequate to cover actual claim liabilities.

Any decline in the availability of reinsurance, any increase in reinsurance costs, in particular as a consequence of environmental catastrophes, and/or an inability to pay, or untimely payment by, reinsurers could adversely affect our financial condition and results of operations.

As of September 30, 2015, approximately 51.5% of our insurance business’s assumed risks in connection with our insurance portfolio is transferred to reinsurance companies. However, this transfer of risk to reinsurers does not relieve us of our obligations to policyholders. For that reason, we are exposed to the risk of the reinsurer’s inability to pay. Untimely payment or an inability of a reinsurer to pay could adversely affect our financial condition and results of operations. There is also a risk that due to, for example, environmental catastrophes, we will only be able to enter into reinsurance agreements at higher costs or will be unable to transfer certain risks to reinsurance companies in the future, which could also adversely affect our financial condition and results of operations.

Our insurance business is subject to market risks, which may materially and adversely affect our financial condition and results of operations.

Our insurance business is directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our insurance business’s investments. Changes in market conditions that may affect its financial condition and results of operations include fluctuations in inflation, interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

Our insurance business is subject to litigation risks, including risks relating to the application and interpretation of contracts, and adverse outcomes in litigation and legal proceedings could adversely affect its financial condition and results of operations.

Our insurance business is subject to litigation risks, including risks relating to the application and interpretation of insurance and reinsurance contracts, and are routinely involved in litigation that challenges specific terms and language incorporated into property and casualty contracts, such as claims reimbursements, covered perils and exclusion clauses, among others, or the interpretation or administration of such contracts. See “Business—Legal Proceedings.”

Risks Relating to Guatemala and other Central American Markets

Guatemalan and Central American economic, political and social and other conditions and events may adversely affect our business.

Our financial performance may be significantly affected by general economic, political, social and other conditions and events in the markets where we operate, including Guatemala, Honduras and El Salvador. Many countries in Central America, including Guatemala, have suffered significant economic, political and social crises in the past, including civil strife and a significant level of violence and criminal activities, and severe weather and natural disasters, and these events may occur again in the future. We cannot predict whether changes in administrations will result in changes in governmental policies and whether such changes will affect our business. We may be adversely affected by many different factors, including:

•	significant governmental influence over local economies;

•	economic deceleration;

•	high levels of inflation;

•	volatility in currency exchange markets;

•	exchange controls or restrictions on expatriation of profits and foreign payments;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	unexpected changes in regulation;

•	imposition of trade barriers;

•	natural disasters and severe weather conditions;

•	high levels of poverty;

•	weaknesses in judicial systems and the rule of law;

•	political corruption scandals;

•	high levels of violence and criminal activity;

•	political protests; and

•	overall political, social and economic instability.

Adverse events and conditions in Central America, particularly in the countries in which we operate, may inhibit demand for financial services and create uncertainty in our operations, which could have a material adverse effect on us.

Recent corruption scandals and the subsequent political, economic and social effects may adversely affect our business.

There have been recent corruption scandals in Guatemala and Honduras, which have prompted legal action against government officials and significant public political protests. Guatemala’s Attorney General Office and the United Nations International Commission Against Impunity in Guatemala have presented criminal accusations against a considerable number of high-ranking government officials, including the former president and former vice president, in connection with several corruption scandals. Although these accusations (and others that may follow) aim at putting an end to a variety of corrupt practices, it is not possible for us to determine how the related political, economic and social effects of these corruption scandals may adversely affect our business.

With respect to Guatemala, on May 20, 2015, Guatemalan Central Bank and Guatemalan Monetary Board president Julio Suárez was arrested, and on May 21, 2015, Juan de Dios Rodríguez, President Otto Pérez Molina’s former personal secretary and head of the Guatemalan Social Security Institute (Instituto Guatemalteco de Seguridad Social), was arrested, both on charges including fraud and influence trafficking related to a medical services contract awarded by the Guatemalan Social Security Institute. In addition, in May and June 2015, several other government officials, including the Vice President Roxana Baldetti, resigned from their respective offices due to accusations of corruption. On July 9, 2015, Gustavo Adolfo Martínez Luna, former Secretary General of the Presidency, was arrested on charges of influence peddling, among others. On August 21, 2015 former Vice President Baldetti was arrested on charges of conspiracy, fraud and customs fraud, all related to her alleged involvement in the customs corruption racket for which she had previously resigned. On that same day, Guatemala’s Attorney General in conjunction with the United Nations International Commission Against Impunity in Guatemala filed a request for impeachment against President Otto Perez Molina over his alleged involvement in the customs corruption racket. On September 2, 2015 President Otto Perez Molina resigned from office following the approval by the Guatemalan Congress to strip him of immunity, and Guatemala’s Attorney General issued an arrest warrant for Perez Molina on the same day which led to his arrest. Alejandro Maldonado who was appointed Vice President after the resignation of former Vice President Baldetti was subsequently sworn in as President of Guatemala. On September 16, 2015, Juan Alfonso Fuentes Soria was appointed Vice-President by the Guatemalan Congress.

In Honduras, the director and two members of the board of the Honduran Social Security Institute (Instituto de Seguridad Social) were arrested, and the ongoing investigations have implicated past and current government officials. Notably, charges were filed against Lena Gutierrez (Second Vice President of the National Congress, member of the governing National Party) for defrauding the country’s health ministry and falsifying documents. In response to extensive protests, Honduran President Juan Orlando Hernandez has proposed several initiatives to prevent corruption in government procurement.

The corruption scandals in both Guatemala and Honduras have prompted significant public political protests. Guatemalan President Otto Perez Molina’s resignation prior to the end of his term in office as well as further developments derived from the scandals in Guatemala and Honduras could have a significant effect on the countries’ political, economic and social stability, which could have a material adverse effect on us.

Changes in economic policies, stability or the regulatory environment in the countries in which we operate may adversely affect our business.

The former Guatemalan President Otto Pérez Molina of the Patriotic Party (Partido Patriota), a center-right party, was elected in November 2011 and assumed office in January 2012. The Guatemalan constitution prohibits presidential reelection in a type of article known as “artículos pétreos,” or articles set in stone, that explicitly cannot be reformed. On September 2, 2015 President Otto Perez Molina resigned from office following the approval by the Guatemalan Congress to strip him of immunity. The acting Guatemalan President Alejandro Maldonado is not currently affiliated with any political party. Presidential, congressional and municipal elections were held on September 6, 2015. None of the presidential contenders obtained an absolute majority of votes (50% plus one vote of all validly-cast votes) during the September 6 elections. A second round run-off for the presidential election was held on October 25, 2015 between the two candidates with the greatest number of votes in the first round, with Jimmy Morales of the National Convergence Front Party (Frente de Convergencia Nacional), formerly a comedic actor and college professor being elected president over Sandra Torres of the National Unity of Hope Party (Unidad Nacional de la Esperanza), the ex-wife of former Guatemalan President Álvaro Colom Caballeros. Mr. Morales will take office on January 14, 2016. Following these elections, the center-center left Renewed Democratic Party (Libertad Democrática Renovada) is the leader in the Guatemalan Congress, with 45 out of 158 seats, followed by the National Unity of Hope Party, with 31 seats. As no political party has obtained a majority of the congressional seats, this may potentially lead to a gridlock in the Guatemalan Congress and create further political uncertainty.

Honduran President Juan Orlando Hernandez of the right-wing National Party (Partido National) was elected in November 2013 and assumed office in January 2014. The elections marked a historical milestone in the Honduran political arena, which traditionally has been ruled by two parties: the center-right Liberal Party (Partido Liberal) and the National Party. Although the governing National Party won a majority of seats in the Honduran Congress, two new parties, leftist Liberty and Refoundation (Libertad y Refundación, or LIBRE) and the centrist Anti-Corruption Party (Partido Anticorrupcion or PAC) managed to gain representation. The majority in Congress is held by National Party, followed by LIBRE, with the Liberal Party and PAC in third and fourth place, respectively.

Salvadoran President Salvador Sanchez Ceren of the leftist Farabundo Martí National Liberation Front (Frente Farabundo Martí para la Liberación Nacional or FMLN) assumed office in June 2014 after winning the March 2014 run-off election against Norman Quijano from the right-wing Nationalist Republican Alliance (Alianza Republicana Nacionalista or ARENA). In March 2015, legislative and municipal elections took place in El Salvador. The majority of seats in the Salvadoran Legislative Assembly is held by ARENA with 35 out of 158 seats, followed by FMLN with 31 seats.

Changes in governments and their policies could have a significant effect on Central American financial institutions, including our subsidiaries, as well as on market conditions and the prices of and returns on securities.

Recent Presidential and other elections in Guatemala could adversely affect our business, financial condition and results of operations.

On October 25, 2015, Mr. Morales was elected president of Guatemala by a majority of votes in the second round presidential election and he is scheduled to take office on January 14, 2016. This recent election result may generate political and economic uncertainty. We also cannot assure you that the new government will pursue similar economic policies to those implemented by its predecessor governments. Furthermore, we cannot assure you that the new government will not pursue significant changes in Guatemala’s economic policies and regulations, including banking regulation, tax increases and more proactive or interventionist government policies in certain sectors of the economy, among others.

Such changes could materially and adversely affect the Guatemalan economy and, as a result, our business, financial condition and results of operations. In addition, if the new president’s political party does not obtain a majority of the congressional seats this may potentially lead to a gridlock in the Guatemalan Congress and create further political uncertainty.

Developments in other countries could adversely affect the economies in which we operate and negatively impact our financial condition and results of operations.

The economies in the jurisdictions in which we operate may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in the jurisdictions in which we operate, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of our securities.

In addition, economic conditions in the jurisdictions in which we operate may be correlated with economic conditions in the United States as a result of increased economic activity between the countries. Therefore, adverse economic conditions in the United States or other related events could have a significant adverse effect on the economies of the jurisdictions in which we operate. We cannot assure you that events in other emerging countries, in the United States or elsewhere will not adversely affect our financial condition and results of operations.

Exchange controls may adversely affect our ability to engage in foreign exchange activities, which would hurt our financial condition and results of operations.

Although currently there are no exchange controls in the countries in which we operate, we cannot assure you that the governmental authorities in those jurisdictions will not institute restrictive exchange rate policies in the future. Any such restrictive exchange control policy would adversely affect our ability to engage in foreign exchange activities and could also have a material adverse effect on our financial condition and results of operations.

Central America has experienced several periods of conflict, violence and instability, and such instability could affect the economy and us.

Central America has experienced several periods of significant civil strife and high levels of criminal violence over the past four decades, primarily due to the activities of guerilla groups and organized crime. In response, Central American governments have implemented various security measures and have strengthened their military and police forces. Despite these efforts, high levels of drug-related and organized crime continue to exist in some regions of Central America. These activities, their possible escalation and the violence associated with them may have a negative impact on the Central American economy or on our financial condition and results of operations in the future. Our business or financial condition and the market value of the shares could be adversely affected by rapidly changing economic and social conditions in Central American and by the different governments’ response to such conditions.

In addition, Central America has, from time to time, experienced social turmoil, including riots, protests, strikes and street demonstrations. For example, in Guatemala, two groups of organized activists, one pursuing environmental claims, and the other purporting to seek the protection of human rights, have recently launched a series of protests against the establishment of business ventures in the mining, energy, agribusiness, cement factories and other similar industries. Despite the region’s ongoing economic growth and stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or respond to social unrest could include, among other things, expropriation, nationalization, suspension of the enforcement of creditors’ rights and new taxation policies. These policies could adversely and materially affect the economy of Central American countries in which we operate and our financial condition and results of operations.

Judicial systems in the jurisdictions where we operate can be weak and have previously required the assistance of special commissions to strengthen such systems.

In certain jurisdictions in which we operate, the judicial system is weaker than that in the United States. In the particular case of Guatemala, an official commission (Comisión Nacional para el Seguimiento y Apoyo al Fortalecimiento de la Justicia) has been established to review existing legal and institutional arrangements in order to propose reforms that would strengthen the judiciary and the rule of law generally. Similarly, the International Commission Against Impunity in Guatemala (Comisión Internacional Contra la Impunidad en Guatemala), created by the United Nations to investigate corruption cases in Guatemala, has suggested that the government of Guatemala consider and promote major reforms to tackle the weakness of the judicial system. These weaknesses may delay the enforceability of general obligations and hinder collections in general, which could have an adverse effect on our financial condition and results of operations.

Natural disasters could disrupt our businesses and impact our financial condition and results of operations.

We are exposed to natural disasters such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse impact on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year. Furthermore, natural disasters and severe weather patterns may negatively impact our clients and their ability to meet their financial obligations to us, including the repayment of loans, particularly those clients who are involved in agriculture.

Such events may also result in an impairment of the value of property or other collateral used to secure the loans that we extend. Any of the foregoing factors may have a material adverse effect on our results.

Changes in tax regulations or the interpretation of existing regulations in Guatemala, Honduras, El Salvador or The Bahamas could adversely affect our financial condition and results of operations.

New tax laws and regulations and uncertainties with respect to future tax policies in the countries where we operate may materially affect us. Changes in tax-related laws and regulations or in the interpretation of existing regulations may affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions and eliminating tax-based incentives and non-taxable income rules. In addition, the interpretation of tax regulations of tax authorities and courts may differ from ours, which could result in tax litigation and associated costs and penalties.

Panama, Guatemala, Honduras and El Salvador have different corporate disclosure and accounting standards for our industry than those you may be familiar with in the United States.

Financial reporting disclosure requirements in the jurisdictions in which we operate differ in certain significant respects from those required in the United States. There are also material differences among IFRS, local GAAP and U.S. GAAP. Accordingly, the information about us available to you will not be the same as the information available to holders of shares issued by a U.S. company. Furthermore, we recently began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data may not be easily comparable from period to period.

Risks Relating to the Shares and the Offering

There may be a lack of liquidity and market for our shares.

Prior to this offering, there has not been a public market for our shares in the United States. We will apply to list our shares on NYSE. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities’ market is often a function of the volume of the underlying shares that are publicly-held by unrelated parties. We cannot predict whether an active liquid public trading market for our shares in the United States will develop or be sustained.

The price of our shares may be volatile.

The trading price of our shares following this offering may fluctuate substantially and may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares. The factors that could cause fluctuations include, but are not limited to, the following:

•	overall price and volume fluctuations affecting the stock exchanges on which our shares are listed;

•	significant volatility in the market price and trading volume of banking or insurance company securities generally;

•	actual or anticipated changes in our earnings, fluctuations in our operating results or the failure to meet the expectations of financial market analysts and investors;

•	investor perceptions of the banking and insurance industries in general and our company in particular;

•	investor perceptions of emerging markets and Latin American or Central American issuers;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	catastrophic events;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	regulatory changes;

•	loss of external funding sources; or

•	sales of large blocks of our stock or sales by insiders.

We may raise additional capital in the future through the issuance of equity securities, which may result in dilution of the interests of our shareholders.

We may need to raise additional capital and may opt for obtaining such capital through the public or private placement of equity securities or securities convertible into our shares. Our articles of incorporation do not provide for preemptive rights for our shareholders in the event of a public or private equity offering through organized capital markets. Accordingly, such additional funds may dilute the percentage interests of investors in our shares.

Sales of additional shares, including by us, our directors and officers or certain of our shareholders, following expiration or early release of certain lock-up agreements, could cause the price of our shares to decline.

Sales of additional shares, including by us, our directors and officers or certain of our shareholders, following expiration or early release of certain lock-up agreements, could cause the price of our shares to decline. Sales of substantial amounts of our shares in the public market, or the availability of such shares for sale, by us, our directors and officers or certain of our shareholders, could adversely affect the price of our shares. In connection with the offering of our shares, we, our directors and officers and certain of our shareholders, have entered into lock-up agreements for a period of 180 days following                      , 2016 (which period may be extended under certain circumstances). These lock-up agreements are subject to certain exceptions and described under “Underwriting—Lockup Restriction.” Upon the expiration of such lock-up agreements, we, our directors and officers and certain of our shareholders, will be free to sell additional shares subject to complying with applicable securities laws.

A third party could be prevented from acquiring control of us because of the anti-takeover provisions in our articles of incorporation.

The ownership and transfer of our shares is subject to certain requirements, options and restrictions under our articles of incorporation. Our articles of incorporation provide that any direct or indirect acquisition by any person or group of persons of more than 5%, or more than 2% if such purchaser is a competitor, of our capital stock requires prior written authorization of our board of directors. Upon the authorization of our board of directors, unless our board of directors determines otherwise, the acquirer must make a public offer to acquire all of our shares at or above a price based on our stock’s trading history plus a 20% premium. This provision could discourage possible future purchasers of our shares, or of a significant portion of our shares and, accordingly, could adversely affect the liquidity and price of our shares. See “Description of Share Capital and Articles of Incorporation—Limitation on Acquisition of our Capital Stock and Public Tender Offers” for more information.

You will experience immediate and substantial dilution in the book value of the shares you purchase in this offering.

Because the initial offering price of the shares being sold in this offering will be substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution in the book value of the shares underlying your shares. Net tangible book value represents the amount of our tangible assets on an adjusted basis, minus our total liabilities on an adjusted basis. As a result, at the assumed initial public offering price of US$          per share (based on the mid-point of the price range set forth on the cover page of this prospectus), we currently expect that you will incur immediate dilution of US$          per share (assuming no exercise of the underwriters’ option to purchase additional shares).

The interests of the non-independent members of our board of directors, who as a group may have been deemed to beneficially own approximately 70.44% of our common stock as of our 2015 shareholders’ meeting, may conflict with those of other shareholders.

Historically, a significant amount of our shareholders have granted powers of attorney to our directors and officers for the purpose of voting the corresponding shares at the relevant general annual shareholders’ meeting. As a group, as of our 2015 shareholders’ meeting, the non-independent members of our board of directors may have been deemed to beneficially own approximately 70.44% of our outstanding shares of common stock; non-independent members of the board beneficially owned 19.38% of our outstanding shares of common stock and may have been deemed to be the beneficial owners of an additional 51.06% of our outstanding shares of common stock by means of shareholder grants of powers of attorney. This entitles them, among other things, to significantly influence the outcome of most actions requiring shareholder approval or participation, including election of the board of directors, corporate reorganizations, dispositions and the timing and payment of any future dividends. Upon completion of the offering, they will continue to have such power. These shareholders may have an interest in pursuing joint ventures, acquisitions, dispositions, financings, or similar transactions that could conflict with the interests of other shareholders. Accordingly, these shareholders may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests.

You may have fewer and less well-defined rights than shareholders of a company organized in other jurisdictions, such as the United States.

We are a corporation (sociedad anónima) organized under the laws of Panama. Our corporate affairs are governed by our organizational documents and the laws of Panama. Under such documents and laws, holders of our shares, may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in other jurisdictions, such as the United States, especially with regards to minority shareholders.

Exercising the right to vote requires attendance or representation at shareholder meetings.

We are a Panamanian company, and as such, many of our shareholder meetings take place in Panama. Shareholders located outside of Panama that wish to exercise their right to vote will have to attend shareholder meetings in Panama or arrange other means of representation.

You may have difficulty enforcing judgments against us, our directors and officers.

Substantially all of our directors and officers, and certain of the experts named herein reside outside the United States, and all or substantial portions of our assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or upon us, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Panamanian counsel that no bilateral or multilateral treaties exist between the United States and Panama for the reciprocal enforcement of foreign judgments and judgments of courts outside Panama, including but not limited to judgments of United States court. Such judgments may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates the judgment by the issuance of a writ of exequatur. Subject to a writ of exequatur, any final judgment rendered by any federal or state court located in the State of New York will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, provided that (i) such foreign court grants reciprocity to the enforcement of judgments of courts of Panama, (ii) the party against whom the judgment was rendered, or its agent, was personally served in such action, (iii) the judgment arises out of a personal action against the defendant, (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama, (v) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the legalization of documents and (vi) a copy of the final judgment is translated into Spanish by a licensed translator in Panama.

In addition, our articles of incorporation contain a general indemnification provision for our directors and officers. Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and none of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence, willful misconduct or bad faith by the director or officer.

If we were to become a passive foreign investment company, U.S. investors could experience adverse U.S. tax consequences.

Based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not expect to be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. However, PFIC status is a factual determination that must be made after the close of each taxable year and it is possible that we may become a PFIC in the current year or a future year due to changes in the valuation or composition of our income or assets or those of our subsidiaries.

In the event that, contrary to our expectation, we are classified as a PFIC, U.S. investors could be subject to adverse U.S. federal income tax consequences and additional information reporting requirements. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” for more information.

If we are unable to implement and maintain effective internal control over financial reporting in the future, our results of operations and the price of our shares could be adversely affected.

We are not currently required to comply with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and, therefore, we have not made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Section 404 of the U.S. Sarbanes-Oxley Act of 2002 will require us, for the year ending March 31, 2017 and subsequent years, to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and to report on and attest to the effectiveness of our internal control over financial reporting. Any delays or difficulty in satisfying our requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control-and procedure-related requirements. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, NYSE or other regulatory authorities.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of March 31, 2017 and in subsequent years as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.

We are a “foreign private issuer” within the meaning of NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Panamanian and Guatemalan practices concerning corporate governance and intend to continue to do so. Accordingly, holders of our shares will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

For example, NYSE listing standards provide that the board of directors of a U.S. listed company must have a majority of independent directors at the time the company ceases to be a “controlled company.” The listing standards for the NYSE also require that U.S. listed companies, at the time they cease to be “controlled companies,” have a nominating/corporate governance committee and a compensation committee (in addition to an audit committee). Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Under both Panamanian and Guatemalan law, companies may, but are not required to, form special governance committees, which may be composed partially or entirely of non-independent directors. In addition, NYSE rules require the independent non-executive directors of U.S. listed companies to meet on a regular basis without management being present. There is no similar requirement under Guatemalan and Panamanian law.

The NYSE’s listing standards also require U.S. listed companies to adopt and disclose corporate governance guidelines. Although we have implemented certain similar measures of corporate governance, these are not mandatory and therefore we are not legally required to comply with the corporate governance guidelines.

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports.

We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with selective disclosure principles, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher.

If securities or industry analysts do not actively follow our business, or if they publish unfavorable research about our business, the price and trading volume of our shares could decline.

The trading market for our shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If analysts do not cover our company, the trading price for our shares may be negatively impacted. If one or more of the analysts who covers us downgrades our shares or publishes unfavorable research about our business, the price of our shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause the price and trading volume of our shares to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. These statements appear throughout this prospectus, including, without limitation, under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations” and “Business,” and include statements regarding our current intent, belief or expectations of our officers or management with respect to (1) our strategic plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures and (5) liquidity. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements included in this prospectus as a result of various factors, many of which are beyond our control.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	the effect of the implementation of any aspect of our business strategy;

•	economic, business and political developments in Guatemala, Honduras, El Salvador and other countries in Central America and globally;

•	exchange rate fluctuations and government measures to control foreign exchange rates;

•	increased inflation;

•	increases in interest rates;

•	changes in regulations and governmental banking or insurance policy in the jurisdictions in which we operate as they relate to the services and products we offer;

•	increased competition and consolidation in the Guatemalan, Salvadoran and Honduran financial services and insurance markets;

•	increased costs of funding or our inability to obtain additional debt or equity financing on attractive terms;

•	increases in defaults by our banking business’s borrowers and other loan delinquencies;

•	allowances for impairment losses may be inadequate;

•	failure to adequately meet capital or other requirements;

•	failure to accurately price insurance premiums;

•	dependence on information technology systems;

•	acquisitions and divestitures;

•	adequacy of our risk management procedures and credit, currency, market and investment risks;

•	other risks of our lending and business activities;

•	management’s belief that pending legal and administrative proceedings will not have a materially adverse effect on Bicapital financial condition or results of operations; and

•	the other factors discussed under “Risk Factors” in this prospectus.

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors, except as required by applicable law. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

EXCHANGE RATES

Our financial statements are presented in U.S. dollars, which is our presentation currency. For our Guatemalan subsidiaries the functional currency is the quetzal and for our Honduran subsidiaries the functional currency is the lempira. For our Salvadoran subsidiaries and Westrust Bank, the functional currency is the U.S. dollar. For more information on the basis of presentation see Note 2c to our Annual Financial Statements.

Quetzales

Since 1994, the Guatemalan Monetary Board (Junta Monetaria del Banco de Guatemala) has allowed the exchange rate for the quetzal to be determined predominantly by market forces. The Guatemalan Central Bank intervenes in the foreign exchange market by buying or selling U.S. dollars to counter drastic fluctuations in the exchange rate caused by speculative, cyclical or seasonal factors that affect the balance of payments.

Since 1996, the Guatemalan Central Bank has intervened in the foreign exchange market through the Electronic Currency Negotiation System (Sistema Electrónico de Negociación de Divisas), an electronic system used for buying and selling foreign exchange. Currently, there are no restrictions on the conversion of quetzales into other currencies. On May 1, 2001, the Guatemalan Law of Free Transfer of Foreign Currency (Ley de Libre Negociación de Divisas) came into effect, permitting both domestic and foreign banks in Guatemala to freely enter into foreign currency-denominated contracts and accept demand deposits and offer bank accounts in foreign currency.

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in quetzal per U.S. dollar. Exchange rates are derived from the average rate for the day reported by the Guatemalan Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for quetzales. These rates are presented for information purposes.

Period	Low	High	Average(1)	Period-end
2010	7.9335	8.3948	8.0593	8.0136
2011	7.5753	8.0287	7.7898	7.8108
2012	7.6782	8.0153	7.8342	7.9023
2013	7.7712	7.9980	7.8588	7.8414
2014	7.5966	7.8881	7.7350	7.5968
2015
June	7.6169	7.6919	7.6517	7.6245
July	7.6187	7.6687	7.6476	7.6487
August	7.6278	7.6798	7.6466	7.6798
September	7.6470	7.7382	7.6936	7.6755
October	7.6589	7.7242	7.6839	7.6627
November	7.6123	7.6715	7.6476	7.6123
December (through December 14, 2015)	7.6013	7.6106	7.6084	7.6085

Source:	Guatemalan Central Bank
(1)	Average of daily rates.

Lempiras

Until March 11, 1990, the official exchange rate was fixed at L.2.00 per US$1.00. From March 12, 1990, the fixed rate was removed and the value of the lempira sharply declined. The government tried to support the currency by strictly enforcing laws that required exporters to repatriate foreign exchange earnings.

Pursuant to Decree 136/94 dated October 12, 1994, the reference exchange rate in Honduras began to be determined by supply and demand forces in the foreign currency exchange market by means of a public U.S. dollar auction system. This decree was ratified in the amendments to the Honduran Central Banks’ governing statutes, approved by the Honduran Congress under Decree No. 228-96.

From October 2005 until June 30, 2011, the Honduran Central Bank set the exchange rate at L.18.8951 per US$1.00, with minimal fluctuations. In response to IMF requirements, the policy shifted from a fixed-rate system to a variable rate reflecting international prices.

From July 1, 2011 to June 31, 2013, the Honduran Central Bank implemented a currency band system, maintaining the exchange rate band within a margin of +/- 7.0% from the base price, which was the closing price of the Honduran foreign currency market for the prior year.

As of July 1, 2013, the Honduran Central Bank established that the offering price for purchase requests in the Honduran foreign currency market should not be greater than 1% of the average basis price at the U.S. dollar auctions held by the Honduran Central Bank in the previous seven business days.

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in lempira per U.S. dollar. Exchange rates are derived from the rates reported by the Honduran Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for lempiras. These rates are presented for information purposes.

Period	Low	High	Average(1)	Period-End
2010	18.8951	19.0274	18.9613	18.8951
2011	18.8485	19.1459	18.9834	19.0128
2012	19.0519	20.1020	19.5721	19.9623
2013	19.9623	20.7417	20.4271	20.5975
2014	20.5973	21.6630	21.0624	21.5124
2015
June	21.8785	22.1162	22.0014	21.9052
July	21.8972	22.1245	21.9958	21.9707
August	21.9644	22.1442	22.0577	21.9644
September	21.9068	22.1329	22.0248	21.9830
October	21.9830	22.2269	22.1157	22.0724
November	22.0778	22.3717	22.2226	22.2162
December (through December 14, 2015)	22.2210	22.4303	22.3274	22.2744

Source:	Honduran Central Bank
(1)	Average of daily rates.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares being offered by us in the offering will be approximately US$              million (or approximately US$              million if the option to purchase additional shares is fully exercised by the underwriters) after deducting estimated discounts and commissions and offering expenses payable by us. This estimate is based on a price per share of US$              , which is the midpoint of the price range indicated on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial offering price per share would result in an increase (decrease) in the estimated net proceeds to us of approximately US$              million.

We intend to use the net proceeds to increase capital in our banking subsidiaries, mainly Banco Industrial. We anticipate allocating approximately 85%, 10% and 5% of the net proceeds to increase capital in Banco Industrial, Banpaís and across our other subsidiaries, respectively. Our expected use of the net proceeds represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses of the proceeds from this offering. Accordingly, our management has significant flexibility in applying the net proceeds of this offering.

CAPITALIZATION

The following table sets forth, as of September 30, 2015:

•	our actual capitalization; and

•	as adjusted to give effect to the sale of our shares in the offering at an assumed initial public offering price of US$ per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses payable by us in connection with the offering and assuming no exercise of the underwriters’ option to purchase additional shares.

This table should be read in conjunction with the information contained in the sections “Presentation of Financial and Other Information,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations,” “Selected Statistical Information,” and our Financial Statements included in this prospectus.

	As of September 30, 2015
	Actual	As adjusted for the offering
	(US$ in millions)	(US$ in millions)
Liabilities:
Long-term debt(1)	2,101.9

Shareholders’ Equity:
Share capital	392.0
Reserves	247.6
Capital contributions	6.9
Retained earnings	390.2
Other comprehensive income	(17.2)
Equity attributable to owners of Bicapital	1,019.5
Non-controlling interests	35.5

Total Equity	1,055.0

Total Capitalization	3,156.9

(1)	Refers to loans and borrowings from banks, debt securities issued and subordinated liabilities with maturities over one year.

The discussion and table above do not take into account the Perpetual Exchange Right in favor of Banco Industrial’s shareholders. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

DILUTION

If you invest in our shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per share after this offering. Our historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and non-controlling interests by the number of shares outstanding. Our historical net tangible book value as of September 30, 2015 was approximately US$1,019.5 million, or US$9.18 per share, based on 111,079,845 shares outstanding. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our shares in this offering and the as adjusted net tangible book value per share immediately after completion of this offering. After giving effect to our sale of              shares at the public offering price of US$             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2015 would have been US$             million, or US$             per share. This represents an immediate increase in net tangible book value of US$             per share to existing shareholders and an immediate dilution in net tangible book value of US$             per share to purchasers of ordinary shares in this offering, as illustrated in the following table.

Assumed initial public offering price per share
Actual net tangible book value as of September 30, 2015	US$	1,019.5 million
Actual net tangible book value per share as of September 30, 2015		US$9.18
Increase in net tangible book value per share attributable to the offering
As adjusted net tangible book value per share as of September 30, 2015 after giving effect to the offering
Estimate of dilution per share to new investors

The discussion and table above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the as adjusted number of our shares held by new investors will increase to              or approximately     %, of the total as adjusted number of our shares outstanding after this offering. In such case, the estimate of dilution per share to new investors will be US$             .

In addition, the discussion and table above do not take into account the Perpetual Exchange Right in favor of Banco Industrial’s shareholders. As of September 30, 2015, Banco Industrial shareholders held shares that could be exchanged for 1,217,672 of our shares, which represented 2.16% of our outstanding shares prior to the offering. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information. The selected financial data as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013 have been derived from our Annual Financial Statements included in this prospectus. The selected financial data as of September 30, 2015 and for the six-month periods ended September 30, 2014 and 2015 have been derived from our Interim Financial Statements included in this prospectus. Our Financial Statements were prepared in accordance with IFRS as issued by the IASB. The selected financial data as of March 31, 2013 and April 1, 2012 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB (not included in this prospectus).

The financial data included below and elsewhere in this prospectus are not necessarily indicative of our future performance. Results for the six-month period ended September 30, 2015 are not necessarily indicative of results expected for the full year. The selected consolidated financial information presented below should be read in conjunction with our Financial Statements, “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	For the six-month period ended September 30,		For the year ended March 31,
	2015	2014	2015	2014	2013
	(US$ in millions)		(US$ in millions)
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
Interest income	432.2	400.2	818.6	738.6	624.2
Interest expense	(204.5)	(189.2)	(387.0)	(371.8)	(310.5)

Net interest income	227.7	211.0	431.6	366.8	313.7
Loan impairment charges	(20.7)	(28.7)	(56.5)	(28.5)	(16.9)

Net fee and commission income	87.0	69.8	156.3	171.8	156.7
Net premium income	17.1	16.7	35.4	26.1	20.2

Profit for banking and insurance operations	311.1	268.8	566.8	536.1	473.6
Operating and administrative expenses	(191.9)	(168.4)	(365.8)	(326.7)	(276.1)
Other operating income, net	5.5	2.0	18.7	13.6	9.8

Profit before tax	124.6	102.5	219.6	223.0	207.4
Income tax	(21.0)	(18.4)	(33.7)	(41.8)	(45.4)

Profit for the period	103.7	84.0	185.9	181.2	162.0

Attributable to:
Equity holders of Bicapital	99.9	80.8	179.3	174.9	155.9
Non-controlling interest	3.8	3.2	6.6	6.3	6.1
Basic and diluted earnings per share (US$)(1)(2)	0.9049	0.7328	1.6258	1.5877	1.4319
Weighted average number of ordinary shares outstanding (millions)(2)	110.3	110.3	110.3	110.1	108.9

(1)	Basic earnings per share is determined dividing profit after taxes attributable to the equity holders of Bicapital by the weighted average number of ordinary shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution assuming the conversion of all dilutive potential ordinary shares. See Note 3t and Note 31 to our Annual Financial Statements for more information.
(2)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

	As of September 30,	As of March 31,			As of April 1,
	2015	2015	2014	2013	2012
	(US$ in millions)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Assets
Cash and cash equivalents	1,520.2	1,427.9	1,078.6	1,082.9	1,189.3
Investment securities	3,320.6	3,212.2	3,149.7	2,737.0	2,374.8
Loan portfolio, net	7,405.5	7,128.2	6,372.3	5,512.0	4,759.3
Restricted cash	89.4	79.8	115.6	105.7	95.9
Property and equipment, net	293.0	297.7	267.3	253.0	246.5
Goodwill	138.2	139.0	136.3	135.9	136.5
Other(1)	383.1	355.6	289.5	285.0	241.8

Total assets	13,149.9	12,640.4	11,409.3	10,111.6	9,044.2

Liabilities
Deposits and obligations from customers	7,986.5	7,735.5	7,079.1	6,600.1	6,128.5
Loans and borrowings from banks	2,688.3	2,593.2	2,221.5	1,594.6	1,145.9
Debt securities issued	624.0	626.8	561.2	521.2	459.7
Accruals and deferred income	250.7	239.9	213.1	198.8	200.1
Subordinated liabilities	192.9	192.9	195.8	178.3	171.0
Insurance reserves	126.2	115.1	106.0	104.9	107.2
Other(2)	226.3	98.0	90.4	81.6	129.8

Total liabilities	12,095.0	11,601.6	10,467.2	9,279.6	8,342.2

Equity
Share capital	392.0	391.8	389.3	386.4	305.6
Reserves	247.6	247.5	221.3	180.1	108.4
Capital contributions	6.9	7.1	7.1	7.3	7.2
Retained earnings	390.2	373.5	298.0	234.5	170.1
Other comprehensive income	(17.2)	(13.8)	(4.7)	(6.4)	4.4

Equity attributable to owners of Bicapital	1,019.5	1,006.0	911.0	801.8	595.6
Non-Controlling interests	35.5	32.8	31.1	30.2	106.3

Total equity	1,055.0	1,038.8	942.1	832.0	701.9

Total equity and liabilities	13,149.9	12,640.4	11,409.3	10,111.6	9,044.2

(1)	Other assets is composed of: other receivables, related parties, prepayments, inventories, assets under insurance contracts, investments in equity instruments, derivatives assets held for risk management, foreclosed assets, net intangible assets, net investment property and deferred tax assets.
(2)	Other liabilities is composed of: provisions, other liabilities, liabilities under insurance contracts, related parties, derivative liabilities held for risk management, government repurchase agreements, employee benefits and deferred tax liabilities.

	As of and for the six-month period ended September 30,		As of and for the year ended March 31,
	2015	2014	2015	2014	2013
	(in percentages, unless otherwise indicated)
SELECTED FINANCIAL RATIOS
Performance Ratios
Net interest margin(1)	4.1%		4.2%	3.9%	3.9%
Efficiency ratio(2)	53.1%	52.0%	54.2%	53.2%	51.4%
Return on average assets(3)	1.6%		1.6%	1.7%	1.7%
Return on average shareholders’ equity(4)	20.5%		19.4%	21.7%	22.7%
Fee income ratio(5)	28.0%	26.0%	27.6%	32.0%	33.1%
Capital and Balance Sheet Structure
Average total equity as a percentage of average total assets(6)	7.8%		8.0%	7.6%	7.5%
Total equity as a percentage of total assets(7)	8.0%		8.2%	8.3%	8.2%
Tier 1 capital as a percentage of risk-weighted assets(8)	11.8%		11.6%	11.8%	11.9%
Capital ratio of Bicapital(9)	14.4%		14.2%	14.8%	15.0%
Capital ratio of Banco Industrial(9)(10)	12.3%	12.7%	11.3%	11.9%	13.5%
Capital ratio of Banpaís(9)(11)	14.0%	14.3%	13.0%	13.2%	12.2%
Capital ratio of BI El Salvador(9)(12)	19.3%	20.5%	19.8%	20.4%	19.6%
Total loans, net as a percentage of total deposits	92.7%		92.1%	90.0%	83.5%
Credit Quality Ratios
NPL ratio(13)	1.4%	1.4%	1.1%	1.7%	1.8%
Loan impairment charges as a percentage of total gross loans(14)	0.3%		0.8%	0.4%	0.4%
NPL coverage ratio(15)	82.4%	81.7%	104.6%	90.7%	95.7%
Allowance for loan losses as a percentage of total loans(16)	1.1%		1.2%	1.5%	1.7%
Other Data
Dividends (US$ in millions)(17)			83.3	77.6	71.4
Dividends per share (in US$)(18)			0.75	0.70	0.65
Employees	12,483	11,678	12,211	10,386	9,850
Branches	668	637	654	627	568
ATMs(19)	1,087	1,022	1,066	998	979

(1)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the six-month period ended September 30, 2015 is annualized and calculated as net interest income for the period multiplied by two, divided by an average of interest earning assets as of March 31, 2015 and September 30, 2015.
(2)	Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges.
(3)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of total assets as of March 31, 2015 and September 30, 2015.
(4)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of shareholders’ equity as of March 31, 2015 and September 30, 2015.
(5)	Refers to net fee and commission income divided by profit for banking and insurance operations.
(6)	The average balances for total equity and total assets have been calculated on the basis of monthly balances.
(7)	Refers to the end-of-period total equity divided by the end-of-period total assets.

(8)	Refers to the end-of-period Tier 1 capital divided by the end-of-period risk-weighted assets. See Note 5 to our Annual Financial Statements.
(9)	Refers to the ratio of total regulatory capital to total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF. See Note 5 to our Annual Financial Statements.
(10)	Banco Industrial’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 10.0% of the GSB.
(11)	Banpaís’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 12.0% of the CNBS.
(12)	BI El Salvador’s capital ratio, on an unconsolidated basis, was in each case above the regulatory requirement of 14.5% of the SSF.
(13)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís and BI El Salvador). Calculated as total NPL divided by total loans.
(14)	Figures for the six-month period ended September 30, 2015 have been annualized.
(15)	Refers to the end-of-period allowance for loan losses divided by the end-of-period NPL.
(16)	Refers to the end-of-period allowance for loan losses divided by the end-of-period total loans.
(17)	Dividends include dividends declared and paid by Bicapital for each year presented. See Note 3r and 29b to our Annual Financial Statements. Dividends are declared and paid in U.S. dollars. Dividends declared and paid were US$83.3 million, US$77.6 million and US$71.4 million for fiscal years 2015, 2014 and 2013, which were paid on May 25, 2015, April 28, 2014 and April 29, 2013, respectively.
(18)	Adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”
(19)	Excludes third-party network ATMs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements, and with the other financial information included in this prospectus. Our Financial Statements included in this prospectus have been prepared in accordance with IFRS. Our future results may vary substantially from those discussed herein because of various factors that affect our business, including, but not limited to, those discussed under “Forward-Looking Statements” and “Risk Factors” and other factors discussed in this prospectus.

Overview

We are the largest financial services group in Guatemala, with a growing presence in other underpenetrated and fast-growing Central American countries. Through our subsidiaries, we provide a comprehensive range of corporate and retail banking, insurance and other financial services to more than 1.8 million clients as of September 30, 2015. We were formed as a holding company in 2006, and our main subsidiary, Banco Industrial, was founded in 1967. We believe that our businesses benefit from significant synergies as a result of being part of one financial group.

Our operations in Guatemala include Banco Industrial and Seguros El Roble, the largest bank and insurance company in the country, respectively, which are also among the most profitable entities in the Guatemalan banking and insurance systems, according to the GSB. We are the market leader in terms of total assets, total net loans and total deposits, with market shares of 27.9%, 26.6% and 25.2%, respectively, as of September 30, 2015; as well as, first in total gross premiums written, with a market share of 24.8% and 26.1%, respectively, for the year ended March 31, 2015 and the six-month period ended September 30, 2015, according to the GSB. For the year ended March 31, 2015 and on an annualized basis for the six-month period ended September 30, 2015, Banco Industrial had a ROAE of 26.6% and 27.8%, respectively, compared to a ROAE of 18.3% and 18.4%, respectively, for the Guatemalan banking system as a whole, and Seguros El Roble (including Fianzas El Roble) had a ROAE of 38.4% and 29.9%, respectively, compared to a ROAE of 27.3% and 24.6%, respectively, for the Guatemalan insurance system as a whole, according to the GSB. As of September 30, 2015, Banco Industrial had one of the largest banking distribution networks in Guatemala, with 5,295 points of service, comprised of 501 branches, 3,519 ATMs (including 913 proprietary and 2,606 third-party network ATMs) and 1,275, correspondent agents (third-party points of service). As of September 30, 2015, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented approximately 80.1% of our total assets.

As part of our growth strategy, beginning in 2007 with our acquisition of a controlling interest in Banpaís, we expanded our operations outside Guatemala to Honduras and El Salvador. Since then, our international growth has been focused on the northern part of Central America, given the high level of intra-regional trade activity by our clients. Currently, our operations outside of Guatemala include: (i) Banpaís, the fourth-largest bank in Honduras in terms of total net loans, with an 11.4% market share as of September 30, 2015, according to the CNBS, (ii) Seguros del País, the fourth-largest insurer in Honduras in terms of total gross premiums written, with an 8.2% and 10.3% market share for the year ended March 31, 2015 and the six-month period ended September 30, 2015, according to the CNBS and (iii) BI El Salvador, the 11th-largest bank in El Salvador in terms of total net loans, with a 1.5% market share as of September 30, 2015, according to the SSF. Our banking network outside Guatemala is comprised of a total of 167 branches and 174 ATMs as of September 30, 2015. As of September 30, 2015, Banpaís, Seguros del País and BI El Salvador, together, represented approximately 12.7% of our total assets.

Principal Factors Affecting our Financial Condition and Results of Operations

Economic Environment

Our banking and insurance subsidiaries are affected by the general economic environment of the countries in which we operate, mainly Guatemala. As of September 30, 2015, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented approximately 80.1% of our total assets and Banpaís, Seguros del País and BI El Salvador, together, represented approximately 12.7% of our total assets. Decreases in the growth rate of the country’s economy, periods of negative growth, or material increases in inflation or interest rates could result in lower demand for, or affect the pricing of, our services and products. Because a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected. Changes in the financial condition or credit profiles of clients of our banking subsidiaries and increases in inflation or interest rates could have a negative effect on the quality of our banking subsidiaries’ loan portfolios, potentially requiring them to increase loan loss provisions or resulting in reduced profitability.

Guatemala

The Guatemalan economy in recent years has been characterized by consistent growth rates. Based on reports published by the Guatemalan Central Bank, GDP growth for 2014 was 4.2%, compared to 3.7% in 2013 and 3.0% in 2012, and is projected to reach 3.7% in 2015. Furthermore, according to the Guatemalan Central Bank, Guatemala’s international net reserves (foreign-currency deposits held by the Guatemalan Central Bank) were approximately US$7,333.4 million as of December 31, 2014 as compared to approximately US$7,272.6 million as of December 31, 2013 (a 0.8% increase) and US$6,693.8 million at December 31, 2012 (an 8.7% increase). In 2014, Guatemala’s current fiscal deficit was 1.9% of GDP, compared to 2.1% of GDP in 2013 and 2.4% of GDP in 2012. From 2013 to 2014, the decrease was due to an increase of 6.0% and 4.4% in government income and expenses, respectively. From 2012 to 2013, the decrease was due to an increase of 7.4% and 5.3% in government income and expenses, respectively.

During 2014, growth was driven by internal demand, mainly by a 4.0% increase in private consumption, compared to an increase of 3.9% in 2013, which represented approximately 85.0% of the GDP growth rate for 2014, primarily as a result of growth in family remittances and household income. In 2012, growth was driven by increased internal demand, demonstrated by an increase of approximately 3.0% in private consumption, associated with an increase in household income, low inflation levels, and an increase in family remittances, as well as more bank loans to the private sector.

The economic sectors that showed the highest growth were: mining; retail and wholesale trade; manufacturing; professional services; and agriculture, livestock, fishing and forestry. These sectors contributed approximately 77.0% of the GDP growth rate for 2014. For 2013, the economic sectors that showed the highest growth were: manufacturing; public administration and defense; private services; agriculture, livestock, fishing and forestry; and transportation and communications, together contributing approximately 75.0% of the GDP growth rate. For 2012, the economic sectors that showed the highest growth were: agriculture, livestock, fishing and forestry; manufacturing; energy and water; retail and wholesale commerce; private services and public administration; and defense, together contributing approximately 69.3% of the GDP growth rate.

The table below sets forth additional details regarding Guatemala’s recent economic performance.

	As of December 31,
	2014	2013	2012
Real GDP growth rate	4.20%	3.70%	3.00%
Reference interest rate	4.00%	5.00%	5.00%
Variation in Consumer Price Index	2.95%	4.39%	3.45%
Net international reserves (US$ in millions)	7,333.4	7,272.6	6,693.8

Source: Guatemalan Central Bank.

Due to Guatemala’s macroeconomic indicators and political environment, the country has an overall credit rating of BB from S&P and BB from Fitch, both with a stable outlook, and Ba1 from Moody’s with a negative outlook.

Honduras

The Honduran economy has also maintained consistent economic growth in recent years. According to the Honduran Central Bank, GDP growth for 2014 was 3.1%, compared to 2.8% in 2013 and 4.1% in 2012. The IMF further estimates that GDP will grow 3.5% in 2015. During 2014, internal demand grew as a result of the increased availability of consumer and commercial credit. The current fiscal deficit for 2014 was 4.4% of GDP, compared to 7.9% of GDP in 2013 and 6.0% of GDP in 2012. Honduras’s international net reserves were approximately US$3.5 billion as of December 31, 2014, compared to US$3.1 billion and US$2.6 billion as of the same date in 2013 and 2012, respectively.

GDP growth during 2014 was attributable mainly to the following economic segments: financial intermediation; communications; and commerce, hotels and restaurants.

The increase in net international reserves (foreign-currency deposits held by the Honduran Central Bank) was driven by increases in family remittances, services such as call centers, the garment manufacturing (maquiladora) industry, inflows due to external financing, and lower demand for foreign currency used for fuel imports.

The table below sets forth additional details regarding Honduras’s recent economic performance.

	As of December 31,
	2014	2013	2012
Real GDP growth rate	3.10%	2.80%	4.10%
Reference interest rate	7.00%	7.00%	7.00%
Variation in Consumer Price Index	5.82%	4.92%	5.39%
Net international reserves (US$ in millions)	3,516.5	3,055.9	2,570.9

Source: Honduran Central Bank.

Due to Honduras’s macroeconomic indicators and political environment, the country has an overall credit rating of B from S&P with a stable outlook and a sovereign debt rating of B3 from Moody’s with a positive outlook.

El Salvador

According to the Salvadoran Central Bank (Banco Central de Reserva de El Salvador), GDP growth for 2014 was 2.4%, compared to 1.8% in 2013 and 1.9% in 2012.

The fiscal deficit for 2014 was 4.7% of GDP, compared to 6.5% of GDP in 2013 and 5.2% of GDP in 2012. El Salvador’s international net reserves were approximately US$2.7 billion as of December 31, 2014, compared to US$2.7 billion and US$3.2 billion as of the same date in 2013 and 2012, respectively.

The slow growth of GDP during 2014 was mainly attributable to low investment levels in El Salvador, with private investment below 15% of GDP and with public investment representing approximately 3% of GDP. The sectors that showed the most growth during 2014 were real estate, commercial services, financial and insurance services, community services, commerce, and restaurants and hotels.

The table below sets forth additional details regarding El Salvador’s recent economic performance.

	As of December 31,
	2014	2013	2012
Real GDP growth rate	1.95%	1.85%	1.88%
Reference interest rate	4.12%	3.74%	3.34%
Variation in Consumer Price Index	0.52%	0.85%	0.84%
Net international reserves (US$ in millions)	2,661.2	2,720.7	3,172.9

Due to El Salvador’s macroeconomic indicators and political environment, the country has an overall credit rating of B+ from S&P and from Fitch Ratings, both with a stable outlook, and a rating of Ba3 from Moody’s, with a negative outlook.

Effects of Changes in Interest Rates

Changes in interest rates affect the following areas of our business, among others:

•	financial margin;

•	volume of loans originated;

•	market value of our financial assets; and

•	gains or losses from sales of loans and securities.

Increases in short-term interest rates could reduce our financial margin, which comprises the majority of our revenue. A significant portion of our subsidiaries’ assets, including loans, are long-term assets. In contrast, most deposits are short-term. When interest rates rise, our banking subsidiaries must pay higher interest on deposits while interest earned on assets does not rise as quickly, which causes profits to decrease. Interest rate increases could result in adverse changes in our financial margin, reducing its growth rate or even resulting in decreases as compared to previous periods.

Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates have historically discouraged clients from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

Increases in interest rates may reduce the value of our financial assets. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and variable interest rates. The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, could impact our results) as our subsidiaries implement strategies to reduce future interest rate exposure. The market value of an obligation with a variable interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms.

Assets and liabilities have been classified by the domicile of our subsidiary as Domestic (operations in Guatemala) or Foreign (operations in Honduras and El Salvador) and by currency of denomination (quetzales, U.S. dollars and lempiras). Domestic operations include quetzal- (local currency of our operations in Guatemala) and U.S. dollar-denominated assets and liabilities. All quetzal-denominated assets and liabilities have been converted into U.S. dollars using the interbank exchange rate published by the Guatemalan Central Bank at the relevant date, as required by IFRS. Foreign operations include lempiras (local currency of Honduras) and U.S. dollars (which is used in our Honduran and Salvadoran operations). Lempiras have been converted to U.S. dollars using the exchange rate published by the Honduran Central Bank at the relevant dates, as required by IFRS. For more information see “Exchange Rates.” For purposes of this section, U.S. dollar-denominated assets and liabilities include: (i) U.S. dollar Domestic, which includes all transactions conducted in Guatemala or on behalf of Guatemalan residents in U.S. dollars; and (ii) U.S. dollar Foreign, which includes (a) all transactions conducted in Honduras or on behalf of Honduran residents in lempiras and (b) transactions conducted in Honduras or on behalf of Honduran residents in U.S. dollars and all transactions conducted in El Salvador or on behalf of Salvadoran residents in U.S. dollars.

Quetzal-Denominated Assets and Liabilities in Guatemala

The chart below presents the weighted average interest rates on quetzal-denominated assets and liabilities of the Guatemalan banking industry (including Banco Industrial) and of Banco Industrial for the years indicated, as published by the Guatemalan Central Bank. The table also shows the seven-day deposit rate published by the Guatemalan Central Bank.

The Guatemalan banking industry generally does not establish its interest rates by reference to a benchmark rate; however, the weighted average interest rates on quetzal-denominated assets and liabilities of the Guatemalan banking industry are somewhat influenced by the rate for seven-day deposits published by the Guatemalan Central Bank. The seven-day deposit rate has shown a downward trend, decreasing from 5.0% as of December 31, 2012 and 2013 and 4.0% as of December 31, 2014 to 3.3% as of September 30, 2015.

The Guatemalan banking industry’s weighted average interest rate paid on local-currency assets has generally shown a stable trend, decreasing slightly to 13.1% as of September 30, 2015 from 13.6% as of December 31, 2014 and 13.7% as of December 31, 2013 after increasing slightly from 13.5% as of December 31, 2012. Banco Industrial’s weighted average interest rate on quetzal-denominated assets is lower than the average interest rate of the Guatemalan banking industry due to its significantly lower-liability interest rates as compared to the industry average, which enables Banco Industrial to maintain a healthy financial margin while charging lower interest rates. This difference results from Banco Industrial’s product mix, which is more heavily focused on commercial clients, and the fact that debt instruments offered to its commercial clients typically have lower interest rates than those for its retail clients. Banco Industrial’s average interest rate on quetzal-denominated assets was 9.3% as of September 30, 2015, as compared to 9.7% as of December 31, 2014, 9.2% as of December 31, 2013 and 9.1% as of December 31, 2012.

The Guatemalan banking industry’s weighted average interest rate on local-currency denominated liabilities has been stable at 5.5% as of September 30, 2015 and December 31, 2014 after increasing from 5.4% as of December 31, 2012 to 5.5% as of December 31, 2013. Banco Industrial’s average interest rate on quetzal-denominated liabilities is lower than the local banking industry due to its diverse retail deposit base, with no significant concentration in any specific type of deposit, maintaining a stable trend, with a rate of 3.4% as of September 30, 2015, 3.5% as of December 31, 2014 and December 31, 2013 and 3.4% as of December 31, 2012.

Foreign Currency-Denominated Assets and Liabilities in Guatemala

The chart below presents the weighted average rates on foreign currency-denominated assets and liabilities of the Guatemalan banking industry (including Banco Industrial) and of Banco Industrial for the periods indicated, as published by the Guatemalan Central Bank.

The Guatemalan banking industry’s weighted average interest rate on foreign-currency denominated assets has trended downward recent years, decreasing slightly to 5.9% as of September 30, 2015 from 6.0%, 6.1% and 6.2% as of December 31, 2014, 2013 and 2012, respectively. Banco Industrial’s average interest rate on foreign currency-denominated assets is lower than the banking system’s due to its concentration on commercial lending. As of September 30, 2015, Banco Industrial’s average interest rate on foreign currency-denominated assets remained stable at 5.6%, as compared to 5.6%, 5.7% and 5.6% as of December 31, 2014, 2013 and 2012, respectively. The Guatemalan banking industry’s weighted average interest rate on foreign currency-denominated liabilities showed a stable trend, at 3.0% as of September 30, 2015, increasing slightly from 2.9% as of December 31, 2014 and 2013 and 2.8% as of December 31, 2012. Banco Industrial’s average interest rate on foreign-denominated liabilities was higher than the banking system’s due to a higher concentration of longer-tenor loans and borrowings from banks. Banco Industrial’s average interest rate on foreign-denominated liabilities was also stable at 3.2% as of September 30, 2015, and December 31, 2014 and 2013, after increasing slightly from 2.9% as of December 31, 2012.

Lempira-Denominated Assets and Liabilities in Honduras

The chart below presents the weighted average interest rates on lempira-denominated assets and liabilities of the Honduran banking industry (including Banpaís) and of Banpaís, for the periods indicated. The table also presents the seven-day interest rate published by the Honduran Central Bank. The Honduran Central Bank publishes an interest rate that reflects the maximum rate allowed for the bid and ask positions on government securities sold in seven-day auctions, which we refer to as the Honduran Central Bank rate.

The Honduran banking industry generally does not establish its interest rates by reference to a benchmark rate. However, the weighted average interest rates on lempira-denominated assets and liabilities of the Honduran banking industry are somewhat influenced by the Honduran Central Bank rate.

The Honduran banking industry’s weighted average interest rate paid on lempira-denominated assets remained stable at 20.7% as of September 30, 2015 as compared to December 31, 2014, after increasing from 20.3% and 19.2% as of December 31, 2013 and 2012, respectively. The weighted average interest rate on Banpaís’s lempira-denominated assets was lower than that of the banking system due to its significant focus on lending to commercial clients, who demand lower rates. It decreased to 15.5% as of September 30, 2015 from 16.0% as of December 31, 2014, 17.6% as of December 31, 2013 and 16.3% as of December 31, 2012.

The Honduran banking industry’s weighted average interest rate on lempira-denominated liabilities was 6.4% as of September 30, 2015 as compared to 7.0% as of December 31, 2014, 7.4% as of December 31, 2013 and 6.9% as of December 31, 2013. The weighted average interest rate on Banpaís’s lempira-denominated liabilities was lower than that of the banking system and increased to 4.6% as of September 30, 2015 from 2.9% as of December 31, 2014, 4.3% as of December 31, 2013 and 4.2% as of December 31, 2012, due to the growth of its retail deposit base in local currency and lower costs, which enabled Banpaís to provide a lower rate.

Foreign Currency-Denominated Assets and Liabilities in Honduras

The chart below presents the weighted average interest rates on foreign currency-denominated assets and foreign currency-denominated liabilities of the Honduran banking industry as a whole (including Banpaís) and of Banpaís for the periods indicated.

The Honduran banking industry’s weighted average interest rate on foreign currency-denominated assets was 8.6% as of September 30, 2015, as compared to 8.7% as of December 31, 2014, 8.5% as of December 31, 2013 and 8.8% as of December 31, 2012. The weighted average interest rate on foreign currency-denominated assets of Banpaís was lower than the banking system’s due to its concentration in lending to commercial clients, who demand lower rates. Banpaís’s weighted average interest rate on foreign currency-denominated assets increased to 7.1% as of September 30, 2015, from 7.0% as of December 31, 2014, after decreasing from 7.4% as of December 31, 2013 and 7.6% as of December 31, 2012.

The Honduran banking industry’s weighted average interest rate on foreign currency-denominated liabilities increased to 2.7% as of September 30, 2015 after being stable at 2.6% as of December 31, 2014 and 2013, after increasing slightly from 2.4% as of December 31, 2012. The weighted average interest rate on foreign currency-denominated liabilities of Banpaís was slightly lower than the banking system’s due to low costs, allowing it to provide a lower rate. Banpaís’s weighted average interest rate on foreign currency-denominated liabilities decreased to 1.6% as of September 30, 2015 from 1.7% as of December 31, 2014, 2.6% as of December 31, 2013 and 2.0% as of December 31, 2012.

Effect of Family Remittances

Total family remittances to Guatemala from abroad were US$3.2 billion for the six months ended September 30, 2015 (an increase of 9.8% from the corresponding period in 2014), US$5.7 billion for the year ended March 31, 2015 (an increase of 9.5% from the corresponding period in 2014), US$5.2 billion for the year ended March 31, 2014 (an increase of 7.2% from the corresponding period in 2013) and US$4.9 billion for the year ended March 31, 2013 (an increase of 8.8% from the corresponding period in 2012), according to the Guatemalan Central Bank. Total family remittances to Honduras from abroad were US$1.9 billion for the six months ended September 30, 2015 (an increase of 7.7% from the corresponding period in 2014), US$3.5 billion for the year ended March 31, 2015 (most recent data available) (an increase of 11.5% from the corresponding period in 2014), US$3.1 billion for the year ended March 31, 2014 (an increase of 7.6% from the corresponding period in 2013) and US$2.9 billion for the year ended March 31, 2013 (an increase of 2.4% from the corresponding period in 2012), according to the Honduran Central Bank.

The revenue we earned from family remittances consisted of commissions on foreign exchange transactions, fees for money orders and other related fees, as well as gains on currency exchange transactions. According to the GSB, through our banking subsidiary, Banco Industrial, we processed US$823.0 million in family remittances to Guatemala from abroad for the six months ended September 30, 2015 (25.7% of the market) compared to US$1,317.1 million in family remittances to Guatemala from abroad for the year ended March 31, 2015 (23.1% of the market). Banpaís processed US$142.3 million in family remittances to Honduras from abroad for the six months ended September 30, 2015 (7.4% of the market) compared to US$335.2 million (9.4% of the market) in family remittances received for the year ended March 31, 2015. For more information, see “Business.”

Competition

We face intense competition in all of our segments, which can materially affect our growth, market share, margins and profitability. For more information, see “Industry.”

Inflation

Our performance may be impacted by inflation because substantially all of our assets are not adjusted for the effects of inflation. In addition, material increases in inflation could result in lower demand for, and affect the pricing of, our services and products. Because the majority of the costs and expenses of our subsidiaries are fixed, we may not be able to reduce costs in the event of inflation. Increases in inflation could also negatively impact our banking subsidiaries’ loan portfolios.

The Guatemalan economy has been characterized by moderate inflation in recent years. Inflation for the year ended December 31, 2014 was 2.95%, compared to 4.39% in 2013, principally due to lower oil import prices. Inflation for the year ended December 31, 2012 was 3.45%. The inflation target of the Guatemalan Central Bank for 2015 is 2.6%.

Honduras experienced inflation of 5.82% for 2014 and 4.92% for 2013, according to the Honduran Central Bank. The primary drivers of inflation were: food and non-alcoholic beverages; housing; utilities, gas, and other fuels; clothing; and transportation. Inflation for the year ended December 31, 2012 was 4.10%. The IMF inflation estimate for Honduras for 2015 is 4.70%.

Inflation in El Salvador for the year ended December 31, 2014 was 0.52%, compared to 0.85% for the year ended December 31, 2013. The principal drivers of inflation were: food and non-alcoholic beverages; alchoholic beverages and tobacco; education; and restaurants and hotels. Inflation for the year ended December 31, 2012 was 0.84%. The IMF estimates a deflation for El Salvador of 0.95% for 2015.

Exchange Rates

We are exposed to currency risk any time we hold an open position in a currency other than quetzales or lempiras. Volatility in quetzal and lempira exchange rates in Guatemala and Honduras could result in higher risks associated with such positions.

In addition, any devaluation or depreciation of the quetzal or lempira against the U.S. dollar could have a negative impact on the ability of our subsidiaries’ clients to repay loans and make premium payments. Therefore, any significant devaluation of the quetzal and lempira against the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

The exchange rate of the quetzal against the U.S. dollar has been stable during recent years. The quetzal exchange rate is characterized by cyclical fluctuations in line with the export seasons of Guatemala’s main commodities. The exchange rate was Q.7.6755 per US$1.00 on September 30, 2015, as published by the Guatemalan Central Bank.

The exchange rate of the lempira has been characterized by a gradual depreciation against the U.S. dollar during recent years, mainly due to the high demand of foreign currency to satisfy the demand for imported goods. The exchange rate was L.21.9830 per US$1.00 on September 30, 2015, as published by the Honduran Central Bank.

For more information, see “Exchange Rates.”

Demographic Trends

As of 2014, Guatemala had a population of approximately 15.86 million people, according to the World Bank, which represented an estimated increase of approximately 391,500 people compared to 2013. The average annual population growth rate from 2010-2014 was 2.5%, a trend that is estimated to continue for the following five years according to the World Bank. According to the World Bank, although the poverty rate in Guatemala increased to 53.7% in 2011, from approximately 51.0% in 2006, the unemployment rate decreased from 3.1% in 2009 to 2.8% in 2013. GDP per capita in U.S. dollars increased from US$2,882.4 in 2010 to US$3,703.0 in 2014, reflecting an increase in purchasing power.

As of 2014, Honduras had a population of approximately 8.3 million people, according to the World Bank, which represented an estimated increase of approximately 163,000 people compared to 2013. The average annual population growth rate from 2010-2014 was 2.0%, a trend that is estimated to continue for the following five years, according to the World Bank. According to the World Bank, the poverty rate in Honduras increased to 64.5% in 2013, from approximately 58.8% in 2009, and the unemployment rate increased from 3.3% in 2009 to 4.2% in 2013. GDP per capita in U.S. dollars increased from US$2,078.3 in 2010 to US$2,346.7 in 2014, reflecting an increase in purchasing power.

As of 2014, El Salvador had a population of approximately 6.4 million people, according to the World Bank, which represents an estimated increase of approximately 43,300 people compared to 2013. The average annual population growth rate from 2010-2014 was 0.6%. According to the World Bank, the poverty rate in El Salvador declined to 29.6% in 2014, from 37.8% in 2009, and the unemployment rate decreased to 6.3% in 2014 from 7.3% in 2009. GDP per capita in U.S. dollars increased from US$3,444.5 in 2010 to US$3,950.7 in 2014, reflecting an increase in purchasing power.

We expect these trends to benefit our business, particularly our retail banking, commercial banking and insurance segments, because as the population increases, unemployment rates decrease and GDP per capita increases, the need for financial services is expected to increase accordingly.

Bank Loans

The growth rates of the loan portfolios of our banking subsidiaries have been a result of the low banking penetration in the countries where we conduct our main operations. In terms of banking penetration, the ratio of loans (as published by the GSB and the CNBS) to GDP (as published by the Guatemalan Central Bank and the Honduran Central Bank) of Guatemala and Honduras was 29.6% and 51.0%, respectively, as of December 31, 2014.

In Guatemala, since the beginning of 2013, the growth of bank loans to the private sector has been experiencing a gradual slowdown. According to the Guatemalan Central Bank, for the six-month period ended September 30, 2015 the growth rate of bank loans to the private sector was 6.3%, while for the years ended March 31, 2015 and 2014, the growth rate was 11.6% and 11.1%, respectively, a decline from 16.2% for the year ended March 31 2013. According to the Guatemalan Central Bank, the primary reason for the slowdown has been a decrease in the growth of domestic corporate loans over the corresponding period; demand for such loans in Guatemala has declined, as certain large corporations have instead decided to access the international markets to issue bonds and obtain loans to meet their funding needs. For the six-month period ended September 30, 2015, the growth rate in loans to the corporate sector was 6.8%, as compared to 12.4%, 11.6% and 18.6% for the years ended March 31, 2015, 2014 and 2013, respectively. Despite the decrease in the growth rate, private-sector bank loans continued to experience growth rates higher than GDP growth during the same period.

In Honduras, bank loans to the private sector grew at a rate of 4.0% for the six-month period ended September 30, 2015, as compared to 10.2%, 10.8% and 15.2% for the years ended March 31, 2015, 2014 and 2013, respectively. Despite positive GDP growth, which was mainly driven by improvements in tax collection, the private sector had lower participation in the local economy during the six months ended September 30, 2015, which was reflected in lower demand for loans from the local banking system. Furthermore, the private sector has accessed financing from international institutions and international markets, which has resulted in local loan repayments.

In El Salvador, bank loans to the private sector increased by 1.5% for the six-month period ended September 30, 2015, as compared to a growth rate of 4.4%, 7.9% and 6.5% for the years ended March 31, 2015, 2014 and 2013, respectively. The decrease in bank loans to the private sector was mainly driven by lower local and foreign private investment as a result of few improvements in social indicators such as security and crime incidence.

Critical Accounting Policies under IFRS

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The notes to our Annual Financial Statements contain a summary of our significant accounting policies. The following discussion describes those areas that require considerable management judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. For more information, see Note 2 to our Annual Financial Statements.

Measurement of Financial Instruments

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established control framework with respect to the measurement of fair values, using valuation models according to the fair value hierarchy (Level 1, Level 2 or Level 3), reflecting the degree of subjectivity of the models and their inputs.

We use valuation techniques such as net present value and discounted cash flow models, comparison with similar instruments for which observable market prices and other valuation models exist. Our assumptions include risk-free interest rates; reference interest rates; credit spreads and other premiums for determining discount rates; bonds and equity prices; foreign exchange rates; equity and equity index prices; and expected price volatilities and correlations.

The objective of valuation techniques is to arrive at a fair-value measurement that reflects the price that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants as of the measurement date.

Our financial assets and liabilities measured at fair value are interest-rate swaps and futures contracts used for economic hedging purposes. The rest of our financial assets and liabilities are not recognized at fair value.

Our loan portfolio and our investments in debt securities are measured at amortized cost, as we maintain the positions to collect principal and interest. Amortized cost requires an estimation of the recoverability of contractual cash flows. Revenue is recognized using the effective interest method.

Recognition of Insurance Contracts

We record our insurance contracts when issued and recognize our insurance premium income based on the coverage of the insurance provided. The unearned premium reserve represents the portion of premiums issued with respect to the unearned insurance coverage period. In the case of life insurance, premiums are recognized as income upon being issued.

Impairment of Financial Assets

For each reporting period, we define an asset as impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that such loss event has had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

To assess allowance for loan losses and other receivables, we use an individual approach and a collective approach, depending on the level of significance of the loans and other receivables. Loans and other accounts receivable not individually significant are assessed collectively for potential impairment by grouping items with similar risk characteristics. Individually significant loans and other accounts receivable are assessed for potential specific impairment.

Measurement of Defined-Benefit Obligations

We recognize as benefit obligations all defined employee liabilities relating to defined-benefit plans, short-term benefits and termination benefits.

In the case of defined-benefit plans, we recognize not only our legal obligation under the formal term, but also any constructive obligation that arises from our optional practices. We measure our net obligation in respect of defined-benefit plans by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets are deducted.

Regarding short-term benefits, we measure these on an undiscounted basis and they are expensed as the related services are provided, considering current wages. This liability is recognized as the amount expected to be paid under short-term cash and includes mainly wages and salaries, bonuses, paid absences, vacations, vacation bonuses and incentives to pay this amount as a result of past services provided by the employee, and the obligation can be estimated reliably.

With respect to termination benefits, these liabilities are recognized as an expense when we are committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary termination. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Deferred Tax

We account for deferred tax under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between such values. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to temporary differences when recovered or settled in each of the jurisdictions where our subsidiaries operate, based on laws enacted or substantially enacted as of the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which such can be reversed. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized.

Goodwill and Intangible Assets with Undefined Useful Life

We measure goodwill according to the value determined in accordance with the purchase price less accrued impairment losses. Goodwill is subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

We measure intangible assets with an undefined useful life at cost and subsequently subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

Recent Accounting Pronouncements

None of the standards and interpretations applicable to annual periods started on or after April 1, 2013 is expected to have an effect on our financial statements, except for IFRS 9 “Financial Instruments,” which is mandatory for our financial statements beginning on January 1, 2018, as well as IFRS 15 “Revenue from Contracts with Customers,” mandatory for our financial statements as of January 1, 2017, which introduces the new revenue model and might change its recognition. The extent of the impact of these two rules has not been determined.

Principal Line Items in Consolidated Income Statements

Below is a description of certain significant line items from our consolidated income statements.

Interest income: includes interest from investment securities; interest from loans and advances to customers; income from financial derivatives; interest from accounts receivable; and interest from cash and cash equivalents deposits in other banks.

Interest expense: includes interest paid on deposits from customers (demand, time and savings deposits); loans obtained from other financial institutions (interbank loans, including securitized loans and trade and working capital lines of credit in foreign currency); financial obligations (local- and foreign-currency bond issuances); other obligations (subordinated liabilities); and financial derivatives expense.

Loan impairment charges: determined by estimating potential losses that the company might experience due to credit risk. Loan impairment charges represents the amount estimated to be lost and is treated as an expense in our financial statements. For more information regarding “credit risk,” see Note 5 to our Annual Financial Statements.

Net fee and commission income: includes (a) fee and commission income from bank services, leasing services, account handling, gain on foreign exchange transactions, trading in securities, legal services, maintenance services, storage services, tax collections, mobile banking (BiMóvil), electronic billing, rejected checks and price differences in repurchase of government securities; and (b) fee and commission expense for protection fund contributions, expenses for assistance for property and casualty, other services, additional benefits, loans obtained, trading in securities, collections, loss on foreign exchange transactions, price differences in repurchases of government securities, commission expenses for deposits from customers, uncollected income and commissions.

Net premium income: result of premiums earned, net of technical reserves, minus the acquisition and renewal costs, minus expenses for insurance claims. Premiums earned include premiums on life, group life and property and casualty plans, direct insurance and reinsurance. Acquisition and renewal cost includes insurance agents’ commissions, as well as satellite localization services, extraordinary commissions for supervisors and agents, bonus and prizes, fees, inspection and risk costs, vehicle assistance and reinsurance. Expenses for insurance claims includes claims for life insurance, group plans, and property and casualty.

Operating and administrative expenses: includes personnel costs, administrative expenses and rent expenses. Personnel costs includes wages and salaries, bonuses, employer contributions, severance payments, vacation bonuses, extraordinary salaries, transportation and training. Administrative expenses includes non-income taxes and dues, depreciation, professional fees, marketing and advertising, security and monitoring, repairs and maintenance, utilities, amortizations, communications, insurance premiums and bonding, stationery and office supplies and courier. Rent expenses includes property rentals, equipment and fixtures and certain other rental expenses.

Other operating income, net: includes income from the sale of foreclosed assets, selling of property, recoveries, gain on selling of equity securities, dividends and foreign exchange differences. It also includes expenses from losses on selling of equity securities, extraordinary expenses and participation in reinsurance recoveries.

Income tax: subsidiaries based in Guatemala may elect between the two tax regimes in order to determine their current income tax. Certain of our subsidiaries, including Banco Industrial, Seguros El Roble and Fianzas El Roble (our surety company) adopted the tax regime for profitable activities, which provides for a 31% rate applicable to taxable income on profitable activities for the period from January 1 to December 31, 2013. As of January 1, 2014, the statutory tax rate began a gradual decrease from 31% to 28%. Additionally, computed capital income and capital gains are taxed at the rate of 10%. Certain of our other subsidiaries, including Westrust, Cotecnica and Financiera Industrial adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre ingresos de actividades lucrativas) (the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q.30,000 and 6% for gross revenues in excess of said amount.

Honduran entities pay income taxes at the rate of 25% on adjusted taxable income before taxes. Additionally, entities whose income exceed L.1,000,000 are required to pay 5% of the net taxable income under local GAAP.

Salvadoran entities pay income taxes at the rate of 30% on adjusted taxable income before taxes under local GAAP.

Results of Operations for the Six-Month Period Ended September 30, 2015 Compared to the Six-Month Period Ended September 30, 2014

The following table shows the principal components of our consolidated income statement for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)	(%)
	(US$ in millions)
CONSOLIDATED INCOME STATEMENTS
Interest income	432.2	400.2	32.0	8.0
Interest expense	(204.5)	(189.2)	(15.3)	8.1

Net interest income	227.7	211.0	16.7	7.9

Loan impairment charges	(20.7)	(28.7)	8.0	(27.9)

Net interest income after provisions	207.0	182.3	24.7	13.5
Fee and commission income	104.8	84.3	20.5	24.3
Fee and commission expense	(17.8)	(14.4)	(3.4)	23.6

Net fee and commission income	87.0	69.8	17.2	24.6

Premiums earned, net of technical reserves	107.4	107.7	(0.3)	(0.3)
Acquisition and renewal costs	(55.9)	(55.2)	(0.7)	1.3
Expenses for insurance claims	(34.4)	(35.8)	1.4	(3.9)

Net premium income	17.1	16.7	0.4	2.4

Profit for banking and insurance operations	311.1	268.8	42.3	15.7
Operating and administrative expenses	(191.9)	(168.4)	(23.5)	14.0
Other operating income, net	5.5	2.0	3.5	175.0

Profit before tax	124.6	102.5	22.1	21.6
Income tax	(21.0)	(18.4)	(2.6)	14.1

Profit for the period	103.7	84.0	19.7	23.5

An analysis of the components set forth in the foregoing table follows.

Interest Income

The following table presents the components of our interest income for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	307.9	279.4	28.5	10.2
Investment securities	122.7	119.0	3.7	3.1
Financial derivatives income	0.6	0.8	(0.2)	(25.0)
Accounts receivable	0.8	0.9	(0.1)	(11.1)
Cash and cash equivalents	0.2	0.2	0.0	0.0

Total interest income	432.2	400.2	32.0	8.0

Interest income increased 8.0% to US$432.2 million for the six-month period ended September 30, 2015 from US$400.2 million for the corresponding period in 2014, primarily due to higher average balances of our interest-earning assets, which increased by US$l,022.0 million, or 10.3%. The total increase in interest income was mainly due to a US$28.5 million, or 10.2%, increase in interest from loans and advances to customers and to a US$3.7 million, or 3.1%, increase in interest on investment securities, partially offset by a US$0.2 million decrease in interest income from financial derivatives and a US$0.1 million decrease in interest income from accounts receivable.

Interest on our loan portfolio increased by US$28.5 million, or 10.2%, for the six-month period ended September 30, 2015 compared to the corresponding period in 2014, with contributions from our commercial and retail banking segments of US$14.8 million and US$13.6 million, respectively. The increase in interest on loans was primarily due to a higher average balance, which increased by US$808.0 million, or 12.3%, for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014. The increase in the average balance of loans for the six-month period ended September 30, 2015 accounted for a US$28.9 million increase in interest income, while a decrease in the nominal average rate on our loan portfolio, to 8.4% for the six-month period ended September 30, 2015 from 8.5% for the corresponding period in 2014, accounted for a US$0.5 million decrease in interest income. The decrease in interest income related to a lower nominal average rate was mainly due to an increasingly competitive market, with a lower weighted average interest rate paid on foreign currency assets, mainly in the Guatemalan banking industry, which was 5.9% as of September 30, 2015, 6.0% as of March 31, 2015, 6.1% as of September 30, 2014 and 6.1% as of March 31, 2014.

Interest on investment securities increased US$3.7 million, or 3.1%, for the six months ended September 30, 2015 compared to the corresponding period in 2014, due to a higher average balance. Our treasury segment was the main contributor to growth in interest income from investment securities with a US$3.9 million increase for the six months ended September 30, 2015 compared to the corresponding period in 2014, which was partially offset by a decrease of US$0.1 million in interest income from investment securities in our insurance segment. A 3.4% increase in the average balance of investment securities contributed to a US$4.7 million increase in interest income. The increase in average balance of our investment securities mainly occurred in our local currency-denominated investments, which increased by US$126.0 million, or 6.0%. This increase in interest on investment securities was offset by a decrease of the nominal average rate, which dropped to 7.6% for the six-month period ended September 30, 2015 as compared to 7.7% for the corresponding period in 2014, accounting for a US$0.9 million decrease in interest income. The decrease in the nominal average rate was predominantly in our foreign currency-denominated investments, whose nominal average rate decreased to 8.1% for the six-month period ended September 30, 2015 from 10.1% for the corresponding period in 2014, mainly as a result of lower interest rates on the renewal of certain investment securities held by our subsidiary Banpaís, in Honduras.

Interest Expense

The following table presents the components of our interest expense for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	124.7	115.3	9.4	8.2
Loans obtained	48.5	44.1	4.4	10.0
Financial obligations	21.2	19.9	1.3	6.5
Other obligations	9.6	9.8	(0.2)	(2.0)
Financial derivatives expense	0.5	0.2	0.3	150.0

Total Interest expense	204.5	189.2	15.3	8.1

Interest expense increased 8.1% to US$204.5 million for the six-month period ended September 30, 2015 from US$189.2 million for the corresponding period in 2014, primarily due to the higher average balance of our total interest bearing liabilities, which increased by US$1,198.9 million, or 11.7%, for the six-month period ended September 30, 2015 compared to the corresponding period in 2014. The increase in interest expense for the six-month period ended September 30, 2015 compared to the corresponding period in 2014 was mainly due to a US$9.4 million increase in interest expense for depositary obligations, a US$4.4 million increase in interest expense for loans obtained and to a US$1.3 million increase in interest expense for financial obligations.

Interest expense from deposits from customers increased by US$9.4 million, or 8.2%, for the six-month period ended September 30, 2015 compared to the corresponding period ended September 30, 2014, mainly due to higher average volume. The main contributor to the growth in average volume of deposits from customers was the higher average volume of deposits from customers in our retail banking segment, which increased by US$235.2 million, or 13.9%. Interest expense attributed to our retail banking segment is directly related to deposits from individual clients while interest expense attributable to our commercial banking segment is related to deposits from our corporate and SME clients. Any surplus or deficit in the funding obtained by our retail and commercial banking segments is allocated by our treasury segment to ensure that each banking segment will be capable of covering funding needs for its lending activities. The increase in the average volume of deposits from clients in our retail banking segment was mainly due to our efforts to participate more actively in the individual and consumer markets, which allowed us to obtain a more diversified funding mix.

The higher average volume of deposits accounted for US$9.4 million of the increase in interest expense, principally due to the higher average volume of our term deposits, which increased to US$3,375.4 million for the six-month period ended September 30, 2015 from US$3,130.0 million for the corresponding period in 2014, accounting for US$7.3 million of the increase in interest expense attributable to the higher average volume of deposits. The nominal average rate for deposits from customers remained stable at 3.1% for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014, resulting in no impact on interest expense.

Interest expense from loans obtained increased by US$4.4 million, or 10.0%, for the six-month period ended September 30, 2015 compared to the corresponding period in 2014, mainly due to a higher average volume. Our commercial banking segment was the largest contributor to growth in interest expense from loans obtained with a US$5.2 million increase, which was partially offset by US$0.6 million decrease in our treasury segment, which allocates the balances of loans obtained. A 20.0%, or US$445.1 million, increase in the average volume of loans obtained accounted for US$8.1 million of the increase in interest expense, while a decrease in the nominal average rate, from 4.0% for the six months ended September 30, 2014 to 3.6% for the corresponding period in 2015, accounted for a US$3.6 million decrease in interest expense.

Interest expense from financial obligations increased by US$1.3 million, or 6.5%, mainly due to a higher average volume. An 11.9% increase in the average volume of financial obligations accounted for US$2.3 million increase in interest expense, while a decrease in the nominal average rate, from 7.4% for the six-month period ended September 30, 2014 to 7.1% for the corresponding period in 2015 accounted for a US$1.0 decrease in interest expense.

Net interest margin for the six-month period ended September 30, 2015 decreased to 4.1% compared to 4.2% for the corresponding period in 2014, primarily as a result of the decrease in net interest margin of our foreign currency-denominated assets to 5.7% for the six-month period ended September 30, 2015 from 6.0% for the corresponding period in 2014.

Loan Impairment Charges

The following table presents our loan impairment charges, our NPL ratio, our coverage ratio and our allowances for loan losses for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions except percentages)
Loan impairment charges	(20.7)	(28.7)	8.0	(27.9)
NPL ratio	1.4%	1.4%
Coverage ratio	82.4%	81.7%
Allowance for loan losses	84.6	75.2

Loan impairment charges decreased 27.9% to US$20.7 million for the six-month period ended September 30, 2015 from US$28.7 million for the corresponding period in 2014. The decrease in loan impairment charges was mainly due to a lower incurred loss booked in allowance for loan losses, which during the six-month period ended September 30, 2015 was US$22.0 million, as compared to the US$32.2 million during the six-month period ended September 30, 2014.

The main contributor to the decrease in loan impairment charges was our commercial banking segment with a US$5.5 million decrease, mainly as a result of the lower incurred losses booked in allowance for loan losses in the commercial banking segment during the six-month period ended September 30, 2015, which was US$7.5 million net of reversal of provisions, as compared to the US$13.0 million net of reversal of provisions during the six-month period ended September 30, 2014. Our commercial banking segment maintained a high quality loan portfolio, with an NPL ratio of 0.8% as of September 30, 2015. For the six-month period ended September 30, 2015 our commercial banking segment recorded US$7.5 million in loan impairment charges, representing a 36.2% of total loan impairment charges, while as of September 30, 2015 our commercial banking segment loan portfolio represented 74.2% of our total loans.

Our retail banking segment contributed with a US$2.5 million decrease in loan impairment charges, mainly as a result of the lower incurred loss booked in allowance for loan losses in the retail banking segment during the six-month period ended September 30, 2015, which was US$13.2 million net of reversal of provisions, as compared to the US$15.7 million net of reversal of provisions during the six-month period ended September 30, 2014. Even though the retail banking segment is an attractive sector due to higher interest margins as compared to the commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.9% (2.2% for consumer loans, 2.4% for microfinance, and 3.5% for mortgage loans), all as of September 30, 2015. For the six-month period ended September 30, 2015 our retail banking segment had US$13.2 million in loan impairment charges, representing 63.8% of our total loan impairment charges, while as of September 30, 2015 our retail banking segment loan portfolio represented only 25.8% of our total loans.

The balance of our NPL increased 11.5% to US$102.6 million for the six-month period ended September 30, 2015 from US$92.0 million for the corresponding period in 2014, while our total loans increased to US$ 7,490.0 million for the six-month period ended September 30, 2015 from US$6,739.0 million for the corresponding period in 2014. As a result, our NPL ratio remained stable at 1.4% for the six-months ended September 30, 2015 and 2014.

Allowances for loan losses increased 12.5% to US$84.6 million for the six-month period ended September 30, 2015 from US$75.2 million for the corresponding period in 2014 as a result of lower charge-offs during the six-month period ended September 30, 2015, which decreased to US$20.7 million from US$28.7 million for the corresponding period in 2014. This increase of 12.5% in allowances for loan losses in combination with the increase of 11.5% in the balance of our NPL explained above, resulted in an increase in our NPL coverage ratio to 82.4% for the six-month period ended September 30, 2015 from 81.7% for the corresponding period in 2014.

Fee and Commission Income

The following table presents the components of our fee and commission income for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Fee and commission income
Commissions	41.5	36.2	5.3	14.6
Bank services	15.0	12.0	3.0	25.0
Leases	11.4	9.8	1.6	16.3
Account handling	6.4	5.9	0.5	8.5
Gain on foreign exchange transactions	11.8	9.2	2.6	28.3
Trading in securities	0.8	0.8	0.0	0.0
Legal services	2.4	2.6	(0.2)	(7.7)
Maintenance	0.4	0.3	0.1	33.3
Other(1)	14.9	7.3	7.6	104.1

Total fee and commission income	104.8	84.3	20.5	24.3

(1)	Other includes fees and commissions from health-care services, storage, tax collections, mobile banking (BiMóvil), electronic billing, rejected checks, and price differences in repurchase of government securities.

Fee and commission income increased 24.3% to US$104.8 million for the six-month period ended September 30, 2015 from US$84.3 million for the corresponding period in 2014, primarily as a result of an increase of US$7.6 million in other fees and commissions, an increase of US$5.3 million in commissions, an increase of US$3.0 million in bank services, an increase of US$2.6 million in gain on foreign exchange transactions, an increase of US$1.6 million in leases and an increase of US$0.5 million in account handling.

The increase in other fees and commissions by US$7.6 million, or 104.1%, was mainly as a result of US$6.0 million increase of fee income from health-care services as a result of the inclusion of this business after our acquisition of Grupo Sermesa in September 2014, as well as a result of an increase of US$0.6 million in fees from third-party collections, an increase of US$0.4 million in price differences in the repurchase of government securities, an increase of US$0.2 million in fees from BiMóvil and an increase of US$0.2 million in fees from storage services.

The increase in commissions to US$41.5 million for the six-month period ended September 30, 2015 from US$36.2 million for the corresponding period in 2014 is in line with the growth of our business, most notably the growth in our loan portfolio, which increased 11.1% to US$7,490.0 million as of September 30, 2015 from US$6,739.0 million as of September 30, 2014.

The increase in bank services to US$15.0 million for the six-month period ended September 30, 2015 from US$12.0 million for the corresponding period in 2014 was principally due to a higher average balance of deposits from customers predominantly from our retail banking segment, which increased by US$235.2 million, or 13.9%, for the six-month period ended September 30, 2015, compared to the corresponding period in 2014.

Gain on foreign exchange transactions increased by US$2.6 million, or 28.3%, mainly as a result of increased operations on the foreign exchange desk by our subsidiary Banco Industrial, in Guatemala.

The increase in leases to US$11.4 million for the six-month period ended September 30, 2015 from US$9.8 million for the corresponding period in 2014 was principally due to higher leasing operations by our subsidiary Leasing Solution, S.A. in Guatemala.

Fee and Commission Expense

The following table presents the components of our fee and commission expense for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Fee and commission expenses
Protection fund contributions	7.2	6.3	0.9	14.3
Assistance for property and casualty and other	6.6	5.9	0.7	11.9
Other services expense	0.1	0.2	(0.1)	(50.0)
Additional benefits	1.0	0.9	0.1	11.1
Trading in securities	0.5	0.4	0.1	25.0
Other(1)	2.5	0.8	1.7	212.5

Total fee and commission expenses	17.8	14.4	3.4	23.6

(1)	Other includes fee and commission expenses from collections, loss on foreign exchange transactions, price differences in repurchase of government securities, deposits from customers, uncollected income, other commissions and loans obtained.

Fee and commission expense increased 23.6% to US$17.8 million for the six-month period ended September 30, 2015 from US$14.4 million for the corresponding period in 2014, primarily due to an increase of US$1.7 million in other fee and commission expenses, an increase of US$0.9 million in protection fund contributions, an increase of US$0.7 million in assistance for property and casualty, an increase of US$0.1 million in additional benefits and an increase of US$0.1 million in trading in securities, which was partially offset by a decrease of US$0.1 million in other services expense.

The US$1.7 million increase in other fee and commissions expenses was mainly as a result of a US$1.2 million increase in loss on foreign exchange transactions primarily related to operations of our foreign exchange desk as a result of an appreciation in the foreign exchange rate in Guatemala during the six months ended September 30, 2015.

The US$0.9 million increase in the protection fund contributions was a result of an increase of US$694.0 million, or 9.6%, in our average balance of customer deposits as of September 30, 2015 as compared to the deposit base as of September 30, 2014. The protection fund contribution is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to local banking regulators as a percentage of total deposits.

The US$0.7 million increase in assistance for property and casualty and other was a result of higher expenses related to claims in our property and casualty insurance business.

The US$0.1 million increase in additional benefits expenses for the six-month period ended September 30, 2015 compared to the corresponding period in 2014 was due to higher expenses for benefits of our deposit accounts as a result of the higher average balance of deposits from customers, which as of September 30, 2015 was US$7,923.8 million as compared to US$7,229.8 million as of September 30, 2014, an increase of US$ 694.0 million, or 9.6%, mainly as a result of an increase in deposits as a result of changes in the competitive landscape, which benefited our subsidiary Banco Industrial in Guatemala.

The US$0.1 million decrease in other services expense was a result of a decrease in commissions paid for obtaining short-term financing for Banpaís, which decreased due to improved financing terms.

Fee income ratio for the six-month period ended September 30, 2015 increased to 28.0% as compared to 26.0% for the corresponding period in 2014, primarily as a result of a higher fee and commission income, which increased by US$17.2 million, or 24.6%.

Net Premium Income

The following table presents the components of our net premium income for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Premiums earned, net of technical reserves	107.4	107.7	(0.3)	(0.3)
Acquisition and renewal costs	(55.9)	(55.2)	(0.7)	1.3
Expenses for insurance claims	(34.4)	(35.8)	1.4	(3.9)

Net premium income	17.1	16.7	0.4	2.4

Premiums earned, net of technical reserves decreased by US$0.3 million, or 0.3%, for the six-month period ended September 30, 2015 compared to the corresponding period in 2014, mainly as a result of a decrease in premiums written in Guatemala, specifically in premiums for damages in property and casualty, which decreased by US$5.0 million for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014. The decrease in premiums from property and casualty in Guatemala was mainly due to a reinsurance contract in which Seguros El Roble ceded property and casualty premiums to the reinsurer in order to manage risk. The decrease in premiums written was partially offset by a US$4.4 million increase in premiums from group life and group health and by a US$0.3 million increase in premiums from surety bonds, both in Guatemala.

Technical reserves are constituted on a pro-rata basis of premiums written. Changes in the percentage of reserves in relation to premiums written are explained by the maturing of policies and changes in reinsurance programs over time.

Acquisition and renewal costs increased 1.3% to US$55.9 million for the six-month period ended September 30, 2015 from US$55.2 million for the corresponding period in 2014. The main cost under acquisition and renewal costs was our reinsurance program, mainly related to risk management. Additionally, acquisition and renewal costs also included brokerage commissions, sales incentives, advertising expenditures, risk inspection costs and vehicle-assistance programs. The increase in acquisition and renewal cost was mainly as a result of higher reinsurance ceded by US$2.0 million, or 4.0%, to US$52.6 million for the six-month period ended September 30, 2015 compared to US$50.6 million for the same period in 2014. The increase in acquisition and renewal cost was partially offset by lower commissions paid to insurance brokers by US$1.3 million, or 10.4%, to US$10.6 million for the six-month period ended September 30, 2015 compared to US$11.9 million for the same period in 2014.

Expenses for insurance claims decreased 3.9% to US$34.4 million for the six-month period ended September 30, 2015 from US$35.8 million for the corresponding period in 2014. Expenses for insurance claims included recoveries from reinsurance ceded and expenditures for claims in health insurance, group life insurance, and property and casualty insurance. The decrease in expenses for insurance claims was mainly as a result of higher recoveries from claims in reinsurance ceded by US$6.4 million, or 41.0%, to US$22.0 million for the six-month period ended September 30, 2015 compared to the same period in 2014. The decrease in expenses for insurance claims was partially offset by higher expenses from contractual obligations by US$5.1 million, or 9.9%, to US$56.4 million for the six-month period ended September 30, 2015 compared to US$51.3 million for the same period in 2014, related to claims in the insurance for property and casualty and health insurance in the ordinary course of business.

Operating and Administrative Expenses

The following table presents the components of our operating and administrative expenses for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Operating and administrative expenses
Personnel costs	91.1	80.0	11.1	13.9
Administrative expenses	94.6	82.5	12.1	14.7
Rent expenses	6.2	5.9	0.3	5.1

Total operating and administrative expenses	191.9	168.4	23.5	14.0

Operating and administrative expenses increased 14.0% to US$191.9 million for the six-month period ended September 30, 2015 from US$168.4 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to a US$12.1 million increase in administrative expenses and to a US$11.1 million increase in personnel costs.

The increase in administrative expenses was due to a US$5.6 million increase in professional fees, to a US$2.5 million increase in taxes and dues, to a US$1.9 million increase in depreciations and amortizations and to a US$1.9 million increase in marketing and advertising. The increase in professional fees was mainly related to the hiring of external advisors in different fields such as technical and risk assessment, and for specific advice regarding loan transactions in sectors such as energy and telecommunications in our corporate finance lending business. The increase in taxes and dues is mainly related to taxes paid by our subsidiaries under the optional simplified tax regime based on gross revenues. The increase in depreciations and amortizations, as well as the increase in marketing and advertising, were in line with the increase in our operations in the normal course of business.

Personnel costs increased 13.9%, from US$80.0 million for the six-month period ended September 30, 2014 to US$91.1 million for the six-month period ended September 30, 2015, primarily due to a US$7.1 million increase in wages and salaries, a US$1.5 million increase in employer dues, a US$0.9 million increase in bonuses and a US$0.6 million increase in vacation bonus. The increase in wages and salaries as well as the increase in bonus and vacation bonus were due to a non-recurring increase in employees as a result of the acquisition and incorporation of the Grupo Sermesa hospital group in Guatemala. As of September 30, 2015 we had 12,483 employees in total, with a US$7,299.1 average semi-annual personnel cost, compared to 11,678 employees in total with a US$6,849.6 average semi-annual personnel cost as of September 30, 2014.

For more information on the breakdown of our operating and administrative expenses, see Note 19 to our Interim Financial Statements.

Our efficiency ratio for the six-months ended September 30, 2015 was 53.1%, compared to 52.0% for the corresponding period in 2014. The higher efficiency ratio for the six months ended September 30, 2015 was a result of higher operating and administrative expenses before depreciations and amortizations which increased by US$21.6 million or, 14.0%, while our profit for banking and insurance operations before loan impairment charges increased by US$34.3 million, or 11.5%.

Other Operating Income, Net

Other operating income, net increased 175.0% to US$5.5 million for the six months ended September 30, 2015 from US$2.0 million for the corresponding period in 2014. The increase in other operating income, net was mainly due to a US$3.5 million increase in income from the sale of foreclosed assets, a US$2.8 million increase in recoveries of written-off loans, a US$0.7 million increase in income from foreign exchange transactions, and a US$0.3 million increase in recoveries of assets in the insurance business. The increase in other operating income, net was partially offset by a US$4.2 million increase in expenses related to our medical subsidiaries.

Profit Before Tax

Profit before tax increased 21.6% to US$124.6 million for the six-month period ended September 30, 2015 from US$102.5 million for the corresponding period in 2014, primarily as a result of higher net interest income after provisions, which increased US$24.7 million, or 13.5%, for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014, and as a result of higher net fee and commission income, which increased by US$17.2 million, or 24.6%, for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014.

Income Tax

Our income tax expense increased to US$21.0 million, or 14.1%, for the six-month period ended September 30, 2015 from US$18.4 million for the corresponding period in 2014, while an increase in our profit before tax to US$124.6 million, or 21.6%, for the six-month period ended September 30, 2015 from US$102.5 million for the corresponding period in 2014, resulted in an effective tax rate of 16.9% for the six-month period ended September 30, 2015 as compared to 18.0% for the corresponding period in 2014, due to a gradual reduction in the tax rate as a result of tax reform in Guatemala.

Profit for the Period

As a result of the foregoing, our profit for the period increased 23.5% to US$103.7 million for the six-month period ended September 30, 2015 from US$84.0 million for the corresponding period in 2014.

A 14.2% higher average shareholders’ equity of US$1,012.9 million for the six-month period ended September 30, 2015, up from US$887.2 million for the corresponding period in 2014, resulted in a ROAE of 20.5% for the six-month period ended September 30, 2015, compared to 18.9% for the corresponding period in 2014.

An 11.8% higher average total assets of US$13,051.4 million for the six-month period ended September 30, 2015, up from US$11,677.2 million for the corresponding period in 2014, resulted in a ROAA of 1.6% for the six-month period ended September 30, 2015, compared to 1.4% for the corresponding period in 2014.

Results of Operations by Segment

Results of Operations by Segment for the Six-Month Period Ended September 30, 2015 Compared to the Six-Month Period Ended September 30, 2014

The following table presents the income statement data for each of our reportable operating segments (see Note 6 to our Interim Financial Statements), including eliminations of inter-segment revenue and unallocated amounts, for the six-month periods ended September 30, 2015 and 2014.

	Commercial Banking		Retail Banking		Treasury		Insurance		Corporate and Eliminations(1)
	For the six-months ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)
Interest income	177.4	162.6	130.4	116.8	120.4	116.7	3.9	4.1	0.0	0.0
Interest expense	(85.2)	(79.3)	(33.4)	(29.0)	(85.9)	(80.8)	0.0	0.0	0.0	0.0

Net interest income	92.2	83.3	97.0	87.8	34.5	35.9	3.9	4.1	0.0	0.0
Loan impairment charges	(7.5)	(13.0)	(13.2)	(15.7)	0.0	0.0	0.0	0.0	0.0	0.0
Fee and commission income, net and other operating income, net	29.1	22.3	45.0	37.6	0.7	0.4	1.4	2.6	16.2	8.9
Premiums earned, net of technical reserves	0.0	0.0	0.0	0.0	0.0	0.0	107.4	107.7	0.0	0.0
Acquisition and renewal costs	0.0	0.0	0.0	0.0	0.0	0.0	(55.9)	(55.2)	0.0	0.0
Expenses for insurance claims	0.0	0.0	0.0	0.0	0.0	0.0	(34.4)	(35.8)	0.0	0.0

Net premium income	0.0	0.0	0.0	0.0	0.0	0.0	17.1	16.7	0.0	0.0
Operating and administrative expenses	(43.1)	(40.0)	(86.0)	(77.5)	(17.2)	(14.3)	(13.7)	(12.9)	(31.9)	(23.6)

Profit before tax	70.8	52.6	42.9	32.2	18.0	22.0	8.7	10.4	(15.7)	(14.7)

(1)	Corporate and eliminations corresponds to expenses of Bicapital, elimination of intercompany transactions, and certain other unallocated amounts.

An analysis of the components by segment set forth in the foregoing table follows.

Commercial Banking

Interest Income

The following table presents the components of interest income in our commercial banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	177.4	162.6	14.8	9.1

Total interest income	177.4	162.6	14.8	9.1

Interest income increased by US$14.8 million, or 9.1%, to US$177.4 million for the six-month period ended September 30, 2015 from US$162.6 million for the corresponding period in 2014, primarily due to a higher average balance. Interest income in our commercial banking segment largely consisted of interest income from our commercial loan portfolio (including both commercial and SME clients).

A 11.7% or US$552.4 million increase in the average balance of loans and advances to customers contributed a US$17.6 million increase in interest income, while a decrease in the nominal average rate to 6.7% for the six-month period ended September 30, 2015 from 6.9% for the corresponding period in 2014 contributed a US$2.7 million decrease in interest income. The decrease in interest income related to the lower nominal average rate was mainly due to an increasingly competitive market, with a lower weighted average interest rate paid on our foreign currency portfolio, which decreased to 6.3% for the six-month period ended September 30, 2015 from 6.6% for the corresponding period in 2014.

Interest Expense

The following table presents the components of interest expense in our commercial banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	41.2	41.4	(0.2)	(0.5)
Loans obtained	29.9	24.7	5.2	21.1
Financial obligations	8.1	7.7	0.4	5.2
Other obligations	6.1	5.6	0.5	8.9

Total interest expense	85.2	79.3	5.9	7.4

Interest expense increased 7.4% to US$85.2 million for the six-month period ended September 30, 2015 from US$79.3 million for the corresponding period in 2014. The increase in interest expense for the six-month period ended September 30, 2015 was principally due to a US$5.2 million increase in interest expense from loans obtained, a US$0.5 million increase in interest expense from other obligations and a US$0.4 million increase in interest expense from financial obligations.

A 32.5% increase in the total average balance of loans obtained accounted for a US$7.3 million increase in interest expense from loans obtained, while a decrease in the nominal average rate to 3.6% for the six-month period ended September 30, 2015, from 3.9% for the corresponding period in 2014, accounted for a US$2.2 million decrease in interest expense from loans obtained.

A 9.3% increase in the total average balance of other obligations accounted for a US$0.5 million increase in interest expense, while the nominal average rate remained stable at 8.4% for the six-month period ended September 30, 2015 and for the corresponding period in 2014, resulting in no impact on the increase in interest expense.

A 18.0% increase in the total average balance of financial obligations accounted for a US$1.2 million increase in interest expense, while a decrease in the nominal average rate to 7.2% for the six-month period ended September 30, 2015, from 8.1% for the corresponding period in 2014, accounted for a US$0.8 million decrease in interest expense.

Net interest margin for the six-month period ended September 30, 2015 remained stable at 3.5% as compared to the corresponding period in 2014, primarily as a result of a 11.7% higher average balance of interest-earning assets, while the net interest income increased by 10.8%.

Loan Impairment Charges

The following table presents the loan impairment charges in our commercial banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Loan impairment charges	(7.5)	(13.0)	5.5	(42.3)

Loan impairment charges decreased 42.3% to US$7.5 million for the six-month period ended September 30, 2015 from US$13.0 million for the corresponding period in 2014. The decrease in loan impairment charges was principally due to a lower incurred loss booked in allowance for loan losses in commercial loans that led to a lower creation of allowances for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014.

Our commercial banking segment maintained a high quality loan portfolio, with an NPL ratio of 0.8% as of September 30, 2015. For the six-month period ended September 30, 2015 our commercial banking segment recorded US$7.5 million in loan impairment charges, representing 36.2% of total loan impairment charges, while as of September 30, 2015 our commercial banking segment loan portfolio represented 74.2% of our total loans.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our commercial banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Leasing	8.5	7.3	1.2	16.4
Gain on foreign exchange transactions	7.4	5.7	1.7	29.8
Commissions	8.6	7.9	0.7	8.9
International wire transfers	0.6	0.5	0.1	20.0
Recoveries	1.5	0.5	1.0	200.0
Foreclosed assets	0.0	(0.1)	0.1	(100.0)
Syndicated loans	1.7	0.8	0.9	112.5

Other(1)	0.8	(0.3)	1.1	(366.7)

Fee and commission income, net and other operating income, net	29.1	22.3	6.8	30.5

(1)	Other includes fee and commission income from third-party collections, credit card services, account handling, legal services and rejected checks; fee and commission expense from additional benefits and protection fund contributions; and other operating income from asset sales.

Fee and commission income, net and other operating income, net increased 30.5% to US$29.1 million for the six-month period ended September 30, 2015 from US$22.3 million for the corresponding period in 2014. This increase was principally due to a US$1.7 million increase in income from gain on foreign exchange transactions, a US$1.2 million increase in income from our leasing business, a US$1.1 million increase in other (as described in footnote 1 to the table above), a US$1.0 million increase in recoveries, a US$0.9 million increase in commission from syndicated loans and a US$0.7 million increase in commissions.

The increase in gain on foreign exchange transactions was mainly due to higher volume of operations in our foreign exchange desk, which led to an increase in fee income. The increase in income from our leasing business was mainly due to higher than expected transactions, which led to extraordinary income in this line item. The increase in other was mainly as a result of lower extraordinary operating expenses. The increase in recoveries was mainly due to higher recoveries of commercial written-off loans. The increase in commission from syndicated loans was the result of new syndicated transactions, which led to an increase of 18.7% in the average balance of our U.S. dollar denominated loan portfolio to US$3,759.6 million for the six-month period ended September 30, 2015 compared to US$3,168.3 million for the same period in 2014. The increase in commissions in our commercial banking segment was in the normal course of business.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	23.2	22.0	1.2	5.5
Administrative expenses	18.7	16.9	1.8	10.7
Rent expenses	1.2	1.1	0.1	9.1

Operating and administrative expenses	43.1	40.0	3.1	7.8

Operating and administrative expenses increased 7.8% to US$43.1 million for the six-month period ended September 30, 2015 from US$40.0 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to a US$1.8 million increase in administrative expenses and a US$1.2 million increase in personnel costs.

The increase in administrative expenses was mainly as a result of a US$0.5 million increase in taxes and dues of our subsidiaries under the optional simplified tax regime based on gross revenues, a US$0.6 million increase in amortizations and depreciations related to the growth of our physical infrastructure and our intangible assets, a US$0.4 million increase in advertising of our commercial products and services and a US$0.3 million increase in insurance.

The increase in personnel costs by US$1.2 million was mainly related to higher wages and salaries paid to our employees, which increased by US$1.2 million for the six-month period ended September 30, 2015, as compared to the corresponding period in 2014.

Profit Before Tax

As a result of the foregoing, our commercial banking segment’s profit before tax for the six-month period ended September 30, 2015 increased 34.6% to US$70.8 million from US$52.6 million for the corresponding period in 2014.

For the six-month period ended September 30, 2015, Guatemala contributed US$53.4 million to commercial banking profit before tax, or 75.4%, as compared to US$39.5 million, or 75.1%, for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, Honduras contributed US$15.4 million to commercial banking profit before tax, or 21.8%, as compared to US$10.5 million, or 20.0%, for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, El Salvador contributed US$2.0 million to commercial banking profit before tax, or 2.8%, as compared to US$2.6 million, or 4.9%, for the six-month period ended September 30, 2014.

Retail Banking

Interest Income

The following table presents the components of interest income in our retail banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	130.4	116.8	13.6	11.6

Total interest income	130.4	116.8	13.6	11.6

Interest income increased by US$13.6 million, or 11.6%, to US$130.4 million for the six-month period ended September 30, 2015 from US$116.8 million for the corresponding period in 2014, which was attributable to an increase in interest income from loans and advances to customers. Interest income in our retail banking segment consisted of interest income from our loan portfolio to individual clients and microfinance clients.

A 14.1% increase in the total average balance of loans and advances to customers to US$2,069.5 million for the six-month period ended September 30, 2015 from US$1,813.9 million for the corresponding period in 2014 accounted for a US$16.7 million increase in interest income, while a decrease in the nominal average rate of our loan portfolio from 12.9% for the six-month period ended September 30, 2014 to 12.6% for the six-month period ended September 30, 2015, accounted for a US$3.1 million decrease in interest income. The increase in total average balance of loans and advances to customers was primarily due to higher disbursements in our microfinance business. The decrease in interest income attributable to change in the nominal average rate was mainly due to a lower nominal average rate from our mortgage loan portfolio, which decreased to 9.0% for the six-month period ended September 30 ,2015 from 10.0% for the same period in 2014 as a result of increased competition and lower interest rate environment in Guatemala.

Interest Expense

The following table presents the components of interest expense in our retail banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	30.1	26.3	3.8	14.4
Financial obligations	3.3	2.8	0.5	17.9

Total interest expense	33.4	29.0	4.4	15.2

Interest expense increased 15.2% to US$33.4 million for the six-month period ended September 30, 2015 from US$29.0 million for the corresponding period in 2014. The increase in interest expense was mainly due to a US$3.8 million increase in interest expense from deposits and obligations from customers, which resulted primarily from a higher average balance. The increase in interest expense was also as a result of a US$0.5 million increase in interest from financial obligations.

A 13.9% higher average balance of our total deposits from customers of US$1,928.4 million for the six-month period ended September 30, 2015, compared to US$1,693.2 million for the corresponding period in 2014, accounted for a US$3.4 million increase in interest expenses, while a stable nominal average rate at 3.1% for the six-month periods ended September 30, 2015 and 2014, accounted for a US$0.4 million increase in interest expense.

A 14.0% higher average balance of our financial obligations of US$101.5 million for the six-month period ended September 30, 2015, compared to US$89.1 million for the corresponding period in 2014, accounted for US$0.5 million increase in interest expense, while an increase in the nominal average to 6.6% for the six-month period ended September 30, 2015 from 6.2% for the corresponding period in 2014 accounted for US$0.1 million increase in interest expense.

Net interest margin for the six-month period ended September 30, 2015 decreased to 9.4% as compared to 9.7% for the corresponding period in 2014, primarily as a result of an increase in average balance of interest earning assets by 14.1%, while net interest income increased by 10.5%.
Loan Impairment Charges

The following table presents the loan impairment charges in our retail banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Loan impairment charges	(13.2)	(15.7)	2.5	(15.9)

Loan impairment charges decreased 15.9% to US$13.2 million for the six-month period ended September 30, 2015 from US$15.7 million for the corresponding period in 2014. The decrease in loan impairment charges in our retail banking segment was principally due to the lower incurred loss booked in allowance for loan losses in the retail banking segment during the six-month period ended September 30, 2015, which was US$13.2 million net of reversal of provisions, compared to US$15.7 million net of reversal of provisions during the six-month period ended September 30, 2014.

Even though the retail banking segment is an attractive sector due to higher interest margins as compared to the commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.9% (2.2% for consumer loans, 2.4% for microfinance, and 3.5% for mortgage loans), all as of September 30, 2015. For the six-month period ended September 30, 2015 our retail banking segment had US$13.2 million in loan impairment charges, representing 63.8% of our total loan impairment charges, while as of September 30, 2015 our retail banking segment loan portfolio represented only 25.8% of our total loans.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our retail banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Gain on foreign exchange transactions	6.7	5.6	1.1	19.6
Account handling	6.2	5.7	0.5	8.8
Recoveries	4.4	3.2	1.2	37.5
Commissions	3.4	3.0	0.4	13.3
Family Remittances	3.2	2.7	0.5	18.5
International wire transfers	1.5	0.5	1.0	200.0
BiMóvil	2.1	2.1	0.0	0.0
Rejected checks	1.8	1.8	0.0	0.0
Bank services	2.1	2.8	(0.7)	(25.0)
Foreclosed assets	0.0	(2.2)	2.2	(100.0)
Third-party collections	0.0	0.0	0.0	N/A
Other(1)	13.7	12.5	1.2	9.6

Fee and commission income, net and other operating income, net	45.0	37.6	7.4	19.7

(1)	Other includes fee and commission income from letters of credit, ATMs and debit and card services; fee and commission expense from additional benefits and protection fund contributions; and other operating income from asset sales.

Fee and commission income, net and other operating income, net increased 19.7% to US$45.0 million for the six-month period ended September 30, 2015 from US$37.6 million for the corresponding period in 2014.

The increase was principally due to a US$2.2 million increase in income from the sale of foreclosed assets, a US$1.2 million increase in income from recoveries, a US$1.2 increase in other (as described in footnote 1 to the table above), a US$1.1 million increase in gain on foreign exchange transactions, a US$1.0 million increase in fees from international wire transfers, a US$0.5 million increase in commissions from family remittances, a US$0.5 million increase in fees from account handling, and a US$ 0.4 million increase in commissions.

The increase in commission income from foreclosed assets was a result of higher gains in the sale of foreclosed assets. The increase in recoveries was mainly due to higher recoveries of written-off loans while the increase in other was a result of lower extraordinary operating expenses. The increase in gain on foreign exchange was a result of higher volume of operations on the foreign exchange desk by our subsidiary Banco Industrial in Guatemala. The increase in international wire transfers was a result of an increase in transfer transactions by our international business unit.

The increase in commissions from family remittances was a result of higher family remittances processed through our banking subsidiary, Banco Industrial, in Guatemala. The increase in account handling was mainly due to higher fees charged to our checking accounts, whose consolidated average balance increased by US$329.1 million, or 12.0%, for the six-month period ended September 30, 2015 as compared to the corresponding period in 2014. The increase in commissions was the result of lower expenses related to commissions paid on the management of our loan portfolio, such as commissions for the disbursement of loans, which were reduced in order to maintain our competitiveness in the market.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our retail banking segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	44.7	41.0	3.7	9.0
Administrative expenses	37.5	32.9	4.6	14.0
Rent expenses	3.8	3.7	0.1	2.7

Operating and administrative expenses	86.0	77.5	8.5	11.0

Operating and administrative expenses increased 11.0% to US$86.0 million for the six-month period ended September 30, 2015 from US$77.5 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to US$4.6 million higher administrative expenses and to US$3.7 million higher personnel costs.

The increase in administrative expenses was related to a US$1.4 million increase in advertising of our retail products and services, a US$0.8 million increase in depreciations and amortizations related to our physical infrastructure, a US$1.7 million increase in other administrative expenses and a US$0.2 million increase in taxes and dues of our subsidiaries under the optional simplified tax regime based on gross revenues, while the increase in personnel costs was mainly due to US$3.7 million increase in wages and salaries as a result of our internal policy of increasing salaries every year in order to adjust for inflation and as a result of an increase in the number of personnel.

Profit Before Tax

As a result of the foregoing, our retail banking segment’s profit before tax for the six-month period ended September 30, 2015 increased 33.2% to US$42.9 million from US$32.2 million for the corresponding period in 2014.

For the six-month period ended September 30, 2015, Guatemala contributed US$35.9 million to retail banking profit before tax, as compared to US$27.9 million for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, Honduras contributed US$8.5 million to retail banking profit before tax as compared to US$7.0 million for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, El Salvador contributed US$1.6 million in losses to retail banking profit before tax, as compared to US$2.8 million in losses for the six-month period ended September 30, 2014. Our retail operations in El Salvador contributed a loss as we continue to grow our number of points of service while we seek to further penetrate the Salvadoran retail banking market, because our retail client base is not yet large enough to offset these costs.

Treasury

Interest Income

The following table presents the components of interest income in our treasury segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Investment securities	119.6	115.7	3.9	3.4
Financial derivatives income	0.6	0.8	(0.2)	(25.0)
Cash and cash equivalents	0.2	0.2	0.0	0.0

Total interest income	120.4	116.7	3.7	3.2

Interest income increased by US$3.7 million, or 3.2%, to US$120.4 million for the six-month period ended September 30, 2015 from US$116.7 million for the corresponding period in 2014, mainly as a result of higher interest income from our investment securities. Interest income in our treasury segment consisted primarily of interest income from our investment portfolio, such as short-term placements and corporate and government debt securities.

Interest on investment securities increased by US$3.9 million, or 3.4%, for the six-month period ended September 30, 2015 compared to the corresponding period in 2014, while interest on financial derivatives decreased by US$0.2 million.

A 3.3% increase in the total average balance of investment securities to US$3,143.1 million for the six-month period ended September 30, 2015 from US$3,043.2 million for the corresponding period in 2014, resulted in an increase of US$4.2 million in interest income, while a stable nominal average rate at 7.6% resulted in a decrease of US$0.3 million in interest income.

Interest Expense

The following table presents the components of interest expense in our treasury segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	53.4	47.6	5.8	12.2
Loans obtained	18.7	19.3	(0.6)	(3.1)
Financial obligations	9.8	9.4	0.4	4.3
Other obligations	3.5	4.2	(0.7)	(16.7)
Financial derivatives expense	0.5	0.2	0.3	150.0

Total interest expense	85.9	80.8	5.1	6.3

Interest expense increased 6.3% to US$85.9 million for the six-month period ended September 30, 2015 from US$80.8 million for the corresponding period in 2014. The increase in interest expense for the six-month period ended September 30, 2015 was principally due to a US$5.8 million increase in interest expense from deposits and obligations from customers and to a US$0.4 million increase in interest expense from our financial obligations. This increase in interest expense was mitigated by a decrease of US$0.7 in interest expense from other obligations and a decrease of US$0.6 million in interest expense from loans obtained.

A US$448.8 million, or 15.7%, higher average volume of deposits from customers accounted for US$6.2 million of the increase in interest expense, while a decrease in the nominal average to 3.2% for the six-months ended September 30, 2015 from 3.3% for the corresponding period in 2014 accounted for a US$0.5 million decrease in interest expense.

A US$15.0 million, or 15.6%, lower average volume of other obligations accounted for US$0.6 million of the decrease in interest expense, while a decrease in the nominal average rate to 8.6% for the six-month period ended September 30, 2015 from 8.7% for the six-month period ended September 30, 2014 accounted for US$0.1 million decrease in interest expense.

A decrease in the nominal average rate in our loans obtained, from 4.1% for the six-month period ended September 30, 2014 to 3.9% for the six-month period ended September 30, 2015 accounted for a US$1.4 million decrease in interest expense, while a US$26.0 million, or 2.8%, higher average volume of loans obtained accounted for US$0.7 million increase in interest expense.

Net interest margin for the six-month period ended September 30, 2015 decreased to 2.0% as compared to 2.3% for the corresponding period in 2014, primarily as a result of a decrease in net interest income by 3.8%, while average balance of interest earning assets increased by 5.7%.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our treasury segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,			Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Dividends	1.1	1.6	(0.5)	(31.3)
Trading in securities	0.8	0.8	0.0	0.0
Gain on foreign exchange transactions	1.7	1.9	(0.2)	(10.5)
Price differences in repurchase of government securities	0.7	0.3	0.4	133.3
Recoveries	1.6	1.0	0.6	60.0
Other	(5.3)	(5.2)	(0.1)	1.9

Fee and commission income, net and other operating income, net	0.7	0.4	0.3	75.0

Fee and commission income, net and other operating income, net increased by US$0.3 million to US$0.7 million for the six-month period ended September 30, 2015 from US$0.4 million for the corresponding period in 2014. The increase in fee and commission income, net and other operating income, net was mainly due to a US$0.6 million increase in recoveries as a result of higher recoveries of written off loans and to a US$0.4 million increase in price differences in repurchase of government securities, partially offset by a US$0.5 million decrease in dividends from our investments in equity instruments and a US$0.2 million decrease in gain on foreign exchange transactions.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our treasury segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	1.6	1.4	0.2	14.3
Administrative expenses	15.2	12.3	2.9	23.6
Rent expenses	0.5	0.6	(0.1)	(16.7)

Operating and administrative expenses	17.2	14.3	2.9	20.3

Operating and administrative expenses increased 20.3% to US$17.2 million for the six-month period ended September 30, 2015 from US$14.3 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to a US$2.9 million increase in administrative expenses and to a US$0.2 million increase in personnel costs. The increase in administrative expenses was mainly due to a US$1.5 million increase in professional fees and to a US$1.3 million increase in expenses related to non-income taxes, including property taxes. The increase in personnel costs was mainly due to a US$0.2 million increase in wages and salaries as a result of our internal policy of increasing salaries annually to adjust for inflation.

Profit Before Tax

As a result of the foregoing, our treasury segment’s profit before tax for the six-month period ended September 30, 2015 decreased 18.2% to US$18.0 million from US$22.0 million for the corresponding period in 2014.

For the six-month period ended September 30, 2015, Guatemala contributed US$18.7 million to treasury profit before tax, as compared to US$21.5 million for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, Honduras contributed US$1.0 million in losses to treasury profit before tax, as compared to US$0.2 million in losses for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, El Salvador contributed US$0.2 million to treasury profit before tax, as compared to US$0.7 million for the six-month period ended September 30, 2014.

Insurance

Interest Income

The following table presents the components of interest income in our insurance segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Investment securities	3.1	3.2	(0.1)	(3.1)
Accounts receivable	0.8	0.9	(0.1)	(11.1)

Total interest income	3.9	4.1	(0.2)	(4.9)

Interest income decreased by US$0.2 million, or 4.9%, to US$3.9 million for the six-month period ended September 30, 2015 from US$4.1 million for the corresponding period in 2014, principally due to a decrease of US$0.1 million, or 11.1%, in interest income from accounts receivable and due to a decrease of US$0.1 million, or 3.1%, in interest income from investment securities. Interest income in our insurance segment mainly consisted of interest income from investment in local currency-denominated Guatemalan government securities.

A 16.6% higher average volume of local currency-denominated accounts receivable accounted for US$0.1 million increase in interest income, while a decrease in the nominal average rate of our local currency-denominated accounts receivable to 1.1% for the six-month period ended September 30, 2015 from 1.3% for the corresponding period in 2014 accounted for a US$0.2 million decrease in interest income.

A 14.4% higher average volume of foreign currency-denominated investment securities accounted for US$0.1 million increase in interest income, while a decrease in the nominal average rate of our foreign currency-denominated investment securities to 11.5% for the six-month period ended September 30, 2015 from 14.3% for the corresponding period in 2014 accounted for a US$0.2 million decrease in interest income.

Net Premium Income

The following table presents the components of net premium income in our insurance segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Premiums earned	102.2	93.8	8.4	9.0
Reserves	0.4	9.5	(9.1)	(95.8)
Reinsurance ceded	(52.6)	(50.6)	(2.0)	4.0
Acquisition and renewal cost	(3.3)	(4.7)	1.4	(29.8)
Insurance claims	(34.4)	(35.8)	1.4	(3.9)
Other income	4.7	4.3	0.4	9.3

Net premium income	17.1	16.7	0.4	2.4

Premiums Earned

Premiums earned increased by US$8.4 million, or 9.0%, for the six-month period ended September 30, 2015 compared to the corresponding period in 2014, as a result of an increase in gross premiums written from our insurance subsidiary in Guatemala, primarily in health insurance which increased by US$6.2 million for the six-month period ended September 30, 2015 compared to the same period in 2014.

Reserves

For the six-month period ended September 30, 2015, the adjustment of technical reserves was US$0.4 million compared to US$9.5 million for the corresponding period in 2014. This decrease in technical reserves was primarily due to a contract of reinsurance in Guatemala, primarily in our property and casualty insurance business, which led to a lower adjustment of technical reserves for the six-month period ended September 30, 2015 compared to the same period in 2014.

The proportional reinsurance programs implemented in 2014 transferred retained risk to reinsurers. As a result of these programs, the insurance subsidiaries could allocate capital to other more profitable lines of business.

Reinsurance Ceded

Reinsurance ceded increased slightly by 4.0% to US$52.6 million for the six-month period ended September 30, 2015 from US$50.6 million for the corresponding period in 2014. The increase in reinsurance ceded was mainly due to higher reinsurance ceded in Guatemala, primarily in our property and casualty insurance business.

Acquisition and Renewal Cost

Acquisition and renewal cost decreased 29.8% to US$3.3 million for the six months ended September 30, 2015 from US$4.7 million for the corresponding period in 2014. The decrease in acquisition and renewal cost was principally due to a decrease of 10.4%, or US$1.3 million, in commissions for insurance brokers, from US$11.9 million for the six months ended September 30, 2014 to US$10.6 million for the six months ended September 30, 2015, and to an increase of US$0.2 million, or 2.8%, in commission income from our reinsurance ceded, from US$7.2 million for the six months ended September 30, 2014 to US$7.4 million for the six months ended September 30, 2015.

Expenses for Insurance Claims

Expenses for insurance claims decreased 3.9% to US$34.4 million for the six-month period ended September 30, 2015 from US$35.8 million for the corresponding period in 2014. The decrease in expenses for insurance claims was mainly as a result of higher recoveries from claims in reinsurance ceded by US$6.4 million, or 41.0%, to US$22.0 million for the six-month period ended September 30, 2015 compared to the same period in 2014. The decrease in expenses for insurance claims was partially offset by higher expenses from contractual obligations by US$5.1 million, or 9.9%, to US$56.4 million for the six-month period ended September 30, 2015 compared to US$51.3 million for the corresponding period in 2014, related to claims in the insurance for property and casualty and health insurance in the ordinary course of business.

Fee and Commission Income, Net and Other Operating Income, Net

Fee and commission income, net and other operating income, net in our insurance segment decreased 46.2% to US$1.4 million for the six-month period ended September 30, 2015 from US$2.6 million for the corresponding period in 2014.

The decrease in fee and commission income, net and other operating income, net was principally due to a US$1.4 million increase in other expenses mainly as a result of higher expenses for the renewal and/or cancelation of reinsurance contracts in our subsidiary Seguros El Roble in Guatemala, as well as an increase in an income tax provision required by the local regulator of our subsidiary Seguros del País in Honduras.

The decrease in fee and commission income, net and other operating income, net was also a result of a US$0.1 million decrease in income from assistance from property and casualty, mainly as a result of the increase in expenses related to higher claims for property and casualty insurance policies. This decrease in fees from property and casualty was a result of a US$0.4 million, or 33.3% increase in fee income from property and casualty, and to a US$0.5 million, or 55.6%, increase in expenses for assistance in property and casualty, which led to a US$0.1 million net decrease. These higher expenses in assistance for property and casualty were in the normal course of business.

The decrease in fee and commission income, net and other operating income, net was offset by a US$0.3 million increase in recoveries of US$2.4 million for the six-month period ended September 30, 2014 to US$2.7 million for the corresponding period in 2015.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our insurance segment for the six-month periods ended September 30, 2015 and 2014.

	For the six-months ended September 30,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	7.1	6.4	0.7	10.9
Administrative expenses	6.7	6.5	0.2	3.1
Rent expenses	0.0	0.0	0.0	0.0

Operating and administrative expenses	13.7	12.9	0.8	6.2

Operating and administrative expenses increased 6.2% to US$13.7 million for the six-month period ended September 30, 2015 from US$12.9 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to a US$0.7 million, or 10.9%, increase in personnel costs and a US$0.2 million, or 3.1%, increase in administrative expenses. The increase in personnel costs was primarily due to a US$0.7 million, or 10.9%, increase in wages and salaries as a result of our internal policy of increasing salaries every year in order to adjust for inflation and as a result of an increase in the number of personnel. The increase in administrative expenses was mainly due to an increase in non-income taxes and dues of US$0.3 million, which was partially offset by a US$0.1 million decrease in other administrative expenses which is integrated by several administrative expenses.

Profit Before Tax

As a result of the foregoing, our insurance segment’s profit before tax for the six months ended September 30, 2015 decreased 16.3%, to US$8.7 million from US$10.4 million for the corresponding period in 2014.

For the six-month period ended September 30, 2015, Guatemala contributed US$7.6 million to insurance profit before tax, or 87.4%, as compared to US$10.8 million, for the six-month period ended September 30, 2014.

For the six-month period ended September 30, 2015, Honduras contributed US$1.1 million to insurance profit before tax, or 12.6%, as compared to a loss of US$0.3 million, for the six-month period ended September 30, 2014.

Results of Operations for the Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

The following table shows the principal components of our consolidated income statement for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)	(%)
	(US$ in millions)
CONSOLIDATED INCOME STATEMENTS
Interest income	818.6	738.6	80.0	10.8
Interest expense	(387.0)	(371.8)	(15.2)	4.1

Net interest income	431.6	366.8	64.8	17.7

Loan impairment charges	(56.5)	(28.5)	(28.0)	98.2

Net interest income after provisions	375.0	338.3	36.7	10.8
Fee and commission income	186.0	194.0	(8.0)	(4.1)
Fee and commission expense	(29.7)	(22.3)	(7.4)	33.2

Net fee and commission income	156.3	171.8	(15.5)	(9.0)

Premiums earned, net technical reserves	207.0	188.8	18.2	9.6
Acquisition and renewal costs	(103.6)	(95.3)	(8.3)	8.7
Expenses for insurance claims	(67.9)	(67.5)	(0.4)	0.6

Net premium income	35.4	26.1	9.3	35.6

Profit for banking and insurance operations	566.8	536.1	30.7	5.7
Operating and administrative expenses	(365.8)	(326.7)	(39.1)	12.0
Other operating income, net	18.7	13.6	5.1	37.5

Profit before tax	219.6	223.0	(3.4)	(1.5)
Income tax	(33.7)	(41.8)	8.1	(19.4)

Profit for the year	185.9	181.2	4.7	2.6

An analysis of the components set forth in the foregoing table follows.

Interest Income

The following table presents the components of our interest income for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	573.7	500.5	73.2	14.6
Investment securities	241.5	232.6	8.9	3.8
Financial derivatives income	1.3	2.2	(0.9)	(40.9)
Accounts receivable	1.7	1.7	0.0	0.0
Cash and cash equivalents	0.4	1.7	(1.3)	(76.5)

Total interest income	818.6	738.6	80.0	10.8

Interest income increased 10.8% to US$818.6 million for the year ended March 31, 2015 from US$738.6 million for the corresponding period in 2014, primarily due to growth in the average volume of our interest-earning assets, which increased by 9.2%. The total increase in interest income was mainly due to a

US$73.2 million, or 14.6%, increase in interest from loans to customers and a US$8.9 million, or 3.8%, increase in interest on investment securities, partially offset by a US$0.9 million decrease in income from financial derivatives and by a US$1.3 million decrease in interest from cash and cash equivalents.

Interest on our loan portfolio increased by US$73.2 million, or 14.6%, for the year ended March 31, 2015 compared to the corresponding period in 2014, with contributions from our retail and commercial banking segments of US$52.1 million and US$23.5 million, respectively. The increase in interest on loans was primarily due to growth in the average volume of our loan portfolio, especially as a result of higher disbursements in loans granted through our retail banking segment. A 9.6% increase in the average balance of our net loans for the year ended March 31, 2015 accounted for a US$45.9 million increase in interest income. The increase in the nominal average rate on our loan portfolio, from 8.2% for the year ended March 31, 2014 to 8.6% for the year ended March 31, 2015, accounted for a US$27.2 million increase in interest income. The increase in interest income related to a higher nominal average rate was mainly due to a shift in the mix of products towards products for our retail clients which have higher average interest rates, with an increase from 24.9% of our loan portfolio as of March 31, 2014 to 25.2% as of March 31, 2015.

Interest on investment securities increased US$8.9 million, or 3.8%, for the year ended March 31, 2015 compared to the corresponding period in 2014, due to a higher average balance, which increased by US$187.7 million, or 6.4% and accounted for a US$14.6 million increase in interest income, while a decrease in the nominal average rate to 7.7% for the year ended March 31, 2015 from 7.9% for the year ended March 31, 2014, driven by the maturing of Guatemalan long-term local currency debt investments during 2014, which were renewed at lower rates, accounted for a US$5.5 million decrease in interest income. Our treasury segment was the largest contributor to growth in interest income from investment securities with a US$3.5 million increase for the year ended March 31, 2015 compared to the corresponding period in 2014, followed by our corporate banking segment with a US$3.4 million increase in interest income from investment securities for the year ended March 31, 2015 compared to the corresponding period in 2014. This increase in interest on investment securities was mainly a result of a higher average volume of our local-currency Guatemalan government investment securities, which increased by US$172.8 million, or 8.7%, for the year ended March 31, 2015 as compared to the year ended March 31, 2014.

The increase in interest income from investment securities and loans and advances to customers was slightly offset by a decrease in interest income from financial derivatives and cash and cash equivalents by US$0.9 million and US$1.3 million, respectively. The decrease in interest income from financial derivatives was due to a lower volume of derivative transactions. The decrease in interest income from cash and cash equivalents was a result of a 120 basis point decrease in the average nominal rate from 1.4% to 0.2%.

Interest Expense

The following table presents the components of our interest expense for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	234.9	227.4	7.5	3.3
Loans obtained	90.8	86.7	4.1	4.7
Financial obligations	40.4	38.3	2.1	5.5
Other obligations	19.5	18.9	0.6	3.2
Financial derivatives expense	1.4	0.6	0.8	133.3

Total Interest expense	387.0	371.8	15.2	4.1

Interest expense increased 4.1% to US$387.0 million for the year ended March 31, 2015 from US$371.8 million for the corresponding period in 2014, primarily due to a higher average volume of our deposits from customers mainly in our retail banking segment and a higher average volume of our loans obtained. The increase in interest expense for the year ended March 31, 2015 compared to the corresponding period in 2014 was due to: a US$7.5 million, or 3.3%, increase in interest on depository obligations; a US$4.1 million, or 4.7%, increase in interest for loans obtained; a US$2.1 million, or 5.5%, increase in interest on financial obligations; a US$0.6 million, or 3.2%, increase in interest for other obligations; and a US$0.8 million, or 133.3%, increase in financial derivatives expense.

Interest expense from deposits from customers increased by US$7.5 million, or 3.3%, for the year ended March 31, 2015 compared to the corresponding period ended March 31, 2014, mainly due to a US$477.5, or 7.0%, million increase in the average volume of deposits from customers. The main contributor to the growth in average volume of deposits from customers was the higher average volume of deposits from customers in our retail banking segment, which increased by US$257.3 million, or 12.2%, followed by the contribution of a higher average volume of deposits from customers in our treasury segment, which increased by US$130.0 million, or 6.0%, and the contribution of a higher average volume of deposits in our corporate banking segment, which increased by US$90.2 million, or 3.5%. Interest expense attributed to our retail banking segment is directly related to deposits from individual clients while interest expense attributable to our commercial banking segment is related to deposits from our corporate and SME clients. Any surplus or deficit in the funding obtained by our retail and commercial banking segments is allocated by our treasury segment to ensure that each banking segment will be capable of covering funding needs for its lending activities. The increase in the average volume of deposits from clients in our retail banking segment is mainly due to our efforts to participate more actively in the individual and consumer markets, which allowed us to obtain a more diversified funding mix. The increase in the average volume of deposits from customers in our commercial banking segment is mainly due to our organic growth, which is reflected in the number of our commercial clients, which is composed of more than 15,620 companies (more than 12,600 in Guatemala, 1,850 in Honduras, and 1,170 in El Salvador).

The higher average volume of deposits accounted for US$14.1 million of the increase in interest expense, principally due to an increase in the average volume of our term deposits, which contributed US$12.7 million to the increase in interest expense, while a higher average volume of demand deposits contributed US$1.5 million to the increase in interest expense, partially offset by a lower average volume of our saving deposits, which resulted in a US$0.1 million decrease in interest expense.

A decrease in the nominal average rate for deposits from customers, from 3.3% for the year ended March 31, 2014 to 3.2% for the year ended March 31, 2015, accounted for a US$6.5 million decrease in interest expense, mainly due to a US$8.4 million decrease resulting from a lower average rate for our term deposits of 6.0% for the year ended March 31, 2015 compared to 6.3% for the year ended March 31, 2014. The decrease in the interest rate of our deposits from customers was mainly driven by an environment of decreasing international interest rates.

Interest expense from loans obtained increased by US$4.1 million, or 4.7%, for the year ended March 31, 2015 compared to the corresponding period ended March 31, 2014, mainly due to a higher average volume of loans obtained, due to an increase in credit lines from foreign banks, which resulted in an increase of US$371.8 million in the average volume of our U.S. dollar-denominated loans to customers. A 14.8% increase in the average volume of loans obtained accounted for US$12.3 million of the increase in interest expense, while a decrease in the nominal average rate, from 4.3% for the year ended March 31, 2014 to 3.9% for the year ended March 31, 2015, accounted for a US$8.2 million decrease in interest expense.

Interest expense from financial obligations increased by US$2.1 million and interest expense from other obligations increased by US$0.6 million, in both cases mainly due to a higher average balance, principally related to our retail banking segment and treasury segment due to new debt issuances from our credit card subsidiary in Guatemala. Interest expense from financial derivatives increased by US$0.8 million, mainly due to a higher average nominal rate.

Net interest margin for the year ended March 31, 2015 increased to 4.2% as compared to 3.9% for the corresponding period in 2014, primarily as a result of the increase in net interest margin of our local currency-denominated assets to 5.6% for the year ended March 31, 2015 from 5.5% for the corresponding period in 2014 and as a result of the increase in the net interest margin of our dollar-denominated assets to 2.2% for the year ended March 31, 2015 from 1.8% for the corresponding period in 2014. The increase in the net interest margin of our local currency-denominated assets contributed US$25.2 million, or 38.8%, of the total increase in net interest income, while the increase in the net interest margin of our dollar-denominated assets contributed US$21.4 million, or 33.0%, of the total increase in net interest income.

Loan Impairment Charges

The following table presents our loan impairment charges, our NPL ratio, our coverage ratio and our allowances for loan losses for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions except percentages)
Loan impairment charges	(56.5)	(28.5)	(28.0)	98.2
NPL ratio	1.1%	1.7%
Coverage ratio	104.6%	90.7%
Allowance for loan losses	84.8	97.7

Loan impairment charges increased 98.2% to US$56.5 million for the year ended March 31, 2015 from US$28.5 million for the corresponding period in 2014. The increase in loan impairment charges was mainly due to a higher average balance of our loan portfolio, which increased by US$587.6 million for the year ended March 31, 2015 compared to the corresponding period in 2014. Of the total increase in loan impairment charges, approximately 76.6% was due to growth in our loan portfolio, while the other 23.4% was due to deterioration of the loan portfolio as a result of higher loan impairment charges of US$6.5 million, against specific corporate loans granted to two clients in the textile industry, which closed operations due to the cancellation of certain sales agreements and high levels of indebtedness.

The main contributor to the increase in loan impairment charges was our retail banking segment with a US$19.5 million, or 171.1% increase, mainly as a result of a higher average volume of loans by US$372.3 million for the year ended March 31, 2015, compared to the corresponding period in 2014. Even though the retail banking segment is an attractive sector due to higher interest margins as compared to the commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.8% (2.1% for consumer loans, 2.6% for microfinance, and 3.3% for mortgage loans), all as of March 31, 2015. For the year ended March 31, 2015 our retail banking segment had US$30.9 million in loan impairment charges, representing 54.7% of our total loan impairment charges, while as of March 31, 2015 our retail banking segment loan portfolio represented only 25.2% of our total loans.

Our commercial banking segment contributed a US$8.4 million, or 48.8%, increase to the increase in loan impairment charges. Even though our commercial banking segment maintained a high quality loan portfolio, with an NPL ratio of 0.6% as of March 31, 2015, during 2015 we had higher loan impairment charges by US$6.5 million, against specific corporate loans granted to two clients in the textile industry, which closed operations due to the cancellation of certain sales agreements and high levels of indebtedness. In both cases, we had collateral guaranteeing the loans, so we did not incur significant losses. For the year ended March 31, 2015 our commercial banking segment recorded US$25.6 million in loan impairment charges, representing a 45.3% of total loan impairment charges, while as of March 31, 2015 our commercial banking segment loan portfolio represented 74.8% of our total loans.

The balance of our NPL decreased to US$81.1 million for the year ended March 31, 2015 from US$107.7 million for the corresponding period in 2014, while our total loans increased to US$7,213.0 million for the year ended March 31, 2015 from US$6,470.1 million for the corresponding period in 2014. As a result, our NPL ratio dropped to 1.1% for the year ended March 31, 2015 from 1.7% for the corresponding period in 2014.

Allowances for loan losses decreased to US$84.8 million for the year ended March 31, 2015 from US$97.7 million for the corresponding period in 2014, which in combination with the change in our NPL explained above, resulted in an increase in our NPL coverage ratio to 104.6% for the year ended March 31, 2015 from 90.7% for the corresponding period in 2014.

Fee and Commission Income

The following table presents the components of our fee and commission income for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Fee and commission income
Commissions	74.1	89.0	(14.9)	(16.7)
Bank services	30.2	33.1	(2.9)	(8.8)
Leases	19.9	18.6	1.3	7.0
Account handling	12.2	10.3	1.9	18.4
Gain on foreign exchange transactions	19.8	18.1	1.7	9.4
Trading in securities	0.8	5.4	(4.6)	(85.2)
Legal services	5.1	4.1	1.0	24.4
Maintenance	1.0	1.2	(0.2)	(16.7)
Other(1)	22.9	14.3	8.6	60.1

Total fee and commission income	186.0	194.0	(8.0)	(4.1)

(1)	Other includes fees and commissions from health-care services, storage, tax collections, mobile banking (BiMóvil), electronic billing, rejected checks, and price differences in repurchase of government securities.

Fee and commission income decreased 4.1% to US$186.0 million for the year ended March 31, 2015 from US$194.0 million for the corresponding period in 2014, primarily as a result of a decrease in commissions, fees from trading in securities and fees from bank services. This decrease was partially offset by increases in other fees and commissions, account handling, gain on foreign exchange transactions, leases, and legal services.

The decrease in commissions to US$74.1 million for the year ended March 31, 2015 from US$89.0 million for the corresponding period in 2014, was principally due to a US$10.3 million decrease resulting from a change in the way we charge service fees to our credit card clients, which were reclassified as interest income during 2015, in line with market practice.

Fee income from trading in securities decreased by US$4.6 million, or 85.2%, as a result of sales in 2014 of both corporate and Salvadorian government securities by Westrust Bank that did not repeat in 2015.

Fees from bank services decreased by US$2.9 million, or 8.8%, mainly as a result of a reclassification of income from certain loans within Banpaís that changed in 2015 from fee income to interest income due to the nature of the loans.

The decreases mentioned above were partially offset by a 60.1% increase in other fees and commissions, mainly as a result of a US$5.5 million increase in fees from health-care services coming from our health and medical-service subsidiaries. The decreases were also offset by increases in fees and commission from account handling of US$1.9 million, gain on foreign exchange transactions of US$1.7 million, leases of US$1.3 million and legal services of US$1.0 million, which were in line with the organic growth of our business.

Fee and Commission Expense

The following table presents the components of our fee and commission expense for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Fee and commission expenses
Protection fund contributions	11.5	8.3	3.2	38.6
Assistance for property and casualty and other	2.3	1.3	1.0	76.9
Other services expense	10.5	8.3	2.2	26.5
Additional benefits	1.5	1.7	(0.2)	(11.8)
Loans obtained	0.5	0.8	(0.3)	(37.5)
Trading in securities	1.1	0.7	0.4	57.1
Other(1)	2.3	1.1	1.2	109.1

Total fee and commission expenses	29.7	22.3	7.4	33.2

(1)	Other includes fee and commission expenses from collections, loss on foreign exchange transactions, price differences in repurchase of government securities, deposits from customers, uncollected income and other commissions.

Fee and commission expense increased 33.2% to US$29.7 million for the year ended March 31, 2015 from US$22.3 million for the corresponding period in 2014, primarily due to an increase in protection fund contributions, an increase in expenses related to assistance for property and casualty and other, an increase in other fee and commission expense, an increase in other services expense and an increase in fees from trading in securities, which were partially offset by decreases in expenses for additional benefits and expenses for loans obtained.

The US$3.2 million increase in the protection fund contributions was a result of the growth in deposits of our banking subsidiaries and an increase in the contribution rate in Guatemala from 0.125% to 0.150% of total deposits. The protection fund contribution is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to local banking regulators as a percentage of total deposits.

The US$2.2 million increase in other services expense was a result of services hired by our subsidiaries in Honduras related to credit cards, treasury operations expenses, banking operations and other services related to the normal course of business.

The US$1.0 million increase in assistance for property and casualty and other for the year ended March 31, 2015 compared to the corresponding period in 2014 was due to higher assistance in claims for property and casualty and a reclassification of certain expenses related to assistance in property and casualty by Seguros El Roble, which were previously classified as acquisition and renewal costs in 2014.

The US$1.2 million increase in other fee and commissions expenses and the US$0.4 million increase in trading in securities were in line with the organic growth of our business.

The US$0.2 million decrease in additional benefit expenses for the year ended March 31, 2015 compared to the corresponding period in 2014 was due to a reduction in expenses associated with the insurance and other benefits of our deposit accounts to remain in line with the market and remain competitive in terms of profitability.

Fee income ratio for the year ended March 31, 2015 decreased to 27.7% as compared to 32.1% for the corresponding period in 2014, primarily as a result of a decrease in net fee and commission income of US$15.5 million, or 9.0%.

Net Premium Income

The following table presents the components of our net premium income for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Premiums earned, net technical reserves	207.0	188.8	18.2	9.6
Acquisition and renewal costs	(103.6)	(95.3)	(8.3)	8.7
Expenses for insurance claims	(67.9)	(67.5)	(0.4)	0.6

Net premium income	35.4	26.1	9.3	35.6

Premiums earned, net of technical reserves increased by US$9.3 million, or 35.6%, for the year ended March 31, 2015 compared to the corresponding period in 2014, mainly as a result of an increase in premiums written in Guatemala and Honduras.

The principal source of growth for premiums written in Guatemala was group life and group health insurance, which together grew US$11.1 million, or 16.4%, for the year ended March 31, 2015, compared to the corresponding period in 2014.

For the Honduran market, premiums-written growth stemmed mainly from life and health insurance, which together grew US$8.1 million, or 93.2%, for the year ended March 31, 2015, compared to the corresponding period in 2014.

Technical reserves are constituted on a pro-rata basis of premiums written. Changes in the percentage of reserves in relation to premiums written are explained by the maturing of policies and changes in reinsurance programs over time.

Acquisition and renewal costs increased 8.7% to US$103.6 million for the year ended March 31, 2015 from US$95.3 million for the corresponding period in 2014. The main cost under acquisition and renewal costs was our reinsurance programs. Additionally, acquisition and renewal costs also included brokerage commissions, sales incentives, advertising expenditures, risk inspection costs and vehicle-assistance programs.

Expenses for insurance claims increased 0.6% to US$67.9 million for the year ended March 31, 2015 from US$67.5 million for the corresponding period in 2014. Expenses for insurance claims included expenditures for claims in health insurance, group life insurance, and property and casualty insurance. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty and health insurance resulting from an increase in our business.

Operating and Administrative Expenses

The following table presents the components of our operating and administrative expenses for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Operating and administrative expenses
Personnel costs	177.2	151.4	25.8	17.0
Administrative expenses	176.2	164.9	11.3	6.9
Rent expenses	12.4	10.4	2.0	19.2

Total operating and administrative expenses	365.8	326.7	39.1	12.0

Operating and administrative expenses increased 39.1% to US$365.8 million for the year ended March 31, 2015 from US$326.7 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to higher expenses in our personnel costs, which increased by US$25.8 million, and to higher administrative expenses, which increased by US$11.3 million, for the year ended March 31, 2015 compared to the corresponding period ended March 31, 2014.

Personnel costs increased 17.0%, from US$151.4 million for the year ended March 31, 2014 to US$177.2 million for the year ended March 31, 2015, primarily due to a higher average headcount in our operations and to higher wages and salaries, as a result of the expansion of our network and our internal policy of increasing wages and salaries annually to adjust for inflation. As of March 31, 2015 we had 12,211 employees in total, with a US$14,537.9 average annual personnel cost compared to 10,386 employees in total with a US$14,576.6 average annual personnel cost as of March 31, 2014.

The increase in administrative expenses was due to a US$5.5 million, or 18.1%, increase in non-income taxes and dues and a US$0.6 million, or 18.8%, increase in insurance and bonding. These expenses were related to the growth of our physical infrastructure, including property taxes. The number of our branches increased to 654 as of March 31, 2015 from 627 branches as of March 31, 2014. In addition, we opened two new main office buildings—one for the headquarters of our banking subsidiary in El Salvador and the other for the headquarters of our banking subsidiary in Guatemala.

The increase in administrative expenses was also due to a US$7.5 million, or 61.5%, increase in professional fees, which is related to the hiring of external advisors in different fields such as risk assessment, and specific advisory regarding specific loan transactions in sectors such as energy and telecommunications.

The increase in administrative expenses was also due to a US$5.1 million increase in amortizations for the year ended March 31, 2015 compared to the corresponding period in 2014, which was related to the amortization of expenses related to the opening of our banking subsidiary in El Salvador in 2011.

For more information on the breakdown of our operating and administrative expenses, see Note 36 to our Annual Financial Statements.

Our efficiency ratio for the year ended March 31, 2015 was 54.2%, compared to 53.2% for the corresponding period in 2014. The higher efficiency ratio for the year ended March 31, 2015 was mainly a result of a smaller percentage increase in fee and commission income than in operating and administrative expenses.

Other Operating Income, Net

Other operating income, net increased 37.5% to US$18.7 million for the year ended March 31, 2015 from US$13.6 million for the corresponding period in 2014. The increase in other operating income, net was mainly due to a US$5.6 million increase in income from foreign exchange differences, net. The increase in other operating income, net was also a result of a US$2.9 million decrease in extraordinary expenses mainly related to a premium paid on the purchase of a retail loan portfolio in the Guatemalan banking market in 2014.

Profit Before Tax

Profit before tax decreased 1.5% to US$219.6 million for the year ended March 31, 2015 from US$223.0 million for the corresponding period in 2014, primarily as a result of a 98.2%, or US$28.0 million, increase in loan impairment charges, a 9.0%, or US$15.5 million, decrease in fee and commission income, and a 12.0%, or US$39.1 million, increase in operating and administrative expenses, partially offset by a 17.7%, or US$64.8 million, increase in net interest income, a 35.6%, or US$9.3 million, increase in net premiums income and a 37.5%, or US$5.1 million, increase in other operating income, net.

Income Tax

Our income tax expense decreased to US$33.7 million for the year ended March 31, 2015 from US$41.8 million for the corresponding period in 2014, resulting in a decrease in our effective tax rate to 15.3% for the year ended March 31, 2015 from 18.7% for the corresponding period in 2014.

Profit for the Year

Our profit for the year increased 2.6% to US$185.9 million for the year ended March 31, 2015 from US$181.2 million for the corresponding period in 2014.

A 14.8% higher average shareholders’ equity of US$959.4 million for the year ended March 31, 2015, up from US$835.9 million for the corresponding period in 2014, resulted in a ROAE of 19.4% for the year ended March 31, 2015, compared to 21.7% for the corresponding period in 2014.

A 9.1% higher average total assets of US$11,930.4 million for the year ended March 31, 2015, up from US$10,936.9 million for the corresponding period in 2014, resulted in a ROAA of 1.6% for the year ended March 31, 2015, compared to 1.7% for the corresponding period in 2014.

Results of Operations by Segment for the Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

The following table presents the income statement data for each of our reportable operating segments (see Note 32 to our Annual Financial Statements), including eliminations of inter-segment revenue and unallocated amounts, for the years ended March 31, 2015 and 2014.

	Commercial Banking		Retail Banking		Treasury		Insurance		Corporate and Eliminations(1)
	For the year ended March 31,
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)
Interest income	331.0	304.4	246.1	194.0	233.1	233.8	8.4	6.3	0.0	0.2
Interest expense	(122.9)	(128.4)	(110.8)	(87.0)	(153.2)	(156.3)	0.0	0.0	(0.1)	(0.1)

Net interest income	208.1	175.9	135.3	107.0	80.0	77.5	8.4	6.3	(0.1)	0.1
Loan impairment charges	(25.6)	(17.2)	(30.9)	(11.4)	0.0	0.0	0.0	0.0	0.0	0.0
Fee and commission income, net and other operating income, net	37.0	39.6	92.9	104.5	11.6	11.2	6.7	8.4	26.9	21.7
Premiums earned, net technical reserves	0.0	0.0	0.0	0.0	0.0	0.0	207.0	188.8	0.0	0.0
Acquisition and renewal costs	0.0	0.0	0.0	0.0	0.0	0.0	(103.6)	(95.3)	0.0	0.0
Expenses for insurance claims	0.0	0.0	0.0	0.0	0.0	0.0	(67.9)	(67.5)	0.0	0.0

Net premium income	0.0	0.0	0.0	0.0	0.0	0.0	35.4	26.1	0.0	0.0
Operating and administrative expenses	(103.5)	(91.3)	(161.9)	(155.3)	(32.1)	(30.3)	(26.1)	(20.0)	(42.2)	(29.8)

Profit before tax	116.0	107.1	35.4	44.8	59.4	58.3	24.3	20.7	(15.5)	(8.0)

(1)	Corporate and eliminations corresponds to expenses of Bicapital, elimination of intercompany transactions, and certain other unallocated amounts.

An analysis of the components by segment set forth in the foregoing table follows.

Commercial Banking

Interest Income

The following table presents the components of interest income in our commercial banking segment for the years ended March 31, 2015 and 2014.

	For the years ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	327.5	304.1	23.4	7.7
Investment securities	3.4	0.0	3.4	N/M
Cash and cash equivalents	0.1	0.3	(0.2)	(66.7)

Total interest income	331.0	304.4	26.6	8.7

Interest income increased by US$26.6 million, or 8.7%, to US$331.0 million for the year ended March 31, 2015 from US$304.4 million for the corresponding period in 2014. Interest income in our commercial banking segment largely consisted of interest income from our loan portfolio to corporate clients and SMEs.

Interest on loans increased by US$23.4 million, or 7.7%, for the year ended March 31, 2015 compared to the corresponding period in 2014, primarily due to an increase in the nominal average rate and to a lesser extent by the growth in average loan volume. The increase in the nominal average rate of our loan portfolio, from 7.8% for the year ended March 31, 2014 to 8.1% for the year ended March 31, 2015, accounted for an US$14.8 million increase, while the change in the average balance of net loans for the year ended March 31, 2015 accounted for a US$8.7 million increase in interest income.

The increase in the nominal average rate was primarily due to an increase in the average rate of our foreign currency-denominated loan portfolio to 7.4% for the year ended March 31, 2015 from 7.1% for the corresponding period in 2014, which was mainly driven by changes in our commercial banking product mix, particularly the growth of our SME business.

Interest Expense

The following table presents the components of interest expense in our commercial banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	69.8	77.5	(7.7)	(9.9)
Loans obtained	38.1	27.6	10.5	38.0
Financial obligations	7.5	12.7	(5.2)	(40.9)
Other obligations	7.0	10.7	(3.7)	(34.6)
Financial derivatives expense	0.5	0.0	0.5	N/M

Total interest expense	122.9	128.4	(5.5)	(4.3)

Interest expense decreased 4.3% to US$122.9 million for the year period ended March 31, 2015 from US$128.4 million for the corresponding period in 2014. The decrease in interest expense for the year ended March 31, 2015 was principally due to: a US$7.7 million, or 9.9%, decrease in interest expense from deposits from customers; a US$5.2 million, or 40.9%, decrease in interest expense from financial obligations; and a US$3.7 million, or 34.6%, decrease in interest expense from other obligations. The decrease was partially offset by a US$10.5 million, or 38.0%, increase in interest expense from loans obtained and a US$0.5 million increase in interest expense from financial derivatives.

A decrease in the nominal average rate, from 3.0% for the year ended March 31, 2014, to 2.6% for the corresponding period ended March 31, 2015, accounted for a US$4.0 million decrease in interest expense from deposits from customers, while a 3.5% increase in total average balance of deposits from customers to US$2,664.5 million for the year period ended March 31, 2015 from US$2,574.3 million for the corresponding period in 2014, accounted for a US$3.7 million increase in interest expense from deposits from customers. The nominal average rate in deposits from customers decreased principally due to a drop in the nominal average rate in our dollar-denominated deposits from customers triggered by the international environment of low rates, which has allowed us to lower nominal rates on our term deposits.

A 33.5% decrease in the total average balance of financial obligations accounted for a US$3.5 million decrease in interest expense, while a decrease in the nominal average rate to 5.9% for the year ended March 31, 2015, from 6.6% for the corresponding period in 2014, accounted for a US$1.6 million decrease in interest expense.

A 90.0% increase in the total average balance of loans obtained accounted for a US$17.7 million increase in interest expense from loans obtained, while a decrease in the nominal average rate to 3.9% for the year ended March 31, 2015, from 5.3% for the corresponding period in 2014, accounted for a US$7.2 million decrease in interest expense from loans obtained.

Net interest margin for the year ended March 31, 2015 increased to 5.1% as compared to 4.5% for the corresponding period in 2014, primarily as a result of an 18.3% increase in net interest income to US$208.1 million for the year ended March 31, 2015, from US$175.9 for the corresponding period in 2014, while the total average of interest-earning assets increased 5.7% to US$4,106.4 million from US$3,884.6 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our commercial banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Loan impairment charges	(25.6)	(17.2)	(8.4)	48.8

Loan impairment charges increased 48.8% to US$25.6 million for the year ended March 31, 2015 from US$17.2 million for the corresponding period in 2014. The increase in loan impairment charges was principally due to charge-offs made against specific corporate loans granted to two clients in the textile industry, which had to close operations due to the cancellation of certain sales agreements and high levels of indebtedness. In both cases, the loans had collateral guarantees, so we did not incur significant losses.

Our commercial banking segment maintains a high quality loan portfolio, with an NPL ratio of 0.6% as of March 31, 2015. For the year ended March 31, 2015 our commercial banking segment recorded US$25.6 million in loan impairment charges, representing 45.3% of total loan impairment charges, while as of March 31, 2015 our commercial banking segment loan portfolio represented 74.8% of our total loans.

Fee And Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our commercial banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Commissions	22.3	25.3	(3.0)	(11.9)
Gain on foreign exchange transactions	13.7	9.3	4.4	47.3
International wire transfers	0.1	1.3	(1.2)	(92.3)
Tax collections	0.0	1.7	(1.7)	N/M
Leasing	0.2	(0.8)	1.0	N/M
Recoveries	0.5	0.4	0.1	25.0
Acquisition and renewal costs	0.0	(0.4)	0.4	N/M
Foreclosed assets	0.1	0.0	0.1	N/M
Other(1)	0.1	2.8	(2.7)	(96.4)

Fee and commission income, net and other operating income, net	37.0	39.6	(2.6)	(6.6)

(1)	Other includes net fees and commissions from renting, account handling, ATM usage and rejected checks.

Fee and commission income, net and other operating income, net decreased 6.6% to US$37.0 million for the year ended March 31, 2015 from US$39.6 million for the corresponding period in 2014. This decrease was principally due to: a US$3.0 million, or 11.9% decrease, in commissions from loans and advances to customers and bank services; a decrease of US$1.7 million in commissions from tax collections; and a decrease of US$1.2 million in fees from international wire transfers. The increase in fee and commission income, net and other operating income, net was partially offset by a US$4.4 million increase in the gain on foreign exchange transactions and a US$1.0 million increase in income from our leasing business.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	53.2	48.8	4.4	9.0
Administrative expenses	47.4	40.8	6.6	16.2
Rent expenses	2.9	1.7	1.2	70.6

Operating and administrative expenses	103.5	91.3	12.2	13.4

Operating and administrative expenses increased 13.4% to US$103.5 million for the year ended March 31, 2015 from US$91.3 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to higher administrative expenses, which rose by US$6.6 million, or 16.2%, for the year ended March 31, 2015 compared to the corresponding period ended March 31, 2014, principally due to higher non-income taxes and dues (including property taxes) related to the growth of our physical infrastructure, which increased by US$7.1 million, and to higher taxes corresponding to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues, which increased by US$2.3 million. This increase in administrative expenses was partially offset by a decrease of US$3.5 million in various other administrative expenses and by a decrease of US$1.9 million in depreciation and amortization expenses.

The increase in operating and administrative expenses was also a result of higher personnel costs that increased US$4.4 million, mainly due to the compensation of directors and executive officers, which increased by US$3.9 million, or 65.0%, to US$9.9 million for the year ended March 31, 2015 as compared to US$6.0 million for the corresponding period ended 2014.

Profit Before Tax

As a result of the foregoing, our commercial banking segment’s profit before tax for the year ended March 31, 2015 with an increase of 8.3% to US$116.0 million from US$107.1 million for the corresponding period in 2014.

For the year ended March 31, 2015, Guatemala contributed US$95.1 million to our commercial banking segment’s profit before tax, or 82.0%, as compared to US$74.8 million, or 74.8% for the year ended March 31, 2014.

For the year ended March 31, 2015, Honduras contributed US$15.8 million to our commercial banking segment’s profit before tax, or 13.6%, as compared to US$19.9 million, or 19.9% for the year ended March 31, 2014.

For the year ended March 31, 2015, El Salvador contributed US$5.1 million to our commercial banking segment’s profit before tax, or 4.4%, as compared to US$5.3 million, or 5.3% for the year ended March 31, 2014.

Retail Banking

Interest Income

The following table presents the components of interest income in our retail banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	246.1	194.0	52.1	26.9

Total interest income	246.1	194.0	52.1	26.9

Interest income increased by US$52.1 million, or 26.9%, to US$246.1 million for the year ended March 31, 2015 from US$194.0 million for the corresponding period in 2014, which was fully attributable to an increase in interest income from loans and advances to customers. Interest income in our retail banking segment consisted of interest income from our loan portfolio to individual clients and microfinance clients.

A 16.6% increase in the total average balance of loans and advances to customers to US$2,609.8 million for the year ended March 31, 2015 from US$2,237.5 million for the corresponding period in 2014 accounted for a US$34.9 million increase in interest income, while changes in the nominal average rate of our loan portfolio from 8.7% for the year ended March 31, 2014 to 9.4% for the year ended March 31, 2015, accounted for a US$17.2 million increase in interest income. The increase in total average balance of loans and advances to customers was primarily due to higher disbursements in our microfinance business.

The increase in interest income attributable to change in the nominal average rate was mainly due to an increase in the nominal average rate of our local currency-denominated loans to 11.1% for the year ended March 31, 2015 from 10.1% for the year ended March 31, 2014, as a result of our growth in the microfinance sector, which had higher average interest rates.

Interest Expense

The following table presents the components of interest expense in our retail banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	97.5	79.6	17.9	22.5
Loans obtained	2.1	1.3	0.8	61.5
Financial obligations	10.5	6.0	4.5	75.0
Other obligations	0.6	0.0	0.6	N/M

Total interest expense	110.8	87.0	23.8	27.4

Interest expense increased 27.4% to US$110.8 million for the year ended March 31, 2015 from US$87.0 million for the corresponding period in 2014. The increase in interest expense was mainly due to: a US$17.9 million, or 22.5%, increase in interest expense from our deposits from customers; a US$4.5 million, or 75.0%, increase in interest expense from our financial obligations; a US$0.8 million increase in interest expense from loans obtained; and a US$0.6 million increase in interest expense from other obligations.

A 12.2% higher average volume of deposits from customers accounted for a US$22.3 million increase in interest expense, while the interest expense attributable to the nominal average rate of our total deposits from customers decreased by US$4.4 million, mainly due to a decrease in the nominal average rate of our term deposits to 6.0% for the year ended March 31, 2015 from 6.4% for the corresponding period in 2014, and to a decrease in the nominal average rate of our saving deposits to 1.6% for the year ended March 31, 2015 from 1.7% for the corresponding period in 2014. The decrease in the interest rate of our term and saving deposits was mainly driven by decreasing international interest rates.

A 104.1% higher average volume of financial obligations accounted for a US$4.7 million increase in interest expense, while a decrease in the nominal average rate, from 8.0% for the year ended March 31, 2014 to 6.9% for the corresponding period ended March 31, 2015, accounted for a US$0.2 million decrease in interest expense from financial obligations.

A US$12.0 million increase in the average volume of loans obtained for the year ended March 31, 2015 accounted for a US$0.4 million increase in interest expense, while an increase in the nominal average rate to 3.3% for the year ended March 31, 2015 from 2.6% for the corresponding period in 2014, accounted for US$0.4 million increase in interest expense. Net interest margin for the year ended March 31, 2015 increased to 5.2% as compared to 4.8% for the corresponding period in 2014, primarily as a result of a 26.5% increase in net interest income to US$135.3 million from US$107.0 million, while total average interest-earning assets grew 16.6% to US$2,609.8 million from US$2,237.5 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our retail banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Loan impairment charges	(30.9)	(11.4)	(19.5)	171.1

Loan impairment charges increased 171.1% to US$30.9 million for the year ended March 31, 2015 from US$11.4 million for the corresponding period in 2014. The increase in loan impairment charges in our retail banking segment, which has higher provisioning requirements than our commercial banking segment, was principally due to a higher average volume of loans for the year ended March 31, 2015, as compared to the corresponding period in 2014.

Our retail banking segment contributed to the increase in loan impairment charges with US$19.5 million, or 171.1%, as a result of a US$372.3 million increase in the average volume of loans for the year ended March 31, 2015, as compared to the corresponding period in 2014. Even though our retail banking segment is an attractive segment due to higher interest margins as compared to our commercial banking segment, its loan portfolio is composed of higher-risk clients, which was reflected in an NPL ratio of 2.8% (2.1% for consumer loans, 2.6% for microfinance, and 3.3% for mortgage loans), all as of March 31, 2015. For the year ended March 31, 2015 our retail banking segment recorded US$30.9 million in loan impairment charges, representing 54.7% of total loan impairment charges, while as of March 31, 2015 our retail banking segment loan portfolio represented only 25.8% of our total loans.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our retail banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Commissions	24.8	22.4	2.4	10.7
Recoveries	9.0	11.7	(2.7)	(23.1)
Bank services	13.6	9.4	4.2	44.7
Loans and advances to customers	3.9	10.3	(6.4)	(62.1)
Third-party collections	0.0	4.1	(4.1)	N/M
Syndicated loans	5.5	3.2	2.3	71.9
BiMóvil	4.3	3.3	1.0	30.3
Rejected checks	2.9	2.9	0.0	0.0
Gain on foreign exchange transactions	10.7	0.2	10.5	N/M
Foreclosed assets	0.6	5.0	(4.4)	(88.0)
Other(1)	17.4	32.0	(14.6)	(45.6)

Fee and commission income, net and other operating income, net	92.9	104.5	(11.6)	(11.1)

(1)	Other includes net fee and commission income from family remittances, account handling letters of credit, ATMs, debit card membership, and international wire transfers.

Fee and commission income, net and other operating income, net decreased 11.1% to US$92.9 million for the year ended March 31, 2015 from US$104.5 million for the corresponding period in 2014. The decrease was principally due to: a US$14.6 million, or 45.6%, decrease in other commissions and fees as a result of a decrease of US$4.7 million in fees from family remittances; a decrease of US$2.4 million in fees from international wire transfers; a decrease of US$3.3 million in fees from the debit card membership; and a US$0.7 million decrease in fees from letters of credit. The decrease in fee and commission income, net and other operating income, net was also the result of a US$6.4 million, or 62.1%, decrease in commissions from loans principally related to the loan portfolio of Banpaís. The lower fee and commission income, net and other operating income, net was also the result of a US$4.4 million decrease in income from the sale of foreclosed assets and to a US$4.1 million decrease in commissions from third-party collections.

The decrease in fee and commission income, net and other operating income, net was partially offset by higher income from the gain on foreign exchange transactions, which increased by US$10.5 million, or 5.3%, principally due to higher operations at the foreign exchange desk in our banking subsidiary in Guatemala and higher operations at the foreign exchange desk in our banking subsidiary in Honduras. The decrease in fee and commission income, net and other operating income, net was also partially offset as a result of a US$4.2 million increase in income from bank services.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our retail banking segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	80.7	75.8	4.9	6.5
Administrative expenses	73.0	73.7	(0.7)	(0.9)
Rent expenses	8.2	5.8	2.4	41.4

Operating and administrative expenses	161.9	155.3	6.6	4.2

Operating and administrative expenses increased 4.2% to US$161.9 million for the year ended March 31, 2015 from US$155.3 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to a US$4.9 million, or 6.5%, increase in personnel costs and to a US$2.4 million, or 41.4%, increase in rent expenses.

The increase in personnel costs was mainly due to a US$4.5 million increase in expenses such as wages and salaries and bonuses as a result of more employees to support the growth of our retail portfolio. The increase in rent expenses was related to our network expansion to 654 branches from 627 branches during the year ended March 31, 2015.

Profit Before Tax

As a result of the foregoing, our retail banking segment’s profit before tax for the year ended March 31, 2015 decreased 21.0% to US$35.4 million from US$44.8 million for the corresponding period in 2014.

For the year ended March 31, 2015, Guatemala contributed US$34.4 million, or 97.2% to our retail banking segment’s profit before tax, as compared to US$47.2 million for the year ended March 31, 2014.

For the year ended March 31, 2015, Honduras contributed US$7.7 million to our retail banking segment’s profit before tax, or 21.8%, as compared to US$1.6 million for the year ended March 31, 2014.

For the year ended March 31, 2015, El Salvador contributed US$6.7 million in losses to our retail banking segment’s profit before tax, as compared to US$4.0 million in losses for the year ended March 31, 2014. Our retail operations in El Salvador contributed a loss as we continue to grow our number of points of service while we seek to further penetrate the Salvadoran retail banking market, as our retail client base is not yet large enough to offset these costs.

Treasury

Interest Income

The following table presents the components of interest income in our treasury segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Investment securities	231.5	228.0	3.5	1.6
Loans and advances to customers	0.0	2.3	(2.3)	N/M
Financial derivatives income	1.3	2.2	(0.9)	(40.9)
Cash and cash equivalents	0.3	1.3	(1.0)	(76.9)

Total interest income	233.1	233.8	(0.7)	(0.3)

Interest income decreased by US$0.7 million, or 0.3%, to US$233.1 million for the year ended March 31, 2015 from US$233.8 million for the corresponding period in 2014. Interest income in our treasury segment mainly consisted of interest income from our investment portfolio, such as short-term placements and corporate and government debt securities.

Interest on investment securities increased by US$3.5 million, or 1.6%, for the year ended March 31, 2015 compared to the corresponding period in 2014, while interest on loans and advances to customers, interest from cash and cash equivalents and interest on financial derivatives decreased by US$2.3 million, US$1.0 million and US$0.9 million, respectively.

A 4.1% increase in the total average balance of investment securities to US$2,999.1 million for the year ended March 31, 2015 from US$2,881.1 million for the corresponding period in 2014, resulted in an increase of US$9.9 million in interest income. Meanwhile, the nominal average rate on investment securities decreased to 7.7% for the year ended March 31, 2015 from 7.9% for the corresponding period in 2014, resulting in a decrease of US$6.3 million in interest income. The decrease in the nominal average rate was principally due to lower interest rates on Guatemalan government’s recent securities issuances, as a result of lower international interest rates.

Interest Expense

The following table presents the components of interest expense in our treasury segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	67.6	70.3	(2.7)	(3.8)
Loans obtained	50.5	57.6	(7.1)	(12.3)
Financial obligations	22.3	19.6	2.7	13.8
Other obligations	11.9	8.2	3.7	45.1
Financial derivatives expense	0.9	0.6	0.3	50.0

Total interest expense	153.2	156.3	(3.1)	(2.0)

Interest expense decreased 2.0% to US$153.2 million for the year ended March 31, 2015 from US$156.3 million for the corresponding period in 2014. The decrease in interest expense for the year ended March 31, 2015 was principally attributable to a US$7.1 million, or 12.3%, decrease in interest expense on loans obtained and a US$2.7 million, or 3.8%, decrease in interest expense on deposits from customers. This decrease in interest expense was mitigated by an increase in interest expense on other obligations of US$3.7 million, an increase in interest expense on financial obligations of US$2.7 million, and an increase in interest expense on financial derivatives of US$0.3 million.

A US$419.8 million, or 50.9%, higher average volume of loans obtained accounted for US$17.3 million of the increase in interest expense, while a decrease in the nominal average to 4.1% for the year ended March 31, 2015 from 7.0% for the corresponding period in 2014 accounted for a US$24.4 million decrease in interest expense.

A decrease in the nominal average rate of deposits from customers, from 3.3% for the year ended March 31, 2014 to 3.0% for the year ended March 31, 2015, accounted for a US$4.7 million decrease in interest expense, which was partially offset by a US$2.0 million increase in interest expense due to a US$130.0 million, or 6.0%, higher average volume of deposits from customers.

A US$14.2 million, or 11.5%, higher average volume of other obligations accounted for US$1.2 million of the increase in interest expense, while an increase in the nominal average rate, from 6.7% for the year ended March 31, 2014 to 8.7% for the year ended March 31, 2015 accounted for a US$2.5 million increase in interest expense.

An increase in the nominal average rate of financial obligations, from 7.2% for the year ended March 31, 2014 to 8.4% for the corresponding period ended March 31, 2015, accounted for a US$3.3 million increase in interest expense, which was partially offset by a decrease of US$0.6 million in interest expense due to a US$5.2 million, or 1.9%, lower average volume of financial obligations.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our treasury segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Recoveries	1.1	5.6	(4.5)	(80.4)
Gain on foreign exchange transactions	4.3	2.1	2.2	104.8
Dividends	2.0	0.5	1.5	300.0
Foreclosed assets	0.0	(0.1)	0.1	N/M
Other	4.2	3.0	1.2	40.0

Fee and commission income, net and other operating income, net	11.6	11.2	0.4	3.6

Fee and commission income, net and other operating income, net increased by US$0.4 million to US$11.6 million for the year ended March 31, 2015 from US$11.2 million for the corresponding period in 2014. The increase in fee and commission income, net and other operating income, net was mainly due to: an increase of US$2.2 million, or 104.8%, in income from gain on foreign exchange transactions related to higher transactions in our foreign exchange desk; an increase of US$1.5 million, or 300.0%, in income from dividends related to our investments in equity instruments; and an increase of US$1.2 million, or 40.0%, in other as a result of extraordinary income from commissions and other services and as a result of higher other operating income related to adjustments in investment securities of Banpaís. The increase in fee and commission income, net and other operating income, net was partially offset by lower income from recoveries, which decreased by US$4.5 million for the period ended March 31, 2015 compared to the corresponding period in 2014, which was primarily related to lower recoveries of our loan portfolio previously categorized as impaired.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our treasury segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	12.0	9.1	2.9	31.9
Administrative expenses	18.8	20.1	(1.3)	(6.5)
Rent expenses	1.3	1.2	0.1	8.3

Operating and administrative expenses	32.1	30.3	1.8	5.9

Operating and administrative expenses increased 5.9% to US$32.1 million for the year ended March 31, 2015 from US$30.3 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to a US$2.9 million, or 31.9%, increase in personnel costs associated with higher wages and salaries and to the compensation of directors and executive officers. The increase in operating and administrative expenses was partially offset by a decrease of US$1.3 million, or 6.5%, in administrative expenses related to taxes corresponding to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues.

Profit Before Tax

As a result of the foregoing, our treasury segment’s profit before tax for the year ended March 31, 2015 increased 1.9% to US$59.4 million from US$58.3 million for the corresponding period in 2014.

For the year ended March 31, 2015, Guatemala contributed US$52.3 million to our treasury segment’s profit before tax, or 88.0%, as compared to US$52.3 million, or 80.0% for the year ended March 31, 2014.

For the year ended March 31, 2015, Honduras contributed US$5.9 million to our treasury segment’s profit before tax, or 9.9%, as compared to US$12.5 million, or 19.1% for the year ended March 31, 2014.

For the year ended March 31, 2015, El Salvador contributed US$1.3 million to our treasury segment’s profit before tax, or 2.2%, as compared to US$0.6 million, or 0.9% for the year ended March 31, 2014.

Insurance

Interest Income

The following table presents the components of interest income in our insurance segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Interest income
Investment securities	6.6	4.4	2.2	50.0
Loans and advances to customers	0.1	0.1	0.0	0.0
Accounts receivable	1.7	1.7	0.0	0.0
Cash and cash equivalents	0.0	0.1	(0.1)	N/M

Total interest income	8.4	6.3	2.1	33.3

Interest income increased by US$2.1 million, or 33.3%, to US$8.4 million for the year ended March 31, 2015 from US$6.3 million for the corresponding period in 2014, principally due to a US$2.2 million increase in interest from investment securities. This increase was partially offset by a US$0.1 million decrease in interest income from cash and loans and advances to customers. Interest income in our insurance segment mainly consisted of interest income from investment in local-currency Guatemalan government securities.

A 49.1% higher average volume of investment in securities accounted for US$2.2 million of the increase in interest income. Meanwhile the nominal average rate remained stable at 7.8% for the year ended March 31, 2015 and for the corresponding period in 2014.

The increase in interest income attributable to a higher average volume of investment in securities was mainly due to an increase in our local currency-denominated investments to US$59.6 million for the year ended March 31, 2015 from US$35.7 million for the corresponding period in 2014, which accounted for US$1.9 million of the increase in interest income.

Net Premium Income

The following table presents the components of net premium income in our insurance segment for the years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Premiums earned	194.2	190.3	3.9	2.0
Reserves	3.4	(10.1)	13.5	N/M
Reinsurance ceded	(92.2)	(77.4)	(14.8)	19.1
Acquisition and renewal cost	(11.5)	(17.9)	6.4	(35.8)
Insurance claims	(67.9)	(67.5)	(0.4)	0.6
Other income	9.4	8.6	0.8	9.3

Net premium income	35.4	26.1	9.3	35.6

Premiums Earned

Premiums earned increased by US$3.9 million, or 2.0%, for the year ended March 31, 2015 compared to the corresponding period in 2014, mainly as a result of an increase in gross premiums written, mainly in Guatemala, and mostly in health insurance and group life insurance, which have been focus areas for our insurance subsidiaries.

Reserves

For the year ended March 31, 2015, the adjustment of technical reserves was US$3.4 million compared to (US$10.1) million for the corresponding period in 2014. This increase in technical reserves was primarily due to the liberation of reserves of non-accrued premiums that were generated by the creation of two proportional reinsurance programs that were implemented by Seguros El Roble for its individual health and group automobile insurance lines.

The proportional reinsurance programs implemented in 2014 transferred retained risk to reinsurers. As a result of these programs, the insurance subsidiaries could allocate capital to other more profitable lines of business.

Reinsurance Ceded

Reinsurance ceded increased 19.1% to US$92.2 million for the year ended March 31, 2015 from US$77.4 million for the corresponding period in 2014. The increase in reinsurance ceded was principally due to the two reinsurance programs that were implemented by Seguros El Roble for its individual health and group automobile insurance lines.

Acquisition and Renewal Cost

Acquisition and renewal cost decreased 35.8% to US$11.5 million for the year ended March 31, 2015 from US$17.9 million for the corresponding period in 2014. The decrease in acquisition and renewal cost was primarily due to commissions earned from the reinsurance contracts described above.

Expenses for Insurance Claims

Expenses for insurance claims increased 0.6% to US$67.9 million for the year ended March 31, 2015 from US$67.5 million for the corresponding period in 2014. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty and health insurance resulting from an increase in number of policies.

Fee and Commission Income, Net and Other Operating Income, Net

Fee and commission income, net and other operating income, net in our insurance segment decreased 20.2% to US$6.7 million for the year ended March 31, 2015 from US$8.4 million for the corresponding period in 2014. The decrease in fee and commission income, net and other operating income, net was principally due to lower income from recoveries, which decreased by US$0.4 million for the year ended March 31, 2015 as compared to the corresponding period ended March 31, 2014. Recoveries vary over time in relation to previous period losses; however, the percentage of recoveries has historically been relatively stable. The decrease in fee and commission income, net and other operating income, net was also a result of a US$0.1 million decrease in income from the sale of foreclosed assets and a US$1.1 million decrease in other income which was mainly related to lower income from services to our clients.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our insurance segment for years ended March 31, 2015 and 2014.

	For the year ended March 31,		Change
	2015	2014	(US$ in millions)%
	(US$ in millions)
Personnel costs	14.1	12.7	1.4	11.0
Administrative expenses	11.4	7.1	4.3	60.6
Rent expenses	0.6	0.2	0.4	200.0

Operating and administrative expenses	26.1	20.0	6.1	30.5

Operating and administrative expenses increased 30.5% to US$26.1 million for the year ended March 31, 2015 from US$20.0 million for the corresponding period in 2014. The increase in operating and administrative expenses was principally due to: a US$4.3 million, or 60.6%, increase in administrative expenses; a US$1.4 million, or 11.0%, increase in personnel costs; and a US$0.4 million, or 200.0%, increase in rent expenses. The increase in administrative expenses was primarily due to higher professional fees related to services provided to our clients, which increased by US$4.2 million. The increase in personnel costs was mainly related to a US$1.0 millon increase in compensation of directors and executive officers and to a US$0.4 million increase in wages and salaries.

Profit Before Tax

As a result of the foregoing, our insurance segment’s profit before tax for the year ended March 31, 2015 increased 17.4%, to US$24.3 million from US$20.7 million for the corresponding period in 2014.

For the year ended March 31, 2015, Guatemala contributed US$19.8 million to our insurance segment’s profit before tax, or 81.5%, as compared to US$17.5 million, or 84.5%, for the year ended March 31, 2014.

For the year ended March 31, 2015, Honduras contributed US$4.5 million to our insurance segment’s profit before tax, or 18.5%, as compared to US$3.2 million, or 15.5%, for the year ended March 31, 2014.

Results of Operations for the Year Ended March 31, 2014 Compared to the Year Ended March 31, 2013

The following table shows the principal components of our consolidated income statement for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
CONSOLIDATED INCOME STATEMENTS
Interest income	738.6	624.2	114.4	18.3
Interest expense	(371.8)	(310.5)	(61.3)	19.7

Net interest income	366.8	313.7	53.1	16.9

Loan impairment charges	(28.5)	(16.9)	(11.6)	68.6

Net interest income after provisions	338.3	296.8	41.5	14.0
Fee and commission income	194.0	177.1	16.9	9.5
Fee and commission expense	(22.3)	(20.4)	(1.9)	9.3

Net fee and commission income	171.8	156.7	15.1	9.6

Premiums earned, net technical reserves	188.8	163.5	25.3	15.5
Acquisition and renewal costs	(95.3)	(83.2)	(12.1)	14.5
Expenses for insurance claims	(67.5)	(60.1)	(7.4)	12.3

Net premium income	26.1	20.2	5.9	29.2

Profit for banking and insurance operations	536.1	473.6	62.5	13.2
Operating and administrative expenses	(326.7)	(276.1)	(50.6)	18.3
Other operating income, net	13.6	9.8	3.8	38.8

Profit before tax	223.0	207.4	15.6	7.5
Income tax	(41.8)	(45.4)	3.6	(7.9)

Profit for the year	181.2	162.0	19.2	11.9

An analysis of the components set forth in the foregoing table follows.

Interest Income

The following table presents the components of our interest income for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	500.5	415.2	85.3	20.5
Investment securities	232.6	204.1	28.5	14.0
Financial derivatives income	2.2	2.6	(0.4)	(15.4)
Accounts receivable	1.7	1.5	0.2	13.3
Cash and cash equivalents	1.7	0.9	0.8	88.9

Total interest income	738.6	624.2	114.4	18.3

Interest income increased 18.3% to US$738.6 million for the year ended March 31, 2014 from US$624.2 million for the corresponding period in 2013, primarily due to growth in the average volume of interest-earning assets, which increased by 15.5%. The total increase in interest income was due to: a US$85.3 million, or 20.5%, increase in interest income from loans to customers; a US$28.5 million, or 14.0%, increase in interest on investments securities; and a combined US$1.0 million increase in interest from cash and cash equivalents and accounts receivable. This increase was partially offset by a US$0.4 million, or 15.4%, decrease in interest from financial derivatives income.

Interest on our loan portfolio increased by US$85.3 million, or 20.5%, for the year ended March 31, 2014 compared to the corresponding period in 2013, primarily driven by both our commercial banking and retail banking segments, which increased US$48.4 million and US$33.0 million, respectively.

An 18.1% increase in the total average balance of loans and advances to customers to US$6,111.7 million for the year ended March 31, 2014 from US$5,173.8 million for the corresponding period in 2013 accounted for a US$70.4 million increase in interest income. This increase in the volume of loans was a result of our organic growth and execution of our marketing strategies in both our commercial and retail banking segments, which contributed an increase of US$549.5 million and US$388.5 million in average balance of loans, respectively. An increase in the average rate to 8.2% for the year ended March 31, 2014 from 8.0% for the corresponding period in 2013 accounted for a US$15.1 million increase in interest income.

Interest on investment securities increased US$28.5 million for the year ended March 31, 2014 compared to the corresponding period in 2013, due to an increase of 13.2% in the total average balance. This increase resulted from the 13.1% increase in the average balance of our local currency-denominated investment securities to US$1,982.6 million for the year ended March 31, 2014 from US$1,753.5 million for the corresponding period in 2013, mainly due to the growth in our investment securities issued by the Guatemalan government.

Our treasury segment was the largest contributor to growth in interest income from investment securities with a US$28.0 million increase in interest income for the year ended March 31, 2014 compared to the corresponding period ended March 31, 2013. This increase was a result of a 13.2% higher average volume of invested securities, mainly in local-currency Guatemalan government securities, which resulted in a US$20.4 million increase in interest income.

The increase in interest income from cash and cash equivalents of US$0.8 million and the increase in interest income from accounts receivable of US$0.2 million were both mainly due to a higher nominal average rate. The decrease in interest income from financial derivatives was mainly due to a lower number of financial derivative transactions.

Interest Expense

The following table presents the components of our interest expense for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	227.4	196.7	30.7	15.6
Loans obtained	86.7	60.6	26.1	43.1
Financial obligations	38.3	34.2	4.1	12.0
Other obligations	18.9	18.3	0.6	3.3
Financial derivatives expense	0.6	0.7	(0.1)	(14.3)

Total interest expense	371.8	310.5	61.3	19.7

Total interest expense increased 19.7% to US$371.8 million for the year ended March 31, 2014 from US$310.5 million for the corresponding period in 2013, principally due to a higher average volume of our deposits from customers and to a higher average volume of loans obtained.

The increase in interest expense for the year ended March 31, 2014 was principally due to: a US$30.7 million, or 15.6%, increase in interest for depository obligations; a US$26.1 million, or 43.1%, increase in interest for loans obtained; a US$4.1 million, or 12.0%, increase in interest for financial obligations; and a US$0.6 million increase in interest for other obligations; partially offset by a US$0.1 million decrease in interest expense for financial derivatives.

Interest expense from deposits from customers increased US$30.7 million, or 15.6%, for the year ended March 31, 2014 compared to the corresponding period ended March 31, 2013, mainly due to a US$642.3 million increase in average volume, driven by a US$360.1 million, or 20.6%, increase in average volume of deposits from customers in our retail banking segment, and a US$239.1 million, or 12.5% increase in average volume of deposits from customers in our treasury segment.

The higher average volume of deposits accounted for US$21.8 million of the increase in interest expense, principally due to an increase in the average volume of our term deposits, which accounted for US$18.5 million of the increase in interest expense, while a higher average volume of demand deposits and saving deposits accounted for US$1.6 million and US$1.8 million, respectively.

An increase in the nominal average rate of our deposits from customers, from 3.2% for the year ended March 31, 2013 to 3.3% for the corresponding period in 2014, accounted for a US$8.8 million increase in interest expense, mainly due to an increase in the nominal average rate of our term deposits to 6.3% for the year ended March 31, 2014 from 6.0% for the year ended March 31, 2013, which accounted for an increase of US$10.1 million.

A 35.0% increase in the average volume of loans obtained, primarily driven by an increase in financing from foreign banks, which funded an increase of US$586.8 million in the average volume of our U.S. dollar-denominated loans to customers, accounted for US$21.4 million of the increase in interest expense. Meanwhile an increase in the nominal average rate, from 4.0% for the year ended March 31, 2013 to 4.3% for the corresponding period in 2014, accounted for a US$4.7 million increase in interest expense. The higher interest rate for loans obtained in foreign currency is a result of the issuance of bonds for US$50.0 million and US$35.2 million in Honduras by Banpaís and also as a result of our long-term U.S. dollar-denominated debt financing.

A 14.7% higher average volume of financial obligations accounted for US$4.7 million of the increase in interest expense, which was partially offset by a decrease in the nominal average rate, from 7.7% for the year ended March 31, 2013 to 7.5% for the corresponding period in 2014, which resulted in a US$0.6 million decrease in interest expense.

Net interest margin remained stable at 3.9% for the year ended March 31, 2014 compared to the corresponding period in 2013, primarily as a result of the higher net interest margin of our local currency-denominated assets, which was offset by a decrease in the net interest margin of our U.S. dollar-denominated assets.

Loan Impairment Charges

The following table presents our loan impairment charges, our NPL ratio, our coverage ratio and the allowances for loan losses for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions except percentages)
Loan impairment charges	(28.5)	(16.9)	(11.6)	68.6
NPL ratio	1.7%	1.8
Coverage ratio	90.7%	95.7%
Allowance for loan losses	97.7	93.9

Loan impairment charges increased 68.6% to US$28.5 million for the year ended March 31, 2014 from US$16.9 million for the corresponding period in 2013. The increase in loan impairment charges for the year ended March 31, 2014 compared to the corresponding period in 2013 was mainly due to a higher average balance of our loan portfolio by US$937.9 million for the year ended March 31, 2014, compared to the corresponding period in 2013.

The main contributor to the increase in loan impairment charges was our commercial banking segment with a US$10.7 million, or 164.6%, increase. Even though the commercial banking segment maintained a high-quality loan portfolio, with an NPL ratio of 1.4% as of March 31, 2014. During 2014, we had higher loan impairment charges as a result of our organic growth, which was reflected in a US$549.5 million increase in our average volume of commercial loans. For the year ended March 31, 2014 our commercial banking segment recorded US$17.2 million in loan impairment charges, representing 60.4% of total loan impairment charges, while as of March 31, 2014, our commercial banking segment loan portfolio represented 75.1% of our total loan portfolio.

Our retail banking segment contributed US$1.0 million, or 9.6%, to the increase in loan impairment charges, as a result of lower income from recoveries in 2014 and the charge-offs of the reserves. Nevertheless, the quality of our retail loan portfolio was reflected in an NPL ratio of 2.6% as of March 31, 2014. For the year ended March 31, 2014 our retail banking segment recorded US$11.4 million in loan impairment charges, representing 40.0% of total loan impairment charges, while as of March 31, 2014 our retail banking segment loan portfolio represented only 24.9% of our total loans.

The balance of our NPL increased to US$107.7 million for the year ended March 31, 2014 from US$98.2 million for the corresponding period ended March 31, 2013, while our total loans increased to US$6,470.1 million for the year ended March 31, 2014 from US$5,605.9 million for the corresponding period in 2013. As a result, our NPL ratio improved to 1.7% for the year ended March 31, 2014 from 1.8% for the corresponding period in 2013.

Allowances for loan losses increased to US$97.7 for the year ended March 31, 2014 from US$93.9 million for the corresponding period ended March 31, 2013, which in combination with the change in our NPL explained above, resulted in a decrease in our coverage ratio to 90.7% for the year ended March 31, 2014 from 95.7% for the corresponding period in 2013.

Fee and Commission Income

The following table presents the components of our fee and commission income for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Fee and commission income
Commissions	89.0	76.5	12.5	16.3
Bank services	33.1	35.0	(1.9)	(5.4)
Leases	18.6	15.6	3.0	19.2
Account handling	10.3	9.3	1.0	10.8
Gain on foreign exchange transactions	18.1	16.2	1.9	11.7
Trading in securities	5.4	4.6	0.8	17.4
Legal services	4.1	3.4	0.7	20.6
Maintenance	1.2	0.2	1.0	500.0
Other(1)	14.3	16.4	(2.1)	(12.8)

Total fee and commission income	194.0	177.1	16.9	9.5

(1)	Other includes fee and commission income from storage, tax collections, BiMóvil, electronic billing, rejected checks and price differences in repurchase of government securities.

Fee and commission income increased 9.5% to US$194.0 million for the year ended March 31, 2014 from US$177.1 million for the corresponding period in 2013, primarily as a result of an increase in commissions from loans and advances to customers, commissions, leases and maintenance. This increase was partially offset by decreases in commissions from bank services and other commissions and fees.

The increase in our commissions of US$12.5 million, or 16.3%, was a result of: (1) a US$549.5 million increase in the average volume of our loan portfolio in the commercial banking segment, resulting in higher disbursement fees from our clients; (2) an increase in commissions earned for the structuring of syndicated loans associated with large loans through our commercial banking segment; (3) higher commissions from trade-related lines of credit; and (4) higher fees related to family remittances, as a consequence of a greater volume of family remittances processed by our banking subsidiaries.

The increase in fee and commission income was partially offset by a US$1.9 million decrease in fee income from bank services, which mainly resulted from a reduction in our debit card service fees in order to remain in line with the fee ranges charged by our competitors.

Other fee and commission income decreased by US$2.1 million, or 12.8%, as a result of a reduction in fees from rejected checks, charges related to the issuance of check books and cashier checks, which have diminished as a result of the migration to electronic transactions for payment and transfer operations by our clients.

Fee and Commission Expense

The following table presents the components of our fee and commission expense for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Fee and commission expenses
Protection fund contributions	8.3	6.8	1.5	22.1
Assistance for property and casualty and other	1.3	1.2	0.1	8.3
Other services expense	8.3	7.3	1.0	13.7
Additional benefits	1.7	1.1	0.6	54.5
Loans obtained	0.8	0.1	0.7	700.0
Trading in securities	0.7	1.1	(0.4)	(36.4)
Other(1)	1.1	2.8	(1.7)	(60.7)

Total fee and commission expenses	22.3	20.4	1.9	9.3

(1)	Other includes fee and commission expenses from collections, loss on foreign exchange transactions, price differences in repurchase of government securities, deposits from customers, uncollected income and other commissions.

Fee and commission expense increased 9.3% to US$22.3 million for the year ended March 31, 2014 from US$20.4 million for the corresponding period in 2013, primarily due to an increase in protection fund contributions, other services expenses, commission from loans obtained and additional benefits. This increase was partially offset by a decrease in expenses from trading securities and other fee and commission expenses.

The US$1.5 million, or 22.1%, increase in protection fund contributions is a result of the asset growth of our banking subsidiaries. The protection fund contribution is similar to the FDIC (Federal Deposit Insurance Corporation) insurance scheme in the United States and is paid to the local banking regulators as a percentage of the banking assets.

The increase in expenses such as other services expense of US$1.0 million, commission for loans obtained of US$0.7 million, additional benefits of US$0.6 million and assistance for property and casualty of US$0.1 million, were in line with the organic growth of our business.

The decrease in other fee and commissions expenses of US$1.7 million, or 60.7%, was primarily due to fewer securities repurchase transactions during 2014.

Fee income ratio for year ended March 31, 2014 decreased to 32.0% as compared to 33.1% for the corresponding period in 2013, primarily as a result of an increase of profit for banking and insurance operations of US$62.5 million, or 13.2%.

Net Premium Income

The following table presents the components of our net premium income for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Premiums earned, net of technical reserves	188.8	163.5	25.3	15.5
Acquisition and renewal costs	(95.3)	(83.2)	(12.1)	14.5
Expenses for insurance claims	(67.5)	(60.1)	(7.4)	12.3

Net premium income	26.1	20.2	5.9	29.2

Net premium income increased 29.2% to US$26.1 million for the year ended March 31, 2014 from US$20.2 million for the corresponding period in 2013. The increase in net premium income was principally due to a US$25.3 million, or 15.5%, increase in premiums earned, net of technical reserves, and partially offset by a US$12.1 million, or 14.5%, increase in acquisition and renewal costs and a US$7.4 million increase in expenses for insurance claims.

Premiums earned, net of technical reserves increased by US$25.3 million, or 15.5%, for the year ended March 31, 2014 compared to the corresponding period in 2013, mainly as a result of an increase in premiums written in Guatemala and Honduras.

The principal source of growth for our premiums written in the Guatemalan insurance market were group life and group health insurance, which grew US$13.5 million, or 25.7%, for the year ended March 31, 2014, as compared to the corresponding period in 2013.

In the Honduran insurance market, our premiums-written growth came from property and casualty insurance, which grew US$2.9 million, or 24.4%, for the year ended March 31, 2014, as compared to the corresponding period in 2013.

Acquisition and renewal cost increased by US$12.1 million, or 14.5%, for the year ended March 31, 2014 compared to the corresponding period in 2013. The increase in acquisition and renewal cost was principally due to an increase in commissions for insurance brokers or insurance agents as a result of growth in premiums written.

Expenses for insurance claims increased by US$7.4 million, or 12.3%, for the year ended March 31, 2014 compared to the corresponding period in 2013. The increase in expenses for insurance claims was principally due to an increase in claims for property and casualty resulting from an increase in total number of policies.

Operating and Administrative Expenses

The following table presents the components of our operating and administrative expenses for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Operating and administrative expenses
Personnel costs	151.4	138.8	12.6	9.1
Administrative expenses	164.9	126.6	38.3	30.3
Rent expenses	10.4	10.7	(0.3)	(2.8)

Total operating and administrative expenses	326.7	276.1	50.6	18.3

Operating and administrative expenses increased 18.3% to US$326.7 million for the year ended March 31, 2014 from US$276.1 million for the corresponding period in 2013. The increase in operating and administrative expenses was principally due to a US$38.3 million, or 30.3%, increase in administrative expenses, followed by a US$12.6 million, or 9.1% increase in personnel costs, partially offset by a decreased of US$0.3 million in rent expenses.

The increase in administrative expenses was due to a US$7.4 million, or 32.2%, increase in non-income taxes and dues and a US$2.4 million increase in insurance premiums and bonding. These expenses were related to the growth of our physical infrastructure, including property taxes. The number of our branches increased to 627 as of March 31, 2014 from 568 branches as of March 31, 2013. In addition, we opened two main office buildings: one for the headquarters of our banking subsidiary in El Salvador; and the other for the headquarters of our banking subsidiary in Guatemala. There was also an increase in non-income taxes as a result of a reclassification of tax expenses from our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues. The increase in administrative expenses was also due to a US$3.4 million, or 38.6%, increase in professional fees related to the hiring of external advisors in different fields such as risk assessment, and specific advisory regarding specific loan transactions in sectors such as energy and telecommunications. The increase in administrative expenses was also due to a US$2.9 million, or 15.2%, increase in depreciation, which was mainly related to depreciation of computer equipment and office furniture as a result of new investments made in equipment for our new branches and points of service. The increase in administrative expenses was also due to a US$1.8 million increase in marketing and advertising, which was mainly related to the launch of a new savings account named “Cuenta SOS” for our banking subsidiaries in Guatemala and Honduras. The increase in administrative expenses was also due to a US$17.3 million increase in miscellaneous expenses that included maintenance, donations, loyalty program expenses and utilities, among others.

Personnel costs increased from US$138.8 million for the year ended March 31, 2013 to US$151.4 million for the year ended March 31, 2014, primarily due to higher wages and salaries, which increased by US$7.1 million, or 9.3%, for the year ended March 31, 2014 compared to the corresponding period ended March 31, 2013, and to a higher average headcount, as a result of the expansion of our network and our practice of increasing wages and salaries annually to adjust for inflation. As of March 31, 2014, we had 10,386 employees with a US$14,577 average annual personnel cost compared to 9,850 employees with a US$14,091 average annual personnel cost as of March 31, 2013.

Our efficiency ratio for the year ended March 31, 2014 was 53.2%, compared to 51.4% for the year ended March 31, 2013. The higher efficiency ratio registered for the year ended March 31, 2014 was mainly a result of growth in our operating and administrative expenses.

Other Operating Income, Net

Other operating income, net increased by US$3.8 million, or 38.8%, for the year ended March 31, 2014 compared to the corresponding period ended March 31, 2013, as a result of an increase in recoveries by US$3.3 million, which was related to recoveries from loans that were declared as losses, as well as result of an increase in income from dividends of US$0.4 million, which was related to our equity security investments.

Profit Before Tax

Profit before tax increased 7.5% to US$223.0 million for the year ended March 31, 2014 from US$207.4 million for the corresponding period in 2013, primarily as a result of a 16.9%, or US$53.1 million, increase in net interest income, and a 9.6%, or US$15.1 million increase in net fee and commission income, and a 29.2%, or US$5.9 million, increase in net premium income, partially offset by a 18.3%, or US$50.6 million, increase in operating and administrative expenses.

Income Tax

Our income tax expense decreased to US$41.8 million for the year ended March 31, 2014 from US$45.4 million for the corresponding period in 2013, resulting in a decrease in our effective tax rate to 18.7% for the year ended March 31, 2014 from 21.9% for the corresponding period in 2013.

Profit for the Year

As a result of the foregoing, our profit for the year increased 11.9% to US$181.2 million for the year ended March 31, 2014 from US$162.0 million for the corresponding period in 2013.

Our ROAE decreased from 22.7% for the year ended March 31, 2013, compared to 21.7% for the corresponding period in 2014 as a result of higher average equity, from US$712.5 million for the year ended March 31, 2013, compared to US$835.9 million for the corresponding period in 2014.

Although average total assets increased 14.7% to US$10,936.9 million for the year ended March 31, 2014, as compared to US$9,537.2 million for the corresponding period in 2013, ROAA remained stable at 1.7% for the year ended March 31, 2014, compared to 1.7% for the corresponding period in 2013 as a result of the increase in profit for the year.

Results of Operations by Segment for the Year Ended March 31, 2014 Compared to the Year Ended March 31, 2013

The following table presents an overview of the income statement data for each of our reportable operating segments (see Note 32 to our Annual Financial Statements), including eliminations of inter-segment revenue and unallocated amounts, for the years ended March 31, 2014 and 2013.

	Commercial Banking		Retail Banking		Treasury		Insurance		Corporate and Eliminations(1)
	For the years ended March 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)		(US$ in millions)
Interest income	304.4	256.2	194.0	161.0	233.8	201.2	6.3	5.3	0.2	0.4
Interest expense	(128.4)	(97.7)	(87.0)	(78.0)	(156.3)	(134.7)	0.0	0.0	(0.1)	(0.2)

Net interest income	175.9	158.5	107.0	83.1	77.5	66.5	6.3	5.3	0.1	0.3
Loan impairment charges	(17.2)	(6.5)	(11.4)	(10.4)	0.0	0.0	0.0	0.0	0.0	0.0
Fee and commission income, net and other operating income, net	39.6	30.4	104.5	95.7	11.2	15.2	8.4	5.4	21.7	19.8
Premiums earned, net of technical reserves	0.0	0.0	0.0	0.0	0.0	0.0	188.8	163.5	0.0	0.0
Acquisition and renewal costs	0.0	0.0	0.0	0.0	0.0	0.0	(95.3)	(83.2)	0.0	0.0
Expenses for insurance claims	0.0	0.0	0.0	0.0	0.0	0.0	(67.5)	(60.1)	0.0	0.0

Net premium income	0.0	0.0	0.0	0.0	0.0	0.0	26.1	20.2	0.0	0.0
Operating and administrative expenses	(91.3)	(82.2)	(155.3)	(126.0)	(30.3)	(28.2)	(20.0)	(14.5)	(29.8)	(25.2)

Profit before tax	107.1	100.2	44.8	42.3	58.3	53.5	20.7	16.5	(8.0)	(5.1)

(1)	Corporate and eliminations corresponds to expenses of Bicapital, elimination of intercompany transactions, and certain other unallocated amounts.

An analysis of the components by segment set forth in the foregoing table follows.

Commercial Banking

Interest Income

The following table presents the components of interest income in our commercial banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	304.1	255.3	48.8	19.1
Financial derivatives income	0.0	0.4	(0.4)	N/M
Cash and cash equivalents	0.3	0.6	(0.3)	(50.0)

Total interest income	304.4	256.2	48.2	18.8

Interest income increased 18.8% to US$304.4 million for the year ended March 31, 2014 from US$256.2 million for the corresponding period in 2013. The increase in interest income was principally due to a US$48.8 million, or 19.1%, increase in interest income from loans and advances to customers.

A 16.5% higher average volume of loans accounted for US$36.4 million of the increase in interest income, while an increase in the nominal average rate, from 7.7% for the year ended March 31, 2013 to 7.8% for the corresponding period in 2014, accounted for a US$12.4 million increase in interest income.

The increase in interest income attributable to the change in the average volume of loans was mainly due to an increase in the average volume of our foreign currency-denominated loans to US$3,055.9 million for the year ended March 31, 2014 from US$2,442.6 million for the year ended March 31, 2013, as a result of our organic growth. This increase in the average volume of our foreign currency-denominated loans accounted for a US$43.3 million increase in interest income. This increase was partially offset by a decrease in the average volume of our local currency-denominated loans to US$818.4 million for the year ended March 31, 2014 from US$882.2 million for the year ended March 31, 2013, which accounted for a US$6.9 million decrease in interest income. This decrease in the average volume of our local currency-denominated loans was mainly due to a shift to foreign currency-denominated loans as a result of better interest rates in addition to stable exchange rates, which rendered U.S. dollar-denominated loans more attractive.

The increase in interest income attributable to the change in the nominal average rate of loans is mainly due to an increase in the nominal average rate of our local currency-denominated loans to 10.8% for the year ended March 31, 2014 from 9.0% for the year ended March 31, 2013, which accounted for a US$15.5 million increase in interest income, principally as a result of our growth in the SME sector, which has higher average interest rates. This increase was partially offset by a slight decrease in the nominal average rate of our foreign currency-denominated loans to 7.1% for the year ended March 31, 2014 from 7.2% for the year ended March 31, 2013, which accounted for a US$3.1 million decrease in interest income.

Interest Expense

The following table presents the components of interest expense in our commercial banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	77.5	61.6	15.9	25.8
Loans obtained	27.6	19.2	8.4	43.8
Financial obligations	12.7	11.6	1.1	9.5
Other obligations	10.7	5.3	5.4	101.9

Total interest expense	128.4	97.7	30.7	31.4

Interest expense increased 31.4% to US$128.4 million for the year ended March 31, 2014 from US$97.7 million for the corresponding period in 2013. The increase in interest expense for the year ended March 31, 2014 was principally due to a US$15.9 million, or 25.8%, increase in interest expense for deposits from customers, and to a US$8.4 million, or 43.8%, increase in interest expense for loans obtained.

A 5.6% higher average volume of deposits from customers accounted for a US$11.7 million increase in interest expense, while an increase in the average rate to 3.0% for the year ended March 31, 2014 from 2.5% for the corresponding period ended March 31, 2013 accounted for a US$4.2 million increase in interest expense, due to higher interest rates in our U.S. dollar-denominated term deposits.

The increase in interest expense attributable to changes in the average volume of deposits was mainly due to a higher average volume of our term deposits, which increased to US$1,126.7 for the year ended March 31, 2014 from US$918.3 million for the corresponding period ended March 31, 2013, and resulted in a US$12.3 million increase in interest expense.

The increase in interest expense attributable to changes in the nominal average rate of deposits was mainly due to a higher nominal average rate of our term deposits, which increased to 5.9% for the year ended March 31, 2014 from 5.5% for the corresponding period in 2014, resulted in a US$3.6 increase in interest expense, due to a more competitive environment in the market for foreign-currency term deposits.

A 2.4% higher average volume of loans obtained accounted for a US$0.9 million increase in interest expense, while an increase in the nominal average rate to 5.3% for the year ended March 31, 2014 from 3.8% for the corresponding period ended March 31, 2013, accounted for a US$7.5 million increase in interest expense. The higher interest rate for loans obtained was a result of the contracting of a loan with Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. for US$86 million during 2012 by Banpaís, and also as a result of our long-term U.S. dollar-denominated debt financing.

The increase in interest expense attributable to the higher nominal average rate of loans obtained was mainly due to a growth in the nominal average rate of our loans obtained in foreign currency to 5.2% for the year ended March 31, 2014 from 3.8% for the year ended March 31, 2013, which accounted for a US$7.2 million increase in interest expense.

A 128.8% higher average volume of other obligations accounted for a US$6.0 million increase in interest expense, while a decrease in the nominal average rate to 8.0% for the year ended March 31, 2014 from 9.0% for the corresponding period ended March 31, 2013, accounted for a US$0.6 million decrease in interest expense.

A 1.0% higher average volume of financial obligations accounted for a US$0.2 million increase in interest expense, while an increase in the nominal average rate to 6.6% for the year ended March 31, 2014 from 6.1% for the corresponding period ended March 31, 2013, accounted for a US$0.9 million increase in interest expense.

Net interest margin for the year ended March 31, 2014 decreased to 4.5% as compared to 4.7% for the corresponding period in 2013, primarily as a result of higher net interest income, which increased 11.0% while total average interest-earning assets grew 15.5%.

Loan Impairment Charges

The following table presents the loan impairment charges in our commercial banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Loan impairment charges	(17.2)	(6.5)	(10.7)	164.6

Loan impairment charges in our commercial banking segment grew by US$10.7 million, or 164.6%, for the year ended March 31, 2014, compared to the corresponding period in 2013. Even though our commercial banking segment maintains a high-quality loan portfolio, with an NPL ratio of 1.4% as of March 31, 2014. During 2014 we had higher loan impairment charges as a result of our organic growth, which was reflected by a US$549.5 million increase in the average volume of our commercial loans. For the year ended March 31, 2014 our commercial banking segment recorded US$17.2 million in loan impairment charges, representing a 60.4% of total loan impairment charges, while as of March 31, 2014 our commercial banking segment loan portfolio represented 75.1% of our total loan portfolio.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our commercial banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Commissions	25.3	23.1	2.2	9.5
Gain on foreign exchange transactions	9.3	9.2	0.1	1.1
International wire transfers	1.3	1.2	0.1	8.3
Tax collections	1.7	1.7	0.0	0.0
Leasing	(0.8)	0.5	(1.3)	N/M
Recoveries	0.4	2.3	(1.9)	(82.6)
Acquisition and renewal costs	(0.4)	0.0	(0.4)	N/M
Foreclosed assets	0.0	(14.2)	14.2	N/M
Other(1)	2.8	6.7	(3.9)	(58.2)

Fee and commission income, net and other operating income, net	39.6	30.4	9.2	30.3

(1)	Other includes net fees and commissions from renting, account handling, ATM usage and rejected checks.

Fee and commission income, net and other operating income, net increased 30.3% to US$39.6 million for the year ended March 31, 2014 from US$30.4 million for the corresponding period in 2013. The increase in fee and commission income, net and other operating income, net was primarily due to a decrease in expenses from the sale of foreclosed assets by US$14.2 million for the year ended March 31, 2014 as compared to the corresponding period ended March 31, 2013 and by a US$2.2 million increase in commissions from loans and bank services. The increase in fee and commission income, net and other operating income, net was partially offset by a US$1.9 million, or 82.6%, decrease in income from recoveries on loans that were previously classified as impaired; a US$1.3 million, or 260.0%, decrease in extraordinary income from the sale of leased assets; and a US$3.9 million, or 58.2%, decrease in other income, which was mainly related to a US$1.9 million decrease in other commissions and to a US$1.8 million increase in extraordinary expenses.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our commercial banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Personnel costs	48.8	48.0	0.8	1.7
Administrative expenses	40.9	31.9	9.0	28.2
Rent expenses	1.7	2.3	(0.6)	(26.1)

Operating and administrative expenses	91.3	82.2	9.1	11.1

Operating and administrative expenses increased 11.1% to US$91.3 million for the year ended March 31, 2014 from US$82.2 million for the corresponding period in 2013. The increase in operating and administrative expenses was primarily due to higher administrative expenses, which increased by US$9.0 million, or 28.2%, for the year ended March 31, 2014 compared to the corresponding period ended December 31, 2013, related to higher expenses in professional fees and higher expenses in depreciation and amortization. The increase in professional fees was related to the hiring of external advisors in different fields such as risk assessment, and technical advisory in sectors such as energy and telecommunications for specific loan transactions.

Profit Before Tax

As a result of the foregoing, our commercial banking segment’s profit before tax for the year ended March 31, 2014 increased 6.9% to US$107.1 million from US$100.2 million for the corresponding period in 2013.

For the year ended March 31, 2014, Guatemala contributed US$81.9 million to our commercial banking segment’s profit before tax, or 76.5%, as compared to US$87.7 million, or 87.5% for the year ended March 31, 2013.

For the year ended March 31, 2014, Honduras contributed US$19.9 million to our commercial banking segment’s profit before tax, or 18.6%, as compared to US$10.3 million, or 10.3% for the year ended March 31, 2013.

For the year ended March 31, 2014, El Salvador contributed US$5.3 million to our commercial banking segment’s profit before tax, or 4.9%, as compared to US$2.2 million, or 2.2% for the year ended March 31, 2013.

Retail Banking

Interest Income

The following table presents the components of interest income in our retail banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest income
Loans and advances to customers	194.0	159.8	34.2	21.4
Financial derivatives income	0.0	1.2	(1.2)	N/M

Total interest income	194.0	161.0	33.0	20.5

Interest income increased by US$33.0 million, or 20.5%, to US$194.0 million for the year ended March 31, 2014 from US$161.0 million for the corresponding period in 2013, and was mostly attributable to an increase in interest income from loans and advances to customers.

A 21.0% increase in the total average balance of loans and advances to customers to US$2,237.5 million for the year ended March 31, 2014 from US$1,849.0 million for the corresponding period in 2013 accounted for a US$34.4 million increase in interest income. This increase was partially offset by slight changes in the nominal average rate of our loan portfolio, which on average remained stable at 8.7% but accounted for a US$0.2 million decrease in interest income.

The increase in interest income attributable to changes in the average volume of loans was mainly due to an increase in the average volume of our local currency-denominated loans to US$1,200.9 for the year ended March 31, 2014 from US$969.7 for the corresponding period ended March 31, 2013, which accounted for a US$23.4 million increase in interest income. The average volume of our foreign currency-denominated loans increased to US$1,036.6 for the year ended March 31, 2014 from US$879.3 for the corresponding period ended March 31, 2013, which accounted for a US$11.0 million increase in interest income.

Interest Expense

The following table presents the components of interest expense in our retail banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	79.6	71.4	8.2	11.5
Loans obtained	1.3	0.0	1.3	N/M
Financial obligations	6.0	6.5	(0.5)	7.7

Total interest expense	87.0	78.0	9.0	11.5

Interest expense increased 11.5% to US$87.0 million for the year ended March 31, 2014 from US$78.0 million for the corresponding period in 2013. The increase in interest expense was mainly due to a US$8.2 million, or 11.5%, increase in interest expense from our deposits from customers and a US$1.3 million increase in interest expense from loans obtained.

A 20.6% higher average volume of deposits from customers resulting from the growth of our retail clients accounted for a US$4.8 million increase in interest expense, while a decrease in the nominal average rate, from 4.1% for the year ended March 31, 2013 to 3.8% for the corresponding period ended March 31, 2014 accounted for a US$3.4 million decrease in interest expense.

The increase in interest expense attributable to changes in the average volume of deposits was mainly due to an increase in the average volume of our demand deposits to US$433.2 for the year ended March 31, 2014 from US$141.3 for the corresponding period ended March 31, 2013, which accounted for a US$2.1 million increase in interest expense.

The increase in interest expense attributable to changes in the nominal average rate of deposits was mainly due to an increase in the average rate of our term deposits to 6.4% for the year ended March 31, 2014 from 6.0% for the corresponding period ended March 31, 2013, which resulted in a US$4.2 million increase in interest expense.

Net interest margin for the year ended March 31, 2014 increased to 4.8% as compared to 4.5% for the corresponding period in 2013, primarily as a result of an increase of 28.8% in net interest income from US$83.1 million to US$107.0 million, while the total average interest-earning assets grew 21.0% to US$2,237.5 million from US$1,849.0 million.

Loan Impairment Charges

The following table presents the loan impairment charges in our retail banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Loan impairment charges	(11.4)	(10.4)	1.0	9.6

Loan impairment charges increased 9.6% to US$11.4 million for the year ended March 31, 2014 from US$10.4 million for the corresponding period in 2013. The increase in loan impairment charges was mainly due to lower income from recoveries in 2014 and the charge-off of the reserves.

Loan impairment charges for our retail banking segment increased US$1.0 million, or 9.6%, as a result of lower income from recoveries in 2014 and the charge-offs of the reserves. Nevertheless the quality of our retail loan portfolio was reflected in an NPL ratio of 2.6% as of March 31, 2014. For the year ended March 31, 2014 our retail banking segment recorded US$11.4 million in loan impairment charges, representing 40.0% of total loan impairment charges, while as of March 31, 2014 our retail banking segment loan portfolio represented only 24.9% of our total loans.

Fee And Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our retail banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Commissions	22.4	20.2	2.2	10.9
Recoveries	11.7	6.7	5.0	74.6
Bank services	9.4	10.2	(0.8)	(7.8)
Loans and advances to customers	10.3	8.9	1.4	15.7
Third-party collections	4.1	5.1	(1.0)	(19.6)
Syndicated loans	3.2	5.8	(2.6)	(44.8)
BiMóvil	3.3	1.8	1.5	83.3
Rejected checks	2.9	2.9	0.0	0.0
Gain on foreign exchange transactions	0.2	7.4	(7.2)	97.3
Foreclosed assets	5.0	(1.1)	6.1	(554.5)
Other(1)	32.0	27.7	(4.3)	(15.5)

Fee and commission income, net and other operating income, net	104.5	95.7	8.8	9.2

(1)	Other includes fee and commission income from family remittances, account handling and international wire transfers.

Fee and commission income, net and other operating income, net increased 9.2% to US$104.5 million for the year ended March 31, 2014 from US$95.7 million for the corresponding period in 2013. The increase in fee and commission income, net and other operating income, net was mainly due to: a US$6.1 million increase in income from the sale of foreclosed assets; a US$2.2 million increase in commissions, which mainly included commissions from the placement of new credit cards; a US$1.5 million increase in commissions from our mobile banking service; and an increase of US$1.4 million in commissions from loans and advances to customers. The increase in fee and commission income, net and other operating income, net was partially offset by: a US$7.2 million decrease in commissions from foreign exchange transactions; a US$2.6 million decrease in commissions from syndicated loans as a result of a decrease in structuring of syndicated loans; a US$4.3 million decrease in other income, which included fees from family remittances, international wire transfers and account handling; and a US$1.0 million decrease in commissions from third-party collections.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our retail banking segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Personnel costs	75.8	68.7	7.1	10.3
Administrative expenses	73.7	52.2	21.5	41.2
Rent expenses	5.8	5.2	0.6	11.5

Operating and administrative expenses	155.3	126.0	29.3	23.3

Operating and administrative expenses increased 23.3% to US$155.3 million for the year ended March 31, 2014 from US$126.0 million for the corresponding period in 2013. The increase in operating and administrative expenses was principally due to: a US$21.5 million, or 41.2%, increase in administrative expenses; a US$7.1 million, or 10.3%, increase in personnel costs; and a US$0.6 million, or 11.5%, increase in rent expenses.

The increase in administrative expenses was related to the growth in our operations, which was reflected in a US$5.8 million increase in depreciation and amortization, a US$2.3 million increase in tax and dues, a US$1.6 million increase in marketing and promotions and a US$9.7 million increase in miscellaneous expenses related to the normal course of our retail banking operations.

The increase in personnel costs was mainly due to a US$7.5 million increase in expenses such as wages and salaries and bonuses as a result of more employees to support the growth of our retail portfolio.

The increase in administrative and rent expenses was related to our network infrastructure expansion to 627 branches from 568 branches during the year ended March 31, 2014.

Profit Before Tax

As a result of the foregoing, our retail banking segment’s profit before tax for the year ended March 31, 2014 increased 5.9% to US$44.8 million from US$42.3 million for the corresponding period in 2013.

For the year ended March 31, 2014, Guatemala contributed US$47.2 million to our retail banking segment’s profit before tax, or 105.4%, as compared to US$37.3 million, or 88.2% for the year ended March 31, 2013.

For the year ended March 31, 2014, Honduras contributed US$1.6 million to our retail banking segment’s profit before tax, or 3.7%, as compared to US$8.7 million, or 20.6% for the year ended March 31, 2013.

For the year ended March 31, 2014, El Salvador contributed US$4.0 million in losses to our retail banking segment’s profit before tax, as compared to US$3.7 million in losses for the year ended March 31, 2013.

Treasury

Interest Income

The following table presents the components of interest income in our treasury segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest income
Investment securities	228.0	200.0	28.0	14.0
Loans and advances to customers	2.3	0.0	2.3	N/M
Financial derivatives income	2.2	1.0	1.2	115.6
Cash and cash equivalents	1.3	0.2	1.1	550.0

Total interest income	233.8	201.2	32.6	16.2

Interest income increased by US$32.6 million, or 16.2%, to US$233.8 million for the year ended March 31, 2014 from US$201.2 million for the corresponding period in 2013, principally due to a US$28.0 million increase in interest on investment securities, a US$2.3 million increase in interest income from loans and advances to customers, a US$1.2 million increase in interest from financial derivatives income, and a US$1.1 million increase in interest from cash and cash equivalents.

A 13.5% increase in the total average balance of investment securities to US$2,881.1 million for the year ended March 31, 2014 from US$2,539.4 million for the corresponding period ended March 31, 2013 accounted for an increase of US$27.0 million in interest income. A stable nominal average rate of 7.9% for the year ended March 31, 2014 and for the corresponding period ended March 31, 2013, accounted for a slight increase of US$1.0 million in interest income.

The increase in interest income attributable to change in the average volume of investment securities was mainly due to an increase in the average volume of our local-currency investments to US$1,944.8 million for the year ended March 31, 2014 from US$1,718.2 million for the corresponding period ended March 31, 2013, which accounted for a US$18.7 million increase in interest income.

Interest Expense

The following table presents the components of interest expense in our treasury segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest expense
Deposits and obligations from customers	70.3	63.7	6.6	10.4
Loans obtained	57.6	41.4	16.2	39.1
Financial obligations	19.6	16.0	3.6	22.5
Other obligations	8.2	12.9	(4.7)	(36.4)
Financial derivatives expense	0.6	0.7	(0.1)	(14.3)

Total interest expense	156.3	134.7	21.6	16.0

Interest expense increased 16.0% to US$156.3 million for the year ended March 31, 2014 from US$134.7 million for the corresponding period in 2013. The increase in interest expense for the year ended March 31, 2014 was principally due to a US$16.2 million, or 39.1%, increase in interest expense for loans obtained, to a US$6.6 million, or 10.4%, increase in interest expense for deposits from customers, and to a US$3.6 million, or 22.5%, increase in interest expense for financial obligations. This increase in interest expense was partially offset by a US$4.7 million or 36.4%, decrease in interest expense for other obligations and to a US$0.1 million decrease in interest expense for financial derivatives.

An increase in the nominal average rate of our loans obtained, from 4.8% for the year ended March 31, 2013 to 7.0% for the corresponding period in 2014, accounted for a US$19.7 million increase in interest expense, which was partially offset by a decrease of US$3.5 million in interest expense due to a US$34.4 million, or a 4.0%, decrease in the average volume of loans obtained.

A 12.5% higher average volume of deposits from customers accounted for US$8.7 million of the increase in interest expense, which was partially offset by a US$2.1 million decrease in interest expense due to a slight decrease in the nominal average rate for the year ended March 31, 2014 compared to the corresponding period ended March 31, 2013.

The increase in interest expense attributable to a higher average volume of deposits was mainly due to an increase in the average volume of our term deposits in local currency to US$745.1 million for the year ended March 31, 2014 from US$617.9 million for the corresponding period ended March 31, 2013, which accounted for a US$8.9 increase in interest expense.

An increase in the nominal average rate of our financial obligations, from 6.1% for the year ended March 31, 2013 to 7.2% for the corresponding period in 2014, accounted for US$2.2 million increase in interest expense, while an 3.2% increase in the average balance of financial obligations to US$272.2 million for the corresponding period in 2014 from US$263.8 million for the corresponding period ended March 31, 2013, accounted for US$1.5 million increase in interest expense for financial obligations.

A decrease in the nominal average rate to 6.7% from 7.8% accounted for a US$1.9 million decrease in interest expense for other obligations, while a 25.3% lower average volume of other obligations accounted for a US$2.8 million decrease in interest expense.

Fee and Commission Income, Net and Other Operating Income, Net

The following table presents the components of fee and commission income, net and other operating income, net in our treasury segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Recoveries	5.6	13.3	(7.7)	(57.9)
Gain on foreign exchange transactions	2.1	0.8	1.3	162.5
Dividends	0.5	0.1	0.4	400.0
Foreclosed assets	(0.1)	1.5	(1.6)	N/M
Other	3.0	(0.6)	3.6	N/M

Fee and commission income, net and other operating income, net	11.2	15.2	(4.0)	(26.3)

Fee and commission income, net and other operating income, net decreased 26.3% to US$11.2 million for the year ended March 31, 2014 from US$15.2 million for the corresponding period in 2013. The decrease in fee and commission income, net and other operating income, net was mainly a result of a US$7.7 million decrease of recoveries of loans that previously were declared as impaired and of a US$1.6 million decrease in extraordinary income from the sale of foreclosed assets. The decrease in fee and commission income, net and other operating income, net was partially offset by a US$3.6 million increase in extraordinary income, which was related to the selling of property and equipment and a higher valuation of some Banpaís assets, and a result of a US$1.3 million increase in gain on foreign exchange transactions.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our treasury segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Personnel costs	9.1	8.6	0.5	5.8
Administrative expenses	20.1	18.6	1.5	8.1
Rent expenses	1.2	1.1	0.1	9.1

Operating and administrative expenses	30.3	28.2	2.1	7.4

Operating and administrative expenses increased 7.4% to US$30.3 million for the year ended March 31, 2014 from US$28.2 million for the corresponding period in 2013. The increase in operating and administrative expenses was principally due to a US$1.5 million, or 8.1%, increase in administrative expenses due to an increase in non-income taxes and dues related to our Guatemalan subsidiaries under the Guatemalan Optional Simplified Tax Regime Based on Gross Revenues. The increase in administrative expenses was also due to US$0.5 million, or 5.8%, increase in personnel costs related to higher wages and salaries.

Profit Before Tax

As a result of the foregoing, our treasury segment’s profit before tax for the year ended March 31, 2014 increased 9.0% to US$58.3 million from US$53.5 million for the corresponding period in 2013.

For the year ended March 31, 2014, Guatemala contributed US$45.2 million to our treasury segment’s profit before tax, or 77.5%, as compared to US$36.5 million, or 68.3% for the year ended March 31, 2013.

For the year ended March 31, 2014, Honduras contributed US$12.5 million to our treasury segment’s profit before tax, or 21.4%, as compared to US$15.8 million, or 29.5% for the year ended March 31, 2013.

For the year ended March 31, 2014, El Salvador contributed US$0.6 million to our treasury segment’s profit before tax, or 1.0%, as compared to US$1.2 million, or 2.2% for the year ended March 31, 2013.

Insurance

Interest Income

The following table presents the components of interest income in our insurance segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Interest income
Investment securities	4.4	3.6	0.8	22.2
Loans and advances to customers	0.1	0.1	0.0	0.0
Accounts receivable	1.7	1.5	0.2	13.3
Cash and cash equivalents	0.1	0.0	0.1	N/M

Total interest income	6.3	5.3	1.0	18.9

Interest income increased by US$1.0 million, or 18.9% to US$6.3 million for the year ended March 31, 2014 from US$5.3 million for the corresponding period in 2013.

A 20.2% increase in the average volume of investment securities accounted for US$0.8 million of the increase in interest income, while a decrease in the nominal average rate on local currency-denominated investment securities from 8.4% for the year ended March 31, 2013 to 8.1% for the corresponding period in 2014 accounted for a US$0.1 million decrease in interest income. An increase in the nominal average rate on dollar-denominated investment securities from 6.5% for the year ended March 31, 2013 to 7.3% for the corresponding period in 2014 accounted for a US$0.1 million increase in interest income.

A 1.2% decrease in the average volume of accounts receivable accounted for US$0.1 million of the increase in interest income, while an increase in the nominal average rate, from 1.2% for the year ended March 31, 2013 to 1.3% for the corresponding period in 2014 accounted for a US$0.1 million increase in interest income.

Net Premium Income

The following table presents the components of net premium income in our insurance segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Premiums earned	190.3	162.5	27.8	17.1
Reserves	(10.1)	(7.2)	(2.9)	40.3
Reinsurance ceded	(77.4)	(69.1)	(8.3)	12.0
Acquisition and renewal cost	(17.9)	(14.2)	(3.7)	26.1
Insurance claims	(67.5)	(60.1)	(7.4)	12.3
Other income	8.6	8.2	0.4	4.9

Net premium income	26.1	20.2	5.9	29.2

Premiums Earned

Premiums earned increased by US$27.8 million, or 17.1%, for the year ended March 31, 2014 compared to the corresponding period in 2013, mainly as a result of an increase in gross premiums written, mainly in Guatemala and primarily in health insurance and group life insurance, which have been focus areas for our insurance subsidiaries.

Reserves

For the year ended March 31, 2014, the adjustment of technical reserves was US$10.1 million compared to US$7.2 million for the corresponding period in 2013, mainly driven by growth in premiums written.

Technical reserves are constituted on a pro-rata basis of premiums written. Premium growth for the year ended March 31, 2014 reflected changes in the percentage of reserves in relation to premiums written as a result of the maturing of policies and changes in reinsurance programs over time, as well as the high growth experienced in the group life and health insurance lines of business in Guatemala.

Reinsurance Ceded

Reinsurance ceded increased 12.0% to US$77.4 million for the year ended March 31, 2014 from US$69.1 million for the corresponding period in 2013. The increase in reinsurance ceded was principally due to higher premiums written, which required more reinsurance in order to comply with the regulatory requirements of premiums written over regulatory capital.

Acquisition and Renewal Cost

Acquisition and renewal cost increased 26.1% to US$17.9 million for the year ended March 31, 2014 from US$14.2 million for the corresponding period in 2013. The increase in acquisition and renewal cost grew at a different rate than premium growth due to changes in the premium mix as well as changes in certain direct marketing costs, particularly for the health insurance business line.

Expenses for Insurance Claims

Expenses for insurance claims increased 12.3% to US$67.5 million for the year ended March 31, 2014 from US$60.1 million for the corresponding period in 2013. The increase in expenses for insurance claims was principally due to higher expenditures for claims for property and casualty and health insurance resulting from an increase in the number of policies.

Fee and Commission Income, Net and Other Operating Income, Net

Fee and commission income, net and other operating income, net increased 55.6% to US$8.4 million for the year ended December 31, 2014 from US$5.4 million for the corresponding period in 2013. The increase in fee and commission income, net and other operating income, net was principally due to higher recoveries, which increased by US$0.7 million for the year ended March 31, 2014 compared to the corresponding period in 2013 due to normal fluctuations in the rate of recoveries over time in relation to previous period losses. The increase in other operating income, net was also a result of a decrease of US$1.5 million in losses from the sale of foreclosed assets.

Operating and Administrative Expenses

The following table presents the components of operating and administrative expenses in our insurance segment for the years ended March 31, 2014 and 2013.

	For the years ended March 31,		Change
	2014	2013	(US$ in millions)%
	(US$ in millions)
Personnel costs	12.7	11.4	1.3	11.4
Administrative expenses	7.1	3.2	3.9	121.9
Rent expenses	0.2	0.0	0.2	N/M

Operating and administrative expenses	20.0	14.5	5.5	37.9

Operating and administrative expenses increased 37.9% to US$20.0 million for the year ended March 31, 2014 from US$14.5 million for the corresponding period in 2013. The increase in operating and administrative expenses was principally due to a US$3.9 million increase in administrative expenses and a US$1.3 million increase in personnel costs. The increase in administrative expenses was primarily due to the reclassification of some expenses related to services provided to our insurance clients that in the past were classified as expenses for insurance claims. The increase in personnel costs was principally due to higher wages and salaries and to a headcount increase to support our growth in premiums written.

Profit Before Tax

As a result of the foregoing, our insurance segment’s profit before tax for the year ended March 31, 2014 increased 25.5% to US$20.7 million from US$16.5 million for the corresponding period in 2013.

For the year ended March 31, 2014, Guatemala contributed US$17.5 million to our insurance segment’s profit before tax, or 84.7%, as compared to US$13.6 million, or 82.9% for the year ended March 31, 2013.

For the year ended March 31, 2014, Honduras contributed US$3.2 million to our commercial banking segment’s profit before tax, or 15.3%, as compared to US$2.8 million, or 17.1% for the year ended March 31, 2013.

Liquidity and Funding

Our primary source of liquidity is dividends received from our subsidiaries and our primary use of funds is the payment of dividends to our shareholders. The following discussion is of liquidity and funding on a consolidated basis. See “Dividends and Dividend Policy.” Our banking subsidiaries represent our primary source of funds.

Our primary subsidiary, Banco Industrial, is rated internationally by the three primary credit rating agencies. It has a long-term issuer credit rating of BB and a short-term issuer credit rating of B from S&P, both with a stable outlook. Moody’s has assigned Banco Industrial a Ba3 baseline credit assessment, as well as a bank deposit foreign currency rating of Ba2 and a bank deposit domestic currency rating of Ba1, all with a negative outlook. It has a long-term issuer default rating of BB and a short-term issuer default rating of B from Fitch, both with a stable outlook.

Certain of our other banking subsidiaries have been rated nationally by Fitch. Banpaís has a long-term rating of AA, with a stable outlook; BI El Salvador has an issuer rating of EA+(slv), with a stable outlook; and Westrust Bank has a long-term rating of AA(gtm), with a stable outlook.

The following table sets forth our primary sources of funding on a consolidated basis as of September 30, 2015 and March 31, 2015.

	As of September 30, 2015	As of March 31, 2015	Change
	(US$ in millions)		(US$ in millions)%
Term deposits	3,440.6	3,317.4	123.2	3.7%
Demand deposits	2,987.9	2,945.7	42.2	1.4%
Savings deposits	1,507.0	1,407.8	99.2	7.0%
Other deposits	51.1	64.6	(13.5)	(20.9%)

Total Deposits	7,986.5	7,735.5	251.0	3.2%
Loans and borrowings from banks	2,688.3	2,593.2	95.1	3.7%
Debt securities issued	624.0	626.8	-2.8	-0.4%
Subordinated liabilities	192.9	192.9	0.0	0.0%

Total	11,491.7	11,148.4	343.3	3.1%

Our banking subsidiaries’ primary sources of funds have traditionally consisted of deposits, loans and borrowings from banks, as well as debt securities issued and subordinated debt.

Total deposits as of September 30, 2015 were US$7,986.5 million compared to US$7,735.5 million as of March 31, 2015, representing an increase of 3.2% over a six-month period. Deposits included retail and commercial deposits, generated mainly through our distribution network, and our relationships with commercial clients.

Loans and borrowings from banks were US$2,688.3 million as of September 30, 2015, compared to US$2,593.2 million as of March 31, 2015, representing an increase of 3.7%. Loans and borrowings from banks included short-term trade finance credit lines and long-term loans from correspondent banks. Our banking subsidiaries have credit lines with more than 30 global financial institutions with which we have had longstanding banking relationships. Some of our main credit lines are held with Citibank, Deutsche Bank, Wells Fargo Bank, Bank of America, Commerzbank, JP Morgan and Bank of New York Mellon, among others. As of September 30, 2015, we had a total of US$2,931.4 million in uncommitted credit lines available from local and foreign banks on a consolidated basis. Our banking subsidiaries have at various times accessed international markets for long term funding in U.S. dollars, including (i) in April 2008 through an issuance of Tier 1 Capital Notes for US$35 million with a maturity of 60 years, and (ii) in October 2012 through an issuance of senior debt for US$500 million with a maturity of 10 years. Through a DPR (Diversified Payment Rights) Securitization Program, Banco Industrial also issued notes in 2005 for US$200 million, in 2007 for US$300 million (restructured in 2011 for an additional US$25 million), in 2011 for US$180 million, and in 2013 for US$450 million, for a total of US$935 million since its creation. The total outstanding balance of the DPR Securitization Program as of September 30, 2014 was US$592.4 million. See Note 13a to our Annual Financial Statements and Note 13b to our Interim Financial Statements.

Debt securities issued were US$624.0 million as of September 30, 2015, compared to US$626.8 million as of March 31, 2015, representing a decrease of 0.4%. Debt securities issued consist of promissory notes, banking bonds, mortgage bonds and our preferred non-voting shares that were issued with certain debt securities characteristics, including a defined maturity date and fixed interest payments. See Note 22 to our Annual Financial Statements. For more information on our non-voting preferred shares see “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.” As of September 30, 2015, we had 15,796 outstanding non-voting preferred shares, representing an aggregate principal amount of US$157,960,000.

Subordinated liabilities were US$192.9 million as of September 30, 2015, compared to US$192.9 million as of March 31, 2015. Subordinated liabilities consisted of financing in the international capital markets through the issuance of Notes under Rule 144A/Reg S. The issuer of the notes is Industrial Subordinated Trust, a Cayman Islands purpose trust.

Through our asset and liability management policy, we seek to ensure that sufficient liquidity is available to honor withdrawals of deposits, repay other liabilities at maturity, extend loans or other forms of credit to clients, pay liabilities derived from the insurance policies we issue, and meet working capital needs. The minimum amount of liquidity that our main subsidiaries are required to maintain depends on the reserve requirements established by the Guatemalan Central Bank and the Honduran Central Bank, as well as the technical and mathematical statutory reserves required by our insurance operations (for more information see “Regulation and Supervision—Minimum Reserve Requirements”). We meet these requirements by maintaining a proper balance between maturity profile and diversity of our sources of funding.

We expect that deposits, loans and borrowings from banks and debt securities issued, in combination with the proceeds from this offering, will be sufficient to meet our liquidity requirements over the next 12 months.

Regulatory Capital

As a holding company, Bicapital is not required to maintain regulatory capital on a consolidated basis; however, as of September 30, 2015 its capital ratio was 14.4% as compared to 14.2% as of March 31, 2015, 14.8% as of March 31, 2014 and 15.0% as of March 31, 2013.

Pursuant to Guatemalan capitalization requirements, Banco Industrial is required to maintain specified levels of regulatory capital as a percentage of risk-weighted assets (capital ratio) of 10.0% or above. Pursuant to Honduran capitalization requirements, Banpaís is also required to maintain specified levels of regulatory capital as a percentage of risk-weighted assets (capital ratio) of 12.0% or above. Pursuant to El Salvador capitalization requirements, BI El Salvador is required to maintain specified levels of regulatory capital as a percentage of risk-weighted assets (capital ratio) of 14.5% or above.

For more information see “Regulation and Supervision.”

Banco Industrial

The following table sets forth Banco Industrial’s capital on an unconsolidated basis as compared to the minimum capital requirements as of the dates indicated.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
	(US$ in millions, except percentages)
Total Tier 1	542.9	544.9	501.1	483.1
Total Tier 2	205.5	116.8	110.5	116.8
Total regulatory capital	748.4	661.8	611.6	599.9
Total risk-weighted assets	6,095.0	5,853.3	5,139.5	4,443.9
Regulatory capital as a percentage of risk-weighted assets	12.3%	11.3%	11.9%	13.5%

Banpaís

The following table sets forth Banpaís’ capital on an unconsolidated basis as compared to the minimum capital requirements as of the dates indicated.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
	(US$ in millions, except percentages)
Total Tier 1	96.1	96.4	96.5	98.8
Total Tier 2	88.2	74.9	75.3	75.2
Total regulatory capital	184.3	171.3	171.8	174.0
Total risk-weighted assets	1,313.3	1,320.7	1,301.3	1,426.1
Regulatory capital as a percentage of risk-weighted assets	14.0%	13.0%	13.2%	12.2%

BI El Salvador

The following table sets forth BI El Salvador’s capital on an unconsolidated basis as compared to the minimum capital requirements as of the dates indicated.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
	(US$ in millions, except percentages)
Total Tier 1	30.4	30.4	30.3	20.1
Total Tier 2	2.6	2.4	1.7	0.8
Total regulatory capital	33.0	32.8	32.0	20.9
Total risk-weighted assets	170.6	165.9	156.7	106.7
Regulatory capital as a percentage of risk-weighted assets	19.3%	19.8%	20.4%	19.6%

Seguros El Roble and Fianzas el Roble

Seguros El Roble and Fianzas el Roble maintain a regulatory capital solvency margin, as established by the Guatemalan Monetary Board.

The following table sets forth the solvency margin for Seguros El Roble as of the dates indicated.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
	(US$ in millions, except ratios)
Minimum capital requirement(1)	24.9	24.8	24.5	18.2
Capital adequacy	49.6	43.1	40.8	35.4
Solvency ratio(2)	2.0x	1.7x	1.7x	1.9x

(1)	Corresponds to the requirement established by the Guatemalan Monetary Board.
(2)	Solvency ratio is calculated pursuant to the regulations issued by the Guatemalan Monetary Board.

Seguros del País

Seguros del País maintains a regulatory capital solvency margin, as established by the CNBS. The minimum capital requirement for insurance institutions in Honduras is established by the regulator every two years.

The following table sets forth the solvency margin for Seguros del País as of the dates indicated.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
	(US$ in millions, except ratios)
Minimum capital requirement(1)	6.4	5.5	3.86	3.96
Capital adequacy	10.4	11.5	7.0	5.5
Solvency ratio(2)	1.6x	2.1x	1.8x	1.4x

(1)	Corresponds to the requirement established by the CNBS.
(2)	Solvency ratio is calculated pursuant to the regulations issued by the CNBS.

Commitments and Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our commitments and contractual obligations as of September 30, 2015.

	Less than 30 days	31 to 90 days	91 to 180 days	181 days to 1 year	More than 1 year	Total
	(US$ in millions, except percentages)
Deposits and obligations from customers	1,072.7	667.4	1,025.2	1,222.9	3,998.3	7,986.5
Loans and borrowings from banks	22.5	438.4	567.4	240.2	1,419.8	2,688.3
Debt securities issued	24.7	55.3	10.1	42.2	491.7	624.0
Subordinated Liabilities	0.0	3.0	0.0	0.0	190.4	193.5
Accruals and deferred income, insurance reserves, provisions and other liabilities	115.4	116.8	1.9	6.8	361.9	602.7

Total	1,235.3	1,280.9	1,604.6	1,512.1	6,462.1	12,095.0

% of Total	10.2%	10.6%	13.3%	12.5%	53.4%	100.0%

Capital Expenditures

Our subsidiaries have made substantial investments in the past few years in information technology (IT) and in expanding their distribution network. Our consolidated capital expenditures were of US$57.2 million for the year ended March 31, 2015 compared to US$34.5 million for the corresponding period in 2014, principally due to the acquisition of computer equipment and furniture and equipment, the addition of building and transportation equipment, as well as due to the acquisition of Grupo Sermesa, a hospital group in Guatemala. For more information see Note 6 and Note 15 to our Annual Financial Statements. Our consolidated capital expenditures were of US$10.0 million for the six-month period ending September 30, 2015 compared to US$5.7 million for the corresponding period in 2014, an increase of US$4.3 million, principally due to US$2.2 millon related to the acquisition of a warehouse building, US$1.4 million related to advances for building constructions of our medical subsidiaries and US$1.0 million related to refurbishing of branches by Banpaís. For more information see Note 9a to our Interim Financial Statements.

Our budget for capital expenditures for the year ended March 31, 2016 is approximately US$50.0 million, 40% of which is related to the investment in initiating banking operations in Panama, subject to regulatory approvals, 30% is associated with IT expenditures and 30% is related to expanding our subsidiaries’ branches and points of service in countries in which we already operate. We expect that cash flows from operations will be sufficient to meet our expected capital expenditures.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to a number of off-balance sheet activities that have credit, market and operational risk and are not reflected in our financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as guarantees, letters of credit and loans under contract pending disbursement, including credit lines and syndicated loans.

We provide our clients with services related to the issuance and confirmation of commercial and stand-by letters of credit and to the issuance of guarantees. Our letters of credit operations totaled US$154.8 million as of September 30, 2015, US$180.5 million as of March 31, 2015, US$193.5 million as of March 31, 2014 and US$188.5 million as of March 31, 2013. Our issuance of guarantees totaled US$110.6 million as of September 30, 2015, US$114.4 million as of March 31, 2015, US$108.7 million as of March 31, 2014 and US$78.2 million as of March 31, 2013. Our loans under contract pending disbursement totaled US$1,226.5 million as of September 30, 2015, US$1,170.6 million as of March 31, 2015, US$1,133.7 million as of March 31, 2014, and US$965.0 million as of March 31, 2013.

The credit risk of both on- and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the client’s creditworthiness. We may also require commitment letters and oral assurances. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or by another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is required when appropriate as determined by the credit committee of our subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

For a discussion of quantitative and qualitative market risk, see Note 5 to our Annual Financial Statements and Note 4 to our Interim Financial Statements.

SELECTED STATISTICAL INFORMATION

The following information should be read in conjunction with our Financial Statements included in this prospectus as well as “Presentation of Certain Financial and Other Information” and “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations.”

The selected statistical information as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013 have been derived from our Annual Financial Statements included in this prospectus. The selected statistical information as of September 30, 2015 and for the six-month periods ended September 30, 2014 and 2015 have been derived from our Interim Financial Statements included in this prospectus. Our Financial Statements were prepared in accordance with IFRS as issued by the IASB. The selected statistical information as of March 31, 2013 and April 1, 2012 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB (not included in this prospectus).

The selected statistical information included below and elsewhere in this prospectus are not necessarily indicative of our future performance. Results for the six-month period ended September 30, 2015 are not necessarily indicative of results expected for the full year.

Presentation of Selected Statistical Information

Presentation of the information included in this “Selected Statistical Information” may differ from the manner of presentation required by IFRS for the presentation of our consolidated financial statements. The following information is presented solely for the convenience of the reader for analytical purposes and it includes certain reclassifications from the presentation of the underlying consolidated financial statements which are prepared in conformity with IFRS.

Assets and liabilities have been classified by domicile of our subsidiary as Domestic (operations in Guatemala) and Foreign (operations in Honduras and El Salvador) and by currency of denomination (quetzales or U.S. dollars). Domestic operations include both quetzal-denominated (local currency in Guatemala where Banco Industrial operates) and U.S. dollar-denominated assets and liabilities. All quetzal-denominated assets and liabilities have been converted into U.S. dollars using the interbank exchange rate at the relevant dates published by the Guatemalan Central Bank, as required by IFRS (see “Exchange Rates”). Foreign operations include lempiras (local currency in Honduras, where Banpaís operates) and U.S. dollar (which is used in our Honduran and El Salvador operations). Lempiras have been translated to U.S. dollars. All lempira-denominated assets and liabilities have been converted into U.S. dollars using the bid rates published by the Honduran Central Bank, as required by IFRS (see “Exchange Rates”). For purposes of this section, U.S. dollar-denominated assets and liabilities include: (i) U.S. dollar Domestic, which includes all our transactions that are effected in Guatemala or on behalf of Guatemalan residents in U.S. dollars; and (ii) U.S. dollar Foreign: which includes (1) all our transactions that are effected in Honduras or on behalf of Honduran residents in lempiras; (2) all our transactions that are effected in Honduras or on behalf of Honduran residents in U.S. dollars and (3) all our transactions that are effected in El Salvador or on behalf of El Salvador residents in U.S. dollars.

Average Balance Sheet and Interest Rate Data

The tables below present the average balances for all of our assets and liabilities together with the related interest income and expense amounts for interest-earning assets and interest-bearing liabilities, resulting in the presentation of the average real yields and rates for each period.

Domestic Average Balances and Interest

Average balances and interest income (expense) for Domestic operations include quetzal-denominated assets and liabilities that have been translated into U.S. dollars using the applicable period-end exchange rate published by the Guatemalan Central Bank. We do not believe that the monthly balances present trends materially different from those that would be presented by daily balances.

Foreign Average Balances and Interest

The average balances for foreign operations include lempira-denominated assets and liabilities that have been translated into U.S. dollars using the applicable period-end exchange rate published by the Honduran Central Bank. We do not believe that the monthly balances present trends materially different from those that would be presented by daily balances.

Average Rates

The average annual rates earned on interest-earning assets and the average annual rates paid on interest-bearing liabilities are nominal rates.

Average Assets and Interest Rates

The following table presents the average balance of assets, interest income and average annual rates for the periods specified. Average balances have been calculated by adding the month-end balances of our assets and liabilities and then dividing the sum by the number of months in the period. Interest income (expense) for each six-month period and for each year is the total income (expense) for such period.

	Average balance sheet and income from interest-earning assets for the six-month period ended September 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Interest-earning assets
Interest-earning deposits
Domestic
Quetzales	11.3	0.1	2.3%	8.5	0.1	2.0%	2.7	0.2	7.4%	7.6	0.5	6.6%	11.4	0.4	3.5%
Dollars	163.4	0.1	0.1%	99.5	0.1	0.3%	132.9	0.2	0.2%	82.5	1.2	1.5%	105.1	0.4	0.4%

Total domestic	174.7	0.2	0.2%	108.0	0.2	0.4%	135.6	0.4	0.3%	90.1	1.7	1.9%	116.5	0.8	0.7%
Foreign	53.6	—	0.0%	37.9	—	0.0%	34.1	—	0.0%	30.4	—	0.0%	34.3	0.1	0.3%

Total interest-earning deposits	228.3	0.2	0.2%	145.9	0.2	0.3%	169.7	0.4	0.2%	120.5	1.7	1.4%	150.8	0.9	0.6%

Investment securities
Domestic
Quetzales	2,242.5	90.3	8.1%	2,116.5	84.9	8.0%	2,155.4	173.5	8.0%	1,982.6	163.6	8.3%	1,753.5	143.5	8.2%
Dollars	704.8	21.5	6.1%	745.5	21.7	5.8%	724.4	43.0	5.9%	705.6	39.2	5.6%	605.7	38.9	6.4%

Total domestic	2,947.3	111.9	7.6%	2,862.0	106.5	7.4%	2,879.8	216.5	7.5%	2,688.2	202.8	7.5%	2,359.2	182.4	7.7%
Foreign	266.6	10.8	8.1%	245.6	12.4	10.1%	248.3	25.0	10.1%	252.2	29.6	11.7%	239.1	21.6	9.0%

Total investment securities	3,213.9	122.7	7.6%	3,107.6	119.0	7.7%	3,128.1	241.5	7.7%	2,940.4	232.4	7.9%	2,598.3	204.0	7.9%

Loans
Domestic
Quetzales	2,358.3	129.5	11.0%	2,130.0	114.9	10.8%	2,173.3	238.5	11.0%	2,019.3	209.9	10.4%	1,851.9	176.0	9.5%
Dollars	3,759.6	108.3	5.8%	3,168.3	94.5	6.0%	3,273.8	194.5	5.9%	2,902.0	169.6	5.8%	2,315.2	136.9	5.9%

Total domestic	6,117.9	237.7	7.8%	5,298.3	209.4	7.9%	5,447.1	433.0	8.0%	4,921.3	379.5	7.7%	4,167.1	312.9	7.5%
Foreign	1,234.6	70.2	11.4%	1,246.2	70.1	11.2%	1,252.2	140.7	11.2%	1,190.4	121.1	10.2%	1,006.7	102.2	10.2%

Total loans	7,352.5	307.9	8.4%	6,544.5	279.4	8.5%	6,699.3	573.7	8.6%	6,111.7	500.6	8.2%	5,173.8	415.1	8.0%

Other receivables, net
Domestic
Quetzales	132.0	0.7	1.1%	113.3	0.8	1.4%	124.2	1.5	1.2%	106.6	1.5	1.4%	95.9	1.4	1.5%
Dollars	28.4	0.1	0.8%	22.1	0.1	0.8%	23.1	0.2	0.9%	10.9	0.2	1.8%	24.6	0.2	0.8%

Total domestic	160.4	0.8	1.0%	135.4	0.9	1.3%	147.3	1.7	1.2%	117.5	1.7	1.4%	120.5	1.6	1.3%
Foreign	17.9	—	0.0%	17.5	—	0.0%	16.7	—	0.0%	13.6	—	0.0%	13.3	—	0.0%

Total other receivables, net	178.3	0.8	0.9%	152.9	0.9	1.1%	164.0	1.7	1.0%	131.1	1.7	1.3%	133.8	1.6	1.2%

	Average balance sheet and income from interest-earning assets for the six-month period ended September 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Derivative assets held for risk management
Domestic
Quetzales	0.0	0.0		0.0	0.0		—	—		—	—		—	—
Dollars	0.0	0.6		0.1	0.8	1,546.0%	0.1	1.3	1,300.0%	0.2	2.2	1100.0%	0.3	2.6	866.7%

Total domestic	0.0	0.6		0.1	0.8	1,546.0%	0.1	1.3	1,300.0%	0.2	2.2	1100.0%	0.3	2.6	866.7%
Foreign	0.0	0.0		0.0	0.0		—	—	—

Total derivative assets held for risk management	0.0	0.6		0.1	0.8	1,546.0%	0.1	1.3	1,300.0%	0.2	2.2	1100.0%	0.3	2.6	866.7%

Total interest-earning assets
Domestic
Quetzales	4,744.1	220.6	9.3%	4,368.3	200.6	9.2%	4,455.6	413.7	9.3%	4,116.1	375.5	9.1%	3,712.7	321.3	8.7%
Dollars	4,656.2	130.5	5.6%	4,035.5	117.2	5.8%	4,154.3	239.2	5.8%	3,701.2	212.4	5.7%	3,050.9	179.0	5.9%

Total domestic	9,400.3	351.2	7.5%	8,403.8	317.7	7.6%	8,609.9	652.9	7.6%	7,817.3	587.9	7.5%	6,763.6	500.3	7.4%
Foreign	1,572.7	81.0	10.3%	1,547.2	82.5	10.7%	1,551.3	165.7	10.7%	1,486.6	150.7	10.1%	1,293.4	123.9	9.6%

Total interest-earning assets	10,973.0	432.2	7.9%	9,951.0	400.2	8.0%	10,161.2	818.6	8.1%	9,303.9	738.6	7.9%	8,057.0	624.2	7.7%

Non-interest-earning assets
Cash and due from banks
Domestic
Quetzales	953.3			661.4			683.1			630.1			562.0
Dollars	233.9			202.9			207.5			227.7			168.9

Total domestic	1,187.2			864.3			890.6			857.8			730.9
Foreign	151.8			153.9			144.1			126.6			121.5

Total cash and due from banks	1,339.0			1,018.2			1,034.7			984.4			852.4

(-) Allowance for loan losses
Domestic
Quetzales	(44.0)			(33.9)			(31.9)			(77.4)			(66.5)
Dollars	(17.3)			(19.1)			(19.0)			(10.6)			(11.3)

Total domestic	(61.3)			(53.0)			(50.9)			(88.0)			(77.8)
Foreign	(20.4)			(15.1)			(16.3)			(9.4)			(10.9)

Total allowance for loan losses	(81.7)			(68.1)			(67.2)			(97.4)			(88.7)

	Average balance sheet and income from interest-earning assets for the six-month period ended September 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Property and equipment, net
Domestic
Quetzales	232.9			199.6			227.6			194.4			188.7
Dollars	14.1			15.2			14.8			14.4			11.7

Total domestic	247.0			214.8			242.4			208.8			200.4
Foreign	44.7			45.2			45.3			46.5			45.0

Total property and equipment, net	291.7			260.0			287.7			255.3			245.4

Inventories
Domestic
Quetzales	3.6			0.0			1.4			0.0			0.0
Dollars	0.0			0.0			0.0			0.0			0.0

Total domestic	3.6			0.0			1.4			0.0			0.0
Foreign	0.0			0.0			0.0			0.0			0.0

Total prepayments	3.6			0.0			1.4			0.0			0.0

Prepayments
Domestic
Quetzales	58.5			45.7			48.2			37.5			38.3
Dollars	1.0			3.2			3.1			2.5			0.9

Total domestic	59.5			48.9			51.3			40.0			39.2
Foreign	7.9			8.6			8.0			8.0			4.9

Total prepayments	67.4			57.5			59.3			48.0			44.1

Accounts receivable from financial products
Domestic
Quetzales	57.7			52.9			54.0			51.1			44.8
Dollars	17.0			16.5			21.3			16.1			10.6

Total domestic	74.7			69.4			75.3			67.2			55.4
Foreign	14.0			14.2			14.2			13.1			11.3

Total accounts receivable from financial products	88.7			83.6			89.5			80.3			66.7

Foreclosed assets
Domestic
Quetzales	12.0			10.3			10.1			9.6			9.9
Dollars	1.5			1.3			1.3			1.1			1.1

Total domestic	13.5			11.6			11.4			10.7			11.0
Foreign	8.1			5.6			6.6			5.2			4.9

Total foreclosed assets	21.6			17.2			18.0			15.9			15.9

	Average balance sheet and income from interest-earning assets for the six-month period ended September 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Intangible assets, net
Domestic
Quetzales	80.9			78.1			78.8			72.6			69.4
Dollars	81.7			81.2			81.8			81.3			81.2

Total domestic	162.6			159.3			160.6			153.9			150.6
Foreign	1.1			1.7			1.6			1.8			2.3

Total intangible assets, net	163.7			161.0			162.2			155.7			152.9

Investment properties, net
Domestic
Quetzales	31.1			28.9			27.9			29.0			29.0
Dollars	4.1			4.1			4.1			4.1			4.2

Total domestic	35.2			33.0			32.0			33.1			33.2
Foreign	0.0			0.0			0.0			0.0			0.0

Total investment properties, net	35.2			33.0			32.0			33.1			33.2

Restricted cash
Domestic
Quetzales	31.5			27.1			28.0			25.6			23.5
Dollars	16.2			38.5			26.8			49.8			49.4

Total domestic	47.7			65.6			54.8			75.4			72.9
Foreign	36.8			41.5			39.9			33.7			22.6

Total restricted cash	84.5			107.1			94.7			109.1			95.5

Assets under insurance contracts
Domestic
Quetzales	22.4			16.7			18.5			24.1			25.5
Dollars	31.6			30.9			29.5			17.0			32.4

Total domestic	54.0			47.6			48.0			41.1			57.9
Foreign	10.7			9.1			8.9			7.5			4.9

Total assets under insurance contracts	64.7			56.7			56.9			48.6			62.8

Total non-interest-earning assets
Domestic
Quetzales	1,439.9			1,086.8			1,145.7			996.6			924.6
Dollars	383.8			374.7			371.2			403.4			349.1

Total domestic	1,823.7			1,461.5			1,516.9			1,400.0			1,273.7
Foreign	254.7			264.7			252.3			233.0			206.5

Total non-interest-earning assets	2,078.4			1,726.2			1,769.2			1,633.0			1,480.2

	Average balance sheet and income from interest-earning assets for the six-month period ended September 30,						Average balance sheet and income from interest-earning assets for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield	Average Balance	Interest Income Earned	Average yield
Total interest and non-interest-earning assets
Domestic
Quetzales	6,184.0	220.6	7.1%	5,455.1	200.6	7.4%	5,601.3	413.7	7.4%	5,112.7	375.5	7.3%	4,637.3	321.3	6.9%
Dollars	5,040.0	130.5	5.2%	4,410.2	117.2	5.3%	4,525.5	239.2	5.3%	4,104.6	212.4	5.2%	3,400.0	179.0	5.3%

Total domestic	11,224.0	351.2	6.3%	9,865.3	317.7	6.4%	10,126.8	652.9	6.4%	9,217.3	587.9	6.4%	8,037.3	500.3	6.2%
Foreign	1,827.4	81.0	8.9%	1,811.9	82.5	9.1%	1,803.6	165.7	9.2%	1,719.6	150.7	8.8%	1,499.9	123.9	8.3%

Total interest and non-interest-earning assets	13,051.4	432.2	6.6%	11,677.2	400.2	6.9%	11,930.4	818.6	6.9%	10,936.9	738.6	6.8%	9,537.2	624.2	6.5%

Average Liabilities, Shareholders’ Equity and Interest Rates

The following table presents the average balance of liabilities and shareholders’ equity, interest expense and average annual rates for the periods specified. Average balances have been calculated by adding the month-end balances of our assets and liabilities and then dividing the sum by the number of months in the period. Interest income (expense) for each six-month period and for each year is the total income (expense) for such period.

	Average balance sheet and expense from interest-bearing liabilities for the six-month period ended September 30,						Average balance sheet and expense from interest-bearing liabilities for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Income	Average Interest Rate
Interest-bearing liabilities
Deposits from customers
Demand deposits
Domestic
Quetzales	2,045.4	9.6	0.9%	1,789.7	7.9	0.9%	1,795.9	17.0	0.9%	1,670.2	14.8	0.9%	1,576.5	13.5	0.9%
Dollars	834.3	1.3	0.3%	790.0	1.4	0.3%	785.9	2.5	0.3%	786.0	2.7	0.3%	680.9	2.3	0.3%

Total domestic	2,879.7	11.0	0.8%	2,579.7	9.3	0.7%	2,581.8	19.5	0.8%	2,456.2	17.5	0.7%	2,257.4	15.8	0.7%
Foreign	198.4	1.0	1.0%	169.3	0.8	0.9%	183.2	1.6	0.9%	144.6	1.5	1.0%	108.6	1.1	1.0%

Total demand deposits	3,078.1	11.9	0.8%	2,749.0	10.0	0.7%	2,765.0	21.1	0.8%	2,600.8	19.0	0.7%	2,366.0	16.9	0.7%

Savings deposits
Domestic
Quetzales	976.6	7.4	1.5%	860.8	6.4	1.5%	881.4	13.1	1.5%	816.5	11.7	1.4%	766.1	12.4	1.6%
Dollars	234.7	1.3	1.1%	210.5	1.1	1.0%	197.9	0.9	0.5%	125.8	1.7	1.4%	163.6	1.1	0.7%

Total domestic	1,211.3	8.7	1.4%	1,071.3	7.5	1.4%	1,079.3	14.0	1.3%	942.3	13.4	1.4%	929.7	13.5	1.5%
Foreign	259.0	3.4	2.7%	279.5	3.4	2.4%	291.2	8.1	2.8%	341.2	7.5	2.2%	270.5	7.5	2.8%

Total savings deposits	1,470.3	12.2	1.7%	1,350.8	10.9	1.6%	1,370.5	22.1	1.6%	1,283.5	20.9	1.6%	1,200.2	21.0	1.7%

Term deposits
Domestic
Quetzales	1,726.7	58.5	6.8%	1,529.2	52.3	6.8%	1,577.5	108.0	6.8%	1,451.4	101.6	7.0%	1,273.3	89.6	7.0%
Dollars	1,176.7	24.1	4.1%	1,106.4	22.7	4.1%	1,114.2	45.2	4.1%	1,014.3	41.8	4.1%	867.7	34.2	3.9%

Total domestic	2,903.4	82.6	5.7%	2,635.6	75.0	5.7%	2,691.7	153.2	5.7%	2,465.7	143.4	5.8%	2,141.0	123.8	5.8%
Foreign	472.0	18.0	7.6%	494.4	19.3	7.8%	492.3	38.5	7.8%	492.0	44.0	8.9%	492.5	35.0	7.1%

Total term deposits	3,375.4	100.6	6.0%	3,130.0	94.3	6.0%	3,184.0	191.7	6.0%	2,957.7	187.4	6.3%	2,633.5	158.8	6.0%

Total deposits from customers	7,923.8	124.7	3.1%	7,229.8	115.3	3.2%	7,319.5	234.9	3.2%	6,842.0	227.3	3.3%	6,199.7	196.7	3.2%

Financial obligations
Domestic
Quetzales	311.5	11.7	7.5%	264.0	10.6	8.0%	273.0	21.4	7.8%	239.9	19.5	8.1%	209.6	17.6	8.4%
Dollars	235.7	8.1	6.8%	220.0	7.8	7.1%	226.7	16.0	7.1%	227.4	16.0	7.0%	222.6	15.8	7.1%

Total domestic	547.2	19.7	7.2%	484.0	18.4	7.6%	499.7	37.4	7.5%	467.3	35.5	7.6%	432.2	33.4	7.7%
Foreign	50.2	1.5	6.0%	50.0	1.5	6.0%	50.8	2.9	5.7%	44.2	2.8	6.3%	13.6	0.8	5.9%

Total financial obligations	597.4	21.2	7.1%	534.0	19.9	7.4%	550.5	40.4	7.3%	511.5	38.3	7.5%	445.8	34.2	7.7%

	Average balance sheet and expense from interest-bearing liabilities for the six-month period ended September 30,						Average balance sheet and expense from interest-bearing liabilities for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Income	Average Interest Rate
Loans and borrowings from banks
Domestic
Quetzales	31.0	1.5	9.9%	22.1	0.8	7.6%	14.4	2.8	19.7%	8.3	1.7	20.5%	21.4	1.3	6.1%
Dollars	2,245.8	36.6	3.3%	1,861.3	34.0	3.7%	1,952.0	67.6	3.5%	1,700.2	65.4	3.8%	1,303.4	45.7	3.5%

Total domestic	2,276.8	38.1	3.3%	1,883.4	34.8	3.7%	1,966.4	70.4	3.6%	1,708.5	67.1	3.9%	1,324.8	47.0	3.5%
Foreign	397.5	10.4	5.2%	345.8	9.2	5.3%	356.7	20.4	5.7%	314.5	19.6	6.2%	173.6	13.6	7.8%

Total loans and borrowings from banks	2,674.3	48.5	3.6%	2,229.2	44.1	4.0%	2,323.1	90.8	3.9%	2,023.0	86.7	4.3%	1,498.4	60.6	4.0%

Other financial obligations
Domestic
Quetzales	0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0
Dollars	185.7	8.0	8.6%	185.3	8.1	8.8%	185.5	16.2	8.7%	185.1	16.2	8.8%	185.0	16.2	8.8%

Total domestic	185.7	8.0	8.6%	185.3	8.1	8.8%	185.5	16.2	8.7%	185.1	16.2	8.8%	185.0	16.2	8.8%
Foreign	42.6	1.6	7.5%	45.7	1.7	7.4%	44.7	3.3	7.4%	29.1	2.7	9.3%	21.2	2.1	9.9%

Total other financial obligations	228.3	9.6	8.4%	231.0	9.8	8.5%	230.2	19.5	8.5%	214.2	18.9	8.8%	206.2	18.3	8.9%

Derivative liabilities held for risk management
Domestic
Quetzales	0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0		0.0	0.0
Dollars	1.5	0.5	65.6%	2.4	0.2	16.8%	2.3	1.4	60.9%	3.4	0.6	17.6%	5.4	0.7	13.0%

Total domestic	1.5	0.5	65.6%	2.4	0.2	16.8%	2.3	1.4	60.9%	3.4	0.6	17.6%	5.4	0.7	13.0%
Foreign	0.0	0.0		0.0	0.0		0.0	0.0	0.0%	0.0	0.0	0.0%	0.0	0.0	0.0%

Total derivative liabilities held for risk management	1.5	0.5	65.6%	2.4	0.2	16.8%	2.3	1.4	60.9%	3.4	0.6	17.6%	5.4	0.7	13.0%

Total interest-bearing liabilities
Domestic
Quetzales	5,091.2	88.8	3.5%	4,465.8	78.0	3.5%	4,542.2	162.3	3.6%	4,186.3	149.3	3.6%	3,846.9	134.4	3.5%
Dollars	4,914.4	79.8	3.2%	4,375.9	75.3	3.4%	4,464.5	149.8	3.4%	4,042.2	144.4	3.6%	3,428.6	116.0	3.4%

Total domestic	10,005.6	168.6	3.4%	8,841.7	153.3	3.5%	9,006.7	312.2	3.5%	8,228.5	293.7	3.6%	7,275.5	250.4	3.4%
Foreign	1,419.7	35.9	5.1%	1,384.7	35.9	5.2%	1,418.9	74.8	5.3%	1,365.6	78.1	5.7%	1,080.0	60.1	5.6%

Total interest-bearing liabilities	11,425.3	204.5	3.6%	10,226.4	189.2	3.7%	10,425.6	387.0	3.7%	9,594.1	371.8	3.9%	8,355.5	310.5	3.7%

	Average balance sheet and expense from interest-bearing liabilities for the six-month period ended September 30,						Average balance sheet and expense from interest-bearing liabilities for the years ended March 31,
(US$ in millions, except percentages)	2015			2014			2015			2014			2013
	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Expense	Average Interest Rate	Average Balance	Interest Income	Average Interest Rate
Non-interest-bearing liabilities
Domestic
Quetzales	756.8			644.1			833.6			614.9			520.8
Dollars	753.1			675.7			475.5			621.2			555.8

Total domestic	1,509.9			1,319.8			1,309.1			1,236.1			1,076.6
Foreign	116.2			130.9			195.7			106.7			105.1

Total non-interest-bearing liabilities	1,626.1			1,450.7			1,504.8			1,342.8			1,182.0

Total interest and non-interest-bearing liabilities
Domestic
Quetzales	5,848.0	88.8	3.0%	5,109.9	78.0	3.1%	5,375.8	162.3	3.0%	4,801.2	149.3	3.1%	4,367.7	134.4	3.1%
Dollars	5,667.5	79.8	2.8%	5,051.6	75.3	3.0%	4,940.0	149.8	3.0%	4,663.4	144.4	3.1%	3,984.4	116.0	2.9%

Total domestic	11,515.5	168.6	2.9%	10,161.5	153.3	3.0%	10,315.8	312.2	3.0%	9,464.6	293.7	3.1%	8,352.1	250.4	3.0%
Foreign	1,535.9	35.9	4.7%	1,515.6	35.9	4.7%	1,614.6	74.8	4.6%	1,472.3	78.1	5.3%	1,185.1	60.1	5.1%

Total interest and non-interest-bearing liabilities	13,051.4	204.5	3.1%	11,677.1	189.2	3.2%	11,930.4	387.0	3.2%	10,936.9	371.8	3.4%	9,537.2	310.5	3.3%

Changes in Interest Income and Expense—Volume and Rate Analysis

The following table allocates, by currency and domicile of our subsidiary, changes in our net interest income due to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rates for the six-month period ended September 30, 2015 compared to the six-month period ended September 30, 2014, for the year ended March 31, 2015 compared to the year ended March 31, 2014 and for the year ended March 31, 2014 compared to the year ended March 31, 2013. Volume and rate variances have been calculated based on the average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

(US$ in millions)	September 30, 2015-September 30, 2015 Increase (decrease) due to changes in			March 31, 2015-March 31, 2014 Increase (decrease) due to changes in			March 31, 2014-March 31, 2013 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest-earning assets
Interest-earning deposits
Domestic
Quetzal-denominated	0.03	0.01	0.04	(0.36)	0.06	(0.30)	(0.25)	0.35	0.10
Dollar-denominated	0.03	(0.09)	(0.06)	0.08	(1.08)	(1.00)	(0.33)	1.13	0.80
Total domestic	0.06	(0.08)	(0.01)	(0.29)	(1.01)	(1.30)	(0.58)	1.48	0.90
Foreign	0.00	0.01	0.01	0.00	0.00	0.00	0.00	(0.10)	(0.10)

Total interest-earning deposits	0.07	(0.07)	(0.00)	(0.29)	(1.01)	(1.30)	(0.58)	1.38	0.80

Investment securities
Domestic
Quetzal-denominated	5.08	0.40	5.48	13.91	(4.01)	9.90	18.90	1.20	20.10
Dollar-denominated	(1.24)	1.12	(0.13)	1.12	2.68	3.80	5.55	(5.25)	0.30
Total domestic	3.83	1.52	5.35	15.03	(1.33)	13.70	24.45	(4.05)	20.40
Foreign	0.85	(2.44)	(1.59)	(0.39)	(4.21)	(4.60)	1.54	6.46	8.00

Total investment securities	4.69	(0.92)	3.76	14.63	(5.53)	9.10	25.99	2.41	28.40

Loans
Domestic
Quetzal-denominated	12.53	2.05	14.58	16.90	11.70	28.60	17.40	16.50	33.90
Dollar-denominated	17.03	(3.26)	13.77	22.09	2.85	24.95	34.29	(1.59)	32.70
Total domestic	29.56	(1.21)	28.35	38.99	14.55	53.55	51.69	14.91	66.60
Foreign	(0.66)	0.76	0.10	6.94	12.66	19.60	18.69	0.21	18.90

Total loans	28.90	(0.45)	28.45	45.94	27.21	73.15	70.38	15.12	85.50

Other receivables, net
Domestic
Quetzal-denominated	0.10	(0.16)	(0.06)	0.21	(0.21)	0.00	0.15	(0.05)	0.10
Dollar-denominated	0.03	0.00	0.03	0.11	(0.11)	0.00	(0.25)	0.25	0.00
Total domestic	0.13	(0.15)	(0.03)	0.32	(0.32)	0.00	(0.10)	0.20	0.10
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total other receivables, net	0.13	(0.15)	(0.03)	0.32	(0.32)	0.00	(0.10)	0.20	0.10

(US$ in millions)	September 30, 2015-September 30, 2015 Increase (decrease) due to changes in			March 31, 2015-March 31, 2014 Increase (decrease) due to changes in			March 31, 2014-March 31, 2013 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Derivatives assets held for risk management
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	0.00	(0.20)	(0.20)	(1.30)	0.40	(0.90)	(1.10)	0.70	(0.40)
Total domestic	0.00	(0.20)	(0.20)	(1.30)	0.40	(0.90)	(1.10)	0.70	(0.40)
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total derivatives assets held for risk management	0.00	(0.20)	(0.20)	(1.30)	0.40	(0.90)	(1.10)	0.70	(0.40)

Total interest-earning assets
Domestic
Quetzal-denominated	17.74	2.31	20.05	30.66	7.54	38.20	36.21	17.99	54.20
Dollar-denominated	15.84	(2.43)	13.41	22.09	4.76	26.85	38.16	(4.76)	33.40
Total domestic	33.58	(0.12)	33.46	52.75	12.30	65.05	74.37	13.23	87.60
Foreign	0.20	(1.68)	(1.48)	6.55	8.45	15.00	20.23	6.57	26.80

Total interest-earning assets	33.78	(1.80)	31.98	59.30	20.74	80.05	94.60	19.80	114.40

Interest-bearing liabilities
Demand deposits
Domestic
Quetzal-denominated	1.20	0.52	1.73	1.19	1.01	2.20	0.83	0.47	1.30
Dollar-denominated	0.07	(0.11)	(0.04)	0.00	(0.20)	(0.20)	0.36	0.04	0.40
Total domestic	1.28	0.41	1.68	1.19	0.81	2.00	1.19	0.51	1.70
Foreign	0.14	0.09	0.23	0.34	(0.24)	0.10	0.37	0.03	0.40

Total demand deposits	1.42	0.49	1.91	1.53	0.57	2.10	1.56	0.54	2.10

Savings deposits
Domestic
Quetzal-denominated	0.88	0.15	1.04	0.96	0.44	1.40	0.72	(1.42)	(0.70)
Dollar-denominated	0.13	0.08	0.22	0.33	(1.13)	(0.80)	(0.51)	1.11	0.60
Total domestic	1.02	0.23	1.25	1.29	(0.69)	0.60	0.21	(0.31)	(0.10)
Foreign	(0.27)	0.30	0.03	(1.39)	1.99	0.60	1.55	(1.55)	0.00

Total savings deposits	0.74	0.53	1.28	(0.10)	1.30	1.20	1.77	(1.87)	(0.10)

Term deposits
Domestic
Quetzal-denominated	6.69	(0.45)	6.24	8.63	(2.23)	6.40	12.47	(0.47)	12.00
Dollar-denominated	1.44	(0.09)	1.35	4.05	(0.65)	3.40	6.04	1.56	7.60
Total domestic	8.13	(0.54)	7.59	12.69	(2.89)	9.80	18.51	1.09	19.60
Foreign	(0.85)	(0.51)	(1.36)	0.02	(5.52)	(5.50)	(0.04)	9.04	9.00

Total term deposits	7.28	(1.05)	6.23	12.71	(8.41)	4.30	18.46	10.14	28.60

Financial obligations
Domestic
Quetzal-denominated	1.78	(0.70)	1.08	2.59	(0.69)	1.90	2.46	(0.56)	1.90
Dollar-denominated	0.54	(0.27)	0.27	(0.05)	0.10	0.05	0.34	(0.14)	0.20
Total domestic	2.32	(0.97)	1.35	2.55	(0.60)	1.95	2.80	(0.70)	2.10
Foreign	0.01	(0.01)	0.00	0.38	(0.26)	(0.11)	1.94	0.06	2.00

Total financial obligations	2.32	(0.98)	1.35	2.92	(0.86)	2.06	4.74	(0.64)	4.10

(US$ in millions)	September 30, 2015-September 30, 2015 Increase (decrease) due to changes in			March 31, 2015-March 31, 2014 Increase (decrease) due to changes in			March 31, 2014-March 31, 2013 Increase (decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Loans and borrowings from banks
Domestic
Quetzal-denominated	0.44	0.26	0.70	1.20	(0.06)	1.14	(2.68)	3.08	0.40
Dollar-denominated	6.26	(3.69)	2.58	8.72	(6.52)	2.20	15.26	4.44	19.70
Total domestic	6.70	(3.43)	3.27	9.92	(6.58)	3.34	12.58	7.52	20.10
Foreign	1.35	(0.15)	1.20	2.41	(1.60)	0.81	8.78	(2.79)	5.99

Total loans and borrowings from banks	8.06	(3.58)	4.48	12.34	(8.19)	4.15	21.36	4.73	26.09

Other financial obligations
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	0.02	(0.16)	(0.14)	0.03	(0.03)	0.00	0.01	(0.01)	0.00
Total domestic	0.02	(0.16)	(0.14)	0.03	(0.03)	0.00	0.01	(0.01)	0.00
Foreign	(0.12)	0.03	(0.08)	1.15	(0.55)	0.60	0.73	(0.13)	0.60

Total other financial obligations	(0.10)	(0.12)	(0.22)	1.19	(0.59)	0.60	0.74	(0.14)	0.60

Derivative liabilities held for risk management
Domestic
Quetzal-denominated	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dollar-denominated	(0.30)	0.59	0.29	(0.67)	1.47	0.80	(0.35)	0.25	(0.10)
Total domestic	(0.30)	0.59	0.29	(0.67)	1.47	0.80	(0.35)	0.25	(0.10)
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Total derivative liabilities held for risk management	(0.30)	0.59	0.29	(0.67)	1.47	0.80	(0.35)	0.25	(0.10)

Total interest-bearing liabilities
Domestic
Quetzal-denominated	11.00	(0.22)	10.78	14.59	(1.55)	13.04	13.80	1.10	14.90
Dollar-denominated	8.16	(3.65)	4.52	12.42	(6.97)	5.45	21.15	7.25	28.40
Total domestic	19.17	(3.87)	15.30	27.00	(8.51)	18.49	34.95	8.35	43.30
Foreign	0.26	(0.25)	0.01	3.06	(6.33)	(3.28)	16.48	1.51	17.99

Total interest-bearing liabilities	19.43	(4.12)	15.31	30.06	(14.85)	15.21	51.43	9.86	61.29

Interest-Earning Assets—Yield and Yield Spread

The following table sets forth, by currency and domicile of our subsidiary, the levels of our average interest-earning assets, net interest income, gross yield, net interest margin and yield spread obtained, for each of the six-month periods ended September 30, 2015 and 2014 and years ended March 31, 2015, 2014 and 2013.

(US$ in millions, except percentages)	For the six-month period ended September 30,(1)		For the year ended March 31,
	2015	2014	2015	2014	2013
Total average interest-earning assets:
Domestic
Quetzales	4,744.1	4,368.3	4,455.6	4,116.1	3,712.7
Dollars	4,656.2	4,035.5	4,154.3	3,701.2	3,050.9

Total domestic	9,400.3	8,403.8	8,609.9	7,817.3	6,763.6
Foreign	1,572.7	1,547.2	1,551.3	1,486.6	1,293.4

Total	10,973.0	9,951.0	10,161.2	9,303.9	8,057.0

Total average interest-bearing liabilities:
Domestic
Quetzales	5,091.2	4,465.8	4,542.2	4,186.3	3,846.9
Dollars	4,914.4	4,375.9	4,464.5	4,042.2	3,428.6

Total domestic	10,005.6	8,841.7	9,006.7	8,228.5	7,275.5
Foreign	1,419.7	1,384.7	1,418.9	1,365.6	1,080.0

Total	11,425.3	10,226.4	10,425.6	9,594.1	8,355.5

Net interest income:
Domestic
Quetzales	131.8	122.6	251.4	226.2	186.9
Dollars	50.8	41.9	89.4	68.0	63.0

Total domestic	182.6	164.4	340.8	294.2	249.9
Foreign	45.1	46.6	90.9	72.6	63.8

Total	227.7	211.0	431.6	366.8	313.7

Gross yield(2)
Domestic
Quetzales	9.3%	9.2%	9.3%	9.1%	8.7%
Dollars	5.6%	5.8%	5.8%	5.7%	5.9%

Total domestic	7.5%	7.6%	7.6%	7.5%	7.4%
Foreign	10.3%	10.7%	10.7%	10.1%	9.6%

Total	7.9%	8.0%	8.1%	7.9%	7.7%

Net interest margin(3)
Domestic
Quetzales	5.6%	5.6%	5.6%	5.5%	5.0%
Dollars	2.2%	2.1%	2.2%	1.8%	2.1%

Total domestic	3.9%	3.9%	4.0%	3.8%	3.7%
Foreign	5.7%	6.0%	5.9%	4.9%	4.9%

Total	4.1%	4.2%	4.2%	3.9%	3.9%

Yield spread(4)
Domestic
Quetzales	5.8%	5.7%	5.7%	5.6%	5.2%
Dollars	2.4%	2.4%	2.4%	2.2%	2.5%

Total domestic	4.1%	4.1%	4.1%	4.0%	4.0%
Foreign	5.2%	5.5%	5.4%	4.4%	4.0%

Total	4.3%	4.3%	4.3%	4.1%	4.0%

(1)	For the six-month periods ended September 30, 2015 and 2014, gross yield, net interest margin and yield spread have been annualized.
(2)	Gross yield is calculated as interest income divided by total average interest-earning assets, determined based on monthly ending balances during the applicable period.
(3)	Net interest margin refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances.
(4)	Yield spread is calculated as the difference between gross yield on average interest-earning assets and average rate paid on interest-bearing liabilities.

Investment Portfolio

We only invest in senior unsecured fixed income securities, predominantly sovereign debt of Central American countries, which are highly liquid in international or local markets. As of September 30, 2015, approximately 87.0% of our investment portfolio was invested in securities issued by the Guatemalan government and the Guatemalan Central Bank in the international and domestic capital markets. Our investment portfolio is managed by the responsible committee of each of our subsidiaries (see “Management” section).

The chart below sets forth our book value investment portfolio as of September 30, 2015, March 31, 2015, 2014 and 2013 and April 1, 2012.

(US$ in millions)	As of September 30,	As of March 31,			As of April 1,
	2015	2015	2014	2013	2012
Quetzal-denominated
Securities issued or secured by the Guatemalan government(1)	1,469.7	1,406.7	1,330.9	1,204.8	976.6
Securities issued or secured by the Guatemalan Central Bank	819.7	831.2	767.7	622.1	599.5
Securities issued or secured by other financial institutions(2)	13.9	14.8	5.6	17.1	27.5
Other securities	0.0	0.0	0.0	0.9	2.4

Total quetzal-denominated	2,303.4	2,252.7	2,104.2	1,844.9	1,605.9

Foreign currency-denominated
Foreign governments
Securities issued or secured by the Salvadoran government(3)	65.9	44.8	44.9	35.3	32.0
Securities issued or secured by the Honduran Government	102.3	97.1	94.0	86.4	72.5
Securities issued or secured by the Honduran Central Bank	91.3	78.2	119.3	85.5	98.6
Securities issued or secured by the Costa Rican government(5)	8.9	8.9	4.4	0.0	0.0
Securities issued or secured by the Costa Rican Central Bank	0.5	0.5	0.5	0.0	0.0

Total foreign governments	268.9	229.5	263.1	207.3	203.1

Other foreign currency-denominated
Securities issued or secured by the Guatemalan government(1)	589.5	572.9	610.1	590.0	474.2
Securities issued or secured by the Guatemalan Central Bank	10.1	10.1	10.1	13.9	6.8

(US$ in millions)	As of September 30,	As of March 31,			As of April 1,
	2015	2015	2014	2013	2012
Securities issued or secured by other financial institutions(2)	70.3	70.1	66.0	46.3	55.9
Other securities(4)	68.4	68.6	87.8	29.9	24.0

Total other foreign currency-denominated	738.4	721.8	774.0	680.1	560.9

Total foreign currency-denominated	1,007.2	951.3	1,037.1	887.4	764.0

Total debt securities	3,310.6	3,204.1	3,141.3	2,732.2	2,370.0

Equity securities	10.0	8.1	8.4	4.8	4.8

Total Investment securities	3,320.6	3,212.2	3,149.7	2,737.0	2,374.8

(1)	Includes Guatemalan government bonds and Guatemalan-issued treasuries.
(2)	Reflects investments made in debt securities issued by private financial entities and multilateral institutions.
(3)	Includes Salvadoran government credit notes of public treasury.
(4)	Reflects investments made in debt securities issued by non-financial entities.
(5)	Includes Costa Rican government bonds.

As of September 30, 2015 and March 31, 2015, 2014 and 2013, we held securities issued by foreign governments in the principal amounts, as follows.

(US$ in millions) As of September 30,	Issuer	Investment amount book value
2015	El Salvador	65.9
	Honduras	193.6
	Costa Rica	9.4

	Total	268.9

As of March 31,	Issuer	Investment amount book value
2015	El Salvador	44.8
	Honduras	175.3
	Costa Rica	9.4

	Total	229.5

2014	El Salvador	44.9
	Honduras	213.3
	Costa Rica	4.9

	Total	263.1

2013	El Salvador	35.3
	Honduras	171.9

	Total	207.3

Maturity Distribution and Average Yield

The following table presents the maturity distribution and weighted average yields as of September 30, 2015 for our securities portfolio.

	As of September 30, 2015
(in US$ millions, except percentages)	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
Debt securities
Quetzal-denominated
Securities issued or secured by the Guatemalan government	237.2	8.4%	469.6	8.6%	325.7	8.5%	437.2	7.7%	1,469.7	8.0%
Securities issued or secured by the Guatemalan Central Bank	144.6	4.1%	203.5	7.1%	261.0	7.9%	210.6	7.5%	819.7	7.0%
Securities issued or secured by other financial institutions	4.7	6.4%	9.2	7.4%	0.0		0.0		13.9	7.0%
Other securities	0.0		0.0		0.0		0.0		0.0

Total Quetzal- denominated	386.5	7.0%	682.4	8.0%	586.6	8.0%	647.8	8.0%	2,303.4	8.0%

Foreign Currency- denominated
Securities issued or secured by the Guatemalan government	0.0		0.0		135.5	5.1%	454.0	5.4%	589.5	5.0%
Securities issued or secured by the Guatemalan Central Bank	0.0		0.0		10.1	5.0%	0.0		10.1	5.0%
Securities issued or secured by the Costa Rican Government	0.0		0.0		0.0		8.9	6.7%	8.9	7.0%
Securities issued or secured by the Costa Rican Central Bank	0.0		0.5	5.3%	0.0		0.0		0.5	5.0%
Securities issued or secured by the Honduran Government	5.2	11.1%	37.6	12.7%	59.4	10.5%	0.0	2.0%	102.3	11.0%
Securities issued or secured by the Honduran Central Bank	91.3	3.2%	0.0		0.0		0.0		91.3	3.0%
Securities issued or secured by the Salvadoran Government	5.7	6.0%	0.0		15.4	6.3%	44.8	7.4%	65.9	7.0%
Securities issued or secured by other financial institutions	7.7	8.9%	32.1	5.6%	24.8	6.5%	5.7		70.3	6.0%
Other securities	0.0		0.0		68.4	6.9%	0.0		68.4	7.0%

Total Foreign currency-denominated	110.0	4.0%	70.3	9.0%	313.7	7.0%	513.3	6.0%	1,007.2	6.0%

Total Debit securities	496.4		752.7		900.3		1,161.2		3,310.6

Equity securities									10.0
Total Investment securities									3,315.0

The following table presents the maturity distribution and weighted average yields as of March 31, 2015 for our securities portfolio.

	As of March 31, 2015
(US$ in millions, except percentages)	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
Debt securities
Quetzal-denominated
Securities issued or secured by the Guatemalan government	102.6	8.9%	482.3	8.7%	364.7	8.5%	457.1	8.0%	1,406.7	8.0%
Securities issued or secured by the Guatemalan Central Bank	271.6	3.8%	138.5	8.4%	209.6	8.3%	211.4	7.5%	831.2	7.0%
Securities issued or secured by other financial institutions	8.6	6.8%	4.0	7.5%	0.0	7.5%	2.2		14.8	6.0%
Other securities	0.0		0.0		0.0		0.0		0.0

Total quetzal-denominated	382.8	5.0%	624.8	9.0%	574.4	8.0%	670.7	8.0%	2,252.7	8.0%

Foreign currency-denominated
Securities issued or secured by the Guatemalan government	0.0	0.0%	0.0	0.0%	132.6	5.1%	440.3	5.5%	572.9	5.0%
Securities issued or secured by the Guatemalan Central Bank	0.0	0.0%	0.0	0.0%	10.1	5.0%	0.0	0.0%	10.1	5.0%
Securities issued or secured by the Costa Rican government	0.0	0.0%	0.0	0.0%	0.0	0.0%	8.9	6.7%	8.9	7.0%
Securities issued or secured by the Costa Rican Central Bank	0.0	0.0%	0.5	5.3%	0.0	0.0%	0.0	0.0%	0.5	5.0%
Securities issued or secured by the Honduran Government	19.0	5.0%	49.6	5.5%	28.5	5.8%	0.0	4.6%	97.1	6.0%
Securities issued or secured by the Honduran Central Bank	44.0	10.2%	0.0	0.0%	34.2	0.3%	0.0	0.0%	78.2	6.0%
Securities issued or secured by the Salvadoran Government	5.7	5.9%	0.0	0.0%	15.5	6.3%	23.6	7.4%	44.8	7.0%
Securities issued or secured by other financial institutions	13.8	6.5%	21.9	5.0%	34.4	6.3%	0.0	0.0%	70.1	6.0%
Other securities	0.2	0.0%	0.0	0.0%	68.4	6.9%	0.0	0.0%	68.6	7.0%

Total foreign currency-denominated	82.7	8.0%	72.0	5.0%	323.7	5.0%	472.9	6.0%	951.3	6.0%

Total debt securities	465.5		696.9		898.1		1,143.6		3,204.1

Equity securities									8.1

Total investment securities									3,212.2

The following table presents the maturity distribution and weighted average yields as of March 31, 2014 for our securities portfolio.

	As of March 31, 2014
(US$ in millions, except percentages)	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance	Yield %	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
Debt securities
Quetzal-denominated
Securities issued or secured by the Guatemalan government	295.2	9.3%	389.5	8.5%	330.0	9.0%	316.2	8.7%	1,330.9	9.0%
Securities issued or secured by the Guatemalan Central Bank	236.2	4.7%	129.7	8.4%	197.4	8.6%	204.4	7.5%	767.7	7.0%
Securities issued or secured by other financial institutions	5.6	6.5%	0.0		0.0		0.0		5.6	7.0%

Total quetzal-denominated	537.0	7.0%	519.2	8.0%	527.4	9.0%	520.6	8.0%	2,104.2	8.0%

Foreign currency-denominated
Securities issued or secured by the Guatemalan government	77.6	4.0%	0.0		128.9	5.1%	403.6	5.9%	610.1	5.0%
Securities issued or secured by the Guatemalan Central Bank	0.0	4.5%	0.0		10.1	5.0%	0.0		10.1	5.0%
Securities issued or secured by the Costa Rican government	0.0		0.0		0.0		4.4	6.8%	4.4	7.0%
Securities issued or secured by the Costa Rican Central Bank	0.0		0.5	5.3%	0.0		0.0		0.5	5.0%
Securities issued or secured by the Honduran Government	15.6	9.0%	44.4	5.8%	34.0	5.2%	0.0	2.0%	94.0	6.0%
Securities issued or secured by the Honduran Central Bank	119.3	8.3%	0.0		0.0		0.0		119.3	8.0%
Securities issued or secured by the Salvadoran Government	5.7	8.6%	0.0		15.6	6.3%	23.7	7.4%	44.9	7.0%
Securities issued or secured by other financial institutions	26.6	4.8%	0.0		39.3	6.3%	0.0		66.0	6.0%
Other securities	0.0		10.4	7.8%	76.9	4.3%	0.5	7.1%	87.8	5.0%

Total foreign currency-denominated	244.9	7.0%	55.3	6.0%	304.8	5.0%	432.1	6.0%	1,037.1	6.0%

Total debt securities	781.8		574.5		832.2		952.8		3,141.3

Equity securities									8.4

Total Investment securities									3,149.7

As of September 30, 2015, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

(in US$ millions)	As of September 30, 2015
	Issuer	Book value	Market value
Securities issued or secured by the Guatemalan government	Ministry of Finance	2,059.2	2,237.7
Securities issued or secured by the Guatemalan Central Bank	Banco de Guatemala	829.8	822.7
Securities issued or secured by the Honduran Government	Secretaría de Finanzas	102.3	102.2
Securities issued or secured by the Honduran Central Bank	Banco Central de Honduras	91.3	91.3
Securities issued or secured by the Salvadoran Government	Dirección General De Tesorería Del Ministerio de Hacienda	65.9	65.8
Other securities	Comunicaciones Celulares, S.A.	42.5	42.7

Total		3,191.1	3,362.4

As of March 31, 2015, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

(US$ in millions)	As of March 31, 2015
	Issuer	Book value	Market value
Securities issued or secured by the Guatemalan government	Ministry of Finance	1,979.6	2,142.7
Securities issued or secured by the Guatemalan Central Bank	Banco de Guatemala	841.3	841.3
Securities issued or secured by the Honduran Government	Secretaría de Finanzas	90.7	90.7
Securities issued or secured by the Honduran Central Bank	Banco Central de Honduras	78.2	78.2
Securities issued or secured by the Salvadoran Government	Dirección General de Tesorería del Ministerio de Hacienda	44.8	42.1
Other securities	Comunicaciones Celulares, S.A.	42.5	42.4

Total		3,077.2	3,237.5

As of March 31, 2014, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

(US$ in millions)	As of March 31, 2014
	Issuer	Book value	Market value
Securities issued or secured by the Guatemalan government	Ministry of Finance	1,941.1	2,072.6
Securities issued or secured by the Guatemalan Central Bank	Banco de Guatemala	777.8	779.1
Securities issued or secured by the Honduran Government	Secretaría de Finanzas	87.7	87.7
Securities issued or secured by the Honduran Central Bank	Banco Central de Honduras	119.3	119.3
Securities issued or secured by the Salvadoran Government	Dirección General de Tesorería del Ministerio de Hacienda	44.9	42.0
Other securities	Comunicaciones Celulares, S.A.	40.8	40.8

Total		3,011.6	3,141.5

Loan Portfolio

The balance of our total net loan portfolio was US$7,490.0 million as of September 30, 2015, compared to US$7,128.2 million as of March 31, 2015, an increase of US$261.8 million, or 5.1%. This growth reflects higher lending in commercial and retail markets as well as greater penetration of the unbanked population in the region, greater participation in syndicated lending and increased lending activity. As of September 30, 2015, approximately 74.2% of our loan portfolio was comprised of commercial loans (which include corporate and SME loans) and 25.8% was comprised of retail loans. As of March 31, 2015, approximately 74.8% of our total loan portfolio was comprised of commercial loans and 25.2% was comprised of retail loans. As of March 31, 2014, approximately 75.1% of our total loan portfolio was comprised of commercial loans and 24.9% was comprised of retail loans. As of March 31, 2013, approximately 75.6% of our loan portfolio was comprised of commercial loans and 24.4% was comprised of retail loans. As of April 1, 2012, approximately 75.7% of our loan portfolio was comprised of commercial loans and 24.3% was comprised of retail loans.

The average yield on our loan portfolio for the six-month period ended September 30, 2015 was 8.4%, down from 8.5% for the corresponding period in 2014. The average yield on our Domestic loan portfolio (which includes our loan portfolio placed by our Guatemalan banking subsidiaries) for the six-month period ended September 30, 2015 was 7.8%, down from 7.9% for the corresponding period in 2014. The average yield on our Foreign loan portfolio (which includes our loan portfolio placed by our Honduran and Salvadoran banking subsidiaries) for the six-month period ended September 30, 2015 was 11.4%, up from 11.2% for the corresponding period in 2014.

The following tables present our loan portfolio classified into corporate, SME, consumer, microfinance and mortgage loans for the periods indicated.

(US$ in millions, except percentages)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Domestic Loan Portfolio
Corporate
Loans	4,203.9	56.1%	4,038.6	56.0%	3,537.4	54.7%	3,107.5	55.4%	2,621.1	54.0%
Discounted documents	86.6	1.2%	84.8	1.2%	86.5	1.3%	64.0	1.1%	65.7	1.4%
Factoring	0.1	0.0%	0.7	0.0%	1.6	0.0%	2.5	0.0%	4.2	0.1%
Credit cards	0.3	0.0%	0.2	0.0%	0.2	0.0%	0.2	0.0%	0.2	0.0%
Financial leasing	33.3	0.4%	41.8	0.6%	46.2	0.7%	36.5	0.7%	34.8	0.7%

Total	4,324.2	57.7%	4,166.2	57.8%	3,671.9	56.8%	3,210.6	57.3%	2,726.0	56.1%

SME
Loans	303.6	4.1%	293.1	4.1%	264.2	4.1%	230.8	4.1%	223.7	4.6%
Discounted documents	28.5	0.4%	29.7	0.4%	16.5	0.3%	22.8	0.4%	24.7	0.5%
Factoring	0.6	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.5	0.0%
Loans in deposit accounts	1.0	0.0%	0.8	0.0%	0.5	0.0%	0.6	0.0%	0.2	0.0%
Credit cards	12.6	0.2%	11.9	0.2%	11.9	0.2%	10.4	0.2%	9.2	0.2%
Financial leasing	11.8	0.2%	7.0	0.1%	5.8	0.1%	6.9	0.1%	7.6	0.2%

Total	358.1	4.8%	342.5	4.7%	299.0	4.6%	271.4	4.8%	265.8	5.5%

Consumer
Loans	401.1	5.4%	381.3	5.3%	328.4	5.1%	264.5	4.7%	230.9	4.8%
Discounted documents	0.8	0.0%	0.7	0.0%	1.0	0.0%	1.1	0.0%	1.2	0.0%
Temporary overdrafts	12.7	0.2%	13.6	0.2%	17.8	0.3%	22.6	0.4%	7.8	0.2%
Loans in deposit accounts	1.0	0.0%	1.1	0.0%	1.8	0.0%	1.8	0.0%	2.2	0.0%
Credit cards	279.3	3.7%	273.9	3.8%	239.5	3.7%	196.2	3.5%	168.9	3.5%
Financial leasing	0.2	0.0%	0.2	0.0%	0.4	0.0%	0.4	0.0%	0.7	0.0%

Total	695.1	9.3%	670.8	9.3%	588.9	9.1%	486.7	8.7%	411.7	8.5%

Microfinance
Loans	42.3	0.6%	36.9	0.5%	27.7	0.4%	23.4	0.4%	16.7	0.3%
Discounted documents	0.2	0.0%	0.3	0.0%	0.2	0.0%	0.2	0.0%	0.3	0.0%
Credit cards	15.5	0.2%	14.3	0.2%	12.4	0.2%	10.3	0.2%	9.5	0.2%
Financial leasing	2.0	0.0%	0.3	0.0%	0.2	0.0%	0.2	0.0%	0.5	0.0%

Total	60.1	0.8%	51.8	0.7%	40.5	0.6%	34.1	0.6%	26.9	0.6%

(US$ in millions, except percentages)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Mortgage
Loans	774.6	10.3%	709.5	9.8%	596.9	9.2%	512.5	9.1%	452.5	9.3%

Total	774.6	10.3%	709.5	9.8%	596.9	9.2%	512.5	9.1%	452.5	9.3%

Total domestic loan portfolio	6,212.1	82.9%	5,940.8	82.4%	5,197.2	80.3%	4,515.4	80.5%	3,882.9	79.9%
(-) Allowance for domestic portfolio	(67.9	-0.9%	(63.5)	-0.9%	(83.9)	-1.3%	(84.4)	-1.5%	(87.3)	-1.8%

Total domestic portfolio, net	6,144.2	82.0%	5,877.3	81.5%	5,113.2	79.0%	4,431.0	79.0%	3,795.7	78.1%

Foreign loan portfolio
Corporate
Loans	686.9	9.2%	714.5	9.9%	721.5	11.2%	608.3	10.9%	554.0	11.4%
Discounted documents	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%
Credit cards	1.4	0.0%	1.4	0.0%	1.3	0.0%	1.4	0.0%	0.7	0.0%

Total	688.3	9.2%	716.0	9.9%	722.8	11.2%	609.7	10.9%	554.7	11.4%

SME
Loans	182.7	2.4%	169.2	2.3%	162.5	2.5%	145.4	2.6%	130.2	2.7%
Credit cards	2.9	0.0%	3.7	0.1%	2.9	0.0%	2.8	0.0%	1.8	0.0%

Total	185.5	2.5%	172.9	2.4%	165.4	2.6%	148.2	2.6%	132.0	2.7%

Consumer
Loans	83.0	1.1%	72.3	1.0%	65.9	1.0%	45.0	0.8%	34.3	0.7%
Credit cards	40.7	0.5%	35.5	0.5%	42.5	0.7%	36.8	0.7%	23.6	0.5%

Total	123.7	1.7%	107.8	1.5%	108.4	1.7%	81.8	1.5%	57.9	1.2%

Microfinance
Loans	24.1	0.3%	20.5	0.3%	16.0	0.2%	10.3	0.2%	4.7	0.1%

Total	24.1	0.3%	20.5	0.3%	16.0	0.2%	10.3	0.2%	4.7	0.1%

Mortgage
Loans	256.3	3.4%	255.1	3.5%	260.3	4.0%	240.5	4.3%	225.9	4.6%

Total	256.3	3.4%	255.1	3.5%	260.3	4.0%	240.5	4.3%	225.9	4.6%

Total foreign loan portfolio	1,278.0	17.1%	1,272.2	17.6%	1,272.9	19.7%	1,090.5	19.5%	975.2	20.1%
(-) Allowance for foreign loan portfolio	(16.7)	-0.2%	(21.3)	-0.3%	(13.8)	-0.2%	(9.6)	-0.2%	(11.6)	-0.2%

Total foreign loan portfolio, net	1,261.3	16.8%	1,250.9	17.3%	1,259.1	19.5%	1,081.0	19.3%	963.6	19.8%

Total Loan Portfolio	7,490.0	100.0%	7,213.0	100.0%	6,470.1	100.0%	5,605.9	100.0%	4,858.2	100.0%

(-) Allowance for total loan portfolio	(84.6)	-1.1%	(84.8)	-1.2%	(97.7)	-1.5%	(93.9)	-1.7%	(98.9)	-2.0%

Total Loan Portfolio, net	7,405.5	98.9%	7,128.2	98.8%	6,372.3	98.5%	5,512.0	98.3%	4,759.3	98.0%

•	Corporate and SME loans: commercial loans granted to companies to carry out economic activities. Corporate loans are loans granted above US$650,000. SME loans are loans granted in an aggregate principal amount between US$20,800 and US$650,000.

•	Consumer loans: consumer loans granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services, in an aggregate principal amount up to US$390,000.

•	Microfinance loans: loans granted to companies or individuals for the purpose of encouraging micro businesses and entrepreneurs in different economic activities, in an aggregate principal amount up to US$20,800.

•	Mortgages: loans granted to individuals for the purchase of new or used housing or to build a home.

Maturity and Interest Rate Sensitivity of Loans

The following tables present the maturities of our loan portfolio as of September 30, 2015, March 31, 2015 and March 31, 2014.

(US$ in millions)	As of September 30, 2015
	Due in one year or less	Due from one to five years	Due after five years	Total
Domestic loan portfolio
Corporate
Loans	642.1	884.8	2,676.9	4,203.9
Discounted documents	26.4	32.7	27.5	86.6
Factoring	0.1	0.0	0.0	0.1
Credit cards	0.1	0.2	0.0	0.3
Financial leasing	0.6	12.4	20.3	33.3

Total	669.4	930.1	2,724.7	4,324.2

SME
Loans	65.1	104.2	134.3	303.6
Discounted documents	17.0	9.7	1.8	28.5
Factoring	0.0	0.6	0.0	0.6
Loans in deposit accounts	1.0	0.0	0.0	1.0
Credit cards	5.4	7.2	0.0	12.6
Financial leasing	0.9	6.6	4.3	11.8

Total	89.4	128.3	140.4	358.1

Consumer
Loans	33.9	254.8	112.3	401.1
Discounted documents	0.4	0.4	0.0	0.8
Temporary overdrafts	12.7	0.0	0.0	12.7
Loans in deposit accounts	0.8	0.3	0.0	1.0
Credit cards	111.4	168.0	0.0	279.3
Financial leasing	0.0	0.2	0.0	0.2

Total	159.2	423.6	112.3	695.1

Microfinance
Loans	12.0	29.5	0.8	42.3
Discounted documents	0.1	0.2	0.0	0.2
Credit cards	5.4	10.1	0.0	15.5
Financial leasing	0.2	1.6	0.2	2.0

Total	17.6	41.4	1.1	60.1

Mortgage
Loans	1.4	29.9	743.3	774.6

Total	1.4	29.9	743.3	774.6

(US$ in millions)	As of September 30, 2015
	Due in one year or less	Due from one to five years	Due after five years	Total
Total domestic loan portfolio	936.9	1,553.3	3,721.9	6,212.1
(-) Allowance for domestic loan portfolio	(26.6)	(22.7)	(18.6)	(67.9)

Total domestic loan portfolio, net	910.3	1,530.6	3,703.3	6,144.2

Foreign loan portfolio
Corporate
Loans	134.9	99.2	452.8	686.9
Credit cards	1.4	0.0	0.0	1.4

Total	136.4	99.2	452.8	688.3

SME
Loans	36.0	49.3	97.4	182.7
Credit cards	2.9	0.0	0.0	2.9

Total	38.9	49.3	97.4	185.5

Consumer
Loans	2.8	62.5	17.7	83.0
Credit cards	40.7	0.0	0.0	40.7

Total	43.5	62.5	17.7	123.7

Microfinance
Loans	4.5	18.4	1.2	24.1

Total	4.5	18.4	1.2	24.1

Mortgage
Loans	0.3	4.5	251.5	256.3

Total	0.3	4.5	251.5	256.3

Total foreign loan portfolio	223.5	234.0	820.5	1,278.0
(-) Allowance for foreign loan Portfolio	(4.8)	(4.7)	(7.2)	(16.7)

Total foreign loan portfolio, net	218.7	229.3	813.3	1,261.3

Total loan portfolio	1,160.4	1,787.2	4,542.4	7,490.0
(-) Allowance for total loan Portfolio	(31.4)	(27.4)	(25.8)	(84.6)

Total loan portfolio, net	1,129.1	1,759.8	4,516.6	7,405.5

(US$ in millions)	As of March 31, 2015
	Due in one year or less	Due from one to five years	Due after five years	Total
Domestic loan portfolio
Corporate
Loans	604.9	889.4	2,544.3	4,038.6
Discounted documents	25.3	31.2	28.2	84.8
Factoring	0.0	0.7	0.0	0.7
Credit cards	0.1	0.1	0.0	0.2
Financial leasing	1.4	16.2	24.3	41.8

Total	631.6	937.7	2,596.9	4,166.2

SME
Loans	64.5	100.7	127.9	293.1
Discounted documents	21.9	6.9	0.8	29.7
Loans in deposit accounts	0.8	0.0	0.0	0.8
Credit cards	5.2	6.8	0.0	11.9
Financial leasing	0.6	5.5	0.8	7.0

Total	93.0	119.9	129.5	342.5

Consumer
Loans	31.9	235.4	114.0	381.3
Discounted documents	0.4	0.3	0.0	0.7
Temporary overdrafts	13.6	0.0	0.0	13.6
Loans in deposit accounts	1.1	0.0	0.0	1.1
Credit cards	126.8	147.2	0.0	273.9
Financial leasing	0.0	0.2	0.0	0.2

Total	173.8	383.1	114.0	670.8

Microfinance
Loans	11.3	25.0	0.6	36.95
Discounted documents	0.1	0.2	0.0	0.3
Credit cards	5.0	9.4	0.0	14.3
Financial leasing	0.1	0.2	0.0	0.3

Total	16.4	34.8	0.6	51.8

Mortgage
Loans	1.2	30.0	678.3	709.5

Total	1.2	30.0	678.3	709.5

Total domestic loan portfolio	916.0	1,505.5	3,519.3	5,940.8
(-) Allowance for domestic loan portfolio	(24.5)	(21.0)	(18.0)	(63.5)

Total domestic loan portfolio, net	891.5	1,484.4	3,501.3	5,877.3

Foreign loan portfolio
Corporate
Loans	152.6	123.4	438.5	714.5
Discounted documents	1.4	0.0	0.0	1.4

Total	154.0	123.4	438.5	716.0

SME
Loans	40.8	43.2	85.2	169.2
Credit cards	3.7	0.0	0.0	3.7

Total	44.5	43.2	85.2	172.9

(US$ in millions)	As of March 31, 2015
	Due in one year or less	Due from one to five years	Due after five years	Total
Consumer
Loans	5.2	47.9	19.2	72.3
Credit cards	35.5	0.0	0.0	35.5

Total	40.7	47.9	19.2	107.8

Microfinance
Loans	4.5	14.8	1.2	20.5

Total	4.5	14.8	1.2	20.5

Mortgage
Loans	0.3	4.9	249.9	255.1

Total	0.3	4.9	249.9	255.1

Total foreign loan portfolio	244.0	234.2	794.0	1,272.2
(-) Allowance for foreign loan Portfolio	(4.3)	(5.1)	(11.9)	(21.3)

Total foreign loan portfolio, net	239.7	229.1	782.1	1,250.9

Total loan portfolio	1,160.0	1,739.6	4,313.3	7,213.0
(-) Allowance for total loan Portfolio	(28.8)	(26.1)	(29.9)	(84.8)

Total loan portfolio, net	1,131.2	1,713.5	4,283.4	7,128.2

(US$ in millions)	As of March 31, 2014
	Due in one year or less	Due from one to five years	Due after five years	Total
Domestic loan portfolio
Corporate
Loans	491.0	758.5	2,287.9	3,537.4
Discounted documents	20.7	35.9	29.8	86.5
Factoring	0.6	1.0	0.0	1.6
Credit cards	0.1	0.1	0.0	0.2
Financial leasing	1.2	18.8	26.2	46.2

Total	513.6	814.3	2,344.0	3,671.9

SME
Loans	63.5	87.5	113.2	264.2
Discounted documents	10.1	6.2	0.2	16.5
Loans in deposit accounts	0.3	0.2	0.0	0.5
Credit cards	6.1	5.7	0.0	11.9
Financial leasing	0.7	4.7	0.4	5.8

Total	80.8	104.4	113.8	299.0

Consumer
Loans	30.0	194.9	103.6	328.4
Discounted documents	0.6	0.4	0.0	1.0
Loans in deposit accounts	1.4	0.4	0.0	1.8
Temporary overdrafts	17.8	0.0	0.0	17.8
Credit cards	124.0	115.5	0.0	239.5
Financial leasing	0.0	0.4	0.0	0.4

Total	173.8	311.5	103.6	588.9

Microfinance
Loans	9.1	17.7	0.9	27.7
Discounted documents	0.1	0.2	0.0	0.2
Credit cards	5.6	6.8	0.0	12.4
Financial leasing	0.0	0.1	0.0	0.2

Total	14.8	24.8	0.9	40.5

Mortgage
Loans	1.4	28.6	566.9	596.9

Total	1.4	28.6	566.9	596.9

Total domestic loan portfolio	784.4	1,283.6	3,129.2	5,197.2
(-) Allowance for domestic loan portfolio	(50.9)	(13.6)	(19.4)	(83.9)

Total domestic loan portfolio, net	733.5	1,270.0	3,109.8	5,113.2

Foreign loan portfolio
Corporate
Loans	208.1	127.8	385.6	721.5
Credit cards	1.3	0.0	0.0	1.3

Total	209.4	127.8	385.6	722.8

SME
Loans	86.6	35.0	41.0	162.5
Credit cards	2.9	0.0	0.0	2.9

Total	89.5	35.0	41.0	165.4

(US$ in millions)	As of March 31, 2014
	Due in one year or less	Due from one to five years	Due after five years	Total
Consumer
Loans	55.0	7.3	3.5	65.9
Credit cards	42.5	0.0	0.0	42.5

Total	97.5	7.3	3.5	108.4

Microfinance
Loans	15.9	0.1	0.0	16.0

Total	15.9	0.1	0.0	16.0

Mortgage
Loans	0.2	5.0	255.1	260.3

Total	0.2	5.0	255.1	260.3

Total foreign loan portfolio	396.6	175.1	685.1	1,272.9
(-) Allowance for foreign loan Portfolio	(2.5)	(3.4)	(8.0)	(13.8)

Total foreign loan portfolio, net	410.1	171.8	677.1	1,259.1

Total loan portfolio	1,181.0	1,458.7	3,814.3	6,470.1
(-) Allowance for total loan Portfolio	(53.4)	(17.0)	(27.4)	(97.7)

Total loan portfolio, net	1,143.6	1,441.8	3,786.9	6,372.3

The following table presents the interest rate sensitivity of our loan portfolio with a maturity of one year or less and with a maturity of more than one year as of September 30, 2015, March 31, 2015 and March 31, 2014.

(US$ in millions)	As of September 30,	As of March 31,	As of March 31,
	2015	2015	2014
Loans with maturity of one year or less
Variable rate:
Domestic	873.0	869.0	709.6
Foreign	223.5	241.3	185.8

Total	1,096.6	1,110.3	895.4
Fixed rate:
Domestic	66.2	74.9	68.7
Total	0.0	74.9	68.7

Total loans with maturity of one year or less	1,162.7	1,185.3	964.1

Loans with maturity of more than one year
Variable Rate:
Domestic	4,962.9	4,741.2	4,013.7
Foreign	899.7	864.5	1,085.9

Total	5,862.6	5,605.7	5,099.6
Fixed rate:
Domestic	464.6	421.8	405.8
Foreign	0.1	0.1	0.6

Total	464.7	422.0	406.4
Total loans with maturity of more than one year	6,327.3	6,027.7	5,506.0

Total loan portfolio	7,490.0	$7,213.0	6,470.10

Loan Portfolio by Economic Activity

We believe our loan portfolio is well diversified in terms of economic sectors, with borrowers distributed among the following segments: agribusiness, commerce, construction, consumer, utilities, financial institutions and commercial real estate, mining, manufacturing, services and transportation and storage. The following table sets forth our loan portfolio by the indicated categories as of September 30, 2015, March 31, 2015, March 31, 2014, March 31, 2013 and April 1, 2012.

(US$ in millions, except percentages)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Agriculture, livestock, forestry, hunting and fishing	313.3	4.2%	409.9	5.7%	222.5	3.4%	184.4	3.3%	134.9	2.8%
Commerce	852.9	11.4%	828.0	11.5%	886.8	13.7%	827.6	14.8%	752.4	15.5%
Construction	438.1	5.8%	471.9	6.5%	569.4	8.8%	509.1	9.1%	303.0	6.2%
Consumer	1,849.6	24.7%	1,766.0	24.5%	1,326.9	20.5%	1,118.9	20.0%	1,121.8	23.1%
Utilities	770.8	10.3%	643.9	8.9%	525.9	8.1%	412.3	7.4%	341.8	7.0%
Financial institutions and commercial real estate	1,027.2	13.7%	1,045.6	14.5%	934.4	14.4%	825.2	14.7%	580.3	11.9%
Mining	2.5	0.0%	0.1	0.0%	6.3	0.1%	4.3	0.1%	6.7	0.1%
Manufacturing	1,609.7	21.5%	1,716.3	23.8%	1,437.1	22.2%	1,205.1	21.5%	1,135.8	23.4%
Services	559.4	7.5%	282.0	3.9%	474.2	7.3%	311.1	5.5%	393.0	8.1%
Transportation and storage	66.6	0.9%	49.4	0.7%	86.6	1.3%	208.1	3.7%	88.5	1.8%

Total loan portfolio	7,490.0	100.0%	7,213.0	100.0%	6,470.1	100.0%	5,605.9	100.0%	4,858.2	100.0%

(-) Allowance for loan portfolio	(84.6)		(84.8)		(97.7)		(93.9)		(98.9)

Total loan portfolio, net	7,405.5		7,128.2		6,372.3		5,512.0		4,759.3

Credit Categories

The following tables present our loan portfolio, for the purpose of credit risk evaluation in effect as of September 30, 2015, March 31, 2015, March 31, 2014, March 31, 2013 and April 1, 2012.

(US$ in millions)	As of September 30,	As of March 31,			As of April 1,
	2015	2015	2014	2013	2012
Domestic loan Portfolio
Corporate	4,324.2	4,166.2	3,671.9	3,210.6	2,726.0
SME	358.1	342.5	299.0	271.4	265.8
Consumer	695.1	670.8	588.9	486.7	411.7
Microfinance	60.1	51.8	40.5	34.1	26.9
Mortgage	774.6	709.5	596.9	512.5	452.5

Total domestic loan portfolio	6,212.1	5,940.8	5,197.2	4,515.4	3,882.9

(-) Allowance for domestic loan portfolio	(67.9)	(63.5)	(83.9)	(84.4)	(87.3)

Total domestic loan portfolio, net	6,144.2	5,877.3	5,113.2	4,431.0	3,795.7

Foreign loan portfolio
Corporate	688.3	716.0	722.8	609.7	554.7
SME	185.5	172.9	165.4	148.2	132.0
Consumer	123.7	107.8	108.4	81.8	57.9
Microfinance	24.1	20.5	16.0	10.3	4.7
Mortgage	256.3	255.1	260.3	240.5	225.9

Total foreign loan portfolio	1,278.0	1,272.2	1,272.9	1,090.5	975.2

(-) Allowance for foreign loan portfolio	(16.7)	(21.3)	(13.8)	(9.6)	(11.6)

Total foreign loan portfolio, net	1,261.3	1,250.9	1,259.1	1,081.0	963.6

Total loan portfolio	7,490.0	7,213.0	6,470.1	5,605.9	4,858.2

(-) Allowance for total loan portfolio	(84.6)	(84.8)	(97.7)	(93.9)	(98.9)

Total loan portfolio, net	7,405.5	7,128.2	6,372.3	5,512.0	4,759.3

Grading of Loan Portfolio

We classify our loans into five risk categories, depending on the degree of the debtors’ risk of nonpayment. These categories are grouped according to the debtors´ repayment performance and are described as follows.

Category	Risk
A	Normal risk
B	More than normal risk
C	With expected losses
D	Significant expected losses
E	High default risk

As described below, grading criteria applies to corporate loans, which consist of corporate and SME loans; and to retail banking loans, which consist of consumer loans, microfinance and mortgage loans.

Grade A

Debtors of corporate loans classified in this category have complied with their obligations in a timely fashion and, at the time of the assessment there are no reasons for doubting the repayment of capital and interest thereon on the agreed-upon dates. Also, there are no reasons to believe that their status will change before the next assessment. In assessing a loan as Category A, the use of the funds and the source of the cash flows to be used in repaying the loan should be known. Retail banking loans are classified as Category A if payments are made when due or up to 29 days past due.

Grade B

Debtors of corporate loans classified in this category are those that show certain deficiencies at the time of the assessment which, if not corrected on a timely fashion, may lead to higher level of risks in respect of the loan recovery. Certain common characteristics of loans in this category include delays in the repayment of loans that were promptly paid before an outdated or lack of information required for analyzing the repayment capacity. Retail banking loans are classified in Category B when payments are between 31 and 60 days past due.

Grade C

Debtors of corporate loans classified in this category show financial difficulties. Additionally, corporate loans are classified in this category when payments are between 91 and 180 days past due. Retail banking loans are classified in Category C when payments are between 61 and 120 days past due.

Grade D

Debtors of corporate loans classified in this category have certain characteristics that result in doubtful recovery of the loan. Despite the fact that the recovery of the loan is doubtful, there is a reasonable possibility that in the near future the debtor’s creditworthiness will improve. Furthermore, corporate loans are classified as Category D when payments are between 181 and 365 days past due. Retail banking loans are classified in Category D when payments are between 121 and 180 days past due.

Grade E

Corporate loans included in this category show major financial and operational difficulties as well as a significant possibility that in the near future the customer’s payment capacity will worsen. Corporate loans are classified in this category when payments are over 365 days past due. Retail banking loans are classified in Category E when payments are over 180 days past due.

Loan Portfolio Risk Classification for Loan Losses

The following table sets forth our loan portfolio by risk category as of September 30, 2015, March 31, 2015, March 31, 2014, March 31, 2013 and April 1, 2012.

(US$ in millions, except percentages)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Domestic loan portfolio
“A” Normal risk	6,027.7	97.0%	5,761.3	97.0%	4,984.1	95.9%	4,329.5	95.9%	3,717.8	95.7%
“B” More than normal risk	95.5	1.5%	108.7	1.8%	114.8	2.2%	94.7	2.1%	67.4	1.7%
“C” With expected losses	38.3	0.6%	22.2	0.4%	19.8	0.4%	13.5	0.3%	13.8	0.4%
“D” Significant expected losses	19.8	0.3%	13.3	0.2%	10.5	0.2%	8.9	0.2%	10.7	0.3%
“E” High default risk	30.8	0.5%	35.2	0.6%	68.6	1.3%	69.5	1.5%	74.6	1.9%

Total domestic loan portfolio	6,212.1	100.0%	5,940.8	100.0%	5,197.8	100.0%	4,516.0	100.0%	3,884.3	100.0%

“C,” “D” and “E” as a percentage of total domestic loan portfolio		1.4%		1.2%		1.9%		2.0%		2.6%
Foreign loan portfolio
“A” Normal risk	1,221.5	95.6%	1,194.1	93.9%	1,199.4	94.3%	1,020.1	93.6%	919.3	94.4%
“B” More than normal risk	33.3	2.6%	55.1	4.3%	55.4	4.4%	55.5	5.1%	44.2	4.5%
“C” With expected losses	11.3	0.9%	11.2	0.9%	9.5	0.7%	10.4	1.0%	6.0	0.6%
“D” Significant expected losses	6.9	0.5%	5.9	0.5%	5.2	0.4%	2.4	0.2%	1.6	0.2%
“E” High default risk	5.0	0.4%	5.8	0.5%	2.8	0.2%	1.6	0.1%	2.8	0.3%

Total foreign loan portfolio	1,278.0	100.0%	1,272.2	100.0%	1,272.3	100.0%	1,089.9	100.0%	973.9	100.0%

“C,” “D” and “E” as a percentage of total foreign loan portfolio		1.8%		1.8%		1.4%		1.3%		1.1%

“C,” “D” and “E” as a percentage of total loan portfolio		1.5%		1.3%		1.8%		1.9%		2.3%

Total loan portfolio	7,490.0		7,213.0		6,470.1		5,605.9		4,858.2

Allowances for total loan portfolio	(84.6)		(84.8)		(97.7)		(93.9)		(98.9)

Total loan portfolio, net	7,405.5		7,128.2		6,372.3		5,512.0		4,759.3

Non-Accrual Loans, NPL and Troubled Debt Restructured Loans

Non-Accrual Loans

The following tables present (i) loans accounted for on a non-accrual basis classified into Domestic and Foreign loans, (ii) the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and (iii) the amount of interest income on those loans that was included in net income for that period.

Non-accrual loans refers to loans that are considered non-performing and are no longer accruing interest.

(US$ in millions)	As of and for the six-month period ended September 30, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	18.0	2.6	0.8
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	18.0	2.6	0.8

(US$ in millions)	As of and for the year ended March 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	17.5	5.0	2.7
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	17.5	5.0	2.7

(US$ in millions)	As of and for the year ended March 31, 2014
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	43.2	5.4	1.2
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	43.2	5.4	1.2

(US$ in millions)	As of and for the year ended March 31, 2013
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	41.3	4.3	0.9
Foreign	0.0	0.0	0.0

Total non-accrual loan portfolio	41.3	4.3	0.9

NPL

The following tables present (i) NPL, classified into Domestic and Foreign loans, (ii) the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and (iii) the amount of interest income on those loans that was included in net income for that period.

(US$ in millions)	As of and for the six-month period ended September 30, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	81.8	5.3	4.2
Foreign	20.8	1.6	1.6

Total NPL	102.6	6.9	5.8

(US$ in millions)	As of and for the year ended March 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	62.1	5.2	4.2
Foreign	19.0	1.4	1.4

Total NPL	81.1	6.6	5.6

(US$ in millions)	As of and for the year ended March 31, 2014
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	92.1	6.7	5.3
Foreign	15.6	1.4	0.0

Total NPL	107.7	8.1	5.3

(US$ in millions)	As of and for the year ended March 31, 2013
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	85.3	6.5	5.3
Foreign	12.9	1.0	1.0

Total NPL	98.2	7.5	6.2

Troubled Debt Restructured Loans

The following tables present (i) troubled debt restructured loans classified into Domestic and Foreign loans, (ii) the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and (iii) the amount of interest income on those loans that was included in net income for that period.

Troubled debt restructured loans are those in which the original terms of the loan (balance, term, payment plan, rate or guarantees) have been significantly amended because of material difficulties in the repayment capacity of a debtor.

(US$ in millions)	As of and for the six-month period ended September 30, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	10.6	0.4	0.4
Foreign	1.0	0.1	0.1

Total troubled debt restructured loans	11.6	0.5	0.5

(US$ in millions)	As of and for the year ended March 31, 2015
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	1.9	0.2	0.2
Foreign	12.9	1.3	1.3

Total troubled debt restructured loans	14.8	1.5	1.5

(US$ in millions)	As of and for the year ended March 31, 2014
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	2.2	0.2	0.2
Foreign	23.2	1.7	1.7

Total troubled debt restructured loans	25.4	1.8	1.8

(US$ in millions)	As of and for the year ended March 31, 2013
	Amount of loans	Gross interest income	Interest income included in net income for the period
Domestic	1.8	0.2	0.2
Foreign	18.3	2.4	2.4

Total troubled debt restructured loans	20.1	2.5	2.5

Loan Concentrations

As of September 30, 2015 we do not have any concentration of loans exceeding 10% of total loans.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, our subsidiaries have established weekly reports to identify potential problem loans, which are then included on a watch list. In general, these are loans due by clients that could face difficulties complying with their repayment obligations, but who otherwise have had a good payment history. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. Our subsidiaries also monitor the credit risk associated with these clients. Potential problem loans are primarily those classified as “B” pursuant to our risk qualification. As of September 30, 2015, March 31, 2015 and 2014, US$128.8 million, or 1.7% of total loans, US$163.8 million, or 2.6% of total loans and US$170.2 million, or 2.3% of total loans, respectively, were classified as potential problem loans under these guidelines.

Allowance for Loan Losses

We record allowance for loan losses in accordance with our best estimate of incurred losses on our loan portfolio, in accordance with IFRS standards. The main components of this allowance are a collective loan loss allowance established by groups with homogeneous characteristics as well as individual credit exposures that were subject to individual impairment assessment, but were not impaired.

The following tables present the changes in the allowance for loan losses during the periods indicated.

(US$ in millions)	For the six-month period ended September 30,	For the year ended March 31,
	2015	2015	2014	2013
Domestic
Balance at beginning of period	63.5	83.9	84.4	87.3
Charge of the year to profit and loss	18.9	36.8	16.2	14.1
Charge-offs	(14.4)	(57.8)	(17.2)	(16.1)
Effect of difference in exchange rate	(0.1)	0.6	0.5	(0.9)
Balance at end of period (domestic)	67.9	63.5	83.9	84.4

Foreign
Balance at beginning of period	21.3	13.8	9.6	11.6
Charge of the year to profit and loss	1.7	19.8	12.3	2.8
Charge-offs	(6.3)	(11.8)	(8.0)	(4.9)
Effect of difference in exchange rate	(0.1)	(0.5)	0.0	0.0
Balance at end of period (foreign)	16.7	21.3	13.8	9.6

Balance at end of period total	84.6	84.8	97.7	93.9

The following tables present the allocation of our allowance for loan losses by type of loan.

(US$ in millions, except percentages)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Domestic
Corporate
Loans	25.4	30.0%	25.2	29.7%	51.8	53.0%	52.9	56.4%	57.9	58.6%
Discounted documents	1.2	1.4%	0.6	0.7%	0.5	0.5%	0.4	0.4%	0.5	0.5%
Financial leasing	0.5	0.5%	0.5	0.6%	1.0	1.0%	0.6	0.6%	0.2	0.2%

Total	27.1	32.0%	26.3	31.0%	53.3	54.6%	53.9	57.4%	58.6	59.2%

SME
Loans	6.4	7.6%	6.3	7.4%	5.6	5.7%	5.0	5.4%	5.0	5.1%
Discounted documents	1.0	1.1%	1.0	1.2%	0.6	0.6%	1.0	1.0%	0.5	0.5%
Credit cards	0.3	0.4%	0.2	0.2%	0.2	0.2%	0.2	0.2%	0.2	0.2%
Financial leasing	0.4	0.5%	0.3	0.3%	0.3	0.3%	0.4	0.4%	0.2	0.2%

Total	8.2	9.6%	7.8	9.2%	6.6	6.8%	6.5	6.9%	5.9	6.0%

Consumer
Loans	9.1	10.8%	7.7	9.1%	5.3	5.4%	4.3	4.6%	4.0	4.0%
Temporary overdrafts	0.2	0.3%	0.2	0.2%	0.2	0.2%	0.1	0.1%	0.1	0.1%
Loans in deposit accounts	0.0	0.0%	0.0	0.0%	0.6	0.6%	0.6	0.6%	0.6	0.6%
Credit cards	14.1	16.7%	12.4	14.6%	7.0	7.2%	6.7	7.1%	5.3	5.4%

Total	23.5	27.8%	20.3	24.0%	13.1	13.4%	11.7	12.4%	10.1	10.2%

Microfinance
Loans	2.2	2.5%	1.9	2.3%	1.5	1.5%	1.1	1.2%	0.7	0.7%
Credit cards	0.4	0.4%	0.3	0.4%	0.2	0.2%	0.2	0.2%	0.2	0.2%

Total	2.6	3.0%	2.3	2.7%	1.7	1.7%	1.3	1.4%	0.9	0.9%

Mortgage
Loans	6.6	7.8%	6.8	8.0%	9.1	9.3%	11.0	11.7%	11.8	11.9%

Total	6.6	7.8%	6.8	8.0%	9.1	9.3%	11.0	11.7%	11.8	11.9%

Total allowance for domestic loan losses	67.9	80.3%	63.5	74.9%	83.9	85.9%	84.4	89.8%	87.3	88.2%

(US$ in millions, except percentages)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Foreign
Corporate
Loans	2.9	3.5%	9.6	11.4%	5.9	6.0%	3.5	3.7%	4.6	4.6%

Total	2.9	3.5%	9.6	11.4%	5.9	6.0%	3.5	3.7%	4.6	4.6%

SME
Loans	1.9	2.2%	2.7	3.2%	1.9	2.0%	1.5	1.6%	2.0	2.0%
Credit cards	0.2	0.2%	0.0	0.0%	0.0	0.0%	0.0	0.0%	0.0	0.0%

Total	2.0	2.4%	2.8	3.2%	2.0	2.0%	1.5	1.6%	2.0	2.0%

Consumer
Loans	3.7	4.4%	3.8	4.5%	2.0	2.0%	1.5	1.6%	1.2	1.3%
Credit cards	3.0	3.6%	1.0	1.2%	0.8	0.8%	0.8	0.8%	1.8	1.8%

Total	6.7	8.0%	4.8	5.6%	2.8	2.9%	2.3	2.5%	3.0	3.1%

Microfinance
Loans	1.6	1.9%	0.6	0.7%	0.3	0.3%	0.1	0.1%	0.1	0.1%

Total	1.6	1.9%	0.6	0.7%	0.3	0.3%	0.1	0.1%	0.1	0.1%

Mortgage
Loans	3.4	4.0%	3.5	4.2%	2.9	3.0%	2.1	2.2%	1.9	1.9%

Total	3.4	4.0%	3.5	4.2%	2.9	3.0%	2.1	2.2%	1.9	1.9%

Total allowance for foreign loan losses	16.7	19.7%	21.3	25.1%	13.8	14.1%	9.6	10.2%	11.6	11.8%

Total allowance for loan losses	84.6	100.0%	84.8	100.0%	97.7	100.0%	93.9	100.0%	98.9	100.0%

Charge-Offs

The following tables present the allocation of our charge-offs by type of loan for the periods indicated.

(US$ in millions)	For the six-month period ended September 30,	For the year ended March 31,
	2015	2015	2014	2013
Corporate
Loans(1)	0.2	36.6	0.0	0.2
Financial leasing	—	—	0.1	—

Total	0.2	36.6	0.1	0.2

SME
Loans	2.3	3.3	1.7	3.2
Discounted documents	—	—	0.4	0.2
Credits cards	0.1	0.4	0.5	0.2
Financial leasing	—	—	0.1	—
Loan portfolio payments	—	—	—	0.1

Total	2.5	3.6	2.7	3.7

Consumer
Loans	5.2	8.1	4.2	3.0
Credit cards	10.0	16.0	13.6	9.5

Total	15.2	24.1	17.8	12.5

Microfinance
Loans	1.5	1.0	1.7	0.8
Discounted documents	—	1.2	0.0	0.0
Credit cards	0.2	0.3	0.2	0.2

Total	1.7	2.4	2.0	1.1

Mortgage
Loans	1.1	2.7	2.6	3.5

Total	1.1	2.7	2.6	3.5

Total charge-offs	20.7	69.6	25.2	21.0

(1)	Loan charge-offs for the year ended March 31, 2015 include problem loans from the transfer in 2007 of certain assets and liabilities of Banco de ComercioS.A. to us through the Asset Exclusion Trust of Banco de Comercio (Fideicomiso de Administración y Realización de Activos Excluidos de Banco de Comercio, S.A.) established by the Board of Asset and Liability Exclusions of Banco de Comercio. (Junta de Exclusión de Activos y Pasivos del Banco de Comercio, S.A.) formed by the Guatemalan Monetary Board for purposes of the dissolution of Banco de Comercio, S.A., which at the time of the transfer included an impaired loan portfolio. Given the deterioration of the transferred loans, reserves were made for such loans after the acquisition in accordance with our impairment accounting policies, but the loans were charged off during the year ended March 31, 2015 after receiving a legal opinion stating that the loans were irrecoverable.

The ratios of charge-offs to average outstanding loans for the periods indicated were as follows.

	For the six-month period ended September 30,	For the year ended March 31,
	2015	2015	2014	2013
Ratio of charge-offs to outstanding loans	0.28%	0.98%	0.40%	0.38%

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the obligation of our banking subsidiaries to continue to engage in collection efforts to accomplish recovery. The corresponding committee in each of our banking subsidiaries is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income under other operating income.

For the six-month period ended September 30, 2015 and years ended March 31, 2015, 2014 and 2013, US$7.5 million, US$7.9 million, US$12.8 million and US$9.5 million, respectively, were recovered from loans that were written-off and recognized as “Other operating income”.

Cross-Border Deposits in Banks, Outstanding Loans and Investments

We have cross-border outstanding loans and investments to a borrower in countries outside of Guatemala that exceeded 1.0% of our total assets. The following table presents information with respect to our cross-border deposits in banks, outstanding loans and investments as of September 30, 2015, March 31, 2015, March 31, 2014 and March 31, 2013.

(US$ in millions)	As of September 30,	As of March 31,
	2015	2015	2014	2013
Deposits in banks
El Salvador	0.1	0.4	1.0	2.5
Honduras	0.6	0.7	2.3	0.7
Nicaragua	0.0	0.0	0.3	0.5
Bahamas	0.3	0.0	0.9	0.0
United States	201.8	124.9	66.4	82.2
United Kingdom	0.2	0.3	0.4	0.7
Germany	9.9	9.6	3.6	2.3
Canada	10.3	0.0	0.4	0.3
Panama	0.3	1.0	0.0	0.0

Total cross-border deposits in banks	223.5	136.9	75.3	89.2

Loans
Honduras	1,461.0	1,457.2	1,375.3	1,261.0
El Salvador	315.2	306.8	239.8	156.4
Panama	157.5	122.9	45.7	37.2
Netherlands	50.0	50.0	0.0	0.0
Marshall Islands	37.6	39.4	47.6	49.7
Costa Rica	25.7	20.3	22.2	21.4
Dominican Republic	8.8	7.9	5.7	6.0
Belize	0.2	0.3	0.4	0.6
Bahamas	0.2	0.3	0.4	0.0
Nicaragua	0.0	0.0	1.0	1.7
British Virgin Islands	57.0	55.1	8.0	9.4

Total cross-border loans	2,113.2	2,060.3	1,746.1	1,543.5

Investments
El Salvador	65.9	44.8	66.6	45.4
Honduras	212.2	194.5	243.9	229.8
Costa Rica	21.6	21.6	17.1	—
Panama	3.1	3.3	—	0.9
Colombia	0.0	10.3	10.3	10.1
Cayman Islands	35.6	25.2	11.4	—
British Virgin Islands	12.5	9.8	—	9.7

Total cross-border investments	350.9	309.5	349.3	295.8

Deposits

The principal components of our deposits are customer demand (demand and savings) and term deposits. Our retail clients are the principal source of our demand and term deposits. The following table presents the composition of our deposits as of September 30, 2015, March 31, 2015, March 31, 2014, March 31, 2013, and April 1, 2012.

(US$ in millions)	As of September 30,		As of March 31,						As of April 1,
	2015		2015		2014		2013		2012
Domestic
Interest-bearing deposits
Demand deposits	1,571.5	19.7%	1,506.9	19.5%	1,404.5	19.8%	1,393.8	21.1%	1,244.8	20.3%
Term deposits	2,977.2	37.3%	2,862.1	37.0%	2,583.5	36.5%	2,331.8	35.3%	2,051.9	33.5%
Savings deposits	1,229.4	15.4%	1,136.7	14.7%	1,036.7	14.6%	971.1	14.7%	910.8	14.9%
Other(1)	21.2	0.3%	11.0	0.1%	20.6	0.3%	3.4	0.1%	0.6	0.0%
Total	5,799.4	72.6%	5,516.7	71.3%	5,045.4	71.3%	4,700.0	71.2%	4,208.0	68.7%

Non-interest-bearing deposits
Demand deposits	1,229.0	15.4%	1,234.1	16.0%	1,100.6	15.5%	967.0	14.7%	1,017.4	16.6%
Other(1)	19.8	0.2%	18.5	0.2%	18.0	0.3%	17.7	0.3%	21.5	0.4%

Total	1,248.8	15.6%	1,252.7	16.2%	1,118.6	15.8%	984.7	14.9%	1,038.9	17.0%

Total domestic deposits	7,048.2	88.3%	6,769.3	87.5%	6,164.0	87.1%	5,684.7	86.1%	5,247.0	85.6%

Foreign
Interest-bearing deposits
Demand deposits	109.4	1.4%	125.8	1.6%	66.0	0.9%	70.6	1.1%	84.9	1.4%
Term deposits	472.4	5.9%	487.8	6.3%	492.7	7.0%	515.1	7.8%	438.1	7.1%
Savings deposits	277.6	3.5%	272.8	3.5%	287.4	4.1%	268.6	4.1%	353.5	5.8%
Other(1)	0.1	0.0%	0.1	0.0%	1.1	0.0%	0.9	0.0%	0.3	0.0%

Total	859.4	10.8%	886.5	11.5%	847.1	12.0%	855.3	13.0%	876.8	14.3%

Non-interest-bearing deposits
Demand deposits	78.0	1.0%	78.9	1.0%	68.0	1.0%	60.1	0.9%	3.9	0.1%
Other(1)	1.0	0.0%	0.9	0.0%	0.1	0.0%	0.0	0.0%	0.9	0.0%

Total	78.9	1.0%	79.7	1.0%	68.0	1.0%	60.1	0.9%	4.8	0.1%

Total foreign deposits	938.4	11.7%	966.2	12.5%	915.2	12.9%	915.4	13.9%	881.5	14.4%

Total deposits	7,986.6	100.0%	7,735.5	100.0%	7,079.1	100.0%	6,600.1	100.0%	6,128.5	100.0%

(1)	Consists of order deposits and restricted deposits.

The following table presents the average rate paid in each type of deposit account for the six-month period ended September 30, 2015 and for the years ended March 31, 2015, 2014 and 2013.

	For the six-month period ended September 30,	For the year ended March 31,
	2015	2015	2014	2013
Domestic
Demand deposits	0.8%	0.8%	0.7%	0.7%
Savings deposits	1.4%	1.3%	1.4%	1.5%
Term deposits	5.7%	5.7%	5.8%	5.8%
Foreign
Demand deposits	1.0%	0.9%	1.0%	1.0%
Savings deposits	2.7%	2.8%	2.2%	2.8%
Term deposits	7.6%	7.8%	8.9%	7.1%

The following tables present term deposits, by amount and maturity, as of September 30, 2015, March 31, 2015 and March 31, 2014.

(US$ in millions)	As of September 30,	As of March 31,
	2015	2015	2014
Domestic
Up to 3 months	670.0	708.0	240.6
From 3 to 6 months	757.6	691.8	280.7
From 6 to 12 months	864.6	851.5	631.4
More than 12 months	257.6	177.2	298.8
Term deposits less than US$100,000	427.4	433.6	1,132.0

Total domestic term deposits	2,977.2	2,862.1	2,583.5
Foreign
Up to 3 months	143.9	157.4	173.0
From 3 to 6 months	87.5	124.9	136.8
From 6 to 12 months	153.1	126.2	106.8
More than 12 months	1.9	0.5	0.0
Term deposits less than US$100,000	85.9	78.8	76.0

Total foreign term deposits	472.3	487.7	492.6
Total term deposits	3,449.6	3,349.8	3,076.1

Return on Equity and Assets

The following table shows selected financial data and selected financial ratios for the periods indicated.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
	(US$ in millions, except percentages)
Net income(2)	207.3	185.9	181.2	162.0
Average total assets(1)	13,051.4	11,930.4	10,936.9	9,537.2
Average shareholders’ equity(1)	1,012.9	959.4	835.9	712.5
Net income as a percentage of average total assets(2)	1.6%	1.6%	1.7%	1.7%
Net income as a percentage of average shareholders’ equity(2)	20.5%	19.4%	21.7%	22.7%
Average shareholders’ equity as a percentage of average total assets	7.8%	8.0%	7.6%	7.5%
Dividend payout ratio(3)(4)	—	46.4%	44.4%	45.8%

(1)	Average month-end balances during each such period.
(2)	Figures for the six-month period ended September 30, 2015 have been annualized.
(3)	Dividends divided by profit for the year attributable to equity holders of Bicapital.
(4)	Regular dividends are paid on a yearly basis.

Short-Term Borrowings

Short-term borrowings consist of interbank and overnight funds. We did not have any short-term borrowing as of September 30, 2015, March 31, 2015 and as of March 31, 2014 and 2013.

INDUSTRY

The Guatemalan Economy and Financial System

Overview of Guatemala’s Economy

Guatemala is the largest economy in Central America in terms of GDP and population and one of the most stable and consistent economies in the region in terms of real GDP growth rates. Over the past years, the country has delivered steady growth rates and has shown resilience to global shocks. In particular, Guatemala’s economy was able to navigate the recent financial crisis without falling into a recession, and the effect of such financial crisis was less severe than in other Central American countries, partially due to the conservative macroeconomic management of the Guatemalan Central Bank and the Guatemalan government. The charts below show the 2014 GDP of Guatemala in comparison to other Central American countries, the real GDP growth rate evolution of the Guatemalan economy in comparison to other Central American countries for the 2000-2014 period and Guatemala’s real GDP growth in comparison to the real GDP growth of major Latin American economies for the 2009-2014 period.

Source: IMF

Note:	2014 GDP estimated figures as provided by the World Economic Outlook Database of the IMF in local currency for all the countries except for Guatemala, for which the figure provided by the Guatemalan Central Bank was used. Figures converted into U.S. dollars at the 2014 average exchange rate for the corresponding country.

In addition to achieving steady economic growth rates, Guatemala has maintained levels of foreign exchange stability that are unique in Latin America in addition to low levels of national indebtedness (as a percentage of GDP) and decreasing inflation as set forth in the graphs below.

Source: Guatemalan Central Bank and IMF

Note: Exchange rates correspond to the daily averages of “buy” and “sell” rates published by the Guatemalan Central Bank as of September 30, 2015.

Guatemala’s current account balance (defined as value of goods and services imported minus the value of goods and services exported, plus net services and primary income) was an estimated US$1.1 billion or 1.8% of estimated GDP for 2014, which is below previous years and remains financed by steady foreign direct investments and public sector borrowings. Guatemala’s fiscal deficit (defined as total government income minus total government expenses) increased slightly reaching US$1.1 billion or 1.8% of estimated GDP for 2014, largely as a result of increased government debt and lower expected levels of tax revenue. Guatemala’s international reserves reached US$7.3 billion, or 12.5% of estimated GDP for 2014. Lastly, Guatemala’s credit ratings of Ba1 by Moody’s, BB by S&P & BB by Fitch, all with a stable outlook, positively compare against other countries in Central America.

In terms of country risk, Guatemala has converged in recent years to levels that are in line with those of other Latin American countries considered to be the lowest-risk countries in the region, such as Chile, Peru, Colombia and Mexico.

Source: J.P. Morgan - EMBI Global Diversified Index

Note: Evolution presented since the initial date of data availability for Guatemala (June 2012) until September 30, 2015.

Guatemala’s economic growth has been also supported by favorable demographic trends. The country’s population has grown rapidly and continues to increase its purchasing power. Additionally, the country’s unemployment rate is currently the lowest in Central America. The following charts present the evolution of Guatemala’s population, GDP per capita and unemployment rate in comparison to other Central American countries.

Source: IMF and Economic Commission for Latin America and the Caribbean (ECLAC)

(1)	Latest available data for all the countries of ECLAC’s database. El Salvador’s information is presented as of 2013

Overview of Guatemala’s Financial System

As of September 30, 2015, there were 103 financial institutions operating in Guatemala under the control and supervision of the GSB. Even though banks accounted for only 18 of such institutions, they constituted 83.5% of the financial system’s assets, as set forth in the table below.

	Number of entities	Assets (%)
Banks	18	83.5%
Financial corporations	13	2.9%
Offshore banks	6	8.4%
Insurance companies	28	2.7%
General and bonded warehouse companies	15	0.1%
Other entities	23	2.4%

Total	103	100.0%

Source: GSB

Guatemala’s Banking System

Over the past 15 years, the Guatemalan government has enacted a number of banking regulations and decrees that, as in other countries and banking systems, have been oriented towards increasing capital and reserve requirements and adopting stronger risk assessment processes. These regulations, combined with the acquisition strategies of local and international banks, have resulted in a consolidation process in which smaller participants have been acquired by or have merged with larger banks, lowering the total number of banks in Guatemala from 31 in 2000 to 18 in 2014. The following transactions are some of the mergers and acquisitions that took place in the country during this period:

•	merger of Banco Agrícola Mercantil and Banco del Agro into Banco Agromercantil in 2000;

•	Banco Reformador’s acquisition of Banco de la Construcción in 2000;

•	merger of Banco Granai & Townson and Banco Continental into Banco G&T Continental in 2001;

•	Crédito Hipotecario Nacional’s acquisition of Banco del Ejército in 2002 and Banco del Nor-Oriente in 2003;

•	Banco Cuscatlán de Guatemala’s acquisition of Banco Lloyds TSB in 2004;

•	GE Consumer Finance’s acquisition of BAC International Bank in 2005;

•	Banco Industrial’s acquisition of Banco de Occidente in 2006;

•	Citigroup’s merger of its Central American operations with Grupo Financiero Cuscatlán and Grupo Financiero Uno in 2007;

•	transfer of certain assets and liabilities of Banco de Comercio to Banco Industrial through the Asset Exclusion Trust of Banco de Comercio, S.A. (Fideicomiso de Administración y Realización de Activos Excluidos de Banco de Comercio, S.A.);

•	Banco G&T Continental’s acquisition of Banco de Exportación in 2007;

•	Banco Agromercantil’s merger with Banco Corporativo in 2007;

•	Banco Reformador’s acquisition of Banco SCI in 2007;

•	Promerica’s acquisition of Bancasol in 2007;

•	Scotiabank’s acquisition of Banco de Antigua in 2008;

•	Banco Industrial’s acquisition of Banco del Quetzal in 2008;

•	Banco de Los Trabajadores’ acquisition of Banco de la República in 2008;

•	Grupo Aval’s acquisition of BAC Credomatic in 2010, with operations in Guatemala;

•	Grupo Financiero Ficohsa’s acquisition of Banco Americano de Guatemala in 2012;

•	Bancolombia’s acquisition of a 40% stake in Banco Agromercantil in 2012;

•	Grupo Ribadeneira’s acquisition of Banco de Antigua in 2013;

•	Grupo Aval’s acquisition of Banco Reformador in 2013; and

•	Promerica’s acquisition of Citibank’s consumer and commercial operations in Guatemala in 2015 (subject to approval from the regulatory agencies).

Since 2000, due to consolidations, the number of banks in Guatemala has decreased from 31 to 18 in September 30, 2015, as set forth in the graph below.

Source: GSB

As of September 30, 2015, the Guatemalan banking system had total assets of approximately US$33.5 billion. The total amount of assets increased at a CAGR of 11.4% for the 2009-2014 period, having started at US$16.8 billion in 2009. Loans and deposits in the Guatemalan banking system also grew at rapid rates in the same period and in most cases outperformed Guatemala’s GDP growth rates, set forth in the graph below.

Source: Guatemalan Central Bank and GSB

As demonstrated in the graph below, despite these rapid growth rates, Guatemala’s banking system still remains underpenetrated with a loan-to-GDP ratio of 29.6%. Although Guatemala’s loan-to-GDP ratio has increased since 2009, it is significantly below the ratios seen in other countries in Latin America. In addition, Guatemala’s low gross loan-to-deposit ratio (78.0% as of December 31, 2014 and 80.0% as of September 30, 2015), represents a considerable growth opportunity for the Guatemalan financial sector.

Source:	IMF, Guatemalan Central Bank, the GSB, and the local banking regulatory entities of Chile, Colombia, Costa Rica, El Salvador, Honduras, Mexico, Panama and Peru

Note: Ratios calculated in local currency.

In terms of the Guatemalan banking system’s loan portfolio composition, commercial loans are the main type of loan, accounting for 65.2% of total gross loans in the country as of September 30, 2015, followed by retail loans (29.5%) and mortgages (5.3%). Retail loans and commercial loans have been the fastest growing banking segments in recent years. The graph below sets forth the evolution of the loan portfolio mix in the country since 2009.

Source: GSB

Note:	Figures converted from local currency into U.S. dollars for illustrative purposes, using the end-of-period exchange rate of the corresponding year

The Guatemalan financial system’s loan portfolio composition explains its high quality despite rapid growth rates. Non-performing loans have averaged 1.7% of gross loans in the 2009-2014 period, with an average NPL coverage ratio of 138.4% for the same period. The following charts set forth the evolution of the NPL to gross loans and allowances to NPL since 2009 until September 2015.

Source: GSB

Note: Ratios calculated in local currency

Additionally, the Guatemalan banking system is a profitable sector that compares favorably to the banking systems of other countries, with an average return on average equity of 17.4% for the 2009-2014 period and an average return on average assets of 1.7% in the same period. The following charts show a current comparison of the return on average equity and return on average asset for the banking systems of countries in Latin America and the evolution of such metrics in Guatemala.

Source:	Local regulatory entities of Chile, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Panama and Peru.
Note:	Ratios calculated in local currency, based on annualized net income figures (for the six months ended September 30, 2015) and using average of balance sheet figures as of September 30, 2015 and March 31, 2015. Data for Colombia as of June 30, 2015 (latest available).

Source: GSB

Note:	Ratios calculated in local currency and based on annualized net income figures (for the six months ended September 30, 2015) and using average of balance sheet figures as of September 30, 2015 and March 31, 2015.

In terms of capitalization, the Guatemalan banking system is well capitalized, with a capital ratio of 14.1% as of September 30, 2015, which is above the minimum regulatory requirement of 10.0% in the country. See “Regulation and Supervision.” The graphs below set forth the evolution of the capital ratio and equity to assets ratios for the Guatemalan banking system.

Source: GSB

Note: Ratios calculated in local currency. Capital ratios as provided by the GSB.

In terms of competition and market participants, the Guatemalan banking system is mainly dominated by local banks and concentrated in a few top players. The five largest banks accounted for 81.9% of the Guatemalan banking system’s total assets as of September 30, 2015. Our subsidiary, Banco Industrial, is currently the largest bank in the country as measured by assets, net loans and deposits. The following table provides an overview of Banco Industrial’s main competitors and other banks in Guatemala and their respective ranking and market share in terms of assets, net loans and deposits as of September 30 and March 31, 2015.

As of September 30, 2015	Assets		Net loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	27.9%	1	26.6%	1	25.2%	1
Banco De Desarrollo Rural	19.7%	2	21.5%	2	21.7%	2
Banco G&T Continental	19.0%	3	17.3%	3	18.7%	3
Banco Agromercantil(*)	9.0%	4	10.5%	4	8.3%	4
Banco De Los Trabajadores	6.2%	5	5.5%	5	6.8%	5
Banco Reformador(*)	4.0%	6	4.5%	6	4.1%	6
Banco BAC(*)	2.7%	7	3.5%	7	3.1%	7
Banco Internacional(*)	2.4%	8	2.6%	9	2.7%	8
Banco Citibank De Guatemala(*)	2.2%	9	2.7%	8	2.2%	10
Banco Promerica(*)	2.0%	10	2.2%	10	2.3%	9
Banco CHN	1.1%	11	0.8%	11	1.2%	11
Banco Citibank N.A.(*)	0.9%	12	0.0%	17	0.9%	12
Banco Ficohsa Guatemala(*)	0.7%	13	0.8%	12	0.7%	13
Banco Azteca De Guatemala(*)	0.6%	14	0.5%	13	0.5%	16
Banco De Antigua(*)	0.5%	16	0.4%	14	0.5%	14
Banco Inmobiliario	0.5%	15	0.3%	15	0.5%	15
Banco De Crédito	0.3%	17	0.3%	16	0.4%	17
Banco Vivibanco	0.2%	18	0.0%	18	0.1%	18

As of March 31, 2015	Assets		Net loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	28.1%	1	27.3%	1	25.5%	1
Banco De Desarrollo Rural	20.2%	2	21.7%	2	22.2%	2
Banco G&T Continental	18.3%	3	16.5%	3	18.2%	3
Banco Agromercantil(*)	8.9%	4	10.3%	4	8.2%	4
Banco De Los Trabajadores	6.2%	5	5.4%	5	6.5%	5
Banco Reformador(*)	4.0%	6	4.6%	6	4.2%	6
Banco BAC(*)	2.8%	7	3.1%	7	3.1%	7
Banco Internacional(*)	2.5%	8	2.7%	9	2.8%	8
Banco Citibank De Guatemala(*)	2.2%	9	3.0%	8	2.3%	9
Banco Promerica(*)	1.7%	10	2.1%	10	1.9%	10
Banco CHN	1.3%	11	0.9%	11	1.4%	11
Banco Citibank N.A.(*)	1.0%	12	0.0%	17	0.9%	12
Banco Ficohsa Guatemala(*)	0.7%	13	0.8%	12	0.7%	13
Banco Azteca De Guatemala(*)	0.6%	14	0.5%	13	0.5%	16
Banco De Antigua(*)	0.5%	15	0.5%	14	0.5%	15
Banco Inmobiliario	0.5%	16	0.3%	16	0.6%	14
Banco De Crédito	0.3%	17	0.3%	15	0.4%	17
Banco Vivibanco	0.2%	18	0.0%	18	0.1%	18

Source: GSB

(*)	Foreign-owned banks and banks in which foreign entities have relevant equity investments

The tables below set forth the market share and rank in the commercial, retail and mortgage loan segments for each of the banks that are part of the Guatemalan banking system, as of September 30 and March 31, 2015.

As of September 30, 2015	Commercial		Retail (excluding Mortgages)		Mortgage
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	34.1%	1	9.4%	3	26.5%	1
Banco G&T Continental	23.6%	2	4.8%	6	7.2%	5
Banco De Desarrollo Rural	13.5%	3	39.3%	1	20.9%	2
Banco Agromercantil	13.0%	4	4.2%	7	13.5%	4
Banco Reformador	6.1%	5	0.8%	13	3.2%	7
Banco Internacional	3.2%	6	1.2%	12	2.5%	8
Banco BAC	2.7%	7	2.9%	8	16.5%	3
Banco Citibank De Guatemala	0.8%	9	7.8%	4	0.0%	15
Banco Promerica	1.0%	8	5.0%	5	1.5%	9
Banco CHN	0.6%	10	0.8%	14	6.9%	6
Banco De Crédito	0.4%	12	0.2%	15	0.0%	14
Banco Inmobiliario	0.4%	11	0.1%	16	0.3%	11
Banco De Los Trabajadores	0.2%	13	18.1%	2	0.7%	10
Banco De Antigua	0.0%	16	1.5%	11	0.0%	15
Banco Ficohsa Guatemala	0.2%	14	2.1%	9	0.2%	12
Banco Citibank N.A.	0.0%	15	0.0%	18	0.0%	15
Banco Azteca De Guatemala	0.0%	18	1.7%	10	0.0%	15
Banco Vivibanco	0.0%	17	0.0%	17	0.0%	13

As of March 31, 2015	Commercial		Retail (excluding Mortgages)		Mortgage
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banco Industrial	34.6%	1	9.4%	3	25.2%	1
Banco G&T Continental	21.9%	2	4.6%	7	7.4%	5
Banco De Desarrollo Rural	15.4%	3	36.8%	1	23.0%	2
Banco Agromercantil	12.4%	4	4.6%	6	13.0%	4
Banco Reformador	6.3%	5	0.8%	13	3.0%	7
Banco Internacional	3.2%	6	1.3%	11	2.7%	8
Banco BAC	2.0%	7	3.2%	8	16.5%	3
Banco Citibank De Guatemala	1.1%	8	8.7%	4	0.0%	15
Banco Promerica	0.9%	9	5.2%	5	1.3%	9
Banco CHN	0.7%	10	0.7%	14	6.5%	6
Banco De Crédito	0.4%	11	0.2%	15	0.0%	14
Banco Inmobiliario	0.4%	12	0.1%	16	0.3%	11
Banco De Los Trabajadores	0.3%	13	18.8%	2	0.8%	10
Banco De Antigua	0.2%	14	1.2%	12	0.0%	16
Banco Ficohsa Guatemala	0.2%	15	2.4%	9	0.2%	12
Banco Citibank N.A.	0.0%	16	0.0%	18	0.0%	16
Banco Azteca De Guatemala.	0.0%	17	2.1%	10	0.0%	16
Banco Vivibanco	0.0%	18	0.0%	17	0.1%	13

Source: GSB

The following table sets forth a comparison of key metrics for each of the banks that are part of the Guatemalan banking system, for the six months ended September 30, 2015. The data is presented in local GAAP.

	ROAE(1)	ROAA(2)	NIM(3)	NPL / Gross loans	Capital ratio(4)	Opex / profit(5)
Banco Industrial	27.8%	1.8%	2.9%	0.8%	12.3%	56.1%
Banco De Desarrollo Rural	20.6%	2.2%	6.7%	0.9%	14.3%	68.4%
Banco G&T Continental	17.0%	1.3%	3.3%	1.4%	12.9%	68.1%
Banco Agromercantil	16.2%	1.6%	4.2%	1.2%	14.3%	78.5%
Banco De Los Trabajadores	25.7%	2.4%	7.0%	2.1%	15.1%	84.0%
Banco Reformador	6.3%	0.6%	2.4%	1.3%	13.4%	60.1%
Banco BAC	0.7%	0.1%	4.2%	1.9%	20.4%	99.8%
Banco Internacional	12.8%	1.1%	4.0%	1.0%	13.8%	74.8%
Banco Citibank De Guatemala	8.3%	1.6%	18.1%	5.1%	18.7%	100.7%
Banco Promerica	28.1%	2.4%	10.8%	1.1%	13.4%	83.4%
Banco CHN	4.7%	0.3%	4.5%	15.2%	14.0%	53.6%
Banco Citibank N.A.	21.8%	2.5%	3.2%	0.0%	63.2%	55.5%
Banco Ficohsa Guatemala	(1.6%)	(0.2%)	20.7%	3.2%	13.5%	138.9%
Banco Azteca De Guatemala	16.5%	5.1%	41.1%	4.7%	24.4%	86.1%
Banco De Antigua	1.3%	0.2%	21.2%	6.7%	20.1%	168.8%
Banco Inmobiliario	2.3%	0.4%	4.9%	3.8%	45.8%	97.9%
Banco De Crédito	3.5%	0.5%	4.9%	2.6%	18.5%	97.2%
Banco Vivibanco	9.2%	2.8%	8.2%	0.0%	45.3%	90.4%
System	18.4%	1.7%	5.1%	1.4%	14.1%	72.8%

Source: GSB

Note:	Ratios calculated in local currency, based on annualized income statement figures (for the six months ended September 30, 2015) and using average of balance sheet figures as of September 30, 2015 and March 31, 2015.
(1) Refers to return on average equity, calculated as annualized net income divided by average shareholders’ equity.

(2) Refers to return on average assets, calculated as annualized net income divided by average total assets.

(3)       Refers to net interest margin, calculated as annualized net interest income divided by average interest-earning assets, which consist of cash and cash equivalents, investments, current loans and receivables from financial products.

(4) Refers to capital ratio as provided by the GSB.
(5) Refers to operating expenses to profit ratio, calculated as operating expenses divided by the sum of net financial income, net services income and net other operating income.

The following table sets forth a comparison of key metrics for each of the banks that are part of the Guatemalan banking system, for the year ended March 31, 2015. The data is presented in local GAAP.

	ROAE(1)	ROAA(2)	NIM(3)	NPL / Gross loans	Capital ratio(4)	Opex / profit(5)
Banco Industrial	26.6%	1.6%	3.0%	0.5%	11.3%	56.5%
Banco De Desarrollo Rural	21.0%	2.3%	6.8%	0.8%	15.3%	64.3%
Banco G&T Continental	16.3%	1.2%	3.1%	1.3%	13.4%	64.9%
Banco Agromercantil	10.7%	1.1%	4.6%	1.2%	14.7%	87.1%
Banco De Los Trabajadores	29.5%	2.6%	8.4%	1.7%	14.4%	70.6%
Banco Reformador	6.6%	0.6%	3.2%	1.0%	13.8%	79.4%
Banco BAC	20.5%	2.8%	5.1%	2.0%	24.1%	35.6%
Banco Internacional	19.2%	1.6%	4.3%	0.9%	13.1%	66.8%
Banco Citibank De Guatemala	3.8%	0.8%	19.5%	4.8%	18.0%	96.5%
Banco Promerica	23.3%	2.1%	12.2%	1.4%	13.8%	102.1%
Banco CHN	5.5%	0.3%	4.5%	16.0%	13.9%	60.7%
Banco Citibank N.A.	20.8%	2.4%	3.7%	0.0%	72.2%	52.5%
Banco Ficohsa Guatemala	1.5%	0.2%	23.1%	3.3%	14.1%	131.2%
Banco Azteca De Guatemala	18.4%	4.9%	47.0%	6.9%	25.9%	88.0%
Banco De Antigua	1.3%	0.2%	21.3%	7.7%	20.6%	110.6%
Banco Inmobiliario	(0.7%)	(0.1%)	4.6%	7.8%	18.4%	116.4%
Banco De Crédito	1.0%	0.1%	4.7%	2.5%	18.3%	127.3%
Banco Vivibanco	10.1%	3.1%	8.6%	0.0%	52.7%	83.9%
System	18.3%	1.7%	5.4%	1.4%	14.2%	69.8%

Source: GSB

Note:	Ratios calculated in local currency considering last 12 month “LTM” income statement figures for the year ended March 31, 2015.
(1) Refers to return on average equity, calculated as net income divided by average shareholders’ equity.
(2) Refers to return on average assets, calculated as net income divided by average total assets.

(3)       Refers to net interest margin, calculated as net interest income divided by average interest-earning assets, which consist of cash and cash equivalents, investments, current loans and receivables from financial products.

(4) Refers to capital ratio as provided by the GSB.
(5) Refers to operating expenses to profit ratio, calculated as operating expenses divided by the sum of net financial income, net services income and net other operating income.

Among the three largest banks in Guatemala, Banco Industrial is the most profitable entity in terms of ROAE and the most efficient in terms of the ratio of operating expenses to profit. The following charts present the ROAE and operating expenses to profit ratio for Banco Industrial, Banco De Desarrollo Rural and Banco G&T Continental, for the six months ended September 30, 2015. The data is presented in local GAAP.

Source: GSB

Note:	Ratios calculated in local currency, based on annualized income statement figures (for the six months ended September 30, 2015) and using average of balance sheet figures as of September 30, 2015 and March 31, 2015.

In terms of asset quality, Banco Industrial has the lowest NPL to gross loans ratio among the three largest banks in Guatemala. The following chart shows the NPL to gross loan ratio and NPL coverage ratios for Banco Industrial, Banco De Desarrollo Rural and Banco G&T Continental as of September 30, 2015.

Source: GSB

Note:	Ratios calculated in local currency.

Guatemala’s Insurance System

As of September 30, 2015, the Guatemalan insurance system was composed of 28 entities, of which 18 were insurance companies and ten were surety companies. The number of entities has remained relatively stable in the past 15 years, decreasing from 31 in 2000 to 28 in September 30, 2015. Insurance companies offer policies for different segments (life, accident and health, damages, among others), while surety companies are only focused on providing guarantees.

The Guatemalan insurance system has experienced strong growth over the past years, with a CAGR of 8.6% in terms of gross premiums written for the 2009-2014 period. The graph below sets forth the growth of gross premiums written in the December 2009 to September 30, 2015 (annualized) period.

Source: GSB

Note:	Figures converted from local currency into U.S. dollars for illustrative purposes, using the average exchange rate of the corresponding year. Sep-15 annualized corresponds to annualized six months ended September 30, 2015.

Despite its rapid growth, the Guatemalan insurance system also remains underpenetrated with a gross premiums written-to-GDP ratio of 1.3%, which is lower than that of other countries in Latin America, representing a growth opportunity. The following graphs show a comparison among different Latin American countries and the evolution of the country’s insurance penetration.

Source: IMF, Guatemalan Central Bank, GSB and BMI

Note:	Ratios calculated in local currency.

In terms of premium segmentation, damages and accident and health are the largest segments in terms of gross premiums written (73.9% for the annualized six months ended September 30, 2015 and 75.8% for the year ended March 31, 2015), and life and accident and health are the fastest growing segments since 2009 in terms of gross premiums written. The graph below sets forth an evolution of the premium segmentation in the Guatemalan insurance system since 2009.

Source: GSB

Note:	Sep-15 annualized corresponds to annualized six months ended September 30, 2015.

The profitability of the Guatemalan insurance system has improved in recent years, evidenced by the evolution of the combined ratio, ROAA and ROAE since 2009. The improvement in combined ratio can be mainly attributed to smaller claims growth rates, which has contributed to a decrease in the Guatemalan insurance system’s loss ratio. The following table and graphs set forth the evolution of relevant profitability metrics for the Guatemalan insurance system.

Evolution of Combined Ratio

(%)	2009	2010	2011	2012	2013	2014	LTM Mar-15	Sept-15 annualized
Loss ratio(1)	65.6%	63.2%	59.2%	60.3%	57.8%	58.4%	58.3%	63.5%
Commission ratio(2)	17.6%	17.3%	19.4%	18.8%	18.7%	16.2%	16.0%	14.7%
Administrative ratio(3)	21.1%	20.6%	22.0%	21.1%	20.4%	22.4%	22.7%	22.7%
Combined ratio	104.3%	101.1%	100.6%	100.2%	97.0%	97.0%	97.0%	100.8%

Source: GSB

Note:	Sep-15 annualized corresponds to annualized six months ended September 30, 2015.
(1)	Loss ratio, calculated as claims divided by net premiums earned.
(2)	Commission ratio, calculated as commissions divided by net premiums earned
(3)	Administrative ratio, calculated as administrative expenses divided by net premiums earned

Source: GSB

Note:	Ratios calculated in local currency, based on annualized net income figures (for the six months ended September 30, 2015) and using average of balance sheet figures as of September 30, 2015 and March 31, 2015.
(1)	Return on average equity, calculated as net income divided by average equity.
(2)	Return on average assets, calculated as net income divided by average total assets.

The Guatemalan insurance system is concentrated in a small number of relatively large participants and mainly dominated by local insurance and surety companies. The five largest insurance companies accounted for 66.5% of gross premiums written for the six months ended September 30, 2015 and 66.5% of gross premiums written for the year ended March 31, 2015. Seguros El Roble had the largest market share for the six months ended September 30, 2015 and the year ended March 31, 2015, with a 24.5% market share. Additionally, given that some of the main insurance entities in Guatemala belong to banking groups, bancassurance has gained importance as a distribution channel and still represents a growth opportunity for the Guatemalan insurance system. The following tables provide an overview of the market share and ranking of the insurance entities in Guatemala in terms of gross premiums written for the year ended March 31, 2015 and the six months ended September 30, 2015.

Gross Premiums Written

Gross premiums written	Year ended March 31, 2015		6 months ended September 30, 2015		Gross premiums written	Year ended March 31, 2015		6 months ended September 30, 2015
Company	Mkt. share	Rank	Mkt. share	Rank	Company	Mkt. share	Rank	Mkt. share	Rank
Seguros El Roble(*)	24.5%	1	25.7%	1	Seguros G&T Caución(*)	1.3%	15	1.0%	15
Seguros G&T(*)	19.2%	2	20.1%	2	Seguros Fidelis	0.8%	16	0.8%	17
Seguros General	10.1%	3	6.1%	5	Seguros Guatemalteca	0.6%	17	0.6%	18
Seguros Mapfre	6.6%	4	6.8%	3	Seguros CHN Caución(*)	0.5%	18	0.5%	19
Seguros Asrural(*)	6.1%	5	6.6%	4	Seguros BMI	0.5%	19	0.9%	16
Seguros Universales	5.8%	6	5.6%	6	Seguros El Roble Caución(*)	0.3%	20	0.4%	20
Seguros Pan-American	4.9%	7	4.1%	9	Seguros General Caución	0.3%	21	0.3%	22
Seguros CHN(*)	4.4%	8	4.4%	8	Seguros Solidaria	0.2%	22	0.2%	23
Seguros Agromercantil(*)	3.9%	9	4.5%	7	Seguros Bupa	0.1%	23	0.3%	21
Seguros Occidente(*)	2.9%	10	3.4%	10	Seguros Alianza	0.1%	24	0.2%	24
Seguros Columna	1.9%	11	1.8%	12	Seguros Occidente Caución(*)	0.1%	25	0.1%	25
Seguros Ceiba	1.8%	12	1.9%	11	Seguros Confianza	0.1%	26	0.1%	26
Seguros AIG	1.7%	13	1.8%	13	Seguros Guatemalteca Caución	0.0%	27	0.0%	27
Seguros Trabajadores(*)	1.3%	14	1.6%	14	Seguros De la Nación	0.0%	28	0.0%	28

Source: GSB

(*)	Insurance companies that belong to banking groups.

        Gross Premiums Written by Segment

Accident and health gross premiums written	Year ended March 31, 2015		6 months ended September 30, 2015		Damages gross premiums written	Year ended March 31, 2015		6 months ended September 30, 2015
Company	Mkt. share	Rank	Mkt. share	Rank	Company	Mkt. share	Rank	Mkt. share	Rank
Seguros El Roble	25.8%	1	32.7%	1	Seguros El Roble	28.6%	1	28.7%	1
Seguros General	19.8%	2	8.7%	5	Seguros G&T	23.6%	2	24.7%	2
Seguros G&T	18.2%	3	15.2%	2	Seguros Mapfre	8.3%	3	7.3%	4
Seguros Pan-American	13.4%	4	12.3%	3	Seguros General	7.8%	4	6.5%	7
Seguros Mapfre	5.9%	5	9.3%	4	Seguros Universales	7.7%	5	7.2%	5
Seguros Universales	5.4%	6	5.8%	7	Seguros CHN	6.7%	6	7.5%	3
Seguros Occidente	3.8%	7	6.0%	6	Seguros Agromercantil	5.3%	7	6.6%	6
Seguros Asrural	3.0%	8	4.7%	8	Seguros Ceiba	3.2%	8	3.3%	8
Seguros Agromercantil	2.5%	9	1.5%	10	Seguros Asrural	3.0%	9	2.1%	10
Seguros AIG	0.8%	10	0.8%	12	Seguros AIG	2.8%	10	3.0%	9
Seguros BMI	0.6%	11	1.0%	11	Seguros Occidente	1.7%	11	1.9%	11
Seguros Bupa	0.5%	12	1.7%	9	Seguros Columna	0.7%	12	0.4%	12
Seguros CHN	0.2%	13	0.1%	13	Seguros Guatemalteca	0.3%	13	0.3%	13
Seguros Columna	0.1%	14	0.1%	14	Seguros Trabajadores	0.2%	14	0.3%	14
Seguros Ceiba	0.0%	15	0.1%	15	Seguros Alianza	0.0%	15	0.2%	15
Seguros Trabajadores	0.0%	16	0.0%	16	Seguros BMI	0.0%	16	0.0%	16
Seguros Guatemalteca	0.0%	17	0.0%	17
Seguros Alianza	0.0%	18	0.0%	18

Source: GSB

Life gross premiums written	Year ended March 31, 2015		6 months ended September 30, 2015		Surety gross premiums written	Year ended March 31, 2015		6 months ended September 30, 2015
Company	Mkt. share	Rank	Mkt. share	Rank	Company	Mkt. share	Rank	Mkt. share	Rank
Seguros Asrural	18.1%	1	19.9%	1	Seguros G&T Caución	32.3%	1	24.3%	1
Seguros El Roble	17.4%	2	16.9%	2	Seguros Fidelis	20.6%	2	18.7%	2
Seguros G&T	12.9%	3	15.6%	3	Seguros CHN Caución	13.1%	3	12.1%	3
Seguros Pan-American	8.1%	4	7.5%	4	Seguros El Roble Caución	8.5%	4	9.5%	4
Seguros Columna	7.4%	5	7.3%	5	Seguros General Caución	7.4%	5	7.2%	6
Seguros General	6.0%	6	4.0%	9	Seguros Solidaria	5.4%	6	5.9%	7
Seguros Trabajadores	6.0%	7	6.7%	6	Seguros Asrural	4.8%	7	4.6%	8
Seguros Occidente	5.5%	8	5.2%	7	Seguros Occidente Caución	2.5%	8	3.3%	9
Seguros CHN	4.6%	9	1.6%	14	Seguros Confianza	1.9%	9	1.6%	11
Seguros Mapfre	4.6%	10	4.5%	8	Seguros Alianza	1.9%	10	2.1%	10
Seguros Agromercantil	2.6%	11	2.5%	11	Seguros Guatemalteca Caución	0.7%	11	0.3%	13
Seguros Universales	2.6%	12	2.4%	12	Seguros Agromercantil	0.4%	12	1.3%	12
Seguros Guatemalteca	2.3%	13	2.2%	13	Seguros Mapfre	0.4%	13	0.3%	14
Seguros BMI	1.6%	14	3.3%	10	Seguros G&T	0.2%	14	8.6%	5
Seguros Ceiba	0.4%	15	0.5%	15	Seguros General	0.0%	15	0.0%	16
Seguros AIG	0.1%	16	0.0%	16	Seguros AIG	0.0%	16	0.2%	15
Seguros Alianza	0.0%	17	0.0%	17

Source: GSB

Main Insurance Companies in Guatemala

The following table shows selected metrics for the five largest insurance companies in Guatemala.

Selected metrics for main insurance companies for the annualized six months ending September 30, 2015

	ROAA(1)	ROAE(2)	Loss ratio(3)	Commissions ratio(4)	Administrative ratio(5)	Combined ratio
Seguros El Roble	7.5%	28.8%	70.7%	16.4%	15.9%	103.0%
Seguros G&T	7.6%	27.8%	67.7%	18.0%	19.4%	105.2%
Seguros General	0.7%	2.7%	79.2%	13.6%	23.6%	116.3%
Seguros Mapfre	6.1%	21.1%	59.4%	17.4%	27.0%	103.8%
Seguros Asrural	26.1%	47.8%	50.7%	3.8%	8.6%	63.0%
System	8.1%	24.6%	63.5%	14.7%	22.7%	100.8%

Source: GSB

Note:	Ratios calculated in local currency, based on annualized net income figures (for the six months ended September 30, 2015) and using average of balance sheet figures as of September 30, 2015 and March 31, 2015.
(1)	Return on average assets, calculated as net income divided by average total assets.
(2)	Return on average equity, calculated as net income divided by average equity.
(3)	Loss ratio, calculated as claims divided by net premiums earned.
(4)	Commission ratio, calculated as commissions divided by net premiums earned.
(5)	Administrative ratio, calculated as administrative expenses divided by net premiums earned.

Selected metrics for main insurance companies for the year ended March 31, 2015

	ROAA(1)	ROAE(2)	Loss ratio(3)	Commissions ratio(4)	Administrative ratio(5)	Combined ratio(6)
Seguros El Roble	9.1%	37.8%	63.1%	20.1%	15.0%	98.3%
Seguros G&T	9.3%	38.5%	58.6%	21.1%	20.7%	100.5%
Seguros General	3.5%	15.2%	73.9%	11.7%	23.4%	108.9%
Seguros Mapfre	5.0%	18.0%	64.8%	14.4%	27.6%	106.8%
Seguros Asrural	27.0%	52.7%	43.7%	3.3%	8.3%	55.3%
System	8.4%	27.3%	58.3%	16.0%	22.7%	96.9%

Source: GSB

Note:	Ratios calculated in local currency and considering income statement figures for the year ended March 31, 2015.
(1)	Return on average assets, calculated as net income divided by average total assets.
(2)	Return on average equity, calculated as net income divided by average equity.
(3)	Loss ratio, calculated as claims divided by net premiums earned.
(4)	Commission ratio, calculated as commissions divided by net premiums earned.
(5)	Administrative ratio, calculated as administrative expenses divided by net premiums earned.
(6)	Calculated as the sum of the loss ratio, commission ratio and administrative ratio.

Among the three largest insurance companies in Guatemala, Seguros El Roble has been the fastest growing as measured by gross premiums written between 2009 and 2014 and is currently the most profitable in terms of combined ratio. The graphs below present a comparison of Seguros El Roble, G&T and Seguros General in terms of CAGR from 2009 to 2014 for gross premiums written and combined ratios for the annualized six months ending September 30, 2015.

Source: GSB

Note:	Ratios calculated in local currency and based on annualized net income figures (for the six months ended September 30, 2015).
(1)	Calculated as the sum of the loss ratio, commission ratio and administrative ratio.

Overview of the Banking System in Honduras and El Salvador

Guatemala, Honduras and El Salvador, known as the “Northern Triangle” of Central America, are relevant commercial partners and economies with strong and growing trade relationships. In recent years, local companies have started to increase their presence across the Northern Triangle seeking geographic expansion, which represents a relevant growth opportunity for the banking systems of the three countries. Compared to Guatemala, the Honduran and Salvadoran banking sectors are smaller markets but also have significant growth potential. With 2014 loan-to-GDP ratios of 51.0% and 40.3%, respectively, Honduras and El Salvador have lower banking penetration than other countries in Latin America.

The Honduran banking system has shown high growth rates in recent years, with improving quality and coverage of the loan portfolio and relatively stable profitability metrics. With 16 entities, Honduras is a market dominated by local banks and concentrated in key top banks—the five largest banks accounted for 72.3% of the Honduran banking system’s total assets as of September 30, 2015. El Salvador, on the other hand, has shown more modest growth rates and profitability metrics, but has also experimented increases in loan quality and coverage of the loan portfolio. In terms of competitive landscape, El Salvador is a market dominated by foreign banks. Out of the 13 banks that operate in El Salvador, the five largest banks accounted for 77.2% of the total assets of the Salvadoran banking system as of September 30, 2015.

We have an established platform in Honduras and El Salvador. We have operations in Honduras through Banpaís, the fifth largest bank in the country, and started operations in El Salvador in 2011 through BI El Salvador. The tables below contain relevant metrics and selected ratios for the banking systems of Honduras and El Salvador, as well as an overview of our main competitors and their respective ranking and market share as measured by assets, gross loans and deposits.

Honduras

Selected Metrics for the Honduran Banking System

US$ million, unless noted	2009	2010	2011	2012	2013	2014	LTM Mar-15	Sept-15 annualized	CAGR 09-14
Relevant figures
Assets	10,207	11,157	12,526	13,222	14,642	16,021	16,360	16,782	11.8%
Gross loans	6,625	6,901	7,668	8,523	9,289	9,919	9,937	10,348	10.7%
Deposits	6,912	7,508	8,476	8,737	9,514	10,398	10,561	10,783	10.8%
Equity	1,121	1,212	1,370	1,472	1,614	1,816	1,862	1,924	12.5%
Net income	114	127	150	193	190	202	200	222	13.9%

Selected ratios									Avg. 09-14
NPL /gross loans	4.9%	3.8%	3.1%	2.4%	2.8%	2.6%	2.0%	2.2%	3.3%
NPL coverage ratio	79.7%	106.7%	131.1%	172.4%	155.6%	164.4%	207.3%	193.9%	135.0%
ROAE(1)	10.5%	10.9%	11.6%	13.5%	12.3%	11.7%	11.1%	11.8%	11.7%
ROAA(2)	1.1%	1.2%	1.3%	1.5%	1.4%	1.3%	1.2%	1.3%	1.3%
Equity / Assets	11.0%	10.9%	10.9%	11.1%	11.0%	11.3%	11.4%	11.5%	11.0%

Source: CNBS

Note:	Ratios calculated in local currency with figures as of September 30, 2015. Balance Sheet figures converted into U.S. dollars at the end-of-period exchange rate. Income statement figures converted into U.S. dollars at the average exchange rate
(1)	Return on average equity, calculated as net income divided by average equity. For September 2015 annualized, calculated based on annualized net income figures (for the six months ended September 30, 2015) and using average equity figures as of September 30, 2015 and March 31, 2015.
(2)	Return on average assets, calculated as net income divided by average total assets. For September 2015 annualized, calculated based on annualized net income figures (for the six months ended September 30, 2015) and using average asset figures as of September 30, 2015 and March 31, 2015.

Main Banks in Honduras

As of September 30, 2015	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Ficohsa	18.7%	1	20.1%	1	17.4%	2
Atlántida	18.1%	2	16.7%	2	19.8%	1
Occidente	14.2%	3	10.3%	5	16.5%	3
BAC	11.8%	4	13.2%	3	12.3%	4
Banpaís	9.5%	5	10.8%	4	8.6%	5
Other banks	27.7%		28.8%		25.5%

Source: CNBS

As of March 31, 2015	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Ficohsa	18.1%	1	19.8%	1	16.2%	3
Atlántida	16.9%	2	17.0%	2	19.6%	1
Occidente	14.2%	3	10.8%	5	16.7%	2
BAC	14.0%	4	12.5%	3	12.5%	4
Banpaís	8.9%	5	11.0%	4	8.9%	5
Other banks	28.0%		29.0%		26.1%

Source: CNBS

El Salvador

Selected Metrics for the Salvadoran Banking System

US$ million, unless noted	2009	2010	2011	2012	2013	2014	LTM Mar-15	Sept-15 annualized	CAGR 09-14
Relevant figures
Assets	13,049	12,952	12,840	13,432	14,239	14,598	14,782	15,374	2.3%
Gross loans	8,635	8,399	8,710	9,220	9,917	10,412	10,476	10,604	3.8%
Deposits	9,074	9,512	9,421	9,520	9,908	9,805	9,966	10,290	1.6%
Equity	1,720	1,798	1,795	1,867	1,978	2,004	1,957	2,082	3.1%
Net income	44	116	196	207	222	184	184	146	33.3%

Selected ratios									Avg. 09-14
NPL / Gross loans	3.7%	3.9%	3.6%	2.9%	2.3%	2.4%	2.3%	2.4%	3.1%
NPL coverage ratio	109.9%	107.9%	107.8%	113.3%	121.6%	119.0%	117.9%	113.7%	113.3%
ROAE(1)	2.6%	6.6%	10.9%	11.3%	11.6%	9.3%	9.6%	7.3%	8.7%
ROAA(2)	0.3%	0.9%	1.5%	1.6%	1.6%	1.3%	1.3%	1.0%	1.2%
Equity / Assets	13.2%	13.9%	14.0%	13.9%	13.9%	13.7%	13.2%	13.5%	13.8%

Source: SSF

Note:	Ratios calculated in local currency and based on annualized net income figures (for the six months ended September 30, 2015).
(1)	Return on average equity, calculated as net income divided by average equity. For September 2015 annualized, calculated based on annualized net income figures (for the six months ended September 30, 2015) and using average equity figures as of September 30, 2015 and March 31, 2015.
(2)	Return on average assets, calculated as net income divided by average total assets. For September 2015 annualized, calculated based on annualized net income figures (for the six months ended September 30, 2015) and using average asset figures as of September 30, 2015 and March 31, 2015.

Main Banks in El Salvador

As of September 30, 2015	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banagrícola	26.8%	1	26.9%	1	26.3%	1
Davivienda	14.8%	2	14.5%	3	13.3%	2
Scotiabank	13.3%	3	14.7%	2	12.9%	3
BAC	11.9%	4	12.4%	4	12.2%	4
Citibank	10.4%	5	9.6%	5	11.8%	5
BI El Salvador	1.9%	10	1.5%	10	1.8%	10
Other banks	20.9%		20.4%		21.6%

Source: SSF

As of March 31, 2015	Assets		Gross loans		Deposits
Bank	Market share	Rank	Market share	Rank	Market share	Rank
Banagrícola	27.1%	1	27.2%	1	26.9%	1
Davivienda	14.7%	2	15.0%	2	13.3%	2
Scotiabank	13.6%	3	14.7%	3	13.1%	3
BAC	11.9%	4	11.8%	4	12.1%	4
Citibank	10.9%	5	10.2%	5	12.0%	5
BI El Salvador	1.7%	11	1.5%	11	1.5%	11
Other banks	20.1%		19.6%		21.0%

Source: SSF

BUSINESS

Our Business

We are the largest financial services group in Guatemala, with a growing presence in other underpenetrated and fast-growing Central American countries. Through our subsidiaries, we provide a comprehensive range of corporate and retail banking, insurance and other financial services to more than 1.8 million clients as of September 30, 2015. We were formed as a holding company in 2006, and our main subsidiary, Banco Industrial, was founded in 1967. We believe that our businesses benefit from significant synergies as a result of being part of one financial group.

Our operations in Guatemala include Banco Industrial and Seguros El Roble, the largest bank and insurance company in the country, respectively, which are also among the most profitable entities in the Guatemalan banking and insurance systems, according to the GSB. We are the market leader in terms of total assets, total net loans and total deposits, with market shares of 27.9%, 26.6% and 25.2%, respectively, as of September 30, 2015; as well as, first in total gross premiums written, with a market share of 24.8% and 26.1%, respectively, for the year ended March 31, 2015 and the six-month period ended September 30, 2015, according to the GSB. For the year ended March 31, 2015 and on an annualized basis for the six-month period ended September 30, 2015, Banco Industrial had a ROAE of 26.6% and 27.8%, respectively, compared to a ROAE of 18.3% and 18.4%, respectively, for the Guatemalan banking system as a whole, and Seguros El Roble (including Fianzas El Roble) had a ROAE of 38.4% and 29.9%, respectively, compared to a ROAE of 27.3% and 24.6%, respectively, for the Guatemalan insurance system as a whole, according to the GSB. As of September 30, 2015, Banco Industrial had one of the largest banking distribution networks in Guatemala, with 5,295 points of service, comprised of 501 branches, 3,519 ATMs (including 913 proprietary and 2,606 third-party network ATMs) and 1,275, correspondent agents (third-party points of service). As of September 30, 2015, Banco Industrial, Seguros El Roble and our other financial operations in Guatemala represented approximately 80.1% of our total assets.

As part of our growth strategy, beginning in 2007 with our acquisition of a controlling interest in Banpaís, we expanded our operations outside Guatemala to Honduras and El Salvador. Since then, our international growth has been focused on the northern part of Central America, given the high level of intra-regional trade activity by our clients. Currently, our operations outside of Guatemala include: (i) Banpaís, the fourth-largest bank in Honduras in terms of total net loans, with an 11.4% market share as of September 30, 2015, according to the CNBS, (ii) Seguros del País, the fourth-largest insurer in Honduras in terms of total gross premiums written, with an 8.2% and 10.3% market share for the year ended March 31, 2015 and the six-month period ended September 30, 2015, according to the CNBS and (iii) BI El Salvador, the 11th-largest bank in El Salvador in terms of total net loans, with a 1.5% market share as of September 30, 2015, according to the SSF. Our banking network outside Guatemala is comprised of a total of 167 branches and 174 ATMs as of September 30, 2015. As of September 30, 2015, Banpaís, Seguros del País and BI El Salvador, together, represented approximately 12.7% of our total assets.

Our operations are conducted across four principal business segments:

•	commercial banking, which focuses on providing a full range of commercial banking products and services and financial assessment to large corporations, medium-sized companies, and small businesses in target industries;

•	retail banking, which focuses on providing a full range of banking products and services to retail clients;

•	treasury, which focuses on funding activities, such as borrowings with international financial institutions, issuances of debt securities, subordinated liabilities, and investing in liquid assets, such as short-term placements and corporate and government debt securities; and

•	insurance, which provides a variety of insurance products and services, including life insurance, property and casualty insurance and automobile insurance, to both commercial and retail clients.

Since our formation as a holding company in 2006, we have built a track record of delivering sustained profitable growth, posting a ROAE and ROAA of 21.7% and 1.7%, respectively, for the year ended March 31, 2014, as compared to 19.4% and 1.6%, respectively for the year ended March 31, 2015. In addition, our annualized ROAE and ROAA were 20.5% and 1.6%, respectively, for the six-month period ended September 30, 2015. Our total assets were US$10.1 billion, US$11.4 billion and US$12.6 billion, respectively, as of as of March 31, 2013, 2014 and 2015 and US$13.1 billion as of September 30, 2015. Our profit for banking and insurance operations was US$473.6 million, US$536.1 million and US$566.8 million, respectively, for the year ended March 31, 2013, 2014 and 2015 and US$311.1 million for the six-month period ended September 30, 2015. Our success has been primarily driven by our ability to penetrate high-margin market segments, exploit cross-selling opportunities, create strong relationships with the largest corporations in Central America, focus on technology to generate significant operational efficiencies and operate under conservative risk policies, coupled with an experienced management team and board of directors focused on delivering value to our shareholders.

As of September 30, 2015, we had total assets of US$13.1 billion, total net loans of US$7.4 billion, total deposits of US$8.0 billion, and total shareholders’ equity of US$1.1 billion. For the year ended March 31, 2015 and the six-month period ended September 30, 2015, respectively, our profit for the period was US$185.9 million and US$103.7 million, and for the year ended March 31, 2014 our profit for the period was US$181.2 million.

The following table shows, for the periods presented, key financial and operating indicators of our performance.

	As of and for the six-months ended September 30,	As of and for the year ended March 31,
	2015	2015	2014	2013
	(US$ in millions, except percentages)
Total assets	13,149.9	12,640.4	11,409.3	10,111.6
Total net loans	7,405.5	7,128.2	6,372.3	5,512.0
Total deposits	7,986.5	7,735.5	7,079.1	6,600.1
Total equity	1,055.0	1,038.8	942.1	832.0
Profit for the period	103.7	185.9	181.2	162.0
Return on average assets(1)	1.6%	1.6%	1.7%	1.7%
Return on average shareholders’ equity(2)	20.5%	19.4%	21.7%	22.7%
Net interest margin(3)	4.1%	4.2%	3.9%	3.9%
Efficiency ratio(4)	53.1%	54.2%	53.2%	51.4%
NPL ratio(5)	1.4%	1.1%	1.7%	1.8%
NPL coverage ratio(6)	82.4%	104.6%	90.7%	95.7%
Capital ratio of Bicapital(7)	14.4%	14.2%	14.8%	15.0%
Capital ratio of Banco Industrial(7)	12.3%	11.3%	11.9%	13.5%
Capital ratio of Banpaís(7)	14.0%	13.0%	13.2%	12.2%
Capital ratio of BI El Salvador(7)	19.3%	19.8%	20.4%	19.6%

(1)	Refers to profit for the period divided by average total assets. The average balances for total assets have been calculated on the basis of monthly balances. ROAA for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of total assets as of March 31, 2015 and September 30, 2015.
(2)	Refers to profit for the period divided by average shareholders’ equity. The average balances for shareholders’ equity have been calculated on the basis of our monthly balances. ROAE for the six-month period ended September 30, 2015 is annualized and calculated as profit for the period multiplied by two, divided by an average of shareholders’ equity as of March 31, 2015 and September 30, 2015.
(3)	Refers to net interest income divided by average interest-earning assets. Average interest-earning assets are determined on average monthly balances. Net interest margin for the six-month period ended September 30, 2015 is annualized and calculated as net interest income for the period multiplied by two, divided by an average of interest earning assets as of March 31, 2015 and September 30, 2015.

(4)	Refers to operating and administrative expenses before depreciation and amortization divided by the period’s profit for banking and insurance operations plus loan impairment charges.
(5)	Based on the loan activity carried out by our banking subsidiaries (Banco Industrial, Banpaís and BI El Salvador). Calculated as total NPL divided by total loans.
(6)	Refers to the ratio of allowance for loan losses to NPL for a given period.
(7)	Refers to total regulatory capital divided by total risk-weighted assets. Total regulatory capital and risk-weighted assets are calculated in accordance with the guidelines established by the local regulator of each country in which our subsidiaries operate. Regulatory capital and risk-weighted assets for us and for Banco Industrial are calculated in accordance with regulatory requirements of the GSB. Regulatory capital and risk-weighted assets for Banpaís are calculated in accordance with regulatory requirements of the CNBS, while the regulatory capital and risk-weighted assets for BI El Salvador are calculated in accordance with regulatory requirements of the SSF.

Our History and Corporate Structure

Since our founding, we have been a 100% privately-held institution. Formed in November 2006, Bicapital Corporation is a holding company incorporated under the laws of Panama. Banco Industrial, our main subsidiary, was founded in Guatemala in 1967. In 1973, Seguros El Roble, our insurance company in Guatemala, was established. In 2007, Bicapital acquired a controlling interest in Banpaís, our subsidiary in Honduras. In 2011, Banco Industrial was granted a banking license in El Salvador and BI El Salvador initiated operations.

The following chart presents our corporate structure, indicating our principal subsidiaries and respective ownership interests as of September 30, 2015.

•	Banco Industrial is a bank that provides a wide range of commercial and retail financial services in Guatemala and El Salvador. Banco Industrial’s main subsidiaries include:

–	Westrust Bank, an offshore bank incorporated in The Bahamas, is the largest offshore bank authorized to do business in Guatemala, with a 35.1% market share with respect to offshore banks in Guatemala as of September 30, 2015 in terms of assets, according to the GSB;

–	Financiera Industrial provides financial services to commercial and retail clients in Guatemala, including mortgage loans, credit lines and investment fund and trust services;

–	Contecnica, an issuer of credit cards and debit cards under the VISA trademark in Guatemala; and

–	BI El Salvador is a bank with operations in El Salvador, assets of US$289.8 million and 126 employees as of September 30, 2015.

•	Seguros El Roble, the leading insurance company in Guatemala, provides a variety of insurance products and services, including life insurance, property and casualty insurance, automobile insurance, and health insurance, among others, for retail and commercial clients. Through Fianzas El Roble, its wholly-owned subsidiary, Seguros El Roble provides a variety of surety bonds for commercial and retail clients.

•	Banpaís is a bank that provides a wide range of banking services to over 396,500 commercial and retail clients in Honduras as of September 30, 2015. Banpaís owns 100% of Seguros del País, which provides insurance products and services to both commercial and retail clients in Honduras.

•	Mercado de Transacciones S.A (“Mercado de Transacciones”), a securities brokerage firm, was one of the founders of the Guatemalan Stock Exchange (Bolsa de Valores Nacional, S.A.), and is the second-largest securities brokerage firm in Guatemala in terms of volume of operations, having processed US$34,942.8 million and US$20,081.4 million, respectively, in transactions during the year ended March 31, 2015 and the six-month period ended September 30, 2015, which represented a market share of 29.7% and 25.4%, respectively, according to information provided by the Guatemalan Stock Exchange.

•	Almacenes Generales S.A. (“Almacenes Generales”) and Almacenadora Integrada S.A. (“Almacenadora Integrada”) are two warehouse services companies that manage, store and administer the tax payments of our commercial clients’ imported merchandise.

•	Support companies and other companies includes insurance brokers, hospitals (medical attention for our insurance clients), family remittances services, a leasing company, electronic invoicing, and other small businesses that support our operations, such as legal services, investment and real estate management, accounting services and IT consulting. As of September 30, 2015, these companies represented approximately 7.2% of our total assets.

Our Competitive Strengths

Leading financial institution in Guatemala with a growing presence across Central America

Through our main subsidiary, Banco Industrial, we have been one of the main financial institutions in Guatemala over the past 45 years, consolidating our leadership position in commercial and retail banking. Over the last ten years, Banco Industrial has been the leading bank in Guatemala in terms of total assets, total net loans and deposits, with a market share of 27.9%, 26.6% and 25.2%, respectively, as of September 30, 2015, according to the GSB.

We believe that Banco Industrial’s strong brand recognition, solid reputation and distribution network have contributed to our leading position in Guatemala. Banco Industrial has been recognized with distinguished international awards, including “Best Bank in Guatemala” by Euromoney from 2010 through 2014, “Bank of the Year in Guatemala” by Latin Finance in 2010, 2011, 2013 and 2015, and by The Banker from 2010 through 2015, “Best Bank in Guatemala” by Global Finance in 2013, 2014 and 2015, “Best FX Provider in Guatemala” by Global Finance from 2010 through 2014, and “Best Online Banking in Guatemala” by Global Finance in 2014.

Banco Industrial has one of the largest banking distribution networks in Guatemala, according to the GSB, serving approximately 1.4 million retail clients and 12,890 commercial clients, and processing approximately 192.4 million transactions during the year ended March 31, 2015 and 98.1 million for the six-month period ended September 30, 2015.

Banco Industrial performs a systemically important role for Guatemala’s financial market and economy. Banco Industrial is one of the leading check-clearing institutions in the Guatemalan financial system, with a 33.2% market share as of September 30, 2015 in amount of quetzales cleared, according to the Guatemalan Automated Clearing House’s compensation agent and operator (Imágenes Computarizadas de Guatemala, S.A.). Banco Industrial is the main tax collector for the Guatemalan government with a 44.1% market share as of September 30, 2015 according to the Guatemalan Superintendency of Tax Administration (Superintendencia de Administración Tributaria), and according to the Guatemalan Central Bank, Banco Industrial is a leading recipient of family remittances, processing US$1,317.1 million in remittances flowing into Guatemala, representing a 23.1% market share, for the year ended March 31, 2015 and processing US$823.0 million, representing a 25.7% market share, for the six-month period ended September 30, 2015.

In addition to our leadership in banking, through Seguros El Roble and Fianzas al Roble, we are the leading insurer in Guatemala with a 26.1 % and 24.8% market share in total gross premiums written for the six-month period ended September 30, 2015 and the year ended March 31, 2015, respectively, according to the GSB. Seguros El Roble and Fianzas El Roble together have consistently outperformed the growth of the Guatemalan insurance market. Seguros El Roble and Fianzas El Roble’s gross premiums written achieved a CAGR of 11.4% for the five-year period ended September 30, 2015, compared to a CAGR of 8.7% of the industry for the period, in Guatemalan GAAP as reported to the GSB.

We have a loan portfolio in Central America (excluding Guatemala) in an aggregate amount of US$1,959.4 million as of September 30, 2015, which represents 26.2% of our total loan portfolio. We are the fourth-largest bank in Honduras in terms of total net loans with a market share of 11.8%, with 159 branches and 156 ATMs as of September 30, 2015. In El Salvador we have a market share of 1.5% in terms of total net loans, with eight branches and 18 ATMs. In line with our expansion strategy, after obtaining a license to operate in September 2015, we expect to commence banking operations in Panama in January 2016 under the name BiBank, which will complement our platform in Central America to better serve our clients’ needs, allowing us to serve the many multinational companies who have established their headquarters in Panama. Additionally, Panama has become a modern and leading international banking center in Latin America, which we view as an opportunity to grow and strengthen our services.

Track record of profitable growth

We have consistently demonstrated our ability to deliver profitable growth. Our total assets, net loans, deposits and total equity grew at a compounded annual rate of 11.3%, 13.5%, 7.9% and 12.3%, respectively, over the period between April 1, 2012 and September 30, 2015. Our ROAE was 20.5% on an annualized basis for the six-month period ended September 30, 2015 compared to our ROAE of 19.4% and 21.7% for the years ended March 31, 2015 and 2014, respectively. Our main banking and insurance subsidiaries have been able to deliver strong performances as compared to the banking and insurance systems in the jurisdictions in which they operate, based on local GAAP reporting to each regulator, as shown in the table below.

	3-Year CAGR				For the year ended March 31,
	(April 1, 2012 - March 31, 2015)				2015
	Total Assets	Total Loans	Total Shareholders’ Equity	Net Income	ROAE
Banco Industrial Guatemala	12.8%	16.6%	9.7%	12.3%	26.6%
Guatemala Banking System(1)	12.0%	12.7%	12.5%	7.0%	16.4%
Top Three Private Banks (2)	10.2%	13.4%	11.7%	8.8%	13.0%

Banpaís	11.5%	11.4%	18.9%	11.0%	14.8%
Honduras Banking System(1)	12.9%	12.4%	12.9%	9.8%	11.2%
Top Three Private Banks(3)	14.4%	12.3%	13.9%	14.8%	12.8%

BI El Salvador(4)	26.9%	40.7%	17.6%	(17.6)%	1.6%
El Salvador Banking System(1)(4)	4.1%	6.3%	3.8%	(6.1)%	9.7%
Top Three Private Banks(4)(5)	3.4%	5.1%	3.5%	(3.5)%	11.4%

	Total Assets	Gross premiums written	Total Shareholders’ Equity	Net Income	ROAE
Seguros El Roble(6)	14.2%	9.4%	15.9%	39.9%	38.4%
Guatemala Insurance System(1)	7.5%	8.0%	12.6%	15.9%	25.6%

Seguros del País	10.7%	22.0%	13.6%	11.9%	27.6%
Honduras Insurance System(1)	9.9%	10.9%	5.5%	0.3%	17.5%

Note:	Figures in local GAAP, according to the GSB, the CNBS and the SSF. Top three private banks for each country determined by total assets as of March 31, 2015.
(1)	Figures exclude our subsidiaries.
(2)	G&T Continental, Agromercantil de Guatemala and Reformador.
(3)	Banco Ficohsa, Banco Atlántida and Banco de Occidente.
(4)	Net income for BI El Salvador, El Salvador Banking System and the Top Three Private Banks incorporates only a 2-year CAGR since BI El Salvador did not begin operations until July 2011.
(5)	Banco Agricola, Banco Davivienda Salvadoreño and Scotiabank El Salvador.
(6)	Including Fianzas El Roble.

We believe that our broad retail and commercial client base allows us to sell complementary financial products and services, increasing our wallet penetration, strengthening customer loyalty and achieving higher profitability in our operations. An important component of our strategy is to provide our corporate clients with a package of services called Total Service (Servicio Total). We provide corporate clients with (i) a dedicated account manager specialized in fulfilling the specific needs of each client, (ii) high-quality and competitive financial services, (iii) technological services allowing commercial clients to connect online and (iv) insurance policies at competitive prices, including coverage for auto, transportation and property, as well as collective life and health insurance policies.

Our market knowledge, acquired over nearly 50 years, allows our subsidiaries to develop innovative product platforms to better serve our clients’ needs. As an example, our mortgage loans are packaged with both life insurance and property and casualty insurance policies and our auto loans are packaged with auto insurance policies, all provided by our insurance subsidiaries (Seguros El Roble in Guatemala and Seguros del País in Honduras). As a result, we have recorded increased levels of productivity on a per client basis. Our clients in Guatemala used, on average, 2.7 of our products as of March 31, 2007, reaching 4.5 as of September 30, 2015, calculated as the total number of products over the total number of clients.

We have also developed products for employees, suppliers and clients of our largest commercial clients, such as specific loan programs and electronic direct payment mechanisms via Internet banking services, as well as preauthorized credit lines for our clients’ suppliers. Additionally, in Guatemala we have established branches and ATMs on our commercial clients’ premises and developed information and technology systems specifically designed to provide a direct online link between a client company’s computer mainframe and our subsidiaries’ mainframe.

In addition to our track record of organic growth, we have demonstrated an ability to identify and execute acquisitions, integrate other banks and capitalize on synergies. We have created an integrated merger and acquisition taskforce to identify, analyze and execute acquisitions and have also developed streamlined processes to integrate an acquired company into our operations. As part of our strategy, we intend to engage in tactical acquisitions on a selective basis. Our most recent acquisitions include: Sermesa (2014, Guatemala), Banco del Quetzal (2007, Guatemala), Banpaís (2007, Honduras) and Banco de Occidente (2006, Guatemala).

Sound risk management resulting in strong asset quality

We have an experienced risk-management team focused on monitoring and managing risks across all business areas. This team has internal policies, targets and limits in place to monitor each type of risk under the umbrella of comprehensive risk-management practices. Our credit risk policies are approved by our risk committee and board of directors and are revised on an annual basis.

Historically, and mainly as a result of our conservative credit risk-management policies, we have experienced low NPL and high NPL coverage ratios. As of September 30, 2015, based on Guatemalan GAAP, the NPL ratio for Banco Industrial in Guatemala was 0.8%, the second-lowest ratio in the banking industry, and significantly lower than the Guatemalan banking industry’s average NPL ratio of 1.4% as of the same date, and Banco Industrial’s NPL coverage ratio was 183.2% as compared to the Guatemalan banking industry’s NPL coverage ratio of 143.1%. As of September 30, 2015, Banpaís and BI El Salvador had NPL ratios of 1.6% and 0.2% (based on Honduran and Salvadoran GAAP, respectively), which were also significantly lower than the Honduran and Salvadoran banking industry’s average NPL ratio of 3.0% and 2.4%, respectively. The NPL coverage ratio for Banpaís and BI El Salvador was 111.3% and 314.9%, respectively, as compared to the Honduran and Salvadoran banking industry’s average NPL coverage ratio of 141.0% and 113.7%, respectively.

To date, our robust growth has not led to a deterioration of our loan portfolio due to our risk-management experience across our commercial and retail segments. In the commercial segment, which represented 74.5 % of our total net loan portfolio as of September 30, 2015, we focus on the higher-quality clients in each sector of the economy, which allows us to maintain lower NPL levels. In retail lending, we target higher credit-worthy individuals, with job stability, low indebtedness and good commercial and personal references. As of September 30, 2015, our NPL and NPL coverage ratios were 1.4% and 82.4%, respectively.

Diversified funding base with competitive funding cost

We have access to diverse sources of funding, including traditional deposits (from both commercial and retail clients) and debt securities placed in local and international credit markets. For the six-month period ended September 30, 2015 and the year ended March 31, 2015, 69.5% and 69.4% of our total funding base, respectively, was comprised of traditional deposits. Our deposit base is broad and fragmented, such that we are not dependent on a certain type of client, which provides us with a competitive and consistent average cost of funding of 3.6% annualized for the six-month period ended September 30, 2015, 3.7% for the year ended March 31, 2015, 3.9% for the year ended March 31, 2014, and 3.7% for the year ended March 31, 2013. As of September 30, 2015, deposits were comprised of approximately 1.9 million client deposits.

According to the GSB, Banco Industrial, our main subsidiary, has been the leading banking institution in deposits in Guatemala, with a market share of demand, savings, and term deposits of 31.7%, 24.7%, and 19.8% respectively, as of Septemeber 30, 2015. Our bank in Honduras, Banpaís, occupies the fifth place in total deposits in Honduras according to the CNBS, with a market share of 8.6%, and specific market shares in demand, savings, and term deposits of 9.0%, 8.0% and 9.0%, respectively, as of September 30, 2015.

In order to further diversify our funding base and improve duration matching, we regularly access the international credit markets to provide our subsidiaries with long-term funding and regulatory capital at competitive costs. Over the last ten years, we have raised over US$1,840 million in funding from the international capital markets. In April 2008, Banco Industrial issued Tier 1 Capital Notes due 2068 in the international capital markets in a principal amount of US$35 million. In July 2011, Banco Industrial issued subordinated debt for US$150 million with a maturity of ten years. In October 2012, Banco Industrial issued senior unsecured notes due 2022 for a total aggregate amount of US$500 million, obtaining one rating above Guatemala’s country rating. Banco Industrial has also established a DPR (Diversified Payment Rights) Securitization Program, through which it issued notes in 2005 for US$200 million, in 2007 for US$300 million (restructured in 2011 for an additional US$25 million), in 2011 for US$180 million, and in 2013 for US$450 million, for a total of US$935 million. The total outstanding balance under the DPR Securitization Program as of September 30, 2015 was US$592.4 million.

Efficient operational platform supported by best-in-class technology

Through the use of advanced technology, we are focused on providing high-quality services to our clients in an efficient manner. We provide our commercial and individual clients a variety of electronic services to carry out different types of operations. The emphasis on non-traditional distribution channels has helped us increase client access to services and improve efficiency. Through our electronic banking platform, we offer retail clients different options for performing transactions, including through ATMs, web channels, apps and SMS. For our commercial clients, we offer an integral solution through a web page to carry out remote banking operations in a quick and secure manner directly from their offices. For the six-month period ended September 30, 2015 and the year ended March 31, 2015, respectively, approximately 67.4% and 65.2% of our total banking transactions in Guatemala, 44.1% and 39.1% of our banking transactions in Honduras and 14.0% and 14.6% of our banking transactions in El Salvador were conducted electronically.

We have our own telecommunications infrastructure consisting of a microwave network that interconnects most of our points of service in Guatemala, Honduras and El Salvador, thus facilitating efficient communication and improving customer service. In addition, we offer an integrated regional banking service through an electronic platform (web page) called Regional Connection (Conexión Regional), which allows our clients to perform financial transactions between their accounts in Guatemala, Honduras, and El Salvador. Given our significant investments in the area in recent years, we feel confident that our current information technology platform is sufficient to support our anticipated growth.

Our commercial activities are supported by our Client Relationship Management system (“CRM”). We believe that our CRM provides us with a competitive advantage by allowing us to segment our clients based on, among other factors, profitability, income level, consumption preferences and location. We have established a call center, completely functional as a tool for CRM communications. Our CRM platform allows us to service our clients more efficiently and improves productivity by allowing us to better identify our clients’ needs and target cross-selling opportunities.

We believe that our focus on technology has been a key driver in generating significant operational efficiencies. We have also implemented a cost-reduction strategy, which has helped us realize higher profit margins in our products and services. As an example, Banco Industrial has established correspondent agents throughout Guatemala in locations where we do not have branches, providing them with hardware equipped with communication technology for the operation of different types of transactions, allowing us to access more clients at a lower cost. For the six-month period ended September 30, 2015 our efficiency ratio was 53.1% as compared to our efficiency ratios of 54.2% and 53.2% for the years ended March 31, 2015 and 2014, respectively. Our total productivity per employee, calculated as operating and administrative expenses over the number of employees, stood at US$15,257.4 per employee for the six-month period ended September 30, 2015, and US$30,011.4 and US$31,455.9 for the years ended March 31, 2015 and 2014, respectively.

Experienced management team, highly involved board of directors

Our senior management has significant experience in the banking and financial services industry and the know-how to identify and offer products and services that meet our clients’ needs, while maintaining effective risk management and strong profitability levels. Since 1967, Banco Industrial has had only two board Chairmen and two Chief Executive Officers and a stable senior management team with an average of 21 years with the company.

The experience of our senior management in the industry ranges between 10 and 35 years and most of our senior managers have master’s degrees in their relevant fields of specialization from leading business schools in Latin America and the United States. In addition, we are focused on attracting, developing and maintaining highly qualified personnel. We believe that a merit-based culture that highlights teamwork enables us to maintain a motivated workforce that delivers high-quality service.

Our approach to promotion and succession focuses on identifying and internally developing the talent needed for the future. We offer growth opportunities within the organization to employees who are academically prepared (bachelor’s degree and master’s degree) and have the seniority and experience to be able to move into roles of further responsibility and leadership. This allows us to create a stronger administrative team and preserve our work culture.

Additionally, our board of directors is made up of well-known and recognized entrepreneurs in Guatemala with experience in the country’s largest industries such as textiles, food and beverages, cement, agroindustry, pharmaceutical and commercial products, among others. Our directors, including our independent directors, participate in all key governance committees and actively supervise our operations. Our directors’ experience in the financial industry ranges between 15 and 45 years. Our executive committee consists of our most senior directors, with an average of 21 years of experience with the company. Our executive committee is required to meet at least quarterly but may meet more frequently if deemed necessary. In addition, because some of the boards of directors of our subsidiaries, such as Banco Industrial, are comprised of certain of the same members as our executive committee, members of our executive committee meet more frequently to discuss the operations of our subsidiaries.

Our Strategy

Over the course of our history we have developed a successful business strategy, which has allowed us to become Guatemala’s leading financial institution and expand our operations to attractive markets in Central America. This strategy provides us a basis for consistent profitable growth while adhering to sound risk-management policies. Beginning in 1995, a core element of our strategy has been the growth and expansion of our retail banking platform. We are also looking to increase market share in the small- and medium-enterprise (“SMEs”) and microfinance businesses, while maintaining our strategy of profitable growth combined with high-quality risk-management systems. We also aim to continue growing our other Central American operations by strengthening our business in Honduras and El Salvador and replicating our proven successful business model in other Central American countries, such as Panama.

We expect to achieve these objectives through the following strategies:

Increase our market share in high-margin businesses

As of September 30, 2015, our loan exposure was mainly concentrated in the commercial segment, representing 74.5 % of our total net loan portfolio while the retail segment represented 25.5% of our total net loan portfolio, compared to our loan exposure of 75.1% and 24.9% in the commercial and retail segments, respectively, as of March 31, 2015. We believe the retail segment, as well as SMEs, provide not only great potential for growth, but also the ability to increase our financial margins because further penetrating these types of clients will contribute to higher interest rates when compared to those charged to large corporations.

We will seek growth in the retail segment through a dual strategy of cross-selling with our existing clients, offering key retail products such as credit cards, payroll loans, mortgages, auto loans and other consumer loans, as well as through the generation of new clients as a result of the expansion of service points and entry into new market niches. Accordingly, we have sought to develop products and services aimed at further penetrating this segment. As of September 30, 2015, our retail banking net loan portfolio totaled US$1,889.5 million, representing 25.5% of our total net loan portfolio, as compared to US$1,777.1 million, representing 24.9% of our total net loan portfolio, as of March 31, 2015 and US$1,581.1 million, representing 24.8% of our total net loan portfolio, as of March 31, 2014.

We aim to achieve growth in SME clients by creating partnerships with associations and organizations that bring together SMEs, with the aim of developing products and services within this segment, such as the development of a revolving credit line program designated for working capital needs for the members of the Chamber of Commerce and Industry in Guatemala.

In order to maximize cross-selling efforts, we have implemented a CRM platform that closely monitors the number of products per client, which has helped us identify opportunities to offer additional financial services to the clients of our banking and non-banking subsidiaries with an emphasis on meeting individual customer needs identified by our sales force. For our retail products, additional products may include mortgages, various types of personal loans, insurance products, debit and credit cards, online and mobile banking services, safety deposit boxes, trust funds and access to loyalty programs. We also intend to leverage our payroll client base to offer additional products and services to our existing clients, who are easily accessible and relatively low-risk given that the repayment of loans to our payroll clients are directly deducted from their salaries.

Capitalize on low banking penetration and increase our presence in rural areas

According to the World Bank, only 40.8% of the adult population (above 15 years old) of Guatemala had an account at a formal financial institution as of December 31, 2014; the same metric for Brazil, Colombia, Peru, Mexico and Chile was 68.1%, 38.4%, 29.0%, 38.7% and 63.2%, respectively (most recent data available). We believe that this low penetration rate creates a growth opportunity for us, which we plan to capitalize upon pursuant to the following strategies:

•	developing financial products and services adapted to our microfinance customer needs, including loans, payment methods, insurance and specialized branches; we believe that this line of business is not only profitable and has significant growth potential but also contributes to the economic and social development of the countries where we have a presence;

•	increasing our network of correspondent agents in rural areas, enabling the population of these areas to have access to financial services through points of service in well-established businesses recognized in the community, providing a more familiar environment for them; and

•	focusing on the family remittance business, which continues to represent a significant market opportunity in our existing geographic markets, allowing us to offer other banking services to the beneficiaries, such as savings accounts, health and life insurance, mortgage products and credit cards, among others.

Continue to focus on monitoring and managing risks across all business areas

We have an experienced team focused on monitoring and managing risks across all business areas, including operational, market, liquidity and credit risks. Historically, we have experienced stable, low NPL ratios, well below the average NPL ratios for the countries in which we operate. Our overall NPL ratio as of September 30, 2015 was 1.4%; NPL ratios for our commercial banking portfolio and our retail banking portfolio were 0.8% and 2.9% as of September 30, 2015, respectively. As we continue to further penetrate higher-margin segments, by means of our strong risk-management system, we plan to take measures to ensure that growth in these segments does not lead to deterioration in our loan portfolio quality.

Continue to grow our insurance business

We intend to continue growing our personal insurance business by offering our clients differentiated and simplified products focused on client segmentation and specific distribution channel needs, including branches, telemarketing and third-party networks. Guatemala offers opportunities for growth in the insurance segment due to its low penetration with a 1.4% ratio of gross premiums written-to-GDP as of June 30, 2015, according to the GSB and the Guatemalan Central Bank. We expect that future growth opportunities will arise from increased insurance needs of existing clients across all lines of business and the acquisition of new clients, mainly in health and life insurance. With our market-leading position, through Seguros El Roble, we believe that we are well positioned to take advantage of this future potential growth.

Recently, the Guatemalan government has made certain proposals that could, if implemented, result in the occurrence of the following events: implementation of mandatory third-party liability insurance for automobile drivers (auto), reform or privatization of pensions in Guatemala (health and life), and widespread insuring of state-owned assets such as highways, bridges, and public sector buildings (property and casualty). Our insurance companies are well-structured to capitalize on any of these opportunities, should they arise, and are actively promoting the development of these market opportunities.

Additionally, in September 2014, we acquired Grupo Sermesa, which we believe is one of the largest hospital groups in Guatemala by bed count, with 237 beds across five hospitals. We intend to vertically integrate our medical operations with our accident and health insurance business to drive growth. Furthermore, we believe that this acquisition will not only benefit the insurance business but also constitute a significant growth opportunity for us given Guatemala’s limited infrastructure and staffing in the healthcare field, which generates pent-up demand for medical services in the country. Pursuant to the Guatemalan National Statistical Institute’s 2013 Health Survey (Instituto Nacional de Estadística Guatemala, Encuesta de Salud 2013), Guatemala had a rate of 0.9 physicians per 10,000 inhabitants, and according to the most recent data available from the World Health Organization, in 2013, Guatemala had six hospital beds per 10,000 inhabitants, as compared to eight, 11, 15 and 10 per 10,000 inhabitants in El Salvador, Bolivia, Peru and Colombia, respectively. Admissions to private hospitals increased from 139,283 in 2009 to 189,555 in 2013, or 37.1%, according to the Guatemalan National Statistical Institute’s 2013 Health Survey. For a discussion of our insurance strategy, see “Business—Insurance Segment.”

Further develop our Central American operations

Our presence in Guatemala, Honduras and El Salvador has enabled us to position ourselves as one of the largest financial conglomerates in Central America, and represents a platform for expansion to the other countries in the region. In the development of our regional expansion we will continue to pursue growth opportunities both organically and through acquisitions.

We intend to continue capitalizing on economies of scale and operating efficiencies through the implementation of the standards and best-practices of Banco Industrial’s business model in Guatemala in our banking operations in Honduras and El Salvador.

We plan to initiate banking operations in Panama at the end of 2015, subject to final regulatory approval. Panama has become Guatemala’s second-fastest growing trading partner in the region, with a CAGR of 9.7% of total trade flows between the two countries during the five years ended on December 31, 2014, according to the Guatemalan Central Bank. We also believe the country has significant potential for growth given its strategic location. Our strategy in Panama will initially focus on the corporate segment, foreign trade services and private banking.

Despite our growing presence in Central America, we believe that Guatemala will continue to represent the majority of our operations and that the Central American expansion will continue to be centered through economies with significant ties to our clients and to the overall Guatemalan economy.

Commercial Banking Segment

Overview

Our commercial banking segment focuses on providing a full range of commercial banking products and services to Central American companies and corporations through subsidiaries in Guatemala, Honduras and El Salvador. The commercial banking segment serves approximately 16,070 companies, with approximately 12,890 in Guatemala, 1,900 in Honduras, and 1,280 in El Salvador, as of September 30, 2015. Our commercial banking segment is organized into two business units: corporate and SME.

Our commercial banking segment serves companies in the manufacturing, agro-industrial, construction, commerce, consumer goods, real estate and financial services sectors. To meet our commercial clients’ needs, we have developed a wide variety of products and services, ranging from traditional financial services (loans, deposits and trade related services) to more specialized products (investment banking, corporate finance and trust services). We also provide cash-management services for our commercial clients, including treasury and payroll services, bill payment and collection, which provides opportunities for us to cross-sell retail banking products to their employees, vendors and customers.

Since our banking subsidiary in Guatemala, Banco Industrial, started operations in 1968, we have developed strong capabilities and expertise in the commercial banking segment, and as we expanded to Honduras and El Salvador, we replicated our commercial banking business model by offering similar products and services to corporate clients and SMEs in these markets. This strategy has allowed us to capture and retain commercial clients that operate in multiple countries in Central America and yet belong to the same economic group.

For the six-month period ended September 30, 2015, our commercial banking segment generated US$70.8 million of our profit before tax, representing 56.8% of our total profit before tax for the period. For the period, our commercial banking operations in Guatemala, Honduras and El Salvador, generated US$53.4 million, US$15.4 million and US$2.0 million of our profit before tax, respectively, representing 42.9%, 12.4%, and 1.6% of our total profit before tax, respectively.

For the year ended March 31, 2015, our commercial banking segment generated US$116.0 million of our profit before tax representing 52.8% of our total profit before tax for the period. For the period, our commercial banking operations in Guatemala, Honduras and El Salvador, generated US$95.1 million, US$15.8 million and US$5.1 million of our profit before tax, respectively, representing 43.3%, 7.2%, and 2.3% of our total profit before tax, respectively.

As of September 30, 2015, our commercial banking net loan portfolio totaled US$5,516.0 million, representing 74.5% of our total net loan portfolio, and had an NPL ratio of 0.8%. Banco Industrial represented 84.2% of our commercial banking net loan portfolio, while Banpaís and BI El Salvador represented 13.2% and 2.5%, respectively, as of September 30, 2015.

As of March 31, 2015, our commercial banking net loan portfolio totaled US$5,351.0 million, representing 75.1% of our total net loan portfolio, and had an NPL ratio of 0.6%. Banco Industrial represented 84.0% of our commercial banking net loan portfolio, while Banpaís and BI El Salvador represented 13.5% and 2.5%, respectively, as of March 31, 2015.

As of September 30, 2015, our commercial banking net loan portfolio is divided into loans to entities in the consumer goods industry (24.7%), manufacturing (21.5%), financial services and real estate (13.7%), commerce (11.4%), utilities (10.3%), construction (5.8%), agriculture (4.2%), social and community services (7.5%), and other (0.9%).

As of September 30, 2015, Banco Industrial ranked first in commercial loans in Guatemala with a market share of 34.1%, according to information provided by the GSB, and Banpaís ranked fifth in commercial loans in Honduras with a market share of 10.8%, according to information provided by the CNBS. As of September 30, 2015, BI El Salvador ranked 11th in commercial loans in El Salvador with a market share of 3.0%, according to information provided by the SSF.

The table below provides a breakdown of our commercial banking net loan portfolio under IFRS as of the dates indicated.

	As of September 30,		As of March 31,
	2015		2015		2014		2013
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Commercial Net Loans
Corporate Net Loans	4,982.5	90.3%	4,846.2	90.6%	4,335.4	90.5%	3,762.9	90.1%
SME Net Loans	533.5	9.7%	504.8	9.4%	455.8	9.5%	411.6	9.9%
Total Commercial Net Loans	5,516.0	100.0%	5,351.0	100.0%	4,791.3	100.0%	4,174.5	100.0%
Total Net Loans	7,405.5		7,128.2		6,372.3		5,512.0
Percentage of Total Net Loans	74.5%			75.1%		75.2%		75.7%

As of September 30, 2015, our commercial banking deposits totaled US$3,621.9 million, representing 45.3% of our total deposits. Banco Industrial represented 85.7% of our commercial banking deposits, while each of Banpaís and BI El Salvador represented 11.7% and 2.6%, respectively, as of September 30, 2015.

The table below provides a breakdown of our commercial banking deposits under IFRS as of the dates indicated.

	As of September 30,		As of March 31,
	2015		2015		2014		2013
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Commercial Deposits
Term Deposits	1,413.8	39.0%	1,370.6	38.6%	1,243.5	38.0%	1,133.1	37.8%
Demand Deposits	2,010.7	55.5%	2,011.4	56.6%	1,821.6	55.7%	1,700.6	56.7%
Savings Deposits	154.5	4.3%	150.5	4.2%	173.3	5.3%	155.0	5.2%
Other Deposits	42.8	1.2%	19.5	0.6%	32.7	1.0%	10.6	0.4%
Total Commercial Deposits	3,621.9	100.00%	3,552.0	100.0%	3,271.1	100.0%	2,999.7	100.0%
Total Deposits	7,986.5		7,710.1		7,056.6		6,579.1
Percentage of Total Deposits	45.3%		46.1%		46.4%		45.6%

Corporate Business Unit

Our corporate business unit is primarily responsible for providing services to entities to which we have provided individual loans in a principal amount greater than US$650,000 or that are part of a large corporate conglomerate. As of September 30, 2015, we served more than 8,050 entities through our corporate business unit, with more than 7,300 in Guatemala, more than 260 in Honduras, and more than 470 in El Salvador. We provide these entities with high-quality, highly-competitive financial services such as investment banking, corporate finance and other sophisticated banking products to meet their needs. We also focus on developing a relationship with each of our corporate clients and promoting fee-based low-risk products, such as letters of credit, collections, transfers and foreign-exchange services that are tailored to meet the particular requirements of each client. Each corporate client is assisted by a specifically-assigned relationship manager who is specialized in fulfilling the needs of each corporate client in a timely and efficient manner. In addition, we provide our corporate clients with technological services enabling them to perform banking transactions electronically.

Our corporate clients include multinational companies with operations in Guatemala, Honduras and El Salvador, and some of the largest and most important local companies operating in these countries. Additionally, we target the largest companies in the Central American region and have participated in syndicated loans to leading companies in the region in different industrial sectors.

Traditionally, our corporate business unit has been our core business with competitive advantages based on our expertise and reputation stemming from our more than 45-year history in the market. It is in this business unit where we have focused more keenly on product development in order to generate client loyalty by providing integral solutions for all of our clients’ needs. For example, we have developed services to enable corporate clients to make social security payments for their employees through our corporate internet banking system, thereby allowing clients to avoid higher costs associated with traditional processing. Furthermore, providing payroll services to our corporate clients has allowed us to generate significant cross-selling opportunities with their employees by offering them special products through our Extra Benefits (Beneficios Extras) program, which provides our corporate clients’ employees access to exclusive promotions, lower financing costs and additional benefits for certain products than those available to the general public.

As of September 30, 2015, net loans to corporate clients totaled US$4,982.5 million, representing 90.3% of our commercial banking net loan portfolio and 67.3% of our total net loan portfolio. In addition, as of September 30, 2015, our corporate customer net loan portfolio had an NPL ratio of 0.5%. As of September 30, 2015, Banco Industrial represented 86.2% of our corporate net loan portfolio, while Banpaís and BI El Salvador represented 12.2% and 1.6%, respectively.

As of March 31, 2015, net loans to corporate clients totaled US$4,846.2 million, representing 90.6% of our commercial banking net loan portfolio and 68.0% of our total net loan portfolio. In addition, as of March 31, 2015, our corporate customer net loan portfolio had an NPL ratio of 0.3%. As of March 31, 2015, Banco Industrial represented 85.4% of our corporate net loan portfolio, while Banpaís and BI El Salvador represented 12.9% and 1.6%, respectively.

SME Business Unit

Our SME business unit is primarily responsible for providing services to entities with individual loans in a principal amount between US$20,800 and US$650,000, or the local currency equivalent. As of September 30, 2015, we served more than 8,150 entities through our SME business unit, with more than 5,570 in Guatemala, more than 1,770 in Honduras, and more than 810 in El Salvador. We provide financial support and a wide array of banking services to SMEs through customer service representatives located across our extensive branch network. The typical products offered to SME clients are: working capital loans, financing for medium and long-term investments, revolving credit lines and deposit accounts. We believe SMEs provide not only great potential for growth, but also the ability to increase our financial margins, contributing to an increase in profitability given that debt instruments offered to SME clients typically have higher interest rates than those offered to our corporate clients. Typically, loans to SME clients have interest rates between 100 and 200 basis points higher than loans to our corporate clients.

As of September 30, 2015, net loans to SMEs totaled US$533.5 million and represented 9.7% of our commercial banking net loan portfolio and 7.2% of our total net loan portfolio. In addition, as of September 30, 2015, our SME net loan portfolio had an NPL ratio of 4.3%. Banco Industrial represented 65.6% of our SME net loan portfolio, while Banpaís and BI El Salvador represented 23.1% and 11.3%, respectively, as of September 30, 2015.

As of March 31, 2015, net loans to SMEs totaled US$504.8 million and represented 9.4% of our commercial banking net loan portfolio and 7.1% of our total net loan portfolio. Additionally, as of March 31, 2015, our SME net loan portfolio had an NPL ratio of 3.6%. Banco Industrial represented 66.3% of our SME net loan portfolio, while Banpaís and BI El Salvador represented 22.7% and 11.0%, respectively, as of March 31, 2015.

Products and Services for the Commercial Segment

To be able to provide our commercial clients individualized service through a variety of products and services, we have established a program called Total Service (Servicio Total). Total Service provides commercial clients with (i) personalized assistance by a dedicated relationship manager, (ii) a high quality portfolio with competitive financial products and services, (iii) efficient operations supported through our technology platform and continuous connectivity between our commercial client’s main operating systems and our mainframe and (iv) financial services to our commercial clients, vendors and employees.

The concept of Total Service includes the development of products and services for employees, vendors and clients of our largest commercial clients, such as individualized loan programs and electronic direct payment mechanisms via our electronic banking platform, as well as preauthorized credit lines where applicable. For our main corporate clients we often establish a full service branch and place smart ATMs (ATMs in which the client can withdraw cash, transfer funds, check balances and get mini-statements, as well as make deposits) on their premises and main distribution centers to meet their needs. As of September 30, 2015 we had 321 branches located on the premises of our main corporate clients, representing 48.1% of our total branches.

Through our offshore bank, Westrust Bank, we offer our commercial clients investment and financing options, as well as assistance in asset management. We provide personal attention to support our clients’ financial operations and exclusive service centers with advanced technology and private access. Westrust Bank has developed a business model that focuses on private and corporate banking, geographic diversification, prudent risk management, advanced technologies for efficient operations and a specially trained team of employees.

Commercial Loans

Commercial loans are granted in applicable local currencies as well as in U.S. dollars and include the following types of loans:

•	Trade Finance: our banking subsidiaries provide short-term loans for trade which are funded with the banking subsidiaries’ own capital or with credit lines from foreign banks. In addition, our trade finance unit offers medium-term credit lines using funds provided by international commercial banks and multilateral organizations.

•

Local and International Factoring: through our electronic factoring service, commercial clients are able to send their invoices to our banks on a continuous basis up to a certain credit limit and borrow against these invoices. We have also established an international factoring program through a strategic alliance with Wells Fargo Bank by which we are able to factor invoices from around the world with a special focus on the United States.

•	Working Capital: revolving credit lines granted to commercial clients for general short-term purposes such as vendor and payroll payments and financing accounts receivable.

•	Medium- and Long-Term Financing for the Acquisition of Capital Goods: commercial loans granted for the expansion of current production capacity or geographic presence as well as new investments and other medium- and long-term corporate purposes.

•	Project Finance: financial support to commercial clients for greenfield projects in traditional industries with long-term commercial agreements with recognized off-takers that allow for the adequate projection and modeling of future payment capacity of the borrower.

•	Club Deal and Syndicated Corporate Loans: large corporate loans in capital-intensive industries that due to strategic, risk-related and legal lending limits require funding by two or more banks. Our banking subsidiaries are very active in syndicated loans throughout Central America in industries such as power generation, agroindustry and commercial real estate, among others.

Our commercial net loan CAGR for the period between April 1, 2012 and September 30, 2015 was 10.7%.

Commercial Deposits

Commercial deposits include the following types of deposits in the applicable local currency as well as in U.S. dollars:

•	Demand deposits: we offer demand deposits with low interest rates or no interest that are payable on demand and are very stable in amounts over time.

•	Savings deposits: we offer savings deposits with low interest rates, are payable on demand and are very stable in amounts over time.

•	Term deposits: for the management of excess liquidity some commercial clients establish term deposits for terms primarily ranging from 90 to 365 days.

•	Specific purpose investment plans: designed for commercial clients who wish to provision specific payroll-related bonus payments as well as severance payments.

Our commercial deposit CAGR for the period between April 1, 2012 and September 30, 2015 was 15.7%.

Other Services

•	Cash management: we offer a variety of products and services focused on cash management, like collection and payment solutions, tax payments, payroll, consignment services, online collection, web services, credit card collection, electronic collection, automatic debit, third-party electronic payments, programmed service payments and social security payments, among other products and services.

•	Trade products and foreign exchange: we offer a variety of services to facilitate our commercial clients’ international activities including electronic transfer of funds, import and export letters of credit, loans and international foreign currency transactions, bank guarantees and collections.

•	Fiduciary services: our fiduciary services unit has grown considerably, from approximately US$920.7 million in assets under management as of September 30, 2010 to more than US$1,104.1 million in assets under management as of September 30, 2015, in Guatemalan GAAP as reported to the GSB. Most of these assets under management are related to portfolio management, collateral and payment services for project financing and real estate escrow services.

•	Cash logistics and valuable management services: for commercial clients operating in cash-intensive businesses, such as consumer goods, food and clothing, among others, we provide armored vehicle services with routes covering many of the main population centers as well as some smaller towns. We also provide clients cash and coins where needed and charge a fixed rate for every delivery trip and a variable rate depending on what is being transported.

Retail Banking Segment

Overview

Our retail banking segment focuses on providing a full range of retail banking products and services to individual clients through our subsidiaries in Guatemala, Honduras and El Salvador. Our retail banking segment serves approximately 1.8 million clients, with approximately 1.4 million clients in Guatemala, more than 396,590 clients in Honduras, and more than 11,200 clients in El Salvador, as of September 30, 2015. Our retail banking segment is organized into three business units: consumer lending, mortgage and microfinance.

Our retail banking segment provides a variety of financial products and services to individuals including retail loans and retail deposits. Our key objectives include (i) increasing our market share in core products by cross-selling products to our existing clients, (ii) further penetrating market segments through our extensive branch network, points of service infrastructure and our electronic banking platform, and (iii) increasing our payroll services presence by leveraging our commercial client base. We believe our retail banking segment presents higher growth opportunities as compared to our corporate business unit while maintaining high margins at a reasonable risk.

To serve the retail banking segment we have designed products and services that satisfy the specific needs of our clients according to income levels and banking preferences. Through this client segmentation strategy we have developed products and services to reach high-net-worth individuals though private banking, and high, middle, and low income individuals through personal banking. We have specialized sales forces for each type of client.

We have developed capabilities and expertise in our retail banking segment through our established banking operations in Guatemala, and as we entered the market in Honduras and El Salvador, we have replicated our business model by offering similar products and services to retail clients across our all of our banking operations.

For the six-month period ended September 30, 2015, our retail banking segment generated US$42.9 million of our profit before tax, representing 34.4% of our total profit before tax for that same time period. In addition, for the six-month period ended September 30, 2015, our retail banking operations in Guatemala and Honduras generated US$35.9 million and US$8.5 million, respectively, of our profit before tax representing 28.8% and 6.8% of our total profit before tax, respectively. Our retail operations in El Salvador generated a loss of US$1.6 million during the period due to continued expenses related to the expansion of our points of service as we look to further penetrate the Salvadoran retail market.

For the year ended March 31, 2015, our retail banking segment generated US$35.4 million of our profit before tax, representing 16.1% of our total profit before tax for that same time period. In addition, for the year ended on March 31, 2015, our retail banking operations in Guatemala and Honduras generated US$34.4 million and US$7.7 million, respectively, of our profit before tax representing 15.7% and 3.5% of our total profit before tax, respectively. Our retail operations in El Salvador generated a loss of US$6.7 million during the period due to continued expenses related to the expansion of our points of service as we look to further penetrate the Salvadoran retail market.

As of September 30, 2015, our retail banking net loan portfolio totaled US$1,889.5 million, representing 25.5% of our total net loan portfolio, and had an NPL ratio of 2.9%. Banco Industrial represented 79.2% of our retail banking net loan portfolio, while Banpaís and BI El Salvador represented 19.8% and 1.0%, respectively, as of September 30, 2015.

As of March 31, 2015, our retail banking net loan portfolio totaled US$1,777.1 million, representing 24.9% of our total net loan portfolio, and had an NPL ratio of 2.8%. Banco Industrial represented 78.9% of our retail banking net loan portfolio, while Banpaís and BI El Salvador represented 20.1% and 0.9%, respectively, as of March 31, 2015.

As of September 30, 2015, Banco Industrial ranked third in retail loans in Guatemala with a market share of 12.0% according to information provided by the GSB, and Banpaís ranked fourth in retail loans in Honduras with a market share of 10.4% according to information provided by the CNBS. As of September 30, 2015, BI El Salvador ranked 12th in retail loans in El Salvador with a market share of 0.3% according to information provided by the SSF. The table below provides a breakdown of our retail banking net loan portfolio under IFRS as of the dates indicated.

	As of September 30,		As of March 31,
	2015		2015		2014		2013
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Retail Loans
Consumer Net Loans	788.6	41.7%	753.5	42.4%	681.4	43.1%	554.5	41.5%
Mortgage Net Loans	1,020.9	54.0%	954.2	53.7%	845.1	53.5%	740.0	55.3%
Microfinance Net Loans	80.0	4.2%	69.4	3.9%	54.6	3.5%	43.0	3.2%
Total Retail Net Loans	1,889.5	100.0%	1,777.1	100.0%	1,581.1	100.0%	1,337.5	100.0%
Total Net Loans	7,405.5		7,128.2		6,372.3		5,512.0
Percentage of Total Net Loans	25.5%		24.9%		24.8%		24.3%

As of September 30, 2015, our retail banking segment deposits totaled US$4,364.7 million, representing 54.7% of our total deposits. Banco Industrial represented 90.4% of our retail deposits, while each of Banpaís and BI El Salvador represented 8.6% and 1.0%, respectively, as of September 30, 2015.

The table below provides a breakdown of our retail deposit base under IFRS as of the dates indicated.

	As of September 30,		As of March 31,
	2015		2015		2014		2013
	US$	%	US$	%	US$	%	US$	%
	million		million		million		million
Retail Deposits
Term Deposits	2,001.9	45.9%	1,946.8	46.8%	1,788.5	47.1%	1,694.5	47.1%
Demand Deposits	977.2	22.4%	934.4	22.5%	822.8	21.6%	775.6	21.6%
Savings Deposits	1,350.6	30.9%	1257.3	30.2%	1,159.4	30.5%	1,096.1	30.5%
Other Deposits	35.0	0.8%	19.7	0.5%	30.5	0.8%	28.7	0.8%
Total Retail Deposits	4,364.7	100.0%	4,158.1	100.0%	3,801.2	100.0%	3,594.9	100.0%
Total Deposits	7,986.5		7,710.1		7,079.1		6,600.1
Percentage of Total Deposits	54.7%		53.9%		53.7%		54.5%

Products and Services for the Retail Banking Segment

Our business strategy for the retail banking segment pursues a cross-selling strategy aimed at increasing the number of products per client or “IPC Index.” For this purpose, we have put together an “IPC Committee” comprised of some of the members of our senior management including our CEO and Retail Banking Division Manager and certain of our business executives, who periodically review our retail banking strategy, including product development, market intelligence and innovation, and constantly evaluate clients’ needs and preferences. For instance, through this strategy, we have increased our products per client from 2.5 as of March 2011 to 4.5 as of September 30, 2015 for Banco Industrial.

Products for our retail clients are offered through different channels such as branches, service centers, our contact center, relationship managers and our electronic banking platform. Each client’s history and use of financial services is constantly analyzed to identify which products better fit his or her evolving needs. In order to do this successfully, we use modeling tools to build an appropriate client profile. The sales force that offers our retail banking products receives constant training and clear incentives and is enabled with tools such as CRM, our a central information center (internal call center), internal web page with recent launches of products and promotions, and other support materials to effectively carry out cross-selling efforts.

Consumer Loans

Consumer loans are loans granted in applicable local currencies as well as in U.S. dollars (depending on the source of income of the borrower) and include the following types of loans:

•	Consumer lending: we provide short-term loans primarily through the following products:

•	Credit cards: we offer our retail clients VISA and Master Card credit cards, with different benefits and value propositions according to each customer segment, based on consumer behavior, financial and credit score. We have developed a wide range of credit card products, from premium credit cards for our private banking clients to traditional credit cards.

•	Vehicle financing: we have established strategic alliances and tailored financing plans with most of the major auto dealers and retailers in the countries in which we have operations. Loans are granted for a maximum term of 5 years and always require a down payment on the new car.

•	Retailer loans: these loans are granted through established strategic alliances with certain retailers (electronics, household appliances, furniture, etc.) with whom our banking subsidiaries have a commercial relationship.

•	Payroll loans: we also promote consumer loans to employees of our commercial payroll service clients for which we put in place automatic payroll deductions. The risk of default on loans through this service is lower than for other debtors with similar credit profiles, mainly because the employer deducts the loan payments from the employee’s salary and makes payments directly to us.

As of September 30, 2015, loans to consumers totaled US$788.6 million, representing 41.7% of our retail banking net loan portfolio and 10.6% of our total net loan portfolio. As of September 30, 2015, our consumer loan portfolio had an NPL ratio of 2.2%. Banco Industrial represented 85.2% of our consumer net loan portfolio, while Banpaís and BI El Salvador represented 13.9% and 1.0%, respectively, as of September 30, 2015.

As of March 31, 2015, loans to consumers totaled US$753.5 million, representing 42.4% of our retail banking net loan portfolio and 10.6% of our total net loan portfolio. As of the same date, our consumer loan portfolio had an NPL ratio of 2.1%. Banco Industrial represented 86.3% of our consumer net loan portfolio, while Banpaís and BI El Salvador represented 12.7% and 1.0%, respectively, as of March 31, 2015.

As of September 30, 2015, Banco Industrial ranked third in net consumer loans in Guatemala with a market share of 9.2%, according to information provided by the GSB, and Banpaís ranked sixth in net consumer loans in Honduras with a market share of 5.8%, according to information provided by the CNBS. As of September 30, 2015, BI El Salvador ranked 12th in net consumer loans in El Salvador with a market share of 0.2%, according to information provided by the SSF.

Mortgage: we offer floating rate mortgages, primarily in local currencies, with terms between ten and 25 years. As of September 30, 2015, we had more than 17,725 mortgage clients, with approximately 9,620 clients in Banco Industrial, 8,020 clients in Banpaís and 85 clients with BI El Salvador. Our strategic approach toward mortgage loans includes forming strategic alliances with construction companies and developers. We offer retail clients complete solutions through complementary life and property and casualty insurance policies, and we also offer different types of credits such as insured mortgages and government-backed loans that are provided through government programs designed to facilitate the acquisition of a home by insuring the loans granted by financial institutions. For standard mortgages, we require a down payment and provide a loan of up to 80% on the financed home’s value in order to increase the likelihood that the commercial value of the property will be sufficient to cover the outstanding balance of the mortgage in case of a default by the borrower.

Our mortgage net loan portfolio was US$1,020.9 million, as of September 30, 2015, which represented 54.0% of our retail banking net loan portfolio and 13.8% of our total net loan portfolio. Furthermore, as of September 30, 2015, our mortgage loans had an NPL ratio of 3.5%. Banco Industrial represented 75.2% of our mortgage net loan portfolio, while Banpaís and BI El Salvador represented 23.7% and 1.0%, respectively, as of September 30, 2015.

As of March 31, 2015, our mortgage net loan portfolio was US$954.2 million, which represented 53.7% of our retail banking net loan portfolio and 13.4% of our total net loan portfolio. Furthermore, as of March 31, 2015, our mortgage loans had an NPL ratio of 3.3%. Banco Industrial represented 73.6% of our mortgage net loan portfolio, while Banpaís and BI El Salvador represented 25.4% and 1.0%, respectively, as of March 31, 2015.

Our mortgage net loan portfolio CAGR for the period between April 1, 2012 and September 30, 2015 was 27.1%.

As of September 30, 2015, Banco Industrial ranked first in mortgage loans in Guatemala with a market share of 26.5%, according to information provided by the GSB, and Banpaís ranked second in mortgage loans in Honduras with a market share of 15.2%, according to information provided by the CNBS.

Microfinance: our retail banking segment’s microfinance strategy includes achieving national coverage in Guatemala and Honduras through our extensive branch network and the use of our technology platform. As of September 30, 2015, our microfinance business unit has provided more than 37,790 clients with loans for their personal businesses, with 26,285 through Banco Industrial and more than 11,505 through Banpaís. We have a specialized sales force of more than 355 executives, as of September 30, 2015, who are organized by geographical areas. The sales force receives constant training on special market practices for this segment, which includes specific risk control methodologies and best practices to play an active role in the collection process.

Microfinance is a key factor in the economic development of Guatemala and Honduras, and we have decided to expand our presence in the growing market of micro-entrepreneurs. Banco Industrial’s microfinance net loan portfolio CAGR in Guatemalan GAAP, according to the GSB, for the five-year period ended on September 30, 2015 was 40.6%, while that of the Guatemalan banking system was 8.0% for the period, according to the GSB. This growth has been accomplished by focusing on the creation of specialized products and financial services to ensure they are suitable to the needs of this segment, including credits, methods of payment and insurance, which we have available through specialized branches that have dedicated microfinance representatives. Through constant innovation and a comprehensive product portfolio, we aim to provide good service and generate client loyalty for our microfinance business unit, thereby achieving our objective of establishing long-term relationships with clients, creating cross-selling potential and increasing profitability.

Some of the products we have developed for our microfinance business unit include working-capital loans, fixed-asset loans, construction loans and seasonal-product loans (including beginning of school year, summer and Christmas, among others).

We had a microfinance net loan portfolio of US$80.0 million as of September 30, 2015, which represented 4.1% of our retail net loan portfolio and 1.1% of our total net loan portfolio. Furthermore, as of September 30, 2015, the microfinance net loan portfolio has an NPL ratio of 2.4%. Banco Industrial represented 71.9% of our microfinance net loan portfolio, while Banpaís represented 28.1%,as of September 30, 2015.

As of March 31, 2015, we had a microfinance net loan portfolio of US$69.4 million, which represented 3.9% of our retail net loan portfolio and 1.0% of our total net loan portfolio. Furthermore, as of March 31, 2015, the microfinance net loan portfolio has an NPL ratio of 2.6%. Banco Industrial represented 71.4% of our microfinance net loan portfolio, while Banpaís represented 28.6%, as of March 31, 2015.

Our microfinance net loan portfolio CAGR for the period between April 1, 2012 and September 30, 2015 was 37.7%.

Retail Deposits

As part of our strategy to serve retail banking clients, we offer one of the most convenient and extensive retail banking distribution networks in Guatemala and Honduras. We offer a wide range of local currency- and U.S. dollar-denominated demand, savings and term deposits through our extensive point of service network. Furthermore, retail deposits are a very important source of funding, providing a stable, low-cost funding base.

•	Demand deposits: we offer demand deposits with different interest rates, maintenance fees and options for accessing funds, such as checkbooks, debit cards, ATMs, mobile access and our electronic banking platform.

•	Savings deposits: we offer savings deposits with different interest rates, maintenance fees, options for accessing funds such as debit cards, ATMs, mobile access and our electronic banking platform and additional benefits such as life insurance policies, the opportunity to win cash and non-cash prizes, and access to special discounts according to the account balance among other things.

•	Term deposits: we offer competitive fixed rates during the investment period, which usually ranges from 90 to 365 days. The client receives a certificate of deposit that can also be used as collateral for a short-term loan.

•	Long-term investment funds: designed for retail clients who wish to save in the long term for a specific purpose or who wish to establish a retirement fund. This product offers attractive interest rates and interest is capitalized on a monthly basis to enhance returns.

Our retail deposit CAGR for the period between April 1, 2012 and September 30, 2015 was 2.9%.

Other Products and Services

•	Debit cards and electronic wallet cards: we offer our retail clients cards that can be used to withdraw local currency or U.S. dollars from ATMs.

•	Prepaid cards: we offer our retail clients VISA-brand prepaid cards.

•	Loyalty program: we offer our retail clients a loyalty program with special discounts at affiliated retailers and allow them to accumulate reward points that can later be exchanged for services and merchandise.

•	Foreign exchange and wire transfers: we offer a variety of services to facilitate our retail clients’ international activities, including fund transfers and foreign exchange services.

•	Fiduciary services: we offer fiduciary services to our retail customer base, mostly related to wealth management and escrow services.

•	Family remittance services: our banking subsidiaries have established alliances with some of the most recognized money transmitters in the industry, such as Western Union, Money Gram, RIA, Bancomer Transfer Services, Intermex, Transfast, Sigue, Viaméricas, Reymesa, Wells Fargo, Vigo, Dolex, among others. These alliances have helped us become an important player in the family remittances industry in Guatemala and Honduras.

During the six-month period ended September 30, 2015, Banco Industrial processed more than US$823.0 million in family remittances in Guatemala, which represented a market share of 25.7% according to the GSB, and Banpaís processed more than US$142.3 million in family remittances in Honduras, which represented a 7.4% market share according to the CNBS.

During the year ended March 31, 2015, Banco Industrial processed more than US$1,317.1 million in family remittances in Guatemala, which represented a market share of 23.1% according to the GSB, and Banpaís processed more than US$335.2 million in family remittances in Honduras, which represented a 9.4% market share according to the CNBS.

Some innovative family remittance products we have launched include:

•	EnGuate is a program which allows the beneficiaries of remittances to receive funds directly into their Banco Industrial account.

•	Mi Casa en Guate is a mortgage loan for retail clients that live in the United States that send family remittances to Guatemala through Banco Industrial to purchase property in Guatemala. Banco Industrial provides clients living abroad access to residential projects in Guatemala through consulting and financial services.

•	Credi-Remesa is a loan granted to a beneficiary of a family remittance who has established a transaction history with us.

Treasury Segment

Overview

Our treasury segment focuses on managing our funding, excess liquidity and our investment in securities. The treasury activities are performed by different operational areas such as: our brokerage company, our international division, our foreign exchange desk and our operations division.

For the six-month period ended September 30, 2015, our treasury segment generated US$18.0 million of our profit before tax, representing 14.4% of our total profit before tax for that same period. For the six-month period ended September 30, 2015, our treasury segment in Guatemala and El Salvador generated US$18.7 million and US$0.2 million of our profit before tax, respectively, representing 15.0% and 0.2% of our total profit before tax, respectively. Our treasury operations in Honduras generated a loss of US$972.0 thousand during the period, mainly due to higher interest expenses related to the funding managed by our treasury unit in Honduras.

For the year ended March 31, 2015, our treasury segment generated US$59.4 million of our profit before tax, representing 27.1% of our total profit before tax for that same period. For the year ended March 31, 2015, our treasury segment in Guatemala, Honduras, and El Salvador, generated US$52.3 million, US$5.9 million, and US$1.3 million of our profit before tax, respectively, representing 23.8%, 2.7%, and 0.6% of our total profit before tax, respectively.

Our treasury activities provide the framework for the allocation of funds to loans and investments, seeking profitable investment opportunities in local and international markets that are aligned with our risk appetite and our prudent and conservative risk approach. Our treasury is constantly monitoring our lending pipeline and future allocation of funds to establish our total funding requirements and prospect for the best funding options based on the most efficient conditions in terms of rate and tenor. Our treasury segment also manages any surplus or deficit in funding obtained by our commercial and retail banking segments, which is allocated by our treasury segment to ensure that each of our banking segments will be capable of covering its funding records for its lending activities. Treasury has direct communication with our risk management and business areas to match our clients’ needs with our regulatory and risk requirements.

The following chart provides an explanation of the funding allocation process through our treasury segment:

Our treasury operations are guided by corporate administration policies that include the following, subject to management discretion and changes in policies by the board of directors:

•	net loan portfolio should represent between 50% to 60% of total assets;

•	investment securities should represent between 20% to 30% of total assets;

•	liquid assets should represent between 20% to 30% of total deposits;

•	investment securities should be in fixed-income securities, mainly in sovereign debt of Central American countries;

•	the investment security portfolio should be composed of highly liquid securities;

•	no investment securities for trading purposes;

•	investments primarily in debt securities;

•	total deposits should represent at least 60% of total funding of our treasury operations; and

•	credit lines should represent a maximum of 25% of the total funding of our treasury operations.

Investment Securities

As part of our treasury operations, we have investments in different financial instruments such as sovereign bonds secured by the governments of Guatemala, El Salvador, Honduras and Costa Rica; term deposits secured by private financial institutions; corporate secured bonds and certified bonds (Certificado Representativo de Bonos del Tesoro de la República de Guatemala, or certi-bonos), which are fixed-rate securities issued by the Guatemalan Central Bank in local and foreign currencies. As of September 30, 2015, we had US$3,320.6 million in investment securities, an increase of US$108.4 million, or 3.4%, compared to March 31, 2015.

The following table shows the distribution of our investment portfolio as of September 30, 2015.

Description	US$ Million	%
Short term (< 1 year)	496.4	15.0%
Long term (> 1 year)	2,824.1	85.0%

Total	3,320.6	100.0%

Local currency	2,313.4	69.7%
Foreign currency	1,007.2	30.3%

Total	3,320.6	100.0%

Sovereign	3,157.9	95.1%
Private	162.7	4.9%

Total	3,320.6	100.0%

Funding

Our treasury fundraising activities include borrowings from banks and issuances of debt securities, including subordinated debt, in the local and international capital markets.

In order to avoid reliance on a single source of funds and to expand our medium and long-term funding mix, we have established the following strategy:

•	diversify our international banking relationships by increasing the number of financial institutions that provide us lines of credit;

•	access the international capital markets, through international debt issuances; and

•	funding through programs offered by governments and multilateral organizations.

For more information on our funding activities see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding.”

Insurance Segment

Overview

Our insurance segment focuses on providing a variety of insurance products and services, and a variety of surety and bonds for retail and commercial clients in Guatemala and Honduras. Our principal business lines include life, health and casualty insurance.

Our insurance segment is organized into two business units, commercial and retail, with specialized personnel and processes aimed at meeting the needs of the different clients they serve. Our commercial business unit sells our insurance products to our commercial banking clients and their employees. Our retail business unit targets individual clients through a diverse distribution network that includes a variety of marketing channels such as insurance agents, bancassurance operations and direct marketing strategies to promote the sale of individual policies, mainly life, health and casualty insurance.

The international insurance needs of our Guatemalan clients are covered in Central America and other regions through fronting partners who issue local policies and charge premiums in host countries that are subsequently assigned to Seguros El Roble in Guatemala or are insured on a non-admitted basis from Guatemala by policies issued in Guatemala to cover risks outside the country. These are policies referred by international insurance companies to protect international clients with local businesses. We issue a local policy that covers the interest of the insured under the global policy of the international client.

For the six-month period ended September 30, 2015, the insurance segment generated US$8.7 million of our profit before tax, representing 6.9% of our total profit before tax for the period. For the period, our insurance operations in Guatemala and Honduras generated US$7.6 million and US$1.1 million in profit before tax, representing 6.1% and 0.9% of our total profit before tax, respectively.

For the year ended March 31, 2015, the insurance segment generated US$24.3 million of our profit before tax, representing 11.1% of our total profit before tax for the period. For the period, our insurance operations in Guatemala and Honduras generated US$19.8 million and US$4.5 million in profit before tax, representing 9.0% and 2.1% of our total profit before tax, respectively.

For the six-month period ended September 30, 2015, gross premiums written totaled US$107.4 million, representing a 0.3% decrease over the corresponding period of 2014. For the year ended March 31, 2015, our gross premiums written were US$207.0 million. Our gross premiums written grew 15.5% for the year ended March 31, 2014 and grew 9.7% for the year ended March 31, 2015. Our insurance operations in Guatemala through Seguros El Roble (including Fianzas El Roble) had gross premiums written annual growth of 14.7% for the year ended March 31, 2014 and grew 8.0% for the year ended March 31, 2015. Our gross premiums written in Honduras grew 20.6% for the year ended March 31, 2014 and grew 19.5% for the year ended March 31, 2015. Gross premiums written for our insurance segment have consistently grown at a rate that exceeds the average market growth rate for the markets in which we operate. Seguros El Roble’s gross premiums written (including Fianzas El Roble) achieved a CAGR of 10.0% for the five-year period ended March 31, 2015, compared to a CAGR of 9.7% of the industry for the period, in Guatemalan GAAP, according to the GSB. Seguros del País’s gross premiums written achieved a CAGR of 22.6% for the five-year period ended March 31, 2015, compared to a CAGR of 9.2% of the industry for the period, in Honduran GAAP, according to the CNBS.

According to information provided by the GSB, Seguros El Roble (including Fianzas El Roble) ranked first in gross premiums written in Guatemala with a market share of 26.1%, for the six-month period ended September 30, 2015, and first in gross premiums written in Guatemala with a market share of 24.8%, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked fourth in gross premiums written in Honduras with a market share of 10.3%, for the six-month period ended September 30, 2015, and fourth in gross premiums written in Honduras with a market share of 8.2%, for the year ended March 31, 2015.

Business Lines and Main Products

Life Insurance

We entered into the life insurance business line in 1986. Our life insurance gross premiums written grew 20.4% for the year ended March 31, 2015 and 27.2% for the year ended March 31, 2014.

The growth in our insurance business has been the result of creative product development and a combination of efforts through various commercial channels. Our focus has been to sell life insurance through our banking subsidiaries’ branches and by means of a cross-selling strategy between our banking products and our insurance business lines, for example, savings accounts that include free life insurance coverage for the account holder or mortgage loans that include life insurance coverage for the debtor, which benefits our insurance business by providing the client with exposure to our insurance business and establishing a client profile. The use of our own distribution network and sales force allows for more competitive pricing and better customer service for our clients.

For the six-month period ended September 30, 2015, life insurance gross premiums written totaled US$17.4 million, representing a 5.4% decrease over the corresponding period of 2014, and representing 16.2% of our total gross premiums written for the corresponding period. For the year ended March 31, 2015, life insurance gross premiums written totaled US$40.1 million, representing 19.4% of our total gross premiums written for the period.

According to information provided by the GSB, Seguros El Roble ranked second in the Guatemalan life insurance market as measured by gross premiums written, corresponding to a market share of 17.2 % within this insurance line, for the six-month period ended September 30, 2015, and second in the Guatemalan life insurance market as measured by gross premiums written, corresponding to a market share of 18.2%, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked seventh in the Honduran life insurance market as measured by gross premiums written, corresponding to a market share of 5.2% within this insurance line, for the six-month period ended September 30, 2015, and ranked seventh in the Honduran life insurance market as measured by gross premiums written, corresponding to a market share of 5.5% within this insurance line, for the year ended March 31, 2015.

•	Individual Life Insurance: life insurance policies are designed to provide for the payment of an indemnity to policyholders or their beneficiaries in the event of the policyholder’s death, accident or disability. Our individual life insurance products offer a risk and savings scheme that make them suitable to cover death, accidental death, critical illness and total and permanent disability risks, as well as future educational and additional retirement funding. For the six-month period ended September 30, 2015, individual life insurance gross premiums written totaled US$657.8 thousand, representing 0.6% of our total life gross premiums written for the period. For the year ended March 31, 2015, individual life insurance gross premiums written totaled US$1.3 million, representing 0.6% of our total life gross premiums written for the period.

•	Group Life Insurance: group insurance policies provide the same benefits and coverage as our individual life insurance policies and are designed to be purchased by our commercial clients who offer this benefit to their employees and by certain family groups. For the six-month period ended September 30, 2015, group life insurance gross premiums written totaled US$16.7 million, representing 15.5% of our total life gross premiums written for the period. For the year ended March 31, 2015, group life insurance gross premiums written totaled US$38.8 million, representing 22.2% of our total life gross premiums written for the period.

Health Insurance

Health insurance policies help protect against the potential impact of medical expenses due to illness and allow an insured individual to make monthly premium payments to ensure coverage in the event of serious illness. The basic health insurance coverage includes medical expenses, medicines, lab tests, hospitalization, injuries from accidents, disability and dismemberment. As of September 30, 2015, we had health insurance policies covering more than 161,600 insured individuals.

For the six-month period ended September 30, 2015, health insurance gross premiums written totaled US$29.3 million, representing a 23.0% increase over the corresponding period of 2014, and representing 27.3% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2015, health insurance gross premiums written totaled US$55.3 million, representing a 29.1% increase over the corresponding period of 2014, and representing 26.7% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan health insurance market as measured by gross premiums written, corresponding to a market share of 33.3% within this insurance line, for the six-month period ended September 30, 2015, and ranked first in the Guatemalan health insurance market as measured by gross premiums written, corresponding to a market share of 26.0%, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked sixth in the Honduran health insurance market as measured by gross premiums written, corresponding to a market share of 6.9% within this insurance line, for the six-month period ended September 30, 2015, and ranked sixth in the Honduran health insurance market as measured by gross premiums written, corresponding to a market share of 8.0% within this insurance line, for the year ended March 31, 2015.

Through our insurance subsidiaries we provide various health insurance products with variable levels of coverage, which are designed to meet the needs of a diverse client base, including comprehensive medical insurance, insurance through affiliated health providers, family health insurance, and travel health insurance.

Casualty Insurance

Through our casualty insurance business line, we offer insurance products and services to cover fire and catastrophic risk (earthquakes, flooding and other natural disasters), as well as automobile and cargo insurance needs, among others.

For the six-month period ended September 30, 2015, casualty insurance gross premiums written totaled US$58.9 million, representing a 7.9% decrease over the corresponding period of 2014, and representing 54.9% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2015, casualty insurance gross premiums written totaled US$108.7 million, representing a 0.9% decrease over the corresponding period of 2014, and representing 52.5% of our total gross premiums written for the period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan casualty insurance business line as measured by gross premiums written, corresponding to a market share of 31.0% within this insurance line, for the six-month period ended September 30, 2015, and ranked first in the Guatemalan casualty insurance business line as measured by gross premiums written, corresponding to a market share of 30.6% within this insurance line, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked third in the Honduran casualty insurance market as measured by gross premiums written, corresponding to a market share of 14.2% within this insurance line, for the six-month period ended September 30, 2015, and ranked fourth in the Honduran casualty insurance market as measured by gross premiums written, corresponding to a market share of 12.1% within this insurance line, for the year ended March 31, 2015.

Fire and Catastrophic Risk

Fire and catastrophic risk insurance protects businesses and residences against natural disasters such as earthquakes, floods and hurricanes, and against man-made disasters such as terrorist attacks. These low-probability, high-cost events are generally excluded from standard hazard insurance policies, and so catastrophe insurance is required.

Premiums for fire and catastrophic risk insurance reflect different factors, including location, construction materials and use of the insured assets. We collaborate with clients to reduce vulnerability to certain risks, through our engineering department.

Seguros El Roble’s engineering department was the first in Central America to use thermal imaging analysis to aid in underwriting large risks, especially in industries such as large industrial clients, sugar mills and power generation, allowing the company to become a market leader in these insurance business lines.

For the six-month period ended September 30, 2015, fire and catastrophic risk insurance gross premiums written totaled US$27.0 million, representing 45.8% of our total casualty insurance gross premiums written for the period and representing 25.2% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2015, fire and catastrophic risk insurance gross premiums written totaled US$37.9 million, representing 18.3% of our total casualty insurance gross premiums written for the period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan insurance system with respect to fire and catastrophic risk insurance, as measured by gross premiums written, with a market share of 35.1% within this insurance line, for the six-month period ended September 30, 2015, and ranked first in the Guatemalan insurance system with respect to fire and catastrophic risk insurance, as measured by gross premiums written, with a market share of 34.5% within this insurance line, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked second in the Honduran insurance system with respect to fire and catastrophic insurance, as measured by gross premiums written, with a market share of 20.0% within this insurance line, for the six-month period ended September 30, 2015, and ranked second in the Honduran insurance system with respect to fire and catastrophic insurance, as measured by gross premiums written, with a market share of 15.8%, for the year ended March 31, 2015.

Automobile

We provide a range of automobile insurance products for both individual and commercial clients. Our auto insurance policies provide comprehensive coverage for losses resulting from theft of insured vehicles, physical damage to the insured vehicle, third-party liability resulting from the use of the insured vehicle, and road-side assistance. Our automobile insurance policies generally have a one-year term and are paid up-front or in monthly installments. The pricing on our policies depends on factors such as age, gender, and driving history of the driver; geographical usage of the car; characteristics of the car such as brand, type and model; and availability of an enclosed parking space. Deductibles on our policies depend on the total value insured under the policy and the historical usage under the policy. As of September 30, 2015, our number of insured vehicles reached more than 128,740 vehicles, with more than 118,700 vehicles insured in Guatemala and more than 10,040 vehicles insured in Honduras.

For the six-month period ended September 30, 2015, automobile insurance written premiums totaled US$28.2 million, representing a 11.3% decrease over the corresponding period of 2014. For the six-month period ended September 30, 2015, automobile insurance policies represented 47.9% of our total net casualty insurance premiums written for the period and 26.3% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2015, automobile insurance written premiums totaled US$63.5 million, representing a 27.7% increase over the corresponding period of 2014. For the year ended March 31, 2015, automobile insurance policies represented 58.4% of our total net casualty insurance premiums written for the period and 30.7% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked first in the Guatemalan automobile insurance market as measured by gross premiums written, corresponding to a market share of 36.4% within this insurance line, for the six-month period ended September 30, 2015, and ranked first in the Guatemalan automobile insurance market as measured by gross premiums written, corresponding to a market share of 34.2% within this insurance line, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked fifth in the Honduran automobile insurance market as measured by gross premiums written, corresponding to a market share of 6.2% within this insurance line, for the six-month period ended September 30, 2015, and ranked fifth in the Honduran automobile insurance market as measured by gross premiums written, corresponding to a market share of 7.0% within this insurance line, for the year ended March 31, 2015.

Cargo

Cargo insurance can be acquired by any individual or company to cover merchandise transported by air, water or land at every phase of the chain of transportation (loading, transit or consignment). Our cargo insurance only provides coverage when the merchandise is in transit and not when the merchandise is in warehouses. The premium for our cargo insurance depends on the type of merchandise, its value, origin and destination, type of transportation, safety measures and packaging. The policies usually cover one-year terms and establish geographical limits and loss level limits in relation to annual estimates of transported values.

For the six-month period ended September 30, 2105, our cargo insurance written premiums totaled US$3.7 million, representing a 7.1% decrease over the corresponding period of 2014. For the six-month period ended September 30, 2015, our cargo insurance policies represented 6.3% of our total net casualty insurance premiums written for the period and 3.5% of our total gross premiums written for the corresponding period.

For the year ended March 31, 2015, our cargo insurance written premiums totaled US$7.4 million, representing a 5.7% increase over the corresponding period of 2014. For the year ended March 31, 2015, our cargo insurance policies represented 6.8% of our total net casualty insurance premiums written for the period and 3.6% of our total gross premiums written for the corresponding period.

According to information provided by the GSB, Seguros El Roble ranked second in the Guatemalan insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 25.4% within this insurance line, for the six-month period ended September 30, 2015, and ranked second in the Guatemalan insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 22.5%, for the year ended March 31, 2015.

According to information provided by the CNBS, Seguros del País ranked fourth in the Honduran insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 10.4%, for the six-month period ended September 30, 2015, and ranked fourth in the Honduran insurance system with respect to cargo insurance, as measured by gross premiums written, with a market share of 9.5% within this insurance line, for the year ended March 31, 2015.

Surety Bonds

We offer conventional private surety bonds through our subsidiary Fianzas El Roble in Guatemala, which was founded in 1982.

For the six-month period ended September 30, 2015, surety bond gross premiums written totaled US$1.8 million. For the six-month period ended September 30, 2015, surety bond gross premiums written represented 1.6% of our total gross premiums written for the period.

For the year ended March 31, 2015, surety bond gross premiums written totaled US$2.9 million. For the year ended March 31, 2015, surety bond gross premiums written represented 1.4% of our total gross premiums written for the period.

For the six-month period ended September 30, 2015, Fianzas El Roble ranked third in the Guatemalan surety bonds market as measured by gross premiums written, corresponding to a market share of 16.7% according to information provided by the GSB. For the year ended March 31, 2015, Fianzas El Roble ranked third in the Guatemalan surety bonds market as measured by gross premiums written, corresponding to a market share of 10.4% according to information provided by the GSB.

Reinsurance

Our insurance subsidiaries transfer a majority of the risk of our insurance business to reinsurers in order to limit the potential for losses arising from certain exposures. Our insurance subsidiaries had ceded 51.5%, 47.5% and 40.7% of our risk to reinsurers as of September 30, 2015, March 31, 2015 and March 31, 2014, respectively.

We maintain a reinsurance scheme which has been structured to ensure sustained and balanced growth while mitigating the risk of our portfolio. Our reinsurance scheme is supported by leading reinsurance companies worldwide, such as Munchener Ru, Swiss Re, Hannover Re, Transatlantic Re, with whom we have maintained strong and long term business relationships.

The following table shows the ratings of our main reinsurance alliances.

Reinsurance	Rating Agency	Rating
Transatlantic	A.M. Best	A
Munchener Ru	S&P	AA-
Hannover Re	A.M. Best	A+
Swiss Re	A.M. Best	A+

Support Companies and Other Companies

Support service companies and other companies include insurance brokers, hospitals, family remittance services, a leasing company, electronic invoicing, and other small businesses that support our operations, such as, legal services, investment and real estate management, accounting services and IT consulting. As of September 30, 2015, these companies represented 7.2% of our total assets.

•	Mercado de Transacciones: is a securities brokerage firm and one of the founders of the Guatemalan Stock Exchange. Mercado de Transacciones is the second-largest securities brokerage firm in Guatemala in terms of volume of operations, having processed US$34,942.8 million and US$20,081.4 million in transactions, during the year ended March 31, 2015 and the six-month period ended September 30, 2015, respectively, which represented a market share of 29.7% and 25.4% according to information provided by the Guatemalan Stock Exchange.

•	Almacenes Generales and Almacenadora Integrada: are two warehouse companies that manage, store and administer tax payments for our commercial clients’ imports. In some cases, such merchandise also serves as collateral for loans provided by our commercial banking segment.

•	Insurance brokers: Agencia de Seguros y Fianza, Contratos de Seguros y Fianzas, S.A., Caribbean Corporation S.A., Inversiones y Servicios, S.A. and Agencia de Seguros y Fianzas Innovadores, S.A. and La Interamericana de Ajustes, S.A are companies that act as insurance brokers for our insurance policies as well for third parties.

•	Hospitals: we offer individual health insurance and a range of corporate group healthcare policies including international coverage. We consider health insurance a strategic business line in terms of premium growth and future profitability based on the low penetration of health services and products in the market. In September 2014, we acquired Sermesa, one of the largest hospital groups in Guatemala formerly known as Grupo Medax, which was established in 1996. We currently operate five hospitals in the country and are in the process of developing another hospital in Quetzaltenango, the second-largest city in Guatemala. As of September 30, 2015, our hospitals have a capacity of approximately 237 beds and provide the following services: intensive care units, operating rooms, emergency services, laboratory tests, ambulance services and a blood bank. Our hospitals cover many medical specialties, including cardiology, general and plastic surgery, obstetrics and gynecology, pneumology, neurology, pediatrics, radiology and endocrinology, among others. We believe the vertical integration of our health insurance business unit with medical services gives us a competitive advantage in the market, allowing us to capitalize on the strong growth in demand for medical services.

•	Family remittance services: we have ten money transfer offices in the United States located across California, New Jersey and Illinois, called Banindustrial, which facilitate the transfer of remittances from the United States. We processed more than 206,000 transactions during the year ended March 31, 2015 and have processed more than 108,000 transactions during the six-month period ended September 30, 2015.

•	Leasing: Leasing Solution S.A. provides financial and operational leasing, lease-back and property leasing for the acquisition of furniture and equipment, vehicles, or real estate. We provide these services to our commercial clients.

•	Guatefacturas S.A: this company provides electronic invoicing service for our commercial clients. Currently, through this service we offer our commercial clients invoices sent via e-mail and invoices posted online on the company’s website. This service aids the strategy of providing commercial clients better and more efficient ways of carrying out their business and strengthens client loyalty.

•	Legal services: Serjursa S.A. provides legal services to individual and commercial clients.

•	IT consulting: Corporación T, S.A., Corporación T Honduras, S.A., and Corporación T, S.A. de C.V. acquire, develop, sell, install, maintain, configure and provide support services for computer services, telecommunications and related fields, including data transfer, phone communication, wireless connections, the use of radio frequencies and other telecommunication needs.

•	Data processing: Datacentro, S.A. is a company that provides services for data processing, electronic equipment management, collection management, accounting and promotion management.

•	Accounting companies: Sistécnica S.A. provides accounting services to our subsidiaries.

•	Real estate companies: their main activity is the construction, promotion, marketing and sale of real estate, as well as providing management and maintenance services for real estate.

Banking Distribution Channels

Overview

We have a multi-channel distribution network composed by the banking infrastructure developed by our subsidiaries in Guatemala, Honduras and El Salvador. As of September 30, 2015, we had more than 5,620 points of service, through which we provide services and products to our more than 1.8 million clients.

Our distribution channels are divided into traditional and electronic channels. The following table presents the distribution channels available by country in which we operate.

	Guatemala	Honduras	El Salvador
Traditional Channels
Branches	✓	✓	✓
Mini-branches	✓	✓
ATMs	✓	✓	✓
Correspondent Agents	✓
Call Center	✓	✓	✓
Electronic Channels
Electronic Banking
• Commercial	✓	✓	✓
• Retail	✓	✓	✓
• Automated Clearing House (ACH)	✓	✓	✓
Mobile Banking	✓	✓
Social Networks	✓	✓

The following table shows the estimated number of transactions for each of our main distribution channels, during the six-month period ended September 30, 2015.

	Guatemala	Honduras	El Salvador	Total
Branches	28,557,980	15,174,700	819,155	44,551,835
Correspondent Agents	3,407,170	N/A	N/A	3,407,170
ATMs	28,865,000	5,782,575	63,600	34,711,175
Electronic	37,293,175	6,204,550	69,410	43,567,135

The following table shows the estimated number of transactions for each of our main distribution channels, during the year ended March 31, 2015.

	Guatemala	Honduras	El Salvador	Total
Branches	56,059,230	30,145,272	1,207,123	91,181,500
Correspondent Agents	6,199,265	N/A	N/A	6,199,265
ATMs	58,518,000	8,685,442	80,619	67,284,055
Electronic	67,001,344	10,675,869	125,539	77,802,740

Traditional Distribution Channels in Guatemala

Banco Industrial has one of the largest distribution networks in Guatemala. Our strategy contemplates expanding our network mainly in rural areas of the country, through correspondent agents. As of September 30, 2015, according to information from the GSB, we had 5,295 points of service in Guatemala, including branches, minibranches, correspondent agents, and access to 3,519 ATMs (including 2,606 from third-party networks), located in all of Guatemala’s 22 departments and across 337 cities and towns. The following table shows the growth in the number of Banco Industrial’s points of service in Guatemala.

	As of September 30,	As of March 31,
	2015	2015	2014	2013
Branches	501	485	464	407
Correspondent Agents	1,275	1,174	1,051	745
ATMs	913	893	831	811
Total	2,689	2,552	2,346	1,963

Branches and Minibranches

We define branches as points of service with four tellers or more and in which a full range of services are offered, such as ability to open a new account, make deposits, and obtain insurance, loans, credit cards, pension funds, international services and bill payments, among other products and services. We define minibranches as points of service with three tellers or fewer that only offer transactional banking services such as cashing of checks, receipt of deposits and withdrawals.

As of September 30, 2015 we had a total of 501 branches, including 321 minibranches, of which 308 were located in Guatemala City and 193 in rural areas of the country. Through its branch network, Banco Industrial processed over 28.5 million transactions and opened more than 138,570 new accounts during the six-month period ended September 30, 2015. For the year ended March 31, 2015, Banco Industrial processed over 56.0 million transactions and opened more than 248.250 new accounts during the year ended March 31, 2015, compared to approximately 54.7 million transactions and 207,730 new accounts opened during the year ended March 31, 2014.

ATMs

Our ATMs are usually placed in high-traffic areas including gas stations, office buildings, supermarkets, and shopping malls. Banco Industrial installed 23 and 65 new ATMs during the six-month period ended September 30, 2015 and the year ended March 31, 2015, respectively, bringing our total number of proprietary ATMs in Guatemala to 913. In addition, there are other ATM networks in Guatemala and through strategic alliances with these third-party networks, Banco Industrial can provide its clients access to 2,606 additional ATMs throughout Guatemala.

Super Cajeros Bi are Banco Industrial’s cash deposit ATMs. Banco Industrial is the first bank in Guatemala to include cash deposit ATMs into its ATM network. As of September 30, 2015, we had 43 Super Cajeros Bi located in strategic points in Guatemala City.

Correspondent Agents

As part of our effort to reach the unbanked Guatemalan population and gain access to clients where we do not have a branch or minibranch, we have alliances with correspondent agents (third-party points of service) that are well-established businesses—recognized in the communities where they are located. Some of the alliances we have include Wal-Mart stores, our primary alliance, and many credit unions in Guatemala, such as Coosajo, Guadalupana, Colua, Tonantel, among others. We provide them with hardware equipped with communication technology for the completion of different types of transactions, such as check payments, prepaid card issuance, family remittance payments, and deposits. As of September 30, 2015, Banco Industrial had 1,275 correspondent agents.

BI Premium Service Centers

Banco Industrial offers its private banking clients exclusive service centers in some of our strategically-located branches, where they are able to perform banking transactions and receive financial advice from specialized customer service agents. These centers are equipped with top-of-the-line technology systems in a comfortable and safe environment.

Call Center

Banco Industrial consolidates all client contact in one customer service contact center. It aims to answer all of its clients’ questions regarding its products and services through specialized customer service agents with state-of-the-art communication and database technologies. Banco Industrial clients can reach the contact center by phone, e-mail or chat. The call center had 398 work stations with 528 and 549 agents during the year ended March 31, 2015 and the six-month period ended September 30, 2015, respectively, having processed more than 12.7 and 6.4 million transactions during the year ended March 31, 2015 and the six-month period ended September 30, 2015, respectively, including inbound and outbound calls, chat messages, email messages, among others.

BI-Consulta
Banco Industrial offers its clients telephone banking services 24 hours a day, seven days a week. Through telephone banking, clients can obtain account information, make credit card payments, transfer money between accounts, pay their utility and other bills, pay school and college tuition and add credit to their cell phone accounts.

Telephone banking also allows clients to receive faxes or text messages whenever transactions are posted to their accounts. Banco Industrial has a state-of-the-art call center. In the event that a debit or credit card is lost or stolen, clients can block the use of their lost or stolen cards through this service.

Traditional Distribution Channels in Honduras

Banpaís has a wide distribution network in Honduras and intends to continue to expand throughout the country. As of September 30, 2015, according to information from the CNBS, Banpaís had 315 points of service located in 14 of Honduras’s 18 departments and across 33 cities and towns. Banpaís serves its clients through a network of 159 branches, 13 of which are drive-thru branches, 80 minibranches, 156 proprietary ATMs and over 1,000 third-party ATMs. Through its branch network, during the six-month period ended September 30, 2015 and the year ended March 31, 2015, Banpaís processed over 15.1 million and 38.8 million transactions and opened more than 84,160 and 90,500 new accounts, respectively.

Traditional Distribution Channels in El Salvador

BI El Salvador is expanding its distribution network throughout the country. As of September 30, 2015, BI El Salvador had 26 points of service located in the main departments of El Salvador, serving our clients through a network of eight branches of which three are drive-thru branches, and 18 proprietary ATMs.

There are other ATM networks in El Salvador and through strategic alliances with these third-party networks, BI El Salvador can provide its clients access to more than 1,100 additional ATMs throughout El Salvador.

Through its branch network, during the six-month period ended September 30, 2015 and the year ended March 31, 2015, BI El Salvador processed over 819,000 and 1.2 million transactions and opened more than 2,850 and 5,485 new accounts, compared to over 592,000 transactions and 3,627 accounts opened during the year ended March 31, 2014.

Electronic Distribution Channels

We provide our commercial and retail clients with a variety of electronic channels to allow them to carry out different types of transactions. Our emphasis on electronic distribution channels has helped increase client access to services and improved efficiency.

Our main electronic channels for retail clients are:

•	Online banking (Bi en línea in Guatemala and El Salvador and Banpaís x internet in Honduras): through this service we give our clients access to a broad range of information and services, including up-to-date information on account balances, credit card and loan balances, fund transfers, fund transfers to third parties, international wire transfers, loan and credit card payments, as well as utilities bill payments, and other services. We prioritize security features in our services, and based on this, we provide security tokens that add security for our customer’s transactions.

•	As of September 30, 2015 we had more than 396,000 online banking users in Guatemala, more than 9,830 online banking users in Honduras and more than 5,795 online banking users in El Salvador.

•	Mobile Banking (BiMóvil in Guatemala and El Salvador and BP Móvil in Honduras): this service allows our clients to access products and services through the convenience of cellular phones and uses text messages in real time to provide clients access to their accounts. Clients can make transfers, payments, account locking and receive notifications of operations performed in their accounts (debits and credits on demand deposits and savings accounts, credit cards, etc.).

•	As of September 30, 2015 we had 349,495 mobile banking users in Guatemala, more than 136,050 mobile banking users in Honduras and more than 6,515 mobile banking users in El Salvador.

Our main electronic channels for commercial clients are:

•	Online banking (Bi-B@nking in Guatemala and El Salvador and Banpaís x internet in Honduras): We provide our commercial clients with complete solution to carry out online banking operations in a quick, friendly and secure manner that uses access codes and pre-determined levels of authorization. Among the services provided through this tool are account balances, loan balances, fund transfers, international wire transfers, payroll, supplier and tax payments and foreign exchange transactions. We provide security tokens that add security for our customer’s transactions. Another security feature allows our commercial clients to send our mainframe all the information of the checks they issue and approve for payment, reducing document alteration risks and gaining more control.

–	Another important tool we provide through our online banking service allows our commercial clients to pay taxes and import duties. In the case of Banco Industrial in Guatemala, during the six-month period ended September 30, 2015, Banco Industrial in Guatemala processed more than Q.11.4 billion (US$1.5 billion) in tax and import duty payments, which represented 44.1% of the total taxes collected by the Guatemalan government. During the year ended March 31, 2015, we processed more than Q.22.4 billion (US$3.0 billion) in tax and import duty payments, which represented 43.9% of the total taxes collected by the Guatemalan government.

–	As of September 30, 2015, we had more than 41,300 online commercial banking users in Guatemala, more than 3,960 online commercial banking users in Honduras and 665 online commercial banking users in El Salvador.

•	Conexión Regional: a technological platform that integrates the operations between our banking subsidiaries in Guatemala, Honduras and El Salvador. This system was designed to facilitate the cash management and treasury transactions of our clients that have regional operations. It allows them to centralize the information of their accounts in different countries and to make transfers between these accounts.

Social Networks

With the goal of improving and facilitating communication with our clients, we have been an active participant on Facebook and Twitter, which has enabled us to have a more interactive relationship with our clients and further increase brand loyalty.

Insurance Sales Channels

Our insurance segment’s distribution channels are divided into traditional and non-traditional channels. In our traditional channels we include our own sales force and brokers and in the non-traditional channels we include our banking branches, telemarketing efforts and strategic alliances.

Traditional Channels

•	Sales Force: we market our insurance products and services through a professional team of sales representatives composed of sales executives with experience in this field and specialized in different types of insurances. Our sales force prioritizes customer service. We believe they give us a competitive advantage as a result of the continued internal and external training they receive on sales techniques and assessing customer needs.

–	As of September 30, 2015 we had 146 sales executives in Seguros El Roble and 13 sales executives in Seguros del País.

•

Brokers: brokers act as intermediaries between individuals or commercial businesses and our insurance subsidiaries. Their knowledge of risks and the insurance market allows them to find and arrange suitable insurance policies and coverage levels. We work with a select group of brokers who are chosen for their professionalism and the diversity of the business lines they cover. As of September 30, 2015, we work with 516 independent brokers, with 389 in Guatemala and 127 in Honduras.

Non-Traditional Channels

•	Bank branches: we have a multi-channel distribution network composed of the banking infrastructure developed by our subsidiaries in Guatemala and Honduras.

•	Telemarketing: our banking subsidiaries share their database of clients with our insurance subsidiaries, which allows us to reach clients through telemarketing calls and offer them products that may be of their interest. Through this channel we offer simple and low cost products, targeted to middle-class individuals and families.

•	Strategic alliances: we continually seek opportunities to work with strategic partners to reach a large number of clients, allowing us to offer our insurance product portfolio through several points of sales. Some of our strategic alliances include:

•	Car dealers: we work with automobile distributors that sell major car brands such as Toyota, Mazda, Mitsubishi, KIA, Honda, Suzuki, Hyundai and BMW and have sales executives working on their premises who offer our automobile insurance and financing products.

•	Grupo Elektra: a specialty retailer in Latin America with points of service in Guatemala, allows us to reach a lower socioeconomic segment because Elektra stores are usually located in more rural areas. Grupo Elektra allows us to provide insurance products for the household appliances they sell.

Organizational Structure and Employees

Organizational Structure

Our operations are organized into six divisions to better focus on our business segments and to manage each of our subsidiaries in an efficient manner. All of the divisions report to our CEO, who also oversees three additional non-operating divisions: risk management, compliance and human resources.

The following chart illustrates our organizational structure:

Our commercial banking division focuses on providing a full range of commercial banking products and services to corporate and SME clients in target industries. The commercial banking division is also responsible for the operation of our subsidiaries that provide services to small, medium and large companies, such as Mercado de Transacciones, Almacenes Generales and Almacenadora Integrada.

Our retail banking division focuses on providing a full range of banking products and services to individual clients and microfinance. The retail banking division is also responsible for the operation of our subsidiaries that provide services to retail clients, such as Financiera Industrial and Contecnica.

Our international division focuses on providing a full range of products and services that meet the international banking needs of our clients. The international division is also responsible for all of our international business operations and our expansion outside of Guatemala, including our operations through Banpaís in Honduras and BI El Salvador, our relationships with correspondent financial institutions, multilateral organizations and rating agencies, our family remittance business and our operations through Westrust Bank in the Bahamas.

Our insurance division focuses on providing a full range of insurance products and services to retail and commercial clients and is also responsible for the operation of our subsidiaries that provide services related to the insurance business, including Seguros El Roble, Fianzas El Roble and Seguros del País.

Our finance and operations division is in charge of consolidating our back office activities so as to maximize efficiency and reduce costs. The activities of the operations division are divided into five groups: operations, accounting, budgeting and cost control, purchase management and collections and asset administration.

Our technology division administers one of the most sophisticated information technology systems in the region, which has allowed us to experience significant growth throughout most of our operations. Our strategy has been to maximize our efficiency by implementing high quality information technology solutions while at all times emphasizing stability and security.

Employees

As of September 30, 2015, we had 12,580 employees (10,162 in Guatemala, 2,292 in Honduras and 126 in El Salvador), as compared to 12,211 employees (9,921 in Guatemala, 2,168 in Honduras and 122 in El Salvador) and 10,386 employees (8,076 in Guatemala, 2,202 in Honduras and 108 in El Salvador), as of March 31, 2015 and 2014, respectively. We offer our employees benefits beyond those required by Guatemalan, Honduran and Salvadoran law such as additional severance payment benefits, life and disability insurance, health insurance and dental insurance. Our employees are not unionized, are not a party to any collective bargaining agreement and have never been involved in a strike or work stoppage.

We are focused on attracting, developing and maintaining highly-qualified personnel and believe that a merit-based culture that emphasizes teamwork enables us to maintain a motivated workforce that delivers high quality service. Our approach to promotion and succession focuses on identifying and internally developing the talent needed for the future. We believe in promoting internally, offering growth opportunities within our organization to employees who are academically prepared and have the experience to be able to move into positions of further responsibility and leadership. This enables us to create a strong administrative team with the know-how needed to preserve our work culture.

We also offer training programs at all levels of our organization and we promote a healthy and uplifting working environment for our employees. We follow corporate human resources policies for hiring processes, promotions and training. We developed the specialized leadership program Trascendiendo for more than 30 middle-management positions. During the year ended March 31, 2015, we provided more than 80 training hours during 42 sessions to more than 750 employees. We have made available a library with more than 295 books and educational material and encourage collaborators to use these resources for self-learning objectives. We have a strong corporate culture, values and strategic map and brand identification and promote our corporate culture with the help of our culture specialists in every country and subsidiary.

Other Corporate Information

Technology

We understand the importance of IT in the performance of our subsidiaries, and are aware that we have to be at the cutting edge of technology in order to make management more efficient and to serve our clients effectively. The main focuses of our technology strategy are to guarantee the stability and availability of services to our clients and to develop new tech-driven products and services. We have a permanent annual budget for updates of IT equipment, services, and IT security, and have internal and external audits performed by our internal safety unit, our regulators, and external auditors.

We operate through the IBM mainframe platform which provides high uptime levels of operation, operating leverage and increased flexibility, enabling us to efficiently manage our resources and improve the performance of our businesses. This system consolidates all transactions and the IBM platform runs every core system of our banking services. We implemented some of our systems as a centralized regional solution to take advantage of the economies of scale and to benefit from lower startup costs for each country.

Regulation JM-102-2011 issued by the Guatemalan Monetary Board requires all banking institutions to transfer critical operations to a secondary data center (“Backup Recovery Site” or “BRS”) in case of a contingency. Banco Industrial strengthened its BRS from 2011 to 2014 to allow full coverage of its total banking operations and permanent online replication of information on the BRS to guarantee updated information in case of a contingency. The BRS also supports telecommunications by allowing full access to and from bank branches throughout the country. The BRS is also programmed to support our operations in Honduras and El Salvador and has already tested efficiently in role swaps of the core system with these countries.

To maintain secure and reliable regional communications and to prevent attacks that could result in the denial of services, we have installed our own telecommunications network through microwave signals. Whereas borders and landforms may stop terrestrial communication links, our regional microwave ring provides the means to fluidly transfer information across vast expanses using a three-way connection. In Guatemala, as of September 30, 2015, 19 repetition sites are installed and more than 1,400 service points are connected to our regional ring, including branches and ATMs. As a contingency, we have secondary communication links as an additional measure to guarantee the operation of our branches and subsidiaries.

Even though we are committed to the development of new products and services, we are very focused on the methodology for implementing technology projects. Every new project goes through different stages and evaluations carried out by expert users in testing cycles that assess data aging in order to guarantee system availability. To take advantage of tools, products, services and know-how, all major technology developments and decisions are taken and executed through our technology division based in Guatemala. In addition, each country has its own technology development and support team to address local requirements. We also provide 24/7 channel availability and support.

Corporate and Social Responsibility

We are committed to an ethical business model that strengthens our reputation and image with our clients, personnel, community and shareholders. Therefore, we try to create a positive impact on society while doing business.

We feel responsible towards the communities in which we have operations and strongly believe in the importance of citizen participation in order to build better countries. In 1984, we launched our Permanent Civic Program in Guatemala with the main purpose of strengthening the civic values of Guatemalans and acknowledging the contribution of individuals and institutions. The program consists of holding a ceremony at the headquarters of each of our banking subsidiaries to recognize the recipients’ contribution to society. During its more than 30 years, the Permanent Civic Program has recognized more than 1,825 Guatemalans. This program has successfully been replicated in Honduras, where more than 65 Hondurans have been recognized and in El Salvador, where more than 45 Salvadorans have been recognized as of September 30, 2015.

We are concerned about illiteracy in the countries in which we operate and assist in the reduction of illiteracy and support education. We support the work, programs and initiatives of various foundations in the countries in which we operate. In Guatemala, we support the Ramiro Castillo Love Foundation which has created literacy programs for more than 22 years as a result of which more than 421,350 people have been taught to read and write. The Napoleón Larach Foundation, which we also support, provides interactive whiteboards to public schools in Honduras and aids in the development of extra-curricular activities for public schools in the country.

Because we share the dreams of local athletes, we engage in cultural and sporting projects in Guatemala and Honduras. In Guatemala we assist the Guatemalan Olympic Committee by providing financial support, sporting equipment and technical assistance in order to improve the performance of Guatemala’s Olympic athletes. In Honduras, we have sponsored races such as the first Colorun as a fundraiser for the pediatric emergency room for a local hospital.

Anti-Money Laundering and Counter-Terrorist Financing Policies

Guatemala

Financial institutions are governed by the Guatemalan Anti-Money Laundering Law (Ley Contra el Lavado de Dinero u Otros Activos), which establishes general rules to prevent and detect money laundering activities in the Guatemalan financial system. There are also several Guatemalan institutions whose objective is to prevent and detect money laundering within the Guatemalan financial system. See “Regulation and Supervision—Guatemala—Anti-Money Laundering and Counter-Terrorism Financing.”

In Guatemala we have developed an anti-money laundering (“AML”) program that complies with Guatemalan law and regulations and meets international standards such as the Financial Action Task Force (“FATF”) recommendations. The AML program includes:

•	policies, procedures, and a system of internal controls to assure ongoing compliance with applicable AML laws and regulations;

•	the designation of a compliance officer in every subsidiary, responsible for coordinating and monitoring day-to-day compliance with the AML program;

•	procedures for independent testing for compliance with the AML program and applicable laws;

•	AML training for all personnel;

•	record keeping and reporting requirements, including those for cash transactions;

•	identification of high risk clients and the performance of enhanced due diligence; and

•	appropriate risk-based measures for monitoring transaction activity of customers’ accounts.

We have also implemented policies and controls to screen clients and transactions against applicable lists of sanctioned countries, governments and nationals and against names of specially-designated nationals, drug-traffickers, terrorists or terrorist organizations pursuant to U.S. sanctions programs overseen by OFAC.

Our corporate compliance system has a risk-based approach and its main focus is to reduce our exposure to fines, penalties or any other act that may affect our solid reputation. We are constantly identifying new or modified requirements and have specialized employees who are responsible of ensuring proper and timely communication, implementation and compliance with such requirements.

Honduras

Financial institutions are governed by the Honduran Anti-Money Laundering Law (Ley Contra el Delito de Lavado de Activos), which establishes general rules to prevent and detect money laundering activities in the Honduran financial system. There are also several Honduran institutions whose objective is to prevent and detect money laundering within the Honduran financial system. See “Regulation and Supervision—Honduras—Anti-Money Laundering and Counter-Terrorism Financing.”

Banpaís has implemented its AML/counter-terrorism financing (“CTF”) program to comply with Honduran law and regulations issued by the CNBS, as well as international regulations applicable to foreign trade operations. Our program follows the same requirements and procedures as the AML program we have deployed in Guatemala.

El Salvador

Financial institutions are governed by the Salvadoran Law Against the Laundering of Money and Assets (Ley Contra el Lavado de Dinero y de Activos), which establishes general rules to prevent and detect money laundering activities in the Salvadoran financial system. There are also several Salvadoran institutions whose objective is to prevent and detect money laundering within the Salvadoran financial system. See “Regulation and Supervision—El Salvador—Anti-Money Laundering and Counter-Terrorism Financing.”

BI El Salvador has developed an AML program that follows the same requirements and procedures as the AML program we have deployed in Guatemala.

The Bahamas

As part of our responsibility for the prevention of money laundering pursuant to Bahamian law, Westrust Bank requires a detailed verification of an investor’s identity and the source of payment. Depending on the circumstances of each application, a detailed verification might not be required where:

•	the investor is a foreign financial institution which is regulated by a recognized authority and carries on business in a country listed in the First Schedule of the Financial Transactions Reporting Act of The Bahamas (as amended) (a “First Schedule Country”);

•	the application is made through a recognized intermediary which is regulated by a recognized regulatory authority and carries on business in a First Schedule Country. In this situation we may rely on a written assurance from the intermediary that the requisite identification procedures on the investor for business have been carried out, subject to the guidelines of the Bahamian Central Banks; or

•	the subscription payment is remitted from an account (or joint account) held in the investor’s name at a bank in The Bahamas or a bank regulated in a First Schedule Country. In this situation we may require evidence identifying the branch or office of the bank from which the money has been transferred, verify that the account is in the name of the investor and retain a written record of such details.

Westrust Bank reserves the right to request such information as is necessary to verify the identity of an investor. In the event of delay or failure by the investor to produce any information required for verification purposes, we may refuse to accept the application and the subscription money relating thereto.

If any financial institution in The Bahamas has a suspicion that a payment contains the proceeds of criminal conduct that person is required to report such suspicion pursuant to The Proceeds of Crime Act or the Bahamas.

By subscribing, investors consent to the disclosure by us of any information about them to regulators and others upon request in connection with money laundering and similar matters both in The Bahamas and in other jurisdictions. See “Regulation and Supervision—The Bahamas—Anti-Money Laundering.”

Properties

Banco Industrial and our main Guatemalan subsidiaries are headquartered in 7a Avenida 5-10, Zona 4, Centro Financiero, Torre 1, Guatemala, Guatemala 01004. Banpaís is headquartered at Edificio Torre del País, Blvd. José A. Peraza, calle Banpaís esquina, San Pedro Sula, Honduras. BI El Salvador is headquartered at Avenida Las Magnolias No. 144, Colonia San Benito, San Salvador, El Salvador. As of September 30, 2015, we

owned approximately 94 of the properties where Banco Industrial’s branches are located, representing 19% of our total branches in Guatemala, 23 of the properties on which Banpaís’s branches are located, representing 15% of our total branches in Honduras, and in the case of BI El Salvador, we only own our headquarters. We lease the remainder of our branches from unaffiliated third parties, under leases with durations of between three and ten years and containing annual rent increases, in general, of approximately 5% annually. We believe that our facilities are adequate for their intended purposes.

Intellectual Property and Trademarks

We and our subsidiaries have registered 182 material trademarks in Guatemala, Honduras, El Salvador, Panamá and the United States as of March 31, 2015. All of our trademarks are in full force and effect.

The trademarks “Bicapital Corporation” and “Corporación BI” and the corresponding logos are important trademarks for us, as well as a means to identify our financial services group, which has wide recognition within the Central American financial sector.

We have also registered the trademarks “Banco Industrial,” “Banpaís,” “El Roble Seguros y Fianzas,” “Seguros del País,” “Banco Industrial El Salvador,” “Westrust Bank,” “Contecnica” and the corresponding logos, which represent some of the most important trademarks of our financial services group, registered in different countries in Central America and in The Bahamas.

We have registered various trademarks and commercial names related to the different products we offer. Our registered trademarks related to our most popular banking and insurance products, include, among others, the following:

Licenses

Banco Industrial is authorized by the Guatemalan Monetary Board to conduct banking activities as described in “Regulation and Supervision—Guatemala—Regulatory Framework of the Financial System Banpaís and Seguros del País are authorized by the CNBS to conduct banking and insurance activities as described in “Regulation and Supervision—Honduras—Regulatory Framework of the Financial System.” BI El Salvador is authorized by the SSF to conduct banking activities as described in “Regulation and Supervision—El Salvador—Regulatory Framework of the Financial System.” Seguros El Roble and Fianzas el Roble are authorized by the Guatemalan Monetary Board to conduct insurance activities and is supervised by the GSB. Westrust Bank is licensed by the Central Bank of The Bahamas to conduct financial activities as described in “Regulation and Supervision—The Bahamas—Banking and Supervision Regulation.”

Legal Proceedings

Due to the nature of our business, we are subject to judicial, administrative and arbitration proceedings, including tax and labor claims arising in the ordinary course of our business. We do not believe any of these proceedings is reasonably likely to have a material adverse effect on our financial condition or results of operations. We cannot assure you that current legal proceedings will be resolved in our favor or that additional legal proceedings will not arise in the future.

Banco Industrial and Seguros El Roble are subject to several administrative proceedings relating to tax audits. In each such proceeding, the claimant is the Guatemalan Superintendency of Tax Administration. As of September 30, 2015, for Banco Industrial, the total amount involved in these proceedings was approximately

Q.2,387,129 (US$311,005.1, based on the exchange rate of Q. 7.67553 per US$1.00 on September 30, 2015) plus interest and penalties, and for Seguros El Roble, the total amount involved in these proceedings was approximately Q.1,194,512 (US$155,625.9, based on the exchange rate of Q. 7.67553 per US$1.00 on September 30, 2015) plus interest and penalties.

Additionally, Banpaís is also subject to several administrative proceedings relating to tax audits. In each such proceeding, the claimant is the Honduran Superintendency of Tax Administration. As of September 30, 2015, the total amount involved in these proceedings was approximately L.169,692,360 (US$7,719,253.9, based on the exchange rate of L.21.983 per US$1.00 on September 30, 2015) plus interest and penalties. The main administrative proceedings are related to the operations of Banpaís before it was acquired by Bicapital, and in case of a ruling against Banpaís the responsibility of payment will be transferred to the former owners under the Stock Purchase Agreement between Napoleón Juan Larach, Luis Napoleón Larach Larach and Bicapital Corporation, dated as of November 23, 2007.

We believe that none of these proceedings will have a material adverse effect on our financial condition or results of operations.

RISK MANAGEMENT

Our goal is to achieve sustainable long term growth by maintaining a balance between risk policies and profitability. As a result, our senior management places great emphasis on risk management. In order to manage the risks described below, we have a specialized risk management structure, measurement systems and mitigation and remediation processes in place for our banking and insurance subsidiaries. We incorporate analytics into our decision-making process and make use of tools and methodologies that allow us to identify and manage risk efficiently.

Organizational Structure

Our board of directors and the board of directors at each of our banking and insurance subsidiaries is responsible for establishing an appropriate and integrated risk management system and for promoting an internal environment that facilitates our board of directors’ and the board of directors of each of our banking and insurance subsidiaries’ supervision and risk management control.

The boards of directors of our banking and insurance subsidiaries have created risk management committees to which they have delegated specific tasks in order to enhance risk management. Our executive committee and the risk management committee of each of our banking and insurance subsidiaries are updated at their weekly meetings regarding the degree of exposure of the diverse risks managed by each banking and insurance subsidiary and inherent to their businesses.

Risk Management Committee

Risk management committees are created depending on the level of complexity of our activities and following guidelines from the corresponding regulator. Risk management committees develop and monitor risk management policies and report their activities and results to the corresponding management team at least once a year or when necessary.

Risk management policies are established to identify and analyze the risks faced by our subsidiaries, to set appropriate controls and limits, and to monitor risks, as well as, compliance with the established controls and limits. Our risk management policies and systems are reviewed regularly to reflect changes in market conditions and offered products and services. Each of our subsidiaries, through their own guidelines and procedures, intends to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

Banking Subsidiaries

Our banking subsidiaries’ risk exposures consist mainly of:

•	credit risk, which refers to the potential loss caused by partial or total failure from a counterparty or issuer to fulfill its agreed obligations, both in the credit and investment portfolios;

•	liquidity risk, which refers to the inability to renew liabilities or acquire new ones at normal market conditions and the inability to unwind or offset positions due to a lack of market depth;

•	market risk (interest rate risk and exchange rate risk), which refers to the potential loss due to adverse changes in market prices of financial instruments as a result of movements in interest rates and foreign exchange rates; and

•	operational risk, which refers to the potential loss caused by failures or deficiencies in information systems, internal controls or errors while processing transactions.

See Note 5 to our Annual Financial Statements.

Credit Risk

Credit risk is the potential loss caused by partial or total failure by a counterparty or issuer to fulfill its agreed-upon obligations, both in the credit and investment portfolios. The credit risk exposure is managed through a periodic analysis of the capability of borrowers or potential borrowers to determine their capital and interest payment capability and the restructuring of such limits when appropriate. The credit risk exposure is also mitigated partially by obtaining collateral, either corporate or personal.

Our banking subsidiaries hold a large portfolio of debt securities and fixed income securities and are therefore exposed to the risk that the issuer may default on its interest or principal payments. This risk is mitigated through a three-step process. First, regulations established by the local regulators (i) limit the types of investments that our banking subsidiaries can make, (ii) set minimum credit ratings that investment securities must have and (iii) limit investments with respect to a single issuer. Secondly, our banking subsidiaries perform a careful analysis on the securities they purchase. Finally, the investment committees of our banking subsidiaries are responsible for approving any new investment and periodically reviewing existing investment portfolios. For more information please see our Note 5 to our Annual Financial Statements.

Loan management is performed under policies defined by the management of each subsidiary, complying with guidelines established by local regulators. Such policies are periodically reviewed and modified in response to changes and expectations in the corresponding markets, as well as new regulations, among other factors.

Our subsidiaries use specialized software to analyze loan applications and the financial information provided by potential borrowers. This analysis, and the metrics used therein, vary in detail, depending on the amount of the loan and the complexity of the requested operation. The most important assessment is the potential borrowers’ payment capability.

Estimates are performed for the expected loss. Expected loss is the estimated value that can be lost in a credit portfolio segment due to default. This estimate is calculated under the Internal Ratings-Based (IRB) approach, adopted by Basel II. We consider payment behaviors, grouped in homogeneous groups of borrowers, observed over five years to obtain the default probability of each borrower. The expected loss estimate allows us to adjust our subsidiaries’ loan approval and collection policies, as well as to improve the quality of their credit portfolio by monitoring credit deterioration limits.

Credit Approval Process

Our subsidiaries have written and authorized policies detailing the authorized body to approve each credit depending on the requested amount.

Banco Industrial

The loan approval process of Banco Industrial is based on three fundamental criteria: financial analysis, comparison against the market and evaluation of repayment capability.

The officer or corporate body responsible for the analysis and approval of each loan, including related party transactions, depends on the amount of the loan, as follows:

Responsible Officer / Corporate Body	Amount in US$
Head of Consumer Loans	Up to US$10,000
Financial Committee	Up to US$40,000
Head of Mortgage Loans	Up to US$62,500
Division Manager	Up to US$300,000
CEO	Up to US$600,000
Credit Committee	Up to US$1,000,000
Board of Directors	Greater than US$1,000,000

Banpaís

The loan approval process of Banpaís is based on three fundamental criteria: independent review and validation, approval through the review and affixation of sequential authorized signatures, and risk evaluation criteria that considers credit exposure of clients.

In concordance with credit exposure segmentation, an approval system applies as follows:

Responsible Officer / Corporate Body	Amount in US$
Account Managers, Business Deputy Managers, Credit Analysts	Up to US$100,000
Account Managers, Business Deputy Managers, Credit Analysts and Credit Regional Manager	Up to US$150,000
Business Regional Manager and Credit National Manager	Up to US$200,000
Credit Vice-President or Business Executive Vice-President	Up to US$350,000
Credit Vice-President and Business Executive Vice-President	Up to US$500,000
Executive President	Up to US$500,000
Board of Directors	Greater than US$1,000,000, and all related party transactions

BI El Salvador

The loan approval process of BI El Salvador is similar to that of Banco Industrial and is based on three fundamental criteria: financial analysis, comparison against the market and evaluation of repayment capability.

The authorization, denial, extension and restructuring of the credit conditions, for both commercial and retail clients in BI El Salvador, is appointed to the following officers as approval agents:

Responsible Officer / Corporate Body	Amount in US$
Branch Manager or Business Deputy Manager and in the absence of both, the Personal Banking Deputy Manager	Up to US$500,000 for loans secured with term deposits (back-to-back loans)
Loan Committee	Up to US$350,000 for all other loans
Executive Committee	Greater than US$350,000, and requests for smaller amounts not resolved by the previous instances
Board of Directors	All related party transactions

Loan Loss Reserves

Our banking subsidiaries classify their loans in five risk categories, depending of the default risk rating of each borrower. The categories used are grouped according to the borrowers’ payment compliance and are described below. See “Selected Statistical Information—Loan Portfolio—Grading of Loan Portfolio.”

•	Standard compliance:

•	A—normal risk

•	Substandard compliance:

•	B—more than normal risk

•	C—with expected losses

•	D—significant expected losses

•	E—high default risk

Our banking subsidiaries have a series of procedures and credit reports in place to assess their portfolio performance, provision requirements and to anticipate events that may impact the condition of their borrowers in the future.

Our banking subsidiaries create loan loss reserves in accordance with IFRS. Loan loss reserves represent the best estimate of incurred losses on their loan portfolio. The primary components of these loan loss reserves are a collective loan loss allowance established by groups with homogeneous characteristics as well as individual credit exposures that were subject to individual impairment assessment, but were not impaired. Please see Note 31 to our Annual Financial Statements.

Collection Process

Our banking subsidiaries have written policies that describe the collection procedures used to collect outstanding balances from their borrowers. Our collection strategy is divided in three stages: ordinary collection for loans with payments due up to two months, administrative collection for credits with three past due payments and legal collection for credits with four or more payments past due. Below is the description of the main guidelines to be followed for each collection stage:

Ordinary collection: for commercial credits, our subsidiaries’ account managers handle the collection, but in some cases they can transfer the case to such subsidiaries’ collection department. For other types of loans, the subsidiaries’ collection department is responsible for managing collection. Finally, in special circumstances, the case might be raised to a customized collection agency.

Administrative collection: is performed by our subsidiaries’ collection departments, which manage collection through the following activities: telephone calls to borrowers and guarantors, home visits, mail notices, negotiation of payment agreements or promise of payment and restructurating.

Legal collection: is performed by an external legal advisor, who first performs a pre-judicial collection procedure that usually lasts 15 days. If unsuccessful, our legal advisor files a judicial claim before the corresponding court. The legal advisor defines the best legal strategy to perform the collection and reports, on a monthly basis, its progress to the corresponding collection department.

At each collection stage, periodic reports are issued to monitor the collection progress. Our main goal is to maintain a contaminated loan ratio (ratio of loans between one and 90 days past due to total loans) of equal to or less than 7% of our total loan portfolio.

Liquidity Risk

Our banking subsidiaries’ liquidity management policy seeks to ensure that, even under adverse conditions, they have sufficient funds available to meet their operational needs and to ensure compliance with capital adequacy and other applicable guidelines established by regulatory authorities, without incurring unacceptable losses or putting their security at risk.

Our banking subsidiaries’ management and/or risk management committees perform a periodic follow-up of their liquidity position through the analysis of the maturity of assets and liabilities, the stability of deposits per type of customer and the compliance with minimum standards established in the corresponding regulations and policies. Below we describe the main policies:

Treasury department: the treasury department of each of our banking subsidiaries manages the daily liquidity of such subsidiaries and has the responsibility to: (i) determine their financing and investment structure, (ii) monitor the development of variations in the general balance structure and the potential impact in their income statements, (iii) follow-up on new banking deposits, renewals and cancellations of deposits in front of disbursements and projected payments of loans, (iv) keeping a proper liquidity surplus and (v) propose to management and/or the risk management committee new liquidity risk management policies.

Credit lines: in addition to maintaining liquid assets, we have established credit lines with international financial institutions that ensure adequate liquidity levels.

Basel II: our banking subsidiaries monitor the results of the practices recommended by Basel II through specialized software. They have a liquidity policy requiring that the liquid assets represent at least 20% of total assets and at least 25% of total deposits.

Reserves: pursuant to regulatory requirements, our banking subsidiaries maintain liquidity reserves in the central bank of each country in which they operate. In Guatemala, our banking subsidiaries are required to maintain liquidity reserves at a rate of 14.6% of deposits. In Honduras, for local-currency deposits, our banking subsidiaries maintain liquidity reserves at a rate of 6% of deposits and 12% of mandatory investments, keeping a maximum of 10% in debt securities issued by the Honduran Government and, for foreign-currency deposits, our Honduran banking subsidiaries maintain liquidity reserves at a rate of 12% of the deposits and 2% of the total deposits in foreign currency deposited in banks abroad with a minimum rating of “A,” as well as 10% of mandatory investments. In El Salvador, BI El Salvador must maintain liquidity reserves at a rate of 25% for demand deposits, a 20% rate for savings and fixed term deposits and 5% for loans obtained abroad and additionally, 3% of the total average balance of all deposits.

Interest Rate Risk

Interest rate risk is a key component of our banking subsidiaries’ asset and liability management policy to improve their profitability by limiting the effect of adverse movements in interest rates and increasing the income from interest rates through the management of their exposure to interest rates.

Most of our banking subsidiaries’ funding comes from clients’ deposits. Demand deposits and savings deposits are offered at variable rates, while term deposits that are short-term by nature (less than one year) are offered at fixed rates. In most of the cases, our banking subsidiaries have the authority to modify the interest rates applied to loans granted by them according to market conditions. The funding of the rest our liquidity needs is generally subject to variable rates.

The table below summarizes our banking subsidiaries’ exposure to the risk of interest rate. The assets and liabilities are included in the table according to their book value, categorized by the earlier of contractual interest rate repricing or maturity dates:

(US$ in millions)	As of September 30, 2015
	Up to 1 year	From 2 to 5 years	From 6 to 10 years	More than 10 years	Total
Assets
Cash and cash equivalents	468.1	0.0	0.0	0.0	468.1
Investment securities	472.2	726.0	839.0	1,128.6	3,165.8
Loans	6,739.3	246.4	189.3	3.2	7,178.2

Total	7,679.6	972.4	1,028.3	1,131.8	10,812.1

Liabilities
Deposits from customers	4,476.3	0.0	0.0	0.0	4,476.3
Long-term deposits	3,144.6	291.2	0.0	0.0	3,435.8
Loans and borrowings from banks	1,835.3	107.5	564.7	127.5	2,635.0
Debt securities issued	51.3	115.9	0.0	257.8	425.0
Subordinated liabilities	0.0	12.0	178.4	0.0	190.4

Total	9,507.5	526.6	743.1	385.3	11,162.5

Net exposure to interest rate risk	(1,827.9)	445.8	285.2	746.5	(350.4)

Exchange Rate Risk

Each of our banking subsidiaries minimizes its exchange rate risk exposure by monitoring its net position in foreign currency daily. In Guatemala, regulatory requirements mandate that banking institutions maintain a ratio of assets to liabilities denominated in foreign currency of no more than 60% of the applicable assets of the banking institution when this balance is positive and of 20% of the applicable assets when this balance is negative. As an internal policy, a difference of no more than 5% of the applicable assets is maintained. In Honduras, regulatory requirements mandate that banking institutions can maintain an excess of assets to liabilities denominated in foreign currency of no more than 20% of the banking institution’s equity or an excess of liabilities to assets denominated in foreign currency of no more than 5% of the banking institution’s equity. In El Salvador, the U.S. dollar is the functional currency.

Operational Risk

Our banking subsidiaries have managed operational risk in order to obtain a more accurate knowledge of the risks they are exposed to, which has facilitated a clearer vision of priority areas for their business, and enabled strategic decision-making based on the risk-profitability relationship in a way that decreases the degree of uncertainty upon the occurrence of adverse events that could cause unexpected losses.

Our banking subsidiaries regularly perform periodic revisions and audits of operative procedures to strengthen their efficiency and control and to neutralize identified weaknesses. Their manuals are periodically updated.

Our subsidiaries have officials devoted to technology security in order to reduce the risk that technological facilities may be improperly used by non-authorized personnel or third parties.

We use tools to identify, evaluate and treat risks in order to comply with Basel II. The goals of these risk-management tools may be summarized as follows:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products;

•	manage control risk and self-assessment of critical processes; and

•	monitor and measure operational risk.

Insurance Subsidiaries

Our insurance subsidiaries have the following risk-management objectives:

•	protect shareholder value by monitoring that exposure to probable losses does not exceed approved limits;

•	support the decision-making processes by providing consistent, reliable and timely risk information; and

•	promote a successful company culture of risk awareness and informed risk-taking.

With this purpose, our insurance subsidiaries use tools and methodologies to identify and manage risk efficiently, incorporating analytics into their decision-making process. See Notes 5 and 3d to our Annual Financial Statements and Note 4 to our Interim Financial Statements.

Main Types of Risks

The main risks faced by our insurance subsidiaries are:

•	credit risk;

•	market risk (interest rate risk and foreign exchange risk);

•	liquidity risk; and

•	operational risk.

Credit Risk

Our insurance subsidiaries hold a large portfolio of debt securities and fixed income securities and are therefore exposed to the risk that the issuer may default on its interest or principal payments. This risk is mitigated through a three step process. First, regulations established by the local regulators (i) limit the types of investments that our insurance subsidiaries can make, (ii) set minimum credit ratings that investment securities must have, and (iii) limit investments with respect to a single issuer. Secondly, our insurance subsidiaries perform a careful analysis on the securities they purchase. Finally, the investment committees of our insurance subsidiaries are responsible for approving any new investment and periodically reviewing the investment portfolios.

The following table shows the credit rating of investment securities in our insurance subsidiaries. The analysis has been made on the basis of ratings afforded by credit rating agencies.

(US$ in millions)	As of September 30, 2015
Rating
AAA	—
Between AA+ and AA-	1.4
Between A+ and A-	1.9
Between BBB+ and BBB-	2.7
Between BB+ and BB-	59.5
B+ and lower	6.7

Total	72.2

Market Risk

Our insurance subsidiaries are exposed to the risk that the value of their investments may decrease due to changing market conditions. Market risk drivers include equity prices, interest rates and real estate prices. Our insurance subsidiaries manage this risk by setting limits on individual issuer concentration, on type and liquidity of assets and on deviations from the terms of the technical liabilities they should cover. The risk management units of each insurance subsidiary regularly assess market risk to verify its alignment to our risk appetite. Additionally, our insurance subsidiaries have also developed a sensibility analysis to show potential portfolio losses derived from price variations or interest rates fluctuations.

Our insurance subsidiaries invest only in fixed income securities, which are held to maturity. Other than fixed income securities, our insurance subsidiaries have almost no interest-bearing assets or liabilities. Consequently, the interest rate risk is already incorporated into the market risk of the portfolio.

Our insurance subsidiaries manage their foreign exchange rate exposure by seeking to maintain a natural match between assets and liabilities denominated in foreign currencies.

Liquidity Risk

Our insurance subsidiaries can project the expected timing of a significant portion of payouts and therefore maintain assets with maturities equal or similar to those of its projected payouts.

Our insurance subsidiaries operate using a system of proportional reinsurance contracts by which a maximum of US$600,000 in payment obligations is retained per insurance policy. Additionally, our insurance subsidiaries have catastrophic reinsurance contracts, which set a protection for the sum of retentions in the event of unforeseen natural disasters or other events.

Our insurance subsidiaries’ investments are highly liquid and can be liquidated in time to cover or pay for its obligations when they become due.

Operational Risk

Operational risk is defined as the possibility of losses due to inadequate processes, faulty personnel, information technology or external events. To manage these risks, our insurance subsidiaries use tools for identification, evaluation and treatment of risks similar to the tools used by banks to comply with Basel II. The goals of these risk management tools may be summarized as follows:

•	reduce operational losses by identifying potential process risks;

•	identify operational risk in the development of new products;

•	manage control risk and self-assessment of critical processes; and

•	monitor and measure operational risk.

REGULATION AND SUPERVISION

Panama

Regulatory Framework of the Financial System

We are a holding company organized and existing under the laws of Panama. We are subject to the laws of Panama, principally Law 32 of 1927 which regulates corporations (Ley 32 de 1927 que regula las Sociedades Anónimas), and certain provisions of the Commerce Code of Panama (Código de Comercio de Panama). As a holding company without banking operations in or from Panama, we are not regulated by Panamanian banking laws nor supervised by the Panamanian Banking Superintendency.

Money Laundering Prevention

There are several institutions in Panama whose objective is to prevent and detect money laundering within the Panamanian financial system.

Financial Analysis Unit—Unidad de Análisis Financiero para la Prevención del Blanqueo de Capitales y el Financiamiento del Terrorismo (“UAF”)

The UAF is a unit of the Presidential Ministry (Ministerio de la Presidencia), and its purpose is to monitor compliance with the Panamanian anti-money laundering laws and regulations. The UAF exchanges information with other countries on cases related to money laundering, requests and receives information related to suspicious transactions, analyzes the information obtained to confirm the existence of suspicious transactions, and prepares and maintains any necessary records and statistics.

New Money Laundering Prevention Regulation

In addition, Panama recently enacted Law 23 of April 27, 2015 (“Law 23”), which created the National Commission against Money Laundering, Terrorism Financing and Mass Destruction Weapons Financing (Comisión Nacional contra el Blanqueo de Capitales, Financiamiento del Terrorismo y Financiamiento de la Proliferación de Armas de Destrucción Masiva) that will coordinate the efforts of the institutions in charge of fighting these crimes.

Law 23 also created the Intendancy for Supervision and Regulation of Non-Financial Entities (Intendencia de Supervisión y Regulación de Sujetos no Financieros), as part of the Ministry of Economy and Finance, with the task of supervising compliance by non-financial entities, such as real estate companies, pawn shops, attorneys, among others, with the requirements established in Law 23.

Prosecutor’s Office Specialized in Crimes Related to Drugs

The Prosecutor’s Office Specialized in Crimes Related to Drugs (Fiscalía Especializada en Delitos Relacionados con Drogas) is an office of the Attorney General’s Office (Ministerio Público) of Panama whose purpose is to investigate money laundering related crimes and to oversee money laundering cases filed in the Panamanian court system.

Guatemala

Structure of the Financial System

The Guatemalan financial system is organized as a central banking system, which is comprised of the Guatemalan Central Bank, commercial banks, insurance companies, financial services firms, auxiliary credit institutions, foreign currency exchange firms, development banks brokerage firms, foreign bank branches, foreign bank representative offices, businesses specializing in financial services and businesses supported by money orders. The financial system is supervised and subject to the administrative jurisdiction of the Guatemalan Monetary Board, the Guatemalan Central Bank and the GSB.

The Guatemalan Monetary Board

The Guatemalan constitution empowers the Guatemalan Monetary Board to determine the monetary, foreign exchange and credit policies of the country as the governing body of the Guatemalan Central Bank. The Guatemalan Monetary Board acts through the Guatemalan Central Bank to execute its policies.

The Guatemalan Monetary Board also oversees the liquidity and solvency of the national banking system, regulates legal reserve requirements and determines and evaluates the monetary, foreign exchange and credit policies of the country. The Guatemalan Monetary Board is also responsible for authorizing the establishment and consolidation of banking and insurance entities in Guatemala and for approving and issuing all rules and regulations to be complied with by the Guatemalan Central Bank and financial institutions pursuant to the Guatemalan Banks and Financial Groups Law, the Guatemalan Law on Insurance Activity (Ley de la Actividad Aseguradora) and other specific laws.

The Guatemalan Monetary Board regulates the financial system through resolutions applicable to various activities, operations and financial services.

If it is determined that a bank is in non-compliance, Guatemalan law authorizes the Guatemalan Monetary Board to assess fines, suspend banking licenses or appoint a receiver for the operations of the financial institution.

The Guatemalan Central Bank

The Guatemalan Central Bank was established to design, evaluate and implement monetary, foreign exchange and audit policies conducive to economic development in Guatemala. Under the direction and supervision of the Guatemalan Monetary Board, the Guatemalan Central Bank operates as an autonomous financial institution. Its decisions are not subject to approval by any other governmental entity. The Guatemalan Central Bank also promotes liquidity, solvency and efficient functioning of the national banking system.

The Guatemalan Central Bank participates in the foreign exchange market to counter speculation and stabilize the currency, to maintain the nation’s international monetary reserves, and to protect the balance of payments.

As a result of the 1994 constitutional reforms, the Guatemalan Central Bank is prohibited from directly or indirectly financing the government or public or private entities other than financial institutions and cannot acquire securities issued or sold in the primary market by the public sector. The Guatemalan constitution permits the Guatemalan Central Bank to finance public sector entities only in case of a national emergency, and then only upon the request of the Guatemalan President and with the approval of a two-thirds majority of the Guatemalan Congress.

The Organic Law of the Guatemalan Central Bank (Ley Orgánica del Banco de Guatemala), which became effective on June 1, 2002, establishes that the Guatemalan Central Bank’s fundamental objective is to create and maintain the most favorable conditions for the orderly development of the Guatemalan economy. For that purpose, the Guatemalan Central Bank will use monetary, exchange and credit policies to promote stability in the general level of prices.

The Guatemalan Superintendency of Banks

The GSB is in charge of monitoring and supervising the Guatemalan Central Bank and the financial institutions within the Guatemalan financial system. In particular, the GSB is responsible for carrying out on and off-site inspections of financial institutions and verifying compliance with applicable laws and regulations.

For more information regarding the GSB, see “—Financial System Supervision.”

Financial Institutions

As of September 30, 2015, there were 105 financial institutions operating in Guatemala under the control and supervision of the GSB. These institutions included, among others, 18 banks, 14 financial investment firms, 28 insurance companies, which include eight surety companies, 15 general and bonded warehouse companies, six offshore banks and three foreign currency exchange firms.

In Guatemala, there are currently no restrictions on foreign investment in the equity of financial institutions.

Banking System

Over the past 12 years, the Guatemalan government has enacted a number of banking regulations, increased equity and reserve requirements and adopted stronger risk assessment processes. These regulations resulted in marginal participants in the Guatemalan financial system to be acquired by or to merge with larger banks, lowering the total number of banks in Guatemala from 36 to 18 during the last 15 years. This number is expected to decrease after the consummation of several announced mergers.

As of September 30, 2015, the Guatemalan banking system consisted of 18 banks with total assets of US$33.5 billion. The five largest banks held 81.9% of total assets, measured as a percentage of total assets: Banco Industrial (27.9%), Banco de Desarrollo Rural (19.7%), Banco G&T Continental (19.0%), Banco Agromercantil (9.0%) and Banco de los Trabajadores (6.2%).

The Guatemalan Banks and Financial Groups Law defines a financial group as “two or more legal entities that carry out financial activities, one of which must be a bank, and among which exists common control by virtue of ownership, management or common corporate image use, or the existence of common control due to an agreement among all the group entities.”

All financial groups must be organized under the common control of either a “controlling entity” specifically incorporated in Guatemala for such purpose, or a “responsible entity,” which must be a bank. Banco Industrial is the responsible entity of the financial group, which consists of Banco Industrial and its consolidated subsidiaries. As such, we are charged with the obligation of ensuring that all entities within this financial group are in compliance with the Guatemalan Banks and Financial Groups Law and other specific laws.

In order to be approved as a financial group, financial institutions must submit an application to the GSB and be issued an opinion. On the basis of this opinion, the Guatemalan Monetary Board decides whether or not to approve the formation of the group.

Offshore Entities

In order to operate in Guatemala, offshore entities must comply with the requirements specified in Article 113 of the Guatemalan Banks and Financial Groups Law, recently amended through Congress Decree 26-2012. Offshore entities are defined as entities dedicated primarily to financial intermediation, organized or registered under the laws of one country that perform activities mainly outside of that country. Article 113 requires offshore entities to be part of a financial group, to subject themselves to consolidated supervision, to meet the reporting requirements of the GSB and the Guatemalan Central Bank, to authorize the supervision authorities in its country of origin to share information with Guatemalan authorities, and to be authorized in home countries applying prudential standards at least as strict as those in Guatemala. Offshore entities must inform their clients in writing that deposits held by them are not covered by the Savings Protection Fund (Fondo para la Protección del Ahorro) and that such deposits are subject to the legal framework of their home countries. The minimum amount to open an account in an offshore entity is of US$10,000.00 this amount is also the minimum that has to be maintained in such account. Offshore banks must also obtain an opinion from the GSB and authorization from the Guatemalan Monetary Board.

In addition to complying with the statutory requirements mentioned above, offshore entities must comply with Ruling of Guatemalan Monetary Board number 285-2002, Regulation for the Authorization of Operation of Offshore Entities, which has been in effect since November 19, 2002. This regulation specifies the requirements and procedures that must be followed by an offshore bank applying to do business in Guatemala, including the kind of documentation and information that must be presented and the grounds and procedures for denying or withdrawing an application. It also regulates the currency in which offshore banks are allowed to operate, provides for control of equity requirements in accordance with applicable law and details the mechanisms for withdrawal of authorization.

As of September 30, 2015, there were six offshore entities authorized to operate within Guatemala. These institutions include our subsidiary, Westrust Bank (International) Limited, Occidente International Corporation, Mercom Bank Ltd, BAC Bank Inc., GTC Bank Inc. and Transcom Bank (Barbados) Limited.

Foreign Banks

Article 6 of the Guatemalan Banks and Financial Groups Law authorizes foreign banks to establish branches in Guatemala that are considered banks, and register representative offices solely for the promotion of business and the granting of financing in the territory of Guatemala.

Regulatory Framework of the Financial System

The Guatemalan financial system is regulated by the Guatemalan Banks and Financial Groups Law, the Guatemalan Law of Financial Supervision (Ley de Supervision Financiera), the Organic Law of the Guatemalan Central Bank and the Guatemalan Monetary Law (Ley Monetaria) (collectively, the “Financial Laws”).

In accordance with the Organic Law of the Guatemalan Central Bank, the Guatemalan Monetary Board issues regulations covering the specific operations of banking institutions and financial companies and determines how consolidated supervision is to be carried out in accordance with these regulations.

In addition, certain entities in the financial system are governed by specific financial laws. Financial Investment Firms (Sociedades Financieras Privadas) are subject to the Guatemalan Financial Investment Firms Law (Ley de Sociedades Financieras Privadas), insurance companies are governed by the recently enacted Guatemalan Law on Insurance Activity, which substitutes the prior Insurance Law (Ley sobre Seguros), and bonded warehouses are regulated by the Guatemalan Bonded Warehouses Law (Ley de Almacenes Generales de Depósito).

Authorization of the Guatemalan Monetary Board is required to conduct banking and insurance activities. The Guatemalan Monetary Board, after receiving the opinion of the GSB, has the power to authorize the establishment of new banks and insurance companies, subject to the terms of applicable regulation.

Credit Card Law

The Guatemalan Congress recently approved Decree 7-2015 which contains the Credit Card Law (Ley de Tarjetas de Crédito) that regulates credit card operations as well as relationships among credit card issuers, operators, cardholders and affiliated establishments and mandates the Guatemalan Monetary Board to issue further regulations. The Credit Card Law will become effective on March 7, 2016.

The Credit Card Law’s most important provisions in connection with our business are (a) limits on the maximum interest rate on credit card debt, which is capped at twice the weighted average lending rate of the Guatemalan banking system (as of November 2015 the weighted average lending rate of the Guatemalan banking system, in quetzales, was 13.12% and 5.91% in foreign currency); (b) constraints on collection proceedings such as limiting the number of collection calls per day, who can receive those collection calls and restrictions on placing those calls outside of business days and hours, and (c) the obligation to restructure the debt of a cardholder in certain circumstances, principally when such debt has reached 1.5 times the credit limit of such cardholder or if the cardholder is approaching insolvency.

Additionally, the Credit Card Law (i) provides that credit card issuers must have insurance against theft and loss of a credit card and must share among them credit history information regarding prospective new clients, (ii) includes regulations on promotional bonuses and commissions, (iii) limits the use of cardholders’ personal information, (iv) prohibits applying surcharges when paying with a credit card for goods or services, and (v) provides that limitations, restrictions or exclusions from markdowns, sales, promotions or prizes when paying with a credit card for goods and services shall be informed clearly and in a visible manner.

It is still unclear how or to what extent exactly these provisions will be further developed in the regulations to be issued by the Guatemalan Monetary Board and whether existing practices will have to become substantially revised to comply with the Credit Card Law and its future regulations.

For information regarding the risks associated with the Credit Card Law, see “Risk Factors—Risk Factors Relating to Our Banking Business—New regulations relating to our retail credit card services in Guatemala could limit our business activities, product offerings and fees charged.”

Other Laws

The Guatemalan Law of Free Trading of Foreign Currency (Ley de Libre Negociación de Divisas) allows for possession, purchase, sale or collection and payment of foreign currency. This law enables financial institutions to carry out operations in any foreign currency (for example, the receipt of deposits, grant credits, etc.).

The Guatemalan Banks and Financial Groups Law, the Organic Law of the Guatemalan Central Bank, the Guatemalan Law of Financial Supervision and the Guatemalan Monetary Law were approved by the Guatemalan Congress as part of a package of laws aimed at the modernization of the Guatemalan financial system. These laws were enacted as a result of recommendations in the Report of the Financial System Evaluation Program, developed jointly by the World Bank, the Inter-American Development Bank, the International Monetary Fund and the Guatemalan Monetary Board.

Our subsidiary, Banco Industrial, is a “responsible company” under the Guatemalan Bank and Financial Groups Law, and as such it must comply with Article 32 of such law, which provides, among other things, that (i) a responsible company within a financial group may not carry out operations that should be carried out by other corporations of the group, (ii) it may not have an equity participation in corporations that carry out activities different from the activities of the corporations that are members of the financial group and (iii) it must ensure that the corporations belonging to the financial group comply with their specific laws and current applicable regulation.

All Guatemalan banks must observe standards specified in the Commerce Code of Guatemala (Código de Comercio de Guatemala) governing business firms and corporations, negotiable instruments and commercial agreements. In addition, all banks must comply with Guatemalan tax law, including the Guatemalan Tax Code (Código Tributario), which regulates all matters related to the payment of taxes, the Guatemalan Income Tax Law, which provides that banks and other financial institutions (inter alia) must withhold a 10% tax on interest payments of any nature paid by such banks and financial institutions to persons or entities domiciled in Guatemala who are not subject to supervision by the GSB, and the Guatemalan Value Added Tax Law (Ley del Impuesto al Valor Agregado, or IVA), which currently imposes a 12% charge on all commercial transactions.

Insurance Regulation

The Guatemalan Law of Financial Supervision establishes that, among its other duties, the GSB is also in charge of supervising insurance companies. Decree 473, which contained the former Guatemalan insurance law, was repealed by Decree 25-2010, which contains the new Guatemalan insurance law, the Guatemalan Law on Insurance Activity. The Guatemalan Law on Insurance Activity establishes that private insurance companies of a commercial nature can only be organized as stock corporations (sociedades anónimas). An insurance company should be incorporated for an indefinite term. Insurance companies that operate in Guatemala must have a certain level of minimum paid-in capital depending on the type of insurance coverage offered. For life insurance, the minimum paid-in capital required is Q.5 million, for damages/civil liability insurance, the minimum paid-in capital required is Q.8 million, for issuance of bonds (seguros de caución), the minimum paid-in capital required is Q.3 million, and to operate in all types of insurance, the minimum paid-in capital required is Q.13 million (US$0.7 million, US$1.0 million, US$0.4 million and US$1.7 million, respectively, as of June 30, 2015).

The Commerce Code of Guatemala mandates that at least 5% of the profits of every corporation, during any fiscal year, shall be used to create an ordinary capital reserve.

Pursuant to the Guatemalan Law on Insurance Activity, foreign insurance companies may now operate in Guatemala through the establishment of branches in the country. The GSB will calculate an insurance company’s reserves on premiums written by applying a specific method (as described in the Guatemalan Law on Insurance Activity), which takes into consideration the risk-level and type of insurance issued.

Financial System Supervision

The Guatemalan Financial Laws include important criteria from the Basel Committee on the strengthening of effective supervision of financial institutions. These criteria call for the supervising entity to have functional independence, the ability to exercise supervision on a consolidated basis and powers to identify troubled entities and, if necessary, carry out remedial measures. They also call for the inclusion of offshore banking entities in financial regulations; and the establishment of an adequate sanction standard and for review of financial information by independent external auditors.

Guatemalan Superintendency of Banks

Article 133 of the Constitution empowers the GSB to supervise financial institutions in Guatemala, including the Guatemalan Central Bank. The GSB acts under the direction of the Guatemalan Monetary Board. In addition, the GSB supervises all financial institutions and all financial groups authorized by the Guatemalan Monetary Board, including domestic banks, foreign bank branches and offshore entities, insurance companies, securities firms, entities whose business includes, but is not limited to, financial leases and factoring and other entities as stated in the law.

Duties of the Guatemalan Superintendency of Banks

The duties of the GSB are described in the Guatemalan Law of Financial Supervision and are based on the international supervision standards set forth by the Basel Committee. Its main duties include:

•	inspecting and supervising financial institutions and ensuring their compliance with their specific laws, regulations and rules and Guatemalan general legal framework;

•	ensuring that financial institutions maintain adequate liquidity and solvency such that they can carry out their activities in a timely and complete manner;

•	monitoring all sources of information within the supervised entities;

•	evaluating the policies, procedures, regulations and systems of regulated entities and ensuring that they have integral risk administration procedures;

•	issuing recommendations in such a manner that the regulated institutions can effectively identify, limit and manage the risks they take;

•	ensuring that financial institutions have sufficient reserves to cover the non-recovery risk of loans;

•	ensuring that the regulated entities provide sufficient and true information about their activities and financial positions;

•	issuing minimum standards for external auditors;

•	exchanging information with other national or international supervising entities;

•	issuing instructions to correct inadequacies or irregularities identified in its reviews;

•	imposing appropriate sanctions for non-compliance with Guatemalan financial laws and regulations; and

•	identifying activities that may be criminal in character and bringing such activities to the attention of the relevant authorities.

Oversight Activities Carried Out by Guatemalan Superintendency of Banks

The GSB appoints auditors and experts in financial supervision to carry out off-site audits of the information submitted to it by financial institutions. In addition, the GSB, taking into consideration risk parameters previously determined by the audit office, carries out on-site audits of financial institutions.

Minimum Reserve Requirements

Banking institutions are subject to a minimum reserve requirement of 14.6% over the deposits received by the institution, which must be kept in the form of immediately-available deposits with the Guatemalan Central Bank or in cash funds held in the banking institution’s vault. To verify compliance with the regulation, banking institutions must provide the GSB with a daily report detailing the minimum reserve requirement.

Loan Loss Reserves

In accordance with limitations specified by the Guatemalan Banks and Financial Groups Law and regulations issued by the Guatemalan Monetary Board, banking institutions, financial service entities, offshore entities and other financial institutions must carry out quarterly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking institutions and financial corporations must provide to the GSB monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the Guatemalan Monetary Board. Additionally, the GSB carries out on-site reviews in which it evaluates payment ability and payment fulfillment of borrowers and requests the institutions to record that necessary reserves be based on the non-payment risk.

Capital Requirements

As specified in regulations issued by the Guatemalan Monetary Board, banking institutions in Guatemala must have a minimum capital ratio of 10%. Banks must submit a weekly report to the GSB for monitoring compliance with this requirement.

Transactions with Related Parties

In its on-site reviews, the GSB verifies that financial institutions are in compliance with Guatemalan Monetary Board regulations limiting transactions between related parties. Related parties may transact business with one another provided they do so in accordance with their normal standards of business.

In particular, related parties must comply with the following:

•	the interest rate charged in financial transactions with a related party may not be lower than the weighted average charged with respect to the largest ten loans granted to non-related parties;

•	for deposits, the interest rate paid to a related party may not be higher than the weighted average paid with respect to the deposits of the ten largest non-related-party depositors;

•	the amount and terms of financing granted to a related party must be in accordance with the company’s payment capacity and under the same conditions as those granted to non-related parties;

•	any financing guarantees provided to a related party must be sufficient to provide support for payment and must be similar to requirements granted to non-related parties; and

•	any fees and charges imposed on related parties must be similar to those charged to non-related parties.

See “Related Party Transactions.”

Reports of Financial Institutions

Banking institutions must submit to the GSB the following on a weekly basis: a statement of accounting, a report setting forth values of investments, a report of asset and liability interest rates, a report concerning financial obligations of the institution and a report of foreign exchange transactions. The GSB reviews such reports as they are received.

Additionally, copies of all shareholders’ meetings minutes and board of directors’ minutes have to be sent to the GSB.

Granted Loans

Banking institutions forward on a weekly basis a written record detailing authorized credit transactions to the GSB for review.

Publication of Financial Information and of Operations

In order to keep the general public informed, financial institutions in Guatemala and the GSB must publish the following information in local newspapers.

•	On a monthly basis, banks and financial institutions are required to publish consolidated balance sheets and information regarding asset and liability interest rates. On a quarterly basis they must publish a summary of the valuation of credit assets. Financial statements must be published annually.

•	Insurance and bonding companies are required to publish quarterly financial statements.

•	On a monthly basis, the GSB is required to publish the consolidated financial statements (general balance sheet and profit and loss) of banking institutions, financial investment firms and insurance companies; the asset position of banking institutions and legal deposit in the case of financial corporations; the solvency margin of the insurance companies; fines imposed on financial institutions due to lack of compliance with current regulations; and important accounting adjustments and reclassifications required of financial institutions in audits.

Anti-Money Laundering and Counter-Terrorism Financing

Between the end of 2001 and mid-2002, new legislation was approved in Guatemala that modernized Guatemala’s legal framework in the financial sector, enhanced the powers of the regulatory and supervisory agencies, and established the legal AML framework.

The Guatemalan Anti-Money Laundering Law was enacted to prevent and control money laundering in connection with criminal activities. Issued by means of Governmental Agreement 118-2002 of the Executive Body, regulations issued by the Guatemalan President in accordance with this law went into effect on April 26, 2002. Penalties for non-compliance with anti-money laundering laws and regulations, which are set forth by the GSB in Resolution 43-2002, include fines and prison terms for bank directors or employees and the suspension or cancellation of a financial institution’s operating license.

In compliance with Article 19 of the Guatemalan Anti-Money Laundering Law, financial institutions must appoint officials in charge of monitoring the fulfillment of programs, internal procedures and obligations established in the law. Among the functions, this official must carry out the proposal of programs, regulations, proceedings and internal controls that must be adopted, developed and carried out in order to prevent the unlawful use of services and products in money laundering activities, money laundering prevention training for personnel, prepare and file reports through the Suspicious Activity Reporting System (“SARS”).

To support the fight against terrorism financing, Decree 58-2005 and Governmental Agreement 86-2006 were enacted to prevent and repress terrorism financing. Decree 58-2005 contains the Law to Prevent and Repress Terrorism Financing, which is based on the requirements and recommendations of the United Nation’s International Convention for the suppression of Terrorism Financing, the UN’s 1373 Resolution from the Security Council and the FATF 9 Special Recommendations. Approval of the Law to Prevent and Repress Terrorism Financing placed Guatemala as the first country in Central America and second in Latin America to have specific legislation concerning terrorism financing. The law provides penalties such as seizure of assets, imprisonment or imposition of fines to any director, officer, shareholder or owner of financial entities found guilty of violating it.

The agency in charge of the supervision of the financial institutions is the GSB, which initiated operations on September 2, 1946.

Intendencia de Verificación Especial

The Guatemalan Anti-Money Laundering Law also created a financial intelligence unit within the GSB named Special Verification Intendency (Intendencia de Verificación Especial). Its purpose is to monitor compliance with the Guatemalan Anti-Money Laundering Law and its regulations. The Special Verification Agency exchanges information with financial intelligence units from other countries on cases related to money laundering and/or terrorism financing; analyzes new and existing markets in order to establish patterns in money laundering and/or terrorism financing; requests and receives information related to suspicious transactions and analyzes the information obtained to confirm the existence of suspicious transactions, prepares and maintains any necessary records and statistics, imposes monetary fines for non-compliance with money laundering laws and regulations and files a claim before the appropriate authorities when there is any indication of criminal activity.

Prosecutor’s Office Against Money Laundering

The Prosecutor’s Office Against Money Laundering (Unidad Especializada Contra Lavado de Dinero u Otros Activos y Delitos Contra el Orden Tributario) is an office within the Ministerio Público of Guatemala whose purpose is to investigate money laundering related crimes and to oversee money laundering cases filed in the Guatemalan court system.

Compliance Officers in the Financial Institutions

Pursuant to the Guatemalan Anti-Money Laundering Law, financial institutions must appoint management officers to monitor compliance with anti-money laundering and anti-terrorism financing laws and regulations. These officers are responsible for:

•	proposing any programs, regulations, procedures and internal controls that must be adopted and carried out in order to prevent the unlawful use of services and products in money laundering activities and the financing of terrorism;

•	informing employees about legal and regulatory requirements as well as any existing internal procedures for the prevention and detection of money laundering and the financing of terrorism;

•	coordinating the implementation of programs, regulations and internal controls with other areas of the financial institution covered by the Anti-Money Laundering Law and the Anti-Terrorism Financing Law;

•	ensuring that all information, particularly any reports of suspicious transactions, are properly documented and forwarded to the Special Verification Agency;

•	keeping technical and legal documentation concerning the prevention and detection of money laundering and the financing of terrorism; and

•	establishing communication channels with compliance officers and organizing prevention of money laundering and terrorism financing training for personnel.

Review of Financial Institutions by External Auditors

Pursuant to Article 11 of the Regulation of the Guatemalan Anti-Money Laundering Law, which regulates certain services provided by external auditors, a financial institution must require in the servicing agreement that the external auditors issue an opinion with regards to the compliance and effectiveness of the institution’s anti-money laundering programs, regulations and procedures, as well as those related to the financing of terrorism.

Reports of Suspicious Transactions to the Special Verification Agency

Financial institutions must report financial transactions determined to be suspicious to the Special Verification Agency. Pursuant to applicable regulations, transactions are generally determined to be suspicious (i) from an AML perspective when they do not present an evident or legal economic basisand (ii) from a CTF perspective when there is no evident lawful purpose for carrying them out or when there are indicia that financing of terrorism may be involved.

Taxation

In general, banks in Guatemala are subject to the same taxes that apply to business firms. There are, however, a few exceptions. First, the Value Added Tax (VAT) is not applicable to financial services where one of the parties is a bank. From an income tax perspective, while interest on financial transactions paid to non-bank creditors requires a 10% withholding tax (Impuesto Sobre la renta por Rentas de Capital Mobiliario), interest paid to banks is not subject to such withholding but rather it is considered as part of its ordinary income and subject to general income tax at corporate level. Furthermore, Guatemalan Income Tax Law establishes a 10% capital gains tax (Impuesto Sobre la Renta por Rentas de Ganancias de Capital). Documents used in the course of a bank’s administrative operations (such as receipts or deposit slips) are not subject to stamp tax. Lastly, although technically not a tax, banks pay a contribution to the GSB in the amount of 0.10% of their assets.

Honduras

Regulatory Framework of the Financial System

The Honduran Financial System is regulated by the Honduran Financial Institutions Law (Ley de las Instituciones del Sistema Financiero), the Honduran Financial System Regulations (Ley del Sistema Financiero), the Law of the Honduran Central Bank (Ley del Banco Central de Honduras), the Honduran Monetary Law (Ley Monetaria de Honduras) and other applicable laws and regulations (collectively, the “Honduran Financial Laws”).

In accordance with the Honduran Financial Institutions Law and the Honduran Financial System Regulations, the CNBS issues regulations covering the specific operations of banking institutions and financial companies and determines how consolidated supervision is to be carried out in accordance with these regulations.

In addition, certain entities in the financial system are governed by specific financial laws. Insurance companies are governed by the Honduran Insurance Company Law (Ley de Instituciones de Seguros y Reaseguro); credit card issuers are also governed by the Honduran Credit Card Law (Ley de Tarjetas de Crédito; and foreign exchange companies are governed by the Honduran Money Exchange Law (Ley de Casas de Cambio).

Authorization of the Honduran government is required to conduct regulated financial service activities (such as banking, insurance, credit cards, among others). The CNBS, after receiving a favorable opinion from the Honduran Central Bank, has the power to authorize the establishment of new banks and financial institutions, subject to the terms of applicable regulation.

Other Laws

The Honduran Financial Institutions Law, the Honduran Financial System Regulations, and all other applicable regulations were approved by the Honduran Congress as part of a package of laws aimed at the modernization of the Honduran financial system.

Under Honduran law, Banpaís is the responsible company in our financial group, and, as such, Banpaís must comply with Article 32 of the Honduran Financial System Regulations, which provides, among other things, that (i) a responsible company within a financial group may not carry out operations that should be carried out by other corporations of the group, (ii) the responsible company may not have an equity participation in corporations that carry out activities different from the activities of the corporations that are members of the financial group and (iii) the responsible company must ensure that the corporations belonging to the financial group comply with current applicable regulation.

All Honduran banks must observe standards specified in the Honduran Commercial Code (Código de Comercio de Honduras) governing mercantile companies, debentures and commercial agreements. In addition, all banks must comply with Honduran tax law, including the Honduran Tax Code (Código Tributario), which regulates all matters related to the payment of taxes, the Honduran Income Tax Law (Ley del Impuesto Sobre la Renta), which generally imposes a 10% withholding tax on interest or dividend payments of any nature, paid by banks and financial institutions to persons or entities not domiciled in Honduras, and the Honduran Value Added

Tax Law (Ley del Impuesto sobre Ventas), which currently imposes a 15% tax on all commercial transactions, although financial services provided by banks are exempt.

Financial System Supervision

The Honduran Financial Laws establish the regulatory framework for the supervision of financial institutions. The CNBS is the supervising entity which has functional independence, the ability to exercise supervision on a consolidated basis and powers to intervene and settle distressed entities in a timely manner. The regulatory framework also governs certain offshore banking entities. In addition, the CNBS has the power to review and sanction independent external auditors of reporting entities for violation of regulations regarding the reporting of financial information.

The Honduran Banking Commission

The CNBS is responsible for overseeing the Honduran financial system, including the supervision of all authorized financial groups, including offshore banks, insurance companies, securities firms, entities whose business includes, but is not limited to, financial leases and factoring.

Duties of the Honduran Banking Commission

The duties of the CNBS are based on the international supervision standards set forth by the Basel Committee. Its main duties include:

•	inspecting and investigating financial institutions and ensuring their compliance with financial laws, regulations and rules;

•	ensuring that financial institutions maintain adequate liquidity and solvency such that they can carry out their activities in a timely and complete manner;

•	monitoring all sources of information within the supervised entities;

•	evaluating the policies, procedures, regulations and systems of regulated entities and ensuring that they have integral risk administration procedures;

•	carrying out recommendations in a manner such that the regulated institutions identify, limit and manage the risks they take;

•	ensuring that financial institutions have sufficient reserves for loan losses to cover the non-recovery risk of loans;

•	ensuring that the regulated entities provide sufficient and true information about their activities and financial positions;

•	issuing minimum standards for external auditors;

•	exchanging information with other national or international supervising entities;

•	issuing instructions to correct inadequacies or irregularities identified in its reviews;

•	imposing appropriate sanctions for non-compliance with Honduran financial laws and regulations; and

•	identifying activities that may be criminal in character and bringing them to the attention of the relevant authorities.

Oversight Activities Carried Out by the Honduran Banking Commission

The CNBS appoints auditors and experts in financial supervision to carry out off-site audits of the information submitted to it by financial institutions. In addition, the CNBS, taking into consideration risk parameters previously determined by the audit office, also carries out on-site audits of financial institutions. The following are the some of the main considerations taken into account by the CNBS in determining compliance with specific programs.

Minimum Reserve Requirements

Banking institutions are subject to a minimum reserve requirement of 12% over the deposits received by the institution in foreign currency, which must be kept in the form of immediately-available deposits with the Honduran Central Bank, plus an additional 2% that must be deposited in banks outside of Honduras with a minimum rating of “A,” along with 10% of mandatory investments. Banking institutions are subject to a minimum reserve requirement of 6% in reserves for deposits received in local currency as well as 12% of mandatory investments. Banpaís manages its liquidity on a daily basis and submits a report every 14 days to the CNBS, which verifies compliance with the regulation.

Loan Loss Reserves

In accordance with limitations issued by the CNBS, banking institutions, financial service entities, offshore entities and other financial institutions must carry out monthly delinquency assessments of their credit and record reserves based on estimates of non-recoverability. Banking and financial institutions must provide the CNBS with monthly reports concerning outstanding credits in effect and movements and appraisals of credit portfolios in accordance with criteria specified by the CNBS. In addition, the CNBS carries out on-site reviews in which it evaluates payment ability and payment fulfillment of borrowers and requests the institutions to record that necessary reserves be based on the non-payment risk.

The most recent Honduran resolutions require banking institutions to maintain 100% coverage over their NPL at all times.

Capital Requirements

As specified in regulations issued by the Honduran Central Bank and the CNBS, banking institutions in Honduras must have a minimum capital ratio of 10%. Banking institutions must submit a monthly report to the CNBS and the Honduran Central Bank for monitoring compliance with this requirement.

Transactions with Related Parties

In its on-site reviews the CNBS verifies that financial institutions are in compliance with regulations limiting transactions between related parties. Related parties may transact business with one another provided they do so in accordance with their normal standards of business. See “Related Party Transactions.”

Reports of Financial Institutions

Banking institutions must submit a report to the Honduran Central Bank detailing loans granted to related parties in amounts greater than 3% of such institution’s capital stock, and prior authorization from the Honduran Central Bank is required when such loans are to be granted in amounts equal to or greater than 3% of the institution’s capital stock.

Additionally, copies of all shareholders’ meetings minutes and board of directors’ meeting minutes must be made available to the CNBS.

Loans Granted

Banking institutions forward on a weekly basis a written record detailing authorized credit transactions to the CNBS for review.

Publication of Financial Information and of Operations

In order to keep the general public informed, banking and financial institutions in Honduras and the CNBS must publish the following information in local newspapers:

•	On a quarterly basis, banking and financial institutions are required to publish consolidated balance sheets and on a monthly basis information regarding asset and liability interest rates. On a quarterly basis they must publish a summary of the valuation of credit assets. Financial statements must be published annually.

•	Insurance and surety companies are required to publish quarterly financial statements.

•	On a monthly basis, the CNBS is required to publish the consolidated financial statements (general balance and statement of results) of banking and financial institutions and insurance companies; the asset position banking and financial institutions; the solvency margin of the insurance companies; fines imposed on financial institutions due to lack of compliance with current regulations; and important accounting adjustments and reclassifications required of financial institutions in audits.

Anti-Money Laundering and Counter-Terrorism Financing

The Honduran Anti-Money Laundering Law was enacted to prevent and control money laundering in connection with criminal activities. Regulations issued by the CNBS in accordance with this law went into effect on November 8, 2002. The law broadened the scope of money-laundering activities to include the transfer of assets obtained from arms trafficking, drugs, human and human organ trafficking, vehicle theft, kidnapping, bank fraud, terrorism and any proceeds that lacked a legal economic source.

The Honduran Anti-Money Laundering Law created the Financial Intelligence Unit (Unidad de Información Financiera) within the CNBS. On October 29, 2002, the CNBS through Resolution No.869 / 29.10.2002, CNBS Circular No.052 / 2002, issued the Regulations to Prevent and Detect the Unlawful Use of Financial Services in Money Laundering (Reglamento para la Prevención y Detección del Uso Indebido de los Servicios y Productos Financieros en el Lavado De Activos), which established the regulations, proceedings and internal controls suitable to achieve the objective of implementing know-your-customer policies and keeping updated records and reports of atypical financial transactions to prevent and detect money laundering activities.

The CNBS has developed a national network for the prevention, control and surveillance of money-laundering activities. Penalties for non-compliance with anti-money laundering laws and regulations include fines or jail time for bank directors or employees and the suspension or cancellation of a financial institution’s license. Banking and financial institutions must require that their external auditors issue an opinion with regards to the compliance and effectiveness of the institution’s anti-money laundering programs and procedures.

The Honduran Counter-Terrorism Law (Ley contra el Financiamiento de Terrorismo) was enacted to prevent the financing of terrorist activities. In addition, the Inter-Institutional Commission for the Prevention of Money Laundering and Terrorism Financing (Comisión Interinstitucional para la Prevención del Lavado de Activos y Financiamiento del Terrorismo) was created by executive decree to oversee the prevention of such activities in conjunction with resolutions issued by the United Nations, the Organization of American States and other international bodies.

On August 30, 2011, the CNBS, by means of FIU Resolution No. 1537 / 30-08-2011, CNBS Circular No. 227/2011, issued the Regulations for the Prevention and Detection of Terrorist Financing (Reglamento para la Prevención y Detección del Financiamiento del Terrorismo). Article 5 of this regulation establishes the appointment of a Compliance Officer at a managerial level with sufficient independence and autonomy to effectively coordinate the compliance and monitoring activities related to the prevention of money laundering.

Taxation

In general, banks in Honduras are subject to the same taxes that apply to business firms. There are, however, a few exceptions. First, the Value Added Tax (VAT) is not applicable to financial transactions where one of the parties is a bank. From an income tax perspective, while interest on financial transactions paid to non-bank creditors requires a 10% withholding tax, interest paid to banks is not subject to such withholding but rather it is considered as part of its ordinary income and subject to general income tax at corporate level. Furthermore, Honduran Income Tax Law establishes a 10% capital gains tax. Documents used in the course of a bank’s administrative operations (such as receipts or deposit slips) are not subject to stamp tax. Lastly, although technically not a tax, banks pay an annual contribution to the CNBS in the amount of 1.00% of their net assets and 0.25% of their deposits to the Deposit Insurance Fund (Fondo de Seguro de Depósitos).

El Salvador

Regulatory Framework of the Financial System

The structure of the Salvadoran Financial System is comprised of two autonomous governmental entities: the Salvadoran Central Bank and the SSF.

The Salvadoran Law of Regulation and Supervision of the Financial System (Ley de Supervisión y Regulación del Sistema Financiero), passed in August 2011, sought to foster the stability and development of the financial system and consolidate the previously known Superintendency of the Financial System (Superintendencia del Sistema Financiero), the Superintendency of Securities (Superintendencia de Valores), and Superintendency of Pensions (Superintendencia de Pensiones) into a single entity that would incorporate the macroeconomic and financial expertise of the Salvadoran Central Bank with the supervisory roles of the predecessor entities. This entity became the SSF.

The Salvadoran Law of Regulation and Supervision of the Financial System provides that the SSF shall supervise all the participants of the financial system and confers to the Salvadoran Central Bank the power to approve the necessary prudential legal framework.

The legal framework applies to the following supervised entities:

•	banking operations carried on by the Salvadoran Central Bank, the administration of the liquidity reserve and of its own reserves;

•	banks established in El Salvador, their offices abroad and subsidiaries; branches and offices of foreign banks established in the country;

•	corporations that under the law are members of a financial group, or that the SSF declares as such, including both controlling companies as well as member corporations;

•	entities that manage pension funds;

•	insurance companies, their offices abroad and subsidiaries; branches and offices of foreign insurance companies established in the country;

•	stock exchange companies, securities exchange brokerage firms, companies specialized in the deposit and custody of securities, statistical rating organizations, institutions that provide auxiliary services to the stock market, values appraisal companies and general and bonded warehouse companies;

•	co-operative banks, savings and loan associations, and federations regulated by the Co-operative Banks and Savings and Loan Associations Act (Ley de Bancos Cooperativos y Sociedades de Ahorro y Crédito);

•	mutual guarantee societies and its local counter-guarantees;

•	companies that provide supplementary services to the services rendered by the members of the financial system, particularly those in which they act as investors;

•	companies that manage or operate payment systems and securities settlement systems;

•	the Social Housing Trust (Fondo Social para la Vivienda) and the National Popular Housing Trust (Fondo Nacional de Vivienda Popular);

•	the State Employees Retirement System (Instituto Nacional de Pensiones de los Empleados Públicos) and the Salvadoran Institute of Social Security (Instituto Salvadoreño del Seguro Social) the latter in matters of the Public Retirement System (Sistema de Pensiones Público), the Professional Risks Regime (Régimen de Riesgos Profesionales) and the technical health reserves;

•	the Social Security Institute of the Armed Forces (Instituto de Previsión Social de la Fuerza Armada);

•	Bank for Agricultural Promotion (Banco de Fomento Agropecuario), the Mortgage Bank of El Salvador (Banco Hipotecario de El Salvador, S.A.) and the Development Bank of El Salvador (Banco de Desarrollo de El Salvador);

•	the Salvadoran Investment Corporation (Corporación Salvadoreña de Inversiones);

•	foreign currency exchange companies;

•	securitization companies;

•	all acts and regulations regarding the Deposits Insurance Institute (Instituto de Garantía de Depósitos) and the Financial Health and Strengthening Fund (Fondo de Saneamiento y Fortalecimiento Financiero);

•	brokerage houses of products and services; and

•	other entities, institutions and operations considered by law.

Anti-Money Laundering and Counter-Terrorist Financing

On December 10, 1998, Decree 498 was issued with the purpose of creating the conditions to prevent, control, monitor and sanction the laundering of money and assets in El Salvador. In addition, as of January 21, 2000, the regulations for the Salvadoran Law Against the Laundering of Money and Assets came into effect as issued by Governmental Agreement No. 2 of the Executive Body. Their purpose is to establish the regulations, proceedings and internal controls required to achieve the objectives of the Salvadoran Law Against the Laundering of Money and Assets.

In compliance with Article 14 of the Salvadoran Law Against the Laundering of Money and Assets, financial institutions must appoint managerial officials who will be in charge of monitoring the fulfillment of programs, internal procedures and obligations established in such law. Among the functions this official must carry out are the proposal of programs, regulations, proceedings and internal controls that must be adopted, developed and carried out in order to prevent the unlawful use of services and products in money laundering activities and money laundering prevention training for personnel.

The agency in charge of the supervision of the financial institutions in El Salvador is the SSF. The Salvadoran Legislature approved Legislative Decree No.592 dated January 14, 2011, which is the new Law on Regulation and Supervision of the Financial System and implemented a legal framework governing the SSF. It established the SSF as a single supervisory body, which integrates the functions of supervision of the financial system, pensions and securities, and is also responsible for overseeing and supervising the compliance with AML/CTF laws.

The oversight and supervision of compliance with AML/CTF laws is the responsibility of the Financial Intelligence Unit of the SSF.

Banking Institutions

Banking institutions in El Salvador are primarily regulated by the Salvadoran Banking Law (Ley de Bancos) which became effective in October 1999. This law provides a legal framework based on international banking principles of regulation and supervision in order to create conditions favorable to a strong and competitive financial system, which can be integrated to global markets.

Banking Regulations

According to Salvadoran banking regulations, banking institutions must be established with no fewer than ten charter members, as fixed capital corporations, divided in nominative shares of capital stock and have the initial capital fully subscribed and paid-in.

Currently, the minimum founding capital for the founding of a banking institution is equal to US$17.3 million pursuant to the resolution of the SSF’s board of directors dated as of December 19, 2012. Such capital requirements are updated every two years in accordance with the Salvadoran Banking Law.

Other Laws and Applicable Regulations

To ensure a stable system, within a wide range of acts and regulations, the following are also applied to banking institutions:

•	Consumer Protection Law (Ley de Protección al Consumidor)

•	Salvadoran Law Against the Laundering of Money and Assets

•	Usury Law (Ley Contra la Usura)

•	Labor Code (Código de Trabajo)

•	Tax Laws (Leyes Tributarias)

•	Commercial Code (Código de Comercio)

•	Credit Card Law (Ley del Sistema de Tarjetas de Crédito)

•	Financial Leasing Law (Ley de Arrendamiento Financiero)

From time to time, the SSF issues regulations that may or may not be consistent with applicable accounting principles in El Salvador.

All regulations issued prior to the enactment and coming into force of the Salvadoran Law of Regulation and Supervision of the Financial System are still valid. With the goal of approving technical standards and guidelines as well as setting corresponding technical criteria for banks, once the Salvadoran Law of Regulation and Supervision of the Financial System became effective, the “Standards Committee”(Comité de Normas) within the Salvadoran Central Bank came into being as well.

The Bahamas

Banking and Supervision Regulation

In order to carry out banking business from The Bahamas, all banks must be licensed by the Central Bank of The Bahamas pursuant to The Bahamas’ Banks and Trust Companies Regulation Act (as amended) and the Central Bank of The Bahamas Act (“Bahamas Banking Law”). Our subsidiary, Westrust Bank, operates pursuant to a public banking and trust license under The Bahamas Banking Law, which permits it to conduct banking and trust business anywhere in the world but restricts activities in The Bahamas to banking and trust activities only in furtherance of the licensee’s offshore activities.

The Central Bank of The Bahamas was established in 1974 with responsibility for, among other tasks, supervising the banking and trust industry in The Bahamas.

Westrust Bank is required to provide a copy of its audited annual accounts to the Central Bank of The Bahamas and to publish the same in a local newspaper in The Bahamas within four months of the end of its fiscal year end. The Central Bank of the Bahamans has a duty to maintain a general review of banking and trust practice in The Bahamas, to carry on investigations and physical inspections to determine that each licensee is in a sound financial position, to investigate any offense against the laws of The Bahamas which it has reasonable grounds to believe has, or may have been, committed by a licensee or any of its directors or officers in their capacity as such, and to examine accounts and audited accounts forwarded to it. Violations of certain provisions of The Bahamas Banking Law are subject to administrative sanctions (including cancellation of licenses), fines and criminal penalties.

Confidentiality

Westrust Bank is subject to two confidentiality regimes applicable in The Bahamas: English common law, pursuant to which a bank is under a duty to keep its customers’ affairs confidential, and statute, whereby the Banks and Trust Companies Regulation Act (“The Bahamas Companies Act”) makes it a criminal offense, among others, to divulge certain information. Unless an exemption under The Bahamas Companies Act applies, any person in possession confidential information who divulges it is guilty of an offense and liable on conviction to a fine or a term of imprisonment.

Subject to certain exceptions, The Bahamas Companies Act is deemed to apply to all information with respect to the identity, assets, liabilities, transactions or accounts of a customer of a licensee and to any director, officer, employee, or agent of any licensee or former licensee; attorneys, consultants or auditors of the Central Bank of The Bahamas or employees or agents of any of the above; attorneys, consultants, auditors, receivers or liquidators or employees or agents of any of the above of any licensee or former licensee; auditor of any customer of any licensee or former licensee or employee or agent of such auditor; the Inspector of the Central Bank of The Bahamas; any supervisory authority (which would include a foreign entity charged with the responsibility of conducting consolidated supervisions of banking and trust business by organizations licensed in its home country), or employee, director, officer or agent of such supervisory authority.

The confidentiality provisions of The Bahamas Companies Act have no application to the seeking, divulging, or obtaining of confidential information in the following circumstances: (1) in compliance with the direction of a court of competent jurisdiction in The Bahamas; (2) for the purpose of the performance of a person’s duties or the exercise of his functions under The Bahamas Companies Act; (3) for the purpose of the performance of his duties within the scope of his employment (4) for the purpose of enabling or assisting the governor of the Bahamas Central Bank to exercise his functions under The Bahamas Companies Act; or (5) to a person with a view to the institution of, or for the purpose of (a) criminal proceedings (b) disciplinary proceedings whether within or outside The Bahamas, relating to the exercise by an attorney, auditor, accountant, appraiser or actuary of his professional duties; or (c) disciplinary proceedings relating to the discharge by a public officer or a member or employee of the Central Bank of The Bahamas of his duties.

Under Section 9 of The Bahamas Companies Act, the Inspector of the Central Bank of The Bahamas is entitled, in the performance of his functions under The Bahamas Companies Act (which include a duty of general supervision of banking and trust practices in The Bahamas and the assisting in the investigation of any offense against the laws of The Bahamas which it has reasonable grounds to believe has or may have been committed by a bank or by any of its directors or officers in such capacity), at all reasonable times, to have access to such books, records, vouchers, documents, cash and securities of any bank; (b) to request any information or explanation from the manager of any licensee; and (c) to call upon the auditors for any licensee for its reports, working papers information or explanation and to require the auditor to report to the Inspector or to require the auditor to make a particular examination relating to the adequacy of the procedures adopted by a licensee.

Anti-Money Laundering

In 2000, the government of The Bahamas reviewed the financial system legislation in order to promote new laws. These new laws provide a better and more complete supervision of financial institutions, and at the same time establish a more coordinated and deterrent system against money laundering and other criminal acts in the financial sector.

The laws increase the capabilities of the governor of the Central Bank of the Bahamas to issue and revoke licenses and permits, promote sharing information with other regulators as a supervision measurement, update banking supervision, including, but not limiting to, on-site inspections of banks and fiduciary societies, as well as inspections of international approved supervision authorities, revise know your client (“KYC”) requirements and suspicious and unusual transactions reports, establish a Financial Intelligence Unit, introduce a licensing system for the providers of financial and commercial services, such as lawyers, accountants, and management companies and abolish all bearer shares of the international business companies in the Bahamas.

At the end of 2003, the government of The Bahamas adopted a series of amendments to the Law of Financial Transactions Information and the Financial Transactions Report, which served as a basis for the financial institutions that pursue a due diligence approach based on risk measures and anti-money laundering procedures. The amendments align the Bahamas KYC regime with FATF, and the recommendations issued in June 2003 by the FATF were reviewed, with a special focus on the application of a risk rating framework to evaluate the risk of money laundering.

In 2004 the Parliament enacted the Anti-Terrorism Law, which included various recommendations by the FATF. Aside from defining terrorism crime and typifying financial terrorism as a crime, the law mandates the seizure and confiscation of terrorist assets and the submission of reports of suspicious transactions related to the financing of terrorism and strengthens existing mechanisms for the cooperation between The Bahamas and other countries.

MANAGEMENT

General

Our business and affairs are managed by our board of directors in accordance with our articles of incorporation and Panamanian corporate law. Our articles of incorporation provide that our board of directors will be comprised of no fewer than nine and no more than 12 directors. Our board of directors is comprised of ten directors and their alternates, of which three are independent directors. As of the date hereof, we have ten directors, of which three are independent directors. The term of our current board of directors will expire on the earlier of May 25, 2016 and the date on which we hold our next annual general shareholders’ meeting.

At our shareholders’ meeting held on May 25, 2015, our shareholders approved a reduction in the number of members of our board of directors from 11 to ten directors. If a director resigns or otherwise becomes unable to continue with his or her duties, a majority at a shareholders’ meeting may appoint another person to serve as director for the remaining term.

Our board of directors may set up specialized committees to analyze specific issues and advise the board of directors on those issues, in addition to those committees established in our articles of incorporation. Except for our executive committee, see “—Board Committees—Executive Committee,” the committees are advisory bodies only and decision-making remains the responsibility of the board of directors. Our articles of incorporation and the board of directors determine the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our board of directors meets at least quarterly and when called by the Chairman, Vice-Chairman or any two directors. Resolutions must be adopted by a majority of the directors present at the meeting; for a meeting to be valid, at least 50% of the members of the board of directors have to be present.

Additionally, each of our principal subsidiaries is managed by a board of directors pursuant to its governing documents and applicable local law and regulations. In certain instances, members of our board of directors and our executive officers may also serve on the boards of directors or board committees of our subsidiaries, such as the members of our executive committee that also constitute the executive committee of Banco Industrial.

Board of Directors

Our current board of directors consists of ten members, three of whom are independent under our articles of incorporation and pursuant to NYSE standards. The following table sets forth the composition of the board of directors as of the date of this prospectus. Our board of directors meets at least four times a year and the business address of our directors is Federico Boyd Avenue No. 18 and 51st Street, Scotia Plaza, 11th Floor, Panama City, Panama, 0816-03356.

Name of Director	Age	Position
Juan Miguel Torrebiarte Lantzendorffer	74	Chairman
Julio Ramiro Castillo Arévalo	53	Vice-Chairman
Federico Köng Vielman	73	Director
José Antonio Arzú Tinoco	51	Director
Juan Alfonso Solares Camacho	53	Director
José Luis Gabriel Abularach	94	Director
Tomás José Rodríguez Schlesinger	51	Director
José Santiago Molina Calderón	74	Independent Director*
Francisco Roberto Gutiérrez Martínez	71	Independent Director*
Ricardo Emilio Molina Barascout	62	Independent Director*
David Víctor Benchoam Perera	86	Alternate Director for Mr. Torrebiarte

Name of Director	Age	Position
Juan Luis Bosch Gutierrez	63	Alternate Director for Mr. Castillo
Jose Andrés Castillo Arenales	50	Alternate Director for Mr. Köng
Jose Roberto Bouscayrol Lemus	75	Alternate Director for Mr. Arzú
Eduardo Antonio Herrera Alvarado	72	Alternate Director for Mr. Solares
Juan Antonio Godoy Barrios	48	Alternate Director for Mr. Rodríguez
Ernesto José Viteri Arriola	60	Alternate Director for Mr. Gabriel
Carlos Humberto Alpirez Perez	86	Alternate Independent Director* for Mr. Molina
Mario Alberto García Lara	51	Alternate Independent Director* for Mr. Gutierrez
Raúl Andrés Olivero Arroyo	61	Alternate Independent Director* for Mr. Molina Barascout

*	For more information on director independence, see “Description of Share Capital and Articles of Incorporation—Election of Directors.” For information on share ownership of our directors, see “Principal Shareholders.”

Juan Miguel Torrebiarte Lantzendorffer has served as our Chairman since our formation; he is also member of the board of directors of Banco Industrial, Banpaís and BI El Salvador. Mr. Torrebiarte is an entrepreneur and a former president of the Guatemalan Industrial Chamber. He previously served on the board of Cementos Progreso S.A., and he currently serves on the board of directors of Palmas del Ixcan S.A. and Agrocaribe S.A. He holds a Bachelor’s degree in Economics from the Universidad de San Carlos de Guatemala.

Julio Ramiro Castillo Arévalo has served as one of our directors since our formation; he is also a member of the board of directors of Banco Industrial, Banpaís and BI El Salvador. Mr. Castillo is an entrepreneur and is currently a board member of various licensed automobile and motorcycle dealerships in Guatemala, such as Honda and Fahonda S.A. He is also active in the real estate development industry. Mr. Castillo holds a bachelor’s degree in Business Administration from Universidad Mariano Galvez.

Federico Köng Vielman has served as one of our directors since 2014. Mr. Köng is a businessman and is currently the director and manager of several corporations in the edible oils, fat and soap industries. He holds a Bachelor’s degree in Letters and Science from the Instituto Nacional de Varones.

José Antonio Arzú Tinoco has served as one of our directors since 2010 and is also member of the board of Banco Industrial, Banpaís and BI El Salvador. Mr. Arzú is an advisor for several companies in the retail and commercial real estate industry. Mr. Arzú studied Business Administration at Universidad Francisco Marroquín.

Juan Alfonso Solares Camacho has served as one of our directors since 2014. Mr. Solares is a businessman and the chairman of the board of directors of Laboratorios Químicos Farmacéuticos Lancasco S.A. He is also a former member of the board of directors of the Guatemalan Industrial Chamber and a non-practicing partner of Consortium Centro América Abogados, counsel for the underwriters. Mr. Solares holds an Attorney at Law degree from Universidad Marroquín.

Jose Luis Gabriel Abularach has served as one of our directors since 2007 and is also member of the board of directors of Banco Industrial. He is a businessman and chairman of the board of directors of Aceros de Guatemala, S.A., the largest steel manufacturer in Guatemala.

Tomás José Rodríguez Schlesinger has served as one of our directors since 2007 and is also member of the board of directors of Banco Industrial, Banpaís and BI El Salvador. He is a businessman and currently CEO of Distribuidora Electrónica, S.A., the exclusive distributor of Sony in Guatemala. He holds a Masters in Business Administration from Georgetown University.

José Santiago Molina Calderón has served as one of our directors since 2007. Mr. Molina has served on the board of directors of several companies, including Azucarera Guatemalteca, S.A., Molino San Carlos S.A., Bolsa

de Valores Nacional S.A. He is the former chief executive officer, chairman and director of Ingenio La Unión S.A and is also former director of the steering council at Universidad del Istmo. Mr. Molina holds a Bachelor’s degree in Economics from the Universidad San Carlos de Guatemala.

Francisco Roberto Gutiérrez Martínez has served as an alternate independent director since 2013. Mr. Gutiérrez has served, in the last five years, as CEO of Gutiérrez y Cía S.A. (a commercial enterprise located in Quetzaltenango) and president of the Board of FUNDAP (a social economic Foundation). Mr. Gutiérrez is also president of the board of the National Network of Promotion Groups (institutions that promote employment and business opportunities). Mr. Gutiérrez is a chemical engineer, with a degree in business administration and a Ph.D. in sociology and Political Science from Universidad de Salamanca, Spain.

Ricardo Emilio Molina Barascout has served as an independent director since May 2015. Mr. Molina has been an independent business consultant since 2013; he was an audit partner of PricewaterhouseCoopers until 2013 and previously served as a chief financial officer of Kellogg’s de Centroamérica, S.A. Mr. Molina holds a B.S. in Accounting and Auditing from Universidad Rafael Landivar.

David Víctor Benchoam Perera has served as one of our alternate directors since our formation. Mr. Benchoam is an industrialist and was the director of Fábrica de Tejidos Iris S.A. until 2009. He holds a degree in Letters and Science from Instituto Nacional de Varones.

Juan Luis Bosch Gutiérrez has served as one of our alternate directors since our formation. Mr. Bosch is an industrialist and a former president of the board of directors of the Guatemalan Industrial Chamber. Currently, he serves as board member in various companies of Corporación Multi-inversiones. Mr. Gutierrez studied mechanical engineering at Universidad Rafael Landívar.

Jose Andrés Castillo Arenales has served as one of our alternate directors since our formation. Mr. Castillo is an industrialist and is currently a director of the board of directors of Continental Motores S.A. (Volkswagen distributor in Guatemala) and of La Panadería S.A., a corporation in the Guatemalan food industry. He holds a law degree from Universidad Francisco Marroquín.

José Roberto Bouscayrol Lemus has served as one of our alternate directors since our formation. Mr. Bouscayrol is an industrialist and is currently the president of Repinsa, S.A. and a director of Grupo Hoteles Camino Real. He holds a Bachelor’s degree in Business Administration from the Menlo School of Business.

Eduardo Herrera Alvarado has served as one of our alternate directors since our formation. Mr. Herrera also has experience in the construction industry and is currently a director in several companies including Naturalísimo S.A. and Ingenio Pantaleon S.A. He holds a degree in engineering from Universidad de San Carlos de Guatemala.

Juan Antonio Godoy Barrios has served as a director since April 2, 2008. Mr. Godoy is an industrialist and is currently the chief executive officer of Inmobiliara Godoy S.A. and Farmacias Godoy S.A. Mr. Godoy holds a degree in engineering from the Universidad Rafael Landívar.

Ernesto José Viteri Arriola has served as one of our alternate directors since our formation. Mr. Viteri is a partner of the law firm Viteri & Viteri. He holds a law degree from Universidad Rafael Landivar and a Master of Laws Degree in Comparative Jurisprudence from New York University.

Carlos Humberto Alpirez Perez is one of our directors since 2007. Mr. Alpirez is the former governor of the Guatemalan Central Bank and current treasurer of Fundación Ramiro Castillo Love. He holds a degree in economics from Universidad de San Carlos de Guatemala.

Raul Andrés Olivero Arroyo has served as an independent director since May 2015. Mr. Olivero has been a founding partner of the law firm Bufete Olivero since 1988. He is also a frequent consultant for major companies, associations and private foundations in Guatemala. Mr. Olivero holds a law degree from Universidad Francisco Marroquin.

Mario Alberto García Lara has served as an independent director since May 2015. Mr. García was a managing partner of Consultores para el Desarrollo, S.A., an economics consulting firm until May 2015; he is also a former vice-chairman of the Monetary Board and the Bank of Guatemala, where he also served as economic department chief, technical board coordinator and economic studies director. Mr. García is a member of the board of directors of the National Institute of Statistics (INE) and the National Finance Corporation (CORFINA). Mr. García holds a Bachelor’s degree in economics from Universidad Rafael Landivar and a Master in Economic Policy from the University of Illinois.

Executive Officers

The following table sets forth the information concerning our executive officers:

Name	Age	Position
Diego Pulido Aragón	70	President and Chief Executive Officer
Luis Fernando Prado Ortíz	45	International Division Manager
Luis Rolando Lara Grojec	50	Corporate Banking Division Manager
Edgar René Chavarría Soria	52	Retail Banking Division Manager
Hermann Federico Girón Délery	46	Insurance Division Manager
Juan Carlos Martínez Noack	50	Technology Division Manager
Edgar Abel Girón Monzón	56	Internal Control Division Manager
Ricardo Elías Fernández Ericastilla	44	Operations Division Manager*

*	Mr. Fernández serves as our principal financial and accounting officer.

Our executive officers have between 15 to 47 years of experience in the banking industry. The business address of our executive officers is Federico Boyd Avenue No. 18 and 51st Street, Scotia Plaza, 11th Floor, Panama City, Panama, 0816-03356.

Diego Pulido Aragón has served as our Chief Executive Officer since our incorporation. He has worked for Banco Industrial for 42 years, during which he has held several management positions within Banco Industrial. Since May 1998, Mr. Pulido has served as President and Chief Executive Officer of Banco Industrial, as well as a director of Seguros El Roble, Visanet, Prefiero, Almacenadora Integrada, Westrust Bank and Financiera Industrial. Mr. Pulido holds a Masters in Business Administration from Instituto Centroamericano de Administración de Empresas (“INCAE Business School”).

Luis Fernando Prado Ortíz has served as our International Division Manager since our incorporation. He has worked for Banco Industrial for 20 years, during which he has held positions such as Manager of Serminsa, retail banking manager, Manager of the International Division and General Manager of Westrust Bank. Mr. Prado holds a Masters in Business Administration from INCAE Business School.

Luis Rolando Lara Grojec has served as our Corporate Banking Division Manager since our incorporation, and also serves as Corporate Banking Division Manager of Banco Industrial. He has worked for Banco Industrial for 22 years, during which he has held positions such as Project Manager, General Director of Mercado de Transacciones S.A. and Assistant to the General Director. Mr. Lara has also served as chairman of the board of directors of the Banking Association of Guatemala and currently serves as chairman of the board of directors of the Guatemalan Stock Exchange (Bolsa Nacional de Valores de Guatemala). Mr. Lara holds a Masters in Business Administration from INCAE Business School.

Edgar René Chavarría Soria has served as our Retail Banking Division Manager since our incorporation and also serves as Retail Banking Division Manager of Banco Industrial. He has worked for Banco Industrial for 23 years, during which he has held positions as Manager of Almacenadora Integrada S.A., Brokerage Firm Manager, Manager of Mercado de Transacciones S.A., Customer Relations Manager, Assistant to the General Manager and Financial Division Manager. Mr. Chavarría holds a Masters in Business Administration from INCAE Business School.

Hermann Frederico Girón Délery has served as our Insurance Division Manager since our incorporation. He has worked for Banco Industrial for 20 years, during which he has held management positions in Mercado de Valores, S.A., Contecnica and was in charge of new project development at Banco Industrial S.A. Mr. Girón also serves as the General Manager of Seguros El Roble and Fianzas El Roble, a position he has held since 2002. Mr. Girón holds a Bachelor’s degree in Marketing from Louisiana State University and a Masters in Business Administration with a concentration in finance from the University of Texas at Austin.

Juan Carlos Martínez Noack has served as our Technology Division Manager since our incorporation and also serves as the Technology Division Manager of Banco Industrial. He has worked for Banco Industrial for 21 years, during which he has held several management positions within the bank including General Manager of Contecnica and Assistant to the General Manager. Mr. Martínez holds a Masters in Business Administration from INCAE Business School.

Edgar Abel Girón Monzón has served as our Internal Control Division Manager since our incorporation and also serves as the Internal Control Division Manager of Banco Industrial. He has worked for Banco Industrial for 30 years, during which he has held several management positions including General Coordinator of External Auditing, Assistant to the Corporate Operations Management Area, Financial Manager of Contecnica and Assistant General Manager. Mr. Girón holds a Masters in Business Administration from Escuela Superior de Economía y Administración de Empresa or ESEADE, Universidad Francisco Marroquín.

Ricardo Elías Fernández Ericastilla has served as our Operations Division Manager since our incorporation and also serves as Operations Division Manager of Banco Industrial. He has worked for Banco Industrial for 15 years, during which he has held such positions as Manager of the Mortgage Loans Department, Manager of Almacenadora Integrada and Manager of Contecnica. Mr. Fernández holds a Masters in Business Administration from INCAE Business School.

The following table sets forth the information concerning the Chief Executive Officers of our principal banking subsidiaries:

Name	Age	Position
Diego Pulido Aragón	70	Chief Executive Officer of Banco Industrial
María del Rosario Selman-Housein López	46	Chief Executive Officer of Banpaís
María Alicia Mayorga de Pérez Avila	51	Chief Executive Officer of BI El Salvador

Diego Pulido Aragón. See “—Executive Officers” above.

María del Rosario Selman-Housein López has served as Chief Executive Officer for Banpaís since 2008. She previously worked for Banco Cuscatlan for 14 years most recently as General Manager for Banco Cuscatlan de Honduras, S.A. Ms. Selman-Housein has a law degree with a minor in Commercial Law from the Universidad Nacional Autónoma de Honduras and a Masters in International Business and Marketing from Universidad Tecnologica Centroamericana.

María Alicia Mayorga de Pérez Avila has been the Chief Executive Office of BI El Salvador since its incorporation. She holds an Executive MBA from INCAE and a Bachelor’s degree in Business Administration.

Board Committees

Our articles of incorporation provide for an executive committee, an audit committee and a corporate practices committee, as described below. In addition, our articles of incorporation establish that our board of directors may set up specialized committees to analyze specific issues and advise the board of directors on those issues. Each committee must be comprised of three or more directors.

We also benefit from the expertise of the committees established by the boards of directors of our subsidiaries, including risk management, credit, compliance, technology, ethics, business continuity, corporate governance and personnel committees.

Executive Committee

Our executive committee is comprised of no fewer than seven and no more than nine members and their respective alternate members, as designated by our board of directors. Currently, the executive committee has seven members and none of its members are independent directors.

Our articles of incorporation have delegated and our board of directors may delegate certain of its powers to the executive committee. Consequently, our executive committee makes decisions on matters that ordinarily would be resolved by our board of directors. The executive committee has substantially the same duties and authority as our board of directors, except for certain provisions expressly contemplated in our articles of incorporation, for instance: removal of our President and Chief Executive Officer, granting a waiver for a director to act in favor of his personal interest, defining policies related to the internal audit of our company, approving financial statements, approving the terms and conditions of any public offering and resolving to sell shares of our company, among others, see “Description of Share Capital and Articles of Incorporation—Authority of Our Board of Directors.”

Our executive committee is required to meet at least quarterly but may meet more frequently if deemed necessary. In addition, because some of the board of directors of our subsidiaries, such as Banco Industrial, are comprised of certain of the same members as our executive committee, members of our executive committee meet more frequently to discuss the operations of our subsidiaries.

The following table sets forth our executive committee members and their alternates.

Name of Director	Age	Position
Juan Miguel Torrebiarte Lantzendorffer	73	Chairman
Julio Ramiro Castillo Arevalo	53	Vice-Chairman
Federico Köng Vielman	73	Director
José Antonio Arzú Tinoco	51	Director
Juan Alfonso Solares Camacho	53	Director
José Luis Gabriel Abularach	94	Director
Tomás José Rodríguez Schlesinger	51	Director
David Víctor Benchoam Perera	86	Alternate Director for Mr. Torrebiarte
Juan Luis Bosch Gutierrez	63	Alternate Director for Mr. Castillo
Jose Andrés Castillo Arenales	50	Alternate Director for Mr. Köng
Jose Roberto Bouscayrol Lemus	75	Alternate Director for Mr. Arzú
Eduardo Herrera Alvarado	72	Alternate Director for Mr. Solares
Ernesto José Viteri Arriola	60	Alternate Director for Mr. Gabriel
Juan Antonio Godoy Barrios	48	Alternate Director for Mr. Rodríguez

Audit Committee

Our audit committee is comprised of no fewer than three independent members designated by our board of directors, who are independent under NYSE standards. The Chairman of this committee may only be appointed or removed by a resolution passed at our general ordinary shareholders’ meeting.

Our audit committee is responsible for:

•	supervising our outside auditors;

•	analyzing the audit reports prepared by our accountants;

•	informing the board of directors about existing internal controls;

•	supervising related party transactions;

•	requiring our executives to prepare reports when necessary;

•	informing the board of directors of any irregularities that it encounters;

•	supervising the activities of our executive officers; and

•	providing an annual report to our board of directors.

The following table sets forth our audit committee members.

Name of member	Name of alternate member
Ricardo Emilio Molina Barascout	Carlos Humberto Alpírez Pérez
Francisco Roberto Gutiérrez Martínez	Mario Alberto García Lara
José Santiago Molina Calderón	Raul Andrés Olivero Arroyo

Ricardo Emilio Molina Barascout is a financial expert in accordance with NYSE rules and independent under NYSE standards.

Our audit committee meets at least once every 90 days, but it can also meet more frequently on recommendation by our board of directors or our Chief Executive Officer or the internal auditor.

Corporate Practices Committee

Our corporate practices committee is comprised of no fewer than three members designated by our board of directors. The Chairman of our corporate practices committee may only be appointed or removed by a resolution passed at a general ordinary shareholders’ meeting.

Our corporate practices committee is responsible for:

•	giving opinions to the board of directors with respect to management practices and operations;

•	requesting and obtaining opinions from independent third-party experts;

•	calling shareholders’ meetings;

•	providing assistance to the board of directors in the preparation of annual reports; and

•	submitting an annual report to the board of directors.

The following table sets forth our corporate practices committee members.

Name of member	Name of alternate member
José Santiago Molina Calderón	Francisco Roberto Gutiérrez Martínez
Mario Alberto García Lara	Ricardo Emilio Molina Barascout
Raúl Andrés Olivero Arroyo	Carlos Humberto Alpírez Pérez

Our corporate practices committee meets at least once every 90 days, but it can also meet more frequently and on recommendation by our board of directors or our Chief Executive Officer or the internal auditor.

Subsidiary Committees

Our principal banking subsidiaries have established the committees they deem necessary, in accordance with their governing documents. We benefit from the expertise of all these committees.

Our banking subsidiaries’ risk management committees are generally responsible for:

•	establishing methods to identify, monitor and control risks to which they are exposed;

•	approving models, guidelines and scenarios for quantifying and controlling such risks;

•	periodically reviewing and proposing administrative policies to monitor and control risk to be followed by personnel;

•	approving new product offerings after evaluating associated risks; and

•	observing compliance with regulation in risk detection, risk monitoring and risk control areas.

Our banking subsidiaries’ credit committees are generally responsible for:

•	monitoring and proposing necessary controls for credit risk management;

•	developing and monitoring policy guidelines for managing the assets and liabilities structure; and,

•	regularly proposing and reviewing our lending policies.

Our banking subsidiaries’ compliance committees are generally responsible for:

•	knowing and supervising the elaboration, observance and implementation of the compliance activities;

•	facilitating the activities and necessary resources to provide the organization an integral and effective system for the prevention and detection of illegal activities;

•	knowing and detecting all aspects related to the prevention and detection of unusual and suspicious transactions, derived from money laundering or other activities classified as such (for example: terrorism, transport of money, etc.) and training of employees to strengthen their abilities to detect illegal activities;

•	ensuring the disclosure of the policies and procedures related to the KYC and due diligence requirements;

•	making recommendations for the strengthening of work for prevention and early detection of suspicious activities.

Compensation

Our articles of incorporation provide that our shareholders are responsible for determining the compensation to be paid to our board of directors at the first annual shareholders’ meeting of every calendar year.

At our Ordinary Shareholders’ Meeting held on May 25, 2015, our shareholders approved director compensation equal to (i) fees of US$1,000 for directors (US$2,500 for independent directors) and US$500 for alternates for attending each meeting of our board of directors; and (ii) 6% of the profit for the year (under IFRS) for the period from April 1, 2015 to March 31, 2016 for directors who were members of the executive committee (the Chairman of the executive committee will receive 1.5% of the profit for the year and 4.5% of the profit for the year will be divided among the other members of the executive committee) for their key involvement in the strategic direction of our business. The percentage paid to our directors who are members of our executive committee was reduced upon the recommendation of our board of directors from 8% of our net income (under Guatemalan GAAP) for the period from April 1, 2014 to March 31, 2015. We anticipate maintaining compensation at the new lower level going forward.

Under Panamanian law, we are not required to publish information regarding the compensation of our individual executive officers, and we do not make this information public. The aggregate amount of compensation, inclusive of bonuses, that we paid to directors, alternate directors and senior executive officers was US$22.2 million for the year ended March 31, 2015, of which US$15.4 million was paid to members of our board of directors and US$6.8 million was paid to the our senior executive officers, and US$10.1 million for the six-month period ended September 30, 2015, of which US$6.5 million correspond to members of our board of directors and US$3.6 million was paid to the our senior executive officers. We pay bonuses to our senior executive officers that vary according to our company’s financial condition and results of operations.

Directors’ Service Contracts

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of Bicapital.

Share Ownership

For a summary of the shares held by our directors and executive officers, see “Principal Shareholders.”

Historically, a significant amount of our shareholders have granted powers of attorney to our directors and officers for the purpose of voting the corresponding shares at the relevant general annual shareholders’ meeting. As a group, as of our 2015 shareholders’ meeting, the non-independent members of our board of directors may have been deemed to beneficially own approximately 70.44% of our outstanding shares of common stock; non-independent members of the board beneficially owned 19.38% of our outstanding shares of common stock and may have been deemed to be the beneficial owners of an additional 51.06% of our outstanding shares of common stock by means of shareholder grants of powers of attorney. This entitles them, among other things, to significantly influence the outcome of most actions requiring shareholder approval or participation, including election of the board of directors, corporate reorganizations, dispositions and the timing and payment of any future dividends. See “Risk Factors—The interests of the non-independent members of our board of directors, who as a group may have been deemed to beneficially own approximately 70.44% of our common stock as of our 2015 shareholders’ meeting, may conflict with those of other shareholders.”

As of September 30, 2015, we had 15,796 outstanding non-voting preferred shares. Of these, 3,237 shares, or 20.49%, were owned by our directors and executive officers.

Executive Long-Term Incentive Plan

We have not adopted a definitive executive long-term incentive plan. Following the consummation of the offering, however, our board of directors may consider alternatives for the implementation of an executive long-term incentive plan, subject to the necessary approvals.

Neither we nor our subsidiaries set aside any amounts to provide pension, retirement or similar benefits to our directors or members of our administrative, supervisory or management.

We do not have, and have not had in the past, any share option plans.

Corporate Governance

As a foreign private issuer, we are subject to different corporate governance requirements than those followed by a U.S. company with shares listed on the NYSE that follow NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow their home country corporate governance standards.

Because we are not subject to Panamanian securities laws as we have not offered any securities in Panama and because general corporate law in Panama does not impose any meaningful restrictions on our corporate governance, a comparison to Panamanian corporate governance practices is not applicable. Additionally, we have adopted a set of additional corporate governance guidelines as contemplated by the U.S. Sarbanes-Oxley Act of 2002 and our articles of incorporation, which include the establishment of:

•	principles and duties relating to the conduct of our management, including as with respect to confidentiality and conflicts of interest;

•	internal accounting controls systems;

•	an audit committee; and

•	a code of business conduct and ethics.

The following is a comparison between our corporate governance policies and those of the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. A majority of the board of directors must be independent, except in the case of a “controlled” issuer. §303A.01 of the NYSE Listed Company Manual

Our articles of incorporation provide that a minimum of three members of our board of directors will be independent. Currently, our board of directors is composed of ten members.

The criteria for determining independence under our articles or incorporation has been defined in accordance with Rule 10A-3 under the Exchange Act and the NYSE Listed Company Manual.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03 of the NYSE Listed Company Manual	Under our articles of incorporation and applicable laws non-management directors are not required to meet in executive sessions without management.

Audit committee. An audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and §303A.06 of the NYSE Listed Company Manual	We are in compliance with Rule 10A-3 under the Exchange Act and the NYSE Listed Company Manual.

Audit committee additional requirements. §303A.07 of the NYSE Listed Company Manual requires that an audit committee must consist of at least three members, each of whom are financially literate and at least one of whom is a financial expert, and that the audit committee have a written charter outlining the committee’s responsibilities.	Our audit committee consists of three independent members and its responsibilities are set forth in our articles of incorporation. On May 25, 2015, our shareholders’ meeting approved an amendment to our articles of incorporation pursuant to which our audit committee is required to comply with §303A.07 of the NYSE Listed Company Manual, therefore, our audit committee is comprised of three members who are financially literate and at least one of whom is a financial expert.

Nominating/corporate governance committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04 of the NYSE Listed Company Manual	We do not have a nominating/corporate governance committee. Our board of directors has the power to establish such a committee in the future on the terms that it deems fit.

NYSE Standards	Our Corporate Governance Practices
Compensation committee. A compensation committee of independent directors is required. The committee must approve executive officer compensation and must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05 of the NYSE Listed Company Manual	We do not have a compensation committee. Our board of directors may establish a compensation committee in the future on the terms it deems appropriate.

Code of Ethics. A code of business conduct and ethics are required, as is disclosure of any waiver for directors or executive officers. §303A.10 of the NYSE Listed Company Manual

We have adopted a code of business conduct and ethics and our board of directors has the obligation to verify compliance with the provisions of such code.

Prior to the listing of our common shares on NYSE, we will amend our code of business conduct and ethics to reflect NYSE requirements, including the obligation to disclose any waiver granted to other directors or executive officers. We expect that our code of business conduct and ethics will be applicable to all of our employees and directors. Following the completion of the global offering, the code of conduct will be available on our website.

We expect that any amendments to our code of business conduct and ethics, or any waivers of its requirements, will be disclosed on our website.

Internal Auditor

As the Guatemalan Banks and Financial Groups Law requires that banks and companies that are part of financial groups have adequate internal controls with a clear assignment of duties and responsibilities, our principal banking subsidiaries have such systems in place.

Our current internal auditor is Fredy Estuardo Navichoque Oliveros, who reports to the Internal Control Division Manager.

Independent Auditor

Pursuant to Panamanian law, an independent statutory auditor is appointed by shareholders at the general shareholders’ meeting for a period of one year. The statutory auditor reports to the shareholders.

The main responsibilities of the statutory auditor are the following:

•	oversee management’s activities and review our general balance and other accounting statements in order to ensure their veracity and reasonable precision;

•	verify that the accounting practices comply with local legislation; and

•	cause management to provide reports regarding our business and operations.

On March 16, 2015, our audit committee appointed KPMG in connection with our adoption of IFRS as our independent registered public accounting firm for the audit of Bicapital and our subsidiaries for the years ended March 31, 2015, March 31, 2014 and March 31, 2013.

PRINCIPAL SHAREHOLDERS

Share Ownership

The table below sets forth information regarding the number of shares of common stock issued by us and directly held, as of September 30, 2015, by (i) our directors and executive officers as a group; (ii) each of our directors and executive officers; and (iii) each person known to us to beneficially own 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Historically, each year, a significant amount of our shareholders, for convenience purposes, have granted powers of attorney to the members of our board of directors and some of our executive officers to be represented at the annual general ordinary shareholders’ meetings. These powers of attorney are granted only for the purpose of voting the corresponding shares at the relevant annual general ordinary shareholders’ meeting and the number of shares that each member of the board of directors and each executive officer represents varies significantly from year to year. The table below excludes certain shares for which directors and executive officers were granted powers of attorney to represent such shares at the 2015 shareholders’ meeting. The relevant shares voted by means of power of attorney at the most recent general ordinary shareholders’ meeting are reflected in the footnotes to the table below.

The figures below reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

	Before the offering*				After the offering
	Shares of common stock	%	Total number of shares**	%	Shares of common stock	%	Total number of shares	%
Directors
Jose Luis Gabriel Abularach(1)	7,935,167	7.14%	7,936,455	7.14%
Federico Köng Vielman(2)	3,085,960	2.78%	3,086,760	2.78%
Jose Antonio Arzú Tinoco(3)	2,441,467	2.20%	2,441,467	2.20%
Juan Miguel Torrebiarte Lantzendorffer(4)	1,732,557	1.56%	1,732,597	1.56%
Juan Luis Bosch Gutierrez	1,632,435	1.47%	1,632,435	1.47%
Juan Alfonso Solares Camacho(5)	1,212,342	1.09%	1,212,345	1.09%
Tomas Jose Rodriguez Schlesinger(6)	1,175,463	1.06%	1,175,463	1.06%
Jose Andres Castillo Arenales(7)	***	***	****	****
Jose Roberto Bouscayrol Lemus(8)	***	***	****	****
Ernesto Jose Viteri Arriola(9)	***	***	****	****
Juan Antonio Godoy Barrios(10)	***	***	****	****
Julio Ramiro Castillo Arevalo(11)	***	***	****	****
Eduardo Antonio Herrera Alvarado(12)	***	***	****	****

Total Directors	21,522,443	19.38%	21,525,196	19.38%

Executive Officers
Diego Pulido Aragon(13)	***	***	****	****
Luis Fernando Prado Ortiz	***	***	****	****
Luis Rolando Lara Grojec(14)	***	***	****	****
Edgar Rene Chavarria Soria	***	***	****	****
Hermann Federico Girón Délery	***	***	****	****
Juan Carlos Martinez Noack(15)	***	***	****	****
Edgar Abel Giron Monzon(16)	***	***	****	****
Ricardo Elias Fernandez Ericastilla	***	***	****	****

Total Executive Officers	1,280,431	1.15%	1,280,431	1.15%

Total Directors and Executive Officers	22,802,873	20.53%	22,806,110	20.53%

Total Shares of Common Stock	111,079,845	100.00%

Total Shares of Non-Voting Preferred Stock			15,796	0.00%

Total Shares			111,095,641	100.00%

*	Figures in the table above have been calculated after giving effect to the Reverse Stock Split as of September 30, 2015. Figures of shares voted at the annual general shareholders’ meeting have been calculated as of May 25, 2015, the date of such meeting but have been adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”
**	Including shares of common stock and shares of non-voting preferred stock.
***	Less than one percent of the outstanding shares of common stock
****	Less than one percent of the total outstanding shares
(1)	The number of shares that Mr. Jose Luis Gabriel Abularach represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 856,967. As a result, although Mr. Jose Luis Gabriel Abularach may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(2)	The number of shares that Mr. Federico Köng Vielman represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 6,718,997. As a result, although Mr. Federico Köng Vielman may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(3)	The number of shares that Mr. Jose Antonio Arzu Tinoco represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 8,448,378. As a result, although Mr. Jose Antonio Arzu Tinoco may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.

(4)	The number of shares that Mr. Juan Miguel Torrebiarte Lantzendorffer represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 7,701,452. As a result, although Mr. Juan Miguel Torrebiarte Lantzendorff may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(5)	The number of shares that Mr. Juan Alfonso Solares Camacho represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 7,218,555. As a result, although Mr. Juan Alfonso Solares Camacho may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(6)	The number of shares that Mr. Tomas Jose Rodriguez Schlesinger represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 5,121,291. As a result, although Mr. Tomas Jose Rodriguez Schlesinger may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(7)	The number of shares that Mr. Jose Andres Castillo Arenales represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 1,857,983. As a result, although Mr. Jose Andres Castillo Arenales may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(8)	The number of shares that Mr. Jose Roberto Bouscayrol Lemus represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 1,141,894. As a result, although Mr. Jose Roberto Bouscayrol Lemus may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(9)	The number of shares that Mr. Ernesto Jose Viteri Arriola represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 2,312,226. As a result, although Mr. Ernesto Jose Viteri Arriola may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(10)	The number of shares that Mr. Juan Antonio Godoy Barrios represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 1,465,579. As a result, although Mr. Juan Antonio Godoy Barrios may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(11)	The number of shares that Mr. Julio Ramiro Castillo Arevalo represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 12,203,646. As a result, although Mr. Julio Ramiro Castillo Arevalo may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(12)	The number of shares that Mr. Eduardo Antonio Herrera Alvarado represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 1,698,536. As a result, although Mr. Eduardo Antonio Herrera Alvarado may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(13)	The number of shares that Mr. Diego Pulido Aragon represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 112. As a result, although Mr. Diego Pulido Aragon may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(14)	The number of shares that Mr. Luis Rolando Lara Grojec represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 110,709. As a result, although Mr. Luis Rolando Lara Grojec may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(15)	The number of shares that Mr. Juan Carlos Martinez Noack represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 57,200. As a result, although Mr. Juan Carlos Martinez Noack may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.
(16)	The number of shares that Mr. Edgar Abel Giron Monzon represented at the annual general shareholders’ meeting held in 2015 in addition to his directly held shares listed in the table is 134,685. As a result, although Mr. Edgar Abel Giron Monzon may be deemed to be the beneficial owner of said shares, he expressly disclaims beneficial ownership of such shares.

The table above does not take into account 10,909,500 shares of common stock, equivalent to approximately 9.82% of our issued and outstanding common stock, owned by three vehicles (Leading Group, Corp. (3,636,500 shares of common stock), Multi Generation Corp. (3,636,500 shares of common stock) and Wave Projects Corp. (3,636,500 shares of common stock)), which hold these shares for the benefit of our shareholders as of the day before the date of this offering.

All decisions related to the shares owned by these vehicles, including voting of the shares, are exercised by our executive committee, which in turn maintains the authority to sell, pledge and/or dispose of such shares at its discretion. However, all economic benefits net of expenses from the shares are for the benefit of our shareholders as of the day before the date of this offering in proportion to the percentage of our shares owned on such date by such shareholder. At our annual general shareholders meeting held in 2015, each of Julio Ramiro Castillo Arevalo, Juan Miguel Torrebiarte Lantzendorffer, José Antonio Arzu Tinoco, José Luis Gabriel Abularach, Federico Köng Vielman, Juan Antonio Godoy Barrios, José Roberto Bouscayrol Lemus, Tomás José Rodriguez Schlesinger, Ernesto José Viteri Arriola, Eduardo Antonio Herrera Alvarado, José Andrés Castillo Arenales and Juan Alfonso Solares Camacho voted approximately 779,251 shares of common stock owned by these vehicles (for a total of 9,351,012) pursuant to the instructions of our executive committee. These shares are reflected in the power of attorney share numbers presented in the footnotes to the table above.

The percentage of our total share capital is based on 111,079,845 shares of common stock issued and outstanding, as of September 30, 2015, plus          shares of common stock that we are selling in this offering and 15,796 shares of outstanding non-voting preferred stock. In connection with this offering, the underwriters have an option to purchase up to          additional shares of common stock from us.

Historically, a significant amount of our shareholders have granted powers of attorney to our directors and officers for the purpose of voting the corresponding shares at the relevant general annual shareholders’ meeting. As a group, as of our 2015 shareholders’ meeting, the non-independent members of our board of directors may have been deemed to beneficially own approximately 70.44% of our outstanding shares of common stock; non-independent members of the board beneficially owned 19.38% of our outstanding shares of common stock and may have been deemed to be the beneficial owners of an additional 51.06% of our outstanding shares of common stock by means of shareholder grants of powers of attorney. This entitles them, among other things, to significantly influence the outcome of most actions requiring shareholder approval or participation, including election of the board of directors, corporate reorganizations, dispositions and the timing and payment of any future dividends. See “Risk Factors—The interests of the non-independent members of our board of directors, who as a group may have been deemed to beneficially own approximately 70.44% of our common stock as of our 2015 shareholders’ meeting, may conflict with those of other shareholders.”

Pursuant to our articles of incorporation, no shareholder may acquire 5% or more of our shares without prior authorization from our board of directors. Currently, no shareholder individually owns more than 10% of our capital stock and, as such, pursuant to our articles of incorporation, no single shareholder has the right to appoint a director to the board. See “Description of Share Capital and Articles of Incorporation—Limitation on Acquisition of our Capital Stock and Public Tender Offers.”

To our knowledge, based on the registers maintained by us, as of September 30, 2015, there were three U.S. holders of our common shares and preferred shares who held in aggregate less than 0.1% of our total shares outstanding.

During the past three years there has not been any significant change in the share ownership of our major shareholders.

Shareholders’ Agreement

To our knowledge, as of the date of this prospectus, there is no shareholders’ agreement among any of our shareholders.

Voting Rights

See “Description of Share Capital and Articles of Incorporation.”

RELATED PARTY TRANSACTIONS

In the ordinary course of business, our subsidiaries engage in a variety of transactions among themselves and with certain of their affiliates and related parties. All transactions between our subsidiaries and our other affiliates or related parties are evaluated by our senior management and our board of directors in accordance with specific regulations and internal rules applicable to all third-party transactions. Such transactions are conducted on an arm’s-length basis in the ordinary course of business, on terms that would apply to comparable transactions with third parties.

For information on related party transactions in accordance with IFRS, see Note 11 to our Annual Financial Statements and Note 8 to our Interim Financial Statements.

The consolidated loan balances granted by our banking subsidiaries to related parties was US$217.4 million and US$232.4 million as of September 30 and March 31, 2015, respectively. As of September 30, 2015, a total of 121 of these loans were outstanding with an average balance of US$1.8 million, and a maximum balance of US$51.4 million, and as of March 31, 2015, a total of 128 of these loans were outstanding with an average balance of US$1.8 million, and a maximum balance of US$52.7 million. These loans have interest rates ranging between 1.00% and 12.05% (local currency) and 2.75% and 10.50% (U.S. dollar) as of September 30, 2015. The consolidated deposit balances in our banking subsidiaries of related parties was US$143.0 million and US$169.8 million as of September 30 and March 31, 2015, respectively. As of September 30, 2015, interest rates for deposits in local currency bear interest ranging between 1.00% and 10.00% and dollar-denominated deposit interest rates range from 3.75% to 5.60%. These figures include loans granted to and deposits of members of our board of directors and executive officers, or companies in which such individuals hold an ownership interest of more than 20% and loans granted to and deposits of close relatives (defined as spouses, children and parents) of the members of our board of directors and executive officers. All of these loan transactions were conducted in accordance with market conditions, and did not involve more than the normal risk of collectability or present other unfavorable features.

As of September 30, 2015 the largest exposures we have to related parties in our loan portfolio are to companies associated with our directors. We have outstanding loans in the aggregate amount of US$51.4 million to Nacional Agro Industrial, S.A., a palm oil producer, owner of plantations and extraction plants, part of the leading group established in 1928 dedicated to the production and commercialization of edible oils in Guatemala; until August 2014, our director Federico Köng Vielman served as a director for the company. We also have outstanding loans in the aggregate amount of US$45.0 million to Aceros de Guatemala, S.A., the leading manufacturer of iron and steel in Central America, a company established in 1953 in Guatemala that produces a wide range of products for the construction industry with sales in Guatemala and Central America; our director José Luis Gabriel Abularach acts as chairman of its board of directors.

Our banking subsidiaries have specific limitations under local regulations with respect to transactions with related parties. These limitations are described as follows.

Limitations on Transactions with Related Parties

Guatemala

Pursuant to the Guatemalan Regulation on the Concentration of Invesments and Contingencies (Reglamento de Concentración de Inversiones y Contingencias) issued by the GSB relative to Article 47 of the Guatemalan Banks and Financial Groups Law, related parties are defined as (i) any individual or legal person holding at least 10% of shares of a company; (ii) any individual or legal person owning at least 25% of the paid-in capital of a company, which in turn owns at least 10% of the shares of a company; (iii) two or more individuals or legal entities that together hold at least 10% of the shares of a company and 25% of the paid-in capital of another company; (iv) entities in which any individual or legal person holding at least 10% of the shares holds at least 25% of the paid-in capital of a company; and (v) entities in which the entity in question owns at least 10% of the paid-in capital.

Pursuant to the Guatemalan Banks and Financial Groups Law, corporations that belong to a financial group are not permitted to carry out financial operations or provide services to each other on terms, interest rates, amounts, guarantees or fees different from those used for similar transactions with third parties.

From time to time, our subsidiaries enter into arrangements, including service agreements, with their affiliates. The main agreements currently in place between subsidiaries of ours are, for Banco Industrial: (i) a life and medical insurance policy covering its employees provided by Seguros El Roble; (ii) an insurance policy covering its banking operations provided by Seguros El Roble; (iii) a fire, equipment, vehicle and civil liability insurance policy provided by Seguros El Roble; and (iv) a storage services agreement with Almancenadora Integrada. As required by the Guatemalan Banks and Financial Groups Law, the amounts paid by Banco Industrial under these affiliate agreements are similar to amounts that would be paid to third parties for comparable services.

Honduras

The Honduran Central Bank oversees the regulatory framework for credit operations between related parties. Pursuant to the Honduran Regulation on Related-Party Credit Operations for Financial Institutions (Reglamento para las Operaciones de Crédito de las Instituciones Financieras con Partes Relacionadas), parties are related if they have common ownership or management. Corporations or individuals who own, directly or indirectly, at least 10% of a bank’s equity are considered related parties. Honduran law considers all of the members of the board of directors, the commissioners, and the CEO to be related parties. Honduran law also considers any company that shares at least one third of the board of directors with the bank to be a related party. Under Honduran law, related parties are not permitted to carry out financial operations or provide services to each other on terms that are different from those used for similar transactions with third parties.

From time to time, our subsidiaries enter into arrangements, including service agreements, with its affiliates. The main agreements currently in place between subsidiaries of ours are, for Banpaís (i) a life and medical insurance policy covering Banpaís’s employees provided by Seguros del País; (ii) an insurance policy covering Banpaís’s banking operations provided by Seguros del País; and (iii) a fire, equipment, vehicle and civil liability insurance policy provided by Seguros del País. As required under Honduran banking regulations, the amounts paid by Banpaís under these affiliate agreements are similar to amounts that would be paid to third parties for comparable services.

BI El Salvador

Under Article 204 of the Salvadoran Banking Law, related parties are defined as (i) owners of 3% or more of the shares of a bank; (ii) any company in which a related party shareholder holds an interest in 10% or more of the voting shares; (iii) any company in which a director or officer of the bank holds an interest of 10% or more of the voting shares; (iv) any company in which two or more directors or officers hold an interest in 5% or more of the voting shares; (v) and any company that has common shareholders with a bank, in which the common shareholders together hold 25% or more of the voting shares of the company and 10% or more of the shares of the bank in question.

Pursuant to the Salvadoran Law of Regulation and Supervision of the Financial System, financial institutions are not permitted to enter into financial operations or provide services to other financial institutions in general or affiliated within a financial group on terms, interest rates, amounts, guarantees or fees different from those used for similar transactions with third parties.

Currently there are no significant agreements between BI El Salvador and our other subsidiaries.

Limits on Loans to Related Parties

The Guatemalan Banks and Financial Groups Law prohibits financial institutions from extending loans or guarantees to, or acquiring the securities of, any individual or company in an amount greater than 15% of the shareholders’ equity of such financial institution, and from extending loans or guarantees to, or acquiring the securities of, any group of companies in an amount greater than 30% of the shareholders’ equity of such financial institution.

Pursuant to the Honduran Regulation on Related-Party Credit Operations for Financial Institutions, the threshold for direct or indirect loans extended to related parties cannot exceed 30% of the capital and reserves of the bank. Prior authorization by the Honduran Central Bank must be given for any credit transaction from a financial institution to a related party in an amount greater or equal to 3% of its shareholders’ equity and reserves. The Honduran Regulation on Related-Party Credit Operations for Financial Institutions also prescribes that the total amount of loans granted by a financial institution to the members of its financial group cannot exceed 20% of its capital and reserves.

The Salvadoran Law of Regulation and Supervision of the Financial System states that total loans to related parties may not exceed 5% of the sum of paid-in capital plus reserves, which is stricter than the limits for single counterparties. The Salvadoran Law of Regulation and Supervision of the Financial System does not differentiate between collateralized and uncollateralized loans, but loans that are backed up by 100% of deposits do not count as related party loans. Loans to related parties are not subtracted from capital unless provided to a subsidiary. Banks keep an updated register with credits to related parties. The register is shared with the superintendency of banks on a monthly basis and it can be disaggregated to an individual loan basis.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF INCORPORATION

Information about our share capital and articles of incorporation is set forth below. The description summarizes certain principal provisions of our articles of incorporation, which were amended and restated on August 3, 2007, May 26, 2009 and May 25, 2015, and certain provisions of Panamanian corporate law. The following summary provides material information concerning our common shares and briefly describes significant provisions of our articles of incorporation and Panamanian corporate law.

Incorporation

We were incorporated under the laws of Panama as Bicapital Corporation on December 4, 2006. On August 3, 2007, May 25, 2009 and May 25, 2015, we amended and restated our articles of incorporation. Our corporate domicile is Panama City, Panama.

Duration

Our articles of incorporation allow our company to have an indefinite term of duration.

Outstanding Capital Stock and Voting Rights

We are a corporation with an authorized capital of 8,100,000,000 shares divided into (i) 8,000,000,000 shares of common stock (acciones comunes) with no par value, of which, as of September 30, 2015, 111,079,845 were issued, subscribed and fully paid and are outstanding, (ii) 50,000,000 limited voting preferred shares with no par value, of which none have been issued, and (iii) 50,000,000 non-voting preferred shares with a par value of US$10,000, of which 21,006 have been issued, and of which 15,796 are outstanding. Non-voting preferred shares have a preferential right to receive dividends. Shares of common stock and limited voting preferred shares may only receive dividends once dividends are paid on non-voting preferred shares. Limited voting preferred shares and non-voting preferred shares may only be issued pursuant to a private or public offering through organized capital markets. In this offering, we are only offering shares of common stock.

The non-voting preferred shares currently outstanding, however, were issued with characteristics more similar to debt and are included in our Financial Statements as “debt securities issued.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Funding,” and Note 21 to our Annual Financial Statements. Depending on the issuance, they have a fixed annual interest rate of between 6.0% and 8.0% and have a final maturity of between five and seven years and are subject to an annual amortization schedule. The non-voting preferred shares, similar to debt securities, are entitled to interest and principal payments prior to us paying out any dividends; but they do not receive separate or additional dividend payments.

At our board of directors’ meeting held on April 30, 2015, our board of directors approved the implementation of a five-to-one reverse stock split of our common shares effective as of July 31, 2015 (the “Reverse Stock Split”). Our issued and outstanding preferred shares were not impacted by the Reverse Stock Split. After July 31, 2015, every five shares of our issued and outstanding common stock were converted into one newly issued and outstanding share of common stock, without any change in the par value per share. The reverse stock split reduced the number of shares of our outstanding common stock from 555,316,597 to 111,068,949 immediately after the Reverse Stock Split (without giving effect to any conversions resulting from the Perpetual Exchange Right after July 31, 2015). The number of authorized shares of our common stock remained unchanged. No fractional shares were issued in connection with the reverse stock split; thus, any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share.

Since the incorporation of Bicapital, our articles of incorporation have included a perpetual stock exchange offer in favor of Banco Industrial’s shareholders (the “Perpetual Exchange Right”). Pursuant to our articles of incorporation, Banco Industrial shareholders have a right to exchange each share of common stock of Banco

Industrial for two shares of common stock of Bicapital. Prior to the Reverse Stock Split, Banco Industrial shareholders had a right to exchange each share of common stock of Banco Industrial for ten shares of common stock of Bicapital. Banco Industrial shareholders had exchanged 97.84% of Banco Industrial outstanding common shares for common shares of Bicapital as of September 30, 2015 (97.79% as of September 30, 2014). As of September 30, 2015, Banco Industrial shareholders held shares that could be exchanged for 1,217,672 of our shares, which represented 2.16 % of our outstanding shares.

Voting Rights

Holders of non-voting preferred shares do not have the right to vote or attend shareholders meetings. Limited voting preferred shares have the right to vote and decide on the following matters only: (i) charter changes, if these changes affect the rights of the holders of this class of shares; (ii) dissolution of the company; (iii) mergers or transformations; and (iv) payment of dividends in shares. Each limited voting preferred share is entitled to one vote on the matters on which holders are authorized to vote.

Each common share is entitled to one vote at shareholder meetings on all matters presented at the shareholder meetings. In the case of the limited voting preferred shares, these will only be taken into account for the purpose of quorum and voting for matters on which these have the right to vote. For purposes of quorum and voting at shareholder meetings, only common shares and limited voting preferred shares are taken into account.

Preemptive Rights in the Event of a Capital Increase

Any increase or decrease of our authorized capital must be approved by our shareholders at an extraordinary shareholders meeting. Holders of our shares of common stock have a preferential right to acquire the new shares of common stock to be issued in proportion to their shareholding at that time, except in the case of private or public offerings of such shares through organized capital markets. Holders of our limited voting shares of common stock and preferred stock do not have preemptive rights. There are no preemptive rights in connection with this offering.

Sale of Authorized Shares in Treasury

Pursuant to our articles of incorporation, our board of directors may sell authorized shares in treasury at a price determined by our board of directors. If such treasury shares are sold pursuant to a public offering, no shareholder has a preferential right to subscribe to such shares. In the case of the sale of limited voting preferred shares or non-voting preferred shares held in treasury, these shares may only be sold through a public or private offering through an organized capital market. As of this date, we do not hold any treasury shares.

Limitation on Acquisition of our Capital Stock and Public Tender Offers

Our articles of incorporation provide that any transaction by an individual or group of individuals that intends to acquire 5% or more of our shares, or by a competitor (as determined by our board of directors) that intends to acquire 2% or more of our shares, through one or more operations, requires prior authorization from our board of directors. Our board of directors must respond to such request within 90 days.

Upon authorization of our board of directors, unless our board of directors determines otherwise, the acquirer must make a public offer to acquire all of our shares at or above a price based on the stock’s trading history plus a 20% premium. If the board of directors receives a more favorable offer from another potential acquirer, the board of directors will be entitled to revoke the existing authorization and grant a new authorization to the acquirer. Unless a majority of the members of our board of directors authorizes otherwise, the price at which our shares must be acquired through a public offer must be the higher of (i) the average quotation price of the shares of our company in the securities exchange in which it is listed during the six months prior to the commencement date of the offer, plus a 20% premium, or (ii) the highest quotation price of our company’s shares during the year prior to the commencement of the offer, plus a 20% premium. Such provisions (including our board of directors’ authorization) will not be required in case of a transfer of shares through inheritance.

If an acquisition of shares is made in breach of the provisions described above, the acquirer will not be entitled to exercise any of the rights derived from the shares (including economic rights) and such shares will not be taken into consideration for purposes of determining the required quorum or majority at the shareholders’ meeting. In addition, the acquirer shall not be recorded as a shareholder in the stock registry of the company or in the registries of the depository institutions in which the shares are deposited. The acquirer will be obligated to sell its shares to a third party authorized by our board of directors.

Registration and Transfer

Our shares are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights.

Our shares can be issued in physical or in global share certificates. Our stock registry shall be kept in a place determined by our board of directors. Our stock registry can be in physical, magnetic or electronic form. Only those persons listed in our stock registry and holding certificates issued in their name as registered holders will be recognized as our shareholders. The shares of common stock of the offering will be deposited, by means of a global certificate at              to be delivered by the underwriters. Shares not deposited at              are transferred through a physical or electronic endorsement of the corresponding share certificate and the registry of such endorsement in our stock registry. Transfer of shares deposited and registered in book-entry form at             ’s records shall be transferred by clearing process handled by their trading through the intermediation of brokerage houses. Any shareholder having physical share certificates may at any time request their deposit at              for public trading through the intermediation of brokerage houses.

Shareholders’ Meetings and Quorum

Pursuant to our articles of incorporation, shareholders’ meetings do not need to be held in Panama, but may be held in such place and at such date as determined by our board of directors. General shareholders’ meetings may be ordinary or extraordinary. Shareholders may also hold special meetings.

Extraordinary shareholders’ meetings are those called to consider:

•	voluntary dissolution;

•	an increase or decrease in our authorized capital;

•	any change in our corporate purpose or jurisdiction of incorporation;

•	any transformation into another type of legal entity;

•	any merger with another entity;

•	any amendments to our articles of incorporation; and

•	any other matter reserved for ordinary or extraordinary shareholders’ meetings.

Ordinary shareholders’ meetings must be held at least once a year, within 60 calendar days following the end of each fiscal year. At the annual ordinary shareholders’ meeting, our shareholders may approve the financial statements, approve the report of our Chief Executive Officer and our board of directors regarding the financial condition of our company for the preceding fiscal year, determine the allocation of profit for the year (including, if applicable, the payment of dividends) pursuant to the report presented by our board of directors, elect directors and appoint the Chairman of our audit and corporate practices committees, among other decisions.

A special shareholders’ meeting, comprising a single class of shares, may be called if a proposed action only affects such class. As a result of our current share capital structure, we do not expect to hold any special shareholders’ meetings. The attendance and voting quorum required to adopt a resolution at a special shareholders’ meeting is the same as that for an extraordinary shareholders’ meeting.

The attendance quorum for ordinary shareholders’ meetings is at least 50% of our outstanding voting stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 30% plus one share of our outstanding voting capital stock must be represented. Once quorum is established, a majority of the shares present or represented at the meeting is needed to pass a resolution. The quorum for extraordinary shareholders’ meetings is at least 60% of our outstanding voting stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 30% plus one share of our voting capital stock must be represented. Once quorum is established, a majority of the shares present is needed to pass a resolution. Resolutions to amend our articles of incorporation, including an increase or decrease of our authorized capital or the sale of investments in which we hold an equity interest of more than 50% of the issued outstanding capital stock may only be taken by least 60% of the total outstanding common stock and limited voting preferred shares.

Notice of a shareholders’ meeting must be given to shareholders at least 30 days in advance but no more than 60 days prior to such meeting. Our articles of incorporation do not provide for any difference in notice periods for first or second call. Notice may be given by personal delivery, registered mail, any electronic means approved by our board of directors or by publication in a newspaper of general circulation in each of the countries in which we have offices.

Election of Directors

Our articles of incorporation provide that our board of directors will be comprised of no fewer than nine and no more than 12 members, each shall be appointed with an alternate director. At least three of the members of the board must be independent. Pursuant to our articles of incorporation, independent directors shall be confirmed by the board of directors pursuant to the criteria established by the rules of the NYSE and Rule 10A-3 of the Exchange Act.

Our shareholders elect the members of our board of directors and alternates to serve for one-year terms. Such members may be reelected indefinitely. Each holder of common stock casts a number of votes equal to the number of shares it holds, multiplied by the number of positions to be elected. Holders of at least 10% of our outstanding share capital are entitled to appoint one member of our board of directors and one alternate member of our board of directors.

There is no shareholding qualification for and no age limit with respect to the retirement or non-retirement of our directors. Our directors, acting jointly, may exercise all powers to borrow money and to mortgage or charge our undertakings, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of ours or of any third party.

Board of Directors’ Meetings

Our board of directors is required to meet at least four times during each calendar year and the meeting may be called by the Chairman, the Vice-Chairman or any two directors. The attendance quorum required for a meeting of the board of directors is at least the majority of the directors or alternate directors. Board of directors’ resolutions require an affirmative vote of a majority of directors present at the meeting.

Authority of Our Board of Directors

The principal duty of our board of directors is to manage and direct our operations. Our articles of incorporation provide that our board of directors shall determine the business strategies and oversee the operation of the company and conduct all of the business of the company, except for those matters vested in the shareholders by our articles of incorporation and Panamanian laws. This broad authority includes the appointment and removal of the General Manager (defined in our articles of incorporation as the President and

CEO), the authorization for the issuance of shares, and the determination of the company’s compensation policy for the General Manager and other executive officers. Our board of directors is also responsible for (i) the determination of our general business strategies, (ii) the approval of guidelines for the use of corporate assets, (iii) the approval, on an individual basis, of transactions with related parties, subject to certain limited exceptions, (iv) the approval of unusual or non-recurring transactions and any transaction related to the acquisition or sale of assets with a value equal to or exceeding 5% of the issuer’s consolidated assets, or the granting of collateral or guarantees, or the assumption of liabilities, equal to or exceeding 5% of the issuer’s consolidated assets, (v) the approval of accounting and internal control policies, and (vi) the approval of policies for disclosure of information.

Our board of directors may establish one or more committees, to which it may delegate any or all of its powers, subject to certain exceptions. Each committee shall be composed of two or more directors. For instance, our board of directors has delegated certain of its powers to our executive committee, formed by eight of its members. See “Management—Board Committees—Executive Committee.”

Directors’ Duty of Care and Duty of Loyalty

Our articles of incorporation impose duties of care and of loyalty on our directors. The duty of care requires that our directors obtain sufficient information and be sufficiently prepared to act in good faith in the best interest of our company. To fulfill the duty of care, our directors may request any information from our company and our subsidiaries, which may be necessary to make decisions, invite relevant officers and other persons (including external auditors) to the meetings of our board of directors, request that a meeting be delayed or postponed if a director was not notified of the meeting, if a meeting was not called sufficiently in advance, or if a director is not furnished with the information that was provided to the other directors, and request that discussion and voting be made only in the presence of the directors. Failure of our directors to act with due care due to bad faith, willful misconduct, gross negligence or unlawful acts makes the relevant directors jointly liable for damages and losses caused to our company and our subsidiaries.

The duty of loyalty primarily consists of abstaining from discussing or voting on matters, where the director has a conflict of interest. Breach of the duty of loyalty will make the director personally and jointly liable with other breaching directors for the losses and damages caused to the company, and will cause the removal of the director from such position.

As a safe harbor for our directors, the liability discussed above does not attach if the director acted in good faith and (i) complied with applicable law and our articles of incorporation, (ii) the decision was taken based upon information provided by officers or third-party experts, the capacity and credibility of which were not the subject of reasonable doubt, (iii) acted to the best of his knowledge and any negative consequences of such decision were not foreseeable, or (iv) acted in execution of a shareholders resolution not contravening the law.

Shareholders representing at least 5% of our outstanding shares may bring claims against directors for breach of duty of care or of duty of loyalty. Determinations of the merits of such claims are to be made by the relevant courts.

Dividends

Non-voting preferred shares have a preferential right to receive dividends. The current 15,796 issued and outstanding non-voting preferred shares do not receive dividend payments, see “—Outstanding Capital Stock and Voting Rights.” Shares of common stock and limited voting preferred shares may only receive dividends once dividends are paid on non-voting preferred shares. In this offering, we are only offering shares of common stock. For information on our dividend policy, see “Dividends and Dividend Policy.”

Dissolution and Liquidation

Upon our dissolution and liquidation, our shareholders would be entitled to receive proportionally any assets remaining after payment of our debt, taxes and liquidation expenses. There is no priority of distribution based on the type of share.

Additional Minority Shareholders Protections Under the Laws of Panama

Minority shareholders are subject to the protections contained in articles 417, 418, 420, 425 and 426 of the Commerce Code of Panama. Article 417 states that the general shareholders’ meeting is the supreme body of the corporation; however, a majority vote of the shareholders cannot deprive a shareholder of any of its rights or impose an agreement which violates our articles of incorporation. Article 418 of the Commerce Code of Panama establishes the right of any shareholder to challenge before a court any resolution of our shareholders’ meeting that violates Panamanian law or the by-laws or articles of incorporation of the company, within 30 days of the date on which such shareholders’ meeting was held. Our articles of incorporation also set forth that any shareholder is entitled to challenge the manner in which the shareholders’ meeting resolved to distribute earnings or losses, within 30 days of the date on which such shareholders’ meeting was held.

Shareholders holding at least 5% of our outstanding capital stock have an individual right to take legal action with regards to a breach of the director’s duty of care or the duty of loyalty. Article 420 of the Commerce Code of Panama and our articles of incorporation establish the right of shareholders holding at least 5% of our outstanding capital stock to request a shareholders’ meeting. Articles 425 and 426 of the Commerce Code of Panama establish the right of shareholders holding at least 5% of the outstanding capital stock of the company to judicially request the appointment of persons to review the financial information and the books of the company.

Shareholders who jointly or individually hold at least 10% of a company’s capital stock are entitled to (i) appoint and remove a member of the board of directors and its alternate and (ii) request, on a one-time basis, the postponement for three calendar days and without the need for calling another shareholders’ meeting of voting on any item on the agenda of a shareholders’ meeting if such shareholder(s) deems there to be insufficient information to have a vote.

Executive Committee

Our articles of incorporation provide for the creation of an executive committee appointed by our board of directors, which shall be comprised of at least seven members and seven alternate members of the board of directors. Our board of directors may delegate certain of its powers to the executive committee. Consequently, our executive committee makes decisions on matters that ordinarily would be resolved by our board of directors. The executive committee has substantially the same duties and authority as our board of directors, except for certain provisions expressly contemplated in our articles of incorporation, for instance: removal of our President and CEO, granting a waiver for a director to act in favor of his personal interest, defining policies related to the internal audit of our company, approving financial statements, approving the terms and conditions of any public offering and resolving to sell shares of our company, among others. The executive committee is responsible for determining the compensation for our CEO and each of the division managers. Our board of directors may adjust the executive committee’s duties and authority with no need to amend our articles of incorporation, except for certain provisions expressly contemplated in our articles of incorporation. See “Management” for additional information.

Audit Committee and Corporate Practices Committee

Our articles of incorporation provide for an audit committee and a corporate practices committee (comité de auditoría y comité de prácticas societarias), each comprised of no fewer than three members designated by our board of directors. In the case of the audit committee, all members of which shall be independent directors and each member shall be financially literate and at least one member must be considered a “financial expert” within the meaning of Item 407 of Regulation S-K and the rules of the NYSE, as determined by our board of directors. The Chairman of these committees may only be appointed or removed by the shareholders at a shareholders’ meeting. The audit and corporate practices committee’s responsibilities include, among others:

•	Audit Committee: supervising our outside auditors, analyzing the audit reports prepared by our accountants, informing the board of directors on to existing internal controls, supervising related party transactions, requiring our executives to prepare reports when deemed necessary, informing the board of any irregularities that it encounters, supervising the activities of our executives, and providing an annual report to our board of directors.

•	Corporate Practices Committee: giving opinions to the board of directors with respect to management practices and operations, requesting and obtaining opinions from independent third-party experts, calling shareholders’ meetings, providing assistance to the board in the preparation of annual reports, and submitting an annual report to the board of directors.

See “Management” for additional information.

Reporting Requirements

Since our shares are not registered with Panama’s Securities Superintendency or listed in the Panamanian stock exchange, agreements relating to the acquisition or disposition of our shares do not need to be reported to any Panamanian regulatory agency. We are not subject to the inspection or surveillance requirements of Panama’s Securities Superintendency.

Restrictions on Foreign Investment

Panama does not restrict foreign currency movements and foreign investments. Foreign investors may freely invest in shares of Panamanian companies as well as transfer invested capital, capital gains and dividends out of Panama without limitation (subject to applicable taxes).

Share Repurchases

Pursuant to Panamanian law and our articles of incorporation, upon approval by our board of directors, we are entitled to repurchase shares representing our capital stock, provided that while such shares are owned by us, no voting or other related rights may be exercised at a shareholders’ meeting or otherwise.

Shareholder Suits

Under Panama corporate law, directors shall not be personally liable for the obligations of the company, but they shall be individually or severally liable, as the case may be, to our company and to third parties for the effectiveness of payments, which appear as having been made by our shareholders, the existence of the dividends declared, the sound management of the accounts and, in general, for the wrongful exercise of their mandate or the violation of laws, the articles of incorporation, the by-laws or resolutions of the general shareholders’ meeting. Such directors as may have protested within proper time against the resolutions of the majority, or those who have not been present at the meeting with justifiable cause, shall be exempt from liability.

Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and neither of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence, willful misconduct or bad faith by the director or officer.

Summary of Significant Differences between Shareholders’ Rights and Other Corporate Governance Matters Under Panamanian Corporation Law and Delaware Corporation Law

Bicapital is a Panamanian corporation. The Panamanian Corporations Law (Ley No. 32 de 26 de febrero de 1927, que regula las sociedades anónimas en Panamá) was originally modeled after the Delaware General Corporation Law. As such, many of the provisions applicable to Panamanian and Delaware corporations are substantially similar, including (1) a director’s fiduciary duties of care and loyalty to the corporation, (2) a lack of limits on the number of terms a person may serve on the board of directors, (3) provisions allowing shareholders to vote by proxy and (4) cumulative voting if provided for in the articles of incorporation. The following table highlights the most significant provisions that materially differ between Panamanian corporation law and Delaware corporation law.

Panama	Delaware
Directors

Conflict of Interest Transactions. Directors of a Panamanian corporation are joint and personally liable for the proper management of the businesses and affairs of the coroporation. Transactions involving a Panamanian corporation and an interested director are initially subject to the approval of the board of directors. If the transaction involving an interested director is prejudicial to the corporation, the shareholders have the right to take legal actions against the directors who voted in favor of the transaction and those who were absent of the meeting without a justified cause.

Conflict of Interest Transactions. Transactions involving a Delaware corporation and an interested director of that corporation are generally permitted if:

(1) the material facts as to the interested director’s relationship or interest are disclosed and a majority of disinterested directors approve the transaction;

(2) the material facts are disclosed as to the interested director’s relationship or interest and the shareholders approve the transaction; or

(3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the shareholders.
Terms. Panamanian law does not set limits on the length of the terms that a director may serve. Staggered terms are allowed but not required.

Terms. The Delaware General Corporation Law generally provides for a one-year term for directors. However, the directorships may be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the articles of incorporation, an initial by-law or a by-law adopted by the shareholders.

Number. The board of directors must consist of a minimum of three members, which could be natural persons or legal entities.	Number. The board of directors must consist of a minimum of one member.
Authority to Take Actions. In general, a simple majority of the board of directors is necessary and sufficient to take any action on behalf of the board of directors.	Authority to Take Actions. The articles of incorporation or by-laws can establish certain actions that require the approval of more than a majority of directors.

Panama	Delaware
Shareholder Meetings and Voting Rights
Quorum. The quorum for shareholder meetings must be set by the articles of incorporation or the by-laws. If the articles of incorporation, if quorum is not met a new meeting can be immediately called and quorum shall consist of those present at such new meeting.

Quorum. For stock corporations, the articles of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a shareholder meeting. In the absence of such specifications, a majority of shares entitled to vote at a shareholder meeting shall constitute a quorum.

Action by Written Consent. Panamanian law allows, in certain cases, action by written consent of the shareholders, such as in the case of the dissolution of the corporation, pursuant to article 83 of Law 32 of 1927, and in the case of the required shareholder authorization to approve a sale, lease or transfer of all or part of the corporation’s assets, pursuant to article 68 of Law 32 of 1927. However, as a general rule, whenever the approval or authorization of the shareholders is required by law, a notice of shareholders’ meeting shall be given in writing on behalf of the President, Vice-President, Secretary or Assistant Secretary, or of any other person or persons authorized for this purpose by the articles of incorporation.

Action by Written Consent. Unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at any annual meeting or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and noted.
Others Shareholders Rights
Shareholder Proposals. Shareholders representing 5% of the issued and outstanding capital of the corporation have the right to require a judge to call a general shareholders’ meeting and to propose the matters for vote.

Shareholder Proposals. Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting. If a Delaware corporation is subject to the SEC’s proxy rules, a shareholder who has continuously owned at least US$2,000 in market value, or 1% of the corporation’s securities entitled to vote for at least one year, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Appraisal Rights. Shareholders of Panamanian corporation do not have the right to demand payment in cash of the judicially determined fair value of their shares in connection with a merger or consolidation involving the corporation. Nevertheless, in a merger, the majority of shareholders could approve the total or partial distribution of cash, promissory notes or bonds, in whole or in part, instead of the distribution of shares, of the surviving entity, provided that after this distribution, the liabilities of the surviving corporation, including those derived from the merged corporations plus the amount of the corporate capital issued by the surviving corporation, do not exceed its assets.	Appraisal Rights. Delaware law affords shareholders in certain cases the right to demand payment in cash of the judicially-determined fair value of their shares in connection with a merger or consolidation involving their corporation. However, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or such shares were held of record by more than 2,000 holders.

Panama	Delaware
Others Shareholders Rights
Shareholder Derivative Actions. Any shareholder, with the consent of the majority of the shareholders, can sue on behalf of the corporation, the directors of the corporation for a breach of their duties of care and loyalty to the corporation or a violation of the law, the articles of incorporation or the by-laws.

Shareholder Derivative Actions. Subject to certain requirements that a shareholder make prior demand on the board of directors or have an excuse not to make such demand, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation against officers, directors and third parties. An individual may also commence a class action suit on behalf of himself and other similarly-situated shareholders if the requirements for maintaining a class action under the Delaware General Corporation Law have been met. Subject to equitable principles, a three-year period of limitations generally applies to such shareholder suits against directors and officers.

Inspection of Corporate Records. Shareholders representing at least 5% of the issued and outstanding shares of the corporation have the right to require a judge to appoint an independent auditor to examine the corporate accounting books, the background of the company’s incorporation or its operation.

Inspection of Corporate Records. A shareholder may inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to a person’s interest as a shareholder.

Anti-Takeover Provisions
Panamanian corporations may include in their articles of incorporation or by-laws shareholder super-majority voting provisions.	Delaware corporations may have a classified board, super-majority voting and shareholders’ rights plan.

Decree Law 1 of June 8, 1999 as modified and restated by Law 67 of September 1, 2011 (“Panamanian Securities Law”), provides for a specific protection against hostile takeovers for corporations that have foreign shareholders, provided that the following conditions are fulfilled:

(1) the corporation must be organized under the laws of Panama or organized under foreign laws with a domicile in Panama or authorized to do business in Panama;

(2) have over 3,000 shareholders, the majority of which shall be domiciled outside Panama; and

(3) have a permanent office in Panama with full time employees and investments in the country of more than US$1,000,000.

Unless Delaware corporations specifically elect otherwise, Delaware corporations may not enter into a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, with an “interested shareholder,” or one that beneficially owns 15% or more of a corporation’s voting stock, within three years of such person becoming an interested shareholder unless:
These provisions are triggered when a buyer makes a public offer to acquire 5% or more of any class of shares with a market value of at least US$5,000,000.	(1) the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

Panama	Delaware
Anti-Takeover Provisions

The offer will only be valid after 45 days from the moment the buyer has delivered to an officer of the corporation a complete and accurate statement that includes:

(1) the name of the corporation, the number of the shares that the buyer intends to acquire and the purchase price;

(2) the identity and background of the person acquiring the shares;

(3) the source and amount of the funds or other goods that will be used to pay the purchase price;

(4) the plans or project the buyer has once it has acquired the control of the corporation;

(5) the number of shares of the corporation that the buyer already has or is a beneficiary of and those owned by any of its directors, officers, subsidiaries, or partners or the same, and any transactions made regarding the shares in the last 60 days;

(6) contracts, agreements, business relations or negotiations regarding securities issued by the corporation in which the buyer is a party;

(7) contract, agreements, business relations or negotiations between the buyer and any director, officer or beneficiary of the securities; and

(8) any other significant information. This declaration will be accompanied by, among other things, a copy of the buyer’s financial statements.

(2) after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

(3) after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

If the board of directors believes that the statement does not contain all required information or that the statement is inaccurate, the board of directors must send the statement to the Panamanian SMV within 45 days from the buyer’s initial delivery of the statement to the Panamanian SMV. The Panamanian SMV may then hold a public hearing to determine if the information is accurate and complete and if the buyer has complied with the legal requirements. The Panamanian SMV may also start an inquiry into the case, having the power to decide whether or not the offer may be made.

Panama	Delaware
Anti-Takeover Provisions

Regardless of the above, the board of directors has the authority to submit the offer to the consideration of the shareholders. The board should only convene a shareholders’ meeting when it deems the statement delivered by the offeror to be complete and accurate. If convened, the shareholders’ meeting should take place within the next 30 days. At the shareholders’ meeting, two-thirds of the holders of the issued and outstanding shares of each class of shares of the corporation with a right to vote must approve the offer and the offer is to be executed within 60 days from the shareholders’ approval. If the board decides not to convene the shareholders’ meeting within 15 days following the receipt of a complete and accurate statement from the offeror, shares may then be purchased. In all cases, the purchase of shares can take place only if it is not prohibited by an administrative or judicial order or injunction.

Panamanian law also establishes some actions or recourses of the sellers against the buyer in cases the offer is made in contravention of the law.
Previously-Acquired Rights

In no event can the vote of the majority shareholders deprive the shareholders of a corporation of previously-acquired rights. Panamanian jurisprudence and doctrine has established that the majority shareholders cannot amend the articles of incorporation and deprive minority shareholders of previously-acquired rights nor impose upon them an agreement that is contrary to those articles of incorporation.

No comparable provisions exist under Delaware law.
Once a share is issued, the shareholders become entitled to the rights established in the articles of incorporation and such rights cannot be taken away, diminished nor extinguished without the express consent of the shareholders entitled to such rights. If by amending the articles of incorporation, the rights granted to a class of shareholders is somehow altered or modified to their disadvantage, those shareholders will need to approve the amendment unanimously.

DIVIDENDS AND DIVIDEND POLICY

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to pay dividends to us.

The declaration, amount and payment of dividends will be determined by a majority vote of our shareholders at our annual shareholders’ meeting upon the recommendation of our board of directors.

Pursuant to Panamanian law and our articles of incorporation, the payment of dividends is not mandatory. Dividends may only be paid from profit for the period or from the excess of the assets over the liabilities. It is also possible to pay dividends in the form of shares, as long as the shares issued for such purposes have been previously authorized or, if the shares have not been previously authorized, if a sum that is at least equal to the value of the shares to be issued as dividends has been transferred from the surplus account to the capital account. Pursuant to our articles of incorporation, our board of directors can authorize and pay dividends with respect to our shares after dividends have been paid on our non-voting preferred common stock, if any. As of the date of this offering, we have issued 21,006 non-voting preferred shares of which 15,796 shares are outstanding. However, the non-voting preferred shares currently issued and outstanding were issued with characteristics more similar to debt securities and although entitled to interest and principal payments prior to us paying out any dividends on our common shares; they do not receive separate or additional dividend payments. For more information on our non-voting preferred shares see “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

In 2015, 2014 and 2013, we distributed 44.8%, 41.3% and 35.6% of our profit for the year to our shareholders through dividend payments and we have reinvested the remaining portion to support our growth strategy.

We may adopt a dividend policy in the future based on a number of factors, including earnings, cash flow, capital requirements of our subsidiaries, our financial condition and other factors that our board of directors and our shareholders may deem relevant. We estimate that any future dividend policy will be substantially in line with historical distributions. The figures in the table below have been adjusted to reflect the Reverse Stock Split. See “Description of Share Capital and Articles of Incorporation—Outstanding Capital Stock and Voting Rights.”

Dividend Approval Date	Dividend Payment Date	Fiscal Year with respect to which Dividends are Declared	Aggregate Amount of Dividend Declared	Number of Shares	Dividend per Share
			(in U.S. Dollars)		(in U.S. Dollars)
May 25, 2015	May 25, 2015	March 31, 2015	$83,281,269	111,041,691	$0.75
April 28, 2014	April 28, 2014	March 31, 2014	$77,640,536	110,915,051	$0.70
April 29, 2013	April 29, 2013	March 31, 2013	$71,400,701	110,562,063	$0.65
May 7, 2012	May 7, 2012	March 31, 2012	$59,175,310	107,923,405	$0.55
April 28, 2011	April 28, 2011	March 31, 2011	$48,337,925	107,417,611	$0.45

For additional information regarding risks that could materially adversely affect our ability to pay dividends, see “Risk Factors—Risks Relating to Our Business Overall—We are a holding company, and all of our operations are conducted by our subsidiaries. Our ability to pay dividends to you will depend on the ability of our subsidiaries to pay dividends to us.”

For additional information regarding taxation of dividends, see “Taxation—Panamanian Tax Considerations” and “Taxation—United States Federal Income Tax Considerations—Distributions.”

TAXATION

The following discussion summarizes material Panamanian, Guatemalan and U.S. federal income tax consequences of acquiring, holding and disposing of our shares.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our shares and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Panamanian, Guatemalan and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Panama, Guatemala and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its independent tax advisor about the particular Panamanian, Guatemalan and U.S. federal income tax consequences to it of an investment in our shares.

Panamanian Tax Considerations

The following summary contains a description of the tax treatment applicable in Panama on the acquisition, ownership and disposition of the shares by the Holder of such shares. Please bear in mind that this summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares.

The summary is intended to be for general information purposes only, and is based upon the Panamanian tax legislation and, specifically, the Panamanian Tax Code (Código Fiscal de la República de Panamá) and the Panamanian Securities Law, which creates the Superintendencia del Mercado de Valores de Panamá (SVP), and regulates the securities market in Panama. Prospective investors in the shares should consult their own tax advisors as to the U.S., Panamanian or other tax consequences of the purchase, ownership and disposition of the shares including, in particular, the effect of any foreign, state or local tax laws.

For purposes of this summary, the term “Panamanian Holder” shall mean a Panamanian individual or legal entity incorporated in Panama that will hold the shares or a beneficial interest therein.

Individuals and entities are obliged to pay income tax on their Panamanian-source income, that is to say, only income that is considered by law to be produced within the territory of Panama, regardless of the place where this income is received, and not taking into consideration the income generated outside of Panamanian territory, which is considered foreign source income, and thus is not subject to taxation pursuant to Panamanian legislation.

According to Panamanian legislation, there is no difference in the tax treatment applicable to Panamanian Holders or to foreign Holders.

Taxation on Dividends

On a general basis, and in accordance with the provisions of the Panamanian Tax Code, entities that (i) require a commercial license to operate within Panamanian territory; (ii) operate from the Colon Free Trade Zone or any other free trade zone; or (iii) derive taxable Panamanian-source income, (a) shall be subject to a 10% withholding tax rate on the distribution of dividends arising from Panamanian-source income or (b) shall be subject to a 5% withholding tax on the distribution of dividends arising from exempt and/or foreign source income.

According to the principle of fiscal territoriality, a cornerstone of the Panamanian tax system, Panamanians are not subject to worldwide income taxation. However, legal entities are subject to dividend taxation on a worldwide basis if certain requirements, specified in Panamanian domestic legislation, are met.

Taxation on Capital Gains and Dividends Arising from the Disposition of Shares

Pursuant to the Panamanian Securities Law, income derived from the transfer and disposition of the shares, (i) duly registered in the SVP, and (ii) traded through a stock exchange or any other organized market, is exempt from Panamanian capital gains tax and dividend tax.

Tax Treaty

Currently, Panama has signed over 16 Tax Treaties for the Avoidance of Double Taxation with counties such as Luxembourg, Ireland, United Kingdom, Singapore, Spain, Barbados, the Netherlands, Israel, France and Mexico, 15 of which are currently in force.

Tax Returns

Panamanian taxpayers are required to file before the Panamanian tax authorities their tax returns on income generated in the immediately preceding tax year. The presentation of the tax return is due on March 31st for corporations and March 15th for individuals.

Any Panamanian taxpayer who fails to file before the due date is liable for a fine from US$100 to US$1,000, plus the correspondent interest and fines calculated on the amount due.

Other Panamanian Taxes

There are no Panamanian inheritance, gift, succession or value-added taxes applicable to the acquisition, ownership or disposition of the shares by Holders. According to the Panamanian Securities Law, there are no Panamanian stamp taxes due on any agreement, or contract related to the issuance, subscription, disposal, payment, transfer, swap or redemption of the shares. Furthermore, the shares registered in the SVP will not give rise to stamp taxes.

The Annual Entity Duty (Tasa Unica) is due every year by each and every legal entity duly incorporated in Panama. The Annual Entity Duty established for corporations is that of US$300.00 per year.

Guatemalan Tax Considerations

The following summary contains a description of the principal Guatemalan tax consequences of the purchase, ownership and disposition of the shares by a Non-Guatemalan Holder (as defined below). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the shares. In addition, it does not describe any tax consequences: (1) arising under the laws of any taxing jurisdiction other than Guatemala; or (2) that are applicable to a resident of Guatemala for tax purposes.

A “Non-Guatemalan Holder” is a holder who is not a resident in Guatemala for tax purposes, as defined by the Guatemalan Income Tax Act. According to the Guatemalan Income Tax Act, the ownership of shares of a Guatemalan entity does not imply, for the holder, the acquisition of the residency in Guatemala for tax purposes, whether if it’s an entity or a person. In general, the residence for tax purposes in Guatemala depends, broadly, on: (a) physical presence in the country for more than 183 days in a year; (b) carrying business activities on a habitual basis in the country; (c) having its main business interests or administrative headquarters in the country; or (d) becoming organized under the laws of Guatemala and establishing its tax residence in the country.

The Guatemalan permanent establishment rules follow the OECD and UN standards closely on this matter. Therefore, the notion of a permanent establishment of a non-resident person or entity is associated, inter alia, with having offices, manufacturers, real estate, plantations, operations for the exploitation of natural resources, warehouses or stores, facilities for the provision of services or the use of technology, or having agents or representatives (employed and exclusive) with the authority to conclude contracts on behalf of the nonresident. Any such activity triggers the obligation to determine and report a permanent establishment in Guatemala.

Under the Guatemalan Income Tax Act, and the regulations thereunder, dividends on shares paid by a Guatemalan entity will be subject to a 5% withholding income tax, whether the holder be a resident or not in Guatemala for tax purposes. We are a holding company incorporated under the laws of Panama; so long as we remain a non-resident entity without a permanent establishment in Guatemala, the Guatemalan Income Tax Act is not applicable and no withholding tax (or any other tax) will be levied on dividends paid by us. Capital gains from the sale or other disposition of the shares by a Non-Guatemalan Holder, outside Guatemala, will not be subject to any Guatemalan income or other taxes.

A Non-Guatemalan Holder will not be liable for Guatemalan estate, gift, inheritance or similar taxes with respect to the acquisition, ownership, or disposition of the shares, nor will it be liable for any Guatemalan stamp, issue, registration or similar taxes, to the extent that the relevant transactions, the assets, or the beneficiaries are not situated within the jurisdiction of Guatemala.

This summary is based upon the Guatemalan tax code and the Guatemalan Income Tax Act and its executive rules in effect as of the date of this prospectus, which are subject to change. Prospective purchasers of the shares should consult their own tax advisers as to the Guatemalan or other tax consequences of the purchase, ownership and acquisition of the shares, including, in particular, the effect of any foreign jurisdiction. The acquisition of the shares by an investor who is a resident of Guatemala will be made under its own responsibility.

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of our common shares by a beneficial owner that is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to the common shares. For purposes of this discussion, we refer to these owners of common shares as “U.S. Holders”.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a U.S. Holder’s decision to acquire our common shares. In particular, this discussion is directed only to U.S. Holders that will hold our common shares as capital assets for U.S. federal income tax purposes and it does not address the Medicare tax on net investment income or any special U.S. federal income tax consequences that may be applicable to U.S. Holders that are subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, holders that own or are treated as owning 10% or more of our voting or common shares, persons holding our common shares as part of a hedging, conversion or other integrated transaction or a straddle, persons subject to the alternative minimum tax or U.S. Holders whose functional currency is not the U.S. dollar. In addition, this summary does not address the effects of any state, local or non-U.S. tax laws. Prospective investors are advised to satisfy themselves as to the overall U.S. federal, state and local tax consequences of their ownership of our common shares by consulting their own tax advisors.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof, all of which are subject to differing interpretations and to change, possibly with retroactive effect.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Companies,” distributions of cash or property (other than our common shares, if any, distributed pro rata to all of our shareholders) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our common shares, including the net amount of Panamanian or other tax, if any, withheld on the distribution, will be includible in gross income as ordinary income on the date on which the U.S. Holder receives the distribution. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Dividends paid to corporate U.S. Holders with respect to our common shares will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the U.S. Code. Subject to certain exceptions for short-term and hedged positions, dividends received by certain non-corporate U.S. Holders with respect to the common shares will be subject to U.S. federal income tax at preferential rates if the dividends constitute “qualified dividend income” for U.S. federal income tax purposes. Dividends paid on the common shares will be treated as qualified dividend income if:

•	the common shares are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

We will apply to have the common shares listed on the NYSE, and we expect that the common shares will qualify as readily tradable on an established securities market in the United States if they are so listed. Moreover, as discussed below under “—Passive Foreign Investment Companies,” we believe that we will not be treated as a PFIC with respect to previous years or the current year, and based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, relevant market and shareholder data and our current business plans, we do not anticipate becoming a PFIC in the future.

Subject to generally applicable limitations and conditions under the U.S. Code (including a minimum holding period requirement), Panamanian or other non-U.S. income tax, if any, withheld from dividends generally will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Dividends paid on our common shares generally will constitute foreign source income, and for purposes of calculating the foreign tax credit, as “passive category income,” for most U.S. Holders.

Alternatively, a U.S. Holder may be able to deduct foreign income taxes paid with respect to dividends on our common shares in computing its taxable income, assuming such U.S. Holder does not take a credit for any foreign income taxes paid or accrued during the taxable year and certain other conditions are met. U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Sale, Exchange or Other Taxable Disposition of our Common Shares

Subject to the discussion below under “—Passive Foreign Investment Companies,” gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of our common shares generally will be capital gain or loss, and generally will be long-term capital gain or loss if our common shares have been held for more than one year. The amount of gain or loss realized will be the difference between (i) the amount realized on the sale, exchange or other taxable disposition of our common shares and (ii) the U.S. Holder’s adjusted tax basis in such common shares, in each case determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in the common shares generally will be its U.S. dollar cost (subject to adjustments pursuant to the mark-to-market rules described below under “—Passive Foreign Investment Companies”). Any gain or loss realized by a U.S. Holder on such a sale, exchange or other taxable disposition of our common shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Net long-term capital gain realized by certain non-corporate U.S. Holders generally is eligible for favorable rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations under the U.S. Code.

Passive Foreign Investment Companies

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either:

•	75% or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

For this purpose, passive income generally includes dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. However, IRS guidance provides that certain income derived in the active conduct of a banking or insurance business is not treated as passive.

We believe that we were not a PFIC in previous years and we expect to derive sufficient non-passive revenue and to hold sufficient non-passive assets that we will not be classified as a PFIC in the current year or future years. However, the PFIC tests must be applied each year, and it is possible that we may become a PFIC in the current year or a future year. In addition, there can be no assurance that the IRS or a court would agree with our interpretation of the guidance regarding active banking income. In the event that, contrary to our expectation, we are classified as a PFIC in any year in which a U.S. Holder owns our common shares, and the U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, distributions received in a taxable year that are greater than 125% of the average distributions received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), including gain the U.S. Holder recognizes on the sale of common shares. If we are a PFIC, a U.S. Holder will also generally be subject to similar rules with respect to our interests in any of our subsidiaries that are also PFICs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. Holder has held common shares. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individual U.S. Holders, the denial of a step-up in the basis of the common shares at the U.S. Holder’s death.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph with respect to our common shares by electing to mark the common shares to market, provided that the common shares are considered “marketable.” The common shares will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the NYSE, or on a foreign stock exchange that meets certain requirements. If a U.S. Holder makes this mark-to-market election, each year in which we are a PFIC the U.S. Holder will be required to include as ordinary income the excess of the fair market value of the U.S. Holder’s common shares at year-end over the U.S. Holder’s basis in those shares. If at the end of the taxable year the U.S. Holder’s basis in the common shares exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. Holder’s net mark-to-market gains from previous years. The U.S. Holder’s adjusted tax basis in the common shares will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale of common shares in a year in which we are a PFIC will be taxed as ordinary income, and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years.

The U.S. Code provides for an alternative election (a “QEF election”) that may mitigate the adverse U.S. federal income tax consequences to an electing holder of shares in a company that is classified as a PFIC. However, we do not expect to provide U.S. Holders with the information necessary to make a QEF election.

Subject to certain exceptions, a U.S. Holder that owns an equity interest in a PFIC must annually file an information return, currently on IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the

U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the PFIC considerations discussed above and the desirability of making a mark-to-market election in the event that, contrary to our current expectations, we are treated as a PFIC.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, our common shares to a U.S. Holder generally will be subject to the information reporting requirements of the U.S. Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption, if required. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Possible FATCA Withholding After 2018

Pursuant to provisions of the U.S. Code and related U.S. Treasury regulations commonly referred to as “FATCA,” as well as any applicable intergovernmental agreement, we may be required to comply with certain diligence and reporting requirements. As a result, holders of common shares may be required to provide information and documentation regarding their tax identities, as well as that of their direct and indirect owners. It is also possible that payments on common shares to payees that do not comply or are deemed not to comply with the reporting requirements may be subject to a withholding tax of 30% beginning on January 1, 2019. Holders of common shares should consult their own tax advisors regarding the application of FATCA, as well as any applicable intergovernmental agreements or non-U.S. legislation implementing FATCA, to their particular circumstances.

HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAX LAWS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as global coordinators and joint bookrunners, and J.P. Morgan Securities LLC is acting as a joint bookrunner, of the offering and as representatives (the “Representatives”) of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters dated the date of this prospectus (the “Underwriting Agreement”), each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Total

The Underwriting Agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by their counsel and to other conditions, such as the receipt by the using of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares. If an underwriter defaults, the Underwriting Agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the Underwriting Agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed US$              per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The Representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We have agreed to reimburse the underwriters for certain expenses in connection with this offering in an amount up to US$              .

Lock-Up Restrictions

We, our directors and officers and certain of our shareholders (approximately 100 shareholders), who are extended family members of our directors and officers, or entities in which our directors and officers participate as shareholders or directors, which together with our directors and officers hold 69.40% of our common shares, have agreed that, subject to certain exceptions described below, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the Representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.

These agreements are subject to the following exceptions: (A) we may issue common stock issuable upon the conversion of securities or the exercise of warrants outstanding, including common stock issuable in exchange for shares of common stock of Banco Industrial S.A.; (B) our common shares may be: (i) transferred as a bona fide gift or gifts, (ii) transferred or distributed to family members, shareholders of a party subject to the lock-up (the “lock-up party”) or a trust for the direct or indirect benefit of the lock-up party and/or a family member of the lock-up party, (iii) upon the death of the lock-up party, transferred by the estate of the lock-up party, (iv) transferred to any business entity, investment fund or entity that controls, is controlled by, or is under common control of the lock-up party, and (v) with prior notice to the Representatives, sold or disposed of pursuant to a regulatory change that requires such a sale or disposition. In the case of (i) to (iv) above, the transferee, donee or distributee is to be bound by the same lock-up restrictions as the original shareholder.

Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The Representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of directors and officers, shall be with notice. As of the date of this prospectus, the Representatives do not have any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day lock-up period.

Listing

We will apply to have our shares listed on NYSE under the symbol “BICA.”

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the Representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market for the shares will develop and continue after this offering.

The following table shows the underwriting discounts and commissions that we are to pay the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Per Share
	No Exercise	Full Exercise
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses	US$	US$

We estimate that the expenses of the offering, not including the underwriting discounts and commissions, will be US$              .

Price Stabilization

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common shares. In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC as amended.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

Each manager has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any shares which are the subject of the offering contemplated by this prospectus (the “Securities”) in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high-net-worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This prospectus, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public). The investors will be individually approached by the initial purchasers from time to time. This prospectus, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been provided in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•	shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Panama

The shares have not been, and will not be, registered for public offering in Panama with the Panamanian Superintendency of the Securities Market (Superintendencia del Mercado de Valores, previously the National Securities Commission of Panama) under Panamanian Securities Law. Accordingly, the shares may not be offered or sold in Panama nor to persons domiciled in Panama, except in certain limited transactions exempted from the registration requirements of the Panamanian Securities Act. The shares do not benefit from tax incentives accorded by the Panamanian Securities Act, and are not subject to regulation or supervision by the Panamanian Superintendency of the Securities Market as long as the shares are privately offered to no more than 25 persons domiciled in Panama and result in the sale to no more than ten of such persons.

Notice to Prospective Investors in Guatemala

The shares will not be registered for public offering with the Securities Market Registry (Registro del Mercado de Valores y Mercancías) of Guatemala, and, accordingly, the shares may not be offered or sold: (i) directly or indirectly to any person in an open market or by any means of massive communication; (ii) through a third party or brokers to any individual person or entity that is considered an institutional investor, including entities that are under the supervision of the GSB, the Guatemalan Social Security Institute and/or any public or private pension fund; (iii) through a third party or broker, to any entity or vehicle used for purposes of collective investment; or (iv) to more than 35 individual or entities whom at the time of the offering are not shareholders, even if the offer is divided into different series.

Notice to Prospective Investors in Mexico

The shares described in this prospectus are not being offered, sold or traded in Mexico pursuant to, and do not constitute, an oferta pública (public offering) in accordance with the Ley del Mercado de Valores, as amended (Mexican Securities Market Law, or “LMV”), or Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (the general rules, regulations and other general provisions issued by the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission, or “CNBV”), or “General Issuer’s Rules”), nor is the offering contemplated hereby being authorized by the CNBV; therefore, any such shares may not be offered or sold publicly, or otherwise be the subject of brokerage activities, in Mexico, except pursuant to a private placement exemption or other exemptions set forth in the Mexican Securities Market Law. As such, this offering can be made to any person in Mexico so long as the offering is conducted on a direct and personal basis and it complies, among other requirements as set forth under the LMV and the General Issuer’s Rules, with the following:

(i)	it is made to persons who are inversionistas institucionales (institutional investors) within the meaning of Article 2, Roman numeral XVII, of the LMV and regarded as such pursuant to the laws of Mexico, or inversionistas calificados (qualified investors) within the meaning of Article 2, Roman numeral XVI, of the LMV, and have the income, assets or qualitative characteristics provided for under Article 1, Roman numeral XIII of the General Issuer’s Rules, which require maintenance, in average over the past year, of investments in securities (within the meaning of the LMV) for an amount equal or greater than 1,500,000 Unidades de Inversión (Investment Units or “UDIs”), or in each of the last two years had a gross annual income equal to or greater than 500,000 UDIs; or

(ii)	it is made to persons who are shareholders of companies which fulfill their corporate purpose exclusively or substantially with such securities (e.g., investment companies authorized to invest in such securities); or

(iii)	it is made pursuant to a plan or applicable program for our or our affiliates’ employees or groups of employees; or

(iv)	it is made to less than 100 persons, to the extent such persons do not qualify under (i), (ii) or (iii) above.

In identifying proposed purchasers for the shares in Mexico, the underwriters will only contact persons or entities whom they reasonably believe are within one of the four categories described in the immediately preceding paragraph in items (i) through (iv). The underwriters may further require you to expressly reiterate that you fall into one of the above mentioned categories, that you further understand that the private offering of shares has less documentary and information requirements than public offerings do, and to waive the right to claim on any lacking thereof.

This prospectus may not be publicly distributed in Mexico, whether through mass media to indeterminate subjects or otherwise, and they are not intended to serve as an application for the registration of the shares before the CNBV or listing of the shares before the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or “BMV”), nor as a prospectus in connection with a public offering in Mexico. This prospectus is solely our responsibility and has not been reviewed or authorized by the CNBV. The CNBV has not assessed or passed on the investment quality of the shares, our solvency, liquidity or credit quality or the accuracy or completeness of the information provided in this prospectus. In making an investment decision, all investors, including any Mexican investors who may acquire the shares from time to time, must rely on their own review and examination of our company. The acquisition of the shares by an investor who is a resident of Mexico will be made under its own responsibility.

Notice to Prospective Investors in Colombia

The shares have not been and will not be offered in Colombia through a public offering of securities pursuant to Colombian laws and regulations, nor will they be registered in the Colombian National Registry of Securities and Issuers or listed on a regulated securities trading system such as the Colombian Stock Exchange.

Notice to Prospective Investors in Brazil

The offer of shares described in this prospectus will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the shares have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The shares have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Notice to Prospective Investors in Chile

Pursuant to Law No. 18,045 of Chile (the securities market law of Chile) and Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros de Chile or “SVS”), the shares may be privately offered in Chile to certain “qualified investors” identified as such by Rule 336 (which in turn are further described in rule No. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be provided to prospective investors in Chile;

(1)	Date of commencement of the offer: , 2015. The offer of the shares is subject Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the SVS;

(2)	The shares and the prospectus are not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the foreign securities registry (Registro de Valores Extranjeros) of the SVS and as such as not subject to the oversight of the SVS;

(3)	Since the shares are not registered in Chile, there is no obligation by the issuer to make publicly available information about the shares in Chile; and

(4)	The shares shall not be subject to a public offering in Chile unless registered with the relevant Securities Registry of the SVS.

Global Coordinators and Joint Bookrunners

The addresses of the global coordinators and joint bookrunners are as follows:

Merril Lynch, Pierce, Fenner & Smith

                    Incorporated

One Bryant Park

New York, NY, 10036

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY, 10179

United States of America

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S. dollars)	Percentage of Net Proceeds of the Offering(%)
Securities and Exchange Commission registration fee	US$
NYSE listing fee	US$
Financial Industry Regulatory Authority filing fee	US$
Printing expenses	US$
Legal fees and expenses	US$
Accountant fees and expenses	US$
Miscellaneous costs	US$

Total	US$

The total underwriting discounts and commissions that we are required to pay will be US$         , or     % of the gross proceeds of the offering. All amounts in the table are estimated except the Securities and Exchange Commission registration fee, NYSE listing fee and the Financial Industry Regulatory Authority (FINRA) filing fee.

VALIDITY OF SECURITIES

The validity of the shares and certain other matters governed by Panamanian law will be passed upon for us by Galindo, Arias y López. Certain matters governed by U.S. law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters governed by Guatemalan law will be passed upon for us by Mayora & Mayora, S.C. and for the underwriters by Consortium Centro América Abogados. A non-practicing partner of Consortium Centro América Abogados is a member of our board of directors, our executive committee and the board of directors of Banco Industrial.

EXPERTS

The consolidated financial statements of Bicapital Corporation and subsidiaries as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013, have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon such report given on the authority of such said firm, as experts in auditing and accounting.

The audit report as of March 31, 2015 contains an emphasis of matter paragraph that states that the Board of Directors of Bicapital Corporation approved a reverse stock split effective on August 3, 2015 and as a result earnings per share were adjusted retrospectively for all periods presented.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

Upon completion of this offering we will be subject to the informational requirements of the Exchange Act, that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we will be required to file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from March 31, the end of our fiscal year. In addition, as a foreign private issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our directors and officers will not be subject to Section 16 of the Exchange Act relating to insider short-swing profit disclosure and recovery regime.

You may request a copy of our SEC filings, at no cost, by contacting us at the address, e-mail or telephone number specified below.

Bicapital Investor Relations

Federico Boyd Avenue No. 18 and 51st Street

Scotia Plaza, 11th Floor

Panama City, Panama

0816-03356

+ (507) 396 9872

investor_relations@bicapitalcorp.com

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedad anónima) organized and existing under the laws of Panama. All of our directors, officers, controlling persons and the experts named herein reside outside the United States, and all or a substantial portion of our and their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, including with respect to matters arising under the federal securities laws of the United States, or to enforce against such persons or against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

We have appointed CT Corporation System as our agent upon whom process may be served in connection with any proceeding in the United States. CT Corporation System’s offices are located at 111 Eighth Avenue, New York, New York 10011.

Panama

We have been advised by our special Panamanian counsel, Galindo, Arias & López, that no bilateral or multilateral treaties exist between the United States and Panama for the reciprocal enforcement of foreign judgments and judgments of courts outside Panama, including but not limited to judgments of United States courts, may only be recognized and enforced by the courts of Panama in the event that the Supreme Court of Panama validates the judgment by the issuance of a writ of exequatur. Subject to a writ of exequatur, any final judgment rendered by any federal or state court located in the State of New York will be recognized, conclusive and enforceable in the courts of Panama without reconsideration of the merits, provided that (i) such foreign court grants reciprocity to the enforcement of judgments of courts of Panama, (ii) the party against whom the judgment was rendered, or its agent, was personally served in such action, (iii) the judgment arises out of a personal action against the defendant, (iv) the obligation in respect of which the judgment was rendered is lawful in Panama and does not contradict the public policy of Panama, (v) the judgment is properly authenticated by diplomatic or consular officers of Panama or pursuant to the 1961 Hague Convention on the legalization of documents and (vi) a copy of the final judgment is translated into Spanish by a licensed translator in Panama. In addition, there is doubt as to whether a Panamanian court would impose civil liability on us, our directors or officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Panama against us or such directors or experts, respectively. It is possible, however, that a Panamanian court could impose civil liability on us, our directors or officers or certain experts named herein, in an original action brought in a court of competent jurisdiction in Panama, predicated upon the U.S. federal securities laws, as long as the violations of said laws that are the basis of the third-party claim have been subject to a previous review and decision by the competent government agency in charge of determining such violations.

Guatemala

Judgments of U.S. courts for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Guatemala, subject to certain requirements described below. A judgment obtained outside Guatemala would be enforceable in Guatemala without reconsideration of the merits by a Guatemalan court, subject to the conditions enumerated in the next sentence. Enforcement generally will occur if the foreign judgment: (a) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is rendered, whose courts would enforce, reciprocally, judgments by Guatemalan courts, (b) is issued by a competent court after proper service of process and was not rendered in default of defendant, (c) is not subject to appeal or any further proceedings, (d) is authenticated by a Guatemalan consular office in the country where the foreign judgment is issued and, if issued in another language, is translated into Spanish by a licensed translator in Guatemala and (e) refers to a civil or commercial action in personam, to obligations that are legal in Guatemala, and is not contrary to Guatemalan overriding public policy (as set forth in Guatemalan law). Notwithstanding the foregoing, no assurance can be given that enforcement will be obtained, that the process described above can be conducted in a timely manner or that a Guatemalan court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the shares. We have been advised by our special Guatemalan counsel, Mayora & Mayora, S.C., that (a) original actions predicated upon the federal securities laws of the United States, seeking a declaration that defendant is civilly liable, may be brought in Guatemalan courts and that, subject to Guatemalan rules of international private law, public policy, public morality and national sovereignty, Guatemalan courts may enforce civil liabilities in such actions against us, our directors, certain of our officers and the advisors named herein, (b) a default judgment rendered against us in a foreign jurisdiction would likely not be enforceable in Guatemala, and (c) the ability of a judgment creditor or other persons named above to satisfy a judgment by attaching certain of our assets is limited by certain provisions of Guatemalan law, such as Article 43 of the Organic Law of the Guatemalan Central Bank, which provides that compulsory deposits maintained by financial institutions (including us) with the Guatemalan Central Bank are immune from attachment. In addition, there is doubt as to whether a Guatemalan court would impose civil liability in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Guatemala.

Honduras

According to the Civil Procedure Code of Honduras, judgments of U.S. courts, arbitral courts and/or judicial resolutions may be applicable and enforced in Honduras, subject to the following conditions: (a) judgments must fulfill all formalities required for its enforceability under the laws of the country where the foreign judgment is rendered, whose courts would enforce, reciprocally, judgments by Honduran courts, (b) judgments must be issued by a competent court after proper service of process and was not rendered in default of defendant or in violation of defense rights and must fulfill all the necessary requirements to be considered a formal judgment, (c) judgment must be definitive and final, not subject in any manner to appeal or any further proceedings and must not affect public principles under Honduran law, (d) judgment title must be authenticated by a Honduran consular office in the country where the foreign judgment is issued and, if issued in another language, it must be translated into Spanish language by a licensed translator in Honduras, (e) judgment shall only be recognized by the Supreme Court of Honduras, and (f) judgment must not result in incompatibility with any other judgment previously and/or simultaneously rendered by a judicial competent authority. In addition, there is doubt as to whether an Honduran court would impose civil liability in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Honduras.

El Salvador

Unless any specific international treaty provides otherwise, foreign judgments and arbitral awards will be recognized and enforced by Salvadoran courts through the granting of an “exequatur” by the Supreme Court, provided that: (a) the judgment was issued by a competent court; (b) all parties to the process were duly served; (c) it complies with the law of the country where it was issued and bears an apostille or is authenticated; and (d) it does not violate El Salvador’s sovereignty, public policy and good morals. Prior to granting of an “exequatur,” the Supreme Court shall grant a hearing to the other party. In addition, there is doubt as to whether a Salvadoran court would impose civil liability in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in El Salvador.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Statements of Bicapital Corporation and Subsidiaries as of September 30, 2015 and for the Six-Month Periods Ended September 30, 2015 and 2014

Unaudited Condensed Consolidated Interim Statements of Financial Position	F-4

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income	F-5

Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-6

Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-8

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-9

Audited Consolidated Financial Statements of Bicapital Corporation and Subsidiaries as of March 31, 2015 and 2014 and for the Years Ended March 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm	F-33

Consolidated Statements of Financial Position	F-34

Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-36

Consolidated Statements of Changes in Equity	F-38

Consolidated Statements of Cash Flows	F-40

Notes to the Consolidated Financial Statements	F-42

Bicapital Corporation and Subsidiaries

(Panama, Republic of Panama)

Unaudited Condensed Consolidated Interim Financial Statements

As of September 30, 2015 and March 31, 2015

For the six-month periods ended as of September 30, 2015 and 2014

BICAPITAL CORPORATION AND SUBSIDIARIES

BICAPITAL CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As of September 30, 2015 and March 31, 2015

(In US dollars)

	Note	September 30, 2015	March 31, 2015
Assets
Cash and cash equivalents		1,520,220,306	1,427,873,816
Investment securities		3,320,593,010	3,212,180,198
Loans, net	7	7,405,474,098	7,128,183,360
Other receivables		182,719,893	171,885,174
Related parties	8	4,355,166	1,755,399
Prepayments		44,746,576	41,976,093
Assets under insurance contracts		66,954,056	57,221,533
Derivative assets held for risk management		18,238	1,989
Restricted cash		89,351,992	79,807,640
Foreclosed assets		23,153,656	21,716,087
Property and equipment	9	292,986,639	297,724,871
Goodwill	10	138,148,575	139,012,042
Intangible assets, net		24,772,927	26,009,315
Investment property, net		34,820,032	33,796,274
Inventories		1,599,322	1,225,709

Total assets		13,149,914,486	12,640,369,500

Liabilities
Deposits and obligations from customers	12	7,986,544,440	7,735,533,367
Loans and borrowings from banks	13	2,688,256,603	2,593,237,904
Debt securities issued		623,972,781	626,792,074
Government repurchase agreements		100,000,000	—
Accruals and deferred income		250,688,897	239,942,435
Insurance reserves		126,229,352	115,141,201
Provisions	14	27,963,580	14,544,818
Liabilities under insurance contracts		27,476,248	20,860,374
Related parties	8	3,390,255	1,608,765
Derivative liabilities held for risk management		1,407,537	1,867,605
Other liabilities		533,750	533,750
Employee benefits	15	43,534,162	41,669,365
Deferred tax	11	22,015,754	16,948,887
Subordinated liabilities		192,945,697	192,875,362

Total liabilities		12,094,959,056	11,601,555,907

Equity
Share capital	16(a)	392,015,737	391,813,836
Reserves		247,556,201	247,478,188
Capital contributions		6,894,988	7,108,996
Retained earnings		390,197,323	373,489,434
Other comprehensive income (loss)		(17,185,681)	(13,848,178)

Equity attributable to owners of Bicapital		1,019,478,568	1,006,042,276
Non-Controlling interests		35,476,862	32,771,317

Total equity		1,054,955,430	1,038,813,593

Total equity and liabilities		13,149,914,486	12,640,369,500

The accompanying notes are an integral part of these Unaudited Condensed consolidated interim financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six-month periods ended September 30, 2015 and 2014

(In US dollars)

		Six months ended September 30,
		2015	2014
	Note
Interest income	17	432,201,960	400,239,292
Interest expense	17	(204,514,402)	(189,199,676)

Net interest income		227,687,558	211,039,616

Loan impairment charges	7	(20,655,022)	(28,721,310)

Net interest income after provisions		207,032,536	182,318,306
Fee and commission income	18	104,789,032	84,293,454
Fee and commission expense	18	(17,817,712)	(14,446,884)

Net fee and commission income		86,971,320	69,846,570
Premiums earned, net technical reserves		107,350,289	107,656,561
Acquisition and renewal costs		(55,873,556)	(55,226,779)
Expenses for insurance claims		(34,375,730)	(35,776,450)

Net premium income		17,101,003	16,653,332

Profit from banking and insurance operation		311,104,859	268,818,208

Operating and administrative expenses	19	(191,937,977)	(168,402,755)
Other operating income, net		5,466,114	2,040,435

		(186,471,863)	(166,362,320)

Profit before tax		124,632,996	102,455,888
Income tax	11	(20,972,940)	(18,425,651)

Profit		103,660,056	84,030,237

Other comprehensive income
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability		—	(177,720)
Related tax		—	49,762

		—	(127,958)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences for foreign operations		(3,337,503)	(3,074,266)

		(3,337,503)	(3,074,266)

Other comprehensive income, net of tax		(3,337,503)	(3,202,224)

Total comprehensive income		100,322,553	80,828,013

Profit attributable to:
Equity holders of Bicapital		99,853,079	80,805,917
Non-controlling interests		3,806,977	3,224,320

		103,660,056	84,030,237

Total comprehensive income attributable to:
Equity holders of Bicapital		96,515,576	77,603,693
Non-controlling interests		3,806,977	3,224,320

		100,322,553	80,828,013

Earnings per share
Basic earnings per share (dollar)		0.9049	0.7328

The accompanying notes are an integral part of these Unaudited Condensed consolidated interim financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the six months ended September 30, 2015

(In US dollars)

						Other comprehensive Income		Total equity attributable to equity holders of Bicapital

	Note	Share Capital	Reserves	Capital Contributions	Retained Earnings	Translation Reserve	Actuarial Losses		Non- controlling interest	Total Equity
Balances at March 31, 2015		$391,813,836	247,478,188	7,108,996	373,489,434	(10,028,127)	(3,820,051)	1,006,042,276	32,771,317	1,038,813,593
Exchange of shares	16	201,901	—	—	—	—	—	201,901	(201,901)	—
Dividends	16	—	—	—	(83,281,185)	—	—	(83,281,185)	(899,531)	(84,180,716)
Increase in reserves	16	—	78,013	—	(78,013)	—	—	—	—	—
Decrease in permanent contributions		—	—	(214,008)	214,008	—	—	—	—	—
Comprehensive income for the period:
Profit for the period		—	—	—	99,853,079	—	—	99,853,079	3,806,977	103,660,056
Other comprehensive income (loss)		—	—	—	—	(3,337,503)		(3,337,503)	—	(3,337,503)

		—	—	—	99,853,079	(3,337,503)	—	96,515,576	3,806,977	100,322,553

Balances at September 30, 2015		$392,015,737	247,556,201	6,894,988	390,197,323	(13,365,630)	(3,820,051)	1,019,478,568	35,476,862	1,054,955,430

The accompanying notes are an integral part of these Unaudited Condensed consolidated interim financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the six months ended September 30, 2014

(In US dollars)

						Other comprehensive income		Total equity attributable to equity holders of Bicapital	Non- controlling interest
	Note	Share Capital	Reserves	Capital Contributions	Retained Earnings	Translation Reserve	Actuarial Losses			Total Equity
Balances at March 31, 2014		$389,318,571	221,256,716	7,112,900	298,027,707	(1,186,865)	(3,553,472)	910,975,557	31,111,438	942,086,995
Capital contribution paid	16	1,870,000	—	—	—	—	—	1,870,000	—	1,870,000
Exchange of shares	16	567,269	—	—	—	—	—	567,269	(567,269)	—
Dividends	16	—	—	—	(77,640,445)	—	—	(77,640,445)	61,150	(77,579,295)
Increase in reserves	16	—	(16,827,408)	—	16,827,408	—	—	—	—	—
Decrease in permanent contributions		—	—	(2,643)	2,643	—	—	—	—	—
Comprehensive income for the period:
Profit for the period		—	—	—	80,805,917	—	—	80,805,917	3,224,320	84,030,237
Other comprehensive income (loss)		—	—	—	—	(3,074,266)	(127,958)	(3,202,224)	—	(3,202,224)

		—	—	—	80,805,917	(3,074,266)	(127,958)	77,603,693	3,224,320	80,828,013

Balances at September 30, 2014		$391,755,840	204,429,308	7,110,257	318,023,230	(4,261,131)	(3,681,430)	913,376,074	33,829,639	947,205,713

The accompanying notes are an integral part of these Unaudited Condensed consolidated interim financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the six month periods ended September 30, 2015 and 2014

(In US dollars)

		Six months ended September 30,
	Note	2015	2014
Cash flows from operating activities:
Profit for the period		103,660,056	84,030,237
Adjustments for:
Loan impairment charges	7	20,655,022	28,721,310
Depreciation	9	10,025,683	11,169,397
Amortization		5,698,586	2,610,146
Income tax	11	20,972,940	18,425,651
Interest cost from employee benefits		1,864,797	2,299,343
Foreign currency translation differences for foreign operations		(3,337,503)	(3,074,266)
Income on sale of property and equipment		(6,468,652)	(6,034,167)

Subtotal		153,070,929	138,147,652

Income taxes paid		(15,906,073)	(3,482,207)
Changes in:
Loans, net		(297,945,760)	(320,171,629)
Other receivables		(10,834,719)	(48,277,828)
Related parties		(818,278)	(4,635,843)
Prepayments		(2,770,483)	(4,170,102)
Assets under insurance contracts		(3,116,648)	(15,179,766)
Restricted cash		(9,544,352)	17,333,649
Derivative instruments held for risk management		(476,317)	(570,760)
Inventory		(373,613)	—
Deposits and obligations from customers		251,011,073	221,067,396
Accruals and deferred income		10,746,462	75,227,829
Provisions		13,418,762	269,629
Foreclosed assets		(1,437,569)	(747,345)
Insurance reserves		11,088,151	8,432,582

Net cash provided by operating activities		96,111,565	63,243,256

Cash flows from investing activities:
Acquisition of investment securities		(110,146,521)	(2,675,253)
Maturity of investment securities		—	144,783,689
Disposal of subsidiaries	21	2,000,000	—
Proceeds from sale of fixed assets		6,468,652	9,074,290
Acquisition of properties and equipment		(6,311,209)	(8,354,323)
Acquisition/Proceeds from intangibles, net		(3,865,022)	287,839

Net cash used in investing activities		(111,854,100)	143,116,242

Cash flows from financing activities:
Increase in capital stock	16	—	1,870,000
Dividends paid	16	(84,180,716)	(77,579,295)
Proceeds from loans and borrowings		92,269,741	122,002,428
Payment of debt securities		—	(3,000,000)
Government repurchase agreements		100,000,000	—

Net cash provided by financing activities		108,089,025	43,293,133

Increase in cash and cash equivalents		92,346,490	249,652,631
Cash and cash equivalents:
At beginning of period		1,427,873,816	1,078,573,048

At end of period		1,520,220,306	1,328,225,679

The accompanying notes are an integral part of these Unaudited Condensed consolidated interim financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2015 and March 31, 2015

and for the six-month periods ended September 30, 2015 and 2014

(US dollars)

(1) Reporting entity-

Bicapital Corporation and Subsidiaries (“Bicapital” or “the Company”) was incorporated pursuant to the laws of the Republic of Panama on November 15, 2006 for an indefinite time period as a holding company. The Company’s registered office is Street No. 50, Global Bank Tower, floor 17, office 1706, Panama, Republic of Panama.

Bicapital Corporation has been established as holding company of entities that are primarily involved in investment banking, commercial banking (or “commercial banking”) and consumer banking (or “retail banking”) activities and in providing asset management services through banking institutions and insurance activities. The Company mainly operates in the Republics of Guatemala, Honduras, El Salvador, Panama, the United States of America and the Commonwealth of the Bahamas. The Company’s principal headquarters is at 7a. Avenida 5-10, Zona 4, Centro Financiero, Guatemala City, Guatemala.

The condensed consolidated interim financial statements as of September 30, 2015 and for the six-month periods ended September 30, 2015 and 2014, comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

(2) Basis of preparation-

(a) Statement of compliance and basis of preparation-

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2015.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on December 15, 2015.

(b) Use of estimates and judgments-

Preparing the condensed consolidated interim financial statements requires Management to make a number of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, significant judgments made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

same as those that applied to the consolidated financial statements as of and for of the year ended March 31, 2015.

(3) Significant accounting policies-

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended March 31, 2015.

(4) Financial risk management-

The Company is exposed to the following risks from financial instruments, for which it conducts risk management efforts:

•	credit risk

•	liquidity risk

•	market risk

•	management of capital

The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended March 31, 2015.

Allowance for loan losses and other receivables

The Company considers evidence of impairment for its loans and other accounts receivable at both individually significant level and on a collective level. Loans and other accounts receivable not individually significant are assessed collectively for potential impairment by grouping items with similar risk characteristics. Moreover, individually significant loans and other accounts receivable are assessed for potential specific impairment.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether the current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance for loan losses. When a subsequent event causes the amount of impairment loss to decrease, the decrease in the allowance for loan losses is reversed through profit or loss.

When financial assets are deemed unrecoverable, they are written-off against the allowance. In the event that such assets are recovered, such amounts are recognized as an income in the “Other operating income” line item.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

The following table analyzes the Group’s loans, which are exposed to credit risk and their corresponding assessment according to risk classification:

			September 30, 2015
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 29 days	Assessed for collective impairment current and past due up to 29 days	Total
A	Normal risk	Normal	—	—	7,249,217,374	7,249,217,374
B	Higher than normal risk	Watch list	74,717	128,722,111	—	128,796,828
C	Expected losses	Deficient	3,864,387	45,778,726	—	49,643,113
D	Significant expected losses	Doubtful	4,687,009	21,953,237	—	26,640,246
E	High default risk	Impaired	11,353,703	24,381,559	—	35,735,262

	Total		19,979,816	220,835,633	7,249,217,374	7,490,032,823
	Allowance for loan losses		(12,965,289)	(38,247,100)	(33,346,336)	(84,558,725)

	Total Net		7,014,527	182,588,533	7,215,871,038	7,405,474,098

			March 31, 2015
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 29 days	Assessed for collective impairment current and past due up to 29 days	Total
A	Normal risk	Normal	—	—	6,955,453,426	6,955,453,426
B	Higher than normal risk	Watch list	—	163,820,864	—	163,820,864
C	Expected losses	Deficient	—	33,417,944	—	33,417,944
D	Significant expected losses	Doubtful	1,954,912	17,238,781	—	19,193,693
E	High default risk	Impaired	13,425,781	27,653,234	—	41,079,015

	Total		15,380,693	242,130,823	6,955,453,426	7,212,964,942
	Allowance for loan losses		(12,061,194)	(36,388,526)	(36,331,862)	(84,781,582)

	Total Net		3,319,499	205,742,297	6,919,121,564	7,128,183,360

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

	September 30, 2015	March 31, 2015
Neither past due nor impaired
Category “A”	7,249,217,374	6,955,453,426

Past due but not impaired
From 31 to 60 days	99,688,504	128,893,952
From 61 to 90 days	38,455,292	46,062,513
From 91 to 180 days	44,087,089	29,736,164
Over 180 days	38,604,748	37,438,194

Sub-total	220,835,633	242,130,823

Individual impaired
Category “B”	74,717	—
Category “C”	3,864,387	—
Category “D”	4,687,009	1,954,912
Category “E”	11,353,703	13,425,781

Sub-total	19,979,816	15,380,693

Total	7,490,032,823	7,212,964,942

(5) Fair value measurement-

The Company measures the fair value of financial instruments using valuation models according to the fair value hierarchy, which reflects the degree of subjectivity shown by the models and their inputs, with regard to the public market information.

In the case of financial instruments that are seldom traded and have poor price transparency, the fair value is less objective and requires a higher degree of judgment, depending on the liquidity, concentration, uncertainty of market factors, price fixing assumptions and other risks affecting the specific instrument.

Fair value hierarchy

The Group measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

•	Level 1: Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable either directly (i.e., as prices) or indirectly (i.e., derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data.

•	Level 3: Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

Valuation techniques include net present value models and discounted cash flows models, comparison with similar instruments for which observable market prices and other valuation models exist. Assumptions and inputs used in valuation techniques include risk-free interest rates, reference interest rates, credit spreads and other premiums for determining discount rates.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would been received from the sale of the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

The Company uses widely recognized valuation models for determining the fair value of common and simple financial instruments, such as government-debt instruments that only use observable market data and require few management judgments and estimation. There are observable prices and other information used for feeding the models that is usually available in debt equity markets, derivatives exchange markets and simple unregulated derivatives such as interest-rate swaps. The availability of observable market prices and additional information reduces the need for management judgments and estimates and also the uncertainty related to the determination of fair values. The availability of observable market prices and additional information varies depending on the products and markets and is prone to changes based on specific events and the general conditions of financial markets.

For more complex financial instruments, the Company uses proprietary valuation methods, which are usually developed from recognized valuation methods. Some or all of the significant inputs of these models may not be observable in the market and result from market prices or rates or estimated based on assumptions. Examples of instruments involving significant unobservable variables include certain loans and securities for which there is no active market. Valuation models that employ significant unobservable inputs require a higher degree of management judgments and estimates for the determination of fair value. The latter are frequently required in selecting the appropriate valuation method to be used, the determination of the expected future cash flows of the financial instrument subject to valuation, the determination of the counterparty’s likelihood of default or advance payment and the selection of the appropriate discount rates.

Fair value estimates obtained from models are adjusted for other factors, such as liquidity risk or model uncertainties, to the extent that the Company believe that a third party market participant take them into account in pricing a transaction. Fair values reflect the credit risk of an instrument and include adjustments to take into account the credit risk of the Company and, as appropriate, of the counterparty. For measuring derivatives the Company used the fair value presented by the counterparty.

Model inputs and values are calibrated against historical data and published forecasts. The calibration process is inherently subjective and requires the judgment of management for selecting the most appropriate value.

The Company’s valuation methodology uses discounted cash flows that consider the expected inflows of each financial asset. The discounted cash flows technique is used frequently by market participants for fixing instrument prices. However, this technique is subject to inherent limitations such as the appropriate estimate of the adjusted risk discount rate, and the various assumptions and factors would lead to different results.

For financial liabilities, such as deposits and obligations from customers, loans and borrowings from banks, debt securities issued, and subordinated liabilities, the Company’s valuation methodology uses present value

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

models which estimate the future cash flows discounted at the internal rate of return of each specific instrument. This valuation technique has the purpose to determine the fair value which reflects the price that would have been paid if the liability was traded in an orderly transaction between markets participants at the date of the transaction.

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. As of March 31, 2015 and 2014, there were no transfers between levels of the fair value hierarchy.

Fair values of financial assets and financial liabilities are presented on the following page together with the carrying amounts shown in the statement of financial position:

Financial instruments measured at fair value—Fair value hierarchy

a. Accounting classification and fair value

The following tables show the carrying amount and the fair value of financial assets and financial liabilities, including their levels of the fair value hierarchy for financial instruments measured at fair value.

September 30, 2015		Fair Value
	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Assets
Derivate assets held for risk management	18,238	—	18,238	—	18,238
Liabilities
Derivative liabilities held for risk management	1,407,537	—	1,407,537	—	1,407,537
Financial instruments not measured at fair value
Assets
Cash and cash equivalents	1,520,220,306	1,274,522,372	245,697,934	—	1,520,220,306
Investment securities	3,320,593,010	—	3,655,806,821	—	3,655,806,821
Loans	7,405,474,098	—	—	7,482,806,773	7,482,806,773

	12,246,287,414	1,274,522,372	3,901,504,755	7,482,806,773	12,658,833,900

Liabilities
Deposits and obligations from customers	7,986,544,440	—	—	7,986,684,764	7,986,684,764
Loans and borrowings from banks	2,688,256,603	—	—	2,666,053,112	2,666,053,112
Subordinated liabilities	192,945,697	—	194,459,056	—	194,459,056
Debt securities issued	623,972,781	—	615,308,176	—	615,308,176
Government repurchase agreements	100,000,000	—	100,001,119	—	100,001,119

	11,591,719,521	—	909,768,351	10,652,737,876	11,562,506,228

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

March 31, 2015		Fair Value
	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Assets
Derivate assets held for risk management	1,989	—	1,989	—	1,989
Liabilities
Derivative liabilities held for risk management	1,867,605	—	1,867,605	—	1,867,605
Financial instruments not measured at fair value
Assets
Cash and cash equivalents	1,427,873,816	1,200,312,033	227,561,783	—	1,427,873,816
Investment securities	3,212,180,198	—	3,392,885,491	—	3,392,885,491
Loans	7,128,183,360	—	—	7,162,563,828	7,162,563,828

	11,768,237,374	1,200,312,033	3,620,447,274	7,162,563,828	11,983,323,135

Liabilities
Deposits and obligations from customers	7,735,533,367	—	—	7,308,524,618	7,308,524,618
Loans and borrowings from banks	2,593,237,904	—	—	2,543,157,200	2,543,157,200
Subordinated liabilities	192,875,362	—	194,105,416	—	194,105,416
Debt securities issued	626,792,074	—	606,918,322	—	606,918,322

	11,148,438,707	—	801,023,738	9,851,681,818	10,652,705,556

Fair value of loans is estimated using valuation models, such as discounted cash flow techniques. Input into the valuation techniques includes expected lifetime credit losses, interest rates, probability of default and severity of default. For improving the accuracy of the valuation of estimates for retailers and small commercial loans, homogeneous loans are grouped within a portfolio with the same characteristics such as: aging, collateral quality, type of product and borrower, prepayments and probability of default. The fair value for cash and cash equivalents, deposits and obligations from customers, and borrowings from banks, represents the amount receivable/payable at the reporting date.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(6) Operating segments-

a. Information about reportable segments-

Six months ended September 30, 2015	Commercial Banking	Retail Banking	Treasury	Insurance	TOTAL
Interest income	177,443,753	130,414,848	120,413,331	3,930,028	432,201,960
Interest expense	(85,208,943)	(33,428,017)	(85,877,442)	—	(204,514,402)

Net interest income	92,234,810	96,986,831	34,535,889	3,930,028	227,687,558

Loans impairment charges	(7,468,732)	(13,195,313)	—	9,022	(20,655,023)

Net interest income after provisions	84,766,078	83,791,518	34,535,889	3,939,050	207,032,535

Fee and commissions income, net (including premiums earned and technical reserves)	29,138,106	45,039,433	677,536	18,463,260	93,318,335
Operating and administrative expenses	(43,055,739)	(85,978,943)	(17,245,939)	(13,744,161)	(160,024,782)

Profit before tax	70,848,445	42,852,008	17,967,486	8,658,149	140,326,088

Segment assets	5,682,368,639	2,137,751,525	4,323,830,929	145,479,281	12,289,430,374

Segment liabilities	(3,754,834,466)	(4,620,439,217)	(3,116,815,698)	(153,705,600)	(11,645,794,981)

Six months ended September 30, 2014	Commercial Banking	Retail Banking	Treasury	Insurance	TOTAL
Interest income	162,613,061	116,798,769	116,743,711	4,083,751	400,239,292
Interest expense	(79,346,298)	(29,017,657)	(80,835,721)	—	(189,199,676)

Net interest income	83,266,763	87,781,112	35,907,990	4,083,751	211,039,616

Loans impairment charges	(12,998,441)	(15,716,736)	—	(6,133)	(28,721,310)

Net interest income after provisions	70,268,322	72,064,376	35,907,990	4,077,618	182,318,306

Fee and commissions income, net (including premiums earned and technical reserves)	22,297,357	37,634,523	368,251	19,301,608	79,601,739
Operating and administrative expenses	(39,997,755)	(77,526,552)	(14,287,037)	(12,941,667)	(144,753,012)

Profit before tax	52,567,924	32,172,347	21,989,204	10,437,559	117,167,034

Segment assets	5,025,074,243	1,886,727,010	4,005,530,381	137,768,600	11,055,100,234

Segment liabilities	(3,407,719,047)	(4,226,813,890)	(2,763,042,129)	(134,783,289)	(10,532,358,355)

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

b. Reconciliations of information on reportable segment to IFRS measures-

	Six months ended September 30, 2015	Six months ended September 30, 2014
i. Net interest income
Total net interest income for reportable segments	227,687,558	211,039,616

Consolidated net interest income	227,687,558	211,039,616

ii. Profit before tax
Total net interest income for reportable segments	140,326,088	117,167,034
Unallocated amounts	(15,693,092)	(14,711,146)

Consolidated net interest income	124,632,996	102,455,888

	Six months ended September 30, 2015	March 31, 2015
iii. Assets
Total assets for reportable segments	12,289,430,374	11,817,142,604
Other unallocated amounts	860,484,112	823,226,896

Consolidated total assets	13,149,914,486	12,640,369,500

iv. Liabilities
Total liabilities for reportable segments	(11,645,794,981)	(11,283,259,762)
Other unallocated amounts	(449,164,075)	(318,296,145)

Consolidated total liabilities	(12,094,959,056)	(11,601,555,907)

c. Geographic information-

In presenting the geographic information below, segment net interest income is based on the geographic location of customers.

Six months ended September 30, 2015	Guatemala	Honduras	El Salvador	Total
Commercial Banking	69,933,610	18,965,585	3,335,615	92,234,810
Retail Banking	71,540,605	25,766,376	(320,150)	96,986,831
Treasury	37,953,807	(4,271,320)	853,402	34,535,889
Insurance	3,147,000	783,028	—	3,930,028

				227,687,558

Six months ended September 30, 2014	Guatemala	Honduras	El Salvador	Total
Commercial Banking	61,141,161	19,382,215	2,743,387	83,266,763
Retail Banking	63,343,961	24,659,662	(222,511)	87,781,112
Treasury	36,612,653	(1,709,545)	1,004,882	35,907,990
Insurance	3,334,125	749,626	—	4,083,751

				211,039,616

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(7) Loans, net-

Below is the composition of loans and advances to customers divided by category as well as its provision for impairment as of the reporting dates:

	September 30, 2015
	Gross amount	Allowance for loan losses	Book value
Commercial
Loans	$4,890,768,602	28,288,227	4,862,480,375
Commercial paper	86,620,656	1,199,906	85,420,750
Financial leasing	33,251,126	458,796	32,792,330
Factoring	122,766	461	122,305
Credit cards	1,737,927	49,335	1,688,592

	5,012,501,077	29,996,725	4,982,504,352

SME
Loans	486,310,924	8,314,067	477,996,857
Discounted documents	28,527,604	968,489	27,559,115
Credit cards	15,406,830	488,443	14,918,387
Financial leasing	11,832,149	412,856	11,419,293
Factoring	624,689	4,040	620,649
Loans in deposit accounts	950,627	674	949,953

	543,652,823	10,188,569	533,464,254

Consumer
Loans	484,074,921	12,839,646	471,235,275
Credit cards	320,045,235	17,166,897	302,878,338
Temporary overdrafts	12,699,958	239,618	12,460,340
Loans in deposit accounts	1,044,719	—	1,044,719
Discounted documents	805,905	13,679	792,226
Financial leasing	206,776	10,455	196,321

	818,877,514	30,270,295	788,607,219

Microcredits
Loans	66,420,993	3,746,385	62,674,608
Credit cards	15,453,765	372,174	15,081,591
Discounted documents	247,402	24,758	222,644
Financial leasing	2,020,129	29,728	1,990,401

	84,142,289	4,173,045	79,969,244

Mortgages
Loans	1,030,859,120	9,930,091	1,020,929,029

Total loans and advances to customers	$7,490,032,823	84,558,725	7,405,474,098

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

	March 31, 2015
	Gross amount	Allowance for loan losses	Book value
Commercial
Loans	$4,753,134,972	34,854,873	4,718,280,099
Commercial paper	84,772,576	560,945	84,211,631
Financial leasing	41,843,645	488,869	41,354,776
Factoring	728,765	5,157	723,608
Credit cards	1,654,635	3,379	1,651,256

	4,882,134,593	35,913,223	4,846,221,370

SME
Loans	462,331,223	9,049,454	453,281,769
Discounted documents	29,703,777	1,029,743	28,674,034
Credit cards	15,625,055	205,761	15,419,294
Financial leasing	6,947,974	250,356	6,697,618
Loans in deposit accounts	751,218	315	750,903

	515,359,247	10,535,629	504,823,618

Consumer
Loans	453,542,482	11,496,503	442,045,979
Credit cards	309,451,801	13,394,932	296,056,869
Temporary overdrafts	13,589,734	185,399	13,404,335
Loans in deposit accounts	1,116,342	—	1,116,342
Discounted documents	678,151	21,013	657,138
Financial leasing	246,142	22,631	223,511

	778,624,652	25,120,478	753,504,174

Microcredits
Loans	57,406,216	2,516,042	54,890,174
Credit cards	14,341,131	340,181	14,000,950
Discounted documents	288,271	12,176	276,095
Financial leasing	256,967	20,106	236,861

	72,292,585	2,888,505	69,404,080

Mortgages
Loans	964,553,865	10,323,747	954,230,118

Total loans and advances to customers	$7,212,964,942	84,781,582	7,128,183,360

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

	Loan impairment losses
	Six month period ended
	September 30, 2015	September 30, 2014
Balance at beginning of the period	84,781,582	97,744,015
Charge of the period to profit and loss	20,655,022	28,721,310
Write-offs	(20,676,816)	(51,341,808)
Effect of conversion in exchange rate	(201,063)	48,735

Balance at period end	84,558,725	75,172,252

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the obligation of our banking subsidiaries to continue to engage in collection efforts to accomplish recovery. The corresponding committee in each of our banking subsidiaries is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of profit or loss and other comprehensive income under other operating income.

For the six-month periods ended September 30, 2015 and 2014, US$7,547,587 and US$4,065,361, respectively, were recovered from loans that were written-off and the recoveries were recognized as “Other operating income.”

(8) Related parties-

(a) Remuneration of key management personnel-

Key management members received the following remuneration during the six months ended September 30, 2015 and 2014, which are included in administrative expenses (see note 19):

	Six months ended September 30,
	2015	2014
Short-term benefits	$9,112,553	9,164,636

(b) Transactions with key management personnel-

As of September 30, 2015 and March 31, 2015 key management members entered into the following transactions:

	September 30, 2015	March 31, 2015
Loans granted	$217,495,695	232,364,219

Deposits	$143,041,105	169,779,412

Loans granted to key management members (including the Board of Directors and their immediate relatives) earn annual interest rates between 1.75% and 12.05% (credits in domestic currency), between 2.75% and 10.50% (credits in foreign currency) and operations with credit cards between 15.00% and 60.00%.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

Deposits from key management members earn annual interest rates between 1.00% and 10.00% (deposits in domestic currency) and between 3.75% and 5.60% (deposits in foreign currency).

The loans granted are secured over property of the respective borrowers (financial guarantees). No impairment losses have been recorded against balances outstanding during the period with key management personnel, and no specific allowance has been made for impairment losses on balances with key management members at the reporting date.

(c) Related party transactions

Transactions carried out with related parties in the six months periods ended September 30, 2015 and 2014 are as follows:

	Six months ended September 30,
	2015	2014
Income:
Interests	$5,962,120	6,264,294

Expenses:
Interests	$2,392,679	2,986,729

As of September 30, 2015 and March 31, 2015 balances receivable from and payable to unconsolidated related parties were as follows:

	September 30, 2015	March 31, 2015
Assets
Loans
Compañía de Procesamiento de Medios de Pago Guatemala, S.A.	$2,520,554	—

Accounts receivables:
Compañía de Procesamiento de Medios de Pago (Bahamas) S.A.	1,049,491	1,053,701
Imágenes Computarizadas de Guatemala, S.A.	537,949	540,109
Ceproban	204,704	19,884
Club Social y Deportivo Hércules	20,846	130,586
Bolsa de Valores Nacional, S.A.	10,474	10,465
Visanet	11,148	—
Bipractico	—	654

	$1,834,612	1,755,399
Total related parties (asset)	$4,355,166	1,755,399

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

	September 30, 2015	March 31, 2015
Liabilities
Deposits and obligations from customers:
Compañía de Procesamiento de Medios de Pago Guatemala, S.A.	2,921,748	1,281,136
Bolsa de Valores Nacional, S.A.	146,237	185,896
Club Social y Deportivo Hércules	190,205	114,251
Imágenes Computarizadas de Guatemala, S.A.	123,390	22,458

	$3,381,580	1,603,741

Accounts payable:
Imágenes Computarizadas de Guatemala, S.A.	8,675	5,024

	$8,675	5,024
Total related parties (liability)	$3,390,255	1,608,765

(9) Property and equipment-

a. Acquisitions and disposals

During the six months ended September 30, 2015, the Company acquired assets with a cost of US$6,311,209 (six months ended September 30, 2014 of US$8,354,323).

Assets with a carrying amount of US$2,439,461 were disposed of during the six months ended September 30, 2015 (six months ended September 30, 2014 US$1,277,817), resulting in a loss on disposal of US$6,468,652 (six months ended September 30, 2014 US$9,074,290), which is included in ‘other income (expenses)’ in the condensed consolidated statements of comprehensive income.

b. Depreciation-

The depreciation of property and equipment at September 30, 2015 and September 30, 2014 was US$10,025,683 and US$11,169,397, respectively.

c. Impairment loss and subsequent reversals-

September 30, 2015 and 2014 there are no losses from impairment in the value of long-lived assets, evaluated in accordance with the provisions of IAS 36 Impairment of Assets.

(10) Goodwill-

The reconciliation of carrying amount of goodwill is analyzed as follows:

	September 30, 2015	March 31, 2015
Cost
Balance at the beginning of the period	$139,012,042	136,274,378
Reduction due to disposal of subsidiaries	(661,863)	—
Effect of changes in exchange rates	(201,604)	2,737,664

Balance at the end of the period	138,148,575	139,012,042

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

At September 30, 2015, the Company lost control, through a sale, over two subsidiaries. The total consideration received in this transaction amounted to US$2,000,000, and was settled at carrying value of the net assets at the time of sale, for this reason no gain or loss was recognized in profit & loss. Also, derecognition of net assets included goodwill for the amount of US$661,863.

(11) Income taxes-

Income tax expense is recognized based on Management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate for the six months ended September 30, 2015 was 16.83% (six months ended September 30, 2014 17.98%). The change in the effective tax rate was caused mainly by the effect of change in tax rate from 28% to 25%, in foreign jurisdictions and the increase in operations of entities under optional simplified tax regime.

(12) Deposits and obligations from customers-

Deposits and obligations from customers as September 30, 2015 and March 31, 2015 are as follows:

	September 30, 2015	March 31, 2015
Term deposits	$3,440,557,162	3,339,560,318
Demand deposits	2,987,898,081	2,945,738,506
Savings deposits	1,506,999,315	1,410,967,115
Order deposits	25,726,044	15,445,335
Restricted deposits	25,363,838	23,822,093

	$7,986,544,440	7,735,533,367

As of September 30, 2015 Bicapital has deposit accounts of entities of the Republic of Guatemala for US$2,000,759 (US$1,892,740 as March 31, 2015).

During the six months ended September 30, 2015 the Company made contributions to the Savings Protection Fund (FOPA) for US$7,153,061 (six months ended September 30, 2014 US$6,271,205), which were charged to expense for the period.

At September 30, 2015 the third-party deposit accounts include US$25,363,838 (US$23,822,093 at March 31, 2015), seized by decision of a court.

(13) Loans and borrowings from banks-

Loans and borrowings from banks as of September 30, 2015 and March 31, 2015 are as follows:

	September 30, 2015	March 31, 2015
From foreign financial institutions	$2,455,282,970	2,370,261,626
From domestic financial institutions	212,996,554	203,975,986
Accrued interest payable	19,977,079	19,000,292

	$2,688,256,603	2,593,237,904

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(a)	The following table details the information presented above:

	Authorized Amount	Amount Unused	Used Amount	Interest Rate	Due Date
Domestic currency
Banco Agromercantil de Guatemala, S.A.	11,074,154	—	11,074,154	6.80%	27/11/2017
Banco G&T Continental, S.A.	2,605,683	—	2,605,683	8.25%	15/01/2017
Banco de America Central, S.A.	27,654,885	9,932,152	17,722,733	5.58%	26/08/2016
Banco Reformador, S.A.	2,345,115	—	2,345,115	6.50%	26/08/2016

Total Domestic Currency	43,679,837	9,932,152	33,747,685

Foreign currency
Bac Florida Bank	17,054,593	7,000,003	10,054,590	2.40%	22/11/2015
Banco Itau (IFC)	9,999,542	—	9,999,542	1.79%	18/12/2015
Banco Latinoamericano de Comercio Exterior	128,542,109	5,140,007	123,402,102	2.66%	25/01/2016
Banco Pichincha C.A. (Garantía IFC)	24,089,572	—	24,089,572	1.79%	18/12/2015
Bank of America	90,627,050	21,808,105	68,818,945	2.12%	30/04/2016
Bank of America (Crédito Directo)	511,458,333	3,810,434	507,647,899	5.50%	01/11/2022
Bank of America a	5,000,000	81,502	4,918,498	2.33%	09/06/2016

Bank of Nova Scotia	42,348,159	—	42,348,159	1.99%	01/02/2016
Caixabank, S.A. (Garantía IFC)	10,043,468	—	10,043,468	1.99%	18/12/2015
Citibank	187,486,577	14,873,588	172,612,989	2.61%	21/12/2024
Citibank New York	21,070,160	—	21,070,160	1.94%	27/01/2016
Cobank	38,322,930	14,691,717	23,631,213	1.98%	21/07/2016
Cobank a	63,183,313	2,280,814	60,902,499	2.24%	02/09/2016
Cobank C.C.C.	140,627,530	5,571,168	135,056,362	2.22%	18/10/2016
Commerzbank	79,660,271	20,357,698	59,302,573	2.32%	29/07/2016
Deutsche Bank Trusto Co. Americas	159,385,851	3,126,264	156,259,587	1.96%	25/01/2016
Fifth Third Bank	10,000,000	210,818	9,789,182	2.38%	15/08/2016
Iinter American Development Bank	80,384,721	—	80,384,721	1.94%	15/02/2016
Mercantil Banco Universal Venezuela	33,213,234	6,000,000	27,213,234	1.96%	22/01/2016
Regions Bank	3,500,000	44,397	3,455,603	2.25%	21/04/2016
Sumitomo Mitsui Banking Corp.	80,253,542	39,000,000	41,253,542	1.93%	21/12/2015
The Bank Of Montreal	30,160,687	—	30,160,687	1.95%	21/12/2015
The Bank Of New York Mellon	40,258,095	—	40,258,095	1.83%	18/12/2015
Wells Fargo Bank	90,738,326	39,500,008	51,238,318	2.04%	31/07/2016
Wells Fargo Bank Series 2011-1	33,260,443	131,250	33,129,193	2.66%	15/10/2018
Wells Fargo Bank Series 2011-2	27,224,036	131,552	27,092,484	5.50%	15/10/2018
Wells Fargo Bank Series 2011-3	54,701,111	389,127	54,311,984	6.00%	15/10/2021
Wells Fargo Bank Series 2011-4	27,166,837	132,028	27,034,809	3.89%	15/10/2021
Wells Fargo Bank Series 2013-1	20,000,000	76,001	19,923,999	2.54%	13/07/2018
Wells Fargo Bank Series 2013-2	30,000,000	159,497	29,840,503	5.00%	13/07/2023
Wells Fargo Bank Series 2013-3	250,000,000	1,590,395	248,409,605	3.24%	13/07/2025
Wells Fargo Bank Series 2013-4	150,000,000	784,259	149,215,741	2.94%	13/10/2023
WGZ Bank Ag.	4,000,000	49,893	3,950,107	2.25%	18/04/2016
C.A Bank Economic Integration	70,135,566	2,785,321	67,350,245	6.52%	07/10/2022
Honduras Bank for Production and Housing	158,929,506	36,391,806	122,537,700	7.60%	07/02/2016
Private Contribution Regime	68,804,704	22,744,879	46,059,825	7.95%	30/04/2016
Other loans (Cafetalero Fund)	70,709	—	70,709	0.00%	Indefinite
Bancoldex	5,000,007	1,250,001	3,750,006	2.60%	01/12/2015
FMO	84,500,121	—	84,500,121	5.05%	15/01/2018
Bandesal	10,180,666	877,732	9,292,934	4.29%	07/11/2029
Multibank	2,024,922	—	2,024,922	2.65%	09/10/2015
Norfund	10,024,206	—	10,024,206	5.13%	29/12/2019
Other Loans	2,078,285	—	2,078,285	4.75%	03/02/2026

Total in foreign currency	2,905,509,182	251,000,264	2,654,508,918

Total	2,949,189,019	260,932,416	2,688,256,603

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(b)	During September and October 2011, Bicapital, obtained financing in the international capital market through loans with the Wells Fargo Bank, National Association for US$180,000,000. These loans shall be settled in accordance with the quarterly installments set forth in the respective agreements, as follows: US$90,000,000 from January 2014 to October 2018 for tranche A and US$90,000,000 from January 2015 to October 2021 for tranche B.

Banco Industrial, S.A. has established a Diversified Payment Rights (DPRs) Securitization Program, through which it raises medium to long-term funds in the international capital markets. DPRs consist of electronic and paper remittances received through correspondent banks. Banco Industrial has sold all existing and future DPRs to Industrial DPR Funding Limited, a Cayman Islands SPC, which issues Notes to investors, collateralized by the DPRs. Banco Industrial has entered into several loan agreements with banks (Citibank and Wells Fargo) whose terms mirror those of the Notes. The banks simultaneously participate 100% of their interest in the loans to the SPC. Proceeds from the issuance of the Notes will be used by the SPC to fund its purchase of the participations.

(c)	In April and October 2007, Bicapital obtained financing in the international capital market through two lines of credit with Citibank NA New York for a total of US$300,000,000, secured by the flow of payment rights processed by Banco Industrial, S.A. and relating to foreign currency remittances from abroad.

(d)	On November 1, 2012, Bicapital obtained a US$500,000,000 10-year loan from Bank of America, N.A. bearing fixed interest at the rate of 5.50% and interest payments on days 1 of the months of May and November of each year, beginning on May 1, 2013. The principal amount will be amortized at the maturity, which falls due on November 1, 2022.

(e)	BANPAIS maintains obligations with the Central American Bank for Economic Integration (CABEI) through lines of credit for US$ 40,000,000 to finance working capital, foreign trade and productive sectors. Principal provided through the lines of credit is repaid by consecutive quarterly payments and, to the extent possible, until its full repayment in the amounts and on the dates the lender shall determine based on the term and repayment conditions of each loan program. This line of credit is secured by the assignment of the loan portfolio financed with the proceeds of the global line of credits.

The Group has not had any defaults of principal or interest or other breaches with respect to its loans and borrowings from banks during the six-month periods ended September 30, 2015 and the year ended March 31, 2015, respectively.

(14) Provisions -

The provision of US$3,637,406 was recognized at September 30, 2015 (US$3,162,876 in March 31, 2015) in respect of the accrual for loyalty programs and employee contributions.

(15) Employee benefits-

The Company’s defined benefit obligations increased by US$1,864,797 during the six months ended September 30, 2015 (six months ended September 30, 2014 US$2,299,343).

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(16) Stockholders’ equity-

(a) Structure of capital stock-

At September 30, 2015 and March 31, 2015, the Company’s capital stock totaled US$392,015,737 and US$391,813,836, respectively. At September 30, 2015 common share issued amounted to 111,079,845 (111,041,691 common share issued and outstanding at March 31, 2015).

During the six month periods ended September 30, 2015 the increase in paid-in capital share of US$201,901 corresponds to an exchange of common share to the stockholders of Banco Industrial, S. A. (US$625,265 in March 31, 2015).

The Board of Bicapital approved a reverse stock split effective on August 3, 2015, reducing the total number of outstanding common stock at a ratio of 5 for 1.

The retrospective impact of the reverse split of shares is presented as follows:

	Earnings per share value
As of March 31,	Before reverse split	After reverse split
2015	$0.3252	$1.6258
2014	$0.3175	$1.5877
2013	$0.2864	$1.4319

On August 3, 2015, the Company made a capital contribution for the amount of US$20,000,000 related to the registration and incorporation of the new subsidiary, Bi-Bank, S.A., in the Republic of Panama.

(b) Dividends-

•	On May 25, 2015, the Stockholders’ Meeting of Bicapital agreed to declare dividends for US$83,281,185.

•	On April 28, 2014, the Stockholders’ Meeting of Bicapital agreed to declare dividends for US$77,640,445.

As of March 31, 2015 and 2014, the dividend per share was US$0.75 and US$0.70, respectively.

(c) Nature and purpose of reserves-

a) Legal reserve-

In accordance with the laws of each country, the Group entities’ comply with the creation of a legal reserve. Five percent of net income of the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of March 31, 2015 the statutory reserve has reached the required amount.

b) Reserve for future capitalizations-

This reserve comprises amounts separated from retained earnings to capitalize and increase capital.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

c) Reserve for future dividends-

This reserve comprises amounts separated from retained earnings to cover the payment of dividends to its shareholders for their invested capital. The Company pays out a specific percentage of its earnings each year as dividends, and the amount of those dividends therefore vary directly with earnings.

d) Translation reserve-

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

(17) Financial income and expense-

	Six months ended September 30, 2015	Six months ended September 30, 2014
Interest income
Loans and advances to customers	$307,858,601	279,411,830
Investment securities	122,739,205	118,975,821
Financial derivatives income	558,430	773,231
Accounts receivable	824,368	852,681
Cash and cash equivalents	221,356	225,729

Total financial income	$432,201,960	400,239,292

	Six months ended September 30, 2015	Six months ended September 30, 2014
Interest expense
Depositary obligations	$124,672,543	115,251,007
Loans obtained	48,539,836	44,062,361
Financial obligations	21,233,448	19,886,725
Other obligations	9,576,651	9,798,313
Financial derivatives expense	491,924	201,270

Total financial expense	$204,514,402	189,199,676

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(18) Fee and commission income and expense-

	Six months ended September 30, 2015	Six months ended September 30, 2014
Income
Commissions	$41,518,733	36,199,965
Bank services	15,047,206	12,040,947
Gain on foreign exchange transactions	11,825,607	9,225,002
Leases	11,420,382	9,849,257
Account handling	6,431,006	5,944,617
Healthcare services	5,989,114	—
Legal services	2,410,472	2,573,744
Bi mobile	2,348,469	2,122,889
Storage	2,283,291	2,122,561
Collections	2,107,462	1,486,114
Electronic billing	1,061,897	964,584
Trading in securities	836,341	814,317
Price differences in repurchase of government agreements	701,753	253,223
Maintenance	446,989	321,616
Checks rejected	359,599	373,720
Other	711	898

Total fee and commission income	$104,789,032	84,293,454

	Six months ended September 30, 2015	Six months ended September 30, 2014
Service expenses
Protection fund contributions	$7,153,061	6,271,205
Assistance on damages and other	6,609,608	5,904,372
Additional benefits	1,048,750	904,234
Loss on foreign exchange transactions	1,558,061	350,194
Trading in securities	498,520	371,399
Collections	420,658	327,170
Other services expense	127,070	209,284
Uncollected income	122,945	25,874
Depository obligations	36,251	41,172
Loans obtained	111,203	15,899
Price differences in repurchase of Government agreements	131,585	26,081

Total fee and commission expense	$17,817,712	14,446,884

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(19) Operating and administrative expenses-

	Six months ended September 30, 2015	Six months ended September 30, 2014
Personnel costs:
Wages and salaries	$51,449,125	44,277,551
Other variable compensations	13,260,996	12,991,597
Employer dues	10,001,191	8,509,124
Severance payments	5,917,655	5,257,582
Bonus	5,555,566	4,661,162
Vacation bonus	2,524,268	1,944,030
Overtime compensation	974,371	962,827
Transportation and per diem	868,750	842,845
Training	563,214	542,751

	$91,115,136	79,989,469

	Six months ended September 30, 2015	Six months ended September 30, 2014
Administrative expenses:
Taxes and dues	$16,757,601	14,324,306
Depreciation and amortization	15,724,269	13,779,543
Professional fees	13,274,579	7,714,612
Maintenance	9,285,734	13,425,313
Marketing and advertising	5,161,761	3,326,281
Security and monitoring	4,334,706	3,719,485
Repairs	4,314,236	3,702,722
Memberships	3,393,864	2,307,094
Stationery and office supplies	3,227,576	3,484,747
Electric power	2,677,651	2,998,975
Communications	2,449,888	1,904,960
Insurance premiums and bonding	1,562,958	833,177
Courier	746,285	735,902
Other	11,673,912	10,212,818

	$94,585,020	82,469,935

	Six months ended September 30, 2015	Six months ended September 30, 2014
Rent expenses:
Property	$5,793,713	5,602,892
Personal Property	415,841	309,349
Other	28,267	31,110

	$6,237,821	5,943,351

Total operating and administrative expenses	$191,937,977	168,402,755

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US dollars)

(20) Commitments and contingent liabilities-

During the normal course of business legal claims may arise due to commercial, labor or other disputes. According to Management’s judgment none of such claims are probable to result in an unfavorable outcome to the Company, nor could the amounts claimed have a material impact in the financial position of the Company.

(21) Subsequent events-

In 2007, Bicapital acquired Banco del País (“Banpais”) which held 600,769 shares, or less than 1%, of Banco Continental that represented a carrying amount as of September 30, 2015 of $291,321, and 658,194 shares, or approximately 3.8%, of Inversiones Continental that represented a carrying amount as of September 30, 2015 of $3,916,204, both headquartered in San Pedro Sula, Honduras. Together these investments represent a carrying value of $4,207,525 as of September 30, 2015. In addition, Bicapital, as a group, has a credit exposure in an aggregate amount of $2,310,500, related to $263,000 in loans granted by Banpais to one of Banco Continental’s stockholders and $2,047,500 in loans granted by Westrust Bank to Banco Continental.

On October, 2015, the Honduras banking regulator (CNBS) ordered Banco Continental to close and to undergo a “forced liquidation,” Banco Continental is now under the control of the Government of Honduras and is being managed by a government appointed liquidator.

As of this date it is uncertain to what extent the Company will be able to collect the loans owed by Banco Continental and its stockholder, and the level of impairment of the abovementioned investments. Management’s expectations regarding each of the financial assets to which Bicapital is exposed to are as follows:

•	The CNBS announced that Banco Continental’s assets will be used to settle their obligations. International financial institutions will be placed second in priority ranking after customers. Therefore, management’s expects Bicapital to recover its credit exposure from Banco Continental in connection with the loan granted by its subsidiary Westrust Bank.

•	Regarding the credit exposure from Banco Continental’s stockholder, it is uncertain to what extent its financial capacity has been affected by these events, therefore, at this stage management is unable to properly assess the likelihood of recovery.

•	Regarding the investment in Banco Continental, management expects that recovery may be difficult and, therefore, it will be subject to an impairment charge subsequent to September 30, 2015.

•	Regarding the investment in Inversiones Continental, management cannot properly assess the likelihood of recovery, due to the fact that this entity has additional assets other than its interest in Banco Continental.

******

Bicapital Corporation and Subsidiaries

(Panama, Republic of Panama)

Consolidated Financial Statements

As of March 31, 2015 and 2014

and for the years ended March 31, 2015, 2014 and 2013

(With the Report of Independent Registered Public Accounting Firm)

BICAPITAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Bicapital Corporation:

We have audited the accompanying consolidated statements of financial position of Bicapital Corporation and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended March 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bicapital Corporation and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended March 31, 2015, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in Note 39 to the consolidated financial statements, the Board of Directors of the Company approved a reverse stock split effective on August 3, 2015. As a result, the Company has retrospectively adjusted earnings per share for the effect of the split for all periods presented. Our opinion is not modified for this matter.

/s/ KPMG
KPMG

July 20, 2015, except as to Note 39, which is as of August 3, 2015 Panama, Republic of Panama

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2015 and 2014

(In US dollars)

	Note	2015	2014
Assets
Cash and cash equivalents	7	1,427,873,816	1,078,573,048
Investment securities	8	3,212,180,198	3,149,692,736
Loans, net	9	7,128,183,360	6,372,334,492
Other receivables	10	171,885,174	132,687,802
Related parties	11	1,755,399	1,953,325
Prepayments	12	41,976,093	37,595,305
Assets under insurance contracts	3(d)	57,221,533	40,150,575
Derivative assets held for risk management	13	1,989	95,491
Restricted cash	3(c)(i)	79,807,640	115,622,029
Foreclosed assets	14	21,716,087	17,501,034
Property and equipment, net	15	297,724,871	267,320,162
Goodwill	16	139,012,042	136,274,378
Intangible assets, net	17	26,009,315	27,522,089
Investment property, net	18	33,796,274	31,955,068
Inventories		1,225,709	—

Total assets		12,640,369,500	11,409,277,534

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2015 and 2014

(In US dollars)

	Note	2015	2014
Liabilities
Deposits and obligations from customers	20	7,735,533,367	7,079,104,031
Loans and borrowings from banks	21	2,593,237,904	2,221,518,722
Debt securities issued	22	626,792,074	561,198,720
Accruals and deferred income	23	239,942,435	213,147,966
Insurance reserves	25	115,141,201	106,026,248
Provisions	26	14,544,818	23,065,324
Liabilities under insurance contracts	3 (d)	20,860,374	14,382,549
Related parties	11	1,608,765	4,765,802
Derivative liabilities held for risk management	27	1,867,605	2,831,613
Other liabilities		533,750	533,750
Employee benefits	28	41,669,365	35,863,366
Deferred tax	19	16,948,887	8,976,708
Subordinated liabilities	24	192,875,362	195,775,740

Total liabilities		11,601,555,907	10,467,190,539

Equity
Share capital	29 (a)	391,813,836	389,318,571
Reserves		247,478,188	221,256,716
Capital contributions		7,108,996	7,112,900
Retained earnings		373,489,434	298,027,707
Other comprehensive income		(13,848,178)	(4,740,337)

Equity attributable to owners of Bicapital		1,006,042,276	910,975,557
Non-controlling interests		32,771,317	31,111,438

Total equity		1,038,813,593	942,086,995

Total equity and liabilities		12,640,369,500	11,409,277,534

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended March 31, 2015, 2014 and 2013

(In US dollars)

	Note	2015	2014	2013
Interest income	33	818,556,508	738,645,196	624,195,136
Interest expense	33	(386,991,968)	(371,833,885)	(310,506,384)

Net interest income		431,564,540	366,811,311	313,688,752

Loan impairment charges	9	(56,518,986)	(28,547,877)	(16,879,090)

Net interest income after provisions		375,045,554	338,263,434	296,809,662
Fee and commission income	34	185,982,764	194,015,346	177,113,628
Fee and commission expense	34	(29,694,314)	(22,252,639)	(20,439,956)

Net fee and commission income		156,288,450	171,762,707	156,673,672

Premiums earned, net of technical reserves	35	207,027,472	188,796,565	163,476,437
Acquisition and renewal costs		(103,639,513)	(95,267,205)	(83,235,666)
Expenses for insurance claims		(67,944,739)	(67,456,921)	(60,077,369)

Net premiums income		35,443,220	26,072,439	20,163,402

Profit from banking and insurance operation		566,777,224	536,098,580	473,646,736

Operating and administrative expenses	36	(365,839,397)	(326,700,474)	(276,124,546)
Other operating income, net		18,677,135	13,566,617	9,831,699

Profit before tax		219,614,962	222,964,723	207,353,889
Income tax	19	(33,741,061)	(41,777,063)	(45,363,954)

Profit for the year		185,873,901	181,187,660	161,989,935

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the years ended March 31, 2015, 2014 and 2013

(In US dollars)

	Note	2015	2014	2013
Other comprehensive income
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit liability	28 (ii)	(355,439)	(3,235,250)	(1,774,046)
Related tax	19 (b)	88,860	905,870	549,954

		(266,579)	(2,329,380)	(1,224,092)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences for foreign operations		(8,841,262)	4,018,864	(9,580,025)

		(8,841,262)	4,018,864	(9,580,025)

Other comprehensive income, net of tax		(9,107,841)	1,689,484	(10,804,117)

Total comprehensive income		176,766,060	182,877,144	151,185,818

Profit attributable to:
Equity holders of Bicapital		179,314,878	174,854,530	155,912,439
Non-controlling interests		6,559,023	6,333,130	6,077,496

		185,873,901	181,187,660	161,989,935

Total comprehensive income attributable to:
Equity holders of Bicapital		170,207,037	176,544,014	145,108,322
Non-controlling interests		6,559,023	6,333,130	6,077,496

		176,766,060	182,877,144	151,185,818

Earnings per share
Basic and diluted earnings per share (dollar)	31	1.6258	1.5877	1.4319

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2015 and 2014

(In US dollars)

	Note	Share capital	Reserves	Capital contributions	Retained earnings	Other comprehensive income		Total equity attributable to equity holders of Bicapital	Non-controlling interest	Total equity
						Translation reserve	Actuarial losses
Balances at March 31, 2013		386,418,468	180,145,853	7,261,934	234,452,476	(5,205,729)	(1,224,092)	801,848,910	30,151,516	832,000,426
Additional paid-in capital (share premium)		6,630,000	—	—	—	—	—	6,630,000	—	6,630,000
Exchange of shares	29 (a)	1,572,486	—	—	—	—	—	1,572,486	(1,572,486)	—
Dividends	29 (b)	—	—	—	(71,400,701)	—	—	(71,400,701)	(2,717,491)	(74,118,192)
Increase in reserves	29 (c)	—	41,110,863	—	(41,110,863)	—	—	—	—	—
Decrease in permanent contributions		—	—	(149,034)	149,034	—	—	—	—	—
Decrease in capital stock by buying own shares		(5,302,383)	—	—	—	—	—	(5,302,383)	—	(5,302,383)
Acquisition of Non-controlling interest without change in control		—	—	—	1,083,231	—	—	1,083,231	(1,083,231)	—
Comprehensive income for the period:
Profit for the period		—	—	—	174,854,530	—	—	174,854,530	6,333,130	181,187,660
Other comprehensive income		—	—	—	—	4,018,864	(2,329,380)	1,689,484	—	1,689,484

Total comprehensive income for the period		—	—	—	174,854,530	4,018,864	(2,329,380)	176,544,014	6,333,130	182,877,144

Balances at March 31, 2014		389,318,571	221,256,716	7,112,900	298,027,707	(1,186,865)	(3,553,472)	910,975,557	31,111,438	942,086,995

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended March 31, 2015 and 2014

(In US dollars)

	Note	Share capital	Reserves	Capital contributions	Retained earnings	Other comprehensive income		Total equity attributable to equity holders of Bicapital	Non-controlling interest	Total equity
						Translation reserve	Actuarial losses
Balances at March 31, 2014		389,318,571	221,256,716	7,112,900	298,027,707	(1,186,865)	(3,553,472)	910,975,557	31,111,438	942,086,995
Additional paid-in capital (share premium)		1,870,000	—	—	—	—	—	1,870,000	—	1,870,000
Exchange of shares	29 (a)	625,265	—	—	—	—	—	625,265	(625,265)	—
Dividends	29 (b)	—	—	—	(77,640,446)	—	—	(77,640,446)	(4,269,016)	(81,909,462)
Increase in reserves	29 (c)	—	26,221,472	—	(26,221,472)	—	—	—	—	—
Decrease in permanent contributions		—	—	(3,904)	3,904	—	—	—	—	—
Acquisition of Non-controlling interest without change in control		—	—	—	4,863	—	—	4,863	(4,863)	—
Comprehensive income for the period:
Profit for the period		—	—	—	179,314,878	—	—	179,314,878	6,559,023	185,873,901
Other comprehensive income		—	—	—	—	(8,841,262)	(266,579)	(9,107,841)	—	(9,107,841)

Total comprehensive income for the period		—	—	—	179,314,878	(8,841,262)	(266,579)	170,207,037	6,559,023	176,766,060

Balances at March 31, 2015		391,813,836	247,478,188	7,108,996	373,489,434	(10,028,127)	(3,820,051)	1,006,042,276	32,771,317	1,038,813,593

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2015 and 2014

(In US dollars)

	Note	2015	2014	2013
Cash flows from operating activities:
Profit for the year		185,873,901	181,187,660	161,989,935
Adjustments for:
Loan impairment charges	9	56,518,986	28,547,877	16,879,090
Depreciation	15,18	21,701,626	18,725,847	16,992,893
Amortization	17	2,272,708	5,434,590	4,301,943
Income tax	19	33,741,061	41,777,063	45,363,954
Interest cost from employee benefits	28	2,618,575	2,238,592	1,907,110
Foreign currency translation differences for foreign operations		(8,841,262)	4,018,864	(9,580,025)
Income on sale of property and equipment		(12,712,637)	(1,750,163)	(858,498)
Subtotal		281,172,958	280,180,330	236,996,402
Changes in:
Loans, net		(812,367,854)	(888,909,884)	(769,558,149)
Other receivables		(46,230,375)	(311,376)	(41,472,093)
Related parties		(2,959,111)	(640,890)	805,392
Prepayments		(4,380,788)	(7,142,854)	(7,356,457)
Inventories		(1,225,709)	—	—
Assets under insurance contracts		(10,593,133)	14,491,849	10,349,263
Restricted cash		36,360,375	(9,884,470)	(9,807,711)
Derivatives held for risk management		(870,506)	(1,567,044)	(1,839,550)
Deposits and obligations from customers		656,429,336	478,965,075	471,633,849
Accruals and deferred income		30,626,603	14,327,322	(1,265,548)
Income tax paid		(25,680,022)	(44,364,866)	(32,195,965)
Provisions		(8,520,506)	4,596,646	34,408
Insurance reserves		9,114,953	1,087,903	(2,243,535)
Government repurchase agreements		—	—	(63,000,000)
Employee benefits		3,025,228	2,263,043	2,026,271

Net cash provided by operating activities		103,901,449	(156,909,216)	(206,893,423)

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2015 and 2014

(In US dollars)

	Note	2015	2014	2013
Cash flows from investing activities:
Acquisition of investment securities		(64,247,407)	(412,673,229)	(362,193,615)
Proceeds from redemption in investment securities		1,759,945	—	—
Proceeds from foreclosed assets		(4,215,053)	(858,330)	(2,948,236)
Acquisition of properties and equipment, net	15	(84,610,308)	(32,597,996)	(22,650,464)
Proceeds from sale of fixed assets		12,712,637	1,395,694	1,472,131
Acquisition of subsidiary, net of cash acquired	6	23,177,838	—	—
Proceeds from acquisition of intangibles	17	(759,934)	(14,270,107)	(9,551,414)

Net cash used in investing activities		(116,182,282)	(459,003,968)	(395,871,598)

Cash flows from financing activities:
Capital contribution paid	29 (a)	1,870,000	1,327,617	38,760,000
Dividends paid	29 (b)	(81,909,462)	(74,118,192)	(62,109,484)
Acquisition of non-controlling interests		—	—	2,219,666
Proceeds from loans		444,621,063	687,389,661	520,461,602
Payment of debt securities		(3,000,000)	(3,000,000)	(3,000,000)

Net cash provided by financing activities		361,581,601	611,599,086	496,331,784

Increase (decrease) in cash and cash equivalents		349,300,768	(4,314,098)	(106,433,237)
Cash and cash equivalents:
At beginning of period		1,078,573,048	1,082,887,146	1,189,320,383

At end of period	7	1,427,873,816	1,078,573,048	1,082,887,146

The accompanying notes are an integral part of these consolidated financial statements.

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended at March 31, 2015 and 2014

(US dollars)

(1) Reporting entity-

Bicapital Corporation and Subsidiaries (“Bicapital” or “the Company”) was incorporated pursuant to the laws of the Republic of Panama on November 15, 2006 for an indefinite time period as a holding company. The Company’s registered office is located at Street No. 50, Global Bank Tower, floor 17, office 1706, Panama, Republic of Panama.

Bicapital Corporation has been established as holding company of entities that are primarily involved in investment banking, commercial banking and consumer banking activities and in providing asset management services through banking institutions and in insurance activities. The Company mainly operates in the Republics of Guatemala, Honduras, El Salvador, Bahamas, Panama, and the United States of America. The Company´s principal headquarters is at 7a. Avenida 5-10, Zona 4, Centro Financiero, Guatemala City, Guatemala.

The consolidated financial statements for the fiscal years ended March 31, 2015 and 2014, comprise the Company and its subsidiaries (together referred to as the “Group” or and individually as “Group entities”) (see note 3 (a)(ii)).

The figures of consolidated statements of profit or loss and other comprehensive income as of December 31, 2014 and 2013 have been reclassified to conform the presentation of consolidated statements of profit or loss and other comprehensive income of the current year.

Significant transactions-

Corporate restructuring

A corporate restructuring took place as from 2007, setting off a stock exchange offer, extending perpetually, which consists of the right of shareholders of Banco Industrial, S. A. (“the Bank”) to exchange their shares for common stock of Bicapital Corporation. For each common stock of the Bank, the shareholders are entitled to receive ten (10) common shares of stock of Bicapital Corporation. As of March 31, 2015, the Bank’s stockholders exchanged up to 97.81% (97.70% in 2014) of their shares.

(2) Basis of preparation-

(a) Statement of compliance-

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The designation IFRS includes all standards issued by the IASB and related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

On July 9, 2015, the Board of Directors authorized the issuance of the accompanying consolidated financial statements.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(b) Basis of measurement-

The consolidated financial statements have been prepared on the historical cost basis, except for the following significant items:

1.	Derivative financial instruments that are measured at fair value with changes through profit or loss; and

2.	Measurement of defined benefit obligations: key actuarial assumptions.

(c) Functional and presentation currency-

The Company has used the US Dollars (“dollars” or “US$”) as the presentation currency for these consolidated financial statements, however the functional currency of Bicapital is the Guatemalan quetzal (“quetzal” or “Q”).

Even though there are significant loans granted and liabilities contracted in dollars, quetzal is the currency that predominates in the economic environment where the Company operates. Similarly, the main cash flows for settled goods and services, taxes and other obligations are in quetzals.

For entities incorporated in Guatemala the legal currency is the quetzal; for the entities incorporated in the Bahamas, Panama and El Salvador, the legal currency is the dollar; whereas for the entities incorporated in Honduras the legal currency is the lempira (“lempira” or “L”).

Since most of the significant entities operate in Guatemala, for purposes of disclosure in the notes to the consolidated financial statements, the amounts are denominated in Guatemalan quetzals, which is determined as the “domestic currency”. The term “foreign currency” is denominated for amounts in currencies other than the quetzal.

Except when otherwise indicated, all amounts have been rounded to the nearest unit.

(d) Use of estimates and judgments-

The preparation of consolidated financial statements in accordance with IFRS requires Management to make a number of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates and assumptions.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments and estimates applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are disclosed in the following notes:

Note 3 (c)—measurement of financial instruments;

Note 3 (d)—recognition of insurance contracts;

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Note 3 (k)(i)—useful lives of intangible assets;

Note 3 (l) and (l)(ii)—impairment of goodwill, other assets with indefinite useful life and inventories;

Note 3 (l)(i)—impairment for loans losses and accounts receivable;

Note 3 (l)(i)—insurance technical reserves; and

Note 3 (n)—measurement of defined benefit obligations.

Management used the control model under IFRS 10, to determine whether the control indicators set out in note 3(a)(ii) indicate that the Company controls a trust, an investment fund or an entity without ownership interest. Information on assumptions and uncertainty of estimates posing a significant risk of resulting in a material adjustment is presented in the next page.

(a) Allowance for loan loans losses-

Loans are assessed for impairment on a regular basis for any events that may produce such impairment and adjusted if appropriate in profit or loss of the year. In determining whether an impairment loss should be recorded in profit or loss, the Company makes decisions as to whether there is any observable data indicating that there is a reduction of the loan value that can be measured in the estimated future cash flows of loans.

This evidence includes observable data indicating that there has been an adverse change in the payment status of borrowers, or economic conditions that correlate with defaults on loans. The methodology and assumptions used to estimate the amount and time of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience (see note 3 (k)(i)).

(b) Impairment in goodwill-

The Company tested goodwill for impairment at least annually. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or cash generating unit (“CGUs”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

Estimating the value in use requires management to estimate the expected cash flows of cash generating units and also the selection of an appropriate discount rate to calculate the present value of those cash flows (see note 3 (k)(ii)).

(c) Deferred tax-

The Company is subject to income tax under different jurisdictions. Estimates are made through a tax projection for determining the provision for income taxes and liabilities resulting from this estimate are recognized. When the final tax outcome is different from the amounts that were recorded, differences will impact the provision for income taxes and deferred taxes in the period in which such determination is made (see note 3(p)).

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(3) Significant accounting policies-

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation-

i. Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders. Therefore no goodwill is recognized as a result of such transactions.

ii. Subsidiaries-

Subsidiaries are investees controlled by the Company. The Company controls a subsidiary if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether it has control if there are changes to one or more of the elements of control. The financial statements of subsidiaries, as described below, and are included in the consolidated financial statements from the date on which control commences until the date when control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. For these consolidated financial statements all entities of the Group have prepared their financial information only for consolidation purpose as of March 31.

The Company’s subsidiaries are as follows:

	Country	Ownership interest
		2015	2014
Banking activity:
Banco Industrial, S. A. (“the Bank”)	Republic of Guatemala	97.81%	97.70%
Westrust Bank (International) Limited (“the Off-shore Bank”)	Commonwealth of the Bahamas	100.00%	100.00%
Banco del País, S. A. (“BANPAIS”)	Republic of Honduras	90.41%	90.21%
Banco Industrial de El Salvador, S. A. (“BIESA”)	Republic of Salvador	92.00%	92.00%
Financiera Industrial, S. A. (“the Finance Corporation”)	Republic of Guatemala	100.00%	100.00%
Other non-banking financial services:
Mercado de Transacciones, S. A. (“the Brokerage Firm”)	Republic of Guatemala	100.00%	100.00%
Almacenadora Integrada, S. A. (“the Warehousing Company”)	Republic of Guatemala	100.00%	100.00%
Almacenes Generales, S. A. (“ALGESA”)	Republic of Guatemala	100.00%	100.00%
Insurance and Guaranty:
Seguros El Roble, S. A. (“the Insurance Company”)	Republic of Guatemala	100.00%	100.00%
Fianzas El Roble, S. A. (“the Bond Insurance Company”)	Republic of Guatemala	100.00%	100.00%
Seguros del País, S. A. (“SEGPAIS”)	Republic of Honduras	90.41%	90.21%

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	Country	Ownership interest
		2015	2014
Investment and real estate management:
Inversiones Los Robles, S. A. (“ILR”)	Republic of Guatemala	0.00%	100.00%
Computación Empresarial BRL, S. A. (“BRL”)	Republic of Guatemala	100.00%	100.00%
Implementación de Negocios, S. A. de C. V. (“IMDENE”)	Republic of El Salvador	100.00%	100.00%
Insurance brokers:
La Interamericana de Ajustes, S.A. (“La Interamericana”)	Republic of Guatemala	100.00%	100.00%
Caribbean Corporation, S.A. (“CARIBBEAN”)	Republic of Guatemala	100.00%	100.00%
Agencia de Seguros y Fianzas, Contratos de Seguros y Fianzas, S.A. (“CONFIANSA”)	Republic of Guatemala	100.00%	100.00%
Inversiones y Servicios, S.A. (“ISSA”)	Republic of Guatemala	100.00%	100.00%
Agencia de Seguros y Fianzas Innovadores, S. A. (“INNOVA”)	Republic of Guatemala	100.00%	100.00%
Holding companies:
Nilheim Properties, Inc.	Republic of Panama	100.00%	100.00%
Nayo Finance, Ltd.	Republic of Panama	100.00%	100.00%
Support service companies:
Data Centro, S.A. (“Data Centro”)	Republic of Guatemala	100.00%	100.00%
Corporación T, S.A. (“Corporación T”)	Republic of Guatemala	100.00%	100.00%
Corporación T Honduras, S.A. (“Corporación T Honduras”)	Republic of Honduras	100.00%	100.00%
Corporación T, S.A. de C.V. (“Corporación T El Salvador”)	Republic of El Salvador	100.00%	100.00%
Servicios Jurídicos, S.A. (“SERJURSA”)	Republic of Guatemala	100.00%	100.00%
Q, S.A. (“QSA”)	Republic of Guatemala	100.00%	100.00%
Servicios Múltiples de Inversión, S.A. (“SERMINSA”)	Republic of Guatemala	100.00%	100.00%
Leasing Solution, S.A. (“Leasing Solution”)	Republic of Guatemala	100.00%	100.00%
Consolidación Integrada, S.A. (“COINTEGRA”)	Republic of Guatemala	100.00%	100.00%
Support service companies:
Desarrollo Provincial, S.A. (“Desarrollo Provincial”)	Republic of Panama	100.00%	100.00%
Negocios Corporativos B&R, S.A. (“B&R”)	Republic of Guatemala	100.00%	100.00%
Servicios Contables y Mercantiles de Guatemala, S.A. (“COMSERSA”)	Republic of Guatemala	100.00%	100.00%
Corporación F, S.A. (“Corporación F”)	Republic of Guatemala	0.00%	100.00%
Representaciones Excelsior, S.A. (“Excelsior”)	Republic of Guatemala	100.00%	100.00%
Sistecnica, S.A. (“Sistecnica”)	Republic of Guatemala	100.00%	100.00%
Proyectos Estratégicos e Innovadores, S.A. (“PRESISA”)	Republic of Guatemala	100.00%	100.00%
Inversiones y Servicios Hércules, S.A. (“Inversiones y Servicios Hércules”)	Republic of Guatemala	100.00%	100.00%
Global Equity Finance Co. (Global Equity”)	Republic of Panama	100.00%	100.00%
Desarrollos Inmobiliarios Innovadores, S.A. (“INMOINSA”)	Republic of Guatemala	100.00%	100.00%

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	Country	Ownership interest
		2015	2014
Service companies:
Summer Island, Corp.	Republic of Panama	100.00%	100.00%
Multi Advantages, Corp.	Republic of Panama	100.00%	100.00%
Centro de Negocios, S.A. (“Centro de Negocios”)	Republic of Guatemala	100.00%	100.00%
Corporación B, S.A. (“Corporación B”)	Republic of Guatemala	100.00%	100.00%
Operaciones de Consumo, S.A. (“OPERCOMSA”)	Republic of Guatemala	100.00%	100.00%
Fondo Dorado de Inversiones, S.A. (“FDI”)	Republic of Guatemala	100.00%	100.00%
Vairo Limited (“Vairo”)	Commonwealth of the Bahamas	100.00%	100.00%
Rapi-Enbio, LLC (“Rapi-Enbio”)	United States of America	100.00%	100.00%
Guatefacturas, S.A. (“Guatefacturas”)	Republic of Guatemala	70.00%	70.00%
Inversiones Portoviejo, S.A. (“Inversiones Portoviejo”)	Republic of Guatemala	70.00%	70.00%
Coplaza, S.A. (“Coplaza”)	Republic of Guatemala	70.00%	70.00%
Felton Commercial, S.A. (“Felto Commercial”)	Republic of Panama	70.00%	70.00%
Arvin Bussines Corp. (“Arvin Bussines”)	Republic of Panama	70.00%	70.00%
Life Tec, Corp. (“Life Tec”)¹	Republic of Panama	100.00%	100.00%
Atención BI, S.A. (“Atención BI”)¹		100.00%	100.00%
Coraline Capital, Inc. (“Coraline”)¹	Republic of Panama	100.00%	100.00%
Contecnica, S.A. (la “Compañía de Tarjeta de Crédito”)	Republic of Guatemala	100.00%	100.00%
Fideicomiso de Administración y Realización de Activos Excluidos de Banco de Comercio, S. A. (“FIDEICOMER”)	Republic of Guatemala	100.00%	100.00%
Guate Activos, S.A.	Republic of Guatemala	100.00%	0.00%
Inmobiliaria La Monumental, S.A.	Republic of Guatemala	100.00%	0.00%
Guate Inmuebles y Servicios Hospitalarios, S.A.	Republic of Guatemala	100.00%	0.00%
Guate Bienes Salud, S.A.	Republic of Guatemala	100.00%	0.00%
Inversiones Regionales Corporativas de Occidente, S.A.	Republic of Guatemala	100.00%	0.00%
Hospital services:²
Servicios Médicos y Hospitalarios Centroamericanos, S.A.	Republic of Guatemala	100.00%	0.00%
Servicios Médicos y Hospitalarios Las Américas, S.A.	Republic of Guatemala	100.00%	0.00%
Servicios Médicos y Hospitalarios Ciudad Vieja, S.A.	Republic of Guatemala	100.00%	0.00%
Servicios Médicos y Hospitalarios Novicentro, S.A.	Republic of Guatemala	100.00%	0.00%
Servicios Médicos y Hospitalarios Cedros del Libano, S.A.	Republic of Guatemala	100.00%	0.00%
Servicios Médicos y Hospitalarios Eskala, S.A.	Republic of Guatemala	100.00%	0.00%
Human Smart, S.A.	Republic of Guatemala	100.00%	0.00%
Tecnodiagnosis, S.A.	Republic of Guatemala	75.00%	0.00%
Anuka Management, S.A.	Republic of Guatemala	100.00%	0.00%
Spheric Network, S.A.	Republic of Guatemala	100.00%	0.00%
Salud Siempre, S.A.	Republic of Guatemala	100.00%	0.00%
Centro de Diagnosis los Altos, S.A.	Republic of Guatemala	100.00%	0.00%

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

[1].	During 2014, the Company acquired for US$1,083,231 in cash an additional interest of: Life Tec, Atención BI and Coraline, increasing its ownership from 0 to 100%. The Company recognized a decrease in NCI of US$1,083,231.
2.	During 2015, the Company acquired group of hospitals (see note 6 Acquisition of subsidiary).

The Company does not have significant restrictions on its ability to access or use its assets and settle its liabilities other than those resulting from the supervisory frameworks within which subsidiaries operate. The supervisory frameworks require subsidiaries to keep certain levels of regulatory capital and liquid assets, limit their exposure to other parts of Bicapital and comply with other ratios (see note 5).

iii. Transactions eliminated on consolidation-

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

iv. Business combinations-

Business acquisitions are accounted for using the purchase method. The cost of an acquisition is measured at the acquisition date and represents the sum of the consideration transferred at fair value and the amount of any non-controlling interest held by the acquiree. For each business acquisition, the non-controlling interest held by the acquiree is valued either at fair value or in accordance with the proportional share of the identifiable net assets of the acquiree.

When the Company acquires a business, it assesses the assets acquired and the liabilities assumed for their proper classification and designation in accordance with the contractual terms, and also in accordance with the economic circumstances and the pertinent conditions at the acquisition date.

Initially, goodwill is carried at cost and represents the excess of the consideration transferred when assets are acquired and when liabilities are assumed. Transaction costs incurred by the Company in connection with a business combination are recognized as incurred in profit or loss.

(b) Foreign currency-

i. Foreign currency transactions-

Transactions in foreign currency are translated into the respective functional currencies of the Group entities at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising in translation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. See note 5 for Exchange rates at the reporting dates.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

ii. Translation in to the presentation currency-

Bicapital translates the assets and liabilities from the functional currency to the presentation currency, which is the dollar, at the exchange rate in effect as of the reporting dates. Revenue and expenses are translated at an average exchange rate. Foreign currency differences derived from the translation process are recognized in other comprehensive income (foreign currency translation differences for foreign operations).

(c) Financial instruments-

i. Non-derivative financial instruments-

Non-derivative financial instruments comprise cash and cash equivalents, investments in debt securities, loan and advance to customers and other accounts receivable from third parties. The Company initially recognizes the aforementioned financial assets on the date that they are originated at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intents either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets:

Cash and cash equivalents-

Cash and cash equivalents comprise notes and cash on hand, bank deposits, foreign currencies and cash equivalents. Cash equivalents are deemed of immediate realization since they are easily convertible into cash within three months following the date of the financial statements.

According to IAS 1—Presentation of Financial Statements, cash funds that for some reason are restricted and may not be exchanged or used to settle a liability for a period of at least twelve months, these cash funds are excluded from the balance of cash and cash equivalents and classified within restricted cash item in the consolidated statement of financial position for each of the periods presented.

Financial assets at fair value through profit or loss-

A financial asset is classified at fair value through profit or loss if it is purchased or sold based on its fair value in accordance with the Company’s documented risk management policies. At inception, costs attributable to the transactions are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, while changes in fair value, including any dividend, related interest or income, are recognized in profit or loss. Fair value from financial assets is determined based on financial models since an active market for observing the fair value may not exist.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Loans, accounts receivable and accounts receivable from related parties-

Loans, accounts receivables and accounts receivable from third parties are financial assets with fixed or determinable payments that are not traded on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, loans, accounts receivables, and accounts receivable from related parties are measured at amortized cost using the effective interest method, less any impairment losses.

Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses. Investments in debt securities not traded in active market are valued mainly using valuation techniques such as discounted cash flow analysis, models for fixing the price of options, and comparisons with other transactions and substantially similar instruments. For the cases where the fair value may not be reliable, investments will be carried at cost less any impairment losses.

Held-to-maturity investments are non-derivative assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity.

A sale or reclassification of a more than insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Company from classifying investment securities as held-to-maturity for the current and the following two financial years.

However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

•	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value.

•	Sales or reclassifications after the Bank have collected substantially all of the asset’s original principal.

•	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not be reasonably anticipated.

ii. Non-derivative financial liabilities-

The Company has the following non-derivative financial liabilities: deposit and obligations from customers, borrowings from banks, subordinated liabilities, debt securities issued, accounts payable, and accounts payable to related parties. The Company initially recognizes subordinated liabilities and debt securities issued on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are initially recognized on the contract date at which the Company becomes a party to the contractual provisions of the instrument, plus costs directly attributable to the transaction. Subsequently, these financial liabilities are measured at amortized cost during their term, using the effective interest method.

The Company derecognizes a financial liability when the contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the assets and settle the liability simultaneously.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Note 5 sets forth the reconciliation between the classes of financial liabilities and the measurement categories.

iii. Derivative financial instruments-

Derivative financial instruments are initially recognized at fair value; origination transaction costs are recognized in profit and loss as incurred. Subsequent to the initial recognition, derivative financial instruments are measured at fair value, and changes in such value are immediately recognized in profit and loss.

According to its treasury policies, the Company does not maintain or issue derivative financial instruments for trading purposes. However, derivatives that fail to meet the requirements for the hedge accounting treatment are accounted for as trading instruments.

iv. Capital stock-

The Company classifies capital instruments as financial liabilities or equity instruments in accordance with the substance of the contractual terms of the instruments. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity.

Incremental costs that are directly attributable to the issue of an equity instrument are deducted from the initial measurement of the equity instruments.

(d) Insurance institutions

Premiums-

i. General insurance

Premiums arising from the sale of short-term insurance products (“short- tail”) are recorded when issued and recognized as income based on the coverage of the insurance provided. The unearned premium reserve represents the portion of premiums issued with respect to the unearned insurance coverage period.

ii. Life insurance

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenue when due from the policyholder. For single premiums and limited payment contracts, premiums are recognized in profit or loss upon being issued.

Cash flows from certain universal life insurance contracts are recognized as gross written premiums and as insurance benefits/losses and not as deposits since the coverage exceed the financial portion. At the date of the financial statements, the Company has no implicit derivatives in insurance contracts, such as life annuities, unit linked, unitized.

Deferred acquisition costs (“DAC”)-

Costs that vary and are directly related to the acquisition of new and renewal of an insurance policy, including for example: commissions and certain underwriting and policy issue expenses are deferred and

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

subsequently amortized over a defined time period. Certain direct response marketing costs that require a direct, specific and quantifiable response are also deferred, when it can be proven that such marketing efforts will lead to future economic benefits.

i. General insurance

DAC for general insurance contracts is amortized over the period in which the issued premiums are earned.

ii. Annual renewable temporary life insurance

DAC for annual renewable temporary life insurance contracts is amortized during the contract’s life.

DAC for investment type insurance contracts such as universal life contracts are amortized over the life of the contracts based on estimated gross profits expected to be realized over the life of the contract. Estimated gross profits are updated for actual and anticipated future experience and discontinued using either the interest rate in effect at inception of the contracts or the latest revised interest rate for the remaining benefits period, depending on whether crediting is based on the policyholder or on the reporting entity´s investment performance. Resulting deviations are directly reflected in income.

iii. General insurance

For general insurance contracts, unearned premiums are tested to determine whether they are sufficient to cover related expected losses, loss adjustment expenses, unamortized DAC and maintenance expenses using current assumptions and considering anticipated investment returns. If a premium deficiency is identified, the DAC asset for the respective grouping of contracts is written down by the amount of the deficiency. If, after writing down the DAC asset to nil, a premium deficiency still exists for the respective grouping of contracts, then a premium deficiency reserve is established for the amount of the remaining deficiency.

iv. Life insurance

For life insurance contracts, the carrying value of the reserve for life insurance benefits, including any deferred commissions and fees, reduced by the unamortized balance of DAC or the present value of future profits of acquired insurance contracts (“PVFP”), is compared with the reserve for life benefits, calculated using reserved assumptions for actual and anticipated experience as of the valuation date. If a deficiency is identified, the DAC or PVFP for the respective group of contracts is written down by the amount of the deficiency. If after writing down the DAC or PVFP to nil a deficiency still exists for the respective group of contracts, the reserve for life insurance benefits reserve is increased by the amount of the remaining deficiency.

v. Reinsurance

The Company’s insurance subsidiaries transfer the risk in the normal course of business in order to limit the potential for losses arising from certain exposures. Reinsurance does not relieve the originating insurer of its liabilities. Certain of the Company’s insurance companies engage in reinsurance activities inherent to their normal activities.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Reinsurance assets and liabilities are recorded gross in the consolidated statement of financial position. Reinsurance assets include balances expected to be recovered from reinsurance companies for ceded risks, outstanding claims and expenses for claims against the Company. Amounts recoverable from reinsurance are estimated in a manner consistent with the liability associated with the reinsured policy.

Reinsurance assets are assessed for impairment on a regular basis for any events that may produce such impairment. If a reinsurance asset is impaired, the carrying value of the asset is reduced to its recoverable amount, through the use of an allowance account, and the amount of the impairment loss is recognized in income. If a decrease in the impairment loss can be related objectively to an event occurring after the impairment loss was initially recognized, the impairment loss is reversed through income. For accounting policy of technical reserves, refers to Note 3 (k)(a).

(e) Property and equipment-

i. Initial recognition

Property and equipment items are measured at cost less accumulated depreciation and cumulative impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. The cost of property, furniture and equipment acquired in a business combination is determined at the acquisition date, based on fair values according to appraisals performed by independent experts.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within operating and administrative expenses in profit or loss.

ii. Subsequent costs-

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost may be measured reliably. The carrying amount of the replaced component is derecognized. The cost of the day-to-day serving of property and equipment are recognized in profit and loss as incurred.

iii. Depreciation-

Depreciation is calculated over the depreciable amount, which is the cost of an asset or deemed cost, less its residual value.

Depreciation is recognized in profit and loss on a straight-line basis over the estimated useful life of each item or a component within as from the date on which such asset is ready for its intended operation. Assets leased under finance leases are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

The annual depreciation rates of the principal asset classes are as follows:

Rates
Building	2%
Furniture and equipment	10%
Computer equipment	20%
Communication equipment	10%
Transportation equipment	20%
Health care equipment	20%
Tools	25%

Leasehold improvements are amortized over on a straight-line basis over the useful life of the improvement or the related lease contract’s term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Minor repairs and maintenance costs are expense as incurred.

(f) Leases-

i. Lease payment—Lessee

Payments made under operating leases are recognized through profit or loss on a straight-line basis over the lease term even if payments are not made on the same basis. These types of leases have terms which normally range between 1 to 5 years, and have contracts which may have the right of renewal for an additional 1 to 5 years.

Assets held under operating leases are not recognized in the Company’s statement of financial position.

ii. Lease assets—Lessee

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as financial leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

iii. Lease assets—Lessor

If the Company is the lessor in a lease agreement that transfers substantially all of the risks and rewards incidental to ownership of the asset to the lessee, then the arrangement is classified as a finance lease and a receivable equal to the net investment in the lease is recognized and presented within loans (see note 9).

(g) Inventories-

Inventories are measured at the lower between cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Investment property-

Investment property is property held either to earn rental income, capital appreciation, or both, and is not intended to be sold in the normal course of business. Investment property is initially recognized at cost less accumulated depreciation and cumulative impairment losses and subsequently based on the cost model at the depreciation rate of 2% on a straight-line basis.

(i) Foreclosed assets-

Foreclosed assets correspond to real estate and moveable property foreclosed in the absence of repayment of loans due to the Company.

This type of non-current available-for-sale assets are expected to be recovered mainly through sale and not through continued use.

The value of these assets is updated through an independent appraisal made within three months of the date on which the Company acquires ownership, therefore if the appraisal value is less than carrying value, a valuation reserve is created and charged to the year’s consolidated profit or loss statement.

Subsequently, the available-for-sale assets or group of assets are recorded at the lower between their carrying amount and the fair value less costs to sell. Impairment loss in the initial classification of available-for-sale assets and subsequent gains or losses are recognized in consolidated profit or loss statement. Gains in excess of any cumulative impairment loss are not recognized.

As required by the banking regulation in Guatemala, realizable assets should be sold within a maximum period of two years from the date of foreclosure. If the sale does not take place within such time period, the assets should be put up for public auction, and new auctions will be held until sold.

(j) Goodwill-

Goodwill represents the future economic benefit arising from assets acquired in a business combination that is not individually identifiable or recognized separately. Goodwill is recognized according to the value determined in accordance with the consideration transferred less accrued impairment losses.

Goodwill is subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

(k) Intangible assets-

i. Intangible assets with defined useful life-

Intangible assets with defined useful life include mainly concessions, software licenses and tenancy rights. The factor that has determined their useful life is the signed licensing agreement. These assets are recorded at

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

cost and amortized on a straight-line basis, during their estimated useful life of 5 years. Amortization methods, useful lives of intangible assets are reviewed at each financial year-end or when indicators of impairment exist and adjusted if necessary.

ii. Intangible assets with undefined useful life -

Intangible assets with undefined useful life may include trademarks and patents and are initially recorded at cost and subsequently subject to impairment tests at the end of the reporting period and when there are triggering events that may indicate that impairment has occurred.

(l) Impairment-

i. Financial assets-

A financial asset not carried at fair value through profit and loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that such loss event has had a negative effect on the estimated future cash flows of that asset and that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. Additionally, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Allowance for loan losses and other receivables

The Company considers evidence of impairment for its loans and other accounts receivable at both individually significant level and on a collective level. Loans and other accounts receivable not individually significant are assessed collectively for potential impairment by grouping items with similar risk characteristics. Moreover, individually significant loans and other accounts receivable are assessed for potential specific impairment.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management´s judgment as to whether the current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss in the “Loan impairment charges” line item and reflected in an allowance for loan losses. When a subsequent event causes the amount of impairment loss to decrease, the decrease in the allowance for loan losses is reversed through profit or loss in the “Loan impairment charges” line item.

When financial assets are deemed unrecoverable, they are written-off against the allowance. In the event that such assets are recovered, such amounts are recognized as cash and cash equivalents against income in the “Other operating income” line item.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Allowance for impairment of technical insurance and reinsurance reserves

a) Reserve for life benefits

Future life policyholders´ benefits represent the estimated future benefits liability for traditional life insurance policies and include the value of accumulated profit that has vested to the policyholders.

The reserves for life benefits for participating traditional life insurance policies are calculated using a valuation method based on actuarial assumptions taking into account mortality, acquisition and administration costs and interest rates.

b) Liability adequacy tests

Liability adequacy testing is performed annually for grouping of contracts determined in accordance with the Company’s manner of acquiring, servicing and measuring the profitability of insurance contracts.

ii. Non-financial assets-

The carrying value of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed periodically to determine whether there is an indication of potential impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful life or that are not yet available for use, the recoverable amount is estimated each year on the same dates. Property and equipment and intangible assets with defined useful life are subject to impairment tests when there is indication of impairment.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

The key assumptions in the calculation of fair value less costs to sell were multiples of market capitalization divided by carrying amounts and market capitalization divided by net profit. The analysis included the market capitalization values of $1,800 million in similar public companies in Latin America and its transactions between 2006 and 2013.

For the purposes of impairment tests, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash generating units or CGU”). Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purpose.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recorded in respect of

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(m) Provisions-

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation, principally leases and other provisions.

(n) Employee benefits-

i. Defined benefit plans-

A defined benefit plan is a post-employment benefit plan at the termination of the employment relationship, other than a defined contribution plan. The Company accounts not only its legal obligation under the formal term describe above, also for any constructive obligation that arise from the Company´s informal practices. An informal practice give arise to a constructive obligation where the Company has not realistic alternatives but to pay employee benefits.

The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognized past service costs and the fair value of any plan assets is deducted.

The discount rate is the yield at the reporting date on governmental bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Group recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income in the period in which they arise.

ii. Short-term benefits-

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related services are provided, considering current wages.

Liability is recognized for the amount expected to be paid under short-term cash and include mainly wages and salaries, bonuses, paid absences, vacations, vacation bonuses and incentives to pay this amount as a result of past services provided by the employees, and the obligation can be estimated reliably.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

iii. Termination benefits-

According to the Law in Guatemala, Honduras and El Salvador, employers are obligated to pay to their employees, in case of unjustified dismissal, compensation based on the years of service or to their beneficiaries in the event of death.

Termination benefits are recognized as an expense when the Company can demonstrate termination, without realistic possibility of withdrawal. A formal detailed plan is elaborated to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary termination.

Termination benefits for cases of voluntary termination are recognized as an expense if the Company has made an offer of voluntary termination, it is possible that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than twelve months after the reporting period, then they are discounted at their present value.

(o) Revenue and expense recognition-

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that discounts the estimated future cash payments and receipts through the expected life of the financial asset or financial liability, or when appropriate, a shorter period to the carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes transaction costs, fees, and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

Interest income and expenses presented in the statement of profit or loss and OCI include:

Interest and charges services

Interest and charges services are recognized in profit or loss as income on the credit card cut-off date and computed on the outstanding balance.

Default interest

In addition to financing interest, credit cards charge default interest on the amount of minimum required payments not made, computed from the date following that on which the respective fees become due, which accrue for up to three months of default. Interest charges stop if after the fourth month the cardholder has not repaid his/her delinquent payments.

Management fees

Credit cards charge cardholders an account management fee, which covers the right for receiving additional services and benefits granted for holding the credit card. The account management fee is recognized in profit or loss as services are provided.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Exchange transactions fee

Credit cards receive earn commissions on customer consumptions in affiliated local and international establishments. These commissions are recognized in profit and loss when the refund amounts for the exchange of transactions are accrued.

Insurance premiums and other related income

Collective life plans, accidents and disease plans, direct insurance premiums, reinsurance taken premiums, other corresponding income, fractional premium charges, and policy issuance fees shall be accounted for as deferred income over the life of the respective contract. Thus, income shall be earned in the month in which the premium is collected.

At the end of each accounting period, for the damages policies, collective life insurance plans and medical expense premiums receivable over forty five (45) days old are written off. For cancellation purposes in cases where the policy includes several specific endorsements and/or certificates, only the balance of the specific endorsement and/or certificate that is over 45 days old is written off instead of the total policy balance.

Fees and commissions income

Income and expenses from fees and commissions, both paid and received, other than those included in determining the effective interest rate, include banking services, premium and other service fees, administration and management of accounts which are recognized as the related services are performed. If the fees are for services provided in future periods, then they are deferred and recognized over those future periods.

Generally, commissions on short-term financial assets are recognized as income under the cash method due to their short maturity.

Interest

Interest income is recognized using the effective interest method for interest-earning assets, which are cash equivalents, loans and receivables and investments in debt securities. Interest expense is also recognized using the effective interest method for interest-bearing liabilities which are certain deposits, inter-bank loans, debt securities issued and other financial liabilities. Interest income and expense are recognized in the consolidated statement of profit or loss and comprehensive income under the lines of interest income and interest expense, respectively.

Rental income

Rental income from investment property and subleased properties is recognized in profit or loss when the service is rendered and during the term of the lease agreement, within “other income”. Lease incentives granted are recognized as an integral part of the total rent income during the term of the lease agreement.

Gain on the sale of foreclosed assets and salvage value

Income from the sale of foreclosed assets and salvage value is recognized in profit or loss at the time of transfer of the risks and benefits of the asset in question to the extent that payment is reasonably assured.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Dividend income

Dividend income, from equity investments in which there is no significant influence, is recognized in profit or loss when the right to receive the income arises.

(p) Loyalty program-

The Company operates a customer loyalty program which allows frequent customers to accumulate “Points” that entitle them to a choice of various awards. The fair value attributed to all the “Points” earned by the members, is accounted for as a liability and recognized as revenue on redemption of the “Points” by the participants to whom they are issued. The fair value of the award is determined based on prices at which the awards are sold by commercial partners.

The amount of revenue recognized is based on the number of award credits (“Points”) redeemed in a period in relation to the total number expected to be redeemed, which factors in the Company’s estimate for breakage. Breakage represents the estimated points that are not expected to be redeemed by the program members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns, as adjusted for changes to any terms and conditions that may affect members’ redemption practices. Redemption costs are recognized in profit and loss upon “Points” are redeemed.

(q) Income tax-

Income tax expense comprises current and deferred income tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or to items recognized directly in equity or in other comprehensive income.

The current income tax (“IT”) is the tax expected to be paid or received on the taxable income or loss for the year. The IT payable for the period is determined in accordance with the legal and fiscal requirements for each of the Bicapital companies, using tax rates enacted or substantially enacted as of the date of the report in each of the jurisdictions where the subsidiaries of Bicapital operate, and any adjustment to the tax payable concerning previous years.

Deferred IT is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between such values. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to temporary differences when recovered or settled in each of the jurisdictions where the subsidiaries of Bicapital operate, based on laws enacted or substantially enacted as of the reporting date.

No deferred taxes are recognized for the initial recognition of an asset or a liability in a transaction that is not a business combination and that affects neither accounting nor taxable income. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority and to the same fiscal entity or on different tax entities, but they intent to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which such can be reversed. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized.

(r) Dividends-

Dividends are declared in accordance with stockholders’ meeting authorization. Dividends are paid in cash during the fiscal year in which they are declared.

The Guatemala Banking GAAP, may limit banks, financial companies and offshore financial entities from distributing dividends, in whichever condition or form, when in the judgment of its regulatory body and as a prudential measure, it is necessary to strengthen the liquidity and/or solvency of the respective bank, financial company or offshore financial entity. Such limitation shall not apply to limited voting shares with preferred dividends.

(s) Contingencies-

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(t) Earnings per share-

The Company presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary, which comprise potential dilution effects of all the ordinary shares of stock.

(u) Segment reporting-

An operating segment is a component of the Company that engaged in business activities for which it may earn revenues and incur in expenses, including revenue and expenses that relate to transactions with any of the other Company´s components.

All operating segments’ operating results are reviewed regularly by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available (see note 32).

(v) New standards and interpretations not yet adopted-

None of the standards and interpretations applicable to annual periods started on or after April 1, 2014 shall have an effect on the Company’s financial statements, except for IFRS 9 “Financial Instruments”, which is mandatory for the Company’s financial statements beginning on January 1, 2018, as well as IFRS 15 “Revenue from Contracts with Customers”, mandatory as of January 1, 2017, which introduces the new revenue model and might change their recognition.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

Given the nature of the Group’s financial operations, the adoption of this standard as is expected to have a pervasive impact on the consolidated financial statements, is currently being assessed by management. The Company is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9 and IFRS 15.

(4) Determination of fair values-

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in note 5.

a) Investments-

The Company does not value its investments in debt securities at fair value since they are classified as held to maturity; therefore, the fair value is determined only for purposes of disclosure in the financial statements.

b) Loan and advances to customers and accounts receivable-

The fair value of loan and advances to customers, accounts receivable and accounts receivable from third parties is estimated as the present value of future cash flows, discounted at the market interest rate prevailing on the reporting date. This fair value is determined for disclosure purposes only.

c) Derivative financial instruments-

The fair value of derivative financial instruments is obtained from the financial counterparts with whom the Company operates and reasonableness tests are conducted, discounting the estimated future cash flows based on the conditions and term of each contract and the use of market inputs. Fair values reflect the instrument’s credit risks and include adjustments to take into account the Company’s own credit risk, as appropriate.

d) Property and equipment-

The market value of property and equipment is the estimated amount for which the property or equipment may be exchanged on the valuation date, between a willing buyer and a willing seller in a transaction based on prices that are comparable to those that would be used with or between independent parties in comparable transactions after the due marketing efforts where each of the parties acted willingly and deliberately. The Company’s policy is to carry its property and equipment at cost; however, as part of the transition to IFRS, fair values of certain property and equipment was determined and recognized as the deemed cost after conducting the corresponding impairment tests.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

e) Non-derivative financial liabilities-

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determinate by reference to similar lease agreement.

(5) Financial risk management-

The Company is exposed to the following risks from financial instruments, for which it conducts risk management efforts:

•	credit risk

•	liquidity risk

•	market risk

•	management of capital

This note presents information about the Company’s exposure to each of the above risks, and Company’s objectives, policies and processes for measuring and managing risks. Further quantitative disclosures are included throughout consolidated financial statements.

Risk management framework-

The Board of Directors of Banco Industrial, S.A., which is the main subsidiary in these consolidated financial statements, sets the minimum standards to be followed by the Management of each Group’s entities. Each entity’s Management is responsible for establishing and supervising the risk management structure, so that it meets the requirements of the supervisory entity and minimum parameters followed. According to the regulatory compliance of each supervisory entity in each country of operation and according to the level of complexity of the activities of each institution, members are authorized to form the Risk Management Committee, responsible for the development and monitoring of risk management policies and report at least annually or when the situation warrants, to his Board of Directors on their activities and results.

The Company´s risk management policies are established to identify and analyze the risks faced by each institution, to set appropriate risk limits and controls, and to monitor risks and adherence to those limits. The risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company´s activities. Each institution through its training management standards and procedures aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Audit Committee of Bicapital oversees how management monitors compliance with the Company´s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risk faced by the Company. The Company´s Audit Committee is assisted in its oversight role by Internal Audit function. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results are reported to the Company´s Audit Committee.

Additionally, certain Group entities depending on the countries where they operate with respect to, among others matters, are subject to local regulation established for example by the Superintendence of Banks to comprehensive risk management of liquidity and capital adequacy.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations, in accordance with the terms and conditions agreed upon at the time the institution acquired or originated the respective financial instrument.

Credit management is conducted under policies defined by each of the Group entities´ administration. Such policies are reviewed and modified periodically based on changes and expectations of the markets where the Group entities operate, regulations, and other factors are considered in formulating such policies.

Exposure to credit risk is managed through a periodic analysis of the ability of borrowers or potential borrowers to determine their capacity of repaying capital and interest thereon, and the restructuring of such limits, as appropriate. Exposure to credit risk is also mitigated, in part, by obtaining collateral, commercial and personal guarantees.

The Group classifies its loans into five risk categories, depending on the degree of the debtor’s risk of nonpayment. These categories are grouped according with the debtors’ repayment performance and are described as follow:

•	Current and past due up to 29 days:

•	Normal risk—A,

•	Past due over 29 days:

•	Higher than normal risk—B,

•	With expected losses—C,

•	Significant expected losses—D,

•	High default risk—E

Category A: Debtors of commercial loans classified in this category have been met timely with their obligations and, at the time of the assessment there are no reasons for doubting the repayment of capital and interest thereon on the agreed-upon dates. Also, there are no significant reasons to believe that their status will change before the next assessment. In assessing a loan as Category A, the use of the funds and the source of the cash flows to be used in repaying the loan should be known. Retail banking loans are classified as Category A if payments are made when their due is not more than twenty nine days past due.

Category B: Debtors of commercial loans classified in this category are those that at the time of the assessment present certain deficiencies which, if not corrected in a timely manner, may lead to higher level of risks in respect of the loan recovery. Certain common characteristics of loans in this category include delays in the repayment of loans that were promptly paid before an outdated or lack of information required for analyzing the repayment capacity. Retail banking loans are classified in Category B when payments are between 31 and 60 days past due.

Category C: Debtors of commercial loans classified in this category present financial difficulties. Additionally, commercial loans are classified in this category when payments are between 91 and 180 days past due. Retail banking loans are classified in Category C when payments are between 61 and 120 days past due.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Category D: Debtors of commercial loans classified in this category have certain characteristics that result in doubtful recovery of the loan. Despite the fact that the recovery of the loan is doubtful, there is a reasonable possibility that in the near future the debtor’s creditworthiness will improve, however the Company classified these type of loans in this category. Furthermore, commercial loans are classified as Category D when payments are made between 181 and 365 days late. Retail banking loans are classified in Category D when payments are between 121 and 180 days past due.

Category E: Commercial loans included in this category present major financial and operational difficulties as well as a significant possibility that in the near future the customer’s payment capacity will worsen. Commercial loans are classified in this category when payments are over 365 days past due. Retail banking loans are classified in Category E when payments are over 180 days past due.

The Company has implemented a series of credit procedures and reports for assessing the performance of its portfolio, the requirements of provisions and, especially, for anticipating events that may affect its debtors’ future condition.

The following table analyzes the Group’s loans, which is exposed to credit risk and its corresponding assessment according to the above risk classification:

			March 31, 2015
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment past due over 29 days	Assessed for collective impairment current and past due up to 29 days	Total
A	Normal risk	Normal	—	—	6,955,453,426	6,955,453,426
B	Higher than normal risk	Watch list	—	163,820,864	—	163,820,864
C	Expected losses	Deficient	—	33,417,944	—	33,417,944
D	Significant expected losses	Doubtful	1,954,912	17,238,781	—	19,193,693
E	High default risk	Impaired	13,425,781	27,653,234	—	41,079,015

Total			15,380,693	242,130,823	6,955,453,426	7,212,964,942
	Allowance for loan losses		(12,061,194)	(36,388,526)	(36,331,862)	(84,781,582)

Total Net			3,319,499	205,742,297	6,919,121,564	7,128,183,360

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

			March 31, 2014
Category	Classification	Condition	Assessed for individual impairment	Assessed for collective impairment— past due over 29 days	Assessed for collective impairment— current and past due up to 29 days	Total

A	Normal risk	Normal	—	—	6,183,494,596	6,183,494,596
B	Higher than normal risk	Watch list	—	170,207,480	—	170,207,480
C	Expected losses	Deficient	120,099	29,187,135	—	29,307,234
D	Significant expected losses	Doubtful	2,017,955	13,650,745	—	15,668,700
E	High default risk	Impaired	42,344,872	29,055,626	—	71,400,498

Total			44,482,926	242,100,986	6,183,494,596	6,470,078,508
	Allowance for loan losses		(38,998,139)	(32,448,874)	(26,297,003)	(97,744,016)

Total Net			5,484,787	209,652,112	6,157,197,593	6,372,334,492

Factors of greater risk exposure, information of impaired assets and premises used for these disclosures are as follows:

•	Defaulted loans and investments securities:

The impairment of loans and investments securities is determined by comparing the book value of the assets with its recoverable amount. As of March 31, 2015 and 2014, the Company’s investments securities are not impaired and also are not past due in interest and capital amortizations.

•	Default but not impaired loans:

Loans with guarantees and/or sources of payment that are enough to cover the carrying value are deemed default but not impaired, that means, with no losses incurred.

•	Restructured loans:

Restructured loans are those for which, owing to significant difficulties in the repayment capacity of a debtor, a significant variance in the original terms of the loan (balance, term, payment plan, rate or guarantees) has been formally documented. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the accounting policy set out in note 3. Once the loan has been restructured, it remains in the same category as prior to the restructuring.

The Company maintained a credit exposure for restructured loans of US$14,846,233 at March 31, 2015 (US$25,439,317 at March 31, 2014) of which US$13,197,614 are assessed for collective impairment—current and past due up to 29 days (US$25,243,319 at March 31, 2014) and US$1,648,619 are assessed for collective impairment—past due over 29 days (US$195,998 at March 31, 2014). The interest income non-accrued for the years ended as of March 31, 2015, 2014 and 2013 were US$2,670,491, US$1,235,822 and US$858,345, respectively.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

•	Allowance for loan losses:

The Company created an allowance which represents its best estimate of incurred losses on its loan portfolio. The main components of this allowance are a collective loan losses allowance established by groups with homogeneous characteristics as well as individual credit exposures that were subject to individual impairment assessment, but were not impaired.

•	Write-off policy:

The Group determines the write-off of a loan or group of loans demonstrating non-recoverability. This determination is made after performing an analysis of the financial conditions since the payment was not made and the likelihood of recovering such loans. For small amount loans (less than 65,000 dollars), the write-offs are normally based on the number of days past due.

	March 31,
	2015	2014
Neither past due nor impaired
Category “A”	6,955,453,426	6,183,494,596
Past due but not impaired
From 31 to 60 days	128,893,952	118,686,860
From 61 to 90 days	46,062,513	60,181,568
From 91 to 180 days	29,736,164	24,413,047
Over 180 days	37,438,194	38,819,511

Sub-total	242,130,823	242,100,986
Individually impaired
Category “C”	—	120,099
Category “D”	1,954,912	2,017,955
Category “E”	13,425,781	42,344,872

Sub-total	15,380,693	44,482,926

Total	7,212,964,942	6,470,078,508

The following table shows an analysis of the gross (excluding the allowance for loan losses) and net amounts of the loans by risk category:

		March 31, 2015
Category	Classification	Gross Amount	Net Amount
A	Normal risk	6,955,453,426	6,919,121,564
B	Higher than normal risk	163,820,864	155,744,372
C	Expected losses	33,417,944	25,710,546
D	Significant expected losses	19,193,693	9,729,998
E	High default risk	41,079,015	17,876,880

	Total	7,212,964,942	7,128,183,360

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

		March 31, 2014
Category	Classification	Gross Amount	Net Amount
A	Normal risk	6,183,494,596	6,157,197,593
B	Higher than normal risk	170,207,480	163,638,425
C	Expected losses	29,307,234	23,184,173
D	Significant expected losses	15,668,700	9,510,574
E	High default risk	71,400,498	18,803,727

	Total	6,470,078,508	6,372,334,492

The table below shows the loans past due days of payment according with the contractual fees:

Range	March 31, 2015	March 31, 2014
Current	6,626,746,542	5,885,305,204
From1 to 30 days	330,196,639	298,189,392
From 31 to 60 days	128,893,952	118,686,860
From 61 to 90 days	46,062,513	60,181,568
From 91 to 180 days	29,736,164	24,533,146
Over 180 days	51,329,132	83,182,338

Total	7,212,964,942	6,470,078,508

Investment securities-

The Group does not maintain investment securities for trading purposes. The following table shows the credit rating of investment securities. The analysis has been made on the basis of ratings afforded by credit rating agencies (Fitch Ratings, Moody’s Investor Services and Standard and Poor’s).

Rating	March 31, 2015	March 31, 2014
AAA	3,322,040	14,603,720
Between AA+ and AA-	8,916,472	1,714,062
Between A+ and A-	13,410,092	18,159,187
Between BBB+ and BBB-	27,865,479	36,798,854
Between BB+ and BB-	2,981,155,742	2,854,285,209
B+ and B-	177,465,373	224,131,704

Total	3,212,135,198	3,149,692,736

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

The following table shows the credit rating of deposits in financial institutions basis of ratings afforded by credit rating agencies as follows:

Rating¹	March 31, 2015	March 31, 2014
AAA	4,532,775	6,799,852
Between AA+ and AA-	35,807,537	12,622,226
Between A+ and A-	104,916,305	66,515,053
Between BBB+ and BBB-	1,216,669	3,553,954

Total	146,473,286	89,491,085

[1]	Mandatory deposits maintained on central banks are excluded in the table above.

The Group maintains guarantees on loans granted, mainly mortgages on real estate and other properties and guarantees. Over the investment securities portfolio, the Group does not maintain any guarantee.

Fair value estimates of guarantees and other guarantees on these assets are described as follows:

	March 31, 2015
Fair value of collaterals and guarantees	Current and past due up to 29 days	Past due over 29 days	Total
Real estate	3,969,132,721	243,008,756	4,212,141,477
Other properties	1,849,918,411	27,448,890	1,877,367,301
Other guarantees	150,956,204	20,322,574	171,278,778
Cash	123,706,560	895,536	124,602,096

Total	6,093,713,896	291,675,756	6,385,389,652

Guaranteed loans	2,928,666,177	170,841,564	3,099,507,741

% of guaranteed loans from total portfolio	42%	66%	43%
% of guarantees that cover guaranteed loans	208%	171%	206%

	March 31, 2014
Fair value of collaterals and guarantees	Current and past due up to 29 days	Past due over 29 days	Total
Real estate	3,854,660,325	308,271,358	4,162,931,683
Other properties	748,245,720	21,526,987	769,772,707
Other guarantees	202,852,942	17,813,925	220,666,867
Cash	143,075,019	1,218,497	144,293,516

Total	4,948,834,006	348,830,767	5,297,664,773

Guaranteed loans	2,552,099,874	182,818,880	2,734,918,754

% of guaranteed loans from total portfolio	41%	64%	42%
% of guarantees that cover guaranteed loans	194%	191%	194%

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Details of non-financial assets obtained by the Group during the year by taking possession of collateral held as security against loans are shown below:

	March 31, 2015	March 31, 2014
Real estate	8,865,151	6,956,636
Other properties	11,383	—

Total	$8,876,534	$6,956,636

Estimates of fair value are based on the value of collateral assessed at the time of loan origination these values are estimated for at least the next three years. The Group has technical employees (appraiser) for a constant monitoring of the fair value of the guarantees, when identified gaps those will be remedied with the corresponding update. Additionally, the fair value of collateral is updated when a loan is individually assessed as impaired or by any change in conditions that the debtor request in advance or in the case of project financing, according to construction progress.

The Company follows up credit risk concentration by sector and geographic location. The analysis of credit risk concentration as of the reporting date of the consolidated financial statements is described in the following page.

	Loans, net
	March 31, 2015	March 31, 2014
Concentration by sector
Personal	1,727,661,207	1,301,382,733
Commercial	5,400,522,153	5,070,951,759

Total	7,128,183,360	6,372,334,492

Concentrations by location
Central America and Caribbean	6,916,403,737	6,279,322,199
Panama	122,574,650	45,488,172
Europe	49,931,471	—
United States of America	2,230	—
Marshall Island	39,271,272	47,524,121

Total	7,128,183,360	6,372,334,492

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	Investment securities
	March 31, 2015	March 31, 2014
Concentrations by sector
Banking	99,617,850	67,212,762
Commercial	70,643,572	83,720,862
Public and government entities	3,041,918,776	2,998,759,112

Total	3,212,180,198	3,149,692,736

Concentrations by location
Central America and Caribbean	3,193,453,028	3,121,616,453
Colombia	10,257,925	10,264,002
Panama	3,078,399	—
Other	5,390,846	17,812,281

Total	3,212,180,198	3,149,692,736

	Banks deposits¹
	March 31, 2015	March 31, 2014
Concentrations by sector
Banking	146,473,286	89,491,085

Total	146,473,286	89,491,085

Concentrations by location
Central America and Caribbean	11,728,566	18,657,934
United States of America	124,810,249	66,398,330
Europe	9,934,471	4,023,268
Canada	—	411,553

Total	146,473,286	89,491,085

¹	Refers to cash deposits in other banks included in cash and cash equivalents.

Geographic concentrations of loans and bank deposits are based on the debtor’s location. The geographic concentration of investments is measured on the basis of the investment issuer’s location.

	Lending commitments and financial guarantees
	March 31, 2015	March 31, 2014
Concentration by sector
Personal	471,047,442	421,085,739
Banking	45,521,266	39,483,305
Commercial	851,423,158	877,230,166
Public and government entities	274,328	1,615,236

Total	1,368,266,194	1,339,414,446

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

‘Lending commitments’ are obligations acquired for specific credit products (e.g. revolving credit lines) that may be disbursed by the Group in accordance with clients’ needs.

Lending commitments are registered off-balance. At the moment of disbursement Bicapital registers the loan.

In addition, contingencies are possible obligations in which Bicapital may incur in the case that an event that secure a transaction materializes (e.g. credit letters, financial guarantees, others) or a potential tax liability may arise. In the case of that event, Bicapital registers an account payable

	Lending commitments and financial guarantees
	March 31, 2015	March 31, 2014
Concentrations by location
Central America and Caribbean	1,261,350,715	1,211,790,932
Europe	40,059,961	19,727,134

North America	33,623,538	46,228,889
Asia	31,354,218	41,507,912
South America	1,657,762	20,079,580
Panama	220,000	80,000

Total	1,368,266,194	1,339,414,446

Liquidity risk-

Liquidity risk is the risk of an entity finding difficulties in fulfilling its obligations associated with its financial liabilities, which are settled with cash or another financial asset. The liquidity management approach is to ensure, to the largest extent possible, that sufficient liquidity will always be available for meeting obligations as they fall due, both in normal and stress conditions, without incurring in unacceptable losses or risking the Company’s security.

Management and/or the Risk Management Committee of each of the Group´s Entities regularly monitors the liquidity position by analyzing the maturity structure of assets and liabilities, the stability of deposits by type of customer and the compliance of minimum standards set forth by the regulations and corporate policies.

The key measure used by the Company for managing its liquidity risk is the ratio of net liquid assets to customer deposits received. Net liquid assets are cash and cash equivalents and investments for which there is an active and liquid market. At the 2015 year-end, such ratio was 55.5% (55.3% at March 31, 2014).

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

The following table analyzes the Company’s assets and liabilities in maturity groups based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date:

	March 31, 2015
	0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 days up to 1 year	More than 1 year	Without Maturity	Total
Assets
Cash and cash equivalents	1,427,518,591	355,225	—	—	—	—	1,427,873,816
Investment securities	66,410,157	64,092,454	169,517,241	197,504,584	2,706,527,100	8,128,662	3,212,180,198
Loans, net	183,890,989	373,947,149	570,020,867	614,252,772	5,386,071,583	—	7,128,183,360
Restricted cash	—	—	—	—	79,807,640	—	79,807,640
Derivative assets held for risk management	—	—	—	—	1,989	—	1,989

Total	1,677,819,737	438,394,828	739,538,108	811,757,356	8,172,408,312	8,128,662	11,848,047,003

Liabilities
Deposits and obligations from customers	1,180,579,986	689,183,704	926,477,102	1,085,319,462	3,853,973,113	—	7,735,533,367
Loans and borrowings from banks	74,118,911	449,517,460	375,821,014	203,482,627	1,490,297,892	—	2,593,237,904
Debt securities issued	26,693,135	5,161,631	38,316,597	60,303,420	496,317,291	—	626,792,074
Subordinated liabilities	2,539,142	—	—	—	190,336,220	—	192,875,362
Derivative liabilities held for risk management	—	—	—	—	1,867,605	—	1,867,605

Total	1,283,931,174	1,143,862,795	1,340,614,713	1,349,105,509	6,032,792,121	—	11,150,306,312

Lending commitments and financial guarantees	15,941,851	11,331,225	3,707,128	18,810,079	1,318,475,910	—	1,368,266,193

	March 31, 2014
	0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 days up to 1 year	More than 1 year	Without Maturity	Total
Assets
Cash and cash equivalents	1,060,577,357	17,995,691	—	—	—	—	1,078,573,048
Investment securities	217,893,133	16,649,327	123,860,479	254,976,456	2,527,938,442	8,374,899	3,149,692,736
Loans, net	172,760,012	231,610,445	423,084,082	559,372,175	4,985,507,778	—	6,372,334,492
Restricted cash	—	—	—	—	115,622,029	—	115,622,029
Derivative assets held for risk management	—	—	—	—	95,491	—	95,491

Total	1,451,230,502	266,255,463	546,944,561	814,348,631	7,629,163,740	8,374,899	10,716,317,796

Liabilities
Deposits and obligations from customers	1,242,882,907	716,599,770	810,541,403	1,026,718,299	3,282,361,652	—	7,079,104,031
Loans and borrowings from banks	110,206,840	261,857,554	229,612,536	114,207,338	1,505,634,454	—	2,221,518,722
Debt securities issued	10,380,805	5,473,601	10,216,594	13,943,389	521,184,331	—	561,198,720
Subordinated liabilities	965,420	—	2,200,000	—	192,610,320	—	195,775,740
Derivative liabilities held for risk management	—	—	—	—	2,831,613	—	2,831,613

Total	1,364,435,972	983,930,925	1,052,570,533	1,154,869,026	5,504,622,370	—	10,060,428,826

Lending commitments and financial guarantees	11,673,086	7,458,433	14,492,309	25,735,773	1,280,054,846	—	1,339,414,446

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

The following table shows the undiscounted cash flows of financial assets and financial liabilities on the basis of their closest maturity. The actual expected flows of these instruments may vary as set out in this table:

	March 31, 2015
	Book value	Up to 1 year	From 1 to 5 years	More than 5 years	Total
Assets
Cash and equivalents	1,427,873,816	1,428,238,420	—	—	1,428,238,420
Investment securities	3,212,180,198	712,527,278	1,367,544,856	2,767,235,289	4,847,307,423
Loans, net	7,128,183,360	1,711,280,796	3,326,222,808	6,180,963,764	11,218,467,368

Total	11,768,237,374	3,852,046,494	4,693,767,664	8,948,199,053	17,494,013,211

Liabilities
Deposits and obligations from customers	7,735,533,367	7,691,177,380	190,348,318	414,106	7,881,939,804
Loans and borrowings from banks	2,593,237,904	1,177,667,620	549,023,229	1,450,958,510	3,177,649,359
Debt securities issued	626,792,074	147,352,781	347,833,581	524,059,235	1,019,245,597
Subordinated liabilities	192,875,362	27,620,900	70,991,059	187,135,394	285,747,353

Total	11,148,438,707	9,043,818,681	1,158,196,187	2,162,567,245	12,364,582,113

	March 31, 2014
	Book value	Up to 1 year	From 1 to 5 years	More than 5 years	Total
Assets
Cash and equivalents	1,078,573,048	1,078,881,501	—	—	1,078,881,501
Investment securities	3,149,692,738	725,317,743	1,332,014,666	2,726,377,022	4,783,709,430
Loans, net	6,372,334,491	1,481,470,708	3,101,104,315	5,590,211,255	10,172,786,279

Total	10,600,600,277	3,285,669,952	4,433,118,981	8,316,588,277	16,035,377,210

Liabilities
Deposits and obligations from customers	7,079,104,031	7,009,838,434	188,047,431	845,017	7,198,730,882
Loans and borrowings from banks	2,221,518,722	735,651,908	630,545,861	1,492,112,122	2,858,309,891
Debt securities issued	561,198,720	234,081,695	236,095,180	367,622,049	837,798,924
Subordinated liabilities	195,775,740	21,204,411	61,615,216	225,525,031	308,344,658

Total	10,057,597,213	8,000,776,448	1,116,303,688	2,086,104,219	11,203,184,355

Market risk-

Market risk is the potential loss in response to changes in risk factors affecting the value of position in asset or liability transactions or those giving rise to a contingent liability, such as interest rates, exchange rates, etc.

Market risk arises due to the open interest rate and exchange rate positions. All these elements are exposed to general and specific market movements and may result in the reduction of the value of a financial asset. Risk Management Committees authorize the established limits and monitor results.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Interest rate risk-

The interest rate risk is the exposure of the financial position of the Company for any losses arising from adverse movements in interest rates.

Jointly with Management, Risk Management Committees monitor the sensitivity of changes in interest rates, and determine the balance structure, different item terms and investment strategies.

The table below summarizes the Company’s exposure to the risk of interest rate. The assets and liabilities of the Company are included in the table to its book value, categorized by the earlier of contractual re-pricing rate or maturity dates.

	March 31, 2015
	Up to 1 year	From 2 to 5 years	From 6 to 10 years	More than 10 years	Total
Assets
Cash and cash equivalents	374,035,069	—	—	—	374,035,069
Investment securities	426,962,866	707,071,945	881,906,420	1,124,481,567	3,140,422,798
Loans	6,625,769,929	361,009,127	196,028,004	3,870,135	7,186,677,195

Total	7,426,767,864	1,068,081,072	1,077,934,424	1,128,351,702	10,701,135,062

Liabilities
Deposits from customers	4,353,563,568	—	—	—	4,353,563,568
Long-term deposits	3,101,524,817	215,550,298	223,894	56,574	3,317,355,583
Loans and borrowings from banks	1,082,953,569	295,237,947	801,629,012	395,044,959	2,574,865,487
Debt securities issued	107,766,043	246,471,907	39,067,778	233,117,568	626,423,296
Subordinated liabilities	10,000,011	12,000,000	168,336,209	—	190,336,220

Total	8,655,808,008	769,260,152	1,009,256,893	628,219,101	11,062,544,154

Net exposure to interest rate risk	(1,229,040,144)	298,820,920	68,677,531	500,132,601	(361,409,092)

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	March 31, 2014
	Up to 1 year	From 2 to 5 years	From 6 to 10 years	More than 10 years	Total
Assets
Cash and cash equivalents	110,749,862	—	—	—	110,749,862
Investment securities	556,404,451	654,846,508	884,753,582	979,052,879	3,075,057,419
Loans	5,955,643,116	343,216,099	136,963,475	8,705,231	6,444,527,921

Total	6,622,797,428	998,062,607	1,021,717,057	987,758,110	9,630,335,202

Liabilities
Deposits from customers	3,961,702,272	—	—	—	3,961,702,272
Long-term deposits	2,833,512,741	220,905,115	769,260	1,902	3,055,189,018
Loans and borrowings from banks	1,345,760,724	98,819,083	612,644,785	146,813,064	2,204,037,656
Debt securities issued	61,869,209	156,784,082	100,967,307	241,180,562	560,801,160
Subordinated liabilities	2,999,962	—	42,000,000	148,144,108	193,144,070

Total	8,205,844,908	476,508,280	756,381,352	536,139,636	9,974,874,176

Net exposure to interest rate risk	(1,583,047,480)	521,554,327	265,335,705	451,618,474	(344,538,974)

For monitoring potential interest rate impacts, sensitivity in financial margin due to changes in interest rates is determined. The base analysis consists of determining the impact from increases or decreases of 100 and 200 basis points in interest rates, considering as premise, the minimum rate of 0.005% in cases where the result yields negative values when sensitizing actual values. Below is a summary of the impact in the net interest income:

	Increase of 100 bps	Decrease of 100 bps
At March 31, 2015	4,531,814	(12,236,220)
At March 31, 2014	2,714,081	(13,736,965)

	Increase of 200 bps	Decrease of 200 bps
At March 31, 2015	9,063,628	(54,132,529)
At March 31, 2014	5,428,161	(58,060,031)

The interest rate sensitivity shown in the above figures is only illustrative and is based on simplified scenarios which include the assumption that all positions are held to maturity. The figures represent the effect of pro forma movements in the net financial income on the basis of projected scenarios. However, this effect does not include the actions to be taken by the Management of each Group entity for mitigating the impact of this risk on interest rates.

Assuming that the net interest income earned by the Company as of March 31, 2015 is maintained over time, the effect of increasing interest rates by 100 bps would have reflected an increase in that income of 1%, in

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

contrast decreased 100 bps would have reflect a reduction in such income in 2.8%. It is noteworthy that the result of the projections would have always been a positive net interest income and does not reflect the administration of the interest rate risk; as the Company seeks to proactively change the risk profile of interest rates in order to minimize losses and optimize net income.

Exchange rate risk:

Exchange rate risk is the risk a financial instrument’s value fluctuates as a result of changes in the exchange rates of foreign currencies and other financial variables. For accounting standards purposes, this risk does not originate in financial instruments denominated in the functional currency.

For controlling the risk, the net position in each foreign currency is managed on a daily basis. The position of currencies is shown in its equivalent in dollars, as follows:

	March 31, 2015
	Quetzales	US Dollars	Lempiras	Total
Assets
Cash and cash equivalents	868,810,302	445,059,168	114,004,346	1,427,873,816
Investment securities	2,255,747,721	804,529,327	151,903,150	3,212,180,198
Loans, net	2,260,678,123	4,264,695,224	602,810,013	7,128,183,360
Other receivables	137,305,796	23,855,344	10,724,034	171,885,174
Assets under insurance contracts	20,157,133	33,735,009	3,329,391	57,221,533
Derivative assets held for risk management	—	1,989	—	1,989
Restricted cash	30,712,527	49,095,113	—	79,807,640

Total	5,573,411,602	5,620,971,174	882,770,934	12,077,153,710

Liabilities
Deposits and obligations from customers	4,609,223,621	2,551,954,738	574,355,008	7,735,533,367
Loans and borrowings from banks	27,798,140	2,405,503,356	159,936,408	2,593,237,904
Debt securities issued	296,456,067	330,336,007	—	626,792,074
Accruals and deferred income	132,974,690	74,434,638	32,533,107	239,942,435
Subordinated liabilities	—	192,875,362	—	192,875,362
Insurance reserves	78,679,269	30,000,846	6,461,086	115,141,201
Liabilities under insurance contracts	9,925,951	9,418,527	1,515,896	20,860,374
Derivative liabilities held for risk management	—	1,867,605	—	1,867,605

Total	5,155,057,738	5,596,391,079	774,801,505	11,526,250,322

Net position	418,353,864	24,580,095	107,969,429	550,903,388

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	March 31, 2014
	Quetzales	US Dollars	Lempiras	Total
Assets
Cash and cash equivalents	665,562,798	350,013,202	62,997,048	1,078,573,048
Investment securities	2,107,616,519	851,887,252	190,188,965	3,149,692,736
Loans, net	2,056,826,821	3,721,008,441	594,499,230	6,372,334,492
Other receivables	104,817,892	17,653,099	10,216,811	132,687,802
Assets under insurance contracts	10,208,265	23,496,854	6,445,456	40,150,575
Derivative assets held for risk management	—	95,491	—	95,491
Restricted cash	26,617,949	89,004,080	—	115,622,029

Total	4,971,650,244	5,053,158,419	864,347,510	10,889,156,173

Liabilities
Deposits and obligations from customers	4,107,937,635	2,416,711,439	554,454,957	7,079,104,031
Loans and borrowings from banks	14,650,219	2,055,763,793	151,104,710	2,221,518,722
Debt securities issued	253,188,884	308,009,836	—	561,198,720
Accruals and deferred income	110,581,041	71,714,484	30,852,441	213,147,966
Subordinated liabilities	—	195,775,740	—	195,775,740
Insurance reserves	70,087,108	27,174,540	8,764,600	106,026,248
Liabilities under insurance contracts	5,274,591	7,681,609	1,426,349	14,382,549
Derivative liabilities held for risk management	—	2,831,613	—	2,831,613

Total	4,561,719,478	5,085,663,054	746,603,057	10,393,985,589

Net position	409,930,766	(32,504,635)	117,744,453	495,170,584

The following significant exchange rates for US$ were applied during the year:

	Average rate Years ended		Reporting dates spot date Years ended
	March 31,		March 31, 2015	March 31, 2014
	2015	2014
Quetzal	7.70	7.84	7.64	7.73
Lempira	21.25	20.50	21.90	20.75

Sensitivity analysis-

Changes in the value of the dollar, as indicated below, against the following currencies at March 31, 2015 and 2014, would have increased (decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all the other variables, in particular interest rates, remain constant:

	Profit or loss		Equity, net of tax
	Increase	Decrease	Increase	Decrease
Year ended March 31, 2015
Quetzales (2.5% movement)	86,851	(86,865)	23,238,577	(22,100,193)
Year ended March 31, 2014
Quetzales (2.9% movement)	1,143,225	(1,143,325)	25,672,392	(24,231,576)

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Capital management-

The Company manages its capital considering Basel guidelines and local regulation. Each institution is required by the supervisory body of the country where it operates, to maintain a capital ratio measured on the basis of weighted risk assets.

Regulatory capital is analyzed in two levels:

•	Primary or Tier 1 capital: Primary capital comprises common stock, additional paid in capital, declared reserves and retained earnings.

•	Secondary or Tier 2 capital: Includes subordinated liabilities and some debt securities issued.

The policy is to maintain a sound capital base in order to maintain investor, creditor and market confidence and to underpin the future development of the business. Also, the capital level impact is recognized in the return for shareholders and recognizes the need for maintaining a balance between the highest returns that may be achieved through further indebtedness and the advantages and security provided by a sound capital position.

The Company and its individually regulated subsidiaries have met with all of the external capital requirements to which they are subject. As of March 31, 2015 and 2014, respectively, the regulatory capital position was as follows:

	March 31, 2015	March 31, 2014
Capital—Level 1
Common stock	391,813,836	389,318,571
Additional paid in capital	7,108,996	7,112,900
Reserves	247,478,188	221,256,716
Retained earnings	359,641,257	293,287,370

Total	1,006,042,277	910,975,557

Capital—Level 2
Subordinated liabilities	192,875,362	195,775,740
Debt securities issued	31,761,485	31,483,037

Total	224,636,847	227,258,777

Total regulatory capital	1,230,679,124	1,138,234,334

Total assets and weighted contingencies	8,685,434,917	7,692,820,576
Total regulatory capital / risk weighted assets	14.20%	14.80%

Total capital level 1 / risk weighted assets	11.60%	11.80%

Allocation of capital

The allocation of capital among specific operations and activities is, to a great extent, driven by the optimization of the return attained on the allocated capital. The amount of capital allocated to each operation or activity is based primarily on the regulatory capital, according to the country of operation of each subsidiary. The allocation process to specific operations and activities is conducted separately from those responsible for the operation and is subject to the review of the management of each institution.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Fair values of financial instruments-

The Company measures the fair value of financial instruments using valuation models according to the fair value hierarchy, which reflects the degree of subjectivity shown by the models and their inputs, with regard to the public market information.

In the case of financial instruments that are seldom traded and have poor price transparency, the fair value is less objective and requires a higher degree of judgment, depending on the liquidity, concentration, uncertainty of market factors, price fixing assumptions and other risks affecting the specific instrument.

Fair value hierarchy

The Group measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

•	Level 1: Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data.

•	Level 3: Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

Valuation techniques include net present value and discounted cash flows models, comparison with similar instruments for which observable market prices and other valuation models exist. Assumptions and inputs used in valuation techniques include risk-free interest rates, reference interest rates, credit spreads and other premiums for determining discount rates.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would have been received from the sale of the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

The Company uses widely recognized valuation models for determining the fair value of common and simple financial instruments, such as government-debt instruments that only use observable market data and require few management judgments and estimation. There are observable prices and other information used for feeding the models that is usually available in debt equity markets, derivatives exchange markets and simple unregulated derivatives such as interest-rate swaps. The availability of observable market prices and additional information reduces the need for management judgments and estimates and also the uncertainty related to the determination of fair values. The availability of observable market prices and additional information varies depending on the products and markets and is prone to changes based on specific events and the general conditions of financial markets.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

For more complex financial instruments, the Company uses proprietary valuation methods, which are usually developed from recognized valuation methods. Some or all of the significant inputs of these models may not be observable in the market and result from market prices or rates or estimated based on assumptions. Examples of instruments involving significant unobservable variables include certain loans and securities for which there is no active market. Valuation models that employ significant unobservable inputs require a higher degree of management judgments and estimates for the determination of fair value. The latter are frequently required in selecting the appropriate valuation method to be used, the determination of the expected future cash flows of the financial instrument subject to valuation, the determination of the counterparty’s likelihood of default or advance payment and the selection of the appropriate discount rates.

Fair value estimates obtained from models are adjusted for other factors, such as liquidity risk or model uncertainties, to the extent that the Company believe that a third party market participant take them into account in pricing a transaction. Fair values reflect the credit risk of an instrument and include adjustments to take into account the credit risk of the Company and, as appropriate, of the counterparty. For measuring derivatives the Company used the fair value presented by the counterparty.

Model inputs and values are calibrated against historical data and published forecasts. The calibration process is inherently subjective and requires the judgment of management for selecting the most appropriate value.

Company’s valuation methodology uses discounted cash flows that consider the expected inflows of each financial asset. The discounted cash flows technique is used frequently by market participants for fixing instrument prices. However, this technique is subject to inherent limitations such as the appropriate estimate of the adjusted risk discount rate, and the various assumptions and factors would lead to different results.

For financial liabilities, such as deposits and obligations from customers, loans and borrowings from banks, debt securities issued, and subordinated liabilities, the Company’s valuation methodology uses present value models which estimate the future cash flows discounted at the internal rate of return of each specific instrument. This valuation technique has the purpose to determine the fair value which reflects the price that would have been paid if the liability was traded in an orderly transaction between markets participants at the date of the transaction.

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. As of March 31, 2015 and 2014, there were no transfers between levels of the fair value hierarchy.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Fair values of financial assets and financial liabilities are presented on the following page together with the carrying amounts shown in the statement of financial position:

Financial instruments measured at fair value—Fair value hierarchy

a. Accounting classification and fair value

The following tables show the carrying amount and the fair value of financial assets and financial liabilities, including their levels of the fair value hierarchy for financial instruments measured at fair value.

March 31, 2015		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Assets
Derivative assets held for risk management	1,989	—	1,989	—	1,989
Liabilities
Derivative liabilities held for risk management	1,867,605	—	1,867,605	—	1,867,605
Financial instruments not measured at fair value
Assets
Cash and cash equivalents	1,427,873,816	1,200,312,033	227,561,783	—	1,427,873,816
Investment securities	3,212,180,198	—	3,392,885,491	—	3,392,885,491
Loans	7,128,183,360	—	—	7,162,563,828	7,162,563,828

	11,768,237,374	1,200,312,033	3,620,447,274	7,162,563,828	11,983,323,135

Liabilities
Deposits and obligations from customers	7,735,533,367	—	—	7,308,524,618	7,308,524,618
Loans and borrowings from banks	2,593,237,904	—	—	2,543,157,200	2,543,157,200
Debt securities issued	626,792,074	—	606,918,322	—	606,918,322
Subordinated liabilities	192,875,362	—	194,105,416	—	194,105,416

	11,148,438,707	—	801,023,738	9,851,681,818	10,652,705,556

March 31, 2014		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Financial instruments measured at fair value
Assets
Derivative assets held for risk management	95,491	—	95,491	—	95,491
Liabilities
Derivative liabilities held for risk management	2,831,613	—	2,831,613	—	2,831,613
Financial instruments not measured at fair value
Assets
Cash and cash equivalents	1,078,573,048	1,057,508,375	21,064,673	—	1,078,573,048
Investment securities	3,149,692,736	—	3,702,445,245	—	3,702,445,245
Loans	6,372,334,492	—	—	6,435,427,028	6,435,427,028

	10,600,600,276	1,057,508,375	3,723,509,918	6,435,427,028	11,216,445,321

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

March 31, 2014		Fair value
Concept	Carrying amount	Level 1	Level 2	Level 3	Total
Liabilities
Deposits and obligations from customers	7,079,104,031	—	—	7,079,469,640	7,079,469,640
Loans and borrowings from banks	2,221,518,722	—	—	2,155,982,782	2,155,982,782
Debt securities issued	561,198,720	—	548,785,977	—	548,785,977
Subordinated liabilities	195,775,740	—	197,165,910	—	197,165,910

	10,057,597,213	—	745,951,887	9,235,452,422	9,981,404,309

Fair value of loans is estimated using valuation models, such as discounted cash flow techniques. Input into the valuation techniques includes expected lifetime credit losses, interest rates, probability of default and severity of default. For improving the accuracy of the valuation of estimates for retailers and small commercial loans, homogeneous loans are grouped within a portfolio with the same characteristics such as: aging, collateral quality, type of product and borrower, prepayments and probability of default. The fair value for cash and cash equivalents, deposits and obligations from customers, and borrowings from banks, represents the amount receivable/payable at the reporting date.

(6) Acquisition of subsidiary-

On September 23, 2014, the Company acquired 100% of the assets, processes, trademarks and personnel of a group of hospitals that under IFRS constitute a business (hereinafter referred to as the “Healthcare Business”). Taking control of the Healthcare Business will enable the Company to integrate their health insurance business with a branch that will enable them to further provide healthcare services. The acquisition is expected the Company to reduce costs through economies of scale and further diversify their investment portfolio.

In the six months to March 31, 2015, the Healthcare Business contributed revenue of US$15,740,441 and profit of US$1,352,451 to the Company’s results. If the acquisition had occurred on March 31, 2014, management estimates that consolidated revenue would have been US$28,684,861, and consolidated profit for the period would have been US$2,177,853. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on March 31, 2014.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

a. Consideration transferred and identifiable assets acquired and liabilities assumed-

The following table summarizes the acquisition-date fair value of each major class of consideration transferred.

Cash	US$	545,986
Accounts receivable		7,033,003
Fixed assets		30,662,767

Total asset		38,241,756
Loans and borrowings from banks		7,208,905
Other liabilities		3,817,953
Employee benefits		193,243

Total liability		11,220,101
Total identifiable net assets acquired		27,021,655
Total consideration transferred		29,199,152

Goodwill	US$	2,177,497

If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

b. Acquisition-related costs

The Company incurred acquisition-related costs of US$25,582 relating to external legal fees and due diligence costs. These costs have been included in operating and administrative expenses in the condensed consolidated statement of profit or loss and OCI.

c. Consideration transferred

The consideration transferred was paid in cash fully at the date of acquisition. There is no contingent consideration.

(7) Cash and cash equivalents-

	March 31, 2015	March 31, 2014
Cash on hand	$139,818,615	115,714,490
Cash in banks	941,088,535	831,757,671
Short-term investments	227,594,713	21,276,543
Checks to be cleared	119,338,100	109,497,373
Money orders from foreign countries	33,853	326,971

	$1,427,873,816	1,078,573,048

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(8) Investment securities-

As of March 31, 2015 and 2014, as part of its investments, the Company maintained a portfolio of investments mainly in debt instruments. This account is comprised as follows:

	March 31, 2015	March 31, 2014
Government bonds	$2,330,647,144	2,365,562,208
Certificates of deposit	741,583,147	630,382,930
Corporate bonds	126,266,556	139,053,136
Unquoted equity securities measured at cost	8,128,662	8,374,899
Notes receivables	4,838,347	4,274,934
CABEI	—	1,513,708
Mortgage bonds	716,342	530,921

	$3,212,180,198	3,149,692,736

As of March 31, 2015 and 2014, dividends received from investment in equity instruments amounted US$2,023,682 and US$483,655, respectively.

(9) Loans, net-

Below is the composition of loans and advances to customers divided by category as well as its provision for impairment as of the reporting dates:

	March 31, 2015
	Gross Amount	Allowance for loan losses	Book value
Commercial
Loans	$4,753,134,972	34,854,873	4,718,280,099
Commercial paper	84,772,576	560,945	84,211,631
Financial leasing	41,843,645	488,869	41,354,776
Factoring	728,765	5,157	723,608
Credit cards	1,654,635	3,379	1,651,256

	4,882,134,593	35,913,223	4,846,221,370
SME
Loans	462,331,223	9,049,454	453,281,769
Discounted documents	29,703,777	1,029,743	28,674,034
Credit cards	15,625,055	205,761	15,419,294
Financial leasing	6,947,974	250,356	6,697,618
Loans in deposit accounts	751,218	315	750,903

	515,359,247	10,535,629	504,823,618
Consumer
Loans	453,542,482	11,496,503	442,045,979
Credit cards	309,451,801	13,394,932	296,056,869
Temporary overdrafts	13,589,734	185,399	13,404,335
Loans in deposit accounts	1,116,342	—	1,116,342
Discounted documents	678,151	21,013	657,138
Financial leasing	246,142	22,631	223,511

	778,624,652	25,120,478	753,504,174

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	March 31, 2015
	Gross Amount	Allowance for loan losses	Book value
Microcredits
Loans	57,406,216	2,516,042	54,890,174
Credit cards	14,341,131	340,181	14,000,950
Discounted documents	288,271	12,176	276,095
Financial leasing	256,967	20,106	236,861

	72,292,585	2,888,505	69,404,080
Mortgages
Loans	964,553,865	10,323,747	954,230,118

Total loans and advances to customers	$7,212,964,942	84,781,582	7,128,183,360

	March 31, 2014
	Gross Amount	Allowance for loan losses	Book value
Commercial
Loans	$4,258,915,508	57,713,593	4,201,201,915
Commercial paper	86,455,532	459,089	85,996,443
Factoring	1,566,717	12,139	1,554,578
Credit cards	1,515,025	8,582	1,506,443
Financial leasing	46,184,497	1,018,053	45,166,444

	4,394,637,279	59,211,456	4,335,425,823
SME
Loans	426,736,824	7,496,369	419,240,455
Discounted documents	16,548,425	571,483	15,976,942
Loans in deposit accounts	489,555	289	489,266
Credit cards	14,806,960	218,570	14,588,390
Financial leasing	5,835,391	305,829	5,529,562

	464,417,155	8,592,540	455,824,615
Consumer
Loans	394,280,943	7,298,316	386,982,627
Discounted documents	960,065	23,424	936,641
Loans in deposit accounts	1,839,017	557,957	1,281,060
Credit cards	282,001,038	7,845,085	274,155,953
Temporary overdrafts	17,850,832	205,705	17,645,127
Financial leasing	383,992	3,460	380,532

	697,315,887	13,933,947	681,381,940
Microcredits
Loans	43,663,490	1,756,400	41,907,090
Discounted documents	227,810	3,354	224,456
Credit cards	12,430,792	191,267	12,239,525
Financial leasing	196,810	10,779	186,031

	56,518,902	1,961,800	54,557,102
Mortgages
Loans	857,189,285	12,044,273	845,145,012

Total loans and advances to customers	$6,470,078,508	97,744,016	6,372,334,492

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	Allowance for loan impairment losses
	Year ended March 31,
	2015	2014	2013
Balance at beginning of the year	97,744,016	93,932,387	98,896,986
Charge of the year to profit and loss	56,518,986	28,547,877	16,879,090
Write-offs	(69,570,113)	(25,211,490)	(20,954,556)
Effect of conversion in exchange rate	88,693	475,242	(889,133)

Balance at year end	84,781,582	97,744,016	93,932,387

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the obligation of our banking subsidiaries to continue to engage in collection efforts to accomplish recovery. The corresponding committee in each of our banking subsidiaries is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectible. The recovery of charged-off loans is accounted for as income in our consolidated statement of income under other operating income.

For the years ended March 31, 2015, 2014 and 2013, US$7,893,298, US$12,789,646 and US$9,450,475, respectively, were recovered from loans that were written-off and recognized as “Other operating income”.

(10) Other receivables-

Other accounts receivable and their allowance for doubtful accounts as of the reporting dates are as follows:

	March 31, 2015	March 31, 2014
Insurance premium receivable	$88,767,703	87,287,162
Sundry debtors	67,087,912	31,345,415
Taxes and other dues	10,145,142	8,954,208
Advance payments on behalf of third parties	5,255,405	4,523,903
Service fees	304,879	344,551
Guarantee deposits	137,466	98,890
Returned checks	105,091	115,831
Others	81,576	17,842

	$171,885,174	132,687,802

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(11) Related parties-

(a) Remuneration of key management personnel-

Key management members received the following remuneration during the years ended March 31, 2015, 2014 and 2013, which are included in administrative expenses (see note 37):

	2015	2014	2013
Short-term benefits	$15,184,758	13,867,522	14,180,735

(b) Transactions with key management personnel-

Key management members entered into the following transactions:

	2015	2014
Loans granted	$232,364,219	210,824,261

Deposits	$169,779,412	135,038,206

Loans granted to key management members (including the Board of Directors and their immediate relatives) bear annual interest ranging between 6.75% and 14.60% (credits in quetzals), between 2.75% and 10.50% (credits in dollars) and operations with credit cards between 15.00% and 60.00%.

Deposits from key management members bear annual interest ranging between 0.01% and 8.50% (deposits in quetzals) and between 0.01% and 4.50% (deposits in dollars).

The loans granted are secured over property of the respective borrowers (financial guarantees). No impairment losses have been recorded against balances outstanding during the period with key management personnel, and no specific allowance has been made for impairment losses on balances with key management members at the reporting date.

(c) Related party transactions

Related party transactions were made on terms equivalent to those that prevail in arm’s length transactions. Transactions carried out with related unconsolidated parties in the years ended March 31, 2015, 2014 and 2013 are as follows:

	For the year ended March 31,
	2015	2014	2013
Income:
Interests	$12,735,658	10,544,176	9,191,458

Expense:
Interests	$6,389,263	4,599,444	3,181,500

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

As of March 31, 2015 and 2014, balances receivable from and payable to unconsolidated related parties were as follows:

Asset:

	March 31, 2015	March 31, 2014
Accounts receivables:
Compañía de Procesamiento de Medios de Pago (Bahamas) S. A.	$1,053,701	1,217,119
I.C.G.	345,854	342,140
Imágenes Computarizadas de Guatemala, S. A.	194,255	192,169
CEPROBAN	—	162,652
Club Social y Deportivo Hércules	130,586	20,704
Compañía de Procesamiento de Medios de Pago (Panama) S. A.	19,884	—
Bolsa de Valores Nacional, S. A.	10,465	9,058
Biopractico	654	—
Bolsa de Valores, S. A.	—	5,104
Visanet	—	4,379

Total related parties (asset)	$1,755,399	1,953,325

Liabilities:

	March 31, 2015	March 31, 2014
Deposits and obligations from customers:
Compañía de Procesamiento de Med. Pag. de Guatemala	$1,281,136	4,009,822
Bolsa de Valores Nacional, S. A.	185,896	233,174
Club Social y Deportivo Hércules	114,251	17,889
Imágenes Computarizadas de Guatemala S. A.	22,458	11,787

	$1,603,741	4,272,672

Accounts payable:
Imágenes Computarizadas de Guatemala, S. A.	$5,024	322,730
Bolsa de Valores Nacional, S. A.	—	170,400

	$5,024	493,130

Total related parties (liability)	$1,608,765	4,765,802

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(12) Prepayments-

Prepayments at the reporting dates are as follows:

	March 31, 2015	March 31, 2014
Leasehold improvements	$13,597,325	10,003,569
Advances to suppliers	9,444,537	7,087,620
Taxes and other dues	7,367,944	7,594,204
Services	5,971,682	5,963,071
Insurance and bonding premiums	3,844,802	5,168,675
Other	1,749,803	1,778,166

	$41,976,093	37,595,305

(13) Derivative financial instruments-

At March 31, 2015 and 2014, the fair value of the position of contracted explicit derivatives designated for purposes to generate additional profits and reduce interest and exchange rate risk and interest rates of assets and liabilities of one or more financial risks totaled US$1,989 and US$95,491, respectively. Below are details of derivative instruments, counterparty value at risks and their effect on the statements of financial position or on the results of operations:

Interest rate swaps

Counterparty	Interest rates	Notional value	Term	March 31, 2015	March 31, 2014
Swap Citibank	Pay Libor 4.56% Receive 3.78%	2,526,317	10 years	$6,043	153,930
Cap Standard Bank	Pay Libor 8.51% Receive 5.87%	2,185,714	10 years	650	12,816
Cap Citibank	Pay Libor 7.94% Receive 7.70%	131,625	10 years	—	33
Cap Standard Bank	Pay Libor 8.14% Receive 7.90%	153,750	10 years	—	30

				6,693	166,809
Less counterparty value at risk				(4,704)	(71,318)

				$1,989	95,491

(14) Foreclosed assets-

Details of foreclosed assets obtained by the Company during the year by taking possession of collateral held as security against loans and advances as well as calls made on credit enhancements and held at the year end are shown below:

	March 31, 2015	March 31, 2014
Real estate property	$20,019,350	16,393,959
Salvage	985,110	459,411
Moveable property	711,627	647,664

	$21,716,087	17,501,034

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

The Company’s policy is to pursue timely realization of the collateral in an orderly manner. The Company does not generally use the non-cash collateral for its own operations

(15) Property and equipment-

	Balance at April 1, 2014	Additions	Disposals	Reclassifications	Effect of changes in exchange rates	Balance at March 31, 2015
Cost
Land	80,264,389	7,769,159	—	(2,070,218)	254,477	86,217,807
Building	105,600,854	21,844,043	(126,732)	(849,043)	443,107	126,912,229
Healthcare equipment	—	6,367,720	—	(829,245)	39,219	5,577,694
Computer equipment	62,686,132	9,804,437	(17,160,465)	(636,402)	(371,286)	54,322,416
Furniture and equipment	40,942,585	5,086,928	(1,274,112)	(48,276)	(134,817)	44,572,308
Communications	15,279,786	2,134,566	(1,048,105)	(13,401)	60,323	16,413,169
Facilities	14,065,077	2,813,092	(53,229)	—	(595,211)	16,229,729
Transportation equipment	15,534,325	997,253	(5,272,680)	(72,466)	(104,665)	11,081,767
Art gallery	1,380,723	376,891	—	—	13,585	1,771,199
Machinery	118,452	—	—	(6,699)	(3,460)	108,293

	335,872,323	57,194,089	(24,935,323)	(4,525,750)	(398,728)	363,206,611

Depreciation
Building	8,290,239	2,800,199	546,388	—	(294,846)	10,249,204
Healthcare equipment	—	1,956,295	—	(829,245)	7,981	1,135,031
Computer equipment	30,569,800	9,360,700	16,998,660	(148,950)	(101,396)	22,681,494
Furniture and equipment	19,760,216	4,445,640	1,369,558	(328,978)	(253,467)	22,253,853
Communications	5,082,291	1,336,042	846,510	(12,198)	25,137	5,584,762
Facilities	947,581	219,078	6,250	(107,575)	3,968	1,056,802
Transportation equipment	3,897,455	996,779	2,254,627	(67,688)	(59,361)	2,512,558
Art gallery	1,880	371	—	—	(292)	1,959
Machinery	2,699	7,148	3,807	(15)	52	6,077

	68,552,161	21,122,252	22,025,800	(1,494,649)	(672,224)	65,481,740

Net carrying amount	267,320,162	36,071,837	(2,909,523)	(3,031,101)	273,496	297,724,871

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	Balance at April 1, 2013	Additions	Disposals	Reclassifications	Effect of changes in exchange rates	Balance at March 31, 2014
Cost
Land	80,604,175	850,582	(1,275,634)	(31,462)	116,729	80,264,390
Building	101,460,585	5,266,553	(1,454)	(1,370,122)	245,292	105,600,854
Computer equipment	60,920,833	10,010,926	(7,881,511)	(294,192)	(69,924)	62,686,132
Furniture and equipment	34,668,260	7,518,630	(863,342)	(370,170)	(10,793)	40,942,585
Communications	14,664,703	1,782,050	(1,187,970)	(22,363)	43,366	15,279,786
Facilities	12,819,408	1,521,845	(1,844)	—	(274,331)	14,065,078
Transportation equipment	8,380,063	7,460,582	(158,123)	(208,030)	59,833	15,534,325
Art gallery	1,298,229	80,434	(5,007)	—	7,067	1,380,723
Machinery	76,140	43,749	—	—	(1,437)	118,452

	314,892,396	34,535,351	(11,374,885)	(2,296,339)	115,802	335,872,325

Depreciation
Building	6,931,299	2,049,592	—	13,764	(704,416)	8,290,239
Computer equipment	28,902,601	9,699,973	7,812,047	(252,540)	31,813	30,569,800
Furniture and equipment	16,988,720	3,911,535	800,604	(264,197)	(75,237)	19,760,217
Communications	5,032,586	1,226,880	1,187,970	(9,475)	20,270	5,082,291
Facilities	566,863	380,832	9,191	(2,345)	11,423	947,582
Transportation equipment	3,426,448	863,388	169,379	(205,577)	(17,425)	3,897,455
Art gallery	1,698	225	—	—	(43)	1,880
Machinery	447	2,216	—	—	36	2,699

	61,850,662	18,134,641	9,979,191	720,370	(733,579)	68,552,163

Net carrying amount	253,041,734	16,400,710	(1,395,694)	1,575,969	849,381	267,320,162

(16) Goodwill-

	April 1, 2014	Acquisition of subsidiary	Effect of changes in exchange rates	March 31, 2015
Grupo BANPAIS (Banco del País, S. A. y Seguros del País, S. A.)	$80,714,946	—	—	80,714,946
Banco de Occidente, S. A.	55,559,432	—	569,675	56,129,107
Healthcare Business (see note 6)	—	2,177,497	(9,508)	2,167,989

	$136,274,378	2,177,497	560,167	139,012,042

	April 1, 2013	Effect of changes in exchange rates	March 31, 2014
Grupo BANPAIS (Banco del País, S. A. y Seguros del País, S. A.)	$80,714,946	—	80,714,946
Banco de Occidente, S. A.	55,204,963	354,469	55,559,432

	$135,919,909	354,469	136,274,378

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

No impairment loss on goodwill was recognized during 2015 (2014: nil), because the recoverable amounts of the CGU’s were determined to be higher than their carrying amount.

(17) Intangible assets-

	Balance at April 1, 2014	Additions	Disposals	Effect of changes in exchange rates	Balance at March 31, 2015
Cost
Software	$39,494,211	7,973,942	6,522,833	179,569	41,124,889
Concessions	633,026		—	(21,151)	611,875
Tenancy rights	954,251	34,502	—	8,816	997,569
Licenses	31,330		9,559	190	21,961
Trademarks and patents	6,922	1,314	6,998	76	1,314

	41,119,740	8,009,758	6,539,390	167,500	42,757,608

Amortization
Software	13,430,404	2,204,050	497,841	1,389,909	16,526,522
Concessions	47,877	12,906	—	519	61,302
Tenancy rights	96,078	50,069	—	804	146,951
Licenses	18,040	5,683	10,342	137	13,518
Trademarks and patents	5,252		6,475	1,223	—

	13,597,651	2,272,708	514,658	1,392,592	16,748,293

Net carrying value	$27,522,089	5,737,050	6,024,732	(1,225,092)	26,009,315

	Balance at April 1, 2013	Additions	Disposals	Effect of changes in exchange rates	Balance at March 31, 2014
Cost
Software	$27,787,052	14,325,402	2,784,775	166,532	39,494,211
Concessions	644,292	—	—	(11,266)	633,026
Tenancy rights	801,848	148,166	—	4,237	954,251
Licenses	89,175	—	58,085	240	31,330
Trademarks and patents	35,414	—	28,719	227	6,922

	29,357,781	14,473,568	2,871,579	159,970	41,119,740

Amortization
Software	10,479,842	5,423,321	2,539,664	66,905	13,430,404
Concessions	34,886	12,767	—	224	47,877
Tenancy rights	57,732	38,084	—	262	96,078
Licenses	67,787	—	41,805	(7,942)	18,040
Trademarks and patents	30,962	2,223	28,132	199	5,252

	10,671,209	5,476,395	2,609,601	59,648	13,597,651

Net carrying value	$18,686,572	8,997,173	261,978	100,322	27,522,089

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(18) Investment property-

Investment properties as of the reporting dates are as follows:

	Land	Building	Total
Cost
Balance at April 1, 2014	$4,165,175	29,560,279	33,725,454
Additions	2,052,840	65,774	2,118,614
Effect of changes in exchange rates	45,205	274,873	320,078

Balance at March 31, 2015	6,263,220	29,900,926	36,164,146

Balance at April 1, 2013	4,138,602	29,398,693	33,537,295
Effect of changes in exchange rates	26,573	161,586	188,159

Balance at March 31, 2014	4,165,175	29,560,279	33,725,454

Depreciation
Balance at April 1, 2014	—	1,770,386	1,770,386
Additions	—	579,374	579,374
Effect of changes in exchange rates	—	18,112	18,112

Balance at March 31, 2015	—	2,367,872	2,367,872

Balance at April 1, 2013	—	1,175,948	1,175,948
Additions	—	591,206	591,206
Effect of changes in exchange rates	—	3,232	3,232

Balance at March 31, 2014	$—	1,770,386	1,770,386

Carrying values
As of March 31, 2015			$33,796,274

As of March 31, 2014			$31,955,068

During 2015, investment property rentals of US$2,337,101 (2014: US$2,949,867) were included in ‘fee and commission income’ (see note 34) and maintenance expense of US$258,833 (2014: US$265,439) were included in ‘administrative expenses’ (see note 36).

(19) Income taxes-

i. Subsidiaries based in Guatemala:

Income tax returns for the years 2010 to 2013 are subject to review by the tax authorities. Income tax returns submitted by the Bank for the years ended December 31, 2010, 2011, 2012 and 2013 are being reviewed by the tax authorities.

Income tax returns for the fiscal years ended December 31, 2003, 2004 and 2008 have already been reviewed.

The State’s right for conducting revisions expires four years after the date on which the payment obligation falls due.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

ii. Subsidiaries based in Guatemala, may elect between the following regimes in order to determine its current income tax:

According to Book I Income Taxes of the Decree No. 10- 2012 issued by the Congress of the Republic of Guatemala and published on March 5, 2012, as of January 1, 2013, certain of the Group entities including the Bank, the Insurance Company and the Bond Insurance Company adopted the tax regime for profitable activities which provides for a 31% rate applicable to income on profitable activities for the period from January 1 to December 31, 2013. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

Optional Simplified Tax Regime based on gross revenue

According with Decree No. 10-12 of the Congress of the Republic dated March 5, 2012, Book I Income Taxes, in effect as of January 1, 2013, certain other Group Entities, including the Off-shore Bank, the Credit Card Company and the Financial Company adopted the Optional Simplified Tax Regime based on gross revenues for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q30,000 and 6% for gross revenues in excess of such amount.

iii. Subsidiaries bases in Honduras:

Honduran entities pay income taxes at the rate of 25% on adjusted income before taxes. This represents income before taxes, excluding exempt income and non-deductible expenses. Additionally, according to Decree No. 51-2003, entities which income exceed L1,000,000 should pay 5% of the net taxable income. Income tax returns for the years ended December 31, 2009 to December 31, 2013, submitted by BANPAIS, have not been reviewed by the tax authorities.

iv. Subsidiaries based in El Salvador:

El Salvador entities pay income taxes at the rate of 30% on adjusted income before taxes. These entities pay taxes on income earned in the country, pursuant to the Income Tax Law contained in the Legislative Decree No.134 dated December 18, 1991, in effect since January 1, 1992.

(a) Income tax expense-

Total income tax expense for the years ended March 31, 2015 and 2014 is as follows:

	For the year ended March, 31
	2015	2014	2013
Current tax expense	$25,680,022	44,364,866	32,195,965
Deferred tax expense (income)	8,061,039	(2,587,803)	13,167,989

	$33,741,061	41,777,063	45,363,954

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(b) Income tax recognized directly in other comprehensive income-

	For the year ended March 31,
	2015			2014			2013
	Income Tax	Before taxes	Net of taxes	Income Tax	Before taxes	Net of taxes	Income Tax	Before taxes	Net of taxes
Remeasurement of defined benefit liability	$88,860	(355,439)	(266,579)	905,870	(3,235,250)	(2,329,380)	549,954	(1,774,046)	(1,224,092)

(c) Reconciliation of effective tax rate-

	For the year ended March 31,
	2015		2014		2013
Profit before tax	$219,614,962		222,964,723		207,353,889
Blended statutory tax rate	28.00	%¹	30.00	%²	31.00%

“Expected” “tax expense	61,492,189		66,889,417		64,279,706
Non-deductible expenses	21,749,378		25,180,066		19,847,500
Tax-exempt income	(43,530,878)		(41,134,549)		(24,952,511)
Entities under optional simplified tax regime	(10,635,669)		(5,665,531)		(12,721,713)
Effect of tax rate in foreign jurisdictions	5,968,007		(3,239,244)		(1,144,302)
Effect of change in statutory tax rate	(1,306,541)		(255,900)		—
Other	4,575		2,804		55,274

Income tax expense	$33,741,061		41,777,063		45,363,954

¹	As of January 1, 2015, the statutory tax rate decreased from 28% to 25%. The blended statutory rate represents 9 months of operation under the 28% tax rate and only 3 months of operation under the 25% tax rate.
²	As of January 1, 2014, the statutory tax rate decreased from 31% to 28%. The blended statutory rate represents 9 months of operation under the 31% tax rate and only 3 months of operation under the 28% tax rate.

For the year ended March 31, 2015 the Group had an effective income tax rate of 15.36% (18.20% in 2014 and 18.43% in 2013).

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(d) Recognized deferred tax assets and liabilities-

At March 31, 2015 and 2014, the tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are detailed as follows:

	April 1, 2014	Recognized in income	Recognized in other comprehensive income	March 31, 2015
Investment securities	$1,011,736	(1,631,740)	—	(620,004)
Property and equipment	7,514,910	(762,481)	—	6,752,429
Employee benefits	10,392,834	(10,837,437)	88,860	(355,743)
Derivatives held for risk management	766,115	(299,711)	—	466,404
Debt securities issued	(3,713,525)	(407,439)	—	(4,120,964)
Allowance for loan losses and other accounts receivables	(19,331,627)	7,262,465	—	(12,069,162)
Foreclosed assets	569,460	517,667	—	1,087,127
Intangible assets	(1,864,697)	(1,164,237)	—	(3,028,934)
Provisions	(1,588,274)	577,129	—	(1,011,145)
Insurance reserve	(2,733,640)	(1,315,255)	—	(4,048,895)

	$(8,976,708)	(8,061,039)	88,860	(16,948,887)

	April 1, 2013	Recognized in income	Recognized in other comprehensive income	March 31, 2014
Investment securities	$227,367	784,369	—	1,011,736
Property and equipment	2,412,625	5,102,285	—	7,514,910
Employee benefits	8,151,116	1,335,848	905,870	10,392,834
Derivatives held for risk management	1,333,982	(567,867)	—	766,115
Debt securities issued	(3,568,974)	(144,551)	—	(3,713,525)
Allowance for loan losses and other accounts receivables	(16,179,392)	(3,152,235)	—	(19,331,627)
Foreclosed assets	325,015	244,445	—	569,460
Intangible assets	(1,430,188)	(434,509)	—	(1,864,697)
Provisions	(1,626,679)	38,405	—	(1,588,274)
Insurance reserve	(2,115,253)	(618,387)	—	(2,733,640)

	$(12,470,381)	2,587,803	905,870	(8,976,708)

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(20) Deposits and obligations from customers-

	2015	2014
Term deposits	$3,339,560,318	3,055,941,825
Demand deposits	2,945,738,506	2,640,095,185
Savings deposits	1,410,967,115	1,335,369,908
Order deposits	15,445,335	25,035,702
Restricted deposits	23,822,093	22,661,410

	$7,735,533,367	7,079,104,031

•	Decree 94-2000 issued by the Congress of the Republic “Law of Free Negotiation of Foreign Currencies” became effective as of May 1, 2001, allowing transactions in Guatemala in any currency.

•	On October 25, 2010 the Monetary Board approved Resolution JM-108- 2010 “Regulation of Measures and Minimum Requirements for the Receipt of Cash in Foreign Currencies”, which purpose is to regulate the measures and minimum requirements to be followed by the banks, financial companies, offshore entities, entities specializing in financial services that are part of financial groups and brokerage firms for mitigating risks relating to the receipt of cash in foreign currencies. This regulation came into effect on January 1, 2011.

•	The resolution issued by the Monetary Board, JM-178-2002 provides that government with financial resources deposited in banks of the system that originate from the General Budget of Income and Expenditure of the State (except as required by Law), to show gradually transfer these resources to the Bank of Guatemala. At March 31, 2015 Bicapital has deposit accounts of entities of the State of Guatemala related to this resolution for US$1,892,740 (US$1,861,462 in 2014).

•	On June 1, 2002 the Law of Banks and Financial Groups, Decree 19-2002, became effective and established the creation of the Savings Protection Fund (FOPA), which covers deposits made at the Bank by individuals and corporations for up to Q20,000 or the equivalent in foreign currency. The contributions are the equivalent of one twelfth of 1.5% per every one thousand of the monthly average of the total depository obligations Bicapital records during the immediately preceding month.

The Company’s obligation to contribute these amounts ceases when the balance of these contributions reaches five percent (5%) of the total depository obligations in the national Guatemalan financial system.

During the year ended March 31, 2015 Bicapital made contributions to the FOPA for US$11,470,845 (US$8,340,261 in 2014), which were charged to income for the year.

As of March 31, 2015 the third-party deposit accounts included US$232,364,219 (US$22,641,193 in 2014), seized by court order.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(21) Loans and borrowings from banks-

	March 31, 2015	March 31, 2014
From foreign financial institutions	$2,370,261,626	2,031,653,414
From domestic financial institutions	203,975,986	172,340,108
Accrued interest payable	19,000,292	17,525,200

	$2,593,237,904	2,221,518,722

(a)	As of March 31, 2015 the Company has authorized lines of credit in domestic currency for Q2,165,676,835 equivalent to US$283,285,720 (Q193,778,200 equivalent to US$25,075,403 in 2014) and in foreign currency for US$ 2,861,166,050 (US$2,774,148,448 in 2014). The unused authorized lines of credit in domestic currency total Q730,474,387 equal to US$95,551,173 and US$455,662,693 (Q30,092,934 equal to US$3,894,104 and US$580,150,743 in foreign currency in 2014).

	Authorized amount	Amount unused	Used Amount	Interest rate	Due date
Domestic currency
Banco Agromercantil de Guatemala, S.A.	11,185,649	—	11,185,649	6.80%	09-08-33
Banco G&T Continental, S.A.	2,616,140	—	2,616,140	8.25%	15-01-17
Banco de América Central, S.A.	10,464,561	—	10,464,561	6.50%	Indefinite
Banco Reformador, S.A.	2,354,526	—	2,354,526	6.50%	Indefinite
Banco C. A. de Integración Económica	34,478	—	34,478	13.00%	25-06-15
Banco Hondureño de la Producción y Vivienda	159,794,048	43,415,295	116,378,753	7.60%	07-02-16
Régimen de Aportaciones Privadas	91,310,884	48,069,238	43,241,646	7.95%	30-04-16
Other (Fondo Cafetero)	82,589	11,623	70,967	0.00%	Indefinite
Payable Financial Expenses	210,564	—	210,564	0.00%	Indefinite
Banco de Desarrollo Rural, S.A.	5,232,281	4,055,017	1,177,263	8.50%	14-09-22

SUB-TOTAL	283,285,720	95,551,173	187,734,547
Foreign currency
Citibank N.A. New York(b)	5,000,001	5,000,001	—	0.00%	01-10-15
Commerzbank Ag.	77,647,684	10,603,400	67,044,284	2.02%	Indefinite
Banco Latinoamericano de Exportaciones	83,000,003	991,398	82,008,606	2.49%	Indefinite
Banco C. A. de Integración Económica	69,965,533	30,813,673	39,151,860	3.67%	Indefinite
Bac Florida Bank	22,000,003	6,947,437	15,052,565	2.38%	Indefinite
Bank Of América N.A.	4,700,001	4,700,001	—	0.00%	30-04-15
Standard Chartered Bank	68,000,001	57,939,519	10,060,482	2.09%	Indefinite
CCC /USDA	18,000,005	18,000,005	—	0.00%	30-04-15
Banco Aliado, S. A.	10,000,001	4,985,546	5,014,456	3.36%	Indefinite
Wells Fargo Bank, N.A.	6,500,002	6,500,002	—	0.00%	31-07-15
Citibank/ opic	40,000,011	9,661,843	30,338,169	3.74%	21-12-24
BID	10,000,003	10,000,003	—	0.00%	30-07-15
International Financial Corporation(d)	10,000,003	10,000,003	—	0.00%	01-08-15
Bancoldex	5,000,001	1,250,000	3,750,001	2.60%	01-12-15
Eastern National Bank	5,000,001	2,693,301	2,306,701	2.28%	30-09-15
FMO	86,000,024	—	86,000,024	5.05%	15-01-18

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

	Authorized amount	Amount unused	Used Amount	Interest rate	Due date
Payable Financial Expenses	1,255,155	—	1,255,155	0.00%	00-01-00
Banco de América Central, S.A.	17,180,913	9,880,913	7,300,000	5.13%	Indefinite
Citibank	152,699,351	2,086,246	150,613,105	2.25%	Indefinite
Bank of América	79,764,931	17,799,406	61,965,525	1.87%	Indefinite
Wells Fargo Bank	85,021,501	17,665,473	67,356,028	1.81%	Indefinite
Bladex	3,800,000	180,408	3,619,592	3.13%	28-09-15
Bandesal	10,689,199	833,562	9,855,637	4.31%	07-10-22
Norfund	10,000,000	(131,034)	10,131,034	5.13%	29-12-19
Banco Internacional de Costa Rica	12,500,000	12,500,000	—	0.00%	Indefinite
Banco Nacional Comercio Ext. Sn. -Bancomext	25,000,000	25,000,000	—	0.00%	Indefinite
Banco nacional de desenvolvimiento económico e social	20,000,000	20,000,000	—	0.00%	Indefinite
Banesto	2,833,000	2,833,000	—	0.00%	Indefinite
Bank Of Nova Scotia	27,165,165	4,688	27,160,477	1.93%	15-01-16
Cobank	38,200,000	18,450,253	19,749,747	1.76%	24-07-15
Cobank CCC	140,000,000	5,213,421	134,786,579	2.12%	18-10-16
Deutsche Bank A.G.	150,146,400	1,590,427	148,555,973	1.84%	28-09-15
Fifth Third Bank	5,000,000	(14,911)	5,014,911	0.00%	21-07-15
Israel Discount Bank Of New York	5,000,000	5,000,000	—	0.00%	Indefinite
Jpmorgan Chase	60,000,000	39,932,927	20,067,073	1.86%	24-07-15
Mercantil Banco Universal Venezuela	33,000,000	22,903,399	10,096,601	1.93%	13-08-15
Natixis	22,000,000	22,000,000	—	0.00%	Indefinite
Nordea Bank	15,000,000	15,000,000	—	0.00%	Indefinite
Sumitomo Mitsui Banking Corp.	60,000,000	39,875,088	20,124,912	1.83%	08-06-15
Bank Of Montreal	50,000,000	(183,062)	50,183,062	1.86%	17-07-15
The Bank Of New York Mellon	54,150,223	(187,453)	54,337,676	1.68%	19-06-15
Bank of América (Crédito Directo)	500,000,000	(7,380,586)	507,380,586	5.50%	01-11-22
BANCO PICHINCHA C.A. (Garantia IFC)	44,016,144	(131,801)	44,147,945	1.60%	29-07-15
CITIBANK	21,354,356	109,164	21,245,191	2.01%	17-08-15
COBANK	53,119,825	908,954	52,210,871	2.11%	17-03-16
FIFTH THİRD BANK	10,000,000	61,687	9,938,312	2.02%	20-07-15
STANDARD CHARTERED BANK (Garantia IFC)	20,008,068	(76,387)	20,084,455	1.79%	17-06-15
UNICREDIT BANK AG -HYPOVEREINSBANK-	5,000,000	38,778	4,961,222	2.02%	17-08-15
WELLS FARGO BANK Series 2011-1	38,123,945	193,346	37,930,599	2.63%	15-10-18
WELLS FARGO BANK Series 2011-2	30,999,767	173,187	30,826,580	5.50%	15-10-18
WELLS FARGO BANK Series 2011-3	58,259,935	445,980	57,813,955	6.00%	15-10-21
WELLS FARGO BANK Series 2011-4	29,064,896	171,246	28,893,650	3.85%	15-10-21
WELLS FARGO BANK Series 2013-1	20,000,000	109,516	19,890,484	2.50%	13-07-18
WELLS FARGO BANK Series 2013-2	30,000,000	175,819	29,824,181	5.00%	13-07-23
WELLS FARGO BANK Series 2013-3	250,000,000	1,853,405	248,146,595	3.20%	13-07-25
WELLS FARGO BANK Series 2013-4	150,000,000	929,460	149,070,540	2.90%	13-10-23
Other (derivative financial instruments)	—	(237,956)	237,956	0.00%	Indefinite

SUB-TOTAL	2,861,166,050	455,662,693	2,405,503,357

TOTAL	3,144,451,770	551,213,867	2,593,237,903

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(b)	During September and October 2011, Bicapital obtained financing in the international capital markets through loans with the Wells Fargo Bank, National Association for US$180,000,000. These loans shall be settled in accordance with the quarterly installments set forth in the respective agreements, as follows: US$90,000,000 from January 2014 to October 2018 for tranche A and US$90,000,000 from January 2015 to October 2021 for tranche B.

Banco Industrial, S.A. has established a Diversified Payment Rights (DPRs) Securitization Program, through which it raises medium to long-term funds in the international capital markets. DPRs consist of electronic and paper remittances received through correspondent banks. Banco Industrial has sold all existing and future DPRs to Industrial DPR Funding Limited, a Cayman Islands SPC, which issues Notes to investors, collateralized by the DPRs. Banco Industrial has entered into several loan agreements with banks (Citibank and Wells Fargo) whose terms mirror those of the notes. The banks simultaneously participate 100% of their interest in the loans to the SPC. Proceeds from the issuance of the Notes will be used by the SPC to fund its purchase of the participations.

(c)	In April and October 2007, Bicapital obtained financing from international capital markets through two credit lines with Citibank NA New York for a total of US$300,000,000, secured by the flow of payment rights processed by Bicapital and relating to foreign currency remittances from abroad.

During the years ended March 31, 2015 and 2014, the Bank paid the interest owed on the balance of the loan obtained, based on the negotiated current interest rates. Additionally, a special fund was created for ensuring the payment of capital and interest thereon as per the terms of the agreement (see notes 21).

(d)	On November 1, 2012, Banco Industrial, S.A. obtained a US$500 million, 5.50%, 10 year senior financing in the international capital markets through the issuance of Notes under Rule 144A/Reg S. The issuer of the notes is Industrial Senior Trust, a Cayman Islands purpose trust. The proceeds obtained from the sale of the Notes were used by the Trust to acquire a 100% participation interest in a US$500 million unsecured senior loan made by Bank of America, N.A. to Banco Industrial, S.A.. The terms of the loan mirror those of the Notes. The principal asset of the Trust is a 100% participation interest, and certain related rights in a senior unsecured loan to Banco Industrial, S.A. The Notes have interest payments on days 1 of the months of May and November of each year, beginning on May 1, 2013. The principal amount will be amortized at the maturity, which falls due on November 1, 2022.

The Group has not had any defaults of principal or interest or other significant covenants with respect to its borrowings from banks during the years ended 31 March 2015 and 2014.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(22) Debt securities issued-

	March 31, 2015	March 31, 2014
Banco Industrial, S. A. and Banco del País(a)(b)
Debt securities	$101,323,864	100,407,487
Financiera industrial, S. A(c)
Debt securities	303,937,295	251,802,644
Contecnica, S. A.(d)
Debt securities	37,880,533	36,368,471
Bicapital Corporation
Preferred stock(e)	183,278,346	172,222,257
Accrued interest payable	372,036	397,861

	$626,792,074	561,198,720

(a) Banco Industrial, S. A.

Total issuance of mortgage bonds have been authorized for up to Q500 million, equivalent to US$65,403,507 (US$64,701,300 in 2014); for bank bonds in quetzales for up to Q1,500 million, equivalent to US$196,210,521 (US$194,103,900 in 2014) and for bank bonds in dollars for up to US$200,000,000 in both years. Funds obtained have been earmarked for financing credit transactions authorized by the Law of Banks and Financial Groups in Guatemala.

Mortgage bonds are secured by the Bank’s assets and mortgage notes insured by the Fomento de Hipotecas Aseguradas (“F.H.A.”) a Guatemalan government institution. The term is for up to twenty-five years in the case of mortgage bonds with general collateral and for up to twenty years in mortgage bonds with specific collateral. Mortgage bonds bear interest at variable annual exchange rate that has varied between 2% to 9.5% in both years.

Bank bonds are secured by loans, investments and other Bicapital assets and have terms for up to twenty-five years. Bank bonds bear variable annual interest that for the bonds denominated in quetzales varies between 7% and 9.5% while for the bonds determinate in dollars, the annual rate is 5%. Bonds are redeemed through annual payments in accordance with the redemption plan that the Bank prepares for each of the bond series.

(b) Banco del País, S. A.

At March 31, 2013, in minutes No. 25 of the General Stockholders’ Meeting held on February 24, 2012, the stockholders agreed to issue general bonds (denominated “Corporate bonds of Banco del País”) for up to US$50,000,000 or its equivalent in domestic currency. The structuring of the bond provides for a maximum placement period of two years after the date of registering the bond program, a maximum term of 7 years and interest payments on a quarterly or semi-yearly basis depending on the issue. As for interest, the simple interest formula is applied and the rate may depend on the bonds series, as follows:

a)	For series placed in foreign currency, any of the following reference rates may be used:

•	Libor rate

•	Other reference rate fixed when announcing the placement of the respective series.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

b)	For series placed in local currency, any of the following reference rates may be used:

•	The minimum award rate for bills in domestic currency, placed by the Central Bank of Honduras CBH (“Reference Certificate”), or the debt equity with similar characteristics issued by the CBH (“Substitute Certificate”).

•	Other reference rate fixed when announcing the placement of the respective series.

Irrespective of the reference rate used, the bonds’ interest rate may include a spread. If a spread exists, it shall be noted if it will be maintained constant or not during the term of the series. Also, in this mode, the issuer may establish a minimum and a maximum interest rate payable, based on the market conditions at the time of placing each Series. This issue of general Bonds was authorized by the National Banking and Insurance Commission through Resolution No.1108/23-07-2012. At March 31, 2014 and 2013 BANPAIS had issued bonds for US$50,000,000 and US$35,186,000.

(c) Financiera Industrial, S.A.

Total issues have been authorized for up to Q4,600 million, equivalent to US$601,712,263 and up to US$120 million in foreign currency. The proceeds obtained shall be earmarked for financing credit transactions authorized by the Law of Banks and Financial Groups.

At March 31, 2015 the notes have maturities ranging between 2015 and 2037, are secured by the Financiera Industrial’s financial assets and bear annual interest at a variable rate between 0.25% and 7.72% (between 0.25% and 7.95% for 2014).

The notes shall be amortized in accordance with the terms of each issue by monthly or quarterly payments or at maturity. For debt servicing, a sinking fund has been created, equivalent to 10% of the outstanding debt.

(d) Contécnica, S.A.

Authorizations for the issues of BI-Credit notes are contained in the corresponding resolutions of the Bolsa de Valores Nacional, S.A. Total issues have been authorized for up to Q800 million, equivalent to US$104,645,611 (US$38,820,780 in 2014), of which at March 31, 2015 notes for US$37,880,534 (US$36,368,471 in 2014) have been issued and are outstanding.

At March 31, 2015 the balance comprises ninety one note series, which bear interest at fixed annual rates ranging between 5% and 7%, and have terms between six and fourteen months, maturing between April 2014 and May 2015.

The proceeds obtained shall be earmarked for financing credit transactions authorized by the Law of Banks and Financial Groups.

(e) Preferred stock

During 2009, Bicapital issued 17,486 preferred stocks equivalent to US$174,860,000 due in August 2014 which bear interest at an annual rate of 8%. In 2012, these preferred stock had been restructured in six tranches

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

due from August 2014 up to August 2019. In August 2014, Bicapital paid the first tranche of 2,203 preferred stocks equivalent US$22,030,000 and issued 1,020 preferred stocks equivalent to US$10,200,000 divided in three tranches due on August 2019 up to September 2021 which bear interest at annual rates ranging between 6.50% and 7%. In November 2014, Bicapital issued 2,500 preferred stocks equivalent to US$25,000,000 divided in two tranches due on November 2020 and December 2020 which bear an interest annual rate of 7%.

The Group has not had any defaults of principal or interest or other breaches with respect to its debt securities issued during the years ended March 31, 2015 and 2014.

(23) Accruals and deferred income-

	March 31, 2015	March 31, 2014
Immediate obligations	$101,048,172	71,358,609
Unearned income	70,857,457	76,439,738
Obligations with customers in the issue of documents	34,765,512	30,527,741
Security deposits	17,296,503	14,680,593
Deferred credits	6,964,915	6,477,006
Reciprocal agreements and credits	4,271,087	4,105,969
Other	4,738,789	9,558,310

	$239,942,435	213,147,966

(24) Subordinated liabilities-

	March 31, 2015	March 31, 2014
With financial institutions	$190,336,220	193,144,070
Financial interest payable	2,539,142	2,631,670

	$192,875,362	195,775,740

The Group has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during the years ended March 31, 2015 and 2014.

On July 27, 2011, Banco Industrial, S.A. obtained a US$150 million, 8.25%, 10 year subordinated financing in the international capital markets through the issuance of Notes under Rule 144A/Reg S. The issuer of the notes is Industrial Subordinated Trust, a Cayman Islands purpose trust.

The proceeds obtained from the sale of the Notes will be used by the Trust to acquire a 100% participation interest in a US$150 million unsecured subordinated loan made by Bank of America, N.A. to Banco Industrial, S.A. The terms of the loan mirror those of the Notes.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(25) Insurance reserves-

	March 31, 2015	March 31, 2014
Insurance against accidents and disease	$24,049,614	20,191,092
Damage insurance	47,093,762	42,576,035
For outstanding claims	15,987,328	16,026,963
Technical reserve for current risks	11,538,211	11,417,894
Mathematical reserve	7,113,651	6,808,130
Life insurance	4,167,861	4,763,093
Incurred claims (not reported)	2,985,160	2,456,856
Reinsurance taken	905,205	304,674
Private individuals	777,255	531,565
Government reserve	487,450	181,694
Judicial reserve	24,406	23,938
Loyalty reserve	11,298	20,892
Special contingency reserve	—	723,421

	$115,141,201	106,026,248

(26) Provisions-

	Loyalty program	Other(1)	Total
Balances at April 1, 2013	$1,477,420	16,991,258	18,468,678
Increases recorded in income	750,234	3,726,243	4,476,477
Effects of changes in exchange rates	9,486	110,683	120,169

Balances at March 31, 2014	2,237,140	20,828,184	23,065,324
Increases (decrease) recorded in income	901,456	(9,672,291)	(8,770,835)
Effects of changes in exchange rates	24,280	226,049	250,329

Balances at March 31, 2015	$3,162,876	11,381,942	14,544,818

(1) Other provisions include:

	March 31, 2015	March 31, 2014
Remunerations to shareholders for services provided	$5,491,702	5,212,605
Solidarity contribution	3,294,600	5,309,564
Employer contributions	2,595,640	5,505,057
Maintenance, repair and others	—	4,800,958

	$11,381,942	20,828,184

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(27) Derivative financial instruments-

Interest-rate swaps

Counterparty	Interest rates	Notional value	Term	March 31, 2015	March 31, 2014
Swap Citibank	Pay Libor 4.50% Receive 9.03%	17,555,639	10 years	$1,861,562	2,641,630
Cap Standard Bank	Pay Libor 5.25% Receive 4.47%	1,263,159	10 years	6,043	189,983

				$1,867,605	2,831,613

(28) Employee benefits-

i. Movements in the present value of defined benefit obligations (DBO)-

	March 31, 2015	March 31, 2014
DBO at beginning of the year	$35,863,366	28,126,481
Current service costs	3,878,202	3,181,404
Interest cost	2,618,575	2,238,592
Payments for the year	(1,046,217)	(918,361)

Expense charged to income	41,313,926	32,628,116
Actuarial losses recognizedin other comprehensive income	355,439	3,235,250

DBO at the end of the year	$41,669,365	35,863,366

The Company contributes to the post-employment defined benefit plan:

•	The Company provides the employees with a bonus in the cases of voluntary separation. This benefit depends of the criteria of the manager of the employee, Human Resources, and the Direction. The payment is optional since it is not established in a formal way. The gratification is equal to the average salary of the last six months for each year of service. The salary includes, the base salary, commissions, overtime, Christmas Bonus and Bonus 14.

This defined benefit plan expose the Company to actuarial risks, such as longevity risk, currency risk, interest risk and market risk.

ii. Actuarial losses recognized in other comprehensive income-

	March 31, 2015	March 31, 2014	March 31, 2013
Cumulative amount at April 1	$3,553,472	1,224,092	—
Recognized during the year	355,439	3,235,250	1,774,046
Deferred income taxes	(88,860)	(905,870)	(549,954)

Actuarial losses, net of taxes	$3,820,051	3,553,472	1,224,092

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

iii. Actuarial assumptions-

The principal actuarial assumptions at the reporting date are detailed below:

	March 31, 2015	March 31, 2014	March 31, 2013
Discount rate	7.50%	7.50%	8.15%
Rate of compensation increase	8.50%	8.50%	8.50%

The assumed discount rates are derived from rates available on government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

iv. Sensitivity analysis-

Reasonably possible changes at the reporting date, in any of the actuarial assumptions and assuming that all the other variables remain constant, would have affected the defined benefit obligations as of March 31, 2015 by the amounts shown below:

	Increase	Decrease
Discount rate (0.50% variance)	$39,224,932	(44,353,275)

Rate of compensation increase (0.50% variance)	$3,669,372	(4,269,149)

The Company expects to pay US$45,398,958 in contributions to its defined benefit plans in March 31, 2016.

(29) Stockholders’ equity-

(a) Structure of capital stock-

As of March 31, 2015 and 2014, the Company’s capital stock totals US$391,813,836 and US$389,318,571, respectively. As of March 31, 2015 the number of outstanding and issued common shares, without nominal value, are as follow:

	Common shares
	March 31, 2015	March 31, 2014
Outstanding at 1 April	554,575,257	552,810,317
Exchange of shares	633,200	1,764,940

Outstanding at March 31	555,208,457	554,575,257

Authorized	8,000,000,000	8,000,000,000

During the year ended March 31, 2015 the increase in capital stock of US$625,265 corresponds to an exchange of common stock made by stockholders of Banco Industrial, S. A. (US$1,572,486 for 2014).

(b) Dividends-

•	On April 28, 2014 the Stockholders’ Meeting of Bicapital agreed to declare dividends for US$81,909,462.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

•	On April 29, 2013, the Stockholders’ Meeting of Bicapital agreed to declare dividends for US$74,118,192.

As of March 31, 2015 and 2014, the dividend per share was US$7.1510 and US$7.7671, respectively.

(c) Nature and purpose of reserves-

a) Legal reserve-

In accordance with the laws of each country, the Group entities’ comply with the creation of a legal reserve. Five percent of net income of the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of March 31, 2015 the statutory reserve has reached the required amount.

b) Reserve for future capitalizations-

This reserve comprises amounts separated from retained earnings to capitalize and increase capital.

c) Reserve for future dividends-

This reserve comprises amounts separated from retained earnings to cover the payment of dividends to its shareholders for their invested capital. The Company pays out a specific percentage of its earnings each year as dividends, and the amount of those dividends therefore vary directly with earnings.

d) Translation reserve-

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation.

(30) Operating leases-

Operating lease-related commitments at March 31, 2015, 2014 and 2013 are analyzed as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Less than one year	$487,970	1,283,664	1,309,003
Between one and five years	12,381,549	10,406,581	10,151,940
Over five years	1,389,589	1,138,952	1,088,652

	$14,259,108	12,829,197	12,549,595

Total rent expense (fixed and variable) aggregated US$12,440,501 , US$10,395,384 and US$10,704,875 for the periods ended March 31, 2015, 2014 and 2013 respectively, and is included under “Operating and administrative expenses” in the statements of income.

(31) Earnings per share-

Basic earnings per share is determined dividing profit after taxes attributable to the equity holders of Bicapital by the weighted average number of ordinary shares outstanding during the respective year.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

As of March 31, 2015, the calculation of the basic earnings per share was based on profit of the year of US$179,314,878 (2014: US$174,854,530 and 2013: US$155,912,439) and a weighted average of common stock outstanding of 551,469,727 (2014: 550,657,757 and 2013: 544,432,351). The Company has no diluted potential ordinary shares.

The basic earnings per share as of March 31, 2015, 2014 and 2013, calculated by the Company was US$0.32, US$0.31 and US$0.28, respectively.

(32) Operating segments-

(a) Basis of segmentation-

The Company has the following four strategic divisions, which are reportable segments. These divisions offer different products and services, and are managed separately based on the Company’s management and internal reporting structure.

Reportable segments	Operations
Commercial banking	Loans, deposits and other transactions and balances with commercial customers.
Retail banking	Loans, deposits and other transactions and balances with retail customers.
Treasury	Funding and centralized risk management activities through borrowings, issues of debt securities, subordinated liabilities and investing in liquid assets such as short-term placements and corporate and government debt securities.
Insurance	Offers savings, protection products and other long-term insurance contracts.

The Chief Operating Decision Maker reviews internal management reports from each division at least quarterly, and allocates resources to each segment.

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(b) Information about operating segments-

March 31, 2015	Commercial Banking	Consumer Banking	Treasury	Insurance	Total
Interest income	330,998,291	246,083,932	233,122,501	8,351,783	818,556,507
Interest expense	(122,942,118)	(110,751,831)	(153,165,522)	—	(386,859,471)

Net interest income	208,056,173	135,332,101	79,956,979	8,351,783	431,697,036

Loan impairment charges	(25,571,852)	(30,882,088)	—	(45,559)	(56,499,499)

Net interest income after provisions	182,484,321	104,450,013	79,956,979	8,306,224	375,197,537

Fee and commission income, net (including premiums earned and technical reserves)	36,960,319	92,857,233	11,607,684	42,095,443	183,520,679
Operating and administrative expenses	(103,492,656)	(161,898,627)	(32,118,627)	(26,110,067)	(323,619,977)

Profit before tax	115,951,984	35,408,619	59,446,036	24,291,600	235,098,239

Segment assets	5,371,743,007	2,106,509,815	4,205,218,332	133,671,450	11,817,142,604

Segment liabilities	(3,673,473,626)	(6,765,244,619)	(708,539,943)	(136,001,574)	(11,283,259,762)

March 31, 2014	Commercial Banking	Consumer Banking	Treasury	Insurance	Total
Interest income	304,357,871	193,996,730	233,769,370	6,305,510	738,429,481
Interest expense	(128,420,660)	(86,979,212)	(156,297,383)	(20,982)	(371,718,237)

Net interest income	175,937,211	107,017,518	77,471,987	6,284,528	366,711,244

Loan impairment charges	(17,167,703)	(11,372,058)	—	(8,116)	(28,547,877)

Net interest income after provisions	158,769,508	95,645,460	77,471,987	6,276,412	338,163,367

Fee and commission income, net (including premiums earned and technical reserves)	39,619,774	104,486,000	11,166,263	34,423,828	189,695,865
Operating and administrative expenses	(91,287,636)	(155,289,045)	(30,308,334)	(19,990,621)	(296,875,636)

Profit before tax	107,101,646	44,842,415	58,329,916	20,709,619	230,983,595

Segment assets	4,615,386,588	1,798,576,628	3,819,039,969	116,540,933	10,349,544,118

Segment liabilities	(3,374,441,453)	(6,040,715,976)	(469,875,508)	(120,408,812)	(10,005,441,749)

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

March 31, 2013	Commercial Banking	Consumer Banking	Treasury	Insurance	Total
Interest income	256,223,930	161,012,420	201,233,091	5,288,071	623,757,512
Interest expense	(97,692,711)	(77,954,284)	(134,693,231)	—	(310,340,226)

Net interest income	158,531,219	83,058,136	66,539,860	5,288,071	313,417,286

Loan impairment charges	(6,471,621)	(10,402,517)	—	(4,359)	(16,878,497)

Net interest income after provisions	152,059,597	72,655,619	66,539,860	5,283,712	296,538788

Fee and commission income, net (including premiums earned and technical reserves)	30,354,293	95,695,268	15,184,233	25,641,134	166,874,928
Operating and administrative expenses	(82,177,231)	(126,042,073)	(28,226,591)	(14,472,613)	(250,918,508)

Profit before tax	100,236,658	42,308,815	53,497,502	16,452,233	212,495,208

Segment assets	4,048,949,268	1,517,587,685	3,464,289,798	109,240,914	9,140,067,665

Segment liabilities	(3,096,083,279)	(5,347,553,807)	(275,763,446)	(116,742,624)	(8,836,143,156)

(c) Reconciliations of information on reportable segment to IFRS measures-

	March 31, 2015	March 31, 2014	March 31, 2013
i. Net interest income
Total net interest income for reportable segments	431,697,036	366,711,244	313,417,286
Unallocated amounts	(132,496)	100,067	271,466

Consolidated net interest income	431,564,540	366,811,311	313,688,752

ii. Profit before tax
Total profit or loss for reportable segments	235,098,239	230,983,595	212,495,208
Unallocated amounts	(15,483,277)	(8,018,872)	(5,141,319)

Consolidated profit before tax	219,614,962	222,964,723	207,353,889

iii. Assets
Total assets for reportable segments	11,817,142,604	10,349,544,118	9,140,067,665
Other unallocated amounts	823,226,896	1,059,733,416	971,512,145

Consolidated total assets	12,640,369,500	11,409,277,534	10,111,579,810

iv. Liabilities
Total liabilities for reportable segments	(11,283,259,762)	(10,005,441,749)	(8,836,143,156)
Other unallocated amounts	(318,296,145)	(461,748,790)	(443,436,228)

Consolidated total liabilities	(11,601,555,907)	(10,467,190,539)	(9,279,579,384)

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(d) Geographic information-

In presenting the geographic information below, segment net interest income is based on the geographic location of customers.

March 31, 2015	Guatemala	Honduras	El Salvador	Total
Commercial Banking	170,117,563	32,940,421	4,998,189	208,056,173
Consumer Banking	88,402,345	47,484,985	(555,229)	135,332,101
Central Treasury	75,619,325	2,663,294	1,674,359	79,956,978
Insurance	6,500,266	1,851,518	—	8,351,784

				431,697,036

March 31, 2014	Guatemala	Honduras	El Salvador	Total
Commercial Banking	145,049,992	26,411,131	4,476,088	175,937,211
Consumer Banking	76,077,053	29,937,413	1,003,052	107,017,518
Central Treasury	69,350,654	7,252,131	869,202	77,471,987
Insurance	4,638,670	1,645,858	—	6,284,528

				366,711,244

March 31, 2013	Guatemala	Honduras	El Salvador	Total
Commercial Banking	129,064,215	25,857,120	3,609,884	158,531,219
Consumer Banking	53,396,594	29,403,824	257,718	83,058,136
Central Treasury	64,400,876	915,279	1,223,705	66,539,860
Insurance	3,977,728	1,310,343		5,288,071

				313,417,286

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(33) Interest income and expense-

Interest income and expense are analyzed as follows:

	Year ended March 31,
	2015	2014	2013
Interest income
Loans and advances to customers	$573,686,917	500,510,502	415,153,469
Investment securities	241,484,120	232,575,129	204,059,540
Financial derivatives income	1,273,022	2,155,812	2,570,125
Accounts receivable	1,681,379	1,727,650	1,549,103
Cash and cash equivalents	431,070	1,676,103	862,899

Total financial income	$818,556,508	738,645,196	624,195,136

Financial expense
Depositary obligations	$234,899,495	227,371,159	196,712,597
Loans obtained	90,772,286	86,654,946	60,576,622
Financial obligations	40,365,312	38,292,439	34,225,467
Other obligations	19,522,823	18,920,710	18,268,132
Financial derivatives expense	1,432,052	594,631	723,565

Total financial expense	$386,991,968	371,833,885	310,506,384

Included within various line items under interest income for the years ended March 31, 2015, 2014 and 2013, a total of US$2,235,739, US$1,877,117 and US$1,634,339, respectively, relating to impaired financial assets (category E).

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(34) Fee and commission income and expense-

Fee and commission income and expenses are as follows:

	Year ended March 31,
	2015	2014	2013
Income
Commissions	$74,066,377	89,025,317	76,507,440
Bank services	30,236,497	33,068,157	35,009,213
Leases	19,856,400	18,576,173	15,572,808
Gain on foreign exchange transactions	19,757,054	18,061,525	16,154,733
Account handling	12,234,177	10,257,158	9,259,362
Healthcare services	5,518,144	—	—
Legal services	5,133,534	4,115,935	3,369,131
BI mobile	4,328,664	3,278,431	1,795,020
Storage	4,239,206	3,742,187	4,242,279
Collections	3,389,673	3,587,209	5,406,411
Checks rejected	2,652,560	1,634,853	1,650,317
Electronic billing	2,332,151	1,721,009	1,504,814
Maintenance	988,751	1,219,411	210,416
Trading in securities	816,984	5,401,331	4,649,112
Price differences in repurchase of government agreements	413,252	323,968	1,152,968
Other	19,340	2,681	629,604

Total fee and commission income	$185,982,764	194,015,346	177,113,628

	Year ended March 31,
	2015	2014	2013
Service expenses
Protection fund contributions	$11,459,436	8,340,261	6,822,077
Other services expense	10,529,849	8,343,388	7,263,585
Assistance on damages and other	2,345,859	1,271,597	1,210,774
Additional benefits	1,519,234	1,714,855	1,100,490
Loss on foreign exchange transactions	1,229,829	231,399	199,727
Trading in securities	1,098,804	678,566	1,090,933
Collections	715,059	608,209	485,540
Loans obtained	455,930	754,832	118,364
Price differences in repurchase of government agreements	218,473	180,389	1,959,676
Depository obligations	77,780	74,070	50,366
Uncollected income	44,061	55,073	71,087
Commissions	—	—	67,338

Total fee and commission expense	$29,694,314	22,252,639	20,439,956

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(35) Premiums earned, net technical reserves-

	Year ended March 31,
	2015	2014	2013
Premiums written	$225,757,863	211,647,635	183,016,585
Management fees	9,387,516	8,607,188	8,247,388
Recoveries and cancelation	(31,562,100)	(21,376,205)	(20,558,026)
Change in reserves	3,444,193	(10,082,053)	(7,229,510)

	$207,027,472	188,796,565	163,476,437

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(36) Operating and administrative expenses-

	Year ended March 31,
	2015	2014	2013
Personnel costs:
Wages and salaries	93,917,274	83,349,884	76,244,376
Employer dues	24,275,422	17,993,497	16,591,499
Severance payments	10,944,700	6,656,669	6,692,883
Bonus	10,051,117	9,863,545	9,047,665
Vacation bonus	2,744,907	2,640,155	2,383,364
Transportation and per diem	1,613,153	1,599,429	1,519,553
Overtime compensation	1,890,344	1,933,594	1,614,032
Training	1,071,032	1,112,477	1,014,674
Other	30,708,485	26,243,132	23,741,199

	177,216,434	151,392,383	138,849,245

Administrative expenses:
Taxes and dues	35,896,256	30,446,465	22,980,436
Maintenance	21,384,259	21,757,114	13,528,670
Professional fees	19,656,342	12,249,809	8,848,141
Depreciations	18,333,713	21,957,639	19,074,122
Amortizations	9,479,570	4,388,182	3,783,160
Repairs	8,240,992	7,034,526	6,493,521
Security and monitoring	7,805,012	7,691,114	7,541,278
Marketing and advertising	7,641,575	8,039,914	6,217,702
Electric power	6,353,023	6,173,366	5,429,172
Memberships	4,922,700	6,779,796	5,868,401
Communications	4,094,334	4,540,779	3,726,717
Insurance premiums and bonding	3,828,942	3,240,767	772,749
Stationery and office supplies	3,012,470	2,694,672	2,574,817
Courier	1,504,784	1,385,697	1,292,942
Other	24,028,490	26,532,868	18,438,598

	176,182,462	164,912,708	126,570,426

Rent expenses:
Property	11,750,173	9,500,660	10,083,675
Equipment and fixtures	664,298	771,783	471,074
Other	26,030	122,941	150,126

	12,440,501	10,395,384	10,704,875

Total operating and administrative expenses	$365,839,397	326,700,474	276,124,546

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(37) Non-controlling interest in subsidiaries-

The following table summarizes the information relating the Company’s subsidiary that has material NCI:

	Banco Industrial	Financiera Industrial	Contecnica	Westrust Bank	Banco del País	Banco Industrial El Salvador	ARVIN	Tecno Diagnosis	Total
March 31, 2015
NCI percentage	2.19%	2.14%	2.15%	2.19%	9.59%	8.00%	30.00%	25.00%
Loans, net	5,430,909,175	3,676,563	180,873,538	339,180,645	1,099,173,280	151,629,041	—	—	7,205,442,242
Other assets	4,049,492,635	316,147,450	7,195,200	769,762,967	454,505,181	93,520,305	1,721,252	3,335,278	5,695,680,268
Liabilities	(8,859,797,205)	(304,253,126)	(135,906,687)	(1,024,528,955)	(1,414,325,663)	(212,388,407)	(693,839)	(1,517,679)	(11,953,411,561)
Net assets	(606,926,729)	(15,334,670)	(51,179,101)	(83,391,697)	(125,904,752)	(30,124,748)	(717,388)	(1,360,544)	(914,939,629)

Carrying amount of NCI	13,677,876	236,217	982,950	1,022,960	13,448,046	2,636,191	310,025	457,055	32,771,320

Revenue	14,623,458	505,805	1,952,187	1,321,004	17,665,224	1,282,305	172,188	600,160	38,122,331
Profit	141,516,928	5,957,446	37,988,986	13,792,042	20,151,278	491,969	543,828	306,908	220,749,385
OCI	141,516,928	5,957,446	37,988,986	13,792,042	20,151,278	491,969	543,828	306,908	220,749,385

Profit allocated of NCI	3,100,856	127,273	816,083	302,205	1,933,373	39,358	163,148	76,727	6,559,023

	Banco Industrial	Financiera Industrial	Contecnica	Westrust Bank	Banco del País	Banco Industrial El Salvador	ARVIN	Total
March 31, 2014
NCI percentage	2.30%	2.25%	2.26%	2.30%	9.79%	8.00%	30.00%
Loans, net	4,624,197,438	7,166,606	161,214,992	341,939,784	1,115,357,433	146,415,954	—	6,396,292,207
Other assets	3,752,820,981	259,009,465	7,759,960	689,189,529	411,023,045	111,990,620	1,028,848	5,232,822,448
Liabilities	(7,843,068,488)	(252,053,937)	(154,659,138)	(952,453,066)	(1,385,990,324)	(226,113,374)	(545,263)	(10,814,883,590)
Net assets	(521,436,466)	(13,902,935)	(14,138,524)	(77,722,974)	(126,400,460)	(29,664,626)	146,358	(783,119,627)

Carrying amount of NCI	12,513,465	219,199	177,290	953,273	13,989,694	2,628,574	629,943	31,111,438

Revenue	14,081,795	475,042	1,410,388	1,263,391	18,208,711	1,088,843	586,303	37,114,473
Profit	110,832,280	4,924,703	25,628,255	10,856,647	25,563,176	1,705,902	(547,835)	178,963,128
OCI	110,832,280	4,924,703	25,628,255	10,856,647	25,563,176	1,705,902	(547,835)	178,963,128

Profit allocated of NCI	2,552,844	110,597	578,736	250,065	2,503,614	136,472	200,801	6,333,130

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

(38) Commitments and contingent liabilities-

Commitments-

Trust requirements

At March 31, 2015, the Bank and the Financial Company manage as trustees, sixty (60) (seventy six (76) in 2014) and three hundred and four (304) (two hundred and seventy five (275) in 2014) trust contracts, respectively. According to the Commerce Code of Guatemala, the trustee is accountable before third parties of compliance with the obligations contained in the signed contracts, including the fulfillment of the trust tax-related obligations.

Except for the Asset Exclusion Trust of Banco de Comercio, S.A., which is managed by Financiera, all the other trusts are audited by the National Controller’s Office and eight (eight in 2014) are audited by other independent auditors.

In accordance with the opinion of the Management, there are no known or potential disputes associated with the Bank’s or the Financial Company’s performance as trustees. At March 31, 2015 BANPAIS has signed several trust contracts and management contracts for the administration of investment securities, with a patrimony of US$171,015,698 (US$76,120,753 in 2014). These trusts have not been audited.

Contingent liabilities-

Pending tax claims

At March 31, 2015 the following adjustments that result from reviews made by the Superintendence of Tax Administration on additional tax claims are still unresolved:

Banco Industrial, S. A.:

US$
Through court proceedings:
Income tax fiscal period 2008	55,488
Income tax fiscal periods 1999 and 2000	216,731
Income tax withholdings 1993—1994	2,109

274,328

Through administrative proceedings:
Income tax fiscal period 2013	37,925

Financiera Industrial, S. A.:

US$
Through court proceedings:
Income tax fiscal periods 1998 and 1999	261,670
Income tax fiscal period	24,076

285,746

Through administrative proceedings:
Income tax fiscal period 1987	238

(Continued)

BICAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(US dollars)

Seguros El Roble, S. A.:

US$
Through administrative proceedings:
Income tax fiscal periods 2005	156,251

Through civil proceedings:
Claim compensation for losses 1047-2012-563	163,509
Claim compensation for losses 1041-2008-975	156,251
Claim compensation for losses 1041-2008-975	52,323

372,083

BANPAIS

The tax authorities reviewed the income tax returns filed by the Bank for the fiscal periods ended December 31, 2002 to 2005. This tax review led to adjustments for additional taxes claimed of approximately L108,990,000 (US$4,975,985).

At December 31, 2014 and 2013, the DEI had not yet rendered any judgments related to his matter. According to the agreement executed with the selling shareholders, the latter are responsible for such adjustments; therefore, they will have no effects on the results of BANPAIS.

In accordance with the opinion of Management, it is probable that the outcome of such litigation will be favorable. For this reason, no provision has been recorded at March 31, 2015 to cover any potential losses for these claims. The tax authorities’ right to review tax returns in Guatemala expires after 4 years, in Honduras after 5 years and in El Salvador after 10 years.

During the normal course of business legal claims may arise due to commercial, labor or other disputes. According to Management´s judgment none of such claims are probable to result in an unfavorable outcome to the Company, nor could the amounts claimed have a material impact in the financial position of the Company.

(39) Subsequent events-

•	The Board of Bicapital approved a reverse stock split effective on August 3, 2015, reducing the total number of outstanding common stock at a ratio of 5 for 1.

The retrospective impact of the reverse split of shares is presented as follows:

Date As of March 31,	Earnings per share value
	Before reverse split	After reverse split
2015	$0.3252	$1.6258
2014	$0.3175	$1.5877
2013	$0.2864	$1.4319

•	On August 3, 2015, the Company made a capital contribution for the amount of US$ 20,000,000 related to the registration and incorporation of the new subsidiary, Bi-Bank, S.A., in the Republic of Panama.

         Shares

Common Stock

Preliminary Prospectus

                    , 2016

Global Coordinators and Joint Bookrunners

BofA Merrill Lynch	Citigroup

Joint Bookrunner

J.P. Morgan

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers

Our articles of incorporation state that we shall indemnify and hold our directors and officers harmless with respect to any action, judicial expense, loss, damage or cost which they may incur or suffer as a consequence of acts or omissions in the performance of their duties, and neither of them will be liable for any acts, omissions, or negligence of the other directors and/or officers, except in the case of the gross negligence, willful misconduct or bad faith by the director or officer. We may purchase and maintain directors’ and officers’ liability insurance covering our directors and executive officers with respect to general civil liability, including liabilities under the Securities Act, which our directors and officers may incur in their capacities as such.

Item 7. Recent sales of unregistered securities

At our board of directors’ meeting held on April 30, 2015, our board of directors approved the implementation of a five-to-one reverse stock split of our common shares effective as of July 31, 2015 (the “Reverse Stock Split”). Our issued and outstanding preferred shares were not impacted by the Reverse Stock Split. After July 31, 2015, every five shares of our issued and outstanding common stock were converted into one newly issued and outstanding share of common stock, without any change in the par value per share. The reverse stock split reduced the number of shares of our outstanding common stock from 555,316,597 to 111,068,949 immediately after the Reverse Stock Split (without giving effect to any conversions exercised after July 31, 2015 resulting from the perpetual stock exchange offer in favor of Banco Industrial’s shareholders, pursuant to which Banco Industrial shareholders have a right to exchange each share of common stock of Banco Industrial for two shares of common stock of Bicapital). No fractional shares were issued in connection with the reverse stock split; thus, any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. The number of authorized shares of our common stock remained unchanged.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. These figures have been adjusted to reflect the Reverse Stock Split.

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (million of US$)
Shareholders of Banco Industrial	April 2012 – March 2013	Common shares	2,638,658	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.
Shareholders of Banco Industrial	April 2013 – March 2015	Common shares	352,988	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.

Purchaser	Date of Sale or Issuance	Title of Securities	Number of Securities	Consideration (million of US$)
Shareholders of Banco Industrial	April 2014 – March 2015	Common shares	126,640	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.
Our existing shareholders and non-independent directors	July 2014	Non-Voting Preferred Shares	3,057	$152,830,000.00
Our existing shareholders and non-independent directors	August – September, 2014	Non-Voting Preferred Shares	204	$10,200,000.00
Our existing shareholders and non-independent directors	November – December, 2014	Non-Voting Preferred Shares	500	$25,000,000.00
Shareholders of Banco Industrial	April – September 2015	Common shares	38,154	As per our articles of incorporation, Banco Industrial shareholders have a perpetual right to exchange one common share of Banco Industrial for two common shares of Bicapital.

Item 8. Exhibits and financial statement schedules

(a) Exhibits

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement among Bicapital Corporation and the underwriters named therein.

3.1*	Articles of Incorporation of the Registrant (estatutos) (English translation).

4.1*	Specimen of global share certificate (English translation).

5.1*	Form of opinion of Galindo, Arias y López, Panamanian legal counsel, as to the legality of the shares of common stock.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG.

23.2*	Consent of Galindo, Arias y López (included in Exhibit 5.1).

24.1*	Powers of attorney (included in the signature pages to the registration statement filed May 22, 2015).

24.2*	Powers of attorney (included in the signature pages to the registration statement filed July 20, 2015).

99.3*	Registrant’s Waiver Request and Representation under Item 8.A.4.

*	Previously filed.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Panama, on this 16th day of December, 2015.

BICAPITAL CORPORATION

By:	/s/ Luis Fernando Prado
Name: Luis Fernando Prado
Title: International Division Manager, Authorized Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on December 16, 2015 in the capacities indicated.

Signature	Title

* Diego Pulido Aragón	President and Chief Executive Officer (Principal Executive Officer)

* Ricardo Elías Fernández Ericastilla	Operations Division Manager (Principal Financial Officer) (Principal Accounting Officer)

* Juan Miguel Torrebiarte Lantzendorffer	Member of the Board—Chairman

* Julio Ramiro Castillo Arévalo	Member of the Board—Vice-Chairman

* Federico Köng Vielman	Member of the Board

* José Antonio Arzú Tinoco	Member of the Board

* Juan Alfonso Solares Camacho	Member of the Board

* José Luis Gabriel Abularach	Member of the Board

* Tomás José Rodríguez Schlesinger	Member of the Board

* José Santiago Molina Calderón	Member of the Board

* Francisco Roberto Gutiérrez Martínez	Member of the Board

* Ricardo Emilio Molina Barascout	Member of the Board

*	Signed by Luis Fernando Prado, as attorney-in-fact.

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bicapital Corporation has signed this registration statement or amendment thereto in the city of Newark, Delaware, on December 16, 2015.

By:	/s/ Donald Puglisi
Name: Donald Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement among Bicapital Corporation and the underwriters named therein.

3.1*	Articles of Incorporation of the Registrant (estatutos) (English translation).

4.1*	Specimen of global share certificate (English translation).

5.1*	Form of opinion of Galindo, Arias y López, Panamanian legal counsel, as to the legality of the shares of common stock.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG.

23.2*	Consent of Galindo, Arias y López (included in Exhibit 5.1).

24.1*	Powers of attorney (included in the signature pages to the registration statement filed May 22, 2015).

24.2*	Powers of attorney (included in the signature pages to the registration statement filed July 20, 2015).

99.3*	Registrant’s Waiver Request and Representation under Item 8.A.4.

*	Previously filed.